Form 20-F
period 2002-12-31
TERRA NETWORKS SA
filed 2003-06-27
CIK 1097636

As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-28011

TERRA NETWORKS, S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

KINGDOM OF SPAIN

(Jurisdiction of incorporation of organization)

Calle Nicaragua, No. 54

08029 Barcelona, Spain

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, nominal value two euro each, listed on the Nasdaq National Market, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Nasdaq National Market.

American Depositary Shares, each representing the right to receive one ordinary share, listed on the Nasdaq National Market.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

The number of issued shares of each class of stock of Terra Networks, S.A. at December 31, 2002 was:

Ordinary shares, nominal value two euro each: 608,160,259.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by the forward-looking statements. The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language. We cannot guarantee future results, levels of activity, performance or achievements.

Potential risks and uncertainties which may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by the forward-looking statements include, but are not limited to:

•	declining expenditures on portal and other web-based advertising;

•	the failure to develop or expand our electronic commerce business;

•	difficulties in developing and introducing new access methods and devices;

•	the growth of free Internet access in many core markets that may increase competition;

•	the need to establish and maintain strategic relationships with content providers, e-commerce merchants and technology providers;

•	declining prices for our services;

•	difficulties in integrating our acquired businesses;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	the potential lack of attractive investment targets;

•	reliance on third-party content and service providers; and

•	other risks discussed under “Item 3—Key Information—Risk Factors”, “Item 5—Operating and Financial Review and Prospects”, “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this annual report.

•	the outcome of the public tender offer for our shares by Telefónica, S.A., launched on May 28, 2003. Further information regarding Telefónica’s public tender offer for our shares is available in the tender offer notification on Form CB filed by Telefónica with the SEC on June 23, 2003.

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value two euro each, are currently listed on the New Market segment of the Spanish stock exchanges under the symbol “TRR” and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our American Depositary Shares, or ADSs, each representing the right to receive one ordinary share, are listed on the Nasdaq National Market under the symbol “TRLY”. ADSs are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement with Citibank, N.A., as depositary.

As used in this annual report “Terra Lycos”, “Terra Networks”, “Terra Group”, “Terra”, “we”, “us”, “our” and similar terms mean Terra Networks, S.A. and its consolidated subsidiaries unless the context requires otherwise. The term “Lycos” refers to Lycos, Inc. and its consolidated subsidiaries.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

We publish our financial statements in euro. References to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time. In addition, for the convenience of the reader, this annual report contains translations of certain euro amounts into United States dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, the translations of euro into dollars have been made at $1.0485 to €1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. In this annual report, references to “U.S.$”, “dollars” or “$” are to United States dollars. See “Item 3—Key Information—Exchange Rates”.

This annual report includes statistical data and cites third-party projections regarding the future growth of the Internet industry. This data is taken or derived from information published by industry sources including International Data Corporation, a widely-cited source of market information and strategic information for the information technology industry. We believe that the statistical data and projections cited herein are useful in helping you understand the major trends in the Internet industry. However, we have not independently verified these figures and the rapidly evolving nature of the Internet industry makes it difficult to obtain precise and accurate statistics. Similarly, the third-party projections cited herein are subject to significant risks and uncertainties that could cause actual data to differ materially from the projected amounts. No assurance can be given that the estimated figures will be achieved, and you should not place undue reliance on the third-party projections we cite.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.    ADVISERS

Not applicable.

C.    AUDITORS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The selected consolidated financial data have been derived from our consolidated financial statements. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and the consolidated financial statements and notes to those statements appearing elsewhere in this annual report.

In reading the information provided below, you should consider the following:

•	Our historical financial results include the financial results of companies that were under the Telefónica group’s control during some of the periods presented. These companies operated our residential and SoHo, or small office/home office, ISP business in Spain (but not our Spanish portal business), our Spanish business having been transferred to us in April 1999, and our Chilean and Peruvian businesses in October 1999.

•	We acquired our principal:

•	Spanish portal business in April 1999;

•	Brazilian ISP and portal business in June 1999;

•	Argentine portal business in September 1999;

•	Mexican ISP and portal business in October 1999;

•	Venezuelan portal business in April 2000; and

•	Colombian portal business in July 2000.

•	In addition, we acquired:

•	Lycos, Inc. in October 2000; and

•	and our participation in our Uno-e Bank business in August 2001.

We have included the results of operations of these businesses in our consolidated results of operations from the dates that we acquired them for financial reporting purposes. Please see notes 2(b) and 2(d) to our consolidated financial statements appearing elsewhere in this annual report.

As a result of these acquisitions, as well as the loss of advertising revenues from other Internet companies due to the adverse conditions affecting the sector, the introduction of free Internet access in Spain, Brazil, Chile and Mexico and the introduction of limited flat rate access in Spain, among other factors, our historical financial statements may not be a reliable indicator of our future performance.

All information is presented in Spanish GAAP except as noted. The principal differences between Spanish GAAP and U.S. GAAP are explained in note 22 to our consolidated financial statements appearing elsewhere in this annual report.

Financial data for periods prior to January 1, 1999 were restated from Spanish pesetas into euro using the irrevocably-fixed exchange rate at January 1, 1999 of €1.00 = Ptas 166.386. The comparative financial statements for periods prior to January 1, 1999 reported in euro depict the same trends that would have been presented had we continued to present such financial statements in Spanish pesetas. However, financial information for periods prior to January 1, 1999 is not comparable with that of other companies reporting in euro that restated these amounts from a currency other than the Spanish peseta.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of euro, except share data)
Consolidated Statement of Operations Data:
Amounts in accordance with Spanish GAAP:
Revenues:
Advertising	1,115	5,123	128,117	376,341	264,728
Access and Services	9,646	24,817	118,694	203,780	238,684
Corporate Services	—	10,710	29,306	46,130	43,657
E-commerce	—	66	12,881	12,801	16,634
Other	1,384	9,515	18,531	54,460	58,088

Total revenues	12,145	50,231	307,529	693,512	621,791
Operating expenses:
Goods purchased	(8,475)	(31,044)	(193,626)	(352,039)	(293,619)
Personnel expenses	(3,175)	(19,942)	(116,868)	(204,969)	(165,433)
Depreciation and amortization	(701)	(6,272)	(83,513)	(157,426)	(142,718)
Other	(5,555)	(83,904)	(356,281)	(396,522)	(304,433)

Total operating expenses before financial expenses	(17,906)	(141,162)	(750,288)	(1,110,956)	(906,203)

Operating loss	(5,761)	(90,931)	(442,759)	(417,444)	(284,412)
Financial income (expense), net	(90)	1,839	35,487	126,262	63,544
Amortization of goodwill(1)	(339)	(28,654)	(253,484)	(386,332)	(254,157)
Reversal of negative goodwill in Consolidation	—	—	—	2,825	1,602
Equity share of affiliate losses, net	—	(60)	(54,721)	(181,732)	(148,902)

Loss from ordinary activities	(6,190)	(117,806)	(715,477)	(856,421)	(622,325)
Extraordinary income (expense)(2)	(562)	(1,425)	(89,710)	(74,847)	(1,046,332)
Corporate income tax	1,334	35,899	248,142	363,350	(342,625)
Minority interest	1,673	1,928	691	1,620	2,412

Net loss	(3,745)	(81,404)	(556,354)	(566,298)	(2,008,870)

Basic and diluted net loss per ordinary share	(0.02)	(0.40)	(1.61)	(0.91)	(3.27)
Weighted average ordinary shares outstanding (fully diluted)	193,525,585	203,763,953	344,819,216	621,265,845	614,713,052
Dividends per share	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net loss	(5,061)	(139,310)	(1,236,441)	(11,411,749)	(1,597,689)
Basic and diluted net loss per ordinary share	(0.03)	(0.68)	(3.59)	(18.37)	(2.60)

(1)	Under U.S. GAAP goodwill amortization is included in operating expenses. Under U.S. GAAP, goodwill is not amortized in 2002.
(2)	Extraordinary income (expense) items under Spanish GAAP would not qualify as extraordinary items under U.S. GAAP.

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands of euro)
Selected Consolidated Balance Sheet Data:
Amounts in accordance with Spanish GAAP:
Cash and cash equivalents	148	589,986	2,673,384	2,190,124	1,761,088
Working capital(1)	(3,701)	501,266	2,467,155	1,980,947	1,675,746
Total assets	18,617	1,405,465	6,738,237	6,107,331	3,504,922
Total long-term obligations	221	15,183	159,888	97,877	43,649
Shareholders’ equity	3,593	1,233,527	6,126,833	5,556,792	3,190,887
Capital stock (excluding long-term debt and redeemable preferred stock)	5,589	560,000	1,242,532	1,242,532	1,216,321
Amounts in accordance with U.S. GAAP:
Total assets	16,884	1,301,359	16,958,819	4,743,246	2,691,526
Shareholders’ equity (U.S. GAAP)	1,882	1,129,471	16,409,923	4,220,453	2,346,243

(1)	Working capital is defined as total current assets minus total current liabilities.

Exchange Rates

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is 166.386 = €1.00. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

The Federal Reserve Bank of New York no longer quotes a noon buying rate for the currencies of any of the participating member states, including Spain. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of $1.1843 = €1.00, the noon buying rate for euro on June 16, 2003.

Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar shown in our consolidated financial statements and in the other financial information discussed in this annual report. Our reporting currency during those periods was the Spanish peseta.

In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows the Spanish peseta/U.S. dollar exchange rate for 1998 based on the Noon Buying Rate expressed in Spanish peseta per $1.00:

	Noon Buying Rate
Year	Period End	Average(1)	High	Low
	Spanish Peseta/U.S. Dollar
1998	142.15	149.42	157.41	136.80

Source:	Federal Reserve Bank of New York.
(1)	The average of the Noon Buying Rates on the last day of each full month during the relevant period.

The following table shows, for the periods and dates indicated, the euro/U.S. dollar exchange rate for 1999, 2000, 2001 and 2002 based on the Noon Buying Rate expressed in U.S. dollars per €1.00:

	Noon Buying Rate
Year	Period End	Average(1)	High	Low
	U.S. Dollar/Euro
1999	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594

Source:	Federal Reserve Bank of New York.
(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

Month	Period End	High	Low
	U.S. Dollar/Euro
June 2003 (through June 16)	1.1843	1.1870	1.1686
May 2003	1.1766	1.1853	1.1200
April 2003	1.1180	1.1180	1.0621
March 2003	1.0900	1.1062	1.0545
February 2003	1.0779	1.0875	1.0708
January 2003	1.0739	1.0861	1.0361
December 2002	1.0485	1.0485	0.9927

Monetary policy within the members of the euro zone is set by the European Central Bank. The European Central Bank has set itself the objective of containing inflation and will adjust interest rates in line with this policy without taking into account economic variables such as the rate of unemployment. It has further declared that it will not set an exchange rate target for the euro.

Our ordinary shares are quoted on the New Market segment of the Spanish stock exchanges in euro. Currency fluctuations may affect the dollar equivalent of the euro price of our ordinary shares listed on the New Market segment of the Spanish stock exchanges and, as a result, the market price of our ADSs, which are quoted on the Nasdaq National Market.

Our results will continue to be affected by fluctuations between the euro and the currencies in which some of our revenues and expenses are denominated, principally the United States dollar, the Brazilian real, the Mexican peso and the Chilean peso.

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones facing Terra Networks. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks and investors could lose all or part of their investment. See also “Forward-Looking Statements”.

D.1    Risks Related to Our Financial Condition

D.1.1    We have never been profitable and expect our losses to continue at least until 2005.

We have never been profitable. For the year ended December 31, 2002, we recorded a net loss of €2,008.9 million under Spanish GAAP due to an impairment of goodwill, other assets and the reversal of tax credits, and for the year ended December 31, 2001, we recorded a net loss of €566.3 million under Spanish GAAP. We expect to continue to incur significant losses. Based on our most recent business plan, goodwill related to acquisitions we have made and the experience of other Internet portal companies and ISPs, we have set a target of generating positive net income in 2005. However, because our business plan is necessarily based on future expectations, including those relating to the Internet industry, which is rapidly evolving and intensely competitive, our actual results may be significantly better or worse than our projected results.

D.1.2    You should not rely on the results for any previous year as an indication of our future performance.

There can be no assurance that the purchasing pattern of customers advertising on the Terra network will not continue to fluctuate, that advertisers will not make smaller and shorter-term purchases, or that market prices for online advertising will not decrease due to competitive or other factors. Because of the rapidly changing market we serve, period-to-period comparisons of operating results are not likely to be meaningful. You should not rely on the results for any period as an indication of future performance.

We experienced strong revenue growth during 2000 and 2001 following a period of aggressive acquisitions in 1999 and 2000. Our revenues, however, decreased in 2002 principally due to negative currency effects, and we believe that it may be difficult to achieve the same level of revenue growth in 2003 or in future periods as that in prior years. Our business has not yet achieved consistency. Accordingly, you should not rely on year-to-year comparisons of our results of operations as an indication of our future performance.

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including, among others:

•	our ability to grow our paid customer bases in Internet access;

•	our ability to adapt to the needs of our changing mix of advertisers (e.g. companies in traditional lines of business have only recently begun to increase their aggregate commitments to Internet advertising);

•	our ability to deliver under our framework alliance with Telefónica;

•	our ability to successfully market and develop our CSP (Communication Service Provider) products;

•	the amount of advertising spending by other Internet and technology companies as a result of the adverse economic conditions that have affected and may continue to affect these sectors; and

•	fluctuations in the prices we pay for content and technology we obtain from third parties.

D.1.3    We have recorded an impairment charge to goodwill and capitalized tax credits and may be required to make additional writeoffs in the future.

We generate goodwill relating to our acquisitions. Goodwill represents the portion of the purchase price of an acquisition in excess of the fair value of the assets acquired less liabilities assumed. We generated substantial amounts of goodwill from our acquisitions, most importantly from our acquisition of Lycos. Part of our strategy involves making significant acquisitions. Because Internet businesses of the type we target often do not have substantial tangible assets, any acquisition of these businesses may generate significant amounts of goodwill.

We recognize tax assets for accounting purposes after analysis of the budgets and business plans which support their recovery in a period of less than ten years, which, under current accounting legislation in Spain, is the maximum period for recognizing tax assets for tax loss carryforwards. In 1999, 2000 and 2001, we recorded tax assets for the tax losses incurred in these years, since we considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force.

We perform ongoing business reviews and, based on quantitative and qualitative measures, assess the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, we determine the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. We determine fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows.

At 2002 year-end, we carried out a study to examine general new market conditions and conditions in the Internet industry in particular. The main objective of this analysis was to determine the amortization of goodwill and capitalized tax assets on the basis of estimates of future value that each of our businesses and countries is expected to generate, in accordance with the generally accepted accounting principles. Additionally, an independent appraiser was requested to prepare a study of the goodwill associated with the acquisition of Lycos, Inc. As a result of this study, consolidated goodwill was written down and capitalized tax credits were reversed. For more information, see notes 4, 5 and 15 to our consolidated financial statements appearing elsewhere in this annual report.

We cannot be certain that we will be able to amortize all of the goodwill or tax credits that we now carry as an asset and we may be required to write off additional goodwill or capitalized tax credits in the future under U.S. GAAP or Spanish GAAP. Either of these could have a material adverse effect on our financial results.

D.1.4    Our stock price has been volatile historically and may continue to be volatile.

Since our listing in 1999, the market prices of our ordinary shares and ADSs have been and may continue to be subject to wide fluctuations. During 2002, the closing sale prices for our ADSs on the Nasdaq National Market ranged from approximately U.S.$3.65 to approximately U.S.$8.85. During the first half of 2003, the closing sale prices for our ADSs on the Nasdaq National Market ranged from approximately U.S.$4.3 to approximately U.S.$6.5. The sale price of our ADSs closed at U.S.$6.13 on June 24, 2003. The market prices of our ordinary shares and ADSs may fluctuate in response to any of the following events:

•	quarterly variations in our results of operations;

•	announcements of technological innovations or new products and media properties by us or our competitors;

•	changes in financial estimates and recommendations by securities analysts;

•	a decrease in the number of U.S. investors;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	news relating to trends in our markets;

•	announcements relating to the Telefónica tender offer for our shares, launched May 28, 2003; and

•	announcements or events relating to companies with whom we have strategic alliances, such as Telefónica.

Also, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares and ADSs, regardless of our operating performance. Additionally, fluctuations in the market price of our ordinary shares and ADSs could result in stockholder lawsuits or affect our ability to retain key employees who hold stock options, either or both of which potentially could impair our business, financial condition and results of operations.

On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it does not currently own. Our board of directors on June 26, 2003, consistent with the independent fairness opinions rendered by the financial advisers appointed by the board, and based on the unanimous recommendation of the independent directors, considers the current terms and conditions of the tender offer to be fair and for the benefit of the Company and its shareholders.

As a result of the tender offer, the technical advisory committee of the Ibex 35 index has decided to remove Terra Networks from the index, effective July 24, 2003. Once the result of the tender offer is published, the committee will reconvene on an extraordinary basis on July 28, 2003 to decide whether to reinclude or substitute for our shares in the index. If the committee decides to reinclude our shares in the Ibex 35 index, the reinclusion will take effect beginning August 4, 2003.

D.1.5    We may fail to achieve the planned synergies and efficiencies resulting from our new focus on standardization and centralization of products and services in our new Global Operations unit.

In the second half of 2002, we created a new business unit, known as Global Operations, to develop enhanced products, services and systems for our customers, through standardizing and centralizing global functions relating to product management. This was done to improve and speed up the launch of our products globally, without compromising our corporate policy of preserving local color in each case, as well as to improve the finances of our company through realizing efficiencies and synergies. Global Operations is integrated throughout all of our geographical markets. For more information about our Global Operations unit, see “Item 4—Information on the Company—New Organizational Structure in Response to our Centralized Strategy”.

There may exist certain disparities between local market implementation and needs and our centralization of product and service offerings at the global level. Such differences, either among local market needs, or among implementation requirements across markets, may prevent us from realizing anticipated synergies and efficiencies from our centralization efforts. In the event that the Global Operations unit is not successful at this coordination, our business, financial condition and results of operations may be harmed.

D.1.6    Acquisitions could result in operating difficulties.

As part of our business strategy, we have completed several acquisitions of local Internet-based businesses. We also expect to enter into additional combinations and acquisitions in the future. Our past acquisitions were accompanied by a number of risks, including:

•	the difficulty of assimilating managerial and operational resources;

•	the potential disruption of our ongoing business and distraction of management;

•	the difficulty of incorporating technology or content and rights into our products and media properties and unanticipated expenses related to such integration;

•	the impairment of relationships with employees and customers of the acquired companies or our own business as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with our acquisitions.

We may experience similar risks in connection with our future acquisitions. If we are not able to integrate these businesses successfully, the quality of our services may suffer and customers may be less likely to use our services. Furthermore, if we are not able to develop strategies and implement business plans that take advantage of synergies with these acquired businesses, we may not be able to realize the anticipated benefits and growth opportunities from such acquisitions. We may not be successful in addressing these risks or any other problems encountered in connection with future acquisitions and the failure to do so could harm our business financial condition and results of operations.

D.1.7    Our ability to generate revenues would be adversely affected if e-commerce fails to gain acceptance as a viable means for transacting business in Latin America and Spain.

Numerous factors could delay or prevent the emergence of e-commerce in Latin America and would impair our ability to generate e-commerce revenues and adversely impact our business. Reasons why e-commerce may not gain acceptance among consumers and merchants include:

•	the absence of a tradition in Latin America and Spain of consumers making purchases from non-“bricks and mortar” retailers, such as catalog retailers;

•	the small percentage of consumers holding credit cards in Latin America, which are the primary method of payment for e-commerce transactions in the United States;

•	the lack of widespread acceptance of electronic payment methods;

•	low levels of credit card use in Latin America;

•	higher incidence of fraud in connection with credit cards and other methods of payment in Latin America and Spain as compared to the United States;

•	concerns about security of commercial data, such as credit card numbers;

•	concerns over privacy of consumers’ personal data; and

•	lack of adequate distribution and fulfillment operations for goods purchased.

If concerns about third-party fraud persist, our ability to generate revenues from e-commerce may be limited, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, customs duties and taxes are imposed on deliveries of international parcels in many countries in Latin America, making international e-commerce transactions more costly. Many countries also do not have systems in place to ensure speedy and reliable delivery of parcels once they have cleared customs. These problems may deter merchants and consumers from engaging in e-commerce transactions.

D.1.8    Our results and cash flows are exposed to currency exchange rate fluctuations in most of the major markets in which we do business.

Although our reporting currency is the euro, revenues earned and expenses relating to our U.S. and Latin American operations are denominated in dollars and in local currencies, respectively. Fluctuations in exchange rates of Latin American currencies have had in the past and may continue to have a material impact on our results of operations and financial condition. The currencies of many Latin American countries, including Argentina, Brazil and Mexico, have experienced substantial depreciation and volatility in the past. In 2002, variations in currencies, particularly the decline in the value of the U.S. dollar, the Brazilian real and the Mexican peso relative to the euro, decreased our consolidated net sales by approximately 10%. Currency fluctuations can also have a significant impact on our balance sheet, particularly shareholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro-zone into euro. In 2002 our shareholders’ equity was reduced by €334.9 million due to the translation of the financial statements of our foreign subsidiaries, related primarily to the decline of the U.S. dollar and the depreciation of the Argentine peso and the Brazilian real relative to the euro.

In addition, the imposition of foreign currency exchange restrictions by Latin American governments may limit the ability of our Latin American subsidiaries to pay us dividends or other amounts owed to us, which could have a material adverse effect on our business, financial condition and results of operations.

D.1.9    We may have to change the strategic emphasis we place on the various markets in which we are present.

In 2002, our growth in certain of our major markets, such as Spain and the United States, either stabilized or declined. If this trend continues into the future, we may have to reevaluate the relative importance of each of our geographical markets to the composition of our total revenues, and adjust our marketing strategy and service offerings accordingly. We may be required to scale back our activities in certain markets and to emphasize others. The reevaluation may harm our business, financial condition and results of operations.

D.2    Risks Related to the Internet Industry

Risks Related to the Internet Access and Media Businesses

D.2.1    We face competition in the market for Internet access from telecommunications providers and content providers.

Local market regulation governs the relationship between infrastructure providers (telecommunications providers or cable operators) and Internet service providers (ISPs). Other than access, there are few substantial barriers to entry in the Internet services industry and connection costs for users and customers are low. In certain markets, depending on regulation, local telecommunications providers or cable operators have strong incentives to integrate vertically, thereby creating both commercial and technical barriers to the entry of new ISPs. By bundling with access, infrastructure providers are often able to propose bundled Internet service plans at very competitive rates. This vertical integration could cause downward price pressure and also limit our access to infrastructure. Either of the above could have a material adverse effect on our business, financial condition and results of operations.

In addition, where local regulation permits, content providers may also take advantage of the traffic generated on their sites to enter into revenue-sharing arrangements with telecommunications providers based on traffic flow. This practice has created intense price competition with Internet service providers, such as us, who must propose differential and value-added services to maintain consumer loyalty. If we fail to offer access on competitive terms, or if we fail to offer value-added services that are attractive to customers, our business, financial condition and results of operations may be harmed.

D.2.2    More individuals are utilizing non-PC devices to access the Internet, and we may not be successful in developing a version of our service that will gain widespread adoption by users of such devices.

In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices, is expected to increase dramatically. Our services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of our services through such devices difficult, and we may be unsuccessful in our efforts to modify our online properties to provide a compelling service for users of alternative devices. As we have limited experience to date in operating versions of our service developed or optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we are unable to attract and retain a substantial number of alternative device users to our online services, we will fail to capture a sufficient share of an increasingly important portion of the market for online services.

D.2.3.    If Internet usage does not continue to grow at a strong pace, our business may not be successful.

Some of the Internet markets in which we operate outside the United States are in an early stage of development. Our business, financial condition and results of operations will be materially and adversely affected if Internet usage in such markets does not continue to grow or grows more slowly than we anticipate. We develop our expectations for Internet-industry growth on the basis of publicly-available projections such as those cited in this annual report. Any of these projections may turn out to be overly optimistic.

Growth in the number of Internet users and the number of hours spent online may be inhibited for a number of reasons, including:

•	high cost of Internet access;

•	high price and limited availability of Internet access devices;

•	limited or no availability in some markets of unlimited local telephone service for a fixed fee;

•	concerns about security and privacy;

•	difficulty of use of the Internet;

•	low quality of service;

•	economic events;

•	limited availability of telephone lines or other access methods, including broadband access; and

•	a slower-than-expected rate of development of telecommunications network infrastructure.

D.2.4    A substantial portion of revenues is derived from Internet advertising, and demand from current and potential clients for online advertising is difficult to forecast accurately.

A substantial portion of our revenues comes from advertisements displayed on our portals and network of sites. Our ability to continue to achieve substantial advertising revenue depends upon:

our ability to transition and expand into other forms of advertising in light of reductions in advertising prices and increased competition;

•	growth of our user base;

•	our user base being attractive to advertisers;

•	our ability to derive better demographic and other information from our users;

•	our ability to deliver or measure the delivery of advertisements reliably; and

•	acceptance by advertisers of the Internet as an advertising medium.

Many Internet companies have failed and other Internet companies have substantially reduced their spending on advertising, and companies in more traditional lines of business are not purchasing advertising as quickly as we anticipated as a result of the economic slowdown. Furthermore, potential advertisers that have relied on traditional advertising media may be reluctant to advertise on the Internet. These conditions are currently having and could continue to have in the future a material adverse effect on our business, financial condition and results of operations.

D.2.5    We will not be able to remain competitive if we do not continually enhance and develop the content and features of our Internet services and if we fail to establish and maintain strategic relationships with content providers, technology providers and e-commerce merchants.

To remain competitive, we must enhance and improve our content, tailoring it to the specialized needs of our markets and users. In addition, we must:

•	continually improve the responsiveness, functionality and features of our portals and sites;

•	develop products and services that are attractive to visitors, advertisers and subscribers;

•	establish a strong relationship with our users; and

•	increase the download speed of our content through broadband access methods such as ADSL and cable.

We may not succeed in developing or introducing in a timely manner features, functions, products and services that users and advertisers find attractive in order to remain competitive in the future. This would likely reduce our user traffic and materially and adversely affect our business, financial condition and results of operations.

We also supplement our proprietary content with third-party content. Accordingly, we have focused on establishing relationships with leading content providers, technology and infrastructure providers, and e-commerce merchants. Our business depends in part on these relationships. Because some of our agreements with these and other third parties are not exclusive, our competitors use some of the same partners as we do and may attempt to adversely impact our relationships with our partners. We might not be able to maintain these relationships or replace them on financially attractive terms. If the parties with whom we have these relationships do not adequately perform their obligations, reduce their activities with us, choose to compete with us or provide their services to a competitor, we may have more difficulty attracting and maintaining users and our business, financial condition and results of operations could be materially and adversely affected. There can also be no guarantee that new relationships we may develop in the future will be successful or renewed.

Risks Related to E-commerce

D.2.6    Concerns about security of e-commerce transactions and confidentiality of personal user information on the Internet may reduce the use of our network and impede our growth.

A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized breach of security occurred. We incur significant costs to protect against the threat of security breaches or could be required to incur significant additional costs to alleviate problems caused by breaches. Unauthorized persons could attempt to penetrate our network security and to gather personal information on our users. If successful, they could misappropriate proprietary information or cause interruptions in our services. As a result, we could be required to expend capital and resources to protect against or to alleviate these problems. Security breaches could thus have a material adverse effect on our business, financial condition and results of operations.

D.2.7    We are exposed to some direct sales risks, including fulfillment risk and product liability risk.

We are exposed to direct sales risks in connection with our activities as a retailer and fulfillment manager. If we do not successfully operate our fulfillment centers, our ability to meet customer demand could be significantly limited and our business may consequently be harmed. In addition, some of the products we sell such as toys, tools, hardware, computers, and kitchen and housewares products may expose us to product liability claims relating to personal injury, death or property damage caused by such products and may require us to take actions such as product recalls. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Companies with which we have formed strategic alliances and the network of retailers with whom we have relationships also may sell products that may indirectly increase our exposure to product liability claims.

D.2.8    Recent or future world events and general economic conditions could have a significant negative impact on the travel industry.

The value of our various joint ventures and investments is subject to the fulfillment of their business plans and the general business conditions in the economic sector in which the joint venture or investment may be operating. The risks of sectors in which we invest may not necessarily be those of our company. However, the recent unfavorable impact of the SARS virus on international and domestic travel, as well as a slow economic climate, could have a material adverse effect on the travel industry in general and on the business, financial condition and results of operations of Rumbo and OneTravel, our travel services portals.

D.3    Risks Related to Our Business and Strategy

Risks Related to the Internet Access and Media Businesses

D.3.1    If we are not able to attract and retain users of pay Internet services, we will not be able to increase our revenues as planned, which could adversely affect our business, financial condition and results of operations.

As part of our business strategy we seek to acquire users of pay Internet services under subscription-based or pay-per-view/pay-per-use arrangements. At May 31, 2003, we had 1.5 million pay Internet access subscribers. If we are unable to attract and retain new paying customers and subscribers and to generate additional revenues from value-added services, our business, financial condition and results of operations could be harmed. In order to compete effectively, we may need to expend significant internal engineering resources or acquire other technologies and companies to provide or enhance our offering of revenue generating value-added services. If we are unable to maintain or expand our pay customer and user base in the future, our revenues may decline.

D.3.2    If broadband access does not develop in some of our markets at the rate we anticipate, we may not be able to increase our broadband-based products and the number of users of our value-added pay services, which could adversely affect our ability to generate additional revenues as planned.

In connection with our business strategy, we are seeking to transition our users successfully to our value-added pay services. As part of our strategy to shift customers towards value-added pay services and to attract new paying customers, we are focusing on the development of broadband products and services. We expect that broadband access will become more widely available in Latin America in the near future in part as a result of the wide-scale deployment of asymmetric digital subscriber lines (ADSL) by other telecommunications operations in some of these markets. If broadband access does not develop at the rate we anticipate, we may not be able to offer broadband-based value-added services, which could have a material adverse effect on our business, financial condition and results of operations.

These value-added pay services include those that take advantage of broadband technologies that permit access to expanded multimedia content. We may offer these and other premium services with our Internet access services on an integrated basis. If we are unable to transition our users, or if we are unable to attract new users, we may not be able to generate significant revenues from these services and our business, financial condition and results of operations could be harmed.

D.3.3    We have spent considerable amounts of money and resources to provide a variety of communications services, but such services may not prove to be successful in generating significant revenue for us.

Currently, a significant portion of the traffic on our online properties is directed at our communications services, such as email, instant messaging and chat rooms, and we expect this trend to continue for the foreseeable future. We provide these and other basic communications services free of charge to users, as is the case with most of our competitors. We also offer fee-based enhancements to our email service and also depend on the use of certain other of our services to generate revenues from our communications services. This revenue model and alternative revenue models for our communications and electronic commerce services, such as subscription fees and commissions, are relatively unproven and may not generate sufficient revenues to be meaningful to us. As communications services become an increasingly important part of our total offering, we must continue to provide new communications applications that are compelling to users and which utilize more sophisticated communications technologies to provide such applications to many types of access devices in addition to the personal computer, while continuing to develop an effective method for generating revenues for such services, including the bundling of these services with Internet access products. In addition, the development of these technologies requires long development cycles and a more significant investment by us. If we cannot generate revenues from our communications services that are greater than the cost of developing and providing such services, our operating results will be harmed. In addition, our strategy substantially depends on the development of our technological platform as well as our ability to enter into alliances and agreements with leading companies in the technology field. If we are not able to develop our platform or partnerships with other companies, our business, financial condition and results of operations may be adversely affected.

D.3.4    We may not be able to attract a sufficient number of users in some of our developing access markets.

We have invested in contracts with infrastructure providers in order to be able to provide Internet access and content in certain of our developing markets, such as Mexico. If we fail to achieve critical mass in the number of users or subscribers we attract, we may not generate sufficient revenues to absorb our costs of operations in these markets, and may be forced to scale back our activities or exit these markets. This could harm our business, financial condition and results of our operations.

D.3.5    We may fail to maintain our audience which could adversely affect our audience performance-linked revenues.

Our advertising revenues are based on certain performance-related criteria, such as click-through rates and minimum levels of user impressions, which determine in part the fees we receive for banner advertising and third-party sponsorships, such as BBVA and Visa. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

•	the fees we are entitled to receive may be adjusted downwards;

•	we may be required to “make good” on our obligations by providing alternative services;

•	the sponsors may not renew the arrangements or may renew at lower rates; and

•	sponsors may default on the payment commitments in such agreements as has occurred in the past.

Accordingly, any leveling off or decrease of our user base (or decrease in usage by our existing base) in our performance campaigns could result in a significant decrease in our revenues, which could have a material adverse effect on our business, financial condition and results of operations.

D.3.6    If key personnel leave unexpectedly and are not replaced or if we are unable to hire qualified personnel in designated growth areas, we may not be able to execute our business plan.

We are substantially dependent on the continued services of our highly-qualified managerial, sales and technical personnel. These individuals have acquired specialized knowledge and skills with respect to our operations. If any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Some of Lycos’ former officers departed after our acquisition of the company in

October 2000, and also in 2002. We may experience similar departures from our domestic or international business in the future.

In addition, we expect that we will need to hire additional personnel in designated growth areas. The competition for qualified personnel can be intense. At times, we have experienced difficulties in hiring personnel with the right training or experience, particularly in technical areas. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, we may be unable to meet our business plan and as a result our business, financial condition and result of operations may be harmed.

Risks Related to E-commerce

D.3.7    We may not be successful in expanding the number of users of our e-commerce services, and our ability to effectively provide electronic commerce services, such as online shopping, is limited.

We have focused, and intend to continue to focus, significant resources on the development and enhancement of our electronic commerce properties particularly in the areas of travel and education. These properties, such as Terra Compras/Terra Shopping, link users with a network of retailers with whom we have relationships. However, in order to support our electronic commerce initiative, we must rely in most cases on our third-party suppliers. The failure of our network of retailers to provide quality service to users of our websites, to deliver to our users on a timely basis the products purchased on our websites or to deliver satisfactory products could result in user dissatisfaction, which could, in turn, cause users to stop visiting our websites or using our services. Competing providers of online shopping, including merchants with whom we have relationships, may be able to provide a more convenient and comprehensive online shopping experience due to their singular focus on electronic commerce. As a result, we may have difficulty competing with those merchants particularly in the areas of travel and education for users of electronic commerce services. The inability of our electronic commerce properties to generate significant revenues could have a material adverse effect on our business, financial condition and results of operations.

D.3.8    The successful operation of our business depends upon the supply of critical elements from our joint venture partners over whom we have limited, if any, control.

We depend upon our joint venture partners and third parties, to a substantial extent, for several critical elements of our business, including various technology, infrastructure, content developments, software and distribution components. The value of our joint ventures and investments may be affected by our relationships with our partners in the various companies, which could affect the business or the exit value of the company. Our partners may engage in relationships over which we have no control, but which may nonetheless have a substantial impact on our business. Any interruption in supply depending on these third-party contracts could cause service interruptions or reduce the quality of our product offerings, which could harm our business, financial condition and results of operations.

D.4    Risks Related to Our Relationship with the Telefónica Group

D.4.1    Several companies within the Telefónica group, including Telefónica de España, currently compete with us with respect to certain services that we provide in Spain and some Latin American countries and companies in the Telefónica group could eventually compete with us in other services and markets in the future.

We currently compete directly with certain fixed telephony and cable operators of the Telefónica group in Spain and certain Latin American countries with respect to the provision of narrow band (i.e., dial-up Internet access services) and ADSL services to residential customers. We may in the future compete in the provision of Internet access services in countries where we currently do not, but where the Telefónica group currently does, provide such services, or inversely, where we currently provide such services and the Telefónica group does not. For example, we could decide to launch Internet access services in Argentina in the near future, while Telefónica could decide to launch ADSL services in Brazil. In addition, many companies in the Telefónica group operate portals, and some of these companies offer services related to or that may compete directly with services that we offer. Other companies in the Telefónica group could in the future compete with us, and they may also pursue their own Internet-related businesses or operational strategies, including:

•	offering ISP and access products (narrow and broadband) in some of our markets;

•	further developing their existing portals or launching new portals;

•	offering services through new platforms (e.g., UMTS, Wi-Fi) and/or devices (e.g., personal digital assistants, wireless access devices, etc.); and

•	offering Internet-based services from new media platforms operated by them.

Because most Telefónica group companies operate in the telecommunications or media industries, there could be additional situations in which we and these other companies find ourselves with related, or even competing activities. Regulatory requirements in some countries may also necessitate that Telefónica group companies make their Internet-based technology infrastructure available to our competitors.

D.4.2    As our controlling shareholder, Telefónica exerts significant influence over our corporate decisionmaking, which may result in conflicts of interest with other members of the Telefónica group.

Telefónica is able to exercise significant influence over all matters requiring approval by our shareholders and board of directors, including approvals of mergers and other business combinations and decisions as to capital expenditures as a result of its approximately 38% interest in us and its effective ability to appoint a majority of our directors. It may also influence our operations and business strategies, including by limiting or restricting our ability to pursue certain strategies. See “Item 6—Directors, Senior Management and Employees”.

Due to the fact that we are part of the Telefónica group, the business activities and strategies of individual Telefónica group companies may result in conflicts of interest. When conflicts of interest arise, Telefónica, as the parent company of the Telefónica group, and the respective group companies must address and resolve them, balancing the conflicting interests involved. Decisions made at other Telefónica group companies may also affect us directly. In certain cases, Telefónica may consider it to be in the interest of the Telefónica group to resolve conflicts of interest against one of the parties concerned, including against us. See “Item 4—Information on the Company—Organizational Structure—Our Relationship with the Telefónica Group—Telefónica Group Organization”.

D.4.3    Contracts between us and members of the Telefónica group were negotiated between parties under common control.

We have entered into a significant number of contracts with members of the Telefónica group. These contracts were negotiated between parties under common control. We aim to negotiate terms and conditions similar to those available from third parties. The most recent and some of the more important of these contracts resulted from our entering into the Strategic Alliance Framework Agreement with Telefónica in February 2003, the details of which are set forth under “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”. As a result of this agreement, our business relationship as a supplier to the Telefónica group has been reinforced. Inversely, the fact that we have also intensified our relationship with the Telefónica group with regard to network-related services means that we rely on these companies for a large portion of our revenues and costs.

D.4.4    Our new Strategic Alliance Framework Agreement with Telefónica, S.A. could be terminated in the event of certain changes of control of Terra Networks, S.A.

On February 2003, we entered into a Strategic Alliance Framework Agreement with Telefónica, S.A., together with many ancillary contracts pursuant thereto, which guarantees the Terra Lycos Group a value generation of at least €78.5 million per year over six years, ending December 31, 2008. Notwithstanding the foregoing, the Strategic Alliance Framework Agreement could be terminated at Telefónica’s option in the event of a change control of Terra Networks, S.A., provided, however that the change is not caused by (i) the transfer by Telefónica, S.A. of all or part of its participation in Terra Networks, S.A., or (ii) an act or agreement of Telefónica, S.A. with a third party which leads to a change of control that entitles a shareholder other than Telefónica, S.A. to direct the management and administration of Terra Networks, S.A. directly or indirectly, as the holder of the majority of voting rights or by virtue of agreements entered into with other shareholders. All the agreements entered into pursuant and subject to the Strategic Alliance Framework Agreement would also terminate on that date.

Should a change of control take place before October 27, 2005 and should Telefónica, S.A. consequently choose to terminate the Strategic Alliance Framework Agreement, Telefónica would be obligated to purchase products and services from the Terra Lycos Group during each quarter included between the termination date and October 26, 2005, on the following terms: (i) $50 million for each quarter the first year, (ii) $56.25 million for each quarter the second year and (iii) $62.5 million for each quarter the third year. These revenues may be subject to downward adjustment in the event that we realize excess revenues pursuant to the Strategic Alliance Framework Agreement in excess of contractual minimums.

D.4.5    We or Telefónica may fail to fulfill our obligations under the Strategic Alliance Framework Agreement in a timely manner, which could cause our anticipated revenue stream from this contract to be reduced or deferred to a future year.

Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Lycos group a generation of at least €78.5 million per year in value, calculated as the difference between operating revenues arising from the services provided under the Framework Agreement, and the cost and investments directly associated with the services provided.

Under the Agreement, Telefónica must propose to purchase products, services and/or operations from us that generate value to us of at least €78.5 million per year, for projects that we have a unilateral right to accept, reject or defer. If we fail to provide services to Telefónica that generate at least €78.5 million in value per year for us, due to the need for further technological development of the product or service ordered or for any other reason, we may have to defer our recognition of this revenue until a future fiscal year.

Similarly, Telefónica may fail to propose services for us to provide in any given year of a value equivalent to €78.5 million. In this case, we may choose to waive our contractual right to payment for that year in order to recognize the revenues in operating income in a future year when such services may be provided.

D.4.6    Regulations may affect our ability to cooperate with Telefónica S.A.

Our relationship with the Telefónica group may be viewed as a competitive strength that attracts the attention of our competitors and competition authorities. Competition authorities could initiate actions against us in connection with our relationships with Telefónica group companies.

Telefónica is designated by the relevant regulatory authorities as incumbent operator for certain regulated telecommunications markets in Spain and several Latin American countries. As a result, for regulatory reasons we may have to refrain from or adjust some of our bundled offerings including certain Telefónica services. In addition, Telefónica is required to supply its telecommunications and multimedia services to all of its customers on the basis of objectivity, non-discrimination and disclosure. As a result, we receive the same terms and conditions from Telefónica as our competitors in respect of these services.

D.4.7    Our relationship with Telefónica may limit our ability to work with its competitors.

For strategic reasons, we may be prevented from having commercial relationships with Telefónica’s competitors. It may also be possible that such competitors may choose not to enter into commercial relationships with us because of our affiliation with Telefónica. Certain undertakings that Telefónica has made or may make in the future to its international partners may also restrict us in competing with some of Telefónica’s international partners. This could reduce our opportunities for growth and may harm our business.

D.5    Risks Related to Our Operations

D.5.1    We may not be able to adapt our product and service offering to the evolution of the Internet and may therefore not be able to compete effectively in the future with other providers of on-line navigation services, which would harm our business.

We have developed and/or acquired a portfolio of Internet products and services over the past years. We currently deploy this portfolio of products and services throughout our network and plan to further enlarge and develop our products and services in the short term. However, we may fail to evolve our portfolio of products and services in such a way as to effectively adapt to the evolution of the Internet and the future demands of our users. For example, we plan to deploy certain broadband and wireless services as the penetration of both broadband and wireless Internet grows in the geographical markets in which we operate. However, the products and services we have selected for our broadband and/or wireless portfolio may not be as successful as similar or other services that may be launched by our competitors, or our competitors may be better positioned if the Internet evolves in their favor (e.g. mobile telephony operators for wireless access, power/energy companies for powerline communications, TV broadcasters for satellite or cable transmissions). Similarly, the evolution of the Internet and underlying technologies may not provide for all or any of the additional features that are expected today. Thus, we could be prevented from deploying additional services or further developing our current portfolio if, for example (i) the evolution of the Internet is not successful, (ii) we are not successful in adapting to such evolution, or (iii) our competitors are more successful than we are in adapting to such evolution. Evolution of the Internet is uncertain and competition in each of our businesses and markets is intense and could materially and adversely affect our business, financial condition and results of operations.

In addition, as we expand the scope of our Internet services, we will compete directly with a greater number of Internet sites, media companies and companies providing access services across a wide range of different online services, including:

•	telecommunications companies that provide Internet access;

•	companies offering communications services either on a stand-alone basis or integrated into other products and media properties;

•	traditional media companies;

•	vertical markets where competitors may have advantages in expertise, brand recognition and other factors;

•	manufacturers of personal computers who may develop their own Internet portals to which they would direct their customers; and

•	online merchant hosting companies.

A loss of users to our competitors could have a material adverse effect on our business, financial condition and results of operations.

D.5.2    We face risks associated with brand development and losing brand awareness.

We believe that establishing, maintaining and developing our Terra and Lycos network brands is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase in the future. In order to attract and retain Internet users, advertisers and e-commerce partners, we intend to focus on creating and maintaining brand loyalty. We conduct quarterly surveys of brand awareness for this purpose. In addition, changes in the brand awareness of Telefónica with whom we have a strategic alliance could have a significant impact on us.

Promotion and enhancement of our Terra and Lycos network brands will depend largely on our ability to provide consistently high-quality products and services. In addition, our Terra and Lycos network brands could be impaired if consumers do not perceive the quality of our products and services, or do not use or favorably receive the new products and services which we introduce. Failure to promote and enhance our Terra and Lycos network brands in a cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

D.5.3    We must continually improve the technical capacity and features of our services.

As our global network grows, the risks associated with the development and deployment of technology increase and our ability to develop or acquire and implement usable solutions across our network may become more challenging. Our ability to profitably exploit the network we have access to in a cost-effective manner depends upon our ability to develop individual products that may be deployed multiple times across all of the countries in which we operate. Our subscription-based business model presents significant technological challenges because of the increased volume of transactions as well as the need for each product to interface with the different billing structures in various countries as a result of different tax regimes and payment methods. If we are unable to continually improve the speed and features of our existing products and services, develop attractive new products and services for our online visitors, advertisers and customers, and develop and introduce these items in a timely manner, we will be unable to exploit the global network we have access to cost-effectively. Any of the above could have a material adverse effect on our business, financial condition and cost of operations.

D.5.4    We may not be able to optimize the interconnection of our networks, which would hurt our ability to improve the level of service we provide.

We are continually in the process of interconnecting and consolidating our network infrastructures, except for certain of our joint ventures, in the different countries in which we operate. With an optimally-interconnected network, we expect to be able to improve the level of service we can provide to our Internet access and media customers. For example, we believe that such a network would enable us to diagnose and correct problems remotely, and therefore more quickly. In the event we fail to interconnect our networks optimally, our ability to improve the level of service we provide to our customers will be limited. This could lead to decreased usage of our network, which in turn could have a material adverse effect on our business, financial condition and results of operations.

D.5.5    Unexpected network interruptions or delays caused by local or global system failures or by computer viruses, denial of service (DOS) attacks and other types of attacks may result in reduced user traffic, loss of access customers, reduced revenues due to liability and harm to our reputation.

A key element of our strategy is to generate a high volume of user traffic. Our reputation and our ability to attract advertisers and users depends significantly upon the performance of our network infrastructure, including our servers, hardware and software. Any system failure, including network, hardware or software failure, that causes an interruption in our service or a decrease in responsiveness of our websites could result in reductions in traffic, revenues and clients and could impair our reputation. In addition, computer viruses or other factors could result in a catastrophic failure of the Internet which could expose us to material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our user traffic could decrease. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations. Although we carry business interruption insurance in certain countries, this policy does not cover all damages caused by computer viruses, hackers, software corruption or third-party network failure and may not be in amounts sufficient to compensate us for any losses we incur. We also may not be able to recover reputational losses or migration of user traffic caused by such interruptions or failures, which could harm our business, financial condition and results of operations.

D.6    Risks Related to Legal and Regulatory Matters

D.6.1    We may become subject to burdensome government regulations affecting the Internet which could adversely affect our business.

To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet may change along with the development of the Internet. Changes in laws or regulations could increase our costs of doing business (including significant expenses necessary to comply with such laws or regulations), expose us to substantial liability and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed as a result of regulatory changes. This could delay growth in demand for our services and limit the growth of our revenues.

In addition to the adoption of new laws and regulations, existing laws may be extended to apply to the Internet. New and existing laws may cover issues that include:

•	sales tax, local taxes, duties and other taxes;

•	user privacy;

•	pricing controls;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce;

•	libel and defamation;

•	copyright, trademark and patent infringement;

•	pornography;

•	other claims based on the nature and content of Internet materials;

•	antitrust and competition law;

•	news and audiovisual services;

•	telecommunication laws;

•	gambling; and

•	child protection.

Depending on the nature of new laws and regulations, and depending upon the way existing laws are applied to the Internet, our growth could be constrained and our ability to generate revenues diminished.

D.6.2    Regulatory changes in some of the jurisdictions in which we operate may affect our business models.

Government regulation in some of the jurisdictions in which we operate may have a significant impact on our business models. Government regulations may determine, among other things, the services that we or our competitors may offer, the prices that we may charge for them and the relationship between us and our communications services providers. In addition, regulation may also affect the pricing of our infrastructure access, which in turn would have a direct effect on our margins. As a result, adverse changes in government regulations may prevent us from implementing our business plans or from achieving our financial and operating goals, which could have a material adverse effect on our business, financial condition and results of operations.

D.6.3    Our brand names are difficult to protect and may infringe on the intellectual property rights of third parties.

We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures, local domain name registration rules and contractual provisions to protect our proprietary rights.

With respect to the Terra trademark, we have applied to register the Terra trademark in all countries in which we have an interest, as well as in many others. We are currently appealing an administrative ruling in Peru, with effect in Peru and other Andean Pact countries, holding that Terra Networks, S.A. infringed the trademark of Santillana, S.A. and prohibiting Terra Networks S.A. from using the “Terra” brand in connection with the marketing of certain goods and services. We are aware of other companies using the Terra trademark or variations of that trademark. If we are required to discontinue the use of any of our trademarks with respect to our current activities, we could lose the goodwill that we have established and may be held liable for damages. Either of the above occurrences could have a material adverse effect on our business, financial condition and results of operations.

With regard to the Lycos brand, Carnegie Mellon University has licensed to us on a perpetual basis a patent issued in the United States relating to our search and indexing technology. Although it has not occurred in the past year, other parties may challenge this patent. If challenges are brought and are successful, the patent may be invalidated.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. In addition, our means of protecting our proprietary rights may not be adequate. Further, our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights.

D.6.4    We may not be able to continue using the domain names that we currently own or to protect them against third party claims or to register domain names in the future.

The regulatory regime concerning the attribution of domain names is in flux, raising the prospect of litigation between registered owners of domain names, claimants of domain names and holders of trademarks or prior rights. For example, in May 2001 we brought a breach of contract suit against a third-party from whom we had negotiated to obtain our domain name in Argentina. Due to the lack of precedents in this field of law, we cannot predict how the Argentine courts will rule based on the evidence. In the event that the court does not uphold the contract, allowing the domain name to be transferred to a third party other than us, the value of our brand name in Argentina may be diluted, which may have a material adverse effect on our operations in Argentina. For a more detailed description of this litigation, see “Item 8—Financial Information—Legal Proceedings”. Similar challenges and unauthorized use of our domain names may be difficult to defend depending on local regulations, and may have a material adverse effect on our overall business, financial condition and results of operations.

Although policies and general principles regarding the attribution of domain names have been established by various regulatory authorities in order to limit litigation risk, third parties may gain the right to use domain names similar to those which we have registered, or our usage of domain names may be limited due to prior intellectual property rights of third parties. Any of these matters could harm our ability to operate our business.

D.6.5    Our ability to use the Lycos trademark is restricted.

Lycos, Inc., our wholly-owned subsidiary, holds a perpetual, worldwide right to use and sub-license the Lycos trademark. Prior to our acquisition of Lycos, it sub-licensed the Lycos trademark and other products and trademarks such as Tripod, Hotbot, Mylycos, Sonique and Mailcity, to certain of its joint venture partners, including Lycos Europe, Lycos Japan, Lycos Korea and Lycos Asia. As a result, we are unable to use the Lycos trademark in Spain, elsewhere in Europe and in other countries like Japan, Korea, Greater China, Singapore, India, Taiwan, Malaysia, Thailand, Indonesia and the Philippines, where the sub-license has been granted on an exclusive basis without the authorization of such licensee. Lycos Europe currently uses the Lycos trademark in Spain and competes directly with us. In addition, licensees of the Lycos trademark could take actions that diminish the value of our proprietary rights or harm our reputation by association with the Lycos brand name, which could have a material adverse effect on our business, financial condition and results of operations.

D.6.6    U.S. investors may be subject to unfavorable tax consequences if we are or have been a passive foreign investment company.

U.S. investors may be subject to unfavorable tax consequences if we are a passive foreign investment company (a ”PFIC”). PFIC status depends, as determined periodically, on the composition of a company’s income and assets and the fair market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities). We cannot provide any assurance that we have not been a PFIC in the current or any prior taxable year. If we have been a PFIC for any year, we are and will continue to be considered a PFIC with respect to any U.S. investors that owned our shares or ADSs in any year in which we were a PFIC. If you are such a U.S. investor, you are subject to special U.S. federal income tax rules that may have negative consequences and require annual reporting. See “Item 10—Additional Information—Taxation—United States Federal Tax considerations—Passive Foreign Investment Company Rules”.

D.6.7    We may be subject to claims based on the content provided over our network.

The law in our core markets relating to the liability of online service providers, like us, for activities of their users is currently unsettled. Although we have implemented several policies to control the contents that are provided on our networks, claims have been made against online service providers and networks in the past for defamation, negligence, copyright or trademark infringement, obscenity, child pornography, illegal gambling, personal injury, trade in illegal goods or other claims based on the nature and content of information that was posted online by their users or by the online service provider itself. We could be subject to similar claims and incur significant costs in their defense. In addition, we could be exposed to liability for the selection of listings or links that may be accessible through our network or search services or for content and materials that our users may post in classifieds, message boards, chat rooms or other interactive services that we provide. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information, including financial losses arising from investment decisions based on financial information provided on our websites such as Invertia.com and Quote.com. We offer web-based e-mail services, which expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail; or

•	interruptions or delays in e-mail service.

Investigating and defending against these claims is expensive, and even if they do not result in liability they may harm our business, financial condition and results of operations.

D.6.8    We may be subject to claims relating to products and services sold or offered on our network.

We have entered into arrangements to offer third-party products and services on our network under which we may be entitled to receive a share of revenues generated from these transactions and, under certain circumstances, “slotting fees”. These arrangements may subject us to additional claims including product liability or personal injury from the products and services, even though we do not ourselves provide the products or services. These claims may require us to incur significant expenses in their defense or satisfaction. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate due to the size of the claim or if the indemnifying party is unable to pay us due to insolvency or otherwise. We may also suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer’s payment for these orders has been authorized by the associated financial institution. In addition, we are aware that governmental agencies are currently investigating the conduct of online auctions, which could require changes in the way we conduct our online auctions business.

Although we carry insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased attention focused on liability issues as a result of any lawsuits or legislative proposals could have an unfavorable impact on the overall growth of Internet use.

D.6.9    We may become involved in costly intellectual property litigation which could impair our ability to conduct our business.

There has been substantial litigation in the computer industry regarding intellectual property rights. Although we have not been subject to these types of claims as of the date of this annual report, we may become involved in claims and counterclaims with third parties regarding infringement with respect to current or future products or trademarks or other proprietary rights. Any infringement or other claims or counterclaims could impair our business because they could:

•	be time-consuming;

•	result in costly litigation;

•	divert management’s attention;

•	cause product release delays;

•	require us to redesign our products or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, or at all; or

•	result in substantial monetary liability.

Such claims could also limit our ability to provide certain content or use certain technologies in the future, which, in addition to the potential costs associated with defending such litigation, could have a material adverse effect on our business, financial condition and results of operations.

D.6.10    Our intellectual property rights are valuable and any inability to protect them could dilute our brand image.

We regard our copyrights, patents, trademarks, trade dress, trade secrets, and similar intellectual property, including our rights to certain domain names, as important to our success. Effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed or made available through the Internet. Further, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. If we are unable to protect our trademarks from authorized use, our brand image may be harmed. While we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could impair the value of our proprietary rights or the reputation of our products and media properties. We are aware that third parties have, from time to time, copied significant content available on our sites for use in competitive Internet services. Protection of the distinctive elements of our brand may not be available under copyright law. Any impairment of our brand image could cause our stock price to drop. In addition, protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. In turn, this could harm the results of our business and lower our stock price.

D.6.11    Our ability to collect personal data relating to our users may be restricted and may limit our ability to generate advertising and e-commerce revenue.

We must comply with applicable data protection legislation, including European Union directives that limit our ability to collect and use personal information relating to our users. Spain has adopted legislation implementing the standards required by this directive and some Latin American countries have modeled their legislation on this directive. Increased awareness on the part of the public of privacy issues and changes to legislation with which we may have to comply could impact our ability to use such personal information to attract advertisers and e-commerce partners, which could materially and adversely affect our business, financial condition and results of operations. Additionally, the United States prohibits the collection of personal data of children under the age of 13 without the consent of a parent or legal guardian, and most other countries have similar prohibitions. We may have difficulty in verifying the personal data we collect, including the identity of those persons who claim to be the parent or legal guardian of any of our users who are under the age of 13.

D.6.12    Several U.S. federal laws could have an impact on our business.

There are a number of federal laws in the United States that govern online business practices including: the Child Online Protection Act, which restricts the distribution of certain materials deemed harmful to children; the Children’s Online Privacy Protection Act, which regulates the ability of online services to collect and use any user information from children; the Electronic Communications Privacy Act and USA Patriot Act, which govern the disclosure of information about Internet users; and the Protection of Children From Sexual Predators Act of 1998, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. There are also laws governing online business practices at the state level, including state statutes that regulate unsolicited commercial email, also known as spam. These laws may impose significant additional costs on our business and/or subject us to additional liabilities.

We risk losing audience in the U.S. market, which may in turn significantly reduce our advertising revenues.

D.6.13    We face risks associated with litigation.

We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of these lawsuits, see “Item 8—Financial information — Legal Proceedings”.

D.7.    Risks Related to Geographic and Economic Markets

D.7.1    A general economic downturn could harm our ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The advertising market generally, and the Internet advertising market specifically, has been generally characterized in recent quarters by softness of demand and would impact growth of our access business. As a result, spending on Internet advertising has decreased and could continue to decrease. Even if general economic conditions do improve, marketing budgets and advertising spending may not increase from current levels which could have a material adverse impact on our business, financial condition and results of operations.

D.7.2    Terrorist attacks have contributed to economic instability in the United States and continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to volatility in the stock prices of United States publicly traded companies, such as ours. These attacks have and may continue to lead to armed hostilities or may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States and could reduce our revenue as well as cause our share price to decrease.

D.7.3    Social, political and economic conditions in our Latin American markets may cause volatility in our operations and adversely affect our business.

We derive and expect to continue to derive a portion of our revenues from the Latin American markets. Social and political conditions in Latin America are volatile and may cause our operations to fluctuate. This volatility could make it difficult for us to sustain our expected growth in revenues, which could have an adverse effect on our stock price. Historically, volatility in Latin American countries has been caused by:

•	significant governmental influence over many aspects of local economies;

•	political and economic instability;

•	changes in regulatory requirements;

•	fluctuations in exchange rates;

•	social unrest;

•	slow or negative economic growth;

•	imposition of trade barriers; and

•	wage and price controls.

Most or all of these factors have occurred at various times in the last two decades in our most important Latin American markets of Brazil, Mexico, Argentina, Peru, Venezuela and Chile.

Poor social, political and economic conditions over which we have no control may inhibit Internet usage, create uncertainty regarding our operating climate and cause advertisers to reduce their advertising spending, all of which may adversely impact our business, financial condition and results of operations.

D.7.4    The introduction of flat-rate Internet access in Spain, Chile and Mexico has negatively affected us, and the introduction by regulatory authorities of certain types of flat-rate Internet access regulatory models in other markets such as Brazil could have a negative effect.

Since mid-2000, we have been adversely affected by the introduction in Spain, Chile and Mexico of certain government regulated flat rates for telephone calls to connect to the Internet. These flat rates allow our Internet access users to pay a pre-set amount for unlimited telephone calls to connect to our Internet access service during specified times, instead of paying for each call at the metered local rate based on the length of the call. However, our aggregate costs in connection with providing flat-fee Internet access services are nonetheless related to the volume of usage. As a result, our costs of providing Internet access to flat rate users have exceeded the revenues we receive relating to such flat rate access users. As a result of the foregoing, we are seeking to migrate users from such lesser or non profitable Internet access services to non regulated Internet access services, which are in turn more profitable to us. Similarly, the potential introduction by regulatory authorities of certain types of flat-rate Internet access regulatory models in some of our other markets (such as, for example, Peru and Brazil), which have a substantial number of narrow-band users, could have a further adverse effect on our business, financial condition and results of operations, depending on the terms and conditions of such plans, including among others, the cost of such plans and the fixed amounts (if any) received by us in connection with such plans.

Item 4. INFORMATION	ON THE COMPANY

4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

4.A.1.    Overview

We believe we are one of the most popular Internet networks in the United States and Europe and a leading portal to Spanish- and Portuguese-speaking markets. We are the result of the combination in October 2000 of Terra Networks, S.A., a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, and Lycos, Inc., the Internet’s leading multi-brand network.

We offer a suite of Internet services in a variety of languages that provides our users throughout our core markets in Europe, Latin America and North America with:

•	access to the Internet (in Spain and certain countries in Latin America);

•	portal and network services that incorporate a wide variety of content individually-tailored for each market and featuring enhanced functionality;

•	a range of online advertising, marketing and e-commerce opportunities;

•	multiple solutions for our customers’ Internet needs, such as web design and hosting and communication; and

•	consulting services such as web audit, web rationalization and web maintenance.

Our services complement each other, as customer growth in our Internet access business will benefit our portal and network services business, which in turn will benefit our online advertising and e-commerce businesses, which in turn will benefit our Internet solutions businesses.

Through our portals and network of websites and joint venture partnerships, we have one of the largest global footprints of any Internet portal or network, with portals in 40 countries. We currently hold a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through our joint ventures and other interests, we also hold a leading position in Europe (Lycos Europe) on a pan-regional basis and have different licensing agreements with Lycos Japan and Lycos Korea. We are also a leading interactive services provider in Spain and Latin America, offering Internet access and local-language interactive content and services to more than 3.1 million pay customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2002, we were one of the leading broadband services and content providers in Spain and Brazil.

We are a Spanish corporation (sociedad anónima) with our registered address and our tax and legal domicile is located at Calle Nicaragua, 54, 08029 Barcelona, Spain. Our telephone number is (34) 93-493-2300; and our corporate Internet address is www.terralycos.com. Our agent for service of process in the United States is Lycos, Inc., which is located at 100 5th Avenue, Waltham, MA 02451.

4.A.2.    History

We were incorporated in December 1998. The following timeline describes the significant milestones in the development of our Internet business:

April 1999	Telefónica, S.A. transferred to us its Spanish residential and SoHo Internet access business which it had conducted since December 1995. With this transfer, we took control of Telefónica’s 72,000 residential and SoHo ISP customers in Spain.

April 1999	We acquired 100% of Ordenamientos de Links Especializados, S.L., known as Olé, from InfoSearch Holdings, S.A. Olé operated a portal in Spain.

June 1999	Through a series of transactions, we acquired 96% of Nutec Informática, S.A. We subsequently agreed to acquire the remaining 4% from its minority shareholders. With this acquisition, we acquired our Brazilian ISP and portal, including 200,000 residential and SoHo ISP customers.

October 1999	We agreed to acquire 100% of Información Selectiva, S.A. de C.V. through a series of transactions. With this acquisition, we acquired our Mexican ISP and portal, including 49,000 residential and SoHo ISP customers.

October 1999	We acquired 95% of the shares of Proveedora de Servicios de Conectividad, S.A., known as CTC Internet, the Internet subsidiary of Compañía de Teléfonos de Chile—Transmisiones Regionales S.A., known as CTC Mundo. As previously agreed, CTC Mundo delivered to us, at no additional cost, the remaining 5% of CTC Internet in December 1999. With this acquisition, we acquired our Chilean ISP and portal, including 74,000 residential and SoHo ISP customers.

November 1999	We completed our initial public offering of approximately 30% of our shares.

May 2000	We entered into strategic alliance agreements with Bertelsmann, one of the largest media companies in the world, as well as Telefónica and Lycos, pursuant to which Bertelsmann agreed to purchase content and services from us beginning in November 2000.

July 2000	We acquired 65% of the shares of La Ciudad.com (currently Terra Networks Colombia, S.A.), our Colombian portal.

September 2000	Pursuant to the May 2000 agreement, we completed a €2.2 billion rights offering, substantially all of which was subscribed for by Telefónica, S.A.

October 2000	We acquired 100% of Lycos, Inc. In a stock-for-stock exchange, Lycos, Inc. was formed in June 1995 by CMG@VENTURES, L.P., a wholly-owned subsidiary of CMGI, Inc. Lycos grew rapidly since its inception through a series of acquisitions of technology companies. With our acquisition of Lycos, Inc., we acquired the Internet’s leading multi-brand network, transforming us into one of the most popular Internet networks in the United States and Europe.

August 2001	We acquired 49% of Uno-e Bank, an online bank. Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is our partner with a 51% interest.

May 2002	On May 15, 2002, we and BBVA signed a Protocol of Intent, agreeing to merge Uno-e Bank, S.A. and the private consumer finance activities operated by Finanzia Banco de Crédito, S.A., a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. Our participation in Uno-e Bank, S.A. following the merger would be reduced to 33%.

January 2003	We and BBVA signed an agreement to formalize the merger of the consumer finance activities operated by Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., before June 30, 2003. See “Item 5—Operating and Financial Review and Prospects—Off Balance Sheet Arrangements”.

February 2003	We entered into a strategic alliance framework agreement with Telefónica S.A replacing the May 2000 strategic alliance agreement to which Bertelsmann AG was also a party. The agreement has a six year term. For a detailed description of this agreement, please see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

June 2003	We and BBVA executed the merger of Uno-e Bank, S.A. and the private consumer finance activities operated by Finanzia Banco de Crédito, S.A., a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. Our participation in Uno-e Bank, S.A. following the merger has been reduced to 33%.

4.A.3.    Business Strategy

The new business environment has made us refine our strategy. Our goal is to combine client success, profitability and growth to become one of the most visited Internet sites. We aim to achieve this goal by executing a twofold strategy, one for the traditional Internet business and another for Internet as a distribution channel. Among the challenges we face will be to leverage the needs and interests of our worldwide audience to market our partners’ specific business know-how and our technology skills.

In our traditional business, strategy is based on three key elements:

1.	Evolving from being a connectivity and pure-access supplier in a commodity-based model to being a full Communications Services Provider (CSP), thereby adding value to our offer and strengthening customer brand loyalty. The core of our CSP strategy is the development of increasingly powerful Open, Basic and Premium (OBP) services that enable advanced Internet-based, device-independent communication;

2.	Evolving from offering free-of-charge content to a new “OBP” concept of quality narrow- and broadband content that combines free and paid contents, where the quality of the latter merits its additional fees in order to consistently attract customers; and

3.	Evolving banner advertising sales to offer more comprehensive integrated marketing services, which additionally offer advertisers content development services, direct, targeted marketing through leveraging our database information, updated marketing information in real time and access to our e-commerce partners and their respective markets.

Our “Internet as a channel” strategy aims to leverage our core traditional Internet business to focus on the creation of vertical value-added service channels through strategic alliances with leading companies across selected industries and product categories. We believe that participating in the entire Internet and e-commerce value chain will allow us to extract more value from these activities than being solely an e-commerce platform provider.

All products and services are developed with our different customers in mind: SMEs, corporations and residential sector users.

We have applied the “OBP” strategy to our products, which involves the creation of a new revenue mix combining Open Contents (free access, subsidized by advertising revenues), Basic Contents (inviting our customers to register for access to deeper quality content) and Premium Contents (inviting our audiences to become customers of a high quality content service, therefore getting pay per view / pay per listen / pay per game / pay per download revenues).

With this strategy we try to transform our audience base to a customer base using the experience we have developed in offering high-end content products. Examples of this strategy have been the following products:

•	Lycos Rhapsody (http://music.lycos.com/rhapsody/)

•	TerraGames (http://games.terra.es/)

•	Matchmaker (http://www.matchmaker.com/)

•	The Girl (http://www.terra.com.br/thegirl/)

In 2002, the Terra Lycos Group continued to implement the strategy initiated in 2001 of gradually expanding the OBP (Open, Basic, Premium) model in all of its business lines and the geographical areas in which it operates. By focusing on innovation, we moved ahead towards paid services and content, so that our revenues from subscriptions included more than access fees. Communications services and portal subscriptions thus contributed to the diversification of the Terra Lycos Group’s sources of revenues.

Also noteworthy was the fact that the Terra Lycos Group pioneered the move from the traditional business of access towards a model offering global solutions through the addition of value-added communications services.

In the media business, we decided to focus our attention on the provision of integral marketing services which, together with the sale of online advertising, enable it to maintain a more solid relationship with its customers and to harness the full potential of its sales force. At the same time they allow advertisers to reach a highly segmented audience and to make the best use of the Internet as an advertising support.

In this context, two significant initiatives elaborated in 2002 are noteworthy. The first was the continued development of the CheckM8 media technology, first implemented in August 2001, to achieve a greater advertising impact. This improved integrated marketing solution considerably shortens the time required to create an online advertisement, enabling the customers to gain rapidly from high-impact messaging and to achieve better customization. Secondly, the acquisition of GetRelevant (a direct marketing service provider) in October 2002 added a powerful line of products to the Terra Lycos Group’s services and provided direct access to a qualified audience to achieve higher conversion rates.

The Terra Lycos Group operates in 40 countries. In August 2002 and December 2002 Terra Lycos sold its stakes in Lycos Korea and Lycos Japan, respectively. However, we entered into license agreements with the resulting entities relating to our brand and certain products during limited periods. Lastly, in September 2002 we sold our holding in our Canadian subsidiary, Sympatico-Lycos.

4.A.4.    Our Strategy by Business Line

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects”.

Access & Communications Services

We are shifting away from free Internet access services to pay Internet access services such as subscription-based or pay-per-view and pay-per-use arrangements. We discontinued providing free Internet access services in Brazil in 2001 and in Mexico in January 2002. In Chile and Peru local regulations permit revenue-sharing from Internet traffic with the local telecommunications providers. This regulatory environment helps to transform our non-subscription access services into a product with a high profit margin. We may discontinue free Internet access services in Spain, depending on economic and market conditions. As part of our strategy to migrate customers from free Internet access services to pay Internet access services, we are focusing on the provision of broadband services and content in Spain and Latin America, where the Telefónica group is engaging in the wide-scale deployment of asymmetric digital subscriber line (ADSL) technology. Broadband technologies, such as ADSL, offer high-speed connections to the Internet and allow users to access expanded multimedia content, including streaming music and other audio, full-motion video and interactive games. In addition, we are in the process of extending our current service portfolio to enhanced communications services (such as secured e-mail, unified messaging and premium web publishing services) to be bundled with our access products so as to differentiate our service offering and reduce churn rates. These enhanced premium services are also offered as stand-alone services to our customer base for an extra fee, and in some markets, they are sold to telcos to complete their own access product portfolio (mainly to the Telefónica group). Together with our Media business, we are developing interactive content and services, including those adapted to the needs of ADSL users, that we may offer to our pay Internet access subscribers on an integrated basis. These products and services are offered to our customers on an “Open, Basic and Premium” basis pursuant to which all users may access the “Open” content and services for free, while customers must pay for “Basic” or “Premium” access products and services with differentiated or increased capacity and functionality. Thus, we seek to transform ourselves from simply an Internet access provider to a premium service provider.

Media

Our Media business unit comprises our advertising business, network properties and electronic commerce platforms. As part of our strategy to transition our customers from the use of free services to value-added pay services and to attract new paying customers, we have introduced and are continuing to develop new high-quality products and services, including premium services that take advantage of high-speed connections to the Internet. We seek to expand and improve our product and services portfolio to consolidate our position in certain market segments and to penetrate new segments. We intend to leverage our expanding user base to increase our advertising revenues. We also intend to focus on the provision of integrated marketing services to our advertising customers through the use of new advertising technologies, direct marketing and customer relationship management to enable us to deepen our relationships with our advertising customers and to leverage the strength and experience of our advertising sales force.

Terra Business

In line with our profitability framework and established growth targets for the Group as a whole, Terra Business is the area dedicated to the development of distinct and complementary businesses to our principal portal activity. These are businesses that exploit the Internet as a channel, unifying Terra’s audience with the infrastructure and experience of strategic partners in other sectors or which extend the value chain of the portal business to the end-user or consumer. With this objective, we have continued developing vertical portals, participating not only in the vertical distribution of the business but in all of its aspects, for categories in which users show increasing interest each day and for which the best prospects of monetization exist. These businesses include, among others, finance, travel, automobiles, food, games and education.

4.A.5.    New Organizational Structure in response to our centralized strategy

In May 2002, we adopted a new organizational structure consisting of the three main regions—Spain, Latin America and the United States—supported by global operations, a new division in which all technology-operation and engineering resources are centralized, and Terra Business. Although we have reorganized in this manner in order to operate more effectively and efficiently, our management continues to analyze our revenues from operations by type of revenue i.e., advertising revenues, access and services revenues, corporate services revenues, e-commerce revenues and other revenues. Each of the regions generates one or more of these different types of revenues.

In the second half of 2002, we created a new business unit, known as Global Operations, to develop enhanced products, services and systems for our customers, through standardizing and centralizing global functions relating to product management. This was done to improve and speed up the launch of our products globally, without compromising our corporate policy of preserving local color in each case.

Global Operations was thus structured to include all the units involved in the complete process of conception, development and production of platforms, products and services. As a result, the composition of the Global Operations Department includes a Marketing Services Unit, various Global Product Manager Units and three Technology Units: Engineering, Operations and MIS (Management Information System).

Also in the second half of 2002, the Latin American countries were grouped into four geographical units under a new organizational structure: Brazil, Southern Region (Chile, Peru, Argentina and Uruguay), Mexico and Central Region (Central America, Colombia, the Dominican Republic and Venezuela). The major objectives of each unit are to maximize growth and operating income, obtain and maintain a leading position in the market and develop an organization which provides services in the respective local markets. The segmentation is used for organizational, rather than accounting, purposes.

Each geographical unit is responsible for the operations statement of the countries which comprise it, for the local products which supplement those provided by Global Operations and for local customer management.

4.B.    BUSINESS OVERVIEW

4.B.1.    Our Business

With profitability as its main objective in 2002, the Terra Lycos Group forged ahead with the strategy already implemented in 2001 of migrating from free services to value-added pay services and of achieving higher ARPUs (Average Revenue per User) from existing clients by selling additional services, through the OBP (Open, Basic and Premium) model. Under this strategy, the OBP model was gradually expanded to all of the business lines and geographical areas in which the Group operates, diversifying its revenues towards paid subscriptions, to include more than traditional access subscriptions. Communications services and portal subscriptions have been added on as new sources of revenues.

Our business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. An example is our access business, which in 2001 had already abandoned its strategy of fostering free access as it gradually turned its attention to pay access, and in 2002 focused on ADSL and broadband access.

Our efforts in this direction have materialized as ADSL services mainly in Latin America and Spain. The Terra Lycos Group currently offers its customers high-speed broadband connections to the Internet together with the related communications services and media content.

Launching of Services

We also launched the following paid communications services in 2002:

•	Lycos Mail Plus (a paid e-mail service which provides a wide range of enhancements for users who demand more than can be provided by free e-mail);

•	Terra Mail Premium (unified messaging service launched in Mexico);

•	A secured e-mail service (anti-spam and anti-virus service launched in Brazil).

The new content services we launched included:

•	Lycos Music (enhanced music service located at the eponymous site);

•	Radio Terra (the first radio to offer CD-quality through the Internet);

•	Gamesville on Demand (the first portal to launch a subscription gaming platform); and

•	Virtual photo album for Spain.

Additionally, in order to strengthen the vertical integration of content, reach a wider audience and increase user loyalty with value-added services and content, in 2002 we developed certain significant strategic and commercial alliances, including: MovieTickets (agreement for the creation of a co-branded movie ticket transaction site on Lycos Entertainment).

We also launched several vertical channels offering value-added services through our joint ventures or together with leading companies in their respective industries. Among these channels were:

•	Educaterra.com (vertical portal offering on-line educational services to Spanish speakers, which began operating in Spain, Brazil, Mexico, Argentina and Uruguay);

•	Rumbo (vertical travel portal launched in Peru in July 2002 and in Colombia and Venezuela in September 2002, expanding its presence in the Latin American market); and

•	Canal Alimentacion (food channel, launched in Spain in 2002).

Also significant were the marketing services, search engines and diverse tools launched, which included the following:

•	Domain Registration Services (Lycos has created its own domain site where users can register domain names using the Lycos network);

•	Lycos Search 6.0 (which incorporated significant enhancements to the previous search engine);

•	Mi Terra (which enables our users to personalize their home page by adding their own areas of interest and different Look & Feel alternatives);

•	Lycos Insite AdBuyer (integrated platform for advertising and paid-placement services).

Merger and Acquisition Activity

Finally, the Terra Lycos Group has been employing an increasingly selective mergers and acquisitions strategy. Among our recent operations was the acquisition in October 2002 of GetRelevant, an online provider of direct marketing services which, with its imposing array of direct marketing products, has boosted the products already offered by the Terra Lycos Group. GetRelevant has provided online customer acquisition technology, enabling Terra Lycos Group’s advertising customers to reach a qualified audience to achieve higher conversion rates.

Notwithstanding its strategy of selective acquisitions, the Group is constantly aware of many potential business opportunities. Our total liquidity of €1,761 million available as of December 31, 2002 should enable us to take advantage of such opportunities to acquire businesses of real strategic value for the Terra Lycos Group.

4.B.2.    Access & Communications Services

Access & Communications Services Overview

At December 31, 2002, we provided Internet access services to over 1.4 million pay customers in Spain and Latin America. We target residential and small office/home office, or SoHo, Internet users in Spain and Latin America. The SoHo market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses (generally with fewer than 10 employees) and businesses conducted out of the home. Based on the number of subscribers in our target residential and SoHo markets, we believe we are currently one of the leading Internet access service providers, or ISPs, in Spain, Chile, Peru and Central America and the second-ranking ISP in Brazil and Mexico (with respect to paid subscribers only).

We intend to leverage our ISP expertise by moving into new value-added services using the Internet protocol (IP). These value-added services may include, among others, enhanced e-mail and unified messaging, real-time communications services (like voice and fax over IP, and videoconferencing), premium web publishing services (like enhanced personal pages, virtual hard drives, and online photo albums), as well as video streaming. In addition, we introduced ADSL access to the Internet in Spain and Brazil in 1999, in Chile in December 2000 and in Mexico in April 2003. We also plan to offer ADSL access in other countries, such as Mexico, where we launched this service in the first quarter of 2003 and seek to become a leading provider of broadband services and content.

Although we were created by Telefónica to focus on customers in the residential and SoHo markets, we have some customers in Brazil, Mexico, Chile, Guatemala and the United States who are part of the corporate market.

Access & Communications Services Product Line

We offer a broad range of Internet access products tailored to the needs of our customers and adapted to local market conditions. We continuously adapt our product line to market needs and competitive demands using data collected in our extensive market research efforts.

We follow a strategy of market and client segmentation, and an active policy of migrating clients to higher levels of services. Each access product consists of an Internet connection service, using telephone dial-up, ISDN, cable or ADSL services and a set of communications services such as e-mail, personal web page and virtual hard disk. Our usual product configurations include:

Standard Access	This product usually consists of one e-mail account and between two and ten megabytes of disk space for a personal web page. In order to best satisfy customer needs and to adapt our standard access product to local market conditions, we offer different subscription methods for our standard access product, including, in most markets:

	•	unlimited connection time for a fixed monthly subscription fee;

	•	limited connection time (usually 5, 10 or 15 hours per month) for a fixed monthly subscription fee combined with a per-minute fee for time spent in excess of the limited connection time;

	•	unlimited connection time for connections during certain hours of the day (typically from 8:00 p.m. to 8:00 a.m.) for a reduced monthly subscription fee; or

	•	a per-minute fee without a fixed monthly subscription fee.

We also offer pre-paid access in certain markets whereby customers pay in advance for a fixed number of minutes at a reduced rate.

Free Access

With this product, the customer pays no subscription fee, and is only charged by the telephone company for use of the phone line, plus fees for any value-added services the customer uses. We may receive traffic-inducement or traffic-related fees from the telephone company. The standard free access product usually includes one e-mail account and five megabytes of disk space for a typical personal home page. We currently offer free Internet access in Spain and Chile. As part of our shift towards pay Internet access services, we have discontinued providing this service in Brazil and Mexico. We may discontinue providing this service in other countries, as market conditions permit.

In July 2000, limited flat rate access in Spain was introduced during the evening and on weekends and holidays. For a flat fee, users can make unlimited telephone calls to connect to our free access service during such specified times. In addition, in September 2000 limited flat rate access was introduced in Chile.

Professional and Family Access	We target SoHo customers with advanced features such as multiple e-mail accounts with large disk space capacity, multi-user access and higher file transfer speed. We also offer services to assist SoHo customers in creating their own e-commerce sites. The pricing for this product includes both subscription fees and value-added service fees. In some countries, we provide a special family access product. This product targets the family segment by offering specific features not included in other products such as a filtering service that blocks access to certain URL addresses. In addition, we plan to enable users of the family product to access some of our value-added sites without payment of an additional fee.

ADSL Access	In October 1999, we launched ADSL broadband Internet access in Spain. We also began to offer ADSL in Brazil in November 1999 on a limited basis and are currently offering it throughout Brazil wherever the local telephone company has the appropriate infrastructure available. We introduced this service in Chile in December 2000 and are planning to offer it in other countries. Our ADSL products consist of Internet access with speeds of 256 Kbps, 512 Kbps and 2 Mbps and a series of value-added services such as virtual private networks (not available in Spain) and network storage. We plan to expand our broadband content offerings.

Stand-alone communications services

In January 2002, we launched our first line of stand-alone, premium communications services in the U.S. by announcing the availability of our enhanced web publishing services under the Tripod/Angelfire brand; advanced e-mail services follow thereafter. In June 2002, we completed our premium communication service offering in Spain, adding an enhanced online photo album to the already available premium e-mail service and virtual disk drive. In September 2002, we launched our first secured premium e-mail service in Brazil. We plan to expand and complete our communications services offering.

Multidevice Services	Through Multidevice Services, we expand user experience from PC-based to other environments (mobile phones, Personal Data Assistants (PDAs), TV sets, fixed phones, etc.).

Multidevice Services include mainly: Alerts (instant notification of relevant information over different devices), Advanced Communications services (Terra Messenger, e-mail, PC-2-phone messaging, etc.) and Publishing (extension of blogs, personal pages, photo albums, etc.).

Access & Communications Services Revenue Model

Access and Communications Services Revenues

Access and services revenues represented 38% of our total consolidated revenues for 2002 and 29% for 2001, an increase resulting from an increase in the weight of the paid (ADSL and dial-up) access subscribers.

We derive access and services revenues primarily from (i) subscription fees paid by our customers for dial-up and ADSL access to our ISPs, (ii) value-added service fees paid by our customers for enhanced communications services, as well as revenues from sale of software package licenses, and (iii) traffic-inducement fees paid to us for traffic we induce over certain telecommunications networks. In addition, in Spain we derive access revenues from fees for flat rate telephone plans sold by us as well as specified amounts received from the telecommunications network operator relating to such plans. Access revenues are recognized as service is rendered, provided that collection of the resulting receivable is probable.

Our Internet access products generate one or a combination of the following sources of revenue for us:

•	subscription fees;

•	traffic-inducement fees (we began earning traffic-inducement fees in Spain in October 1999, in Guatemala in May 2000, in El Salvador in July 2000, and in Chile in the first quarter of 2000); and

•	value-added service fees (such as enhanced, secured e-mail, virtual hard drives and online photo publishing).

We have the opportunity to earn additional fees for features that can be added to our basic Internet access service, including:

•	filtering capabilities, which allow businesses to block access to certain URL addresses, that are currently available in Chile and Mexico;

•	roaming, which allows a customer to access the Internet while in another country for the price of a local telephone call. We provide national and international roaming in Brazil, roaming throughout more than 50 cities in Mexico, and through I-Pass, a roaming services provider, in Guatemala and in Chile; and

•	e-mail filtering and on-line photo albums.

We plan to extend most value-added services we offer and to increase the range of these value-added services to include:

•	extended messaging capabilities and capacities (enhanced e-mail and unified messaging boxes, alert-enabled systems including short-message capabilities to mobile phones, etc.);

•	enhanced real-time communications services (such as voice, fax and video over IP);

•	enhanced online storage services; and

•	video streaming for real-time events as well as on demand.

As part of our strategy to migrate our users to pay services, we plan to charge a subscription fee (or a per-use fee) for some of these services, or for some extended capabilities that they might have. In some cases this subscription fee might be included in an access-plus-services or services-only package, and in other cases it might be offered individually or as a premium service.

Spain

The following charts provide certain information with respect to our Internet access model.

SPAIN INTERNET ACCESS MODEL

	Dial-up/Free	Dial-up pay	Dial-up flat rate	ADSL

General	User pays to Telefónica de España for each telephone call at the local rate, and connect through Terra ISP facilities without any charge. Terra receives traffic-inducement fees from Telefonica de España based on scheduled rates	User pays to Telefónica de España for each telephone call at the local rate, and connect through Terra ISP facilities paying a monthly subscription fee. Terra receives traffic-inducement fees from Telefonica de España based on scheduled rates	User pays a fixed rate (€16.50 per month) for unlimited telephone calls during specified periods to connect to Internet through Terra ISP facilities. The user may subscribe the flat rate plan either through Terra Networks or through Telefonica de España. Terra receives in both case €2.10 per month as commision	User pays a monthly subscription fee, a one-time installation charge and the cost of modem (only applicable for ADSL at speeds of 512 Kbps and 2 Mbps, not applicable for 256 Kbps) and additional fees for value added services

Recipient of amount paid by user	Telefónica de España	Telephone charges: Telefónica de España Subscription fees and value-added services: Terra Networks	Terra Networks, if user subscribes for flat rate plan through Terra Networks, otherwise Telefónica de España	Terra Networks

Access revenues recorded by Terra Networks	Traffic-inducement fees from Telefónica de España based on scheduled rates

Traffic-inducement fees from Telefónica de España based on scheduled rates and variable amounts of subscription fees and charges for any value-added services, depending on plans subscribed for and value-added services purchased by customers

Terra Networks Flat Rate Plan:

€16.50 per month per user paid to Terra Networks by user, if user subscribes for flat rate plan through Terra Networks, and €2.10 per month per such user paid to Terra Networks by Telefónica de España

Telefónica de España Flat Rate Plan:

€2.10 per month per user paid to Terra Networks by Telefónica de España, if user subscribes through Telefónica de España

Installation charges and variable amounts of subscription fees and charges for any value-added services, depending on plans subscribed for and value-added services purchased by customers. Revenues from sales of modems are recorded as “other revenues”

Brazil

The following charts provide certain information with respect to our pay Internet access model in Brazil.

BRAZIL PAY INTERNET ACCESS MODEL

	Metered rate—Dial up access	ADSL	CABLE	SATELLITE

General	User pays (i) for each telephone call at the local rate based on connection time to connect to our pay Internet access service and (ii) a monthly subscription fee (plus any additional fees for value-added services)	User pays (i) a monthly subscription fee for ADSL line and value-added services, (ii) a one-time installation charge (if applicable) and (iii) the cost of a modem or its rent	User pays (i) a monthly subscription fee for cable and value-added services, (ii) a one-time installation charge (if applicable) and (iii) the cost of a modem or its rent	User pays (i) a monthly subscription fee (plus any additional fees for value-added services) and (ii) a one-time installation charge

Amount paid by user	Variable charge for telephone calls based on the number of calls and connection time, plus applicable subscription fee and applicable charges for value-added services (if any) purchased by user	Installation charge (if applicable), cost of modem or its rent, applicable subscription fee and applicable charges for value-added services (if any) purchased by user	Installation charge (if applicable), cost of modem or its rent, applicable subscription fee and applicable charges for value-added services (if any) purchased by user	Installation charge, applicable subscription fee and applicable charges for value-added services (if any) purchased by user

Recipient of amount paid by user	Telephone charges: Telecommunications Operators—Telesp, Telemar, Brasil Telecom, Vésper, GVT Subscription fees and value-added services: Terra Networks	Subscription fee for ADSL Line, modem rent and installation charges: Telecommunications Operators—Telesp, Telemar, Brasil Telecom, and GVT Subscription fee and value-added services: Terra Networks	Subscription fee for cable, modem rent and installation charges: Cable Operators—Net Serviços, Way Brasil and TV Cidade Subscription fee and value-added services: Terra Networks	Installation charge: Starone Subscription fee and value-added services: Terra Networks

Access revenues recorded by Terra Networks	Variable amounts of subscription fees for value-added services, depending on plans subscribed for and value-added services purchased by customers	Variable amounts of access subscription fees for value-added services, depending on plans subscribed for and value-added services purchased by customers	Variable amounts of access subscription fees for value-added services, depending on plans subscribed for and value-added services purchased by customers	Variable amounts of subscription fees, depending on plans subscribed for and value-added services purchased by customers

Access & Communications Services Infrastructure

In order to provide our customers with reliable, secure and efficient Internet access services we use advanced technology infrastructures. Our Internet access products vary throughout different countries or regions but, overall, our customers can use our services to connect to the Internet via dial-up calls (metered or flat rate), cable, ADSL lines and/or satellite connections.

To connect to the Internet, and in addition to the services we provide, our users need those provided by a local telecommunications operator. Telefónica group companies operate local telecommunications services in Spain, Brazil, Peru and Chile, but (as a general rule, but subject to local regulations and technical limitations) customers can connect to our ISPs using the services of any local telecommunications operator.

Our dial-up customers connect to data centers that house our servers through points of presence (POPs), and these data centers are connected to the Internet via leased lines. Our POPs strategy in Latin America has changed: at some point in the past owning POPs was key to ensure quality; but now, competitive local partners dedicated to offering widespread, top quality communication ports have developed, and we now base our ISP operations not in the owning or leasing of POPs but in the contracting of (narrow or wideband) communication ports from local telecommunications partners. This gives us the ability to quickly extend our reach to new areas and, at the same time, to save costs because of the generally falling market prices in a competing providers environment.

In Spain, Peru and Chile, we lease our data network, including POPs and Internet connectivity links, from members of the Telefónica group. In El Salvador, we own and lease POPs, and in Guatemala, Mexico and Brazil we own and lease POPs from local telecommunications partners. In both Brazil and Mexico, we lease Internet connectivity lines from local operators and the Telefónica group. In Spain, Peru, Chile and Brazil, we share our leased POPs with other ISPs. With our extensive network in each country, most of our customers can use our services to connect to the Internet with a local rate.

We own or lease the servers and other devices that route user traffic to the point where we want it delivered. Our servers are housed in data centers in major cities in the countries in which we operate. These data centers are owned and operated either by us or by local technology partners.

We believe the telecommunications infrastructure in the countries where we currently operate is sufficient to accommodate our business and our anticipated growth.

We monitor our network, services and applications on a permanent, 24/7, basis. We have operation centers in Brazil and Mexico that are specifically designed to supervise the data networks, servers and systems that are related to our Internet access services. In Spain, Peru, Guatemala and Chile, we rely on members of the Telefónica group to supervise network operations and provide us with virtually constant feedback. Our close involvement with our infrastructure allows us to maintain a strong local presence and to better serve our customers. We rely on strict adherence to regulations and in the operators of our data centers to ensure the physical integrity of our servers against fire, flood and, where appropriate, earthquakes. Most of the data centers are equipped with backup electrical service provided by its own on-site generators; in addition, most of the data centers are equipped with access control systems, to ensure security.

Access & Communications Services Customer Support

We have customer interactive support centers (contact centers) available in six of our geographic markets: Spain, Brazil, Mexico, Chile, Peru and Central America. Our customer support is available 24 hours a day, 7 days a week in all of these markets, except for Central America, which operates only during business hours. We consider these centers to be the most important customer relationship communication channel.

Our customers and potential subscribers can contact us by phone, e-mail and/or through our website (auto-support or chat). Call center customer management includes sales of access and communications services and technical support, e-commerce sales, backoffice, customer care and bad debt recovery and collection activities.

In order to achieve high quality assurance standards in customer management, our process and systems are constantly under review and development and teams are continuously being trained and monitored. Scripts are updated whenever required. Infrastructure is constantly checked by suitable capacity planning, taking into account marketing and new product campaign forecasts.

The aim of our customer service efforts is to increase customer satisfaction with our services, keeping them loyal to the company, and to reduce operating costs relating to customer management, while maximizing revenues.

Most of our customer support services are outsourced to international specialized call center suppliers, such as Atento, TeleTech and Sitel, which work with integrated systems and databases to provide a customized service. They are responsible for infrastructure and platform maintenance, as well as for human resources management, including the occasional risk of labor demands.

Access & Communications Services Competition

The principal markets in which we currently offer Internet access services are Spain, Brazil, Mexico and Chile. We believe that our ability to compete successfully in the Internet access market in these countries depends on a number of factors including:

•	developing new access means such as broadband and wireless;

•	developing new and enhanced communications services to be bundled-in so as to differentiate our offering and reduce churn rates;

•	reducing acquisition costs through our portals and expanding our customer knowledge;

•	our ability to use the Telefónica group as an infrastructure partner to guarantee the quality of our services;

•	the integration of Internet access and portal offerings; and

•	developing our brand name.

In Spain, we compete primarily with full-service telecommunications operators that offer Internet access services. In Latin America, we compete with local and global ISPs as well as cable operators in some markets such as Brazil and Chile. In each of our markets, we also compete more broadly for subscription revenues and customer usage with cable, information, entertainment and media companies. Our principal competitors in our main markets include:

Country	Access Provider
Spain	Telefónica de España, Ya.com (Deutsche Telekom), Wanadoo (Uni2)
Brazil	Universo Online, Brasil Telecom, IG, AOLA
Chile	Entel
Mexico	Prodigy (Telmex), Todito, Avantel, AOLA

Multi-device access

Terra Mobile was formed in July 2000 as a joint venture between us, with a 49% interest, and Telefónica Móviles, with a 51% interest, to create a major wireless Internet portal under the Terra brand name. Using Terra Mobile’s wireless Internet portal, we expect that users will be able to access a wide variety of m-commerce (i.e., e-commerce carried out through a handset), business, entertainment and information services. Customers will be able to send e-mail, schedule meetings, bank, pay bills, send and receive faxes, shop, play games, browse freely on the Internet, or be told where to find the nearest place to their current location to perform these tasks.

In October 2001, Terra Mobile transitioned from its initial business model to a new one focused on:

•	offering products and services and developing applications that take greater advantage of synergies with wireless networks;

•	significantly reducing fixed costs; and

•	reorganizing its global structure to concentrate its European operations on markets with larger customer bases and discontinuing operations in certain smaller markets.

As a result of this new business model, we and Telefónica Móviles adjusted our relative ownership interests in Terra Mobile in 2002, following which adjustment Telefónica Móviles currently holds an 80% interest in Terra Mobile while we hold a 20% interest. We also entered into a put/call arrangement with Telefónica Móviles pursuant to which we may elect or be required to increase our ownership interest in Terra Mobile to 49%.

In June 2003, we and Telefónica Móviles have agreed that Telefónica Móviles incorporate Terra Mobile into its structure reducing our equity interest to 0%. Terra Mobile will thus function as a technological enabler, facilitating the extension of product offerings of content and service providers like Terra Group to wireless networks.

4.B.3.    Media: Portal and Network Services

Portal and Network Services Overview

We currently operate portals and our network of separately-branded websites in 40 countries throughout Europe, Latin America, North America and Asia.

We have built our portal and network services through strategic acquisitions in Spain, Brazil, Mexico, Argentina, Venezuela, Colombia and the United States, and have created our own portals in the other markets we serve. The table below shows the dates on which we acquired or launched our principal portals and network of sites.

Portal/Network of Sites	Date Acquired or Launched
Terra Spain	April 1999
Terra Brazil	June 1999
Terra Chile	October 1999
Terra Mexico	October 1999
Terra Peru	October 1999
Terra Argentina	September 1999
Terra United States(1)	January 2000
Terra Central America(2)	March 2000
Terra Venezuela	April 2000
Terra Uruguay	June 2000
Terra Colombia	July 2000
Lycos Network of Sites	October 2000
Terra Caribbean(3)	May 2001

(1)	Includes portal in Puerto Rico launched in September 2002.
(2)	Includes portals in Guatemala, launched at the projected March 2000 date, and in El Salvador, Panama, Costa Rica, Nicaragua and Honduras, launched thereafter.
(3)	Includes portal in the Dominican Republic only.

Our multi-local/global model allows us to create an Internet “home” for our users and transforms our portals into the final Internet destination for many of our users. We believe that our multi-local/global model is instrumental in differentiating our portals from competitors. We complement our portals with our network of separately-branded websites.

Portal Content and Services

We design each of our portals as a one-stop gateway where both content and advertising reflect the specific country’s culture, languages and tastes. Our portals offer a broad range of functionality, which we believe is instrumental in enabling users to build online communities organized around topics or areas of interest. Being part of an online community encourages a user to contribute actively to the dialogue and content within the community, and therefore enriches the user’s online experience. We believe that fostering online communities will encourage users to spend more time in our portals and to return to our portals repeatedly. This in turn will make our portals attractive to Internet advertisers. As part of our new product categorization under our Global Operations division, we have divided our content areas into global and local categories.

Global Categories

Broadband	Audiovisual content relating to general categories (e.g. sports, music, cinema) that requires high speed access
Music	Content related to artists, records, concerts, news, streaming audio and videoclips, charts and top tens in different categories of music
Games	Downloadable and online games (including games on demand), tricks and batches of popular video games
Kids	Information and services targeted to the teenage audience, including cartoons, games and e-learning
Business & Finance	Market news, research reports and an online investment portal
Dating	Service to match people with others seeking friendship who share similar interests
News & General Information	Breaking news
Science & technology	Science and IT information
E-commerce	Shops and shopping centers on-line. This service allows our users to research and purchase products and services online
Search & Directories	We provide our users with powerful and sophisticated search capabilities with listed links to carry out extensive searches in our portals.
HomePage	Like the front pages of a newspaper, our homepage reflects our content and service highlights and offers easy access to services and channels
Small and Medium Enterprises (SMEs) and Corporate Solutions	Information and services targeted to small companies such as business suite software on demand, information and utilities

Local Categories

Travel	On-line travel agency with destination information, hotel, air and car reservation services
Leisure & Culture	News, books, releases and literary articles on art and culture
Sports	Local and global sports news and information including results, commentary and analysis
Motor	General information regarding cars, motorcycles, insurance, new releases and industry trends
Lifestyle, Home & Family	News related to family issues, health and fashion, including a wide range of links to fashion websites
Personal Development	Information about careers, job search, company profiles and resumes

Organization of management and work teams reflects this category segmentation, with each category of content/service is supervised by a Global General Manager. Local categories are supervised by Portal Managers.

In addition to these contents, our portals also include a number of channels that feature content grouped around a common theme. A particular channel may feature local content, global content, or a mixture of the two. Some of the channels our portals typically feature include:

Art and Culture	News, books, releases and literary articles on art and culture.

Computing	Access to a large number of public domain and “shareware” software programs that users can transfer to their own disks, as well as links to hardware and software vendors.

Current events	Current events and other information as they occur.

Education	Information on courses, schools and new developments, e-learning, on-line titulations and tools for learning such as translators, dictionary, etc.

Finance	Market news, research reports and an online investment portal.

Games	Downloadable and online games (including games on demand), tricks and batches of popular video games.

Home and family	News related to family issues, health and fashion, including a wide range of links to fashion websites.

Internet	News regarding Internet business and legal issues, and virtual communities for users interested in Internet-related topics.

Leisure	A wide range of news and articles related to music, television and tourism.

Media and Marketing	News and information about journalism, marketing and the media business.

Music	Music content and information, as well as downloadable music.

News and Media	Breaking news.

Sports	Local and global sports news and information including results, commentary and analysis.

Teens	Information and services targeted to the teenage audience, including jokes, chats and bulletin boards.

Tourism	Information, services and sales regarding popular places to visit.

Content Providers

Our network of third-party content providers is a crucial element of our multi-local/global portal model. We have arrangements with leading local and international content providers in order to offer rich and varied content across our portal network.

Some of our content providers include:

Agencia EFE	News

AP	News

BMG	Music

Buena Vista (Disney Blast)	Entertainment

Business Week	Financial news

Copesa	News and lifestyle

Fox Sports	Sports news and information

France Presse	News and financial news

Grupo Reforma	Financial news and information from Mexico

Healtheon/WebMD and Medicus Media	Health-related information

Istoé	News and financial news

Reuters	News and financial news (executed for our Spanish and Latin American portals and also used by Lycos, Inc.)

Standard & Poors	Financial information

TVN	News and lifestyle

Weather Channel	Weather

Community-Generated Content

In addition to content provided by third parties, all of our portals feature community-generated content through services such as Tripod, Angelfire, Almas Gemelas (personal ads in Brazil), LimaLimón (personal ads in Mexico), Comunidades Virtuales (online communities), Bolsas de Trabajo (job markets) and Encuestas (opinion polls). Community-generated content strengthens the local character of each of our portals and reinforces our strategy of providing information and services that are relevant to our users’ daily lives.

Media Network

Our network attracts a broad demographic base of Internet users through our specialized brand sites, each of which seeks to address different interests and needs. Although users typically access our network for specific content through one of our specialized brand sites, they are encouraged to remain in the network by the breadth of our offerings and the easy navigation among our sites.

We encourage users to remain within our network through the use of links, promotions, shared content and banner advertisements that feature our other network properties. For example, when a user conducts a search using the Lycos.com search service, we offer the user the opportunity to perform the same search using our HotBot service with one click. Through integration and cross-promotion of our network of websites, we intend to increase the frequency and length of user visits.

We believe that our network strategy enables us to appeal to a large and an increasingly diverse Internet audience. As a result, our network provides an attractive medium for advertisers who seek to perform broad or targeted advertising as well as for online merchants.

We offer a comprehensive suite of online products and services. Our principal offerings are described below.

Premier Navigation Functionality.    We offer our users the ability to quickly and easily find and access text, audio, video and other rich media content on the web. Our primary navigation products include:

•	Search—We offer three general search services–HotBot, Lycos Search and Terra Search (powered by Lycos Search). HotBot is designed for a sophisticated user while Lycos Search appeals to a mainstream user. Since many users enter the Internet through search services, Lycos and HotBot generate a significant portion of our network traffic. We also offer our users Lycos Rich Media Search, which enables them to find, download and listen to various music, audio and video formats such as MP3.

•	Directories—We offer a version of AOL’s Open Directory, which is a collection of websites organized by volunteer editors who have significant interest and expertise in the topics to which they contribute. The Open Directory compiles highly relevant links in an easy to navigate database for our non-Latin American markets. Since our Lycos acquisition, we have been improving the commercial and technology platforms of our directories in Latin America.

•	Reference Services—We provide a suite of products for our users to locate other individuals, businesses, products and places. WhoWhere?, a home address, e-mail address and telephone number directory, assists users in locating individuals worldwide. Other principal reference services offered by us include a yellow pages product, which allows users to locate businesses throughout the United States by searching according to category, business name, business address or keyword; Lycos Classifieds, which gives users a convenient way to find where to buy and sell goods and services online; and Lycos Maps, which allows users to obtain driving directions and maps to virtually any street address in the United States. We also offer a complete suite of reference services to the countries in Latin America, such as Terra Mapas, Classifieds, yellow pages and city guides. We are particularly strong in the maps business, with our ownership of Maptel (one of our wholly-owned subsidiaries), which is a leading Spanish provider of location-based services.

Online Community Products.    We provide a number of services to allow our users to create and actively manage communities around topics that interest them. We believe that users who become involved with online community products and services are more likely to return to those sites in the future. Consequently, we seek to develop an active, loyal user base by building significant community features into our network through the following online products:

•	Personal Publishing—Through our Angelfire, Tripod and Personal Pages (except in Spain) services, which together comprise one of the web’s largest online communities, we offer users and ISP subscribers the online publishing tools necessary to create and publish their own personal homepages. The simplest pages can be created and published in minutes, yet the tools provided allow a user, without any programming skills, to create a “professional-looking” site that incorporates photos, images, graphics, audio and video files, and a guestbook. Through what are commonly known as “affiliate programs”, users also can create links to e-commerce sites and earn credit towards purchases by referring visitors to those e-commerce sites. In addition, we currently offer premium publishing that users can purchase for a monthly fee if they require extra features or capabilities.

•	Clubs—Lycos Clubs (clubs.lycos.com) offers users the ability to create their own topic-based clubs enhanced by features such as instant messaging, e-mail, paging, chat and photo albums that are seamlessly integrated into each club. Instead of leaving a club to use these features, club members can instantly communicate from within the club. A creator of a club can open the club to the general public or can restrict access to a particular group of users by requiring a password.

•	Dating—We offer services to match people with others seeking friendship who share similar interests. After extensive development and technology evolution we offer this service as one of the strongest in the United States (MatchMaker), Brazil (Almas Gêmeas), Chile/Argentina (Almas Gemelas) and Mexico (Lima Limón).

We expect for 2003 to be a promising year for our dating services, with initiatives in place to introduce inter-communication between our sites and an enhanced product offering for current users. We believe our dating services will become a powerful platform for future growth and a clear contributor to our revenue model based on the OBP strategy.

•	E-mail/Instant Messaging—Through our Lycos Mail product, we offer users a free, personalized web-based e-mail account which can be accessed from any computer with an Internet connection. Since Terra Lycos Mail users do not need to change their e-mail addresses when they move or change Internet service providers, the same e-mail address can be used indefinitely. Additionally, we currently offer premium e-mail services in the United States and in our main Latin American markets that users can purchase for a monthly fee. These special e-mail services include, among others, anti-spam, anti-virus capabilities, additional storage space and personalized domain names. All of these products will be featured as part of our unified messaging offer. In January 2003, we also entered into a technology alliance with IBM and Telefónica Investigación y Desarrollo, through which we are launching a new Terra Lycos Instant Messenger service, enabling our users to communicate instantly with each other and with users of other leading instant messaging providers.

•	Chat and Bulletin Boards—We offer users the opportunity to participate in online chat sessions, in which users can interact, in real time, with multiple users from all over the world. Terra Chat and Lycos Chat regularly feature hosted chats with celebrities and experts on topics of interest to our users. Lycos Bulletin Board allows users to post messages to existing message threads or create a new thread by posting a message on a topic or topics of the user’s choice.

Portal and Network Services Revenue Model

Our portal and network services business earns revenues principally from advertisers. The global reach of our portals and network, combined with our ability to segment and target our audience, provides advertisers with an attractive platform to promote their goods and services in a measurable, targeted and cost-effective manner. We host and serve advertising, and also strategically direct Internet traffic to websites designed, maintained or promoted on our network. We strive to be more than a seller of advertising space. Instead, we position ourselves as a solution provider with global reach, but with a strong local focus. This allows us to attract advertisers with international and local advertising needs, as well as advertisers with purely local needs. In addition, the wide variety of content and services available on our network enables advertisers to focus their promotional efforts on our network sites most relevant to their product or service offerings. Our strategy is further reinforced by our global sales force with offices or representatives in every country in which we operate.

Our portal and network service business also earns revenues from paid content and from content syndication. As a provider of paid content, we offer dating services as part of our premium package in the U.S., and we plan to launch in 2003 similar paid dating services in Spain, Brazil and Chile. In Mexico, we provide legal information for attorneys, government and corporations. We also provide online the Mexican Federal Register (Diario Oficial de la Federacion). In finance, we provide premium content in the U.S. and Mexico called Quote and Invertia Plus.

In addition, our portal and network services business has strong synergies with our Internet access, e-commerce, advertising and Internet solutions businesses. We encourage portal and network users to become Internet access customers, and we drive portal and network traffic to our e-commerce sites. Our e-commerce activities in turn help us attract advertisers, who are able to reach consumers at the exact moment they are ready to buy. We believe success in our e-commerce and advertising businesses will attract companies that seek to use our Internet solution services, such as web hosting.

We derive advertising revenues principally from:

•	advertising arrangements, under which we earn revenues mainly based on a cost-per-thousand-impressions basis, a guaranteed number of impressions or the number of days an advertisement is displayed;

•	contracts targeted to a particular audience or users, either in connection with one of our topical WebGuides or in connection with specified word searches (e.g., when “automobile” is searched, an automotive or car manufacturer advertisement appears); and

•	sponsorship arrangements, under which we earn revenues based on the number of impressions delivered or days the sponsorship is displayed, and/or exclusivity fees for displaying advertisements only from our sponsor in the particular product category. We may in addition earn revenues for helping the sponsor design and customize the sponsoring activity for our users.

We provide advertisers with a variety of different advertising options, including more than 40 different advertising formats, such as:

•	traditional banner advertising;

•	banner advertising with enhancements, such as audio and video;

•	pop-up windows;

•	contextual link advertising;

•	integrated advertising;

•	text links;

•	keywords; and

•	demographic targeting.

We have extended our portfolio of services to clients to cover their non-advertising needs. Among the new products we have included in our portfolio of services are:

•	direct marketing;

•	sponsorship and events;

•	public relations and communications;

•	on-line product distribution and Access Service Provider (ASP); and

•	marketing services such as on-line surveys and opinion polls, among others.

In January 2002, we entered into a five-year agreement with DoubleClick to use its ad serving tools, which enable us to serve advertising on our network. This agreement supersedes prior agreements entered into with DoubleClick by Terra Networks and Lycos. In addition to this agreement, we also entered into a two-year agreement with DoubleClick for e-mail advertising services.

In July 2001, we entered into a commercial agreement with Check M8 to use its rich media advertising and content serving tools. This agreement will enable us to serve rich media and content on our network. During 2002 we continued to develop our products through new strategic alliance agreements which enable us to use new products and services.

Although we attract advertisers by offering a variety of competitive products, we work to retain them with excellent service. In order to provide the best possible service to our advertising clients, we provide advertisers with detailed and timely information on their target markets and the effectiveness of their campaigns, and with recommendations on how to improve their campaigns. To facilitate these services, we provide advertisers with online reports showing impressions (an impression is a one-on-one view of an advertisement by the end user) and the number of times users “click through” an advertisement to visit the advertiser’s site.

Portal and Content Infrastructure and Customer Support

We support our portal and network services with our proprietary servers. Our scalable network architecture is redundant and fully-distributed, which enables several servers to support one service. In this way, we help to ensure that our customers’ page views will not be interrupted upon server failure. We employ high levels of security, including hardened servers and firewalls to protect against intrusion.

Our network architecture is structured with sets of front-end web servers and back-end data and content servers that handle high user traffic and large volumes of information. Our front-end servers employ load balancing systems to manage users’ requests, enabling our systems to respond to user requests in less than one second. Back-end servers are grouped in high availability configuration clusters and provide critical support for information intensive applications, our content databases and storage.

The various features on our portals are implemented using a combination of our proprietary software applications, software applications developed by our content providers, and software technologies developed by global leaders such as Microsoft, IBM, Netscape, Allaire and Oracle. We also integrate proprietary software and technology from industry leaders to provide us with the ability to monitor and track traffic on our portals, the demographic characteristics of our users and advertising reports. We believe that this combination of software components is more reliable and scalable than single-source solutions.

We provide online user support through e-mail as well as web pages with answers to frequently asked questions and general tips.

Portal and Content Competition

We expect that the success of Internet companies in the long term will depend on:

•	the ability to create compelling and high quality products, and to integrate these in a way that attracts users and enhances their loyalty;

•	the ability to define and design added-value products that add value to users, and that are recognized as such in a way that makes them considered as “worth paying for”;

•	the effectiveness of strategic alliances in the online and offline market, with results in the above-mentioned lines;

•	awareness of the latest technological developments as well as the adequate implementation thereof;

•	having a global footprint that will harness the synergies between different business areas;

•	access to financial resources to expand further.

Many of our competitors, as well as a number of potential new competitors, may have longer operating histories, greater brand recognition and greater financial and technological resources than we do. These competitors may be able to undertake more extensive marketing campaigns for their brands and services, and make more attractive offers to other companies in order to enter into exclusive arrangements with them.

We believe that our ability to compete successfully in portal and network services depends on several factors, including:

•	our ability to capture and manage critical mass to provide our corporate customers (i.e., advertisers) with sufficient and relevant coverage of their target audience;

•	our ability to anticipate the on-line marketing needs of our corporate customers and to develop tools to provide them with customized products;

•	capturing through our network of separately-branded sites a diverse audience in order to balance our mix of advertising (corporate) customers;

•	providing our users with high quality products, including local (and frequently updated) content and attractive services, integrated in a way that creates a sense of community;

•	adequately mixing the provisioning of free & paid contents and services, using the former as an attraction point to the latter;

•	further positioning our brands as leading Internet brands worldwide; and

•	providing a state-of-the-art technological platform that supports all of the above.

We compete directly with a variety of interactive service providers, including web-based portals, search engines, web directories and individual websites providing content, commerce, community and similar features. Our principal competitors in our main markets include:

Country	Portal
Spain	Ya.com (Deutsche Telekom), Yahoo! España, Wanadoo (Uni 2), MSN España, Lycos Spain (subsidiary of Lycos Europe), Google.com
United States	AOL Time Warner, Overture.com (formerly Goto.com), Google.com, Ask Jeeves, Altavista, Yahoo!, MSN, Match.com, esignal
United States Hispanic market	Univision.com
Brazil	Universo Online (UOL), America OnLine (AOL), Globo.com, MSN, ISP free IG, Ibest, search code (Yahoo)
Mexico	T1msn, Todito, Es Mas (Televisa), AOL

We also compete for advertising revenues with traditional media companies, such as newspapers, magazines, television and radio, including in their on-line formats.

Portal and Network Services: Limitation of Access to Certain Content

We actively take steps to limit access on our portals and through our network to websites offering certain types of content, such as child pornography. We use a variety of devices and means to protect children from accessing and persons from disseminating inappropriate or offensive content through our portals and network of sites, including, among others:

•	user identification requirements;

•	content filters;

•	restricted channels; and

•	notices and content warnings.

In addition to complying with applicable laws, we seek to cooperate with law enforcement and judicial authorities to counter and prevent illicit acts by providing relevant information to these and other authorities on a timely basis in accordance with applicable law. We also encourage our users to contact the relevant authorities if they discover illicit material or activities on the web. We further seek to ensure the security of our portals and network of sites in order to reduce the risk of unlawful access to private data.

4.B.4.    Media: E-commerce Activities

E-commerce Overview

Our e-commerce activities include:

•	promotional activities whereby we offer merchants the opportunity to promote their products and services on our network;

•	online marketplaces through which our merchant partners are able to sell their goods and services;

•	online retail stores through which we sell a variety of consumer goods in Mexico, Brazil and Spain; and

•	e-commerce solutions for businesses and consumers.

Our network represents an attractive e-commerce platform due to the high traffic generated. We provide opportunities for our users to purchase products and services throughout our network both by integrating commerce opportunities into contextually relevant placements on our portals and network of sites and through our online marketplaces, Terra Compras/Terra Shopping and Lycos Shop, and in some Latin American countries through our online retail store, Decompras.com. We also develop e-commerce solutions for businesses to sell their products on the Internet.

In order to promote e-commerce activity in our portals and network of sites, we design our e-commerce solutions to make Internet shopping easier for our customers and to reduce their concerns about the security of web-based purchases. We have developed a content management tool which allows our users to better shop online, while enabling retailers to give a better presentation to their products. In addition, we assist our customers in making large purchases online by providing access to financing alternatives. We work closely with companies specializing in e-commerce security to provide our customers with state-of-the-art security measures on all of our e-commerce sites.

We believe that integrating e-commerce opportunities into our network search and navigation services provides an easy and useful shopping experience for our users. Specifically, we integrate the opportunity to purchase related products and services into the results of commerce-related searches performed by our users. In addition, we provide certain merchant partners with prominent positioning for their product or service offerings in appropriate sites within our network. In return, we generally receive a fixed fee and a share of the related e-commerce revenue, depending on our agreement with the merchant.

E-commerce Product Line

Online Shopping (B2C)

We generate electronic commerce revenues from “slotting fees” paid for selective positioning and promotion within our suite of products as well as royalties from the sale of goods and services from our websites. We have entered into agreements with select retailers in each of our markets in order to offer our users a wide selection of goods and services. We seek to promote online shopping through advertising and marketing activities throughout our portals and network of sites as well as through offline advertising and marketing efforts.

Terra Compras/Terra Shopping

In December 1999, Terra Compras/Terra Shopping was launched in Spain and some countries in Latin America. Terra Compras/Terra Shopping is an online marketplace offering thousands of products and services from a wide variety of brand name retailers, small specialty stores, banks, and global/local partners including: Kodak, Telefónica Móviles, Ingram Micro and Banco Bilbao Vizcaya Argentaria (with whom we have a strategic alliance to facilitate credit card payments for e-commerce purchases made through our Spanish portal). For participating merchants, Terra Compras/Terra Shopping features a sophisticated store-building product (Intershop Platform) that permits large and small retailers to create and maintain online stores and accept credit card purchases.

Online Retail Store

In October 2001, we acquired certain assets of Decompras.com (including its trademark), a leading e-commerce site in Mexico and in some countries of Latin America, from El Sitio, a member of the Claxson Interactive Group. In 2000, Decompras.com had sales of approximately $7 million, offering a wide range of consumer goods for individual and corporate customers. Unlike our e-commerce platforms, Decompras.com is involved in the entire retail sales chain, directly purchasing products from vendors and holding them for sale to its customers. See “Item 3.D—Risk Factors—Risks Related to E-commerce”. This acquisition forms part of our strategy to create one of the largest e-commerce markets in Mexico and Latin America through acquisitions and strategic alliances with retailers and leading Internet companies.

Lycos Shopping

In October 1999, Lycos launched Lycos Shopping. Lycos Shopping provides its users with valuable services, including product reviews and search, easy-to-use navigation, price comparisons and product features. In addition, Lycos Shopping also features a special category of “Antiques and Art” through a partnership with Ebay, and Ebay auction services are also integrated in other places throughout the Lycos Shopping channel.

E-commerce Infrastructure

E-commerce Solutions

We are currently building a range of e-commerce applications that will allow us to compete across the entire spectrum of e-commerce.

Business-to-consumer platform for small- and medium-sized enterprises

We plan to develop a complete business-to-consumer e-commerce platform that will enable small- and medium-sized enterprises, or SMEs, to sell their products on the Internet. This platform will:

•	provide vendors with e-commerce infrastructure, including hosting and web-design services;

•	support the consumer’s purchase decisions through directories, search engines, advertising and product aggregation; and

•	assist in closing the transaction and arranging for payment and delivery of the product.

Business-to-business e-commerce

Through our Terra Business strategic business unit, we are developing vertical e-commerce portals that provide business-to-consumer and business-to-business services. See “—Terra Business” below. We also plan to develop business-to-business e-commerce solutions through alliances with leaders in this category. We have identified business-to-business e-commerce services oriented to SMEs to be an area of growth. Therefore, we intend to offer these services to SMEs, including complete e-commerce platforms, corporate website development and electronic shopping mall creation.

E-commerce Competition

We believe that our ability to compete successfully in the business-to-consumer, consumer-to-consumer and business-to-business e-commerce markets depends on several factors, including:

•	customer confidence relating to the security of web-based purchases;

•	marketing efforts aimed at the development of a trusted brand name;

•	our ability to capture e-commerce revenues from our Internet access services and portal and network services users through:

—	promotions;

—	loyalty programs; and

—	best commercial practices;

•	quality and variety of our product offerings;

•	our ability to offer competitive prices to our users; and

•	end-to-end services, from providing vendors with e-commerce infrastructure to providing them with traffic through presence in our shopping channels or in our product search engine.

We face competition from a wide variety of current and potential competitors, including:

•	“brick and mortar” shops, catalog retailers, distributors and manufacturers selling the products that we or our network of retailers sell, some of whom currently sell, or may in the future sell, products or services online;

•	online vendors;

•	web portals and web search engines involved in online commerce, either directly or in collaboration with retailers; and

•	companies providing e-commerce services, including website developers.

4.B.5.    Terra Business

As part of our strategy, we are developing new businesses that are complementary to our core traditional Internet activities. We believe that this will enable us to extract more value from every part of the Internet value chain, while supporting our core business efforts, rather than being solely a marketing solutions platform. Our goal is to continue to enter into strategic alliances and joint ventures with global and local leaders in selected product categories. We have entered into the following strategic alliances and joint ventures:

Banking-Uno-e (BBVA)

In February 2000, Telefónica and Banco BilbaoVizcaya Argentaria, S.A. entered into a strategic alliance agreement, which provided that the online bank, Uno-e, would be 49%-owned by Terra Networks and 51%-owned by Banco Bilbao Vizcaya Argentaria, S.A. Following receipt of the necessary government approvals, we acquired a 49% stake in Uno-e Bank from Banco Bilbao Vizcaya Argentaria, S.A. in August 2001 for €160 million. In February 2002, we subscribed for new shares amounting to €29.4 million in a capital increase. At December 31, 2002, Uno-e Bank had over 160,000 customers and managed assets of approximately €1.3 billion.

On May 15, 2002, we and Banco Bilbao Vizcaya Argentaria, S.A. signed a Protocol of Intent to merge Uno-e Bank, S.A. with the private consumer finance activities operated by Finanzia Banco de Crédito, S.A., a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. On January 10, 2003, we and Banco Bilbao Vizcaya Argentaria, S.A. signed an agreement providing for the merger. The agreement was subject to the completion of the corresponding due diligence process, the execution of a definitive agreement and the receipt of necessary authorizations. On June 23, 2003, we and BBVA finalized the merger, and our stake in Uno-e Bank has consequently been reduced to 33%.

In connection with our investment in Uno-e Bank, S.A., we also signed a contract providing for a liquidity mechanism with Banco Bilbao Vizcaya Argentaria, S.A. on May 15, 2002. According to this liquidity mechanism, we have a put option to sell our interest in Uno-e Bank, S.A. to Banco Bilbao Vizcaya Argentaria, S.A.

On January 10, 2003, we signed a liquidity contract that replaced the previous agreement signed on May 15, 2002. The liquidity contract regulates our put option to sell our interest in the merged entity to Banco Bilbao Vizcaya Argentaria, S.A. between April 1, 2005 and September 30, 2007. The sale price will be the greater of (i) the value determined by an investment bank and (ii) the value calculated by multiplying Uno-e’s last year earnings by BBVA’s price-to-earnings ratio (PER). Additionally, the contract provides that if Uno-e Bank does not achieve the planned ordinary revenue and earnings before taxes, the aggregate market value of the shares we own cannot be evaluated at less than €148.5 million.

On the same date, (January 10, 2003), we signed an advertising agreement by which Banco Bilbao Vizcaya Argentaria, S.A. has agreed to buy advertising space from us for €6 million annually for the next five years.

In an extraordinary general shareholders’ meeting of Uno-e Bank S.A. held on April 23, 2003, we and BBVA unanimously approved a capital increase in Uno-e Bank S.A. to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA) through the contribution of its private consumer finance business. Finanzia Banco de Crédito, S.A. also held an extraordinary general shareholders’ meeting on the same date, which approved the contribution and subscription for shares in the capital increase. As a result of the capital increase in June 2003, the private consumer finance business has been integrated into the shareholding structure of Uno-e Bank, and the respective stakes of the BBVA group and Terra Networks after the capital increase are 67% and 33%.

Travel-Rumbo/One Travel (Amadeus)

In July 1999, we agreed to create a 50/50 joint venture with Amadeus Global Travel Distribution, S.A., a global leader in the travel industry that operates travel reservation and distribution systems. The purpose of the joint venture is to develop a website for travel and tourism related services targeted at the Spanish and Portuguese speaking market. In September 2000, we launched Rumbo in Spain through this joint venture. In 2001, we launched Rumbo in Argentina, Brazil and Mexico, and in 2002, we launched the website in Chile, Colombia, Venezuela, Uruguay and Peru.

In November 2000, we decided to expand our business to the U.S. market by acquiring a significant stake in OneTravel, a top ten U.S. online travel website and one of the first value-oriented travel websites. We increased our stake from 27.7% to 39.6% in OneTravel in March 2002. In April 2003, we increased our participation in OneTravel by 12.47% to 52.07%, thus acquiring a controlling stake while our joint venture partner, Amadeus, held 38.93% as of that date.

Culture-Ifigenia

In July 2000 we increased our stake in Ifigenia Plus, S.L., a Spanish company, from 10% to 100% by (i) subscribing for new shares in a capital increase bringing our stake up to 40%, and (ii) purchasing the remaining 60% stake from private Spanish entities. Ifigenia develops and provides digital content and tools for Spanish education, culture, art, entertainment and tourism. At December 31, 2001, we had invested a total of €11.9 million in Ifigenia.

E-learning-Educaterra

Educaterra, a wholly owned subsidiary, is the exclusive e-learning services provider of the Telefónica group, providing solutions for the residential market and the corporate market. During 2002, Educaterra.com was launched, as our exclusive e-learning vertical channel. Educaterra.com is currently present in Spain, Brazil, Mexico, Argentina and Uruguay, and we plan to make it available in several other Latin American countries. The portal provides a wide range of e-learning content in languages, IT, tutoring support, “edutainment”, parent school and officeware, among others, with more than 25,000 hours of content in Spanish.

Location services-Maptel

In January 2001, we acquired Maptel Networks, a leading solution provider for location and cartographic content in Spain. Maptel Networks develops web and wireless location-based solutions and provides consultancy services in different areas: Geomarketing, Geographical Information Systems (GIS), Fleet Management, and Customer Relationship Management (CRM). These services are based on Maptel’s own cartography and technology, and are being used for a broad range of customers in different sectors of activity.

Real Estate-Atrea (BBVA)

In November 2001, we and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company under the trade name Atrea to develop and manage a vertical portal in the real estate sector. The portal is designed to facilitate and improve the operations of real estate agents and developers. The website also features a variety of services and information useful to the consumer when renting or selling/purchasing a home, including financing, insurance and moving services. We launched Atrea in Spain in November 2001. In June and November 2002, we subscribed for new shares amounting to approximately €3.0 million in a capital increase.

Automobiles-Azeler (BBVA)

In March 2001, we and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company, Azeler, to develop and manage vertical portals designed to facilitate and improve the operations of professional players in the automotive sector as well as to offer to end users services and products related to the automotive sector. We have launched Azeler in Spain. In November 2002, we subscribed for new shares amounting to approximately €990,000 in a capital increase.

Online Auctions-DeRemate

In February 2000, we acquired 30% of DeRemate, a leading auction site in Latin America. DeRemate has operations in Argentina, Chile, Uruguay, Brazil, Colombia, Venezuela, Mexico, the U.S. and Peru. We currently have a 17.81% interest after subscribing for new shares in a capital increase. DeRemate’s business model is now expanding to include B2B services with online outlet sales.

Careers-Bumeran

In December 2000, we acquired a majority stake in Bumeran.com International Holdings, Ltd., a career services site in Latin America with services for both individual as well as corporate clients. Bumeran is present in Brazil, Mexico, Argentina, Chile, Venezuela, the United States and Spain (Direcciona).

In September 2002, we subscribed for new shares amounting to €3.4 million in a capital increase. Our participation following this capital increase was 84%.

However, Bumeran has not fulfilled the financial plans set at the time of the acquisition, incurring larger losses than anticipated during 2001 and 2002. Bumeran’s shareholders’ equity is less than 50% of the shareholder’s capital, so we have decided to proceed with the liquidation of the company. Bumeran’s minority shareholders have opposed the liquidation and have filed claims contesting the enforcement of the dissolution agreement and the appointment of a liquidator that was approved by Bumeran’s shareholders meeting on December 18th, 2002. Their intention is to stay the liquidation proceedings and to seek compensation for their inability to exercise a put option on their shares. See ”Item 8. Financial Information—Legal Proceedings”.

Human Resources-Emplaza (Meta4)

In December 2000, we joined together with Meta4 to create Emplaza, a virtual business-to-employee marketplace. The portal offers a comprehensive range of interactive services and products for human resource management. The joint venture designed, developed and maintained customized corporate portals that include facilities for business-to-business and business-to-consumer transactions. We launched Emplaza in Spain in 2001.

In July 2002, we subscribed for new shares amounting to approximately €753,000 in a capital increase. Our participation following this capital increase was 81.45%.

The financial and commercial results since then have not been satisfactory. Therefore, in agreement with Meta4, we have decided to liquidate Emplaza.

E-comm-A Tu-Hora

In July 2000 Terra Networks and Telepizza set up A Tu Hora, a joint venture focusing on the commercialization and delivery of fashion products. In November 2002, the company reached a strategic commercial agreement with El Corte Inglés, a Spanish retailer. The agreement seeks to improve the company’s business model, focusing on product assortment, distribution and marketing to Terra’s and Telepizza’s customers.

In 2002, A Tu-Hora had no active operations.

4.B.6.    International Joint Ventures and Other Investments

In connection with Lycos’ international expansion prior to our acquisition of the company in October 2000, Lycos sought to broaden its offerings of localized versions of its products and services to users outside the United States by partnering with prominent local media and technology companies. We have several international joint venture partnerships related to our portal and network business resulting from the Lycos acquisition, which are described below.

Lycos Europe

In May 1997, Lycos entered into a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation throughout Europe. Lycos subsequently licensed its Angelfire, Tripod, Hotbot, Sonique and MyLycos properties to Lycos Europe.

This joint venture, named Lycos Europe, was 29.6% owned by us (32.1% including treasury shares) at December 31, 2002. At that date, Lycos’ joint venture partners, who directly own 29.6% of Lycos Europe, are Bertelsmann Internet Holding GmbH, Christoph Mohn Internet Holding GmbH and Fireball Internet GmbH,

which vote together as a syndicate (representing 32.1% including treasury shares). In March 2003, Lycos Europe cancelled 27,277,144 treasury shares. Consequently, our direct stake and Bertelsmann’s direct stake (together with Christoph Mohn Internet Holding GmbHand Fireball Internet GmbH) each increased from 29.6% to 32.1%.

Approximately 12.3% of Lycos Europe’s shares (at the IPO date) were issued pursuant to an initial public offering completed in March 2000. Lycos Europe currently operates localized versions of the Lycos.com and Tripod sites in Belgium, Denmark, France, Germany, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland, the United Kingdom, Austria and Russia.

On September 20, 2000, Lycos Europe signed an agreement to acquire all of the outstanding share capital of Spray Network N.V. In exchange for 84,300,000 shares of Lycos Europe. Spray Network N.V. operates an Internet new media company that offers a branded network of media, commerce and communications products and services throughout Europe.

In November 2000, Lycos Europe announced the acquisition of MultiMania, a leading French online community site, in exchange for 22 million shares of Lycos Europe.

In March 2000, Lycos Europe N.V. was quoted in the Neuermarkt at the Frankfurt stock exchange. In February 2001, the company was listed on the “Nouveau Marché” in Paris. Consequently, Lycos Europe’s shares were automatically quoted on the Euronext stock exchange.

Lycos Japan

In March 1998, Lycos established Lycos Japan, K.K. As the basis for a joint venture to promote and operate a Japanese version of the Tripod and Mailcity websites. Lycos’ joint venture partners were: Sumitomo Corporation, one of the largest companies in Japan; Internet Initiative Japan, one of Japan’s largest internet service providers; and Kadokawa, a major Japanese publisher.

In December 2002, Terra Lycos sold its approximate 47% stake in Lycos Japan to Rakuten, a leading commerce company in Japan, and entered into a licensing agreement with Lycos Japan regarding the use of the Lycos Japan brand and certain products. For more information on this transaction, see Note 2 to our consolidated financial statements.

Lycos Korea

In March 1999, Lycos established Lycos Korea to promote localized versions of the Lycos and Tripod websites. Lycos’ joint venture partner was Mirae Corporation, a prominent South Korean high-technology company. In August 2002, Terra Lycos sold its approximate 43% stake in Lycos Korea to a subsidiary of SK Telecom, a leading South Korean wireless company, and entered into a licensing agreement with Lycos Korea regarding the use of the Lycos Korea brand and certain products. For more information on this transaction, see Note 2 to our consolidated financial statements.

Sympatico-Lycos

In February 2000, Lycos launched Sympatico-Lycos, Inc., a Canadian company, to promote localized versions of the Lycos Network websites. Lycos’ joint venture partner was Bell Globemedia, a prominent online communications company in Canada.

In September 2002, Terra Lycos sold its approximate 29% stake in Sympatico-Lycos to Bell Canada, and entered into a licensing agreement regarding the use of the Sympatico-Lycos brand and certain products. For more information on this transaction, see Note 2 to our consolidated financial statements.

Lycos Asia

In September 1999, Lycos established Lycos Asia to promote localized versions of the Lycos and Tripod website in more than 10 countries in Asia, including Singapore, China, Taiwan, Hong Kong, India, Malaysia, the Philippines, Thailand and Indonesia. Lycos’ joint venture partner is Singapore Telecommunications, and we each own 50% of the joint venture.

Banking-Inversis Networks

Inversis Networks S.A. was incorporated on January 28, 2000. At that date, we held 10% of Inversis’ capital stock, equal to €2.4 million. Inversis obtained a banking license on November 13, 2001.

During 2001 we provided €3.4 million in funding to the company. Pursuant to the entrance of Caja de Ahorros del Mediterraneo as a new shareholder of Inversis, our holdings were reduced to 9.10% from 10.0%.

From 2002 to January 2003, we provided €2.2 million in funding to the company. Also during that year, our stake in Inversis was reduced from 9.10% to 8.64% due to the entrance of Cajamar as a new shareholder of the company.

Other Investments

We have other minor investments in various Internet businesses. These businesses represent a source for new opportunities for future growth and creation of shareholder value. We intend to apply our existing commercial and technological knowledge to maximize value creation in new ventures by actively participating in their operation, by contributing personnel and technology resources. In addition to our individual investments, we plan to partner with other leading venture capital firms in order to make certain other strategic investments.

Our investment philosophy is guided by our desire to identify Internet businesses that:

•	provide us with competitive advantages;

•	enable us to position ourselves as a leader in existing and new markets;

•	offer the potential for attractive returns on our investments; and

•	may be leveraged on our global presence, our strategic partners and our user base.

4.B.7.    Marketing and Brand Awareness

Our marketing efforts are designed to help us increase our customer base and consolidate our leadership in our target markets. Our marketing campaigns principally target the residential and SoHo markets, as well as advertisers and vendors. Central to our marketing efforts are the following strategies:

•	actively participate in the development of portal and ISP markets;

•	continuously expand our network, portal and ISP customer base and achieve strong user loyalty;

•	create large communities of users of our local portals and websites;

•	aggressively build our brand names; and

•	rapidly respond to market changes by introducing new products, services and content offerings.

Develop Portal and ISP Markets

We actively participate in developing portal and ISP markets in Latin America, Spain and the United States. We conduct extensive market research in order to understand the needs of users in particular markets. We believe that people will come to associate our brands with the Internet through our efforts.

Expand Our Portal, Network and ISP Customer Base and Achieve Strong User Loyalty

We design our local marketing efforts to introduce the use of the Internet into the everyday lives of our potential customers. We believe that our marketing campaigns, affordable pricing, dedicated customer service and strong local presence will help us attract new customers. In addition, we actively exploit synergies between our Internet access business and our portal business by configuring our portals as the default web page in all of our ISP connection software.

We plan to continue to commit substantial resources to building strong user loyalty. In order to retain existing customers, we will work to ensure that our portal and network services are the most competitive in the market, and we will adapt our portal and website offerings according to our customers’ demands.

Create Large Communities of Users of our Local Portals and Websites

We are working to build large communities of local portal and website users within certain of our core markets, including Spain, Latin America and the United States. We believe that we will be able to attract new users to our portals and websites with our strong brand names, and will build on the strength of our brand names to help make the Terra and Lycos brands among the most recognized portal and network brands in the world. We seek to create strong communities by:

•	encouraging a sense of community among users by allowing users to create and share their own content;

•	creating brand loyalty; and

•	improving our advertising and e-commerce offerings by using our data warehousing capabilities to profile the interest and habits of our users.

We also seek to develop an active, loyal user base by building significant community features into our network through our comprehensive suite of online services and products. We believe that users who become involved with our online community products and services are more likely to return to those sites in the future.

Aggressively Build Our Brands

We believe that building our brands is essential to attract, retain and obtain revenue from our potential Internet user base, and we plan to aggressively build our brand names. We use advertising and public relations to build our brands, including advertising on radio, newspapers, television, online and public billboards, direct marketing, public relations, interactive ads and special ads. Through our advertising efforts, we seek to:

•	introduce potential customers to our brands;

•	identify our brands with the highest quality products, services and customer support; and

•	build a strong media presence.

Rapidly Respond to Market Changes

We believe that responding quickly to changes in the Internet market will keep our brands competitive. We plan to continue to enter into new strategic alliances with local and global content providers to introduce new products to market in the shortest amount of time. To this end, we seek to enter into alliances with global partners who can contribute state-of-the-art technologies to our operations.

Seasonality

Our main business is not significantly affected by seasonality effects.

4.B.8.    Strategic Alliances

Strategic Alliance with Bertelsmann

Bertelsmann, one of the largest media companies in the world, owns literary, scientific and non-fiction publishers, book and music clubs, daily newspapers, general and special interest magazines, music and film companies, radio and television activities, print shops, service corporations and online services providers. Bertelsmann’s brands include Random House, BMG and Arista.

In connection with our agreement in May 2000 to acquire Lycos, Terra Networks, Telefónica, Lycos and Bertelsmann entered into strategic alliance agreements pursuant to which Bertelsmann agreed to pay $325 million for services (on terms no worse than terms provided to third parties) during the first and second years from the date of the combination of Terra Networks and Lycos. During the third, fourth and fifth years after the date of such combination, Bertelsmann had agreed to purchase up to $675 million of services from us. Telefónica had agreed to purchase, if necessary, any portion of those services that Bertelsmann does not buy, up to $675 million.

Until October 2002, Bertelsmann purchased $325 million in services from us, including advertising for Bertelsmann’s different products and services and premier placement for Bertelsmann’s e-commerce properties on our portals and network of sites. During that period, Bertelsmann was our single largest advertiser. In addition, as part of our strategic alliance, we have collaborated on a variety of partnership initiatives, including, among others:

•	the deployment of state-of-the-art next-generation HTML products;

•	the use of Opinion Minders survey technology to better understand how our users respond to various Bertelsmann products and services;

•	direct marketing in the United States, Spain and Latin America to promote Bertelsmann’s book and music clubs;

•	online campaigns to promote magazine subscriptions for Bertelsmann’s Gruner + Jahr publications;

•	the promotion of Bertelsmann’s BMG music group’s artists on our portals and network of sites, including the creation of featured artist pages;

•	co-advertising on television;

•	product and website development, including the development of “The Price is Right” online game show for Bertelsmann’s affiliate, Fremantle Media, and the development of online magazines for Gruner + Jahr in Spain;

•	the utilization of Lycos’ usability laboratory to test the efficacy and appeal to consumers of certain BMG products; and

•	sweepstakes offerings and other special promotions.

We also obtain content and services from Bertelsmann, including music content from Bertelsmann’s BMG music division and digital rights management (DRM) technology which allows us to place restrictions on the use of downloadable music.

The May 16, 2000 agreement was terminated on February 12, 2003, and superseded by a preferential interest agreement among all of the parties to the prior agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market. We do not expedt that this agreement will generate material revenues in the near future.

Strategic Alliances with Telefónica

On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. entered into a Framework Strategic Alliance Agreement which replaces the preexisting Strategic Alliance Memorandum entered into on May 16,

2000, by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG in conjunction with the acquisition of Lycos, Inc. and relating to cooperation for access to the new content of the Terra Lycos Group and joint marketing campaigns.

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broadband technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

The Framework Agreement makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SoHo and, when so agreed, SME market. The new agreement establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their growth in the Internet, with the aim of taking advantage of the synergies and creating value for both companies. As a result of this alliance, the Terra Lycos Group is guaranteed the generation of at least €78.5 million per year in value, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new agreement is six years, and it may be renewed on an annual basis thereafter. As reflected by a study carried out by a leading U.S. investment bank acting as an independent appraiser, at the request of our board of directors, the potential value creation to the Terra Lycos Group and its shareholders represented by the new strategic alliance agreement is, at least, equal to that of the agreement which it replaces, although it may result in lower revenues in the near term. See “Item 10—Additional Information—Material Contracts—Strategic Alliance Framework Agreement with Telefónica, S.A.”.

Other Strategic and Commercial Alliances

To increase traffic on our portals and network of sites and to enhance the functionality of our products and services and to extend our brands, we seek to enter into selected strategic and commercial alliances with business partners who offer content, distribution and technology capabilities as well as marketing and cross-promotional opportunities. Some of the strategic and commercial alliances that we have entered into include the following areas.

Auction Services

In February 2001, we entered into a strategic alliance with eBay for it to be the premier provider of auction services to Lycos users in the United States. As part of the agreement, Lycos users will be able to list and bid on items for auction on eBay. In addition, Lycos Europe has entered into a strategic alliance with eBay to be the premier provider of auction services to Lycos Europe’s users in Germany, France and Italy.

Delivery of Merchandise

In November 2001, we launched Compras en USA, a new service designed to facilitate online purchases from U.S. merchants by consumers outside the United States. We have made this service available and are actively promoting it throughout Latin America and in Spain. This service enables Latin American and Spanish consumers to utilize a post office box in the United States in order to receive merchandise from U.S. retailers, including retailers who do not ship goods to consumers outside the United States. Our service will then forward the goods to the consumer. In order to provide this service, we entered into an agreement with LanBox, a subsidiary of LanChile, S.A., a Chilean airline, which has experience in managing post office boxes and delivering goods throughout Latin America and Spain. We entered into another agreement with Dealtime. This company provides our Compras en USA service through a product search engine that makes the user’s buying process easier. We have entered into an agreement with BBVA in Latin America. The agreement with BBVA allows the bank’s clients and employees to make purchases in the U.S. Compras en USA is offered to all on-line clients of BBVA in BBVA’s affiliates’ homepages.

Featured Listing

In November 2000, we entered into a strategic alliance with GoTo.com (subsequently renamed Overture.com) to enhance and further monetize the Lycos and Hotbot search offering by featuring pay-for-placement listings. This agreement was terminated and a new agreement with Overture was signed in September 2001. This relationship provides for featured listings from Overture’s search results to be displayed to Lycos users. As these results are especially successful and relevant to e-commerce search terms, access to an expanded list of Overture results is provided on these terms. The result is a complete offering of search options for Lycos Network users along with a more complete monetization of search traffic.

Secure Online Payments

In July 2001, we entered into a sponsorship and promotional agreement with Visa International Service Association to leverage our brands in order to promote the benefits of making online purchases. Under the terms of the agreement, Visa will receive special positioning on Terra Networks portals in Latin America and the Caribbean which will promote Visa as the preferred payment method for secure electronic transactions.

We entered into another agreement with Visa International in Spain for designing, developing and implementing secure and off-line payments. This program consists of a credit card, a debit card and a prepayment virtual card cobranded by Terra, VISA and BBVA.

All cards have the latest secure payment technology developed by VISA, known as 3D Secure. All card holders obtain the benefits of secured payment as well as special offers for products sold through our sites.

Yellow Pages

In May 2000, we entered into a strategic alliance with Verizon Super Pages for it to be the exclusive provider of online business yellow pages listings on the Lycos Network. This relationship makes a private-labeled Lycos Yellow Pages service available to users of the network to permit simple and detailed searches of business listings in every category of business by geography across the United States.

4.B.9.    Government Regulation

To date, regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment relating to the Internet is uncertain and may change. New laws and regulations may be adopted. Existing laws may be applied to the Internet and new forms of e-commerce. Uncertainty and new regulations could increase our costs and prevent us from delivering our products and services over the Internet. It could also slow the growth of the Internet significantly. This could delay growth in demand for our network and limit the growth of our revenues. New and existing laws may cover issues like:

•	sales and other taxes;

•	user privacy;

•	pricing controls;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce;

•	libel and defamation;

•	copyright, trademark and patent infringement;

•	financial services;

•	consumer banking;

•	pornography;

•	claims based on the nature and content of Internet materials;

•	gambling;

•	child protection;

•	news;

•	audiovisual services; and

•	telecommunications.

Spanish Regulation

In July 2002, the Spanish government passed a new act regulating the provision of information services and e-commerce, known as “LSSI”. LSSI entered into force in October 2002 and required us to adjust, prior to such date, certain terms of services, registration forms and the way in which provide some services on our Spanish portals. The most relevant modifications aimed at (i) providing further company and operational information to the public (both through posting the terms of services on the Internet, as well as through filing information with the Mercantile Register); (ii) establishing obligations for ISPs to retain certain user data (e.g., connection, navigation, and/or communications information) for security purposes (e.g., anti-terrorist protection); (iii) exempting service providers (e.g., portals and ISPs) from liability for certain illegal activities that may be undertaken by third parties (e.g., end-users) over their network, as well as for services offered without the control of the said service providers, provided that such service provider does not have knowledge thereof or, if notified, reacts promptly to cure; (iv) forbidding unsolicited commercial communications (spamming); and (v) clarifying and further disclosing the terms and conditions applicable to e-commerce transactions.

As established in the LSSI, the aforementioned obligation of ISPs to retain certain user data for no longer than one year needs to be further clarified by additional regulation and is currently not enforceable. We will be required to comply with the final rule relating to such data retention, once it is approved by the Spanish Ministry of Science and Technology and finally enforceable. Such compliance may adversely impact our Spanish operations as we may be required to incur incremental costs to acquire additional hardware and software for storing user data over longer periods.

The main Spanish law governing telecommunications services (including the ISP business) is Law 11/1998, of April 24, on Telecommunications (“Law 11/1998”), as further developed by Royal Decree 1651/1998, of July 24, Royal Decree 1736/1998, of July 31, and licenses and authorizations and Ministerial Orders dated September 22, 1998. This regulatory framework governs licenses and authorizations for the provision of telecommunications services and the establishment and development of telecommunication networks.

Under Law 11/1998 and the related regulations, entities providing data transmission services to the public such as ISP services must provide notice to the Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones, hereinafter “CMT”) regarding the provision of these services and be registered as a holder of a “Type C General Authorization” in a special official registry maintained by the CMT. Ten years after registration, and every ten years after that date, any holder of a Type C General Authorization must notify the CMT whether or not it intends to continue providing the relevant authorized services. Failure to notify the CMT would cause the termination of the Type C General Authorization. As a general matter, Type C General Authorizations may be revoked if the holder ceases to render the relevant authorized services or if applicable regulations are breached by the holder of such license.

Holders of general authorizations, such as the Type C General Authorization we hold, are required to pay an annual tariff to the Spanish State based on the relevant licensee’s gross operating income. Such annual tariff is determined on a yearly basis, with a cap of 0.2% of gross operating income. Since 1999, the rate has been fixed at 0.15% of gross operating income.

During 2002, a new set of European Directives was approved, which are intended to restrict and ease the telecommunications regulations in the Member State of the European Union. Over the next few years, these directives will be required to be incorporated into local laws at the EU Member State level. Pursuant to these directives, the Spanish government has approved in 2003 a draft of the new Telecommunications Act, which, when finally passed, will modify the aforementioned Law 11/1998 and its regulations.

One of the aims of the new Spanish telecommunications law is to soften the licensing regime consistent with the EU Directives. This could encourage new players to enter into the Spanish telecommunications market and, more significantly for us, the market for Internet access services.

In addition, the new regulation may enable the Spanish regulatory authorities to add certain Internet access services to the category of services subject to universal service obligations. A service included within the universal service should be available to everybody upon reasonable request and at an affordable price. These services are considered essential for everyone in current social and economic conditions, and thus the availability of such services is not left to the laws of competition alone. Regulatory obligations have therefore been created to ensure their provision. Since the EU Directives refer to “functional Internet access” as subject to universal service and does not define a specific minimum bandwidth in relation thereto, national regulatory authorities may decide to designate ADSL services as subject to such universal service regulations. If included within the universal service list, CMT will require a provider of ADSL services for those areas where market competition has not provided a reasonable offering (e.g., such “non-profitable” ADSL services) to make ADSL services available to everyone upon reasonable request and at an affordable price. The cost of providing such services, if not profitable for the designated provider, will be borne by all providers of such services by means of contributions to the universal service fund.

Consumer Protection

Spanish general laws and regulations on consumer protection, contract conditions, competition and advertising generally apply to portal and electronic commerce services, as well as to Internet content. The main Spanish consumer protection law is Act 26/1984 on General Protection of Consumers and Users. Act 26/1984 generally addresses consumer protection, misleading advertising and unfair contracts. Act 7/1998, on Standard Terms of Use, which provides additional protection to consumers, sets forth certain provisions that may not be included in Terms of Use agreements. These prohibited provisions are void under Spanish law. The expected growth and demand for online commerce has led the Spanish authorities to adopt Royal Decree 1906/1999 on the General Terms of Telephonic or Electronic Contracts. This Royal Decree established special duties for companies contracting electronically or by telephone. In particular, it permits users to cancel a contract within seven business days of its formation. This right is also afforded to consumers by Act 7/1996, of January 15, on retail commerce. During 2002, there were certain minor modifications to some of these norms. We have adapted our operations in Spain to such modifications and do not consider that they have had or will have a material adverse effect on our business.

E-commerce

In addition to the above mentioned LSSI approved in 2002, the Spanish government has approved Royal Decree 14/1999 on Electronic Signature, establishing the legal requirements for electronic signature and permitting the admissibility of electronic signature as evidence in legal proceedings. We believe Royal Decree 14/1999 may be superseded by a new law on electronic signature in 2003, as the Spanish government is currently developing a new draft to incorporate certain provisions on electronic identification cards.

Financial Services

A number of our portals enable our users to search for and contract with third parties offering financial services. Such services may be subject to regulation. We believe that such regulations may apply to the third-party financial service providers, but not to us. However, we cannot be certain that a regulator would not deem us subject to such regulation.

Privacy and Data Protection

Spain has adopted restrictive laws and regulations concerning privacy and data protection, the most significant of which is Act 15/1999 on Personal Data Protection, relating to the electronic processing of personal data. Act 15/1999 and related regulations require prior notice and consent to be given in connection with the electronic processing, use or transfer of personal data by a third party. Entities like us which process personal data must register their databases with the Spanish Data Protection Agency (Agencia de Protección de Datos) and are required to adopt certain security measures with respect to databases that store personal data. The Spanish Data Protection Agency is authorized to sanction entities that infringe data protection regulations. Spanish Data Protection laws restrict our ability to transfer the user data that we collect to countries outside the European Union, including the United States and Latin American countries, that do not provide the required level of protection, and require compliance with certain regulatory procedures in order to transfer our user data to entities in eligible countries. A new European Union Directive on Data Protection was adopted in 2002 that will most likely require the Spanish government to amend Act 15/1999 on Personal Data Protection.

Tariffs

In general, consumers in Spain are required to pay their telecommunications operator or Internet access provider for telephone calls to connect to the Internet at the local rate based on the duration of the connection. We also charge our customers on a minute basis, except for certain enhanced Internet access services we provide (e.g. ADSL; flat fee, etc.). Internet access fees that customers have traditionally been willing to pay for, have been influenced by the offering of the prices set by the Government to the incumbent telecommunications operator. In particular, since November 2000, Telefónica de España, S.A., the Telefónica group’s fixed-line telephony operator in Spain, as incumbent operator, is required to provide Internet access services through the public switched telephone network (PSTN) and the integrated services digital network (ISDN) during off-peak times at a fixed monthly rate. In addition, Telefónica de España, S.A. is also required to provide other services such as asymmetrical digital subscriber line (ADSL), which we also provide, at regulated prices. The pricing regulations applicable to Telefónica de España, S.A. have affected the prices at which other service providers, including us, may offer these same services in the market at a competitive level. Most recently, due to the modification of the regulatory framework (i.e., the introduction of the new capacity interconnection regime), certain ADSL providers, including us, have launched new ADSL services with consumption restrictions (e.g., only available at certain times), which has allowed us to place a distinctive and attractive product in the market. The incumbent operator has not yet launched a similar product. If authorized by the Spanish government, Telefónica de España, S.A. could launch an identical or similar product at a regulated price, which, if established at the same or a lower price than ours, could prevent us from meeting our sales targets for this product in Spain.

Taxes

Other than value added taxes, VAT and duties, and any other related indirect taxes, there are no specific taxes levied on ISP, portal or electronic commerce services in Spain.

United States Regulation

The Electronic Communications Privacy Act and the USA Patriot Act regulate the circumstances under which an entity providing an electronic communications service must disclose or must withhold from disclosure to the government or other third parties the contents of electronic communications and user account information.

The Communications Decency Act (“CDA”) is intended to protect an interactive computer service from liability for information that is originated by a third-party user of the service. In addition, the CDA is intended to protect an interactive computer service from liability if the service restricts access to or the availability of content that the service finds in good faith to be objectionable.

The Federal Trade Commission has issued a rule that governs the online collection of personal data from children under the age of 13, including a requirement to obtain parental consent to collect, disclose and use that information. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

The U.S. Electronic Signatures in Global and National Commerce Act, which became effective in June 2000:

•	removes some barriers to Internet commerce by providing that contracts formed online have the same force of law as pen and paper contracts;

•	seeks to provide a single, national regulation of electronic signatures and transactions;

•	protects consumers by requiring an express “opt-in” to the electronic delivery of information; and

•	eliminates many traditional paper-based record-keeping requirements.

The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for hosting content created by users, or referring or linking users to third-party websites that include materials that infringe copyrights of others.

Latin America Regulation

Discussed below is a brief summary of the laws and regulations applicable to our principal Latin American operations.

Brazil

In Brazil, there is currently no specific regulation of Internet activities. The Brazilian House of Representatives has considered over 150 statutory proposals since 1999, although, none of them has yet been passed into law. Notwithstanding the foregoing, to date the traditional Brazilian civil law has been applied to almost all situations faced in the Brazilian Internet environment.

Under the current regulation “Norma 004/1995” and the Brazilian Telecommunications Law of July 16, 1997, “Lei 9472/1997”, services offered by Internet providers are considered value-added services, and as such are not subject to more stringent licensing requirements applicable to providers of telecommunications services. In the near future, ANATEL, the Brazilian regulatory authority, could classify a number of services such as short messaging services (SMS), web-fax or voice over IP(VoIP) as telecommunications services, which would require us to obtain specific licenses for the provision of such services.

In addition, ANATEL has been considering adopting new regulations relating to the establishment of a non-geographic numbering plan, flat fee pricing and the possibility of purchasing Internet traffic at wholesale level and reselling it to ISPs or to Internet users. In the event such proposals, released in a “Public Consultation”, are turned into binding regulations in the future we will need to adapt our operations to comply with such regulations.

Finally, certain amendments to the Brazilian Telecommunications Law of July 16, 1997, “Lei 9472/1997” mentioned above, are currently under consideration which would, if passed, enable fixed telephony licensees to provide Internet access services. The adoption of such amendments would enable additional players to enter into one of our core markets and thereby endanger our competitive position in Brazil.

Mexico

The Federal Telecommunications Commission in Mexico requires that providers of value-added services must register these services with the Telecommunications Commission prior to offering them to the public. If a provider of value-added services does not register each service with the Commission, the Commission can impose a de minimis fine. We have registered the following services with the Commission: e-mail, voice-mail, fax, Internet access, electronic exchange of data and database long distance access. In addition, during 2001, we were registered as a service provider of audio text, remote data processing, and videotext.

Argentina

Under Argentine law, the Argentine National Government does not regulate or control the information available on the Internet, and does not intervene in the production, creation or transmission of the information available through the Internet. However, Argentine laws and regulations on consumer protection, contract, competition and advertising generally apply to portal and electronic commerce service providers in the same way as they would apply to any provider of services to consumers in Argentina. In addition, the Argentine Constitution and the Data Protection Act approved in 2000, subject to further development, protect a person’s right to know the information that any public or private database contains about him or her, and grant that person the right to demand that information be changed or removed from the database if that information is false or discriminatory. Furthermore, the Data Protection Act prohibits the transfer outside Argentina of user information, without the user’s consent, to destinations which do not provide an appropriate level of protection to such data.

In Argentina we currently operate an Internet portal and do not provide Internet access services. However, more recently, in 2003, we have applied for a telecommunications license, which will, if approved, enable us to provide Internet access services in the near future. If we wish to provide additional telecommunications services after the license has been granted to us, we will be required to supplement our initial application with specific detailed technical, commercial and financial descriptions of the new services we intend to provide.

Chile

Under Chilean law, Internet access services and information services are not considered telecommunications services and therefore there are no licensing requirements. However, the provision of Internet services is subject to compliance with applicable Chilean law, particularly Act no. 19,496 on Consumer Protection, Act no. 19,628 on Privacy Protection, Act no. 17,336 on Intellectual Property, Act no. 19,039 on Industrial Property and certain telecommunications regulations.

Peru

As required by the Peruvian regulatory framework, we are registered with the Transport and Telecommunications Ministry (Ministerio de Transportes y Telecomunicaciones) to provide certain value-added services (currently including Internet access and e-mail), while in the future we need only apply for the extension of these registrations to other specific, regulated value-added services we may want to provide. Value-added services are defined under Peruvian laws as services which use telecommunications or broadcasting services to add some additional capability or functionality to such underlying telecommunications or broadcasting services.

4.B.10.    Intellectual Property and Proprietary Rights

We rely on patent, trademark and copyright law, trade secret protection and other applicable intellectual property law, as well as local domain name registration rules and confidentiality and/or license agreements with our employees, customers, content and service providers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

We pursue the registration of our trademarks on a global basis, with particular emphasis on our primary markets. We have registered the Terra brand in many of the countries where we operate under that brand name. The Terra trademark has been granted in countries including Spain, Brazil, Mexico, Argentina, Chile, Nicaragua, Uruguay, Venezuela, Peru, Colombia, Costa Rica, Ecuador, Guatemala, Honduras, Panama, Paraguay and the Dominican Republic, as well as in the United States and the European Union as a Community Trademark Registration. We hold trademarks and registrations for these marks in many other countries as well. The granting of the trademark in some other countries in which it was applied for is still pending although the processing of these trademark applications is following its normal course and our application has not been denied in any major country in respect of the categories of services and products that we provide. We have also applied for the registration of our other trademarks and domain names in many of the countries where we operate sites. These trademarks have been granted in some countries while in others they are in process.

Policing unauthorized use of our marks is also difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. We actively seek to protect our marks against similar and confusing marks of third parties by:

•	using a watch service that identifies applications to register trademarks;

•	filing oppositions to third parties’ applications for trademarks;

•	sending cease and desist letters to infringers; and

•	bringing lawsuits against infringers.

We are currently involved in a contractual dispute with a third-party from whom we negotiated the acquisition of the domain name “terra.com.ar” in Argentina. Although we believe we will prevail under the terms we originally negotiated, the case is currently pending before the Argentine Court of First Instance (Tribunales ordinarios de lo comercial de la Cuidad de Buenos Aires). On December 28, 2000, the Court granted a preliminary injuction according to which we may continue to use the domain name “terra.com.ar” until the court issues a final judgment. At this time, we are waiting for the court to schedule the evidentiary hearing.

Trademark infringement actions may be time-consuming and expensive. To date, we believe that we have effectively protected our trademarks and service marks, and we believe that we will continue to do so in the future. For a discussion of the risks relating to the protection of our intellectual property and proprietary rights, see “Item 3—Key Information—Risk Factors”.

Many parties are actively developing chat, home page, search and related web technologies. We expect these developers to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

In the event that we determine that licensing this intellectual property is appropriate, we may not be able to obtain a license on reasonable terms or at all. We may also incur substantial expenses in defending against third- party infringement claims, regardless of the merit of these claims. Successful infringement claims against us may result in substantial monetary liability or may prevent us from conducting all or a part of our business.

We also intend to continue to license technology from third parties, including our web-server and encryption technology, search, directory services, advertisement serving, commerce transaction processing, online product reviews and value-based comparisons. The Lycos search and indexing technology was originally developed at Carnegie Mellon University. In June 1995, Lycos entered into a license agreement with Carnegie Mellon University pursuant to which Carnegie Mellon University granted Lycos a perpetual, worldwide right to use and sub-license the Lycos search and indexing technology and other intellectual property rights, including the “Lycos” trademark and the domain name lycos.com. We have sublicensed the “Lycos” trademark to certain of our joint venture partners, including Lycos Europe, and as a result, we are not able to use this trademark in the jurisdictions in which these joint venture partners operate. Carnegie Mellon University has been issued a patent in the United States relating to Lycos’ search and indexing technology.

The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

4.C.    ORGANIZATIONAL STRUCTURE

Our Relationship with the Telefónica Group

Telefónica, a leading diversified telecommunications and multimedia group, is an integrated operating company, offering several types of telecommunications services: fixed telephony, mobile telephony, services for companies, content creation and distribution, services delivered through the Internet and audiovisual media, telephone directory guides, marketing, Customer Relationship Management (CRM) services, electronic commerce, and broadband capacity services.

Telefónica owned approximately 38.58% (directly and indirectly) of our equity interest at December 31, 2002. On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it does not currently own. The offer price is €5.25 per share, payable in cash. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”.

Since our inception our results have been fully consolidated by Telefónica. We are integrated in Telefónica’s financial statements as their Internet business line: our activity is centered around providing Internet access and services such as portals, on-line advertising, electronic commerce and multimedia contents.

Telefónica has a corporate center responsible for defining the group’s global strategy and for its overall corporate policies, for managing the group’s common activities (e.g. purchasing, logistics, real estate) and for formulating support policies with an eye to creating synergies (e.g. human resources, information systems, communication, marketing, finances, legal affairs). Therefore, as part of the Telefónica group, we aim to follow all of these corporate policies.

As a member of the Telefónica group we have extensive relationships with both the corporate headquarters (Telefónica, S.A., the holding company of the Telefónica group) and related common services entities (such as t-gestiona, Telefónica Finanzas, Fonditel, Pleyade and Antares), as well as other business lines of the Telefónica group, such as fixed telephony operators, data transmission operators, call center operators and mobile communications operators. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Telefónica Group Overview

Telefónica is a leading operator in the Spanish- and Portuguese-speaking markets, with nearly 90 million customers. It is also the world’s seventh ranking company in the sector in terms of market capitalization.

Telefónica is one of the world’s leading companies in the telecommunications sector. It is the reference operator in the Spanish- and Portuguese-speaking markets. It has an active presence in 16 countries and operations in nearly 50 countries. It has a total of more than 89 million clients, of which more than half are in Latin America.

It is the seventh largest company in its sector in the world in terms of market capitalization (at March 2003). Moreover it is Europe’s sixth largest, according to the EurostockXX-50 index, and Spain’s first.

Its 157,504 employees (average yearly workforce) are one of the sector’s most motivated professional teams, with a high level of know-how, allowing the company to maintain its leadership in the markets in which it operates.

Telefónica Group Business

Telefónica’s operations cover the entire telecommunications sector: fixed telephony, mobiles, Internet and broadband, content, directories, applications and CRM services, among others. It has 44.9 million fixed telephone lines (42 million managed), 43.9 million mobile clients (41 million managed) and already has more than 1.4 million ADSL broadband lines (this figure includes the Terra ADSL broadband lines).

Telefónica is the leading fixed telephone operator in Latin America, controlling 26% of the market share, with 24 million lines in service (21 million managed). It is also the subcontinent’s second mobile operator, with a total of 21.9 million clients (19.3 million managed), with 22% of the market share.

The company is playing an important role in the expansion of broadband. Spain has Europe’s second largest number of ADSL lines, at more than one million, and 7.3% of Internet connections are via broadband.

Telefónica takes a global view of telecommunications, offering integrated solutions to assist in communications for individuals and businesses and to contribute to the technological and social development of the societies in which it operates. Telefónica is placing its strategic emphasis on the development of an information society in the countries in which it operates, with the aim of being at the forefront of the digital revolution. Broadband coverage is one of its main priorities and is at the core of its transformation process.

Telefónica Group Organization

In order to achieve these objectives, Telefónica has an organizational model that combines the versatility of operational autonomy for its business lines, with the horizontal policies and benefits of synergies offered by a corporate center.

The Corporate Center is responsible for the definition of global strategies and global corporate strategies and for the organization of common activities (shared services, purchasing, logistics and property management).

The fixed-line telephone business in Spain is managed by Telefónica de España, while Telefónica Latinoamérica is responsible for carrying out the same kind of operations in the Latin American region.

The mobile communications business on a worldwide scale controlled by Telefónica Móviles S.A., (except for Chile) which includes both the Spanish and Latin American markets and, on a lesser scale, those of the Mediterranean Basin.

All directories are the responsibility of Telefónica Publicidad e Información (Telefónica Publicity and Information, TPI); Terra Lycos is focused on offering Internet access and services such as portals, on-line publicity, e-commerce platforms and multimedia content; business data services are controlled by Telefónica Data; Atento is responsible for Customer Attention Services, and the production and diffusion of content using audio-visual methods are the responsibility of Admira and Telefónica Contenidos.

Apart from these lines of activity, Telefónica has a series of subsidiary companies separate from its business areas, which offer value-added services: Telefónica Research & Development, financial companies (Fonditel and Antares), insurance companies (Pléyade) and Shared Services (t-gestiona), among others. Another important element is the Telefónica Foundation, aimed at the development and promotion of social and cultural activities.

In this business model, Telefónica S.A. is the parent company of the group, with its business being mainly carried out through subsidiaries which, in turn, are responsible for the operations of other companies involved in the same business area. The aim of the group, by using this structure, is to seek reciprocal development of its companies and to obtain synergies between its various business areas.

Terra Lycos as a business line of the Telefónica group

Our role within the Telefónica group is that of the business line focused on Internet access and services, such as portals, on-line publicity, e-commerce platforms and multimedia content. The convergence of new technologies and synergies of services and development has, however, created a certain overlap between the services we provide and those of other Telefónica group companies. We thus compete with some of the other business lines of the Telefónica group. See “Item 3—Key Information—Risk Factors”.

Terra Networks, S.A. is the holding company of the Terra Group. Through our portals and network of websites and joint venture partnerships, we have one of the largest global footprints of any Internet portal or network, with portals in 40 countries. We currently hold a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through our joint ventures and other interests, we also hold a leading position in Europe (Lycos Europe) on a pan-regional basis and have different licensing agreements with Lycos Japan and Lycos Korea. We are also a leading interactive services provider in Spain and Latin America, offering Internet access and local-language interactive content and services to more than 3.1 million pay customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2002, we were one of the leading broadband services and content providers in Spain and Brazil. See “Item 4—Information on the Company”.

One of the bases for calculating the value of Telefónica’s brand is determining their contribution to generating demand.

Brands with feature “Telefónica” in their name, which represent close to 90% of the calculated value of all brands, have contributed to the creation of demand by between 13% and 26%, depending on the profile and direct clients of each business.

Terra Networks Subsidiaries

The corporate structure of Terra Networks, S.A. is a typical holding company structure comprising four principal companies: Terra Networks Latam, S.L.; Terra Networks Asociadas, S.L.; Lycos, Inc. and Terra Networks España, S.A.U.

Terra Networks Latam, S.L. holds our capital interests in Latin American companies; Terra Networks Asociadas, S.L. holds our capital interest in vertical portals and joint ventures principally with our Spanish partners; Lycos, Inc. holds most of our capital interests in the United States; Asia and Europe, except for Terra Networks España, S.A.U. and Terra Networks España, S.A.U. holds our capital interest in some of our Spanish subsidiaries (e.g., Olé, S.L., and its subsidiaries).

The following chart summarizes our direct and indirect interests in our principal subsidiaries at December 31, 2002:

Company	Country of Incorporation	Terra Networks’ Ownership Interests	Terra Networks’ Voting Power
Lycos Inc.	United Stated	100%	100%

Lycos Europe N.V.	Netherlands	32.1%	32.1%
Terra Networks Usa Llc	United States	100%	100%
Wired	United States	100%	100%
Get Relevant	United States	100%	100%
Tripod Pty Ltd.	United States	100%	100%
Lycos Asia Ltd.	United States	50%	50%

Terra Networks Latam, S.L.	Spain	100%	100%

Terra Networks Argentina, S.A.	Argentina	99.99%	99.99%
Terra Networks Chile, S.A.	Chile	100%	100%
Terra Networks México S.A. de C.V.	Mexico	82.5%	82.5%
Terra Networks Brasil, S.A.	Brazil	100%	100%
Terra Networks Colombia, S.A.	Colombia	59.7%	59.7%
Terra Networks Perú, S.A.	Peru	99.99%	99.99%
Terra Networks Guatemala, S.A.	Guatemala	98.3%	98.3%

Terra Networks Asociadas, S.L.	Spain	100%	100%

Maptel Networks, S.A.	Spain	100%	100%
Ifigenia Plus, S.L.	Spain	100%	100%
Educaterra, S.A.	Spain	100%	100%
Red Universal de Marketing y Bookings Online, S.A.	Spain	50%	50%
Azeler Automoción, S.A.	Spain	50%	50%
Uno-e Bank, S.A.	Spain	49%	49%
Terra Mobile, S.A.	Spain	20%	20%
One Travelcom, Inc.	United States	39.6%	39.6%

Terra Networks España, S.A.U.	Spain	100%	100%

Ordenamiento de Links Especializados, S.A.	Spain	100%	100%
Terra Networks México S.A. de C.V.	Mexico	17.4%	17.4%
Terra Networks Colombia, S.A.	Colombia	8.3%	8.3%
Terra Networks Guatemala, S.A.	Guatemala	1.7%	1.7%

The following chart reflects changes (from the preceding chart) in our interests in our principal subsidiaries since December 31, 2002, as of the date of this annual report:

Company	Country of Incorporation	Terra Networks’ Ownership Interests	Terra Networks’ Voting Power
Uno-e Bank S.A.	Spain	33%	33%
Terra Mobile, S.A.	Spain	0%	0%
One Travelcom, Inc.	United States	52.07%	52.07%

4.D.    PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located in Barcelona (Spain), Madrid (Spain) and Waltham (Massachusetts, USA). We also lease office space in many cities around the world, including:

•	São Paulo, Porto Alegre and more than 38 other locations throughout Brazil;

•	Mexico City, Monterrey, Guadalajara and more than 35 other locations throughout Mexico;

•	Santiago de Chile, Chile;

•	Buenos Aires, Argentina; and

•	New York, Miami, San Francisco, Mountain View and Chicago; United States of America.

Data Centers by Country

Brazil

We operate two master data centers which we lease in Porto Alegre and São Paulo. We also lease space in one master data center in São Paulo operated by the Telefónica group.

In addition, we lease eight small data centers for establishing dedicated connections to SMEs (Small and Medium Enterprises) in Rio de Janeiro, Vitória, Belo Horizonte, Salvador, Cuiabá, Campo Grande and Blumenau. All of these centers are operated by Terra Networks, S.A.

Chile

Our data center located in Santiago de Chile is rented to Telefónica, operated in part by Terra and in part by Telefónica.

Spain

Our only data center is in Madrid. The building is rented, and the center is operated by Telefónica Data.

Mexico

We lease two data centers located in Monterrey and Mexico, D.F., which are operated by Terra Networks, S.A.

Peru

We lease one data center located in Lima, which is operated by the Telefónica group.

Guatemala

We lease and operate one data center.

El Salvador

We lease and operate one data center.

United States

We are currently centralizing our operations into two data centers:

•	one data center (Santa Clara) leased from Cable & Wireless and operated by Lycos; and

•	one data center in Miami, leased and operated by Telefónica Data.

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of our historical and planned capital expenditures.

Because of the activities in which the Terra Lycos Group engages, it has no liabilities, expenses, assets, or allowances and contingencies of an environmental nature which could be material in relation to the Group’s net worth, financial position and consolidated results. Accordingly, specific details are not included in these notes to the consolidated financial statements with respect to information relating to environmental matters.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

Overview

We are one of the most popular Internet networks in the United States, and a leading portal to Spanish- and Portuguese-speaking markets. We are the result of the combination in October 2000 of Terra Networks, a global Internet company and a leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, and Lycos, a leading multi-brand Internet network in the United States, with joint ventures in Europe and Asia.

We have a limited operating history for use as a basis for evaluating our business and we understand our business has not yet achieved consistency with respect to certain financial criteria reflected in our financial statements. Current and potential investors should consider the risks and difficulties frequently encountered by early stage companies like ours in new, rapidly evolving and intensely competitive markets.

We have incurred significant net losses and negative cash flows since our inception. Our losses have been funded primarily through shareholder contributions from our initial public offering of our ordinary shares in November 1999 and our rights offering completed in September 2000.

We expect these losses to continue. Based on our most recent business plan, we aim to obtain positive net income in 2005. However, because our business plan is necessarily based on future expectations, including those relating to the Internet industry, which is rapidly evolving and intensely competitive, significant differences may arise between our projected and actual results. For a discussion of some of the factors that may cause our actual results to differ from our anticipated results, see “Item 3—Key Information—Risk Factors”.

Changes in the Composition of the Group

Year Ended December 31, 2002

We did not make significant acquisitions in 2002.

Year Ended December 31, 2001

During 2001 we undertook a series of acquisitions of unrelated companies. The most significant of these was the acquisition of Uno-e Bank, S.A., which we acquired in August 2001 for financial reporting purposes. Uno-e Bank, S.A. is consolidated by the equity method.

Year Ended December 31, 2000

We made several acquisitions in 2000. The most siginificant of these were our acquisitions of:

•	The Venezuelan portal Chévere, which we acquired in April 2000 for financial reporting purposes;

•	The Colombian portal laciudad.com, which we acquired in July 2000 for financial reporting purposes; and

•	Lycos, Inc. which we acquired in November 2000 for financial reporting purposes.

As a result of these acquisitions, our results of operations for 2000 as against 2001 and 2002 may not be comparable with one another or with our results of operations for future periods. See “Item 3—Key Information—Risk Factors—Risks Related to Our Financial Condition”.

Please see “Item 4—Information on the Company—History” for a more complete description of some of these acquisitions.

Change in Accounting Estimate

In 2002, we conducted a study of the evolution of the business plans of our acquired companies, as a result of which we wrote down goodwill related to our prior acquisitions by €856.7 million. Of this goodwill reduction, €696.4 million was attributable to the acquisition of Lycos, where we had the assistance of an independent evaluation performed by a leading U.S. investment bank at our request, and €129.5 million was attributable to Terra Networks Mexico Holding S.A. de C.V. Capitalized tax credits amounting to €384.5 million were reversed and €56.6 million of start-up costs were written down.

During 2001, we adjusted our goodwill amortization period to our new estimates of anticipated revenues in order to better match future revenues and expenses based on our actual rate of development and that of the industry in which we operate. In general, we extended the goodwill amortization period to ten years, as from July 1, 2001, except for the portion of goodwill relating to our agreement with Bertelsmann, which we expect to recover in proportion to the revenues generated by the agreement over its five-year term. Our goodwill amortization expense in 2001 would have been approximately €163.4 million higher if we had amortized goodwill on a straight-line basis over five years throughout 2001, as we had done in prior periods, rather than 10 years.

Description of Revenues

We generate advertising revenues, access revenues, corporate services revenues, e-commerce revenues and other revenues. See “Item 4—Information on the Company”.

The following table summarizes our total revenues for the three years ended December 31, 2002 by type of revenue in each of our principal geographic markets:

	Year Ended December 31,
	2000	2001	2002
	(thousands of euro)
Europe
Advertising	24,324	26,834	58,498
Access and Services(1)	31,300	84,271	115,555
Corporate Services	—	5,179	5,363
E-commerce	1,793	2,227	5,216
Other(2)	9,425	20,279	19,878

Total	66,842	138,790	204,510

Latin America
Advertising	24,776	25,717	13,567
Access and Services(1)	79,829	119,509	123,129
Corporate Services	29,306	40,951	38,215
E-commerce	10,757	9,877	10,974
Other (2)	4,096	3,051	4,767

Total	148,764	199,105	190,652

United States
Advertising	79,017	323,790	192,663
Access and Services(1)	7,565	—	—
Corporate Services	—	—	79
E-commerce	331	697	444
Other(2)	5,008	31,130	33,443

Total	91,921	355,617	226,629

(1)	Includes subscription fees, traffic-inducement fees and fees for value-added services.
(2)	Includes sales of modems for ADSL access, customer connection kits, maintenance and support fees, sales of portal and software package licenses and subscriptions to portal services and content sales.

Advertising Revenues

We derive revenues from our portals and network of sites chiefly from advertising. Advertising revenues are derived principally from:

•	advertising arrangements under which we receive revenues, generally based on cost per-thousand impressions;

•	sponsorship arrangements that allow advertisers to sponsor an area on one of our portals or websites in exchange for a fixed payment; and

•	fees for design, coordination and integration of advertising campaigns and sponsorships to be placed on one or more of our portals or websites.

Advertising and sponsorship rates generally depend on:

•	whether the audiences are for general or targeted audiences, generally with a premium placed on those for targeted audiences;

•	the number of guaranteed impressions, if any; and

•	the format and intrusiveness of the advertisement.

Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. In certain events, advertising revenues have been recognized as products have been delivered. To the extent minimum guaranteed page view levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. Payments received from advertisers prior to displaying advertisements on our portals or websites are recorded as deferred revenues. Revenues from sponsorship arrangements are recognized ratably over the contract term, provided that no significant obligations remain and collection of the resulting receivable is probable.

Advertising revenues represented 43% of our total consolidated revenues for 2002 and 54% for 2001. This decrease is principally the result of the general slowdown in the advertising market, particularly in the United States, and the discontinuation of many dot.com companies which were our clients. Revenues relating to our former agreement with Bertelsmann accounted for 61% of our advertising revenues for 2002.

Access and Communications Services Revenues

We derive revenues from our pay Internet access services from subscription fees paid by our customers for dial-up and ADSL access to our ISPs and from additional fees paid by our customers for features that can be added to our basic Internet access service (i.e., value-added services) such as paid e-mail service and virtual photo album. We charge different prices for Internet access products depending on the product selected by our customer.

In addition to pay services, we offer free Internet dial-up access in Spain, Chile and Peru. Users of this service pay the telecommunications network operator applicable charges for telephone calls from which the Telecommunications operator pays us traffic inducement fees.

Spain

We derive revenues from subscription fees paid by our customers for dial-up and ADSL access to our ISPs.

Dial-up access

We offer services with different variations of e-mail services, disk space and contents and offer three different packages (standard, family and professional to our SOHO customers). Users pay for these services and for the associated telephone calls based on a metered rate or a flat rate services with unlimited calls during specified periods of time. Within our paid dial-up access, flat rate plans represent the majority of our accounts.

In Spain, we offer a 14-hour (from 6:00 pm to 08:00 am) flat rate for which we bill the customer directly. We record as revenues the flat rate plan fees received from these flat rate customers on a monthly basis (€16.50 per month per customer) as well as €2.10 per existing plan that we receive monthly from Telefónica de España in connection with our sale of such plans. Correspondingly, we record as communication costs, which are payable to Telefónica de España, an amount equal to the full amount of fees received from our flat rate customers (€16.50 per month per customer).

Although the introduction of flat rate Internet access in Spain has had an adverse effect on our business, we expect that this effect will be offset by new flat rate products we have recently launched in 2003 that have lower communication costs, and to which we would like to migrate our current flat rate users. The new products are 24-hour flat fee and night flat fee (from 12:00 am to 08:00 am) plans. In addition, the lower marginal cost of Internet usage due to the flat rate fee should have a beneficial effect on revenues from our communications services, advertising revenues and e-commerce revenues.

ADSL access

ADSL technology has grown in recent years. As a consequence, ADSL products have become very popular among our customers. We have focused on the acquisition of ADSL customers, since ADSL products create more value for the company both through generating higher subscription revenues and by allowing for more value-added services on account of their enhanced quality. In addition to our current ADSL premium services, ADSL Plus, we have recently launched an ADSL product with limited connection time, called ADSL Home in order to face the stronger competition and to increase our market share. ADSL products may include value-added services which give customers access to multimedia areas with exclusive contents.

In addition to pay services, we introduced free Internet access in Spain in June 1999. Users of our free Internet access service pay the telecommunications network operator applicable charges for telephone calls made to connect to our free Internet access service but do not pay us subscription fees.

In order to offset in part the absence of subscriber fees in connection with free Internet access services, in October 1999 we entered into an agreement with Telefónica Data España under which Telefónica Data España paid us traffic-inducement fees for usage of its network by our free and pay Internet access customers. In accordance with this agreement, traffic-inducement fees earned by us were calculated according to a graduated fee schedule based on the total number of monthly minutes consumed by our Internet access customers. See “Item 7—Major Shareholders—Related Party Transactions—Ongoing Relationships with Members of the Telefónica Group–Traffic-Inducement Fees”. In January 2001, we entered into a new agreement with Telefónica Data España, which eliminated the graduated fee schedule and established a factor of Ptas 0.38 (approximately €0.00228) per minute of induced traffic. In September 2001, we entered into a new agreement with Telefónica de España which replaced our existing agreement with Telefónica Data España, as a result of which fees are currently paid to us by Telefónica de España. See “Item 7—Major Shareholders and Related Party Transactions —Related Party Transactions—Ongoing Relationships with Members of the Telefónica Group—Traffic-Inducement Fees”. We record traffic-inducement fees as minutes of usage are incurred.

Since mid-2000, however, our traffic-inducement fees in Spain have been adversely affected by the introduction of flat rates for telephone calls, previously mentioned, to connect to the Internet because we do not receive traffic-inducement fees for such calls. Flat rate plans are governed by Royal Decree 7/2000 of June 23 which provides that:

•	flat rate access shall be available from 6:00 p.m. to 8:00 a.m. weekdays and during weekends and national holidays; and

•	the price offered by the dominant operator may not exceed Ptas 2,750 (approximately €16.53) per month.

As a result, in 2002 traffic-inducement fees have become less important as a source of revenues, accounting for approximately 5% of our access and communications services revenues in Spain and approximately 1% of our total consolidated revenues. The decrease in traffic inducement fees has been offset by subscriptions from our enhanced dial-up and ADSL product portfolio.

Other Countries

We currently offer pay Internet access services in Brazil, Mexico, Peru, Chile and Guatemala and free Internet access services in Chile and Peru. In June 2001 we discontinued providing free Internet access in Brazil, where we had offered such services since February 2000, and in January 2002, we discontinued providing free access in Mexico, where we had offered such services since March 2000. In addition, we may discontinue providing this service in Chile and Peru. Access services in Brazil are becoming an increasingly important component of the revenues of the Terra Lycos group, as the subscriber base has grown to 878,000 paid subscribers, of which 26% are ADSL subscribers.

ADSL and dial-up products are customized to the different regions where we operate, and are mainly a combination of the access to our ISPs with different types of support plans and value-added services. In Brazil, due to the increasing competition to our pay ISPs by the free access providers, we have recently launched new products in 2003, called Terra Light and Terra Jovem, with limited connection plans and functionalities but with competitive prices.

In accordance with local regulation, we also receive traffic-related fees in Chile and Peru, which we account for as traffic-inducement fees. According to Chilean regulation, the telephone network operator receives 43% of the cost of the standard metered call to connect to the Internet, and we receive the remaining 57%, plus any premiums or less any discounts that we may apply to calls to our Internet access lines. Therefore under existing regulations in Chile we derive a significant amount of revenue from our free Internet access customers, even though they do not pay us subscription fees. In Peru, we have entered into an agreement with Telefónica by which we will receive a $2.75 monthly fee per free access user.

Value-added services

We derive revenues from value-added services related to Internet communications services and from the sale of software package licenses. These may be paid by the final user or by the companies through which they are distributed to the final user, such as the communications and software services packages we sell to Telefónica ISP clients in Spain. Within the Strategic Alliance Framework Agreement with Telefónica revenues derived from value-added services may increase substantially. Services that may generate these revenues are: virtual hard drive, photo album, secured e-mail, domains, iPass/roaming, antivirus, VOIP (Voice over IP) and parental control, among others.

Corporate Services Revenues

We derive corporate services revenues from services such as financial information services in Mexico and dedicated line web hosting services and web design and maintenance in some of the countries in which we operate such as Spain, Brazil, Mexico, Chile, Venezuela and Central America.

In Mexico, Infosel Financiero, launched in 1990, provides real-time stock prices, stock indexes, financial news and trend analysis to market professionals in Mexico and New York, competing with services such as Reuters and Bloomberg. This service accounted for 20.2% and 17.6% of Terra Mexico’s revenues in 2001 and 2002, respectively. These revenues accounted for 7% of our total revenues in 2002.

E-commerce Revenues

Electronic commerce revenues are derived principally from “slotting fees” paid for selective positioning and promotion within our suite of products, royalties from the sale of goods and services from our websites and sales of goods and services sold directly by us. Electronic commerce revenues are generally recognized upon delivery provided that no significant obligations remain on our part, and collection of the receivable is probable. In cases where there are significant remaining obligations such as we defer such revenue until those obligations are satisfied. As the e-commerce market place develops, we expect e-commerce revenues to comprise an increasingly greater portion of the revenue base of our portals and network of sites primarily because of our:

•	plans to develop this part of our business actively, for example by continuing to enter into strategic alliances with product and service providers; and

•	expectation that consumers will spend increasing amounts of money on e-commerce transactions.

These revenues accounted for 3% of our total revenues in 2002.

Other Revenues

We derive other revenues principally from portal subscription services, mainly Matchmaker and Quote services, from other content sales and portal services, such as broadband portal development and maintenance for Telefónica broadband clients and from the sale of portal and software package licenses. These services accounted for approximately 81% of our total other revenues. Other revenues also include sales of modems for ADSL access, customer connection kits, maintenance and support fees.

Other revenues accounted for 9% of our total revenues in 2002.

Description of Operating Expenses

Goods Purchased

Expenses relating to goods purchased include telecommunication expenses, expenses recorded for the purchase of customer connection kits and modems, technical help desk expenses and expenses relating to the purchase of content.

Personnel Expenses

Personnel expenses include all expenses associated with salaries and other employee benefits, regardless of the job classification of the employee.

We have established an employee stock option plan. Under both Spanish GAAP and U.S. GAAP, no deferred compensation is booked if the exercise price of the options is equivalent to the market value of our shares on the date of grant. Please see “Item 6—Directors, Senior Management and Employees—Share Ownership—Employee Stock Options”.

Depreciation and Amortization

Depreciation and amortization expenses include depreciation charges relating to our tangible assets, such as points of presence (POPs) in our ISP business, and amortization charges relating to our intangible assets, principally computer software, intellectual property and other intangible rights, such as those relating to content, which are amortized on a straight-line basis over three to five years. Depreciation and amortization expenses also include the amortization charges relating to start-up costs, which are amortized on a straight-line basis over five years. Based on the annual analysis of income targets outlined in our 2002 business plans and in accordance with generally accepted accounting principles, substantially all the unamortized start-up expenses as of December 31, 2002 were written off. Under Spanish GAAP, amortization of goodwill is recorded separately, and does not appear as an operating expense.

Other Operating Expenses

Other operating expenses principally include:

•	advertising and marketing expenses;

•	professional services, including consulting fees and auditors’ fees; and

•	rental expenses and royalties.

Financial Income (Expense), Net

Our financial income (expense), net consists principally of income from interest bearing accounts and investment securities and other instruments, net of interest expenses.

Amortization of Goodwill

The company performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2002 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, in accordance with the generally accepted accounting principles. Additionally, an independent appraiser has been requested to prepare a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represents approximately 50% of the total).

We generated substantial amounts of goodwill from our acquisitions, most importantly our acquisitions of Lycos Inc. In 2002, we conducted a study of the evolution of the business plans of our acquired companies, as a result of which we wrote down goodwill related to our prior acquisitions by €856.7 million. At December 31, 2002, we had goodwill of €627.2 million, equal to 17.9% of our total assets at that date.

For a discussion relating to an impairment charge to goodwill in 2002 under U.S. GAAP, see “—U.S. GAAP Reconciliation”.

Equity Share of Affiliate Losses, Net

Our net equity share in the losses of our affiliates results from the accounting for investments in associated companies by the equity method.

Extraordinary Income (Expense), Net

Net extraordinary results include certain income and expenses which are not directly related to our core business and which are infrequent, such as those arising from the disposal of fixed assets. Some of these items would meet the criteria to be classified as extraordinary items under U.S. GAAP, although the majority of them would not be considered extraordinary items under U.S. GAAP.

Corporate Income Tax Credit

This caption relates to both Spanish corporate income tax and the similar taxes to which the foreign Terra Lycos Group companies are subject. The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

Minority Interest

The minority interest consists of the equity of the minority stockholders in the results of the fully consolidated subsidiaries which are not fully owned.

RECENT DEVELOPMENTS

Public Tender Offer by Telefónica

On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it does not currently own. The offer price is €5.25 per share, payable in cash. For more information, see “Item 7—Major Shareholders and Related Party Transactions”.

Results of Operations

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002 (unaudited)

Revenues

Beginning January 1, 2003, we are reporting a new breakdown of revenue and expenses that we believe more accurately reflects the evolution of our business. In the first quarter of 2003, 43% of our revenues resulted from our access business, 27% from communication, portal and content services, 18% from advertising and e-commerce and 12% from corporate and SME services and other income.

Total Revenues.    Our total revenues decreased 28.5% to €114.8 million for the three months ended March 31, 2003 from €160.6 million for the three months ended March 31, 2002, primarily due to the depreciation of certain currencies against the euro from which we obtain revenues outside Spain, and the transition from the strategic alliance with Bertelsmann to the new long-term strategic alliance with Telefónica. Although the alliance means less revenue in the short term, it is expected to create profitability for and bring stability to our business model in the medium and long term. By assuring a minimum annual impact of €78.5 million on our income statement and moving toward greater geographic and product diversification.

Access Revenues.    Access revenues, which include subscriptions, traffic-inducement fees and call center revenues from residential clients, decreased 18.3% to €49.7 million for the three months ended March 31, 2003 from €60.9 million for the three months ended March 31, 2002, due in part to the revaluation of the euro and the discontinuation of the selective promotion of low value and low margin products. We have counterbalanced the effect of the further penetration of free and flat-rate ISPs through the launch of competitive products with better margins in Spain and Brazil.

Advertising and E-commerce Revenues.    Our advertising and e-commerce revenues, which mainly include advertising and transaction commissions, decreased 72.4% to €20.8 million for the three months ended March 31, 2003 from €75.1 million for the same period in 2002. This decrease was due principally to the transition from the strategic alliance with Bertelsmann to the new alliance with Telefónica, a soft advertising market and the general slowdown in online advertising in the countries where we operate.

Communication, Portal and Content Services Revenues.    Communication, portal and content services revenues, which include value-added service fees and software package license fees, increased by 226% to €30.6 million for the three months ended March 31, 2003 from €9.4 million for the comparable period in 2002, due in large part to the one-off impact of €9 million related to the sale of software packages in Brazil pursuant to our Strategic Alliance Framework Agreement with Telefónica. This increase is also due to our shift in focus to the OBP model, or paid access subscriptions, which increased our average revenue per use (ARPU). As of March 31, 2003, communication, portal and content services accounted for 27% of total revenues, as compared with 6% as of the same date in 2002.

Corporate and SMEs Services and Other Revenues.    Corporate and SMEs services and other revenues, which primarily include both access- and media-related services to corporations and SMEs, decreased 9.2% to €13.8 million for the three months ended March 31, 2003 from €15.2 million for the comparable period in 2002. This decrease was principally due to currency fluctuations between the euro and currencies in countries where we operate.

Operating Expenses

Total Operating Expenses.    Our total operating expenses decreased 37.9% to €153.8 million for the three months ended March 31, 2003 from €247.8 for the comparable period in 2002 for the reasons discussed below.

Goods Purchased.    Goods purchased, which include telecommunications expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-servicing costs, purchase of content and operating outsourcing, amounted to €57.9 million for the three months ended March 31, 2003.

Personnel Expenses.    Personnel expenses decreased 33.4% to €31.8 million for the three months ended March 31, 2003 from €47.8 million for the same period in 2002, principally due to workforce reductions in the U.S.A. and Mexico. As a percentage of total revenues, personnel expenses decreased to 28% for the first quarter of 2003 from 30% of total revenues for the same period in 2002.

Professional Services.    Professional services expenses, which include, among others, consulting, legal advisors’ and auditors’ fees, decreased 49.2% to €6.1 million for the three months ended March 31, 2003 from €12.0 million for the comparable period in 2002, primarily due to tight expense controls. As a percentage of total revenues, professional services expenses decreased to 5% for the first quarter of 2003 from 7% for the same period in 2002.

Depreciation and Amortization.    Depreciation and amortization expenses decreased 51.8% to €19.5 million for the three months ended March 31, 2003 from €40.4 million for the comparable period in 2002, principally due to the write-off of start-up costs recorded in the December 31st consolidated balance sheet.

Marketing and Commissions.    Marketing and commissions expenses decreased 44.8% to €15.6 million for the three months ended March 31, 2003 from €28.3 million for the same period in 2002, principally due to tight expense controls and delays in marketing campaigns mainly in Spain and the United States As a percentage of total revenues, marketing and commissions expenses decreased to 14% of total revenues for the first quarter of 2003 from 18% of total revenues for the same period in 2002.

Maintenance, Supplies and Lease Expenses.    Maintenance, supplies and lease expenses, which include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses, decreased 28.5% to €12.2 million for the three months ended March 31, 2003 from €17.0 million for the comparable period in 2002. As a percentage of total revenues, maintenance, supplies and leases remained constant at 11% for the first quarters of 2003 and 2002, respectively.

Other Operating Expenses.    Other operating expenses, which include, among others, bad debt, taxes (other than income tax) and travel expenses, decreased 43.5% to €10.8 million for the three months ended March 31, 2003 from €19.2 million for the same period in 2002, principally due to cost controls in every line item that have principally affected travel expense and bad debt allowance. As a percentage of total revenues, operating expenses decreased to 9% for the first quarter of 2003 from 12% for the same period in 2002.

Financial Income (Expense), Net.    Net financial income decreased 15.1% to €12.3 million for the first three months ended March 31, 2003 from €14.4 million for the comparable period in 2002, principally due to the effect of exchange rate differences.

Amortization of Goodwill.    Amortization of goodwill decreased 69.3% to €20.1 million for the first three months ended March 31, 2003 from €65.7 million for the same period in 2002, principally due to the goodwill impairment recorded as of December 31, 2002.

Equity Share of Affiliate Losses, Net.    Net equity share of losses of our affiliates decreased 46.8% to €11.2 million for the three months ended March 31, 2003 from €21.0 million for the same period in 2002, principally due to the improvement in the results of Lycos Europe as well as the fact that the 2003 figures do not include losses from Lycos Korea, Lycos Japan and Lycos Canada, which were sold in 2002.

Extraordinary Income (Expense), Net.    Net extraordinary income was €2.5 million for the three months ended March 31, 2003, compared to net extraordinary expense of €1.4 million for the same period in 2002, representing a positive change of 286%. This change was principally due to the reversal of the valuation allowance recorded for certain investments in 2002.

Corporate Income Tax Credit.    Our corporate income tax credit was (€0.2) million for the first three months ended March 31, 2003, compared to €30.0 million for the same period in 2002, representing a 101% decrease principally because in 2003 the company has not recorded the deferred tax assets relating to the net operating losses, in accordance with the accounting principle of prudence.

Minority Interest.    Minority interest decreased 95.6% to €0.03 million for the first three months ended March 31, 2003 from €0.6 million for the comparable period in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

Our revenues for 2002 and 2001 were principally derived from and our Internet access businesses in Spain, Brazil and Mexico and advertising on our portals and network of sites. In 2002, we derived 31% of our revenues in Latin America, compared with 29% in 2001.

Total Revenues.    Our total revenues decreased 10% to €621.8 million for 2002 from €693.5 million for 2001, primarily because of the global economic slowdown in advertising and the depreciation of certain currencies against the euro from which Terra Networks S.A. obtains its revenues outside Spain, and for the reasons discussed below.

Advertising Revenues.    Advertising revenues decreased 30% to €264.7 million for 2002 from €376.3 million for 2001, principally as a result of the difficulties in the advertising market and the general slowdown in the growth of the online advertising in the countries where we operate. Advertising revenues represented approximately 43% and 54% of our total revenues for 2002 and 2001 respectively. Advertising revenues from Latin America accounted for 5.1% of our total advertising revenues in 2002 compared to 6.8% in 2001.

Access and services revenues.    Our access and services revenues increased 17% to €238.7 million for 2002 from €203.8 million for 2001 primarily due to:

•	a 15% increase in the average number of paid access subscribers and the growth in the base of communications services clients; and

•	a 140% increase in the average number of ADSL subscribers who have a tendency to consume higher-priced premium services.

Access and services revenues represented approximately 38% and 29.4% of our total revenues for 2002 and 2001, respectively.

Access and services revenues experienced strong growth in Spain and Brazil. Access revenues in Spain grew 37% principally due to a 79% increase in the average number of ADSL subscribers to approximately 121,000 in 2002 from approximately 68,000 in 2001. Access revenues in Brazil increased primarily due to a 12% increase in the average number of dial-up subscribers to approximately 645,000 in 2002 from approximately 578,000 in 2001, a significant increase in the average number of ADSL subscribers to 172,000 for 2002 from approximately 58,000 in 2001 and selective price increases for certain services.

The table below provides comparative information regarding our paid access subscriber base for the periods indicated.

Business	Number of Pay Access Subscribers(1) at December 31,
	2001	2002
Spanish ISP	331,000	312,000
Brazilian ISP	761,000	878,000
Mexican ISP	85,000	73,000	(1)
Chilean ISP	63,000	84,000
Peruvian ISP	55,000	41,000
Guatemalan ISP	8,000	11,000

Total	1,303,000	1,399,000

(1)	Excludes clients which use our access services with pre-paid cards

Corporate Services Revenues.    Corporate services revenues decreased 5% to €43.7 million in 2002 from €46.1 million in 2001, principally as a result of the decline of revenues generated in Mexico from EDI and Infosel Financiero. Despite this decrease, corporate services revenues from Mexico represented 42% of our total corporate services revenues in 2002. This decline has been offset by the growth of the corporate services revenues from Brazil, which had a significant increase. Revenues increased 15% more than in 2001 due to the growth in access-related corporate services such as dedicated lines and internet consulting. Corporate revenues from Brazil also represented 42% of our total corporate services revenues in 2002.

Electronic Commerce Revenues.    Electronic commerce revenues increased 30% to €16.6 million in 2002 from €12.8 million in 2001, as a result of the increase of the revenues from Spain and Brazil. Electronic commerce revenues from Spain grew 134% to €5.2 million from 2.2 million in 2001. In Brazil, electronic commerce revenues increased 95% to €6.8 million in 2002 from €3.5 million in 2001. Brazil, together with Spain and Mexico generated 93% of our total e-commerce revenues for 2002. Electronic commerce revenues accounted for approximately 3% and 1.8% of our total revenues for 2002 and 2001 respectively.

Other Revenues.    Other revenues increased 7% to €58.0 million for 2002 from €54.5 million for 2001, principally due to the increase in other revenues in the United States. Other revenues in the U.S. grew 7% to €33.4 million in 2002 as a result of the increase of the revenues from portal subscription services. Other revenues from Spain and the United States accounted for 34% and 58% of our total other revenues respectively.

Operating Expenses

Total Operating Expenses.    Our total operating expenses for 2002 decreased 18.4% to €906.20 million from €1,111.0 million for 2001 for the reasons discussed below.

Goods Purchased.    Goods purchased, which mainly include telecommunications expenses, technical help desk expenses and expenses relating to the purchase of content, decreased by 20% to €293.6 million for 2002 from €352.0 million for 2001. This decrease was principally due to the decrease of the communications cost in the U.S. to €27.7 million for 2002, from €40.6 million in 2001 and in Mexico to €16.0 million in 2002, from €21.3 million in 2001 due to efficiencies realized through contract renegotiation and infrastructure capacity management. The cost of content purchases has also been controlled, mainly in Spain, the United States, Brazil and Mexico. See “—Access Revenues” above. As a percentage of total operating revenues, goods purchased decreased to 47% for 2002 from 50.8% for 2001.

Personnel Expenses.    Personnel expenses decreased 19% to €165.4 million for 2002 from €205.0 million for 2001. This decrease was principally due to workforce reductions in 2002, mainly in Lycos and Mexico.

Personnel expenses from Lycos accounted for 41% of our total personnel expenses for 2002. As a percentage of net revenues from operations, personnel expenses decreased to 27% for 2002 from 29.6% for 2001.

Depreciation and Amortization.    Depreciation and amortization expense decreased 9% to €142.7 million for 2002 from €157.4 million for 2001.

Other Operating Expenses.    Other operating expenses decreased 23% to €304.4 million for 2002 from €396.5 million for 2001. This was principally due to tight expense controls, a 42% decrease in professional services costs (including consulting fees, auditors’ fees and advisory fees) to €31.3 million in 2002 from €53.9 million in 2001, mainly as a result of significant cost control policies implemented in each of the countries where we operate and a 21% decrease in marketing expenses to €139.6 million in 2002 from €175.9 million in 2001. The decrease in marketing expenses was due in part to the consolidation of Terra’s brand name in the markets in which we operate. Marketing expenses relating to our Brazilian, Spanish and U.S. businesses represented 16%, 20% and 50%, respectively, of our total marketing expenses in 2002. As a percentage of net revenues from operations, other operating expenses decreased to 49% for 2002 from 57.2% for 2001.

Financial Income (Expense), Net.    Net financial income was €63.5 million for 2002 compared with net financial income of €126.3 million for 2001, representing a decrease of 49.7%. The decline in financial income was due principally to sharp reductions in interest rates related to aggressive rate reductions by the U.S. Federal Reserve Bank, which reduced rates in 2002 to historically low rates.

Amortization of Goodwill.    Amortization of goodwill decreased 34.2% to €254.2 million for 2002 from €386.3 million for 2001 principally as a result of the change in the goodwill amortization period from five to ten years as from July 1, 2002, in order to better match future revenues and expenses based on our actual rate of development and that of the industry in which we operate. The amortization of the goodwill generated in the acquisition of Lycos amounted to €119.5 million for 2002.

Equity Share of Affiliate Losses, Net.    Net equity share of losses of our affiliates was €148.9 million for 2002 compared with €181.7 million for 2001 primarily as a result of the inclusion in 2001 of a full year of losses of the minority holdings which Lycos, Inc. owns in Fast Search and Transfer ASA and Autobytel, Inc. which in 2002 were recorded at their market value rather than being accounted for under the equity method.

Extraordinary Income (Expense), Net.    Net extraordinary expense was €1,046.3 million for 2002 compared to net extraordinary expense of €74.8 million for 2001. This extraordinary expense resulted principally from €856.7 million goodwill impairment of which €696.4 million was attributable to Lycos and €129.5 million belonged to Terra Networks Mexico Holding S.A. de C.V. Under Spanish GAAP, certain income and expenses, such as those arising from the disposition of fixed assets, can be classified as extraordinary items. Under U.S. GAAP, these amounts would be classified as components of operating income (loss).

Corporate Income Tax Credit.    As a result of a 2002 year-end analysis of recoverability of tax assets, Terra Networks España S.A. and Terra Networks Mexico S.A de C.V. eliminated from their balance sheets the deferred tax assets. Additionally, Terra Networks S.A. adjusted its tax assets by €318.9 million. The net effect of these entries and certain other adjustments is that we recorded in our consolidated statement of operations a corporate income tax loss of €342.6 million. The corporate income tax legislation in effect in the countries in which we are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward to offset taxable income in subsequent years. Specifically, the last years for offset of the main tax losses incurred by us are as follows:

•	In Spain, in accordance with changes in the tax law introduced in 2001, tax losses may now be carried forward to offset against taxable income during a period of 15 years, which period commences in the first year in which such company begins to generate income.

•	In Mexico, tax losses may be carried forward to offset against taxable income during a period of 10 years from the year in which they were incurred.

•	In Brazil and Chile, there is no deadline for the offset of tax losses, although in Brazil the amount that the losses offset may not exceed 30% of total taxable income.

•	In Peru and Argentina, tax losses may be carried forward to offset taxable income during a period of four and five years, respectively, from the year in which they were incurred.

•	In the United States, net operating losses (NOLs) may be carried forward for offset in a period of twenty years from the year in which they were incurred, with an additional carryback of two years.

Minority Interest.    Minority interest increased to €2.4 million for 2002 from €1.6 million for 2001 principally due to increased deductions for minority interests in the losses incurred by Bumeran Participaciones, S.L.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Our revenues for 2001 and 2000 were principally derived from advertising on our portals and network of sites and our Internet access businesses in Spain, Brazil and Mexico. In 2001, we derived 29% of our revenues in Latin America, compared with 48% in 2000.

Total Revenues.    Our total revenues increased 126% to €693.5 million for 2001 from €307.5 million for 2000, primarily for the reasons discussed below.

Advertising Revenues.    Advertising revenues increased 193.7% to €376.3 million for 2001 from €128.1 million for 2000, principally as a result of a full twelve months of advertising revenues of Lycos, which we acquired in October 2000. Our advertising revenues in 2001 were adversely affected by a general slowdown in the growth rate of online advertising. Advertising revenues from Latin America accounted for 6.8% of our total advertising revenues in 2001 compared to 19.3% in 2000. Advertising revenues represented approximately 54.3% and 43.1% of our total revenues for 2001 and 2000, respectively.

Access Revenues.    Our access revenues increased 71.7% to €203.8 million for 2001 from €118.7 million for 2000, primarily due to:

•	a 58% increase in the average number of subscribers to 4.4 million in 2001 from 2.8 million in 2000 due in part to greater market penetration as a result of the increase in online users in the countries where we offer Internet access services and the increase in the average number of ADSL subscribers to approximately 127,000 in 2001 from approximately 11,000 in 2000 as a result of the expansion of our ADSL service offerings in Spain and Brazil; and

•	a 40.0% increase in revenue per pay Internet access subscriber due to an increase in the number of ADSL subscribers who have a tendency to consume higher-priced premium services and the bundling of value-added services with our broadband access products which enables us to charge higher subscription fees.

Access revenues represented approximately 29.4% and 38.6% of our total revenues for 2001 and 2000, respectively.

Access revenues experienced strong growth in Spain and Brazil. Access revenues in Spain grew principally due to a 97% increase in the average number of total subscribers to approximately 2.8 million in 2001 from approximately 1.4 million in 2000, including a significant increase in the average number of ADSL subscribers in Spain to 68,000 in 2001 from approximately 6,000 in 2000. Access revenues in Brazil increased primarily due to a 21% increase in the average number of dial-up subscribers to approximately 578,000 in 2001 from approximately 478,000 in 2000, a significant increase in the average number of ADSL subscribers to 58,000 for 2001 from approximately 5,000 for 2000 and price increases for certain services such as dial-up Internet access services. The number of pay subscribers in Brazil increased in part because we discontinued providing free Internet access services in June 2001 as a result of which some of our free access customers became pay subscribers.

The table below provides comparative information regarding our paid ISP subscriber base for the periods indicated.

Business	Number of Pay Access Subscribers at December 31,
	2000	2001
Spanish ISP	250,000	331,000
Brazilian ISP	452,000	761,000
Mexican ISP	568,000	85,000
Chilean ISP	64,000	63,000
Peruvian ISP	58,000	55,000
Guatemalan ISP	6,000	8,000

Total	998,000	1,303,000

We believe that further penetration of free ISP services due to the entry into the market of telecommunications operators as a result of market deregulation in some of the countries in which we provide Internet access services will continue to reduce our access revenue from basic Internet access services. However, we expect part of that decline to be offset by other revenues from premium ADSL Internet access, communications services such as video streaming, unified messaging and virtual hard disk and other value-added services we expect to introduce.

Corporate Services Revenues.    Corporate services revenues increased 57.4% to €46.1 million in 2001 from €29.3 million in 2000, principally as a result of the increase in access-related corporate services in Brazil and corporate services revenues earned in markets where we did not previously earn corporate services revenues, including Colombia, Peru and Spain. Corporate services revenues accounted for approximately 6.7% and 9.5% of our total revenues for 2001 and 2000, respectively.

Electronic Commerce Revenues.    Electronic commerce revenues remained virtually unchanged, amounting to €12.8 million in 2001 and €12.9 million in 2000, as a result of the decrease in e-commerce revenues in Mexico to €3.9 million in 2001 from €7.8 million in 2000, offset in part by an increase in e-commerce revenues in other countries in which we operate, particularly Brazil, Spain and Venezuela which together accounted for approximately 58.0% of our total e-commerce revenues in 2001. Electronic commerce revenues accounted for approximately 1.8% and 4.2% of our total revenues for 2001 and 2000, respectively.

Other Revenues.    Other revenues increased 283.8% to €54.5 million for 2001 from €18.5 million for 2000, principally due to the increase in other revenues in Spain. Other revenues in Spain increased 115.2% in 2001, principally because of the increase in sales of ADSL modems as a result of the significant increase in the number of ADSL subscribers. Other revenues accounted for approximately 7.9% and 6.0% of our total revenues for 2001 and 2000, respectively.

Operating Expenses

Total Operating Expenses.    Our total operating expenses for 2001 increased 48.1% to €1,111.0 million for 2001 from €750.3 million for 2000 for the reasons discussed below.

Goods Purchased.    Goods purchased increased 81.8% to €352.0 million for 2001 from €193.6 million for 2000. This increase was principally due to the inclusion of Lycos, which we acquired in October 2000, and an increase in communications costs in Spain to €108.6 million in 2001 from €29.0 million in 2000, principally due to the increase in our average number of access subscribers. See “—Access Revenues” above. As a percentage of net revenues from operations, goods purchased decreased to 50.8% for 2001 from 63.0% for 2000.

Personnel Expenses.    Personnel expenses increased 75.4% to €205.0 million for 2001 from €116.9 million for 2000. This increase was principally due to a full year of personnel expenses of Lycos, offset in part by workforce reductions in 2001. Personnel expenses from Lycos accounted for 46.2% of our total personnel expenses for 2001. As a percentage of net revenues from operations, personnel expenses decreased to 29.6% for 2001 from 38.0% for 2000.

Depreciation and Amortization.    Depreciation and amortization expense increased 88.5% to €157.4 million for 2001 from €83.5 million for 2000. This increase was principally due to POPs, software and hardware added in 2000 as a result of our acquisition of Lycos in October 2000, which were depreciated over a full twelve-month period during 2001.

Other Operating Expenses.    Other operating expenses increased 11.3% to €396.5 million for 2001 from €356.3 million for 2000. This increase was principally due to a 34.1% increase in professional services costs (including consulting fees, auditors’ fees and advisory fees) to €53.9 million in 2001 from €40.2 million in 2000, mainly as a result of the inclusion of a full year of operating expenses of Lycos, offset in part by significant costs control policies implemented in each of the countries where we operate and a 15.0% decrease in marketing expenses to €175.9 million in 2001 from €206.9 million in 2000. The decrease in marketing expenses was due in part to the consolidation of Terra’s brand name in the markets in which we operate. Marketing expenses relating to our Mexican, Spanish and U.S. businesses represented 20%, 17% and 37%, respectively, of our total marketing expenses in 2001. As a percentage of net revenues from operations, other operating expenses decreased to 57.2% for 2001 from 115.9% for 2000.

Financial Income (Expense), Net.    Net financial income was €126.3 million for 2001 compared with net financial income of €35.5 million for 2000, representing an increase of 255.8%, mainly due to income we received from short-term financing we provided to related Telefónica group companies and an increase in interest earned on cash deposits by Lycos at financial entities.

Amortization of Goodwill.    Amortization of goodwill increased 52.4% to €386.3 million for 2001 from €253.5 million for 2000 principally as a result of a full twelve months of amortization expense associated with the acquisition of Lycos, offset in part by the change in the amortization period for goodwill. See “—Change in Accounting Estimate” above. The amortization of the goodwill generated in the acquisition of Lycos amounted to €91.8 million for 2001.

Equity Share of Affiliate Losses, Net.    Net equity share of losses of our affiliates was €181.7 million for 2001 compared with €54.7 million for 2000 primarily as a result of the inclusion of a full year of losses of affiliates of Lycos, which are included as of the date of our acquisition of Lycos in October 2000, and an increase in losses of Terra Mobile, which is included in our financial statements as of the date of its incorporation in June 2000.

Extraordinary Income (Expense), Net.    Net extraordinary expense was €74.8 million for 2001 compared to net extraordinary expense of €89.7 million for 2000, representing a decrease of 16.6%. This extraordinary expense resulted principally from the early termination of commercial contracts, workforce restructuring provisions in Mexico and Spain and a provision for our potential liability in connection with a legal proceeding. Some of these items would meet the criteria of extraordinary items under U.S. GAAP, although the majority of them would not be considered extraordinary items under U.S. GAAP.

Corporate Income Tax Credit.    Because we had operating losses, we were able to deduct these losses from our consolidated corporate income tax obligation. In 2001, we booked an account receivable in the form of a tax credit amounting to €344.7 million for 2001, reversed a long-term deferred tax liability of €73.3 million and made consolidation adjustments of €63.5 million relating to the tax effect of various transactions carried out by Lycos Europe, N.V. that were effective for accounting purposes prior to the date on which we acquired Lycos. We also recorded an account receivable for prepaid income taxes in the amount of €8.2 million. The net effect of these entries and certain other adjustments is that we recorded in our consolidated statement of operations a corporate income tax credit of €363.3 million.

The corporate income tax legislation in effect in the countries in which we are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward to offset taxable income in subsequent years. Specifically, the last years for offset of the main tax losses incurred by us are as follows:

•	In Spain, in accordance with changes in the tax law introduced in 2001, tax losses may now be carried forward to offset against taxable income during a period of 15 years, which period commences in the first year in which such company begins to generate income.

•	In Mexico, tax losses may be carried forward to offset against taxable income during a period of 10 years from the year in which they were incurred.

•	In Brazil and Chile, there is no deadline for the offset of tax losses, although in Brazil the amount that the losses offset may not exceed 30% of total taxable income.

•	In Peru and Argentina, tax losses may be carried forward to offset taxable income during a period of four and five years, respectively, from the year in which they were incurred.

•	In the United States, net operating losses (NOLs) may be carried forward for offset in a period of twenty years from the year in which they were incurred, with an additional carryback of two years.

Minority Interest.    Minority interest increased by 134.4% to €1.6 million for 2001 from €691 thousand for 2000 principally due to increased deductions for minority interests in the losses incurred by Terra Networks Colombia, S.A. in 2001.

Foreign Currency Fluctuation

We publish our financial statements in euro, while a substantial portion of our revenues and expenses are denominated in other currencies, principally the United States dollar, the Brazilian real and the Mexican peso. The Terra Group conducts most of its operations in the local currencies of the countries where the companies are located, which reduces the impact of exchange rates on the financial statements of such companies. Our consolidated statement of operations is affected by fluctuations in exchange rates between the euro and such currencies or between the dollar and such other currencies in cases where there is no direct rate of exchange between the euro and such other currencies. In 2002, fluctuations in the exchange rates had a €1.1 million positive impact on our consolidated statement of operations, principally due to the appreciation of the dollar against the euro, offset in part by the devaluation of the Latin American currencies relative to the euro.

In addition, the Terra Group’s consolidated financial statements could be affected by exchange rate fluctuations in the process of accounting consolidation, because pursuant to applicable accounting rules, the financial statements of the different foreign subsidiaries are converted at different currency exchange rates during the consolidation process (an average exchange rate for the changes in consolidated statement of operations, the exchange rate at the closing of the fiscal year for most assets and liabilities and an historical average exchange rate for the changes in stockholder’s equity). This accounting impact is disclosed in the “Variations due to

Translation Differences” caption of the statement of changes in financial position of our consolidated financial statements. At December 31, 2002, this caption amounted to €334.9 million.

Transactions which have the purpose and effect of eliminating or significantly reducing exchange, interest rate or market risk in asset/liability positions or in other transactions are deemed to be hedging transactions. The gains or losses arising over the term of these derivatives are allocated to income using the same method as that used for the recognition of gains or losses arising from the underlying instrument and the main transaction. At December 31, 2002, there were no derivatives.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Consequently, our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors you should consider in connection with your review of our financial statements and the discussion of our financial condition and results of operations below. The principal accounting policies applied in the preparation of our financial statements are described in note 4 to our consolidated financial statements. In addition, we consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

Contingencies

We are subject to various legal proceedings and claims. Spanish GAAP requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial condition or results of operations.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or creditable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns and in assessing the recoverability of deferred tax assets regarding tax loss carryforwards. Variations in the actual outcome of these future tax consequences could materially impact our financial condition or results of operations.

Long-Lived Assets

We evaluate the impairment of our long-lived assets based on the projection of discounted cash flows. Estimates of future cash flows used to test the recoverability of specific long-lived assets are based on expected cash flows from the use and eventual disposition of the assets. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our financial condition and results of operations.

Other critical accounting policies

Revenue Recognition

Under U.S. GAAP, the SAB 101 and a supplemental Q&A also published by the staff of the U.S. Securities and Exchange Commission, offer guidance for a number of transactions based on four requirements, which are:

(a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured.

Under Spanish GAAP revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues from the sale of advertising are obtained through short-term contracts and payments, which business partners make for long-term prominent placing and advertising space on the company’s websites. Under these contracts, the company guarantees for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized as services are performed over the period in which the advertisement is displayed, provided that no significant company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of “impressions” or times that an advertisement appears in pages viewed by users of the company’s online properties.

Revenues from providing interconnect consist of the portion of the interconnection fees due to the company. The revenues from providing Internet access are recorded at gross when the company acts as principal in the transaction and carries the risk of loss for the collection. Only a commission is recorded as revenue from providing Internet access when the criteria as described above are not met. The revenues are recognized when the services are performed.

The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the company’s suite of products as well as from royalties from the sale of goods and services from the company’s websites. Electronic commerce revenues are generally recognized upon delivery provided that there are no substantial commitments on the part of the company remaining and the collection of the resulting receivable is probable. In cases where there are significant remaining obligations, the company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the company acts as principal in the transaction, whereas they are recorded net when it acts as an agent in the transaction.

The other revenues consist of revenues from licensing which are generated from the fees for product licenses and the relevant maintenance and support services. Under Spanish GAAP the revenues from licensing are recognized at the time the service is rendered, if there are no substantial commitments on the part of the company remaining and the collection of the resulting receivable is probable.

Under U.S. GAAP, and in accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable and the collection of the fee is probable. Software support fees are deferred and credited to income on a straight line basis over the life of the related service contract, which is generally one month. SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. In compliance with SOP 97-2, when vendor-specific objective evidence does not exist to support the fair value of each element in a multiple-element arrangement, all the revenue from the arrangement is deferred and recognized ratably over the life of the related contract for U.S. GAAP purposes (see note 22.18 to our consolidated financial statements).

Web Site Development Costs

The Emerging Issues Task Force (“EITF”) addressed the issue of accounting for the costs of developing a web site in Issue No. 00-2, “Accounting for Web Site Development Costs”, and concluded that software that is developed by the company or purchased from vendors represents internal use software covered by SOP 98-1.

However, in determining the appropriate accounting for costs incurred for software to be used in the company’s web site, consideration should be given to the following: (1) the guidance provided in SOP 93-7, “Reporting on Advertising Costs”, if the web site is to be wholly or partially used for advertising; (2) whether the costs incurred are graphics and software costs or represent content development costs; and (3) the appropriate amortization period.

Graphics costs, the costs of graphics that are a component of software and the costs of developing initial graphics should be accounted for pursuant to SOP 98-1 for internal-use software, and pursuant to Statement 86 for software marketed externally. Modifications to graphics after a web site is launched should be evaluated to determine whether the modifications represent maintenance or enhancements of the web site.

All costs relating to software used to operate a web site should be accounted for under SOP 98-1 unless a plan exists or is being developed to market the software externally, in which case the costs relating to the software should be accounted for pursuant to Statement 86.

Content development costs related to preparing, updating and organizing the information presented in the web site shall be accounted for pursuant to APB Opinion 17, “Intangible Assets”. The costs of internally developed intangible assets which are not specifically identifiable should be expensed as incurred, while amounts paid to third parties should be recognized as an asset.

The majority of the Group’s software and software related expenditures relate to the development and maintenance of its portal. Under Spanish GAAP, internal and external costs incurred in the planning or conceptual development of the Group’s portal are expensed as incurred. Once the planning or conceptual development of a web site enhancement project has been achieved, and the project has reached the application or development stage, the following costs are capitalized as intangible assets:

•	external direct costs of materials and services used in the project,

•	payroll and payroll-related costs for employees who are directly associated with and who devote time to the project (to the extent of the time spent directly on the project) and

•	interest cost incurred in the development of the project, if material.

Training and routine maintenance costs are expensed as incurred. Costs incurred that result in enhancements or additional functionality to the web site are capitalized in accordance with the policy described above. Due to the above, there are no major differences between Spanish and U.S. GAAP.

Barter Transactions

Under U.S. GAAP, Emerging Issues Task Force (“EITF”) 99-17, “Accounting for Advertising Barter Transactions” provides accounting guidance for barter transactions involving a nonmonetary exchange of advertising. Generally, such barter transactions should only be recorded as revenues and cost to the extent that the fair value of the advertising surrendered in the transaction is determinable based on a company’s historical practice of receiving cash for similar advertising provided to buyers unrelated to the counterparty in the transaction. In addition, if an entity engages in advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17, no revenues or costs should be recorded, but information regarding the volume and type of advertising surrendered and received (such as the number of equivalent pages, the number of minutes, or the overall percentage of advertising volume) should be disclosed for each income statement period presented.

The fair value of the Group’s barter transactions, which are very limited, has not been determined in accordance with the provisions of EITF 99-17 and therefore, the Group has not recorded any revenues or costs related to these transactions. Additionally, the volume of barter transactions including advertising was not significant for the three years ended December 31, 2002, both for displaying and for surrendering advertising.

Accounting for Derivatives

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in host contracts and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

If the derivative is designated as a hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings, depending on the nature of the hedge. Any portion of a change in a derivative’s fair value that is considered to be ineffective will have to be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings. Since the company does not have any derivative instrument hedging accounting assignation or any other embedded derivatives, it was not necessary to book an adjustment for U.S. GAAP purposes.

Impairment and Disposal of Long-Lived Assets

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The company adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The adoption of SFAS No. 144 did not have a material impact on the company’s results of operations or financial position under U.S. GAAP.

Accounting Treatment of Former Lycos Options

In connection with our acquisition of Lycos, we issued 62,540,249 new Terra Networks shares with a book value of €11.00 per share to cover options to acquire Terra Networks ADSs delivered to Lycos employees, officers and directors in exchange for options to acquire Lycos shares held by them at the time of the acquisition. The Terra Networks shares are held by Citibank, N.A., subject to delivery to the optionholder in the form of ADSs, upon exercise. For accounting purposes, we have drawn a distinction between shares that cover options with an exercise price equal to or greater than €11.00 and shares that cover options with an exercise price less than €11.00.

In connection with the exercise of those options with an exercise price equal to or greater than €11.00, the positive difference between the exercise price paid by the employee and €11.00 was recorded in our consolidated financial statements under the “Negative Goodwill in Consolidation” caption on the liability side of our balance sheet. This amount will then be allocated to income as “Reversal of Negative Goodwill in Consolidation” throughout the remaining period over which the goodwill that initially arose in connection with the Lycos acquisition is being amortized, i.e., up to a maximum of 10 years from the acquisition date of October 27, 2000.

In connection with the exercise of those options with an exercise price of less than €11.00, the difference between €11.00 and the exercise price was recorded as additional goodwill on our balance sheet. This goodwill is being amortized on a straight-line basis over a maximum period of 10 years from the date of the acquisition.

Pursuant to the resolutions adopted by the annual general shareholders’ meeting of June 7, 2001, Terra Networks may acquire, during a period of 18 months from the date of the resolution, its shares that are held by Citibank, N.A., as described above, in respect of options that have gone unexercised and which are no longer exercisable. Any shares acquired by us pursuant to this shareholders’ resolution must be presented by our board of directors to our shareholders’ at a general meeting in order to approve their cancellation. In accordance with this resolution, our general shareholders’ meeting of April 9, 2002 approved the cancellation of 13,105,586 shares, resulting in a €26.2 million reduction in “Capital Stock”, a €117.9 million reduction in “Additional Paid-in Capital”, a €138.9 million reduction in “Long-term Financial Investments” and a €5.2 million reduction in “Goodwill in Consolidation”.

Following the cancellation of these shares, at April 30, 2002, there was a total of 1,466,286 shares with an exercise price of at least €11.00 which will not be exercised and which currently form part of our capital stock and additional paid-in capital. In addition, at that date, there was a total of 224,944 shares with an exercise price of less than €11.00 which will not be exercised and which currently form part of our capital stock and additional paid-in capital. We will have to acquire these shares and cancel them, subject to the approval of our shareholders. As a result, our capital stock and additional paid-in capital may be reduced by up to approximately €3.4 million and approximately €15.2 million, respectively.

U.S. GAAP Reconciliation

The principal differences between U.S. GAAP and Spanish GAAP relevant to us are the capitalization of start up costs, the amortization and impairment of goodwill, tax deductions for stock options, the recognition of deferred taxes, the accounting treatment applied to certain business combinations and the application of FASB 115 to certain equity investments. See note 22 to our consolidated financial statements. These differences are as follows:

•	Under Spanish GAAP, goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a period of up to ten years beginning from the date of each acquisition. In addition, and up to December 31, 2001, goodwill was being reviewed for impairment in accordance with APB 17, “Intangible Assets”, whenever facts and circumstances, such as significant declines in sales, earnings or cash flows, suggested that it might be impaired. Impairment was measured by comparing the carrying value of goodwill to fair value, with fair value being determined based on discounted cash flows. In 2001, we carried out a study of the evolution of the acquired companies’ business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. Undiscounted cash flows were prepared and compared to the goodwill carrying amount and in the cases where a recoverability problem existed, cash flows were discounted to arrive at the impairment charge.

•	Under U.S. GAAP, in accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing under a fair value approach. SFAS No. 142 requires the testing of all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value, which is determined using discounted cash flows methodology. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result of this second impairment test of goodwill as of December 31, 2002, the company recorded a noncash impairment charge of €856.7 million, which is reported for Spanish GAAP purposes in the statement of operations as “extraordinary expenses”. Under U.S. GAAP, according to SFAS No. 142, goodwill assigned to a reporting unit is deemed to be impaired if its carrying amount together with the reporting unit’s book value exceeds the reporting unit’s fair value. The amount of goodwill impairment is the difference between the goodwill carrying amount and its “implied” fair value.

•	Under Spanish GAAP, expenses incurred during the start-up of a business which will contribute to future revenues may be deferred and amortized over five years. For purposes of U.S. GAAP, start-up expenses must be expensed as incurred. Based on the annual analysis of income targets outlined in our 2002 business plans, and in accordance with generally accepted accounting principles, substantially all of the unamortized start-up expenses as of December 31, 2002 were written off for Spanish GAAP purposes.

•	Under Spanish GAAP, deferred tax assets, including those related to net operating loss carryforwards, are recognized if there is a reasonable likelihood that the deferred tax assets can be realized within a ten-year period from the date on which the assets were generated. For 1999, 2000 and 2001, we recognized such tax assets under Spanish GAAP since we considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force. Under U.S. GAAP, based on relevant considerations, a valuation allowance would be provided in full against the deferred tax assets related to our net operating losses under U.S. GAAP. For Spanish GAAP purposes, based on the annual analysis of income targets in the future, in 2002 the company, in accordance with generally accepted accounting principles, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans.

•	Under U.S. GAAP, equity investments constituting between 20% and 50% of a company’s share capital should be accounted for under the equity method. Investments constituting less than 20% of a company’s share capital should be accounted for pursuant to FASB 115 (“Accounting for Certain Investments in Debt and Equity Securities”). Our subsidiary, Lycos, Inc., has several equity investments in publicly listed companies ranging from 3% to 20% that for purposes of Spanish GAAP have been accounted for under the equity method of accounting through the year ended December 31, 2001. Under Spanish GAAP, the minority holdings which Lycos, Inc. owned in 2002 in Fast Search & Transfer ASA and Autobytel, Inc., over whose management significant influence is not exercised, were recorded at market value, rather than being accounted for under the equity method, which gave rise to a charge to the consolidated statement of operations. Under U.S. GAAP these investments are accounted for pursuant to FASB 115. Accordingly, all unrealized gains or losses are recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet.

•	Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is translated using the historical exchange rate on the date the acquisition was consummated. Under U.S. GAAP, all assets, including goodwill and other intangible assets, are translated using the current rate of exchange as of the balance sheet date.

•	Under Spanish GAAP, up-front connection fees from the sale of license software packages are, in most cases, recognized directly to earnings, while under U.S. GAAP if there is no vendor-specific objective evidence of their fair value, these fees are recorded in earnings throughout the expected life of the client relationship, in accordance with SOP 97-2. “Software Revenue Recognition”.

Under U.S. GAAP shareholders’ equity was €2,346 million at December 31, 2002 compared with €3,191 million under Spanish GAAP. Under U.S. GAAP, shareholders’ equity was €4,220 million at December 31, 2001 compared with €5,557 million under Spanish GAAP.

Under U.S. GAAP net loss was €1,598 million compared to €2,009 million under Spanish GAAP for the year ended December 31, 2002. We had a net loss of €11,412 million for 2001 under U.S. GAAP compared with a net loss of €566 million under Spanish GAAP during such period. Please see note 22 to our consolidated financial statements.

Goodwill represented approximately 17.9% of our assets at December 31, 2002 and 29.8% of assets at December 31, 2001 under Spanish GAAP. As of July 1, 2001, we began amortizing goodwill over a 10-year period. During prior years, goodwill was amortized over a five-year period. See “—Change in Accounting Principles” above.

New U.S. Accounting Pronouncements

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The company does not anticipate that application of this standard will have any impact on its financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The standard affects the accounting for restructuring charges and related activities and generally will lengthen the timeframe for reporting of expenses relating to restructuring activities beyond the period in which a plan is initiated. The provisions of this statement are required to be adopted for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. For U.S. GAAP purposes management has recorded the impact of a reduction in force experienced subsequent to December 31, 2002 in accordance with SFAS No. 146 as disclosed in note 22.18 to our consolidated financial statements.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123,

“Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company currently accounts and expects to continue to account for its stock option plans under Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, and thus does not expect that the application of SFAS 148 will have any effect on its financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The company has not assessed what impact, if any, application of this standard will have on its financial position, results of operations or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The company has not yet assessed what effect, if any, adoption of this Standard will have on its financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements are applicable in 2002. The company is complying with the disclosure requirements of FIN No. 45 and is evaluating the effect the other requirements may have on its financial statements (see Note 18 c).

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The company is required to apply FIN No. 46 to all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the company is required to apply FIN No. 46 on July 1, 2003. The company does not expect that FIN No. 46 will have a material effect on its financial statements.

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The provisions of EITF 00-21 are required to be adopted for revenue arrangements entered into after June 28, 2003, although early adoption is permitted. EITF 00-21 addresses arrangements with customers that have multiple deliverables such as the sale of a license with services and provides guidance as to when recognition of revenue for each deliverable is appropriate. The company is evaluating the timing and impact of adoption of EITF 00-21.

B.    LIQUIDITY AND CAPITAL RESOURCES

To date, we have primarily financed our operations from:

•	funds raised in our global initial public offering completed in November 1999 pursuant to which we raised approximately €853 million;

•	capital contributions and short-term debt financing from members of the Telefónica group pursuant to which we raised approximately €432 million;

•	a rights offering in September 2000 pursuant to which we raised approximately €2.2 billion ; and

•	cash generated from operations.

Substantially all of the shares offered in the rights offering were subscribed for by Telefónica, S.A.

As of December 31, 2002, based on our existing business plan, we expect that these sources will enable us to meet our operational funding needs and budgeted capital expenditures for approximately for the coming future. However, any significant acquisition for cash that we make during or after this period may require additional financing. We cannot assure you that we will be able to obtain sufficient funds to finance our operating losses, make necessary capital expenditures and continue to execute our business plan.

We expect to fund our future operations, acquisitions, joint ventures and infrastructure improvements to support our strategic plan through a combination of:

•	proceeds from our September 2000 rights offering;

•	operating cash flow; and

•	to the extent necessary, additional equity offerings and debt offerings.

Amortization of goodwill expense, which affects our results of operations, is not a cash item and therefore does not affect our ability to generate cash or our cash needs.

Capital Expenditures

The table below shows our capital expenditures for hardware and software during each of the past three years.

	Year Ended December 31,
	2000	2001	2002
	(thousands of euro)
Hardware	75,367	30,358	13,635
Software	46,434	19,948	11,714

Total	121,801	50,306	25,349

We expect our capital expenditures during 2003, 2004 and 2005 relating to computer hardware to be as set forth in the table below.

	Year Ended December 31,
	2003	2004	2005
	(millions of euro)
Spain	11	10	10
Brazil	10	4	3
Mexico	3	5	6
United States	10	8	8
Other	2	3	2

Total	36	30	29

In addition, we expect our capital expenditures during 2003, 2004 and 2005 relating to the acquisition of software to be as set forth in the table below.

	Year Ended December 31,
	2003	2004	2005
	(millions of euro)
Spain	11	10	10
Brazil	2	3	3
Mexico	4	5	5
United States	2	2	2
Other	2	3	2

Total	21	23	22

The foregoing amounts are estimates only and our actual capital expenditures may be less than or exceed these amounts. In particular, our capital expenditures will increase significantly in the future to the extent we acquire significant additional businesses.

Cash Flows

The following analysis of cash flows is based on our consolidated financial statements. To date, we have experienced significant negative cash flows from operating activities resulting from our net operating losses. Net cash used in operating activities was €205 million for 2002 compared to net cash used in operating activities of €167.0 million for 2001 and net cash provided by operating activities of €274.6 million for 2000.

Net cash used in investing activities was €125.7 million for 2002 compared to net cash provided by investing activities of €366.9 million for 2001 and net cash used in investing activities of €101.4 million for 2000. Net cash used in investing activities in 2002 primarily related to acquisitions and capital expenditures.

Net cash used in financing activities consisted of €19 million for 2002, net cash provided by financing activities consisted of €25.9 million for 2001 and €2,272.5 million for 2000. Net cash used in financing activities in 2002 mainly related to a decrease in long-term liabilities. Net cash provided by financing activities in 2001 mainly related to proceeds from capital contributions in connection with the exercise of options granted under our employee stock option plans. Substantially all of the net cash provided by financing activities in 2000 related to our September 2000 rights offering.

Debt

We capitalized in September 1999 €266.8 million in short-term liabilities owed to members of the Telefónica group, in exchange for which Telefónica received 133.4 million of our ordinary shares. At December 31, 2002 we had approximately €6.1 million in long-term liabilities, mainly attributable to long-term trade accounts payable by Terra Networks Colombia, S.A.

At December 31, 2002, there were no derivatives. The Financial income (expense), net caption in the accompanying consolidated statement of operations reflects the effect of the transactions carried out in 2002 This effect was not material.

Contractual Obligations and Commercial Commitments

Our principal contractual obligations as of December 31, 2002 to make future payments are described below.

Our subsidiary, Terra Networks Colombia Holding, S.A., has entered into four separate content agreements with Casa Editorial El Tiempo, S.A., Comercializadora La Semana, S.A., El Colombiano Ltda y Cía, S.C.A. and El Pais, S.A. and a trademark purchase agreement with all of the above-mentioned parties dated July 14, 2000. Pursuant to these agreements, we were obligated to pay an aggregate amount of U.S.$15 million, U.S.$11.5 million of which relates to the trademark agreement and U.S.$3.5 million of which relates to the content agreements. In July 2002, we paid U.S.$5.333 million (U.S.$3.833 million related to the trademark agreement, and U.S.$1.5 million related to the content agreement).

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(thousands of U.S. dollars)
Contractual Obligations
Unconditional purchase obligations(1)	10,666	5,333	5,333	—	—

Total contractual cash obligations	10,666	5,333	5,333	—	—

(1)	Includes amounts payable in accordance with content agreements and trademark purchase agreements entered into by Terra Networks Colombia Holding, S.A.

The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obligated to pay in the future. They are not included in our consolidated balance sheet.

	Amount of Commitment Expiration Per Period
	Total amounts Committed	Less than 1 Year	1 - 3 years		4 - 5 years	After 5 years
	(thousands of U.S. dollars)
Commercial Commitments
Colombia put agreement	5,193	—	5,193	(1)	—	—

Total commercial commitments	5,193	—	5,193		—	—

(1)	Subject to certain adjustments.

C.    RESEARCH AND DEVELOPMENT

We continuously seek to improve our existing products, services and systems, to develop new solutions that add value to our customers’ user experience and to improve and broaden our portfolio of products. Our focus is on developing broadband-related products, communication and content services, new marketing solutions and the integration of all of these.

We maintain a close relationship with Telefónica Investigación y Desarrollo, S.A., a subsidiary of the Telefónica group, and also use the services of other companies such as Accenture, which integrated the new Terra games platform, and IBM, supplier of the core technologies in the Terra Messenger service that has been launched in the USA, Spain and Brazil. Overall, we implement an active policy of developing new products and of introducing new services and systems jointly with leading market providers.

As a general policy we develop projects on a global basis. In some cases, however, these global products are then localized by adapting them to the specific demands or characteristics of each market in order to optimize their local acceptance. Working on a global level helps us to reduce costs and increment efficiencies, while taking into consideration local peculiarities enables us to enhance the success of our products with end users.

In May 2002, we adopted a new organizational structure. This new structure includes a division that integrates technology resources (operations, engineering and research and development) and marketing services (including product marketing). By centralizing and integrating these key technology and marketing resources we aim to introduce and replace products and services in the most comprehensive and efficient manner.

This approach has enabled the swift launch, in 2002, of an online Photo album service in Brazil and its subsequent deployment in Spain. A new subscription-based e-mail service (offering antivirus and advanced anti- spamming features) has also been launched in Brazil and will eventually be implemented in other markets as appropriate.

Under the structure of this new organization, we began developing new products in 2002 that we expect to be deployed commercially in 2003. TerraGames and TerraMessenger have been the first two new products developed as “global products” and prepared for adaptation to local marketing needs. A project pipeline of more than 11 new global projects has been developed following a common methodology that guarantees unique and quality-based procedures along the whole product development life cycle independent of where the product or service has been designed.

In 2001 and 2002, we had research and development expenditures of €127.6 million and €101.5 million, respectively. We did not have material research and development expenditures in 1999. All research and development costs are expensed as incurred, except for the costs of acquired technology.

D.    TREND INFORMATION

The 2002 fiscal year has posed certain challenges for the Terra Lycos Group to maintain its position as a global Internet company. These challenges result fundamentally from the negative macroeconomic situation in countries where we have operations. In addition to the unfavorable impact of the global economy on our profitability, we have experienced a negative currency impact related to fluctuations in the exchange rates of certain currencies (principally, the Brazilian real and the U.S. dollar).

Furthermore, our financial results have been adversely impacted by the crisis in online advertising, and in the Internet market in general, in 2002. Finally, political and economic instability in certain of our markets, such as Brazil and Argentina, have contributed to this downturn on a more localized basis.

The evolution of our business and profitability in fiscal year 2003 will depend on the prospects for macroeconomic recovery. In order for us to be more optimistic in our financial performance projections for 2003 as compared with 2002, we believe that the global economy will have had to show consistent signs of clear recovery. The currrent weak economic climate presents a near-term challenge to all Internet companies. The drop in consumer confidence and rising unemployment could potentially limit the growth in domestic Internet purchasing.

We expect that in the coming years, the Internet will evolve into one of the main communication media for television, radio and press. This opens the possibility for great development potential during the next few years, both in terms of developing new Internet business models and exploiting opportunities for consolidation that still exist in the market.

Advertising business remains highly cyclical and unproven. As demonstrated in 2002, the advertising environment is highly sensitive to macroeconomic conditions and has significant seasonal fluctuations. We believe advertising revenues will continue to represent a majority of revenues for Internet media companies in the near future.

In spite of the present unfavorable economic climate, we find reasons for being optimistic in the long-term since the Internet is still in the early stages of worldwide adoption. The number of Internet users worldwide is expanding quickly. IDC (International Data Corporation) estimates that there are roughly 615 million Internet users as of April 2003, and it expects this number to grow at a 15% CAGR (Compound Annual Growth Rate) through 2006, at which time there should be one billion users. The number of Internet users in the Latin American countries where we are present is expected to grow faster than in the United States, according to IDC, given that Internet penetration there is still relatively low. Additionally, increases in the length of time individuals have used the Internet as well as further acceptance of broadband should significantly increase Internet usage. We believe that companies like us with a worldwide presence will be better positioned to exploit these international growth opportunities than more localized competitors. However, a decline in consumer confidence, higher unemployment rates, and higher savings rates could limit the near-term growth opportunity for Internet companies.

We continue to see increasing competition, wider product offerings and price pressure in our access business. In particular, in Spain, we, as well as our competitors, have engaged in continual product launches to attract new clients and existing clients to new services. In Brazil, free access continues to represent a threat for our pay dial-up revenues. We have recently launched limited functionality products at very competitive prices in Brazil in order to offset free access competition and we have increased our ADSL efforts to compensate for potentially lower dial-up revenues.

We increased our OBP efforts to overcome the downturn of online and general advertising and the delay in e-commerce growth prospects. The online advertising business has begun to recover after two years of excess capacity, aggressive pricing over-exposure to failed dot.coms, and exposure to an economic and advertising recession. We believe Internet media companies stand to potentially benefit from a new advertising base of small and medium-size businesses, macro-improvement in advertising, and acceptance by large accounts. We believe that consumer spending on Internet commerce, media and travel will continue to outpace improvements in the macroeconomic environment.

Our future business model and performance may be affected by the recently launched tender offer by Telefónica S.A, announced on May 28, 2003 for 100% of shares of our Company. The Telefónica group offers connectivity services in certain countries through local telephone network operators. The Telefónica group has shown interest in further integrating our access services activities with those of their telephone operators, as well as in our increased focus as portal aggregator, provider and manager of fixed telephony content and services in the residential, SoHo and, when so agreed, SME market. The successful completion of the tender offer could have a material impact on the relative importance of our different revenue lines, as well as on our cost structure in the near future.

E.    OFF-BALANCE SHEET ARRANGEMENTS

Laciudad.com (Terra Networks Colombia, S.A.)

In connection with our acquisition of Laciudad.com in Colombia, Terra Networks, S.A. granted a put option to the founders of Laciudad.com pursuant to which they have the right to require us to purchase their 35% stake in Terra Networks Colombia, S.A. for a maximum aggregate amount of U.S.$5,833,672, subject to certain adjustments. This put right may be exercised between July 15, 2002 and July 15, 2004.

Uno-e Bank, S.A.

With respect to our investment in Uno-e Bank, S.A., we entered into an agreement on May 15, 2002 to provide for a liquidity mechanism, relating to the merger between Uno-e Bank, S.A. and the private consumer finance activities operated by Finanzia Banco de Crédito, S.A. which accorded us the right to sell our stake in Uno-e Bank, S.A. to Banco Bilbao Vizcaya Argentaria, S.A. between May 15, 2004 and May 15, 2006 at fair market value (as determined by an investment bank). If the merger agreed to in principle was not consummated, the purchase price paid by Banco Bilbao Vizcaya Argentaria, S.A. for our stake in Uno-e Bank, S.A. in accordance with such right would have been the greater of (i) fair market value (as determined by an investment bank) and (ii) the amount paid by us for our stake in Uno-e Bank, S.A. (€189.4 million).

Additionally, Banco Bilbao Vizcaya Argentaria, S.A. would have had the right to purchase our stake in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006 at a purchase price equal to the greater of (i) fair market value (as determined by an investment bank) and (ii) the amount paid by us for our stake in Uno-e Bank, S.A. (€189.4 million) plus accrued interest at an annual interest rate of 4.70%. As a result of the definitive agreement reached by the parties in June 2003, the above-referenced liquidity mechanism was modified, as a result of which Banco Bilbao Vizcaya Argentaria, S.A. no longer has the right to purchase our shares, and the exercise price in connection with our right to require Banco Bilbao Vizcaya Argentaria, S.A. to purchase our interest in Uno-e Bank, S.A. will be equal to fair market value (as determined by an investment bank).

On January 10, 2003 we negotiated an agreement with BBVA to formalize the merger of the consumer finance business activities of Finanzia Banco Crédito S.A. and Uno-e Bank, S.A. The agreement was subject to the parties obtaining approval from the Banco de España before June 30, 2003, which approval was obtained. The January 10, 2003 agreement replaced the May 15, 2002 protocol of intent which was rendered null and void.

On January 10, 2003, we negotiated a new put/call agreement with BBVA, that has replaced the May 15 put/call agreement. The terms of the new agreement are the following:

•

BBVA granted us a put option for our holdings in Bank-e Uno. We can exercise our put option between April 1, 2005 and September 30, 2007. The exercise price will be the higher of: (i) the market value of the securities as determined by an elected investment bank; and (ii) the sum obtained from multiplying the net income of Uno-e Bank, S.A. by the price-to-earnings ratio (PER) of BBVA, multiplied by our percentage holdings in Uno-e Bank that we intend to sell.

•	In no event can the sale price be less than €148.5 million if Uno-e Bank does not achieve the planned ordinary revenue and earnings before taxes.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Under Spanish Corporate Law (Ley de Sociedades Anónimas), the board of directors is responsible for the supervision of management, administration and representation in all matters concerning our business, subject to the provisions of the by-laws (estatutos sociales) and resolutions adopted at general shareholders’ meetings. We will endeavor to appoint a majority of the members of the board of directors from outside of the company, including representatives of the significant shareholders and independent directors. Under the generally accepted Code of Good Governance Corporate Practices (Código de Buen Gobierno) approved by the Olivencia Commission (Comisión Olivencia) and the recent report approved by the Aldama Commission (Comisión Aldama), the following persons would not be considered independent directors: persons who have had a significant commercial or business relationship with the company or have been officers of the company during the two years prior to the date of appointment or have family links with the company or with the members of the board of directors.

Directors are elected by our shareholders to serve a five-year term. A director may be elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new director to fill the vacancy is elected or replaced. A director may resign or be removed from office by the shareholders at the general shareholders’ meeting. Our by-laws provide that a majority of the members of the board (represented in person or by proxy) constitute a quorum. Resolutions of the board of directors are passed by a simple majority of the directors present or represented at a board meeting.

During 2001 and 2002, a series of measures were prepared for purposes of ensuring good corporate governance practices and passed by the board of directors of the Company. The most important measures have been summarized below:

•	Internal Regulations of Conduct in Matters Relating to the Stock Exchanges. Terra Networks, S.A. has set up a series of preventive control mechanisms, directed towards avoiding the undue use of inside information, regulation of conflicts of interest and the handling of confidential information within the company.

•	Corporate Standards of Control and Notification of Financial Accounting Information of the Terra Lycos Group. A review of the internal control systems related to financial accounting information has been carried out in order to establish rules for disclosure of financial information. The rules are of obligatory application to all the companies in the Terra Lycos Group.

•	Creation of an Information and Disclosure Committee and its Regulating Charter. The aim of creating this Committee is to introduce best practices to (i) prepare the appropriate processes to guarantee that information disclosed to the markets, whether periodic or specific in nature, is true, clear and complete; (ii) define and establish responsibilities in each of the different stages of the processes; and (iii) establish and maintain adequate control and supervision mechanisms over these procedures.

•

Anonymous Complaint Procedure for Employees of the Terra Lycos Group on Financial Accounting Matters and Auditing. In order to improve the information system in the Terra Group, employees have been provided with an anonymous mailbox. Employees can direct their complaints related to accounting, internal controls or auditing matters they may identify. The platform used for its development and implementation is the Terra Lycos Global Intranet, a multi-lingual communication tool in Spanish, English and Portuguese.

Under Spanish corporate law, the board of directors may delegate its powers to an executive committee or delegate committee or to one or more managing directors (consejeros delegados). Spanish corporate law provides that resolutions appointing an executive committee or any managing director or authorizing the permanent delegation of all, or part of, the board’s power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated.

At April 30, 2003, the members of our board and their respective positions were as follows:

Name	Position	Current Term Expires	Age
Joaquim Agut Bonsfills	Executive Chairman	2006	49
Angel Vilá Boix	Director	2007	39
Francisco Moreno de Alborán y de Vierna	Director	2004	58
Luis Ramón Arrieta Durana	Director	2007	46
José Alfonso Bustamante Bustamante	Director	2008	62
Enrique Used Aznar	Director	2006	62
Telefónica DataCorp, S.A.(1)	Director	2005	45
Robert J. Davis	Vice Chairman	2005	46
Edward M. Philip	Director	2005	38
Carlos Fernández-Prida Méndez-Nuñez	Director	2007	59
José F. Mateu Isturiz	Secretary; Non-Director	2006	48
Luis Badía Almirall	Director	2008	56
Luis Bassat Coen	Director	2008	62

(1)	Represented by Antonio Viana-Baptista

On January 30, 2002, Jesús María Zabalza Lotina temporarily replaced Isidro Fainé Casas on the board of directors. Carlos Fernández-Prida was appointed to the board on April 9, 2002, while Jesús María Zabalza Lotina stepped down as member of the board on June 25, 2002. Subsequent to 2002 year-end, three new external directors (according to the definition in our internal company regulation), Luis Badía, Luis Bassat and José Alfonso Bustamante Bustamante, were appointed to the board of directors of Terra Networks, S.A., replacing Jesús María Zabalza Lotina, Alejandro Junco de la Vega and John H. de Mol.

None of our directors serve on our board pursuant to any service contract. However, Messrs. Davis and Philip were elected to serve on our board of directors pursuant to the terms of our merger agreement with Lycos. Of these directors, we consider all to be “external”, with the exception of Joaquim Agut Bonsfills and Edward M. Philip, according to the definition set forth in our internal company regulation. Our definition of “external director”, although similar to the notion of director independence under the U.S. securities laws and/or the Nasdaq marketplace rules, may nonetheless not be consistent and the terms should not be thought of interchangeably.

During 2002 the board of directors met 11 times. As of May 1, 2003 the board of directors had met 7 times.

Biographies of Directors

Joaquim Agut Bonsfills has served as Executive Chairman of our board of directors since June 2001. In December 1999, Mr. Agut was named leader of the European Corporate Executive Council of General Electric, becoming General Electric’s first executive in Europe. From 1997 to August 2000, Mr. Agut served as president and chief executive officer of GE Power Controls. Prior to that time, he served as vice president and general manager of marketing and sales of GE Power Controls. Mr. Agut was also the GE national executive for Spain and Portugal and chairman of the Pan European GE Quality Council. Mr. Agut has a degree in electrical engineering from the Universidad Politécnica de Catalunya and an MBA from IESE (Universidad de Navarra).

Angel Vilá Boix has served as a director since April 2002. Mr. Vilá Boix is the general manager of corporate development and a member of the executive committee at Telefónica, S.A. He joined the Telefónica group in 1997. Before joining Telefónica, Mr. Vilá Boix served in various positions at Citibank, N.A., McKinsey & Co., Ferrovial and Pacsa. Mr. Vilá Boix currently serves on the board of directors of Banco Bilbao Vizcaya Argentaria, S.A. and Endemol Holding NV. Mr. Vilá Boix has a degree in industrial engineering from the Universidad Politécnica de Cataluña and a master’s degree in business administration from Columbia University.

Francisco Moreno de Alborán y de Vierna has served as a director since October 1999. Prior to joining our company, Mr. Alborán held various positions at McKinsey & Co. from 1973 to 1999, including member of its Directors and Principals Committees (1988-1999), board director (1990-1999), and president of both McKinsey’s Spanish (1983-1999) and Portuguese (1983-1996) organizations. He also serves as director in several Spanish and Italian companies and not-for-profit organizations. Between 1969 and 1972 he worked as project manager for a major Spanish construction corporation. Mr. Alborán has a degree in engineering from the Universidad Politécnica de Madrid and an MBA from INSEAD in Fontainebleau, France.

Luis Ramón Arrieta Durana has served as a director since April 2002. Mr. Arrieta is deputy executive vice president of Banco Bilbao Vizcaya Argentaria, S.A. and chief executive officer of BBVA E-commerce. Previously, he served as chief executive officer of BBVA Finanzia. Mr. Arrieta holds a degree in chemical engineering from the University of Valladolid and a Phd in financial economics from the Universidad Autonoma de Madrid. He also studied Business Administration at IESE (Universidad de Navarra) and Banking Management at INSEAD in Fontainbleau, France.

Enrique Used Aznar has served as a director since June 2001. Mr. Used is the chairman of Amper, S.A. and AmperProgramas and the deputy chairman of Medidata (Brazil). Previously, he held several positions at Telefónica and in the Telefónica group, including chairman of Telefónica Internacional, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A. He has also served as deputy chairman and chief executive officer of Telefónica Publicidad e Información and Compañía de Telecomunicaciones de Chile. He has also served as a member of the board of directors of Telefónica de Argentina, ATT Network System International and Ericsson (Spain). Mr. Used holds a degree in Telecom Engineering from the Universidad Politécnica de Madrid. He also holds a PADE (“Senior Executive Management Program”) from IESE (Universidad de Navarra).

Antonio Viana-Baptista has served as the representative of Telefónica DataCorp, S.A. on our board of directors since June 2000. He was appointed Chairman and CEO of Telefónica Móviles, S.A. in August 2002. Mr. Viana-Baptista is a member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A., and a member of the board of directors of Portugal Telecom SGPS. Until July 2002 he served as president of Telefónica Internacional, and executive president of Telefónica Latinoamérica. Previously, from 1991 to 1996, Mr. Viana-Baptista was executive director (Administrator) of the Banco Português de Investimento (BPI). Between 1985 and 1991 he was a principal partner of McKinsey & Co. at the McKinsey office in Madrid and Lisbon. He is an economist with a degree from the Catholic University of Lisbon (1980). He also holds a graduate degree in European economics from the Portuguese Catholic University (1981) and an MBA with honors and distinction from INSEAD in France.

Robert J. Davis has served as a non-executive Vice Chairman of our board of directors since December 2000. He is a full-time partner with Highland Capital Partners, an early stage venture capital firm. From the combination of Terra Networks and Lycos in October 2000 to January 2001, Mr. Davis served as chief executive officer of Terra Networks. Previously, he served as president and chief executive officer of Lycos from its inception in June 1995 until October 2000. From January 1993 to June 1995, Mr. Davis served as vice president of sales at Cambex Corporation, a manufacturer of computer-related products. From January 1982 to January

1993, Mr. Davis was employed by Wang Laboratories, a computer manufacturer, in various sales and marketing positions, including director of United States commercial sales and marketing and director of worldwide marketing. Mr. Davis holds a degree in science from Northeastern University. He also holds a degree in Business Administration from Northeastern University and an MBA from Babson College.

Edward M. Philip has served as a director and senior vice president of Terra Networks since December 2000. From the combination of Terra Networks and Lycos in October 2000 to January 2001, Mr. Philip served as chief financial officer of Terra Networks. Prior to the combination of Terra Networks and Lycos, Mr. Philip served as chief financial officer and secretary of Lycos since December 1995 and chief operating officer since December 1996. From July 1991 to December 1995, Mr. Philip was employed by The Walt Disney Company where he served in various finance positions, most recently as vice president and assistant treasurer. From September 1989 to May 1991, Mr. Philip attended Harvard Business School. From August 1987 to June 1989, Mr. Philip was an investment banker at Salomon Brothers Inc.

Carlos Fernández-Prida Méndez-Nuñez has served as a director since April 2002. Mr. Fernández-Prida is currently a member of the board of directors of Telefónica Media de Argentina S.A. and Instituto para el Desarrollo Empresarial de la Argentina, among others, and has served on the board of directors of Atlántida de Comunicaciones, Cablevisión, S.A. and Asociación de Empresas de Servicios Publicos Argentina. In May 1997, he was appointed as president of Telefónica de Argentina, a position which he occupied until February 2002. He served as president of the Asociación Española para la Investigación de la Industria de la Madera between 1992 and 1996, and has served on the boards of directors of various companies in Spain and England, particularly in the chemical, forestry and real estate sectors since 1992. Between 1968 and 1981, he was a professor at the Universidad Politécnica de Madrid. Mr. Fernández-Prida received a degree in engineering from the Universidad Politécnica de Madrid and is licensed in chemical sciences by UNED. He received an executive business degree in general management and corporate management from the Escuela Superior de Administración de Empresas de Madrid. He completed post-graduate work at the University of Indiana (United States).

Luis Bassat Coen has served as a director since April 2003. Mr. Bassat Coen is the chairman of Ogilvy Iberia and WPP Iberia and a member of the Ogilvy Worldwide board. He also serves as an adviser in matters relating to advertising and communication to the President of the Generalitat de Catalunya, the Catalonian autonomous government, as well as to twenty-four societies, institutions and foundations. He is author of “The Red Book on Advertising”, “The Red Book on Brands” and innumerable articles on advertising, business and journalism. From 1988 to 1999, Mr. Bassat Coen was vice chairman and regional creative director of Ogilvy Europe for Africa and the Middle East. Mr. Bassat Coen has a degree in advertising, social sciences and business administration.

José Alfonso Bustamante Bustamante has served as a director since April 2003. Mr. Bustamante is currently chairman of Sociedad Andina de Inversiones en Electricidad S.A. as well as of Sociedad Ganadera del Sur S.A. and a member of the board of directors of the following companies: La Positiva Seguros y Reaseguros S.A., Empresa Eléctrica de Piura S.A., Embotelladora Latinoamericana S.A. (Coca Cola) and Indeco S.A. Previously, he held the position of chairman of the board at the Telefónica group in Peru from September 1998 to January 2003 as well as at Telefónica Foundation in Peru from January 1999 to March 2003, when he was named member of the board of directors of Terra Networks in Madrid. Mr. Bustamente has also previously served as chairman of the Peruvian Banking Association from 1995 to 1997, and chairman and member of the board of directors of Bancosur, later Banco Santander Central Hispano, for 27 years. He has also served in a variety of governmental positions in Peru from 1993 to 1994. Mr. Bustamante graduated from the Agriculture University in Peru and later received an MBA degree from the University of Michigan.

Luis Badía Almirall has served as a director since April 2003. Mr. Badía is vice president and a member of the board of directors of Beta Capital Meespierson and Beta Capital, Sociedad de Valores, S.A., a company which he helped to found in 1985 and where he served as vice president and a member of the rxecutive board. Mr. Badía also currently serves as a member of the board of directors of the real estate group Metropolis,

Inmobiliarios y Restauraciones, S.L. and Teidos Royo. Mr. Badía is a member of the board of the Barcelona Stock Exchange. Previously, Mr. Badía has served as a board member of the directive team of the Financial Analyst Institute in Madrid and Barcelona, and has occupied a variety of director positions at Banco Urquijo from 1971 to 1984. Mr. Badía is also a financial analyst. He holds degrees in law and fiscal and financial studies from the University of Barcelona and has a business degree from INSEAD in France.

José F. Mateu Isturiz has served as Secretary to the board of directors and General Counsel to the company since April 2001. Mr. Mateu is a current member of the board of directors of Amper, S.A. Prior to joining Terra Networks in 2001, Mr. Mateu was senior counsel and vice secretary of the board of Repsol YPF, S.A., where he held various positions since joining the company in 1988. He has served as member of the board of directors of Gas Madrid, S.A. and chairman of the board of Compañia Madrileña del Alumbrado y Calefacción por Gas, S.A. Mr. Mateu also worked as a government expert to the legal service of the EEC Commission. Mr. Mateu is a member of the Madrid Bar and the SERL of the International Bar Association and is the chief legal officer of Roundtable Europe. He is a frequent lecturer in European, corporate and tax law and a member of the editorial board of Global Counsel. Mr. Mateu started his career as a state attorney in several ministries of the Spanish government. Mr. Mateu holds a law degree from the Complutense University of Madrid and conducted post graduate studies to become a state attorney and finance and tax inspector.

Executive Officers and Senior Management

Our executive officers and senior management and their respective positions at May 31, 2003 are as follows:

Name	Position	Age	Year of Appointment
Joaquim Agut Bonsfills	President and Executive Chairman	49	2000
Mark Stoever	Executive Vice President of U.S. Operations	35	2002
Javier Martínez Díez	Executive Vice President of Global Operations	40	2002
Elías Rodríguez-Viña Cancio	Chief Financial Officer	43	2001
Juan Rovira de Osso	Executive Vice President—Planning, Strategic Marketing and International Joint Ventures	48	2001
Silvia de Jesus	Executive Vice President—Latin American Operations	49	2002
Antonio de Esteban Quintana	Executive Vice President—Audit	41	1999
Antonio Botas Bañuelos	Executive Vice President for Terra Business	39	1999
José F. Mateu Isturiz	General Counsel	48	2001
John McMahon	Executive Vice President—Human Resources	50	2001

In the second half of 2002, the Terra Lycos Group was restructured, leading to a number of changes in the management team. Among those who left the Terra Lycos Group were Antonio Garcia-Urgelés, until then Executive Vice President for Latin America and Spain, and Julián de Cabo, Country Manager for Spain. Silvia de Jesús took over as Executive Vice President for Latin America, while Inés Leopoldo took over as Country Manager for Spain. Lastly, Javier Martínez took over as Executive Vice President of Global Operations.

All of our executive officers and senior management serve at the discretion of the board of directors.

Biographies of Executive Officers and Senior Management

Mark Stoever serves as executive vice president of U.S. Operations for Terra Lycos responsible for revenue, profit and the consumer experience for Terra Lycos U.S., including leading the management of all the web sites in the U.S. network, sales, local product development and marketing. Prior to his current role, Mr. Stoever was most recently global general manager (GGM) of media products for Terra Lycos. Mr. Stoever joined Lycos in 1996 and in his tenure directed the Lycos product portfolio as it grew from a standalone search engine to a broad-based portal to a powerful network of verticals. Prior to Terra Lycos, Mr. Stoever held senior management roles at ON Technology Corp. and Microcom, Inc. Mr. Stoever holds an MBA from Boston University and a bachelor of science degree from the Wentworth Institute of Technology.

Elías Rodríguez-Viña Cancio serves as chief financial officer. Prior to joining Terra Networks in early 2001, Mr. Rodríguez-Viña served as business development director for GE Capital Europe for Spain and Portugal and director of mergers and acquisitions for UBS. Mr. Rodríguez-Viña began his career in auditing at Arthur Andersen. Mr. Rodríguez-Viña holds a Law and Economics degree from the University of Comillas (ICADE) and a Masters degree in Tax from the University of Comillas (ICADE) and Business Administration from the University of Navarra (IESE).

Juan Rovira de Osso serves as executive vice president of Planning, Strategic Marketing and International Joint Ventures. Prior to joining Terra Lycos, Mr. Rovira worked at the Telefónica group, which he joined in 1997 as deputy general manager for business development of Telefónica Internacional. Mr. Rovira has also served as senior vice president of Telefónica Internacional USA, Inc. In 1999, he was appointed senior vice president for corporate development and strategy of Atento Holding USA, part of the call center business of the Telefónica group. Before joining the Telefónica group, Mr. Rovira was managing director of electronic banking and cash management services at Banco Santander. Mr. Rovira began his career as an international legal counsel for Banco de Vizcaya, S.A. (the predecessor to Banco Bilbao Vizcaya Argentaria, S.A.). Mr. Rovira holds a law degree from the University of Barcelona and an executive management degree from IESE Business School in Barcelona, which is part of the University of Navarra.

Silvia de Jesus is Executive Vice President of Latam Operations, responsible for Terralycos products, comercialization and results of 14 countries in Latin America (Brazil, Mexico, Chile, Peru, Argentina, Uruguay, Colombia, Venezuela, Guatemala, El Salvador, Honduras, Puerto Rico, Republica Dominicana, Nicaragua, Panama and Costa Rica). Prior to this current role, Silvia was responsible for Terra Brazil as Country Manager. Before joining TNSA in 1999, Silvia was General Director of ZAZ, one of the most important internet services in Brazil which was acquired by Terra Networks in 1999. She also worked at RBS, a multimedia company with radio, TV, newspaper and cable companies in southern part of Brazil as CIO of RBS Corporation. Silvia de Jesus holds a degree in Chemical Engineering and Business Administration from the Universidade Federal do Rio Grande do Sul, Brazil, and participated in International and Local Business Courses. She also participated in Latu Sensus Business Course of Kellogg College, Northwestern University.

Javier Martínez Díez serves as executive vice president of Spanish and Global Operations. Prior to the combination of Terra Networks and Lycos in October 2000, Mr. Martínez was responsible for Operations Handling Management at Terra Networks, which handles the corporate functions of Technology, Customer Relationship Management (CRM) and the Wireless business. Before joining Terra Networks, Mr. Martínez was the partner in charge of finance and telecommunications and responsible for the e-business practice at a European strategic consulting firm for several years. Prior to then, Mr. Martínez led an international program for industrial technological development in Germany as an international program team leader. Mr. Martínez holds a degree in aeronautic engineering from Politecnic University of Madrid and has participated a Master in Program Management and International Business Courses from Behoust University of Paris.

Antonio de Esteban Quintana serves as our Executive Vice President–Audit and is also responsible for the Corporate Initiative Group. Prior to the combination of Terra Networks and Lycos in October 2000, he served as Chief Financial Officer of Terra Networks. From 1998 until 1999, Mr. de Esteban served as director of sales for Spain and Portugal for Barclays Capital. From 1993 until 1998, he served as director of sales for derivatives products at Bankers Trust International PLC, where he was named managing director in 1997. Mr. de Esteban holds a Law degree from ICADE Madrid, an Economics degree from ICADE Madrid and a Masters in Business Administration with Honors from the University of Chicago.

Antonio Botas Bañuelos serves as our Executive Vice President for Terra Business. From 1997 until September of 1999, Mr. Botas served as director and general manager of DoubleClick Iberoamérica. From 1995 until 1997, Mr. Botas served in a number of executive positions at Telefónica Publicidad e Información, S.A., including director of marketing. From 1991 to 1994, Mr. Botas served as marketing manager of the Royal Life Insurance Company. Mr. Botas is a law graduate of Complutense University of Madrid. He also has an MBA from the IESE in Barcelona, which is part of the University of Navarra.

John McMahon serves as Executive Vice President–Human Resources. Prior to the combination of Terra Networks and Lycos in October 2000, Mr. McMahon served as chief human resources officer at Lycos. Prior to joining Lycos, Mr. McMahon served as vice president of human resources at Wang Global. Before joining Wang Global, Mr. McMahon served as senior vice president of human resources at Stream International and vice president of human resources at Stride Rite and held several human resource management positions at ITT. Mr. McMahon has a master of science degree in human resource management from Upsala College and a bachelor of science degree in criminal justice from Mercy College.

B.    COMPENSATION

For the year ended December 31, 2002, the aggregate compensation of all of our current directors paid by us was approximately €3.1 million. During the same period, the aggregate compensation of the members of our current executive committee and senior management (who are not current directors) paid or accrued was approximately €2.3 million.

The aggregate compensation figures include salary and incentive compensation. Incentives are paid based on individual executive goals and the achievement of Terra Lycos objectives.

C.    BOARD PRACTICES

Committees of the Board

The board of directors has established a delegate committee, an audit committee and a nominating and compensation committee. Each of the audit committee and the nominating and compensation committee is required by board regulations to have a minimum of three and a maximum of five external directors. The following is a brief description of the committees of our board of directors.

Delegate Committee

The delegate committee has all of the powers of the board of directors other than those non-delegable powers pursuant to Spanish corporate law. As of April 30, 2003, no member has been elected to this committee.

Audit Committee

The audit committee is responsible for supervising corporate accounting and auditing, nominating our independent auditor and verifying our compliance with the Internal Regulations of Conduct in the securities markets. During 2002, the committee met 8 times. The following external directors serve on our audit committee: Antonio Viana-Baptista (on behalf of Telefónica DataCorp, S.A.), Francisco Moreno de Alborán y de Vierna, Enrique Used Aznar and Luis Ramón Arrieta Durana. In particular, the audit committee, in accordance with our internal regulation:

•	proposes the appointment of the auditor, the terms and conditions of its recruitment, the scope of its work and the renewal or termination of its mandate;

•	reviews the accounts of the company, monitors the fulfillment of all the legal requirements and the correct application of the generally accepted accounting principles and criteria suggested by the management of the company;

•	serves as the communication channel between the board of directors and the auditor, assesses the results of each audit carried out and mediates and arbitrates should differences arise between the board of directors and the auditor in connection with the principles and criteria applicable to the preparation of the financial statements;

•	reviews the adequacy and integrity of the internal control procedures followed in the preparation of the consolidated and individual accounts;

•	supervises the fulfillment of the audit contract and ensures that the opinion on the annual accounts and the main contents of the auditors’ report is drafted in a clear and accurate way;

•	reviews the prospectuses, annual reports and interim financial information which the company must provide to the markets and its supervisory bodies; and

•	monitors the fulfillment of the Internal Conduct Code in the securities markets, of the Senior Executives Conduct Code and of the Internal Regulation of the board of directors.

In addition, the Spanish government passed an act regulating new financial measures (“Ley de Medidas de Reforma del Sistema Financiero”), which entered into force in November 2002, which requires all listed companies to create and regulate their audit committees through company by-laws.

Pursuant to this act, we proposed and our shareholders approved at their annual general meeting held on April 2, 2003, an amendment to our by-laws relating to the composition of our audit committee, previously included in our internal regulation of good corporate practice. This article provides for an auditing and control committee composed of three to five directors appointed by the board of directors. All members of the auditing and control committee must be non-executive directors, defined as those directors who do not exercise management responsibilities within the company or its affiliates. The president of the auditing and control committee is appointed by the committee from among its members, and generally must be replaced every four years, subject to certain exceptions. The auditing and control committee meets quarterly, and whenever appropriate, upon convocation of the president, two of the committee’s members or the delegate committee.

Nominating and Compensation Committee

The nominating and compensation committee is responsible for nominating directors, periodically revising the board’s compensation and approving any transaction with a significant shareholder. During 2002, the committee met 8 times. The following external directors serve on our nominating and compensation committee: Enrique Used Aznar, Luis Ramón Arrieta Durana and Francisco Moreno de Alborán y de Vierna. In particular, the nominating and compensation committee:

•	issues reports on the proposals for the appointment of board members and senior executives of the company and of its subsidiaries;

•	approves the remuneration of senior executives;

•	determines the remuneration system for the board of directors; and

•	issues reports on incentive schemes.

D.    EMPLOYEES

At December 31, 2002, we had 2,494 employees. The following table breaks down our employees by principal countries or markets in which we operate for the fiscal years ended December 31, 2002, 2001 and 2002.

	December 31,
Country/Market	2002	2001	2000
Argentina	46	64	73
Brazil	486	588	649
Caribbean	3	5	1
Central America	54	63	63
Colombia	49	40	47
Chile	101	101	121
Spain	491	517	307
Mexico	295	424	670
Peru	44	45	55
U.S. Hispanic	118	91	132
U.S.	547	774	964
Uruguay	—	5	17
Venezuela	34	35	38
Headquarters (Spain)	226	168	198

Total	2,494	2,920	3,335

In 2002, we reduced our workforce by approximately 14.6%, principally due to consolidation resulting from global reorganization and cost reductions relating to decreases in advertising spending in the U.S. market consistent with our reduced revenue forecast. On February 5, 2003, Lycos Inc. announced a reduction of its labor force. The headcount at Lycos was reduced by 145 employees for reasons similar to those explained above.

We employ independent contractors to support our research and development, marketing, sales and editorial departments. The average number of independent contractors we used during 2002 was 450. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.    SHARE OWNERSHIP

At April 30, 2003, the following directors beneficially owned our ordinary shares:

Name	No. of shares beneficially owned
Joaquim Agut Bonsfills	10
Angel Vilá Boix	10
Luis Ramón Arrieta Durana	100
Enrique Used Aznar	2,605
Robert J. Davis	518
Edward M. Philip	8,421
Luis Bassat	5
Luis Badía Almirall	1,000
José Alfonso Bustamente Bustamante	9,405

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at that date.

At December 31, 2002, the following directors and executive officers held options to acquire our ordinary shares:

Name	No. of shares subject to options		Exercise price		Number of options exercisable per year	Expiration date
Joaquim Agut Bonsfills	450,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
Antonio de Esteban Quintana	65,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
	70,908			€11.81	One-third per year beginning two years from date of grant	March 2004
Antonio Botas Bañuelos	45,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
	70,908			€11.81	One-third per year beginning two years from date of grant	March 2004
Elías Rodríguez-Viña Cancio	50,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
Javier Martínez Díez	50,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
José F. Mateu Isturiz	50,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
Silvia de Jesus	35,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
	34,036			€11.81	One-third per year beginning two years from date of grant	March 2004
Robert J. Davis	2,150,000	(1)	U.S.$	30.41	n/a	February 9, 2009
	1,343,750	(1)	U.S.$	15.32	n/a	August 4, 2009
	1,290,000	(1)	U.S.$	19.19	n/a	April 27, 2010
Edward M. Philip	580,776	(1)	U.S.$	6.28	n/a	August 3, 2008
	2,150,000	(1)	U.S.$	30.41	n/a	February 9, 2009
	752,500	(1)	U.S.$	15.32	n/a	August 4, 2009
John McMahon	82,000	(1)	U.S.$	15.32	n/a	August 4, 2009
	430,000	(1)	U.S.$	28.66	One-fourth one year from date of grant and 1/48th per month thereafter	May 15, 2010
	200,000			€25.70	One-fourth per year beginning one year from date of grant	October 27, 2010
Mark Stoever	32,250	(1)	U.S.$	6.28	n/a	August 3, 2008
	38,700	(1)	U.S.$	15.32	n/a	August 4, 2009
	79,550	(1)	U.S.$	16.60	One-fourth one year from date of grant and 1/48th per month thereafter(2)	April 24, 2010

Name	No. of shares subject to options		Exercise price		Number of options exercisable per year	Expiration date
	161,250	(1)	U.S.$	15.87	One-fourth one year from date of grant and 1/48th per month thereafter	October 12, 2010
Juan Rovira de Osso	50,000			€9.51	One-fourth per year beginning one year from date of grant	June 2006

(1)	Represent options to acquire ADSs.
(2)	Features one-year acceleration as a result of combination of Terra Networks, S.A. and Lycos, Inc.

Employee Stock Options

a)    Terra Networks, S.A. Stock Option Plan

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by board of directors’ resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the Plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the board of directors, pursuant to the powers granted to it by the Stockholders’ Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Lycos Group. The main features of these options are as follows:

1.	Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2.	Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

In 2001 the board of directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution adopted on June 8, 2000, and launched pursuant to a resolution adopted on December 22, 2000, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Lycos Group.

The main features established by the board of directors for this assignment were as follows:

1.	Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2.	The duration of the Plan was modified by a resolution adopted by the Stockholders’ Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

4.	Options were granted to senior executives, one director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the board of directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the board of directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the board of directors had not implemented the extension of the duration of the options.

In 2002, at the recommendation of the Appointments and Compensation Committee, the board of directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the board of directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2002, options on 8,900,502 shares had been assigned to Terra Lycos Group employees, executives and directors, of which 1,870,221 relate to the First Phase of the Plan and the remainder to the Second Phase. The weighted average stock option exercise price is €14.86.

As of December 31, 2002, the Terra Lycos Group’s executives and directors held 1,365,215 stock options under the Terra Networks, S.A. Stock Option Plan, the weighted average price of which is €18.81.

The information on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2002, is as follows:

Range of exercise prices	No. of Options Outstanding	Weighted Average Exercise Price
€ 5.22 – € 9.92	2,175,400	€7.85
€ 9.93 – €14.63	2,640,621	€11.90
€14.64 – €19.34	244,000	€16.34
€19.35 – €24.05	3,219,581	€19.80
€24.06 – €28.81	620,900	€25.74

Total outstanding options at 12/31/02	8,900,502	€14.86

b)    Terra Networks, S.A. Stock Option Plan resulting from the acquisition of the Stock Option Plans of Lycos, Inc.

Under the agreements entered into with Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. resolved to acquire the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the board of directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares to be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders’ Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos, Inc. and contributed in the exchange, together with the other shares of Lycos, Inc.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As of December 31, 2002, the employees, executives and directors of Lycos, Inc. had exercised 14,823,990 options, and 27,918,329 options had been committed at a weighted average exercise price of US$ 19.15.

As of December 31, 2002, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares owned by the Agent Bank, the weighted average exercise price of which is US$ 23.05.

As of December 31, 2002, the members of the board of directors who hold or have held executive posts at the Terra Lycos Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which is €25.81.

The detail of the variations in the options under the Lycos, Inc. Stock Option Plan as of December 31, 2002, is as follows:

Options	Number of Options	Total Exercise Price (Thousands of U.S. Dollars)	Weighted Average Exercise Price (U.S. Dollars)	Book Value (Thousands of Euros)
Exercise price less than €11	17,875,355	69,205	3.87
Exercise price over €11	44,664,894	892,510	19.98

Total options initially issued	62,540,249	961,715	15.38

Exercise price less than €11	12,616,748	40,056	3.17
Exercise price over €11	2,207,242	33,089	14.99

Total options exercised	14,823,990	73,145	4.93

Exercise price less than €11	1,307,267	7,596	5.81
Exercise price over €11	11,798,319	230,467	19.53

Total options cancelled and Redeemed	13,105,586	238,063	18.17

Exercise price less than €11	536,194	3,052	5.69
Exercise price over €11	6,156,150	112,826	18.33

Total options cancelled	6,692,344	115,878	17.31	71,400

Exercise price less than €11	3,415,146	18,500	5.42
Exercise price over €11	24,503,183	516,127	21.06

Total outstanding options at 12/31/ 02	27,918,329	534,627	19.15	291,857

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

At May 28, 2003, according to the information available in the public registers of the Spanish National Securities Market Commission, beneficial owners of 5% or more of our voting stock were as follows:

Title of Class	Identity of Person or Group	Number of Shares	Percent of Class
Ordinary	Telefónica, S.A. (directly and indirectly)	234,628,228	38.58%

The Telefónica group had a 91.15% interest in us immediately prior to our initial public offering in November 1999. Following our initial public offering and our delivery of our ordinary shares to certain third parties in connection with acquisitions we made during 1999, the Telefónica group’s interest in us was 67.0%. The Telefónica group’s interest in us was later increased to 70.6% in September 2000 as a result of a rights offering by us pursuant to which Telefónica acquired its pro rata portion as well as all shares not subscribed for by other shareholders in accordance with the terms of a rights offering agreement entered into by us, Telefónica and Lycos in connection with our agreement to acquire Lycos. The Telefónica group’s interest was reduced to 36.3% in October 2000 as a result of our combination with Lycos.

On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it does not currently own. The CNMV, the Spanish securities commission, approved the prospectus filed by Telefónica, S.A. for the tender offer on June 19, 2003. The offer price is €5.25 per share, payable in cash. The tender offer has a one-month acceptance period beginning on June 23, 2003, the day the offer was published, and ending on July 23, 2003. Following a meeting of our board of directors on June 26, 2003, we announced on June 27, 2003 that, consistent with the independent fairness opinions rendered by the financial advisers appointed by the board, the board, based on the unanimous recommendation of the independent directors, considers the current terms and conditions of the tender offer to be fair and for the benefit of the Company and its shareholders. Our board announced, based on the unanimous recommendation of the independent directors, that it considers as positive Telefónica’s commitment to implement, during the six months following termination of the offer, whatever measures are necessary to continue the listing of our shares or to promote the delisting of the shares (including, if necessary, through a delisting tender offer) if, as a result of the offer, the limited public float does not permit an adequate liquidity on the stock exchanges. Our board affirmed that the Strategic Alliance Framework Agreement entered into between Telefónica and Terra Networks on February 12, 2003 remains in effect and, according to its terms, the tender offer shall not result in any amendments to it.

118.1

Our share capital as of December 31, 2002 was 608,160,259 shares and our share capital as of the date of this annual report was 601,467,915 after a share capital reduction of 6,692,344 shares or 1.1%. The tender offer is for the acquisition of 100% of our total share capital, computed by subtracting from total share capital the number of shares in Terra Networks already owned by Telefónica at June 30, 2003. Included in the number of shares addressed by the tender offer announced on May 28, 2003 are a total of 41,596,679 shares underlying options earmarked for our employee stock option scheme.

Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

At April 30, 2003, approximately 34,406 non-objecting shareholders with registered addresses in the United States owned an aggregate of 15,981,282 of our ordinary shares in the form of ADSs, representing approximately 2.6% of our outstanding issued share capital at December 31, 2002.

At April 30, 2003, certain members of our board of directors owned ordinary shares in Terra Networks as set forth in Item 6.E. Additionally, certain directors, executives officers and other employees held options to acquire our ordinary shares. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Employee Stock Options.

B.    RELATED PARTY TRANSACTIONS

Ongoing Relationships with Members of the Telefónica Group

We have entered into or expect to enter into a number of agreements and relationships with other members of the Telefónica group relating to services that these companies will provide to us and that we will provide to them.

Strategic Alliance Framework Agreement

On February 12, 2003, we entered into an agreement among all parties to the previous Strategic Alliance Memorandum signed on May 16, 2000, i.e., Bertelsmann AG, Telefónica, S.A., our wholly owned subsidiary Lycos, Inc., and our holding company Terra Networks, S.A. The new agreement terminates the Strategic Alliance Memorandum and encourages the parties to continue exploring opportunities for the mutual provision of communication, development and content services in the online markets.

In addition, on the same date, we entered into a separate Strategic Alliance Framework Agreement with Telefónica, S.A., which is included as an exhibit to this annual report. For a description of Telefónica’s business, see “Item 4—Information on the Company—Organizational Structure—Our Relationship with the Telefónica Group”. The new Strategic Alliance Framework Agreement between Terra and Telefónica responds, on the one hand, to the changes experienced in the Internet business, particularly with respect to the development of broadband technology, and, on the other hand, to the need to adapt the range of products and services we offered to Bertelsmann AG under the prior Strategic Alliance Memorandum to the new conditions referred to above and to the specific needs of the Telefónica group in the markets in which it operates.

This Strategic Alliance Framework Agreement takes full advantage of the Telefónica group’s skills as a connectivity and broad and narrowband access provider, along with the Terra Lycos Group’s skills as portal, aggregator, supplier and manager of content and services for fixed telephony Internet in the residential, small office/home office (SoHo) and, when so agreed, SME markets. While this Strategic Alliance Framework Agreement does not limit in any way whatsoever our capability to provide Internet access services, the aim of the agreement is to take advantage of synergies and the creation of value for both groups.

This Strategic Alliance Framework Agreement has been entered into for a period of six years ending December 31, 2008 and may be renewed on an annual basis thereafter. See “Item 10—Additional Information—Material Contracts—Strategic Alliance Framework Agreement with Telefónica, S.A.”.

Connectivity agreements

Historically, we have purchased network-related services from Telefónica group companies for the provision of both our Internet access services and all of our portal-related services. In recent years, we have entered into agreements with Telefónica group companies, typically fixed telephony operators and/or Telefónica Data subsidiaries, in countries where such Telefónica group companies have a presence.

The most significant connectivity agreements with Telefónica group companies are the following:

•	Agreements entered into between Telefónica de España, S.A.U. and our Spanish subsidiary, Terra Networks España, S.A.U., under which we are supplied with different communications services relating mainly to the narrow- and broadband access infrastructure required to offer ISP services (i.e. use and operations of IP network resources, wholesale broadband access and IP backbone connectivity). Typically, these agreements contain publicly regulated terms and conditions and are normally drafted to be consistent with model agreements previously approved by the Spanish regulator, since Telefónica de España was designated in 1998 as the incumbent operator until 2005 in, among others, fixed telephony and leased line markets.

•	We have other significant connectivity agreements in Spain with Telefónica Data España, S.A.U. through our Spanish subsidiary, Terra Networks España, S.A.U. We have established long-term relationships with Telefónica Data España for, among others, the outsourcing of the operations and maintenance of our data center in Madrid, the granting of an indefeasible right of use and certain interconnection arrangements based on network use or availability.

•	We also have similar connectivity agreements in Brazil between our Brazilian subsidiary, Terra Networks Brazil, S.A.U. and certain Brazilian subsidiaries of the Telefónica group, since in recent years we have been increasing the number of both our narrow- and broad-band Internet access clients. Thus, we are also increasing our underlying connectivity and network-related needs.

Recently, we have intensified our relationship with Telefónica group companies for the provision of network-related services as part of a series of agreements entered into to implement the Strategic Alliance Framework Agreement signed on February 12, 2003, and have outsourced additional services and/or revised some of these relationships in certain countries to adjust them to the terms of the Strategic Alliance Framework Agreement. For example, we grant Telefónica certain exclusive and preferred terms provided, however, that the terms and conditions entered into are on the most favored customer basis allowed by regulations). This should further enable us to focus on our clients and core business. See “Item 4—Information on the Company—Business Overview”.

Call center agreements

We outsource most of our call centers to Telefónica group companies, namely subsidiaries of Atento Holding Telecomunicaciones, S.A., the business line of the Telefónica group that focuses on providing telephony customer care services. These agreements enable us to provide customer support and we consider these call centers to be our most important customer relationship communication channel. Our customers and potential subscribers can contact us by phone, e-mail and/or through our website (auto-support or chat). Call center customer management includes sales of access and communications services and technical support, e-commerce sales, backoffice, customer care and bad debt recovery and collection activities. Typically, these agreements include service level agreements to ensure quality of services.

Our most significant call center agreements with Telefónica group companies are the following:

•	Agreements entered into between Atento Brasil, S.A. and our Brazilian subsidiary, Terra Networks Brazil, S.A., under which we outsource our call centers in Brazil. The Brazilian agreements account for our largest geographical expenses in these types of services since call centers predominantly support our pay clients and our largest pay client bases in Brazil.

•	We also have significant call center agreements with Atento España, S.A. through our Spanish subsidiary, Terra Networks España, S.A.U., and with Atento Perú, S.A. through our Peruvian subsidiary, Terra Networks Perú, S.A.

For more information, see “Item 4—Information on the Company—Business Overview—Access & Communications Services—Access & Communications Services Customer Support”.

Traffic-inducement fees

In certain countries where we have a presence and where allowed by applicable regulations, the Internet industry has established standards whereby network operators enter into revenue sharing arrangements paying traffic-inducement fees to ISPs in order to incentivize increased volume of traffic on their networks.

In certain markets, we have managed to entered into similar agreements with members of the Telefónica group, and therefore receive payments from them as a function of the traffic (volume of minutes) we generate for their network. Since we are a leading ISP in the countries where we operate Internet access services, traffic-inducement fees tend to amount to a significant revenue stream for us.

We began earning traffic-inducement fees in Spain in October 1999, in Guatemala in May 2000, in El Salvador in July 2000, and in Chile in the first quarter of 2000.

See “Item 4—Information on the Company—Business Overview—Access & Communications services”.

Portal services agreements

During 2002 and the first half of 2003, we have strengthened our relationship with Telefónica group companies, namely fixed telephony operators offering Internet access services, in the provisioning of portal development and maintenance services, and licensing of software packages. These services that we provide to Telefónica group companies enable them to supplement their connectivity offer and incorporate online content and services, which increases usage and/or appeal of the Telefónica group companies’ Internet access offering. In exchange, we are typically paid by Telefónica group companies on a per user license and service maintenance basis, while we normally reserve the right to exploit advertising and/e-commerce opportunities on the portals we develop and operate for Telefónica group companies.

Our most significant portal services agreements with Telefónica group companies are the following:

•	Agreement entered into between Telefónica de España, S.A.U. and our Spanish subsidiary, Terra Networks España, S.A.U., under which we develop certain Internet portals and subportals, namely for Telefónica Net and subportals for Telefónica de España, S.A.U.’s residential narrow- and broadband clients and Telefónica de España, S.A.U.’s SME clients. We also maintain and operate such portals through the licensing of software packages which enable Telefónica de España, S.A.U. to offer value-added services to its clients.

•	Agreement entered into between Telefónica de España, S.A.U. and our Spanish subsidiary, Terra Networks España, S.A.U., under which we develop, maintain, operate and sell access to a recently launched pay broadband portal named Mundo ADSL that targets ADSL subscribers in Spain. Mundo ADSL has been designed and will further be developed in the coming months to capture additional ARPU (Average Revenue Per User) from ADSL subscribers in Spain. We are paid by Telefónica pursuant to this agreement on a revenue sharing basis.

•	Similarly, our Brazilian subsidiary, Terra Networks Brazil, S.A., entered into an agreement with Assist Telefónica, S.A. for the development, maintenance and operation of Internet portals in Brazil, such as iTelefonica.com.br. We also maintain and operate such portals through the licensing of software packages which enable Assist Telefónica, S.A. to offer value-added services to its clients.

The signature of the Strategic Alliance Framework Agreement on February 12, 2003 should enable us to establish similar or better deals in other geographic markets where Telefónica group companies offer narrow- and/or broadband Internet access services. Accordingly, we have plans to launch portals similar to the ones described above in other markets in the very near future.

Advertising agreements

As a result of the Strategic Alliance Memorandum signed on May 16, 2000, among us, our wholly owned subsidiary, Lycos, Inc., and Bertelsmann AG, our largest advertiser worldwide during the years 2000, 2001 and 2002 was the Bertelsmann group. Our second largest advertiser during that period was the Telefónica group. Since the signature of the Strategic Alliance Framework Agreement on February 12, 2003, our largest advertiser has been the Telefónica group. We are confident that this will continue to be the case for the duration of the Strategic Alliance Framework Agreement (i.e. through December 31, 2008), since the Telefónica group has undertaken to purchase a minimum volume of online advertising spaces on our Internet portals.

Generally, advertising campaigns on our portals are conducted under insertion orders subject to our general terms and conditions for online advertising. However, from time to time we negotiate advertising framework agreements with our largest advertisers who commit to purchasing advertising spaces from us on at least a yearly basis. Accordingly, several of our subsidiaries are entering into such advertising framework agreements with Telefónica group companies to fulfill the commitments set forth in the Strategic Alliance Framework Agreement.

See “Item 4—Information on the Company—Business Overview—Media—Portal and Network Services Revenue Model”.

Other relationships

•	Telefónica Publicidad e Información, S.A. (TPI)—TPI publishes yellow and white pages directories and provides some of our Spanish and Latin American Internet portals with such online services. Furthermore, we intend to jointly pursue with TPI the development of Internet-related businesses in Spain.

•	Telefónica Finanzas, S.A.—We obtain cash management services from this company.

•	Telefónica Investigación y Desarrollo—Under a master agreement we have with this company, we decide to outsource certain research and development services to them from time to time.

•	T-Gestiona—This company provides management, administrative and other related services to us in several countries, such as legal, accounting and human resources .

•	Fonditel—This company manages the pension plans we offer to certain of our employees.

•	Antares—This company provides our employees with health insurance.

•	Pleyade—This company provides our employees with life insurance policies.

See “Item 4—Information on the Company—Organizational Structure”.

The portion of our total revenues and expenses represented by transactions with Telefónica group companies is detailed in note 16 to our consolidated financial statements.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

At December 31, 2002, BBVA had a 1.38% interest in us.

Pursuant to certain agreements entered into in February 2000 between Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), we acquired a 49% interest in Uno-e Bank, S.A. in August 2001. More recently, in 2003, we have decreased our interest in Uno-e Bank, S.A. and as of June 2003 hold 33% of its outstanding share capital. See ”Item 5—Operating and Financial Review and Prospects—Off Balance Sheet Arrangements”.

In addition, in March and November 2001, respectively, we formed two new companies, Azeler and Atrea, with BBVA as our joint venture partner.

Certain Transactions

We also utilize services provided by Telefónica, S.A. and its subsidiaries, such as the leasing of circuits, cash-management services, the obtaining of reference information and other services. Costs related to services provided by related parties for the years ended December 31, 2000, 2001 and 2002 were approximately €88.1 million, €191.5 million and €172.7 million, respectively.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

There are no material legal proceedings pending or to our knowledge threatened against or affecting us except as noted below.

Terra Networks, S.A. and certain of our directors and officers who worked for us in 1999 at the time of our initial public offering in the United States have been named as defendants in five lawsuits filed in the United States. These lawsuits were consolidated into one amended complaint which is related to numerous purported class actions filed in the Southern District of New York against certain issuers of securities in initial public offerings, certain individual directors and officers of those issuers, and the underwriters of those initial public offerings, purportedly on behalf of purchasers of stock in the initial public offerings or the aftermarket. The complaints allege principally that the financial institutions underwriting the initial public offering assigned shares to certain customers in exchange for those customers agreeing (i) to purchase shares in the aftermarket at a fixed price to maintain an artificially high market value for the shares and (ii) to pay the financial institutions inflated fees or other remuneration in violation of applicable Securities and Exchange Commission and National Association of Securities Dealers rules and regulations. Because these allegations have been made principally against the underwriters, we, and other companies whose initial public offerings have been the subject of similar allegations, are negotiating the stay of all proceedings brought against the issuers and directors and officers of the issuers until the issue between the plaintiffs and the underwriters is addressed by the court. Additionally, plaintiffs’ counsel, issuers and the issuers’ insurance companies have initiated a mediation. However, as of May 2003 no agreement has been reached. In July 2002, we and other issuers jointly filed a petition to have the joined claim dismissed. The petition was not granted by the court. The individual officer and director defendants of Terra have negotiated and signed an agreement with the plaintiffs who have agreed to dismiss the individual defendants from the litigation, without prejudice to reinstating them before September 30, 2003, if the plaintiffs should find a basis to do so. Following the submission of the agreement to the court, the judge signed an order dismissing the individual officer and director defendants of Terra without prejudice on October 9, 2002. We believe that even if the outcome is unfavorable to us it will not have a material adverse effect on our business, financial condition or results of operations.

On January 31, 2001, IDT Corporation filed a lawsuit in the United States District Court for the District of New Jersey against Terra Networks, S.A., Telefónica, S.A., Terra Networks USA, Inc. and Lycos, Inc. The complaint alleges principally (i) that Terra Networks breached its obligations to deliver a specified number of Terra Networks ordinary shares pursuant to the agreement dated April 2000 (the “Termination Agreement”), which terminated Terra Networks’ joint venture with IDT Corporation, (ii) that Terra Networks failed to disclose its negotiations relating to the acquisition of Lycos, Inc. to IDT Corporation during the negotiation of the Termination Agreement and (iii) that Terra Networks breached its obligations pursuant to its joint venture agreement with IDT Corporation. The complaint, as amended in March 2001, seeks an unspecified award of damages. We made a motion to dismiss substantially all of the complaints as a matter of law which the court denied in substantial part in May 2002. In June 2002 the defendants moved for partial reconsideration of the motion to dismiss, and in October 2002 the court granted the motion to dismiss as to the counts related to the performance of the Joint Venture Agreement between Terra and IDT. As a result of the dismissal of these counts, Terra Networks USA is no longer a defendant. In July 2002, IDT moved to amend the second amended complaint to add a claim under Section 20(a) of the Securities Exchange Act of 1934 against Telefónica. This proposed claim asserts that Telefónica is subject to “controlling person” liability for the fraud, allegedly committed by Terra in its negotiations with IDT. In September 2002, a magistrate court granted IDT’s motion and Telefónica has filed objections to this ruling with the district court. The court has not yet ruled on Telefónica’s objection. At this stage of the lawsuit, our outside counsel feels strongly about our defense and believes that our motion to dismiss has reasonable probability of being granted, as least with respect to certain of IDT Corporation’s claims, but we cannot predict how the court will rule as to the final outcome of the case. We believe that even if the outcome is unfavorable to us, it will not have a material adverse effect on our business, financial condition or results of operations.

In the first quarter of 2001, Cierv Nueva, S.L. and its shareholders presented a demand for arbitration to the court for civil and commercial arbitration (Corte Civil y Mercantíl de Arbitraje, or “CIMA”). Pursuant to their demand for arbitration, they sought to require us to purchase 2,157 shares of Corporación Real Time Team, S.L., of which they hold the majority of the outstanding shares. In December 2001, the CIMA issued an arbitration award obligating us to acquire such shares for more than 50% less than the price they requested. We prepared a general appeal to be heard by the provincial appellate court (Corte Provincial de Apelaciones) of Madrid, in which we asked the court to set aside the arbitration award. In January 2002, the provincial appellation court of Madrid (Audiencia Provincial de Madrid), upheld CIMA’s judgment. In September 2002, Terra proceeded to pay the amount of €21,327,686.94 to Cierv Nueva, S.L. in settlement of the shares without any further obligation of Terra to Cierv Nueva, S.L. with respect to the purchase.

In February 1999, Lycos announced its intention to enter into a transaction with USA Networks, Inc. and certain affiliated companies pursuant to which, among other things, Lycos would have been merged into a subsidiary of USA Networks. In May 1999, the parties to the proposed transaction terminated the merger by mutual agreement. Prior to the termination of the proposed merger, a series of purported securities class action lawsuits were filed in the United States District Court for the District of Massachusetts. The suits, which have since been consolidated, allege, among other claims, violations of United States Federal securities law through alleged misrepresentations and omissions relating to the announced transaction with USA Networks. The consolidated complaint seeks an unspecified award of damages. We believe that the allegations in the consolidated complaint are without merit. In April 2003, the court granted preliminary approval to a settlement between the parties for an amount well within insurance policy limits, which will result in a dismissal of the claims in their entirety. Although Lycos denies any liability, we believe this settlement is in our best interests in that it allows us to move forward with our business without the continued distraction and expense of this matter.

In January 2003, Bumeran’s minority shareholders filed a suit against us seeking to reverse our decision to initiate liquidation proceedings for Bumeran, adopted by the general meeting of shareholders of Bumeran held on December 18, 2002. On January 23, 2003, the plaintiffs requested a preliminary injunction to freeze the liquidation proceedings. On March 27, 2003, the Majadahonda County Court (Tribunal de Primera Instancia de Majadahonda) denied the request. Although as of the date of this annual report the plaintiffs have not requested damages, they have expressed their intention to sue us for $4.2 million, as compensation for their inability to exercise their put option to sell their holdings representing 16% of the capital of Bumeran. The put option would be exercisable from December 2003.

In May 2001, we brought a breach of contract suit against a third party with whom we had negotiated to obtain our domain name, “terra.com.ar”, in Argentina. We have succeeded in obtaining a preliminary injunction preventing the opposing party from transferring the domain name pending the outcome of the suit. We have paid a total of $3,000 pursuant to a contract for the exclusive use of the domain name. However, the opposing party is contesting the existence of the contract, alleging that the sum paid was merely a negotiation fee. We are currently preparing an answer to a counterclaim brought by the defendant alleging that we do not have standing to bring the action since we negotiated the transaction through an intermediary. Due to the lack of precedents in this field of law, we cannot predict how the Argentine courts will rule based on the evidence. Although we believe our maximum possible exposure in the event of an unfavorable ruling is limited, we cannot rule out the possibility that the injunction may be lifted by the Argentine courts, and that we may be required to indemnify the party for any damages caused by unauthorized use of the domain name.

Following the May 28, 2003 announcement by Telefónica of a tender offer for 100% of our outstanding shares, a putative class action was filed on May 29, 2003 with the Supreme Court of the State of New York, County of New York by a shareholder of Terra Networks, S.A. against Telefónica, S.A., Terra Networks, S.A. and certain current and former directors of Terra Networks, S.A. The plaintiff claims that the defendants have breached their fiduciary duties to the shareholders of Terra Networks, S.A., that Telefónica, S.A. is abusing its dominant position as a majority shareholder by imposing an unfair and inadequate price per share on the minority shareholders and that the per share price is not the result of arm’s length negotiations but was fixed arbitrarily to cap the market price of the shares. The relief sought by the plaintiff includes an injunction against the tender offer, an accounting for all profits and any special benefits obtained by the defendants as a result of the alleged unlawful conduct, and costs and disbursements. We believe that the putative class action lacks merit and intend to vigorously defend against it.

Dividend Policy

We have never declared or paid any cash dividends. We currently intend to retain future earnings, if any, to finance our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Item 9.	THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Our ordinary shares, nominal value two euro each, trade on the New Market segment of the Spanish stock exchanges and on the Automated Quotation System of the Spanish stock exchanges. Our ADSs, each ADS representing one ordinary share, are quoted on the Nasdaq National Market under the symbol “TRLY.” The following table summarizes the high and low trading price for our ordinary shares in Spain and ADSs on Nasdaq from November 1999 (the date of our initial public offering) through May 31, 2003.

SPANISH STOCK EXCHANGES

Period	High	Low
	(euro)
Monthly
May 2003(1)	5.45	4.44
April 2003	4.82	4.40
March 2003	4.73	3.96
February 2003	5.03	4.22
January 2003	4.86	4.12
December 2002	5.20	4.01

2003
First quarter	5.03	3.96

2002
First quarter	9.83	8.09
Second quarter	8.50	4.35
Third quarter	7.10	4.00
Fourth quarter	5.40	3.75
Full year	9.83	3.75

2001
First quarter	18.45	10.22
Second quarter	10.60	8.05
Third quarter	9.28	5.18
Fourth quarter	10.12	5.77
Full year	18.45	5.18

2000
Full year	139.75	11.45

1999 (from November 17 through December 31)(2)	54.50	28.02

Source:	Bloomberg
(1)	The trading price of our ordinary shares in Spain closed at €4.52 on May 27, 2003. From May 28-31, 2003, our share price fluctuated following the announcement of the Telefónica tender offer. See “Item 3—Key Information—Risk Factors” and “Item 7—Major Shareholders and Related Party Transactions”.
(2)	We conducted our initial public offering in November 1999, and thus do not have share price information for the full year 1999 or for 1998.

NASDAQ NATIONAL MARKET

Period	High	Low
	(U.S. dollars)
Monthly
May 2003(1)	6.47	5.14
April 2003	5.37	4.76
March 2003	5.02	4.30
February 2003	5.66	4.47
January 2003	5.06	4.52
December 2002	5.20	4.12

2003
First quarter	5.66	4.30

2002
First quarter	8.85	6.90
Second quarter	7.80	4.33
Third quarter	7.10	3.81
Fourth quarter	5.26	3.65
Full year	8.85	3.65

2001
First quarter	16.88	9.06
Second quarter	9.47	6.79
Third quarter	8.09	4.64
Fourth quarter	9.11	5.16
Full year	16.88	4.64

2000
Full year	135.50	9.47

1999 (from November 17 through December 31)(2)	54.75	30.81

Source:	Bloomberg
(1)	The trading price of our ADSs closed at U.S.$5.47 on May 27, 2003. From May 28-31, 2003, the trading price of our ADSs fluctuated following the announcement of the Telefónica tender offer. See “Item 3—Key Information—Risk Factors” and “Item 7—Major Shareholders and Related Party Transactions”.
(2)	We conducted our initial public offering in November 1999, and thus do not have share price information for the full year 1999 or for 1998.

As a result of the Telefónica tender offer, the technical assessment committee of the Ibex 35 index has decided to remove Terra Networks from the index, effective July 24, 2003. Once the result of the tender offer is published, the committee will reconvene on an extraordinary basis on July 28, 2003 to decide whether to reinclude or substitute for our shares in the index. If the committee decides to reinclude our shares in the Ibex 35 index, the reinclusion will take effect beginning August 4, 2003.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Trading on the Nasdaq National Market

ADSs representing our ordinary shares have been quoted on the Nasdaq National Market since November 1999 and trade under the symbol “TRLY”.

Trading on the Spanish stock exchanges

Our ordinary shares are listed on the New Market segment of the Spanish stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our shares have been listed on the Spanish stock exchanges since November 1999 and trade under the symbol “TRR”.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2001, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

Automated Quotation System.    The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or cancelled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the four companies that manage each of the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange. Beginning January 1, 2000, Spanish banks were able to become members of a Spanish stock exchange and are therefore able to place trades on the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above “static” and “dynamic” ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the “static” and “dynamic” ranges will apply over such reference price. The “static” and “dynamic” ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding binding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas before 8:00 p.m. At any time trades may take place (with the prior authorization of Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	Sociedad de Bolsas finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the Spanish stock exchanges are cleared and settled through the Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores S.A. (the “Sociedad de Sistemas”). Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the SCL) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The Sociedad de Sistemas is owned by its members (excluding, if applicable, the Bank of Spain) and by the companies which manage the local stock exchanges. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. The Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of the Sociedad de Sistemas as holding the relevant shares in its own name or

•	the investor appearing in the records of the member entity as holding the shares.

The Sociedad de Sistemas has approved certain regulations introducing the so-called “T+3 Settlement System” by which the settlement of any transactions must be made three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, the Sociedad de Sistemas is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.

Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of shares from the Depositary to a holder of ADRs in exchange for such ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

Securities Market Legislation

The Spanish Securities Act (Ley 24/1988) which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework to regulate trading practices, public offerings, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value-added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

•	The concept of the “investment services company” was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

•	An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anónima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

•	The European principle of “single passport” or “single license” was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the “home country principle”), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the “host country principle”).

•	Spanish investment services companies wishing to render their services overseas must be so authorized. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

•	An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

•	Finally, a number of amendments to the Spanish Corporation Law were included. Rights to issue preferred and non-voting stock were extended broadly. In addition, the amendments provided for a new redeemable class of stock to be issued by listed companies.

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL	INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Terra Networks is a company organized under the laws of the Kingdom of Spain and is governed by the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anonimas). In addition, the rights of Terra Networks shareholders are governed by the Terra Networks by-laws (estatutos sociales). The following discussion is qualified in its entirety by reference to the Spanish Corporation Law of 1989 and the full text of the Terra Networks by-laws. The Terra Networks by-laws are filed as an exhibit to this annual report.

Registry and Company’s Purposes

Terra Networks is registered with the Commercial Registry in Barcelona on Page B-217,925, Volume 32,874. Terra Networks’ purpose is to set up activities and provide services in the telecommunications, information and communication fields. Terra Networks may set up Internet and other network-related activities, including those related to access, production, distribution and exhibition of its own or third-party content, portals, e-commerce and any other activities that may exist in these fields in the future, all geared towards meeting market demand. Terra Networks may devote itself, without reservation or limitation of any kind, to any type of lawful business that directly or indirectly contributes to performing the activities included in Terra Networks’ purpose described above. The company’s purpose is set forth in Article 2 of its by-laws.

Directors

A director need not be a shareholder to be elected to the board of directors, unless he or she is provisionally appointed by the board of directors itself through co-option (provisional appointment by the board pending shareholder approval), in accordance with the provisions of Article 138 of the Spanish Corporation Law of 1989.

Description of Terra Networks Ordinary Shares

Dividend Rights

The shareholders shall vote on how fiscal year profits are to be distributed pursuant to the approved balance sheet. Dividends may be paid out from fiscal year profits or from freely available reserves only if Terra Networks’ net worth is no less than the value of the corporate stock, and will not become so as a result of the distribution. All dividends paid out to Terra Networks shareholders shall be in proportion to the capital that they paid in.

Attendance and Voting at Shareholders’ Meetings

Each ordinary share entitles the shareholder to one vote. Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting.

Pursuant to the by-laws of Terra Networks and to the Spanish Corporation Law, general meetings of shareholders may be either ordinary or extraordinary. Ordinary general meetings must be convened within the first six months of each fiscal year on a date fixed by the board of directors. As a general rule, extraordinary general meetings may be called from time to time by Terra Networks’ board of directors at its discretion or at the request of shareholders representing at least 5% of Terra Networks’ share capital. Notices of all shareholders’ meetings must be published in the Commercial Registry Official Gazette (Boletín Official del Registro Mercantil) and in a local newspaper within the province of Barcelona at least 15 days prior to the date fixed for the meeting.

At ordinary general meetings, shareholders are asked to approve Terra Networks’ management, the financial statements for its previous fiscal year and the application of its net income or loss. All other matters may be addressed at extraordinary general meetings called for such purpose. Shareholders can vote on these matters at an ordinary general meeting if such items are included on the meeting’s agenda.

Only holders of more than 25 ordinary shares duly registered in the book-entry record maintained by the Servicio de Compensación y Liquidación de Valores, S.A. (SCLV) at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend shareholders’ meetings.

Terra Networks’ by-laws provide that, on the first call of a general shareholders’ meeting, a duly constituted general meeting of shareholders requires a quorum of at least one-quarter of our issued share capital. On the second call, there is no quorum requirement. Consideration of extraordinary matters such as modification of our by-laws, changes in our share capital structure, change in the corporate form, mergers, spin-offs, issues of bonds, dissolution and liquidation require on first call a quorum of at least one-half of our issued share capital, and on second call the presence of shareholders representing at least one-quarter of our issued share capital. If, after the second call, the shareholders present or represented constitute less than one-half of our issued share capital, resolutions relating to extraordinary matters may be adopted only with the approval of two-thirds of the share capital present or represented at such meeting. A shareholders’ meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of such meeting was given, and, upon unanimous agreement, shareholders may consider any matter at such meeting.

A resolution passed in a general meeting of shareholders is binding on all shareholders, subject to Spanish law. In certain circumstances, such as change of corporate purpose or corporate form, Spanish law allows dissenting or absent shareholders to contest resolutions. In the case of resolutions contrary to law, the right to contest is extended to all shareholders.

Under the Spanish Corporation Law, shareholders who voluntarily aggregate their shares so that they are equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the board of directors. Shareholders who exercise this right may not vote on the appointment of other directors.

Preemptive Rights

Pursuant to the Spanish Corporation Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by Terra Networks, including ordinary shares, and for bonds issued which are convertible into ordinary shares. These preemptive rights may be abolished in certain circumstances if shareholders of Terra Networks pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law.

Form and Transfer

The ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise the shareholders’ rights, though joint holders are jointly and severally liable for all obligations arising from their status as shareholders. The Servicio de Compensación y Liquidación de Valores, S.A. (SCLV), which manages the clearance and settlement system of the Spanish stock exchanges, maintains the central registry of shares reflecting the number of shares held by each of its member entities (entidades adheridas) as well as the amount of such shares held by beneficial owners. Each member entity in turn maintains a register of the owners of such shares.

Transfers of ordinary shares quoted on a Spanish stock exchange must be made through or with the participation of a member of a Spanish stock exchange that is an authorized broker or dealer by book-entry registry or delivery of evidence of title to the buyer. The transfer of shares may be subject to certain fees and expenses.

Reporting Requirements

Because Terra Networks’ ordinary shares are listed on a Spanish stock exchange, agreements with respect to the acquisition or disposition of our ordinary shares must be reported within seven business days of the acquisition or disposal to us, the CNMV, the relevant Spanish stock exchanges and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, where:

•	in the case of an acquisition, the acquisition results in that person or group holding 5% (or successive multiples thereof) of our share capital; or

•	in the case of a disposal, the disposal takes any existing holding of that person or group below a threshold of 5% (or successive multiples thereof) of our share capital.

Any member of the board of directors must report to Terra Networks, to the CNMV and to the relevant Spanish stock exchanges, any percentage or number of shares and stock options held at the time of becoming a member of the board of directors.

Furthermore, any member of the board of directors of Terra Networks must similarly report any acquisition or disposal, regardless of size, of our ordinary shares or stock options. Additional disclosure obligations apply to purchasers in jurisdictions designated as tax havens or lacking adequate supervision and also to voting agreements.

C.    MATERIAL CONTRACTS

Material Contracts

Lycos

On May 16, 2000 our board of directors approved several agreements with Lycos pursuant to which we acquired 100% of the shares of Lycos through a share capital increase with a share exchange that we consummated on October 27, 2000.

In addition, pursuant to a rights offering agreement entered into by us, Telefónica and Lycos, we agreed to make a rights offering whereby we would issue to our shareholders rights to purchase our ordinary shares for an aggregate of €2.2 billion at a price per share of €62.00, which was the closing price of our ordinary shares on May 16, 2000. We completed this rights offering in September 2000. In accordance with the rights offering agreement, Telefónica subscribed for all shares not subscribed for by other shareholders in the rights offering.

Employment contracts were executed with the Lycos management team and became effective at the moment the merger became effective. As of April 30, 2003, the following persons still have employment contracts with us: Edward M. Philip, Jeffrey S. Bennett and John McMahon. At April 30, 2002, Messrs. Bennett and McMahon held options to acquire Terra Networks shares received pursuant to their respective employment contracts.

Strategic Alliance Framework Agreement with Telefónica, S.A.

On February 12, 2003, we entered into a Strategic Alliance Framework Agreement with Telefónica, S.A., which is included as an exhibit to this annual report. This Strategic Alliance Framework Agreement takes full advantage of the Telefónica group’s skills as broad- and narrowband access provider, along with the Terra Lycos Group’s skills as portal, aggregator, supplier and manager of content and services for fixed telephony Internet in the residential, small office/home office (SoHo) and, when so agreed, SME markets. The aim of the Strategic Alliance Framework Agreement is to take advantage of synergies and the creation of value for both Groups.

The Strategic Alliance Framework Agreement has been entered into for a period of six years ending December 31, 2008 and may be renewed on an annual basis thereafter.

The principal provisions of the Strategic Alliance Framework Agreement can be summarized as follows:

(i)	Reinforcement of the Terra Lycos Group as:

•	exclusive provider of the essential portal elements, use of the brand, aggregator of broad- and narrowband Internet content and services targeting the residential, SoHo and (subject to prior specific agreement) SME segments within the Internet fixed telephony-based access and connectivity services offered by companies belonging to the Telefónica group;

•	preferred supplier of audit, consultancy, management and maintenance services for the Telefónica group’s corporate portals;

•	exclusive provider of online e-learning services for all employees of both the Telefónica group and the Terra Lycos Group; and

•	preferred supplier of on-line integrated marketing services for the companies in the Telefónica group.

(ii)	The Telefónica group guarantees to purchase a minimum volume of online advertising spaces on our Internet portals.

(iii)	The companies in the Terra Lycos Group shall purchase exclusively from the Telefónica group wholesale Internet access and connectivity services, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

(iv)	The companies in the Terra Lycos Group shall outsource to the Telefónica group the management of all or part of the service and/or operation of the network access elements required for the provision of Internet access to residential, SoHo and, when so agreed, SME clients, provided, however, that such outsourcing is undertaken under the most favored customer terms allowed by regulations.

(v)	The companies in the Terra Lycos Group shall purchase exclusively from the Telefónica group advanced network services and platforms required to build the Terra Lycos service offering to residential, SoHo and (subject to prior specific agreement) SME clients, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Lycos Group a generation of at least €78.5 million per year on average in value, which results from the difference between (i) the operating income generated under the new Strategic Alliance Framework Agreement, together with any cost savings, and (ii) the operating costs directly related to the generation of such income (whether fixed or variable, exclusive or shared, excluding in all cases the structural costs already existing at Terra Lycos), together with possible additional investments required by the Telefónica group which are necessary for the development of

Telefónica, specific requirements). Under the Agreement, Telefónica must generate for us at least €78.5 million in value per year, for projects that we have a unilateral right to accept, reject or defer. If Telefónica fails to order us services that are worth €78.5 million and we are therefore unable to provide services to Telefónica due to the need for further technological development of the product or service ordered or for any other reason, we may have to defer our recognition of this revenue until a future fiscal year.

While this Strategic Alliance Framework Agreement does not limit in any way whatsoever our capability to provide Internet access services, this new agreement intends to define the basis for a new model of the relationship between the two groups of companies that improves their respective skills to boost the Internet-related growth of both Terra and Telefónica.

In the weeks following the execution of the Strategic Alliance Framework Agreement we entered into numerous specific agreements involving as parties companies of both the Terra Lycos Group and the Telefónica group. These agreements amend or supplement preexisting arrangements, or establish new relationships which further develop and implement the terms of the Strategic Alliance Framework Agreement. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

The Strategic Alliance Framework Agreement with Telefónica S.A., together with all agreements ancillary thereto, could be terminated at Telefónica’s option in the event of a change control of Terra Networks, S.A., provided, however, that the change is not caused by (i) the transfer by Telefónica, S.A. of all or part of its participation in Terra Networks, S.A., or (ii) an act or agreement of Telefónica, S.A. with a third party which leads to a change of control that entitles a shareholder other than Telefónica, S.A. to direct the management and administration of Terra directly or indirectly, as the holder of the majority of voting rights or by virtue of agreements entered into with other shareholders. All the agreements entered into pursuant and subject to the Strategic Alliance Framework Agreement would also terminate on that date. Moreover, should such a change of control take place before October 27, 2005 and should Telefónica, S.A. consequently choose to terminate the Strategic Alliance Framework Agreement, Telefónica would be obligated to purchase products and services from the Terra Lycos Group during each quarter included between the termination date and October 26, 2005, on the following terms (i) $50 million for each quarter the first year, (ii) $56.25 million for each quarter the second year, and (iii) $62.5 million for each quarter the third year.

Other Important Agreements

In January 2002, we entered into an agreement with DoubleClick to use its ad serving tools, which enable us to serve advertising on our network. This agreement supersedes prior agreements entered with DoubleClick and has a term of five years.

D.    EXCHANGE CONTROLS

Foreign Investment and Exchange Control Regulations

In 1991, Spain adopted the European Union standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign investments have generally been abolished.

Pursuant to Spanish Law on Foreign Investments (Ley 18/1992, de 1 de julio) and Royal Decree 664/1999 (Decreto Real 664/1999, de 23 de abril), foreign investors may freely invest in shares of Spanish companies, except in the case of certain strategic industries.

Shares in Spanish companies held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the ADR depositary or Sociedad de Sistema’s member. When a foreign investor acquires shares that are subject to the reporting requirements of the Spanish National Securities Commission, notice must be given by the foreign investor directly to the Registry of Foreign Investment in addition to the notices of majority interests that must be sent to the company, the Spanish National Securities Commission and the applicable stock exchanges. This notice must be given through a bank or other financial institution duly registered with the Banco de España and the CNMV or through bank accounts opened with any branch of such registered entities.

Investment by foreigners domiciled in tax haven jurisdictions (countries identified in Royal Decree 1080/1991 (Decreto Real 1080/1991, de 5 de julio) is subject to special reporting requirements.

Preemptive Rights

Pursuant to the Spanish Corporation Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by us, including our ordinary shares and for bonds issued which are convertible into ordinary shares. These preemptive rights may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law.

Shares issuable upon exercise of rights must be registered under the Securities Act of 1933, as amended, in order to be offered to holders of ADRs. If Terra Networks decided not to register the shares, the rights would not be distributed to holders of ADRs. Pursuant to the deposit agreement, however, the depositary will use its best efforts to sell the ordinary shares that it receives and will distribute the proceeds of the sale to holders of ADRs.

Purchase of Shares

Subject to certain exceptions, we may purchase our own shares if:

•	the purchase has been authorized by the general shareholders’ meeting by means of a resolution establishing the terms of the purchase, including the maximum number of shares to be purchased, the minimum and maximum purchase price and the duration of the authorization, which authorization shall not exceed 18 months;

•	the aggregate nominal value of the shares purchased, together with that of those shares already held by the company and its affiliates, does not exceed five percent of the share capital of the company;

•	the company is able to meet the special reserve required by the provisions of Article 79.3 of the Spanish Corporation Law of 1989, without decreasing its share capital and reserves; and

•	the shares to be purchased are fully paid.

Generally, shares that are not purchased in accordance with the above must be disposed of within one year from the date of the first purchase, cancelled and/or declared void.

Our shareholders’ meeting of April 2, 2003 authorized the acquisition by us or our affiliates of up to five percent of our share capital, including acquisitions of shares in connection with our employee stock option plans. See “Item 10—Additional Information—Employee Stock Option Plan”. This authorization is valid for a period of 18 months from the date of authorization and supersedes previous authorizations.

E.    TAXATION

The following is a general summary of the material Spanish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	who is one of the following:

(i)	a citizen or individual resident of the United States for United States federal income tax purposes,

(ii)	a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

(iii)	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

(iv)	a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

(b)	who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c)	who holds the shares or ADSs as capital assets;

(d)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of the company; and

(e)	whose holding is not effectively connected with (1) a permanent establishment in Spain through which such U.S. Holder carries on or has carried on a business, or (2) a fixed base in Spain from which such U.S. Holder performs or has performed independent personal services.

This summary does not address the tax considerations that may apply to holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors holding the shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

For purposes of the Treaty and United States federal income tax, U.S. Holders of American Depositary Receipts (“ADRs”) will be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends, at an 18% tax rate for 2002 and at a 15% tax rate starting in January 2003. Under the Treaty, a U.S. holder is subject to the Treaty-reduced rate of 15%, which matches up with the regular tax rate of 15% for 2003.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish income tax is generally levied at a 35% tax rate on capital gains obtained by nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. For 2002, Spanish income tax will be levied at an 18% tax rate and for 2003 at a 15% tax rate on capital gains if such gains arise from earnings derived from the transfer or refund of shares and investments in “collective investment schemes” such as investment companies or investment funds.

Capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of at least 25% in our capital during the twelve months preceding the disposition of the stock. U.S. Holders may be required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of residence on IRS Form 6166 or successor form from the IRS stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty, the request for which must include a signed statement declaring, under penalties of perjury that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed, together with Spanish Form 210 that must be filed within one month from the date in which the capital gain is realized.

Spanish Wealth Tax

Individuals who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Individuals who hold shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, nonresidents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. Nonresidents of Spain should consult their tax advisors with respect to the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of shares or ADSs on death and by gift are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the resident beneficiary. However, the Spanish tax authorities may seek to tax inheritances or gifts of shares or ADSs independently of the place of residence of the beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 0% and 81.6% for individuals. Gifts of shares granted to corporations are subject to corporate tax which is generally levied at the rate of 35%.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax will be levied on such transfers.

United States Federal Income Tax Considerations

Passive Foreign Investment Company Rules

We cannot provide U.S. Holders any assurance that we were not considered a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the 2002 taxable year. PFIC status is determined based on the composition of a company’s income and the market value of its assets from time to time.

If we are treated as a PFIC for any year during a U.S. Holder’s holding period, the U.S. Holder will be subject to special rules that could result in adverse tax consequences. Upon a disposition of shares or ADSs, including a disposition pursuant to an otherwise tax-free reorganization, or on receipt of an “excess distribution” from us (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years), a U.S. Holder generally would be subject to tax as if the gain or excess distribution had been (i) realized ratably over the Holder’s holding period for the shares or ADSs and (ii) taxable at the highest rates in effect over that period, and would be subject to an interest charge on the deferred tax. Furthermore, any dividends paid by a PFIC will not constitute qualified dividend income (as discussed below).

If the shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election, which may mitigate some of the adverse tax consequences resulting from a company’s PFIC status. Under Treasury regulations, both our shares and ADRs representing ADSs currently are “regularly traded” on a “qualified exchange”. If a U.S. Holder makes the election, the U.S. Holder generally will include each year as ordinary income the excess, if any, of the fair market value of the shares or ADSs at the end of the taxable year over the Holder’s adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of shares or ADSs will be treated as ordinary income.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns shares or ADSs during any year in which we are a PFIC, the Holder must file Internal Revenue Service Form 8621.

We urge U.S. Holders to consult their own tax advisors concerning our PFIC status and the availability and consequences of making the mark-to-market election discussed above.

The discussion below is applicable to a U.S. Holder if we are not a PFIC during each and every year in which the Holder holds shares or ADSs.

Taxation of Dividends

The gross amount of any distributions (including the amount of any Spanish taxes withheld) paid to a U.S. Holder will be taxable as ordinary income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a U.S. Holder, in the case of shares, or by the ADS Depositary, in the case of ADSs. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction.

The amount of any distribution paid in euros, including the amount of any Spanish taxes withheld therefrom, will be included in the gross income of a U.S. Holder of shares in an amount equal to the U.S. dollar value of the euros calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder of shares generally will not be required to recognize foreign currency gain or loss in respect of the distribution. If the euros received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder of shares will have a basis in the euros equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss. In the case of a U.S. Holder of ADSs, the amount of any distribution paid in euros generally will be converted into U.S. dollars by the ADS Depositary upon its receipt. Accordingly, a U.S. Holder of ADSs generally will not be required to recognize any foreign currency gain or loss in respect of the distribution.

Effect of Spanish Withholding Taxes

As discussed above in “Spanish Tax Considerations”, under current law, payments of dividends on the shares or ADSs to foreign investors (including U.S. Holders) are subject to Spanish withholding taxes. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the gross amount of any dividend paid, including Spanish taxes withheld, and then as having paid over the withheld taxes to the Spanish taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder will be greater than the amount of cash the U.S. Holder actually received.

Subject to limitations and restrictions, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld. Dividends paid with respect to shares or ADSs will generally constitute foreign source “passive” income or, in the case of certain holders, “financial services” income for foreign tax credit purposes. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of a credit, a U.S. Holder may claim a deduction for any Spanish taxes withheld that are not refundable to it by the Spanish tax authorities. The deduction for foreign taxes paid is only available for taxable years in which the U.S. Holder does not choose to benefit from the foreign tax credit with respect to any foreign taxes.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Spanish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Taxation of Capital Gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs exceeds one year. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

Under the Treaty between the United States and Spain, gains on the sale or other disposition of the shares or ADSs by a U.S. Holder will not be subject to Spanish tax as long as the gain is not attributable to a permanent establishment in Spain, the Holder has not, at any time during the 12-month period before the disposition, held, directly or indirectly, at least 25% of the of the capital of the company and if the Holder provides the relevant Spanish tax authorities with an IRS certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210 that must be filed within one month from the date in which the capital gain is realized, as described above. Special rules apply to individuals who are residents of more than one country.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends received from U.S. corporations as well as from certain non-U.S. corporations. The exact extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements throughout the remainder of 2003. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.–related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

G.    STATEMENTS BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

This report and other information filed or to be filed by Terra Networks can be inspected and copied at the public reference facilities maintained by the SEC at:

•	Judiciary Plaza
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20529

Copies of these materials can also be obtained from the Public Reference Section of the SEC, at prescribed rates.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Form 20-F may be inspected at the corporate offices of Terra Networks which are located at Calle Nicaragua, 54, 08029 Barcelona, Spain.

Further information regarding Telefónica’s public tender offer for our shares is available in the tender offer notification on Form CB filed by Telefónica with the SEC on June 23, 2003.

English translations of the material contracts and agreements discussed in this annual report have been filed as exhibits to our SEC filings. Where a complete agreement has not been provided, a summary of the contract in English has been included.

I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal market risks relate to changes in foreign currency exchange rates and changes in equity prices.

We are exposed to market risk from changes in foreign currency exchange rates due to our operations and investments in countries outside the euro zone, principally the United States and countries in Latin America such as Brazil and Mexico. The currency of many Latin American countries, including Brazil and Mexico, and recently, Argentina, have experienced substantial depreciation and volatility in the past and our revenues may decline in value if the local currencies depreciate relative to the euro.

We are also exposed to market risk from changes in the market values of equity securities we hold for investment. We record such investments on our consolidated balance sheet at the lower of cost or market value. For listed securities, market value is based on the lower of the average market price during the last quarter of the year and the market price at year end. For unlisted securities, market value is based on cost, net, if appropriate, of the required allowance for diminution in value. Substantially all of the equity securities held for investment by us at December 31, 2002 were included in Lycos’ portfolio of equity investments when we acquired Lycos. The table below shows information regarding our main equity securities held for investment at December 31, 2001 and December 30, 2002.

	At December 31, 2001
Investment	Number of shares held	Market price per share	Total market value
		(in dollars)	(in millions of dollars)
Fast Search & Transfer	14,127,855	1.29	18.2
Easylink Services Corp.	200,000	0.49	1.0
Amazon.com Inc.	62,262	10.82	0.7
Global Sports	7,927	19.95	0.2
Cross Media	13,073	9.00	0.1
Fairmarket	724,823	1.12	0.8
Autobytel	1,078,344	1.73	1.9
WIT Capital	175,000	2.33	0.4

	At December 31, 2002
Investment	Number of shares held	Market price per share	Total market value
		(in dollars)	(in millions of dollars)
Fast Search & Transfer	14,127,855	0.54	7.6
Easylink Services Corp.	200,000	0.64	0.1
Amazon.com Inc.	62,262	18.89	1.2
Global Sports	7,927	3.65	0.0
Cross Media	13,073	0.55	0.0
Fairmarket	724,823	1.61	1.2
Autobytel	1,078,344	2.80	3.0
WIT Capital	175,000	1.50	0.3

We do not use derivative instruments, such as forward contracts, option contracts, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS	AND PROCEDURES

Our Chairman and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) within 90 days of the date of this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our Company, particularly during the period in which this Annual Report on Form 20-F and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chairman and Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 16.    RESERVED

PART III

Item 17. FINANCIAL	STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

Item 18. FINANCIAL	STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

Item 19. FINANCIAL	STATEMENTS AND EXHIBITS

(a)	List of Financial Statements

Page

Index to Terra Networks Consolidated Financial Statements	[F-1	]

Independent Auditors’ Report of Deloitte Touche Tohmatsu	[F-2	]

Independent Auditors’ Report of Arthur Andersen y Cía	[F-3	]

Report of BDO Audiberia relating to Terra Networks España, S.A.U.	[F-4	]

Consolidated Balance Sheets as of December 31, 2002 and 2001	[F-5	]

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	[F-7	]

Notes to the Consolidated Financial Statements	[F-9	]

(b)	List of Exhibits

1.1	Amended and Restated Bylaws (English translation).

4.1	Amended and Restated Agreement and Plan of Reorganization dated as of September 20, 2000, among Terra Networks, S.A., Lycos, Inc. and Lycos Virginia, Inc.**

4.2	Amended and Restated Rights Offering Agreement dated as of May 16, 2000, by and among Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.**

4.3	Strategic Alliance Memorandum of Understanding, dated as of May 16, 2000, by and among Bertelsmann AG, Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.*

4.4	Strategic Alliance Memorandum of Understanding, dated as of May 16, 2000, by and among Bertelsmann AG, Terra Networks, S.A. and Lycos, Inc.*

4.5	Letter of Understanding, dated as of May 16, 2000, between Terra Networks, S.A. and Bertelsmann AG.*

4.6	Letter of Intent, dated as of May 16, 2000, between Terra Networks, S.A. and Bertelsmann AG.*

4.7	Statement of Intent, dated as of January 4, 2000, between Argentaria, Caja Postal y Banco Hipotecario, S.A. and Terra Networks, S.A.*

4.8	Statement of Intent, dated as of January 4, 2000, between Argentaria, Caja Postal y Banco Hipotecario, S.A. and Terra Networks, S.A. (English translation).*

4.9	Letter of Intent, dated as of March 2000, by and among Wit Capital Group, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Terra Networks, S.A., ENBA PLC and the shareholders and optionholders listed therein.*

4.10	Series B Convertible Preferred Stock Purchase Agreement, dated as of February 3, 2000, by and among Aremate.com, Inc. and Terra Networks USA, Inc.*

4.11	Agreement for the Supply of Journalistic Content, dated as of April 20, 2000, between Terra Networks Brasil S.A., Agência Estado LTDA., S.A. “O Estado de S. Paulo”, Rádio Eldorado LTDA. and Terra Networks S.A.*

4.12	Agreement for the Supply of Journalistic Content, dated as of April 20, 2000, between Terra Networks Brasil S.A., Agência Estado LTDA., S.A. “O Estado de S. Paulo”, Rádio Eldorado LTDA. and Terra Networks S.A. (English translation).*

†4.13	Strategic Alliance Framework Agreement, dated as of February 12, 2003, between Telefónica, S.A. and Terra Networks, S.A.

8.1	List of Subsidiaries.

10.1	Consent of Deloitte Touche Tohmatsu to incorporation by reference.

10.2	Consent of BDO Audiberia to incorporation by reference.

*	Incorporated by reference to Terra Networks’ annual report on Form 20-F for the fiscal year ended December 31, 1999 filed with the Commission on June 30, 2000.
**	Incorporated by reference to Terra Networks’ registration statement on Form F-4, registration number 333-12208 filed with the Commission on September 21, 2000.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERRA NETWORKS, S.A.

By:	/s/ JOAQUIM AGUT BONFILLS
Name:	Joaquim Agut Bonfills
Title:	President and Executive Chairman

Date: June 27, 2003

SECTION 302 CERTIFICATES

CERTIFICATION

I, Joaquim Agut Bonsfills, certify that:

1.	I have reviewed this annual report on Form 20-F of Terra Networks;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ JOAQUIM AGUT BONSFILLS
Name: Joaquim Agut Bonsfills
Title: President and Chief Executive Officer

CERTIFICATION

I, Elías Rodríguez-Viña Cancio certify that:

1.	I have reviewed this annual report on Form 20-F of Terra Networks;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joaquim Agut Bonsfills, certify that, to my knowledge, the Annual Report of Terra Networks on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Terra Networks as of the dates and for the periods set forth therein.

/s/ JOAQUIM AGUT BONSFILLS
Name: Joaquim Agut Bonsfills
Title: President and Chief Executive Officer

Date:  June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Terra Networks and will be retained by Terra Networks and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Terra Networks specifically incorporates it by reference.

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Elías Rodríguez-Viña Cancio, certify that, to my knowledge, the Annual Report of Terra Networks on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Terra Networks as of the dates and for the periods set forth therein.

/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer

Date: June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Terra Networks and will be retained by Terra Networks and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Terra Networks specifically incorporates it by reference.

Independent Auditors’ Report

To the Shareholders of Terra Networks, S.A.:

We have audited the accompanying consolidated balance sheets of TERRA NETWORKS, S.A. and SUBSIDIARIES as of December 31, 2002 and 2001, and the related consolidated statements of operations, for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s directors. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Terra Networks España, S.A., which statements reflect total assets, net income and revenues representing 1.05%, 4.11% and 16.21% in 2002 and 6.16%, 19.84% and 18.32% in 2001, respectively, of the related consolidated totals. Those statements were audited by other auditor whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included for this entity, is based solely on the report of the other auditor.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditor, the consolidated financial statements present fairly, in all material respects, the financial position of Terra Networks, S.A. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and the funds obtained and applied for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the two years in the period ended December 31, 2002 and the determination of shareholders’ equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 22.

DELOITTE & TOUCHE ESPAÑA, S.L.

Madrid, Spain

February 26, 2003 (except for the note 22, as to which the date is June 27, 2003)

[ANDERSEN LOGO]

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Terra Networks, S.A. :

We have audited the accompanying consolidated statement of operations and the notes referred to of Terra Networks, S.A. and Subsidiaries for the year ended December 31, 2000. The preparation of the consolidated statement of operations and the notes referred to above is the responsibility of Group´s directors. Our responsibility is to express an opinion on the consolidated financial statement taken as a whole based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of operations and the notes referred to are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of operations and the notes referred to. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated statement of operations and the notes referred to above present fairly, in all material aspects, the results of operations and the funds obtained an applied of Terra Networks, S.A. and Subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Spain.

Accounting practices used by Terra Networks, S.A. and Subsidiaries in preparing the consolidated statement of operations referred to above conform with generally accepted accounting principles in Spain, but do not conform with accounting principles generally accepted in the United States. A description of these differences and the reconciliation of consolidated net loss as of December 31, 2000 to United States generally accepted accounting principles, is set forth in Note 22 to the accompanying consolidated financial statements.

Arthur Andersen y Cía, S. Com

(A member firm of Andersen Worldwide until April 1, 2002)

Madrid—Spain, February 26, 2002

AUDITORS REPORT ON THE ANNUAL FINANCIAL STATEMENTS

(Free translation from the original in Spanish)

To the sole shareholder of TERRA NETWORKS ESPAÑA, S.A., (Company with a sole shareholder)

1.	We have audited the annual financial statements of TERRA NETWORKS ESPAÑA, S.A. (Company with a sole shareholder), which comprise the balance sheet at December 31, 2002, the profit and loss account and the notes to the financial statements for the year then ended, the preparation of which is the responsibility of the company’s Administrators. Our responsibility is to express an opinion on the financial statements taken as a whole, based on our work carried out in accordance with generally accepted auditing standards in the United States of America, which require the examination, on a test basis, of the evidence supporting the financial statements and the evaluation of their presentation, of the accounting principles applied and of the estimates carried out.

2.	In accordance with commercial law, the Administrators present, for comparative purposes, in addition to the figures for 2002, comparative figures for the previous year for each of the items in the balance sheet, profit and loss account, and statement of source and application of funds. Our opinion refers exclusively to the annual financial statements for 2002. On February 8, 2002 we issued our audit report on the 2001 annual financial statements, in which we expressed an unqualified audit opinion.

3.	As explained in note 1 of the attached notes to the financial statements, the company’s main activity is centered on internet access and portal. The progress of the company and of its dependant companies (note 8 to the financial statements) is at present in the development and consolidation stage within the framework of a business plan. The financial statements at December 31, 2002 show significant accumulative losses as well as negative working capital. Notwithstanding the above, the company is expected to generate a profit before the end of the period covered by the business plan on the assumption that the business prospects are met and the expected results achieved. To obtain this, the company and its dependants can count on the financial support of the sole shareholder.

4.	As indicated in notes 11 and 12 of the attached notes to the financial statements, the company maintains balances and carries out significant transactions with companies of the Telefonica Group.

5.	In our opinion, the annual 2002 financial statements present, in all material respects, a true and fair view of the net equity and of the financial situation of TERRA NETWORKS ESPAÑA, S.A. (Company with a sole shareholder) at December 31, 2002 and of the results of its operations and of the sources and applications of funds during the year then ended, and contain the necessary and sufficient information for their adequate interpretation and understanding, in accordance with generally accepted accounting principles in Spain applied on a consistent basis with that of the preceding year.

6.	The attached 2002 Directors’ Report contains such explanations as the Administrators consider relevant to the situation of the company, the development of its business and other matters, and does not form an integral part of the annual financial statements. We have verified that the accounting information included therein is consistent with that disclosed in the 2002 annual financial statements. Our work as auditors is limited to the verification of the Directors’ Report within the scope described in this paragraph, and does not include a review of information other than that obtained from the accounting records of the company.

BDO Audiberia

/s/ Alfonso Osoro Iturmendi

Alfonso Osoro Iturmendi

Partner Registered Auditor

Madrid, January 31, 2003

TERRA NETWORKS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

	31/12/02	31/12/01
	Thousands of Euros
ASSETS

DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL (Notes 4-a and 11)	291,857	367,013
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 7)	1,466	85,838
Intangible assets—(Note 8)	57,086	158,097
Research and development expenses	155	155
Intellectual property	23,052	26,209
Computer software	78,627	85,006
Intangible assets in progress	3,977	2,979
Other intangible assets	112,482	203,674
Allowances	(19,377)	(22)
Accumulated amortization	(141,830)	(159,904)
Property and equipment—(Note 9)	54,759	128,218
Land and structures	18,312	18,888
Plant and machinery	8,782	9,919
Computer hardware	131,956	154,325
Furniture	14,120	15,640
Advances and construction in progress	214	3,232
Other tangible fixed assets	8,147	7,377
Allowances	(29,233)	0
Accumulated depreciation	(97,539)	(81,163)
Long-term investments-	522,278	1,125,515
Investments in companies accounted for by the equity method (Note 6)	134,863	274,995
Other investments (Note 10)	93,785	50,193
Receivable from Telefónica Group companies (Note 13)	0	1,496
Loans to associated companies (Note 14)	11,902	21,109
Other loans	297	390
Long-term deposits and guarantees given	1,839	2,065
Taxes receivable (Note 15)	291,634	683,260
Other long-term investments (Notes 4 and 11)	71,400	138,942
Allowance for investments in companies accounted for by the equity method (Note 6)	(4,789)	(5,644)
Portfolio allowances (Note 10)	(78,653)	(39,795)
Other financial allowances	0	(1,496)
Long-term treasury stock (Note 11)	1,858	2,187

Total fixed and other noncurrent assets	637,447	1,499,855

CONSOLIDATION GOODWILL (Notes 4 and 5)	627,189	1,819,185

DEFERRED CHARGES	10,369	8,824

CURRENT ASSETS
Due from stockholders for uncalled capital (subsidiaries)	0	0
Inventories	415	2,334
Accounts receivable-	147,363	179,977
Trade receivables for sales and services	37,403	62,025
Receivable from Telefónica Group companies (Note 13)	60,545	44,407
Receivable from associated companies (Note 14)	2,870	2,667
Taxes receivable (Note 15)	45,450	68,881
Other accounts receivable	1,095	1,997
Short-term investments-	1,734,663	2,189,388
Loans to Telefónica Group companies (Note 13)	1,362,299	1,591,598
Loans to associated companies (Note 14)	181	6,202
Other short-term investments (Note 4-h)	372,183	591,588
Cash	26,425	736
Accrual accounts	29,194	40,019

Total current assets	1,938,060	2,412,454

TOTAL ASSETS	3,504,922	6,107,331

The accompanying Notes 1 to 22 are an integral part of these consolidated balance sheets

	31/12/02	31/12/01
	Thousands of Euros

STOCKHOLDERS’ EQUITY AND LIABILITIES

STOCKHOLDERS’ EQUITY (Note 11)
Capital stock	1,216,321	1,242,532
Additional paid-in capital	5,491,533	5,635,694
Reserves of the Parent Company:
Unrestricted reserves	6	6
Reserves for treasury stock	1,858	2,187
Reserves for redeemed capital stock	26,211	0
Prior years’ income	111,320	15,691
Reserves at fully consolidated companies	(1,127,157)	(609,783)
Reserves at companies accounted for by the equity method	(185,451)	(41,227)
Translation differences in consolidation	(334,884)	(122,010)
Loss for the year attributable to the Parent Company	(2,008,870)	(566,298)

Total stockholders’ equity	3,190,887	5,556,792

MINORITY INTERESTS (Note 12)	0	3,528

NEGATIVE CONSOLIDATION GOODWILL (Note 4-a)	7,587	12,903

DEFERRED REVENUES	485	4,724

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-h)	34,789	30,581

LONG-TERM DEBT	6,116	16,088

LONG-TERM DEFERRED TAX LIABILITY (Note 15)	2,744	51,208

CURRENT LIABILITIES
Payable to credit institutions	0	0
Payable to Telefónica Group companies (Note 13)	34,855	138,559
Payable to associated companies (Note 14)	3,478	3,077
Trade accounts payable	118,879	172,345
Other nontrade payables:
Taxes payable (Note 15)	12,480	6,627
Other nontrade payables	34,738	53,411
Accrual accounts	57,884	57,488

Total current liabilities	262,314	431,507

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	3,504,922	6,107,331

The accompanying Notes 1 to 22 are an integral part of these consolidated balance sheets

TERRA NETWORKS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
	Thousands of Euros
EXPENSES:
Decrease in inventories	3,839	2,441	745
Procurements:
Purchases from Telefónica Group companies (Note 16)	160,122	166,453	76,737
Purchases from associated companies	361	0	6
Other purchases and work performed by other companies	129,297	183,145	116,138
Personnel expenses (Note 16)	165,433	204,969	116,868
Depreciation and amortization expense	142,718	157,426	83,513
Variation in operating allowances	21,613	22,887	13,727
Other operating expenses:
Outside services provided by Telefónica Group companies (Note 16)	12,596	25,023	11,347
Outside services provided by associated companies	87	58	18
Outside services and other operating expenses (Note 16)	270,137	348,554	331,189

Total operating expenses	906,203	1,110,956	750,288

Operating income	—	—	—

Financial expenses on debts	3,977	10,480	6,581
Exchange losses	7,864	13,152	44,331
Other financial and similar expenses	7,467	7,257	494

Financial income	63,544	126,262	35,487

Share in losses of companies accounted for by the equity method (Note 6)	148,902	181,732	54,721
Amortization of consolidation goodwill (Note 5)	254,157	386,332	253,484

Income from ordinary activities	—	—	—

Variations in investment valuation allowance (Note 10)	33,488	12,163	11,095
Variation in tangible fixed asset and intangible asset allowances	54,199	0	0
Losses on investments	2,866	0	0
Extraordinary expenses and losses (Note 16)	994,935	65,533	82,449

Extraordinary income	—	—	—

Income before taxes and minority interests	—	—	—

Net income for the year	—	—	—

The accompanying Notes 1 to 22 are an integral part of these consolidated balance sheets

	2002	2001	2000
	Thousands of Euros
REVENUES:
Net sales:
Net sales to Telefónica Group companies (Note 16)	53,651	28,030	26,282
Net sales and services to associated companies	32,454	1,445	409
Net sales and services	530,841	660,480	277,301
Capitalized expenses of Group work on fixed assets	1,656	2,488	968
Other operating revenues from Telefónica Group companies (Note 16)	1,989	494	1,052
Other operating revenues	1,200	575	1,517

Total operating revenues (Note 16)	621,791	693,512	307,529

Operating loss	284,412	417,444	442,759

Revenues from investments in and loans to Telefónica Group companies (Note 16)	48,989	70,366	37,173
Revenues from investments in and loans to associated companies	313	8,576	228
Financial revenues from investment securities and loans	21,037	57,384	14,346
Exchange gains	8,973	14,009	30,970
Other financial and similar revenues	3,540	6,816	4,176

Financial loss	—	—	—

Reversal of negative consolidation goodwill	1,602	2,825	0

Loss on ordinary activities	622,325	856,421	715,477

Gain on sale of investments	19,734	0	0
Other extraordinary revenues	19,422	2,849	3,834

Extraordinary loss	1,046,332	74,847	89,710

Loss before taxes and minority interests	1,668,657	931,268	805,187

Corporate income tax (Note 15)	(342,625)	363,350	248,142
Loss attributed to minority interests (Note 12)	2,412	1,620	691

Loss for the year	2,008,870	566,298	556,354

The accompanying Notes 1 to 22 are an integral part of these consolidated balance sheets

T ERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(1)    DESCRIPTION OF THE TERRA NETWORKS GROUP

Terra Networks, S.A. (“the Parent Company”) was incorporated for an indefinite period of time in Madrid on December 4, 1998, under its original name of Telefónica Comunicaciones Interactivas, S.A. The Parent Company changed its corporate name to Telefónica Interactiva, S.A. on February 17, 1999, and to Terra Networks, S.A. on September 7, 1999.

Its registered office is at Calle Nicaragua, 54, Barcelona.

Its corporate purpose is the provision and operation of Spanish and international telecommunications services, the provision of related content production services for on-line access, interactive services, and the provision and operation of current and future information and communications services and technologies, subject in all cases to the applicable legislation and to the prior obtainment, where necessary, of such administrative authorizations or licenses as might be required. The Parent Company may also engage in the design, development, manufacture and marketing of supplementary equipment and systems for the functioning of said communications and in the provision of services relating to project coordination and management and to the installation, maintenance, operation, management, administration and marketing of, and counseling on, communications systems.

All the business activities composing the corporate purpose may be carried on in Spain and abroad, and the Parent Company may perform them directly or through interests in the business activities of other companies with a similar corporate purpose, either by promoting the foundation or formation of such companies or by acquiring holdings in their capital.

In order to carry on its business activities, Terra Networks, S.A. has incorporated subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2002, the Terra Lycos Group was providing services through direct or indirect holdings in Spain, France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Belgium, the Czech Republic, Mexico, Brazil, the U.S., Guatemala, Argentina, Peru, Chile, Colombia, Venezuela, El Salvador, Uruguay, Costa Rica, Honduras, Nicaragua, Panama, the Dominican Republic, China, Singapore, Taiwan, the Philippines, Malaysia, India, Indonesia, Hong Kong and Thailand, (see Exhibit I). The holdings in France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Belgium, the Czech Republic, China, Singapore, Taiwan, the Philippines, Malaysia, India, Indonesia, Hong Kong and Thailand arose as a result of the merger with Lycos, Inc. (formerly Lycos Virginia, Inc.), which was approved by the Board of Directors of Terra Networks, S.A. on May 16, 2000; the European holdings are owned through Lycos Europe N.V., a subsidiary of Lycos, Inc.

The agreements entered into on May 16, 2000, by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG for the acquisition of Lycos, Inc. included an agreement for cooperation relating to access to the new content of the Group and joint marketing campaigns. The agreement stipulated that Bertelsmann AG would make payments of US$ 325 million for the products and services purchased from the Terra Lycos Group in the first two years following the merger of Terra Networks, S.A. and Lycos, Inc. The agreement also stated that Bertelsmann AG would make certain payments up to a total amount of US$ 675 million for the products and services purchased from the Group in the first three years following the second anniversary of the merger of Terra Networks, S.A. and Lycos, Inc., and Telefónica, S.A. undertook to purchase goods and services from the Group during that period for the amount of the purchases not made by Bertelsmann AG, up to a total amount of US$ 675 million. On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Framework Strategic Alliance Agreement to replace the afore-mentioned Strategic Agreement. Also, all the parties have entered into a preferential interest agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market.

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broad band technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

As reflected by a study carried out by an independent appraiser, at the request of the Parent Company’s Board of Directors, the ability of the new strategic alliance agreement to create value for the Terra Lycos Group and its stockholders is, at least, equal to that of the agreement which it replaces. The Framework Agreements makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The new agreement establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their growth in the Internet, with the aim of taking advantage of the synergies and creating value for both companies. As a result of this alliance, the Terra Lycos Group is guaranteed the generation of at least €78.5 million per year in value, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new agreement is six years, and it is expected to be renewed on an annual basis thereafter (see Note 20).

During 2002 the Terra Lycos Group’s business model has been evolving progressively to adapt to circumstances in the market in general, and in the Internet industry in particular. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of the Terra Lycos Group in 2002 is the negative macroeconomic situation in the countries in which it is present. To the negative consequences of this situation for the Company in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies (basically the U.S. dollar and the Brazilian real) on the consolidated statement of operations. Added to this negative macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group is present, in particular Brazil, Venezuela and Argentina, is also noteworthy. As a consequence, most of the Terra Lycos Group’s subsidiaries have obtained negative deviations in their net results compared to those budgeted for 2002.

The Company performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the Company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The Company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2002 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, in accordance with the accounting principle of prudence in valuation. Additionally, an independent appraiser has been requested to prepare a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represents approximately 50% of the total).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

As a result of this study, in accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (see Notes 5 and 15). Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances were recorded amounting to €32,573 thousand and €21,648 thousand, respectively (see Notes 7, 8 and 9).

Terra Networks, S.A. is listed on the Spanish (New Market) and New York (NASDAQ) Stock Exchanges. As of December 31, 2002 and 2001, its stockholders were as follows:

Stockholder	Percentage of Ownership
	12/31/02	12/31/01
Telefónica, S.A.	38.58	37.03
Citibank, NA	4.59	7.80
Other stockholders	56.83	55.17

Total	100.00	100.00

The purpose of the holdings owned by Citibank, NA and of the minority holdings of Banco Zaragozano (1.15%) and Caja de Ahorros y Pensiones de Barcelona (1.15%) was to enable the financial institutions acting as agents in the Stock Option Plan for Terra Networks, S.A.’s employees (see Notes 11, 18-a and 18-b) to have ownership interests in the capital stock of Terra Networks, S.A.

As of December 31, 2002, Lycos, Inc. owned a total of 2,420,468 shares of its Parent Company, Terra Networks, S.A., which represents 0.398% of the capital stock as of that date.

Because of the activities in which the Terra Lycos Group engages, it has no liabilities, expenses, assets, or allowances and contingencies of an environmental nature which could be material in relation to the Group’s net worth, financial position and consolidated results. Accordingly, specific details are not included in these notes to the consolidated financial statements with respect to information relating to environmental matters.

(2)    BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)    True and fair view-

The accompanying consolidated financial statements, which were prepared by the Parent Company’s directors from the accounting records of Terra Networks, S.A. and its subsidiaries, are presented in accordance with the Spanish National Chart of Accounts and Royal Decree 1815/1991 and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Parent Company and its subsidiaries. The financial statements of the subsidiaries were prepared by each company’s directors in accordance with Spanish accounting principles and standards and with the applicable legislation in the countries in which these companies are located.

The 2002 consolidated financial statements will be submitted for approval by the Parent Company’s Stockholders’ Meeting, and it is considered that they will be approved without any changes.

The consolidated financial statements for 2001 were approved by the Stockholders’ Meeting of Terra Networks, S.A. on April 9, 2002.

The figures in the accompanying consolidated balance sheets, consolidated statements of operations and notes to consolidated financial statements are expressed in thousands of euros unless otherwise stated.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

b)    Consolidation principles-

The companies over which effective control is exercised by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; those in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method.

In 2002, all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Uno-e Bank, S.A., Azeler Automoción, S.A., OneTravel.com, Inc., Terra Mobile, S.A., Iniciativas Residenciales en Internet, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe N.V., Sympatico Lycos, Inc., Lycos Ventures LP, Fast Search & Transfer ASA y Autobytel, Inc.), which are accounted for by the equity method, since in these companies, although there is not control of the governing bodies or ownership of the majority of the voting rights, there is a lasting relationship in which influence is exercised in the management of the companies.

In 2002 the minority holdings which Lycos, Inc. owns in Fast Search & Transfer ASA and Autobytel, Inc., over whose management significant influence is not exercised, were recorded at market value, rather than being accounted for under the equity method, which gave rise to a charge amounting to €28,303 thousand which was recorded under the “Variation in Investment Valuation Allowance” caption in the consolidated statement of operations.

In 2001, all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Uno-e Bank, S.A., Azeler Automoción, S.A., OneTravel.com, Inc., Terra Mobile, S.A., Emplaza, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe N.V., Sympatico Lycos, Inc., Lycos Ventures LP, Fast Search & Transfer ASA y Autobytel, Inc.), which were accounted for by the equity method, since in these companies, although there is not control of the governing bodies or ownership of the majority of the voting rights, there is a lasting relationship in which influence is exercised in the management of the companies.

Additionally, there are inactive companies, whose effect on the consolidated financial statements is not significant, which were not included in the scope of consolidation, and other companies in which the Parent Company owns holdings of 20% or less, which are included in the consolidated balance sheet under the “Other Investments” caption at historical cost. The related investment valuation allowance was recorded where necessary (see Note 10).

All material accounts and transactions between the consolidated companies were eliminated in consolidation.

The equity of the minority stockholders in the net worth and results of the fully consolidated subsidiaries is recorded under the “Minority Interests” caption on the liability side of the consolidated balance sheet and the “Loss Attributed to Minority Interests” caption in the consolidated statement of operations, respectively.

The result of accounting for the investments in associated companies in the consolidated balance sheet by the equity method is reflected under the “Investments Accounted for by the Equity Method” caption on the asset side of the consolidated balance sheet and the “Share in Losses of Companies Accounted for by the Equity Method” caption in the consolidated statement of operations, respectively.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated companies to the Parent Company’s accounts, since it is considered that these reserves will be used as self-financing resources by the respective consolidated companies.

c)    Comparative information-

As a general rule, and pursuant to current accounting legislation, the Parent Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

In order to adapt the amortization period to the revenue generation estimates made on the basis of the new economic situation and the rate of maturation of the industry, and to thus achieve a better matching of expenses and revenues, from July 1, 2001 onwards the goodwill not assigned to specific assets started to be amortized over ten years, and the remaining useful lives as of June 30, 2001, were extended by five years.

d)    Scope of consolidation-

The consolidated Terra Lycos Group companies and information thereon are described in Exhibit I.

The main changes in the scope of consolidation in 2002 and 2001 were as follows (in chronological order):

d.1.)    Subsidiaries-

•	Terra Networks Latam, S.L.-

In April and December 2002 a corporate reorganization was carried out through the contribution by Terra Networks, S.A. to Terra Networks Latam, S.L. (a wholly-owned subsidiary) of the holdings in foreign companies located in Latin America at their net book value (see Exhibit I).

•	Terra Networks Asociadas, S.L.-

In June and December 2002 a corporate reorganization was completed through the contribution by Terra Networks, S.A. to Terra Networks Asociadas, S.L. (a wholly-owned subsidiary) of various holdings of under 100% in Spanish and foreign companies at their net book value (see Exhibit I).

The detail of the capital increases at foreign subsidiaries in 2002 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
T.N Guatemala, S.A.	—	1,100
T.N. Perú, S.A.	4,976	—
T.N. México Holding, S.A. de C.V.	—	34,500
T.N. Chile Holding Ltda.	—	1,700
T.N. Venezuela, S.A.	—	3,125
T.N. Colombia Holding S.A.	—	7,700

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The detail of the capital increases at foreign subsidiaries in 2001 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
T.N Guatemala, S.A.	6,772	2,000
T.N. Perú, S.A.	13,732	—
T.N. Argentina, S.A.	5,500	—
T.N. México Holding, S.A. de C.V.	140,760	75,000
Telefónica Interactiva Brasil, S.A.	38,007	—
Terra Networks Brasil, S.A.	127,979	—
T.N. Chile Holding Ltda.	—	8,500
T.N. Venezuela, S.A.	4,700	5,450
T.N. Colombia Holding S.A.	—	3,250
T.N. Uruguay, S.A.	2,072	—

d.2)    Associated companies-

Terra Mobile, S.A.-

In December 2001 Terra Mobile, S.A. increased capital by €132 million through the conversion of loans from its two stockholders into capital. Subsequently, Terra Networks, S.A. sold to Telefónica Móviles, S.A. a portion of the holding in this company for its net book value, thereby reducing Terra Networks, S.A.’s ownership interest in Terra Mobile, S.A. from 49% to 20%.

OneTravel.com, Inc.-

In 2002 OneTravel.com, Inc, increased capital by US$ 17.8 million through the conversion of loans from its stockholders into capital and the additional contribution of funds by its stockholders, increasing to 39.6% the holding of Terra Networks, S.A. in the capital stock of OneTravel.com, Inc.

Uno-e Bank, S.A.-

Pursuant to the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for €160,434 thousand.

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to legal, financial and business review, and to the relevant internal and administrative authorizations. When the integration takes place, Terra Networks, S.A. and the BBVA Groups will have ownership interests of 33% and 67%, respectively, in Uno-e Bank, S.A.

Additionally, on January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the private consumer line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which is rendered void. The definitive agreement is subject to the related internal and administrative authorizations, which will foreseeably be granted before June 30, 2003 as a condition for the formalization and execution of the integration transaction (see Note 20).

Lycos Korea, Inc.-

In August 2002, Lycos, Inc. sold its holding in Lycos Korea, Inc., and entered into a strategic alliance with Lycos Korea, Inc. which grants the latter use under license of the Lycos brand and of certain Lycos products. The gain obtained on the sale amounted to €10,616 thousand, which are recorded under the “Gain on Sale of Investments” caption in the accompanying consolidated statement of operations.

Sympatico Lycos, Inc.-

In September 2002 Lycos, Inc. arranged the sale of its minority holding in the Canadian company Sympatico Lycos, Inc., and entered into a strategic alliance with Sympatico Lycos, Inc. which grants the latter use under license of the Lycos brand and of certain Lycos products. The gain obtained on the sale of the aforementioned holding amounted to €8,493 thousand, which are recorded under the “Gain on Sale of Investments” caption of the accompanying consolidated statement of operations.

Lycos Japan, K.K.-

In December 2002 all the holding in Lycos Japan, K.K. was sold, giving rise to a loss of €2,465 thousand, which is recorded under the “Losses on Investments” caption in the accompanying consolidated statement of operations. Under the terms of the sale agreement, Lycos Japan, K.K. continues to be a licensee of the Lycos brand and of certain Lycos products.

The detail of the capital increases at associated Terra Lycos Group companies in 2002 is as follows (amounts in thousands of euros):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
Terra Mobile, S.A.	6,029	27,500
Uno-e Bank, S.A.	—	29,400
Inversis Networks, S.A.	—	1,707
One Travel.com, Inc.	8,021	2,292
Emplaza, S.A.	—	1,351
Iniciativas Residenciales en Internet, S.A.	—	2,404
Azeler Automoción, S.A.	—	990

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The detail of the capital increases at associated companies of the Terra Lycos Group in 2001 was as follows (amounts in thousands of euros):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
Terra Mobile, S.A.	64,680	—
Uno-e Bank, S.A.	—	160,000
Inversis Networks, S.A.	—	3,440
Iniciativas Residenciales en Internet, S.A.	—	1,445
Azeler Automoción, S.A.	—	4,207
A tu Hora, S.A.	—	2,291
Red Universal de Marketing y Bookings Online, S.A.	—	2,500

(3)    ALLOCATION OF LOSS

The Parent Company’s directors propose to allocate the Parent Company’s loss for 2002 in full to “Accumulated Losses”.

(4)    VALUATION STANDARDS

The main valuation standards applied by the Parent Company in preparing the accompanying consolidated financial statements were as follows:

a)    Consolidation goodwill-

Consolidation goodwill relates to the positive difference between the amounts paid to acquire the subsidiaries and the value of the proportional part of their equity at the acquisition date, net of value adjustments and allowances recorded before the date of first-time consolidation and prior to uniformity adjustments.

Pursuant to Royal Decree 1815/1991 enacting the rules for the consolidation and integration of companies, the difference arising in first-time consolidation between the acquisition cost recorded by the acquiring company and the equity of the acquired company is recorded under the “Consolidation Goodwill” caption on the asset side of the consolidated balance sheet. The recoverability of the goodwill depends on the fulfillment of the future business plans prepared by the Group. In view of the nature of any business plan, which is based on future expectations, significant differences may arise between the projected and actual results.

•	Amortization and impairment of goodwill

The Parent Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

In 2001 the Parent Company carried out a study of the evolution of the investees’ business plans. As a result of the study, the balance of the “Consolidation Goodwill” caption was written down by €35,083, thousand and a portion of goodwill was allocated to the agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A.

Also, in 2001 the Company adapted the amortization period for goodwill to the new revenue forecasts in order to achieve a better matching of expenses and revenues in the future, in accordance with the effective rate of

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

maturation of the Terra Lycos Group and of the industry in which it operates. As a general rule the new amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. which will be recovered in proportion to the revenues generated by that agreement.

In 2002 the Terra Lycos Group subsidiaries’ business model developed toward a model based on access charges, pay content, and one-on-one advertising, a development which had already commenced in 2001. At 2002 year-end, a study was made of these companies’ business plans, in accordance with the new circumstances in the market in general and the Internet industry in particular. The objective of these analysis was to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets on the consolidated balance sheet of the Terra Lycos Group, on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of this study, unamortized consolidation goodwill was written down by €856,657 thousand as of December 31, 2002 (see Note 5).

The goodwill generated in 2002 amounted to €3,523 thousand. The charge to the 2002 consolidated statement of operations for amortization of consolidation goodwill amounted to €254,157 thousand (see Note 5).

The goodwill arising from the acquisitions made in 2001 amounted to €145,458 thousand. The charge to the 2001 consolidated statement of operations in connection with the amortization of consolidation goodwill amounted to €386,332 thousand (see Note 5). Had the consolidation goodwill been amortized on a straight-line basis over five years throughout 2001, the charge in this connection to the 2001 consolidated statement of operations would have increased by €163,408 thousand.

•	Calculation of goodwill arising from the acquisition of Lycos, Inc.

For the purposes of calculating the goodwill arising from the acquisition of Lycos, Inc., the acquisition cost recorded in the individual financial statements of Terra Networks, S.A. (capital increase of 302,031,974 shares issued at a par value of €11 each plus the expenses relating to the transaction) was broken down in two different tranches:

1.- New shares of Terra Networks, S.A. issued, subscribed and paid in full to cover the current shares of Lycos, Inc. (239,491,725 shares issued at a par value of €11 each plus the expenses associated with the transaction).

These shares issued by Terra Networks, S.A. covered 111,391,500 shares of Lycos, Inc. at an exchange ratio of 2.15.

2.- New shares of Terra Networks, S.A. issued, subscribed and paid in full to cover the shares of Lycos, Inc. issued and subscribed relating to the aforementioned company’s employees’ stock option plans (62,540,249 shares issued a value of €11 each). These shares are deposited at Citibank, under a share deposit agreement (see Note 11). These shares issued by Terra Networks, S.A. covered 29,088,488 Lycos, Inc. shares at a share exchange ratio of 2.15.

For accounting purposes, a distinction was drawn between:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or less than €11 (17,875,355 shares)

The different accounting treatment of the differences between the acquisition price recorded in the 2A and 2B tranches and the acquired company’s equity is detailed below:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares).

This asset, valued at €11 per share and recorded under the “Long-Term Investments” caption in the individual financial statements of Terra Networks, S.A., was reclassified for the purposes of the consolidated financial statements to the “Due from Stockholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet for an initial amount of €491,314 thousand. As the employees exercise their options covered by these shares, the “Due from Stockholders for Uncalled Capital” caption is credited and the positive difference between the exercise price paid by the employee and the €11 is recorded in the accompanying consolidated financial statements under the “Negative Consolidation Goodwill” caption on the liability side of the consolidated balance sheet. This difference will be allocated to income over the remaining period over which the goodwill which initially arose in the transaction is being amortized, up to a maximum of ten years from the acquisition date (October 27, 2000).

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price of less than €11 17,875,355 shares).

This asset, recorded under the “Long-Term Investments” caption in the individual financial statements of Terra Networks, S.A., was initially reclassified for the purposes of the consolidated financial statements to the “Due from Stockholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet for the effective exercise price of the options (€83,474 thousand), and the difference of €113,153 thousand between this price and the €11 was recorded as additional goodwill. This goodwill will be allocated to income on a straight-line basis over a maximum period of ten years. As the employees exercise their options covered by these shares, the “Due from Stockholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet is credited.

As of December 31, 2002, there were 6,692,344 shares covering the options of employees of Lycos, Inc. which will not be exercised (either because the optionees’ employment was terminated prior to the vesting of the purchase options or because the life or term of the purchase options expired under the Plan) and which currently form part of capital stock and additional paid-in capital. Balancing entries are recorded under the “Other Long-Term Investments” (€71,400 thousand) and “Consolidation Goodwill” (€2,216 thousand) captions on the asset side of the consolidated balance sheet. Also, as of December 31, 2002, there were 27,918,329 shares covering the options of employees of Lycos, Inc. which have not yet been exercised and which currently form part of capital stock and additional paid-in capital. Balancing entries are recorded under the “Due from Stockholders for Uncalled Capital” (€291,857 thousand) and “Consolidation Goodwill” (€15,245 thousand) captions on the asset side of the consolidated balance sheet.

On October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options—see Note 11) entered into a contract to regulate all matters relating to the new stock option plan on Terra Networks, S.A. shares. Under this contract, Terra Networks, S.A. will be able to take possession of the shares held by the Agent Bank, for €11 per share, for their subsequent delivery to the beneficiaries of the new plan once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Networks, S.A. will have to acquire the excess shares and retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

Note 18 b) shows the detail of the variations in the options under the Lycos, Inc. Stock Option Plan.

b)    Transactions between consolidated companies-

All reciprocal receivables and payables between the consolidated companies, as well as the transactions giving rise to reciprocal expenses and revenues for them, were eliminated in consolidation. The results on intercompany transactions are eliminated and deferred until they have been realized vis-à-vis non-Group companies.

c)    Uniformity of items in the individual financial statements of the consolidated companies-

In general, assets and liabilities and revenues and expenses of the companies included in the scope of consolidation are valued using uniform methods. However, in the specific case of the different methods that give rise to material variations, such methods were made uniform in consolidation by adapting them to the methods applied by the Parent Company.

d)    Translation of the financial statements of consolidated foreign companies-

The financial statements of the Terra Lycos Group subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

1.	Capital stock and reserves, which were translated at historical exchange rates.

2.	Goodwill arising at the Parent Company on the acquisition of a foreign holding, either directly or through a portfolio company in the country concerned, which, together with the related amortization, was translated at the historical exchange rates.

3.	Income statement items, which were translated at the average exchange rates for the year. The amortization of goodwill arising at the Parent Company was translated at historical exchange rates, as described above.

The exchange difference arising from application of these procedures is included under the “Stockholders’ Equity—Translation Differences” caption in the accompanying consolidated balance sheet, net of the portion of said difference relating to minority interests, which is recorded under the “Minority Interests” caption on the liability side of the accompanying consolidated balance sheet.

e)    Start-up expenses-

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

They relate mainly to expenses associated with the public offerings of shares, such as lawyers’ fees, public deed and registration expenses, security underwriting and placement fees, etc., and advertising expenses incurred in launching the Terra brand name and publicizing the aforementioned public offerings of shares.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The Terra Lycos Group amortizes start-up costs on a straight-line basis over five years. As indicated in Note 1, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, substantially all the unamortized start-up expenses as of December 31, 2002 were written off, giving rise to a charge of €56,622 thousand to the consolidated statement of operations, which is recorded under the “Other Extraordinary Expenses” caption.

€26,256 thousand and €30,627 thousand of amortization of start-up expenses were charged to the consolidated statement of operations in 2002 and 2001, respectively (see Note 7).

f)    Intangible assets-

The intangible assets relate mainly to intellectual property, computer software and other intangible rights.

Intellectual property is recorded at the amounts paid for the acquisition from third parties of title to, or the right to use, trademarks, and is amortized on a straight-line basis over five years.

Computer software is recorded at cost only when it will foreseeably be used over several years, in which case it is amortized on a straight-line basis over three years. Software maintenance expenses are expensed currently.

The “Other Intangible Assets” caption includes intangible rights relating to the acquisition of franchises and customer rosters from third parties, which are amortized on a straight-line basis over three and five years, as well as rights acquired under long-term service and content contracts, which are amortized on a straight-line basis over the contract term.

The contribution of the intangible assets to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the realizable value of the assets. In 2002 provisions for the decline in value of intangible assets totaling €21,648 thousand were recorded (see Note 8).

€72,956 thousand and €85,386 thousand of amortization of intangible assets were charged to the consolidated statement of operations in 2002 and 2001, respectively (see Note 8).

g)    Property and equipment-

Property and equipment are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The contribution of property and equipment to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the realizable value of the assets. In 2002 provisions for the decline in value of property and equipment totaling €32,573 thousand were recorded (see Note 9).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The Group depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	5-8
Plant	5-10
Furniture	6-11
Computer hardware	2-5
Other tangible fixed assets	4-6
Other fixtures	10

€43,506 thousand and €41,413 thousand of depreciation were charged to the 2002 and 2001 consolidated statements of operations, respectively (see Note 9).

h)    Long-and short-term investments-

Nonconsolidated shareholdings are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1.	Listed securities:

The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2.	Unlisted securities:

At cost, net, if appropriate, of the required allowances for decline in value.

Unrealized losses (cost higher than market value or underlying book value at year-end) are recorded under the “Investment Valuation Allowances “ caption up to the limit of cost. Should unrealized losses exceed cost, reducing the value to zero, the overprovision is reclassified for the purposes of the consolidated balance to the liability “Provisions for Contingencies and Expenses” caption.

The “Loans to Telefónica Group Companies” caption includes mainly short-term investments of cash surpluses in Telefónica y Finanzas, S.A. by Terra Networks, S.A. and various Terra Lycos Group companies, earning interest at market rates (see Note 13) which as of December 31, 2002 and 2001, amounted to €1,362,299 thousand and €1,591,598 thousand, respectively.

Also, the short-term investments include deposits at various financial institutions, which earn interest at market rates, amounting to €372,183 thousand and €591,588, thousand as of December 31, 2002 and 2001, respectively.

i)    Classification of receivables and payables-

In the accompanying consolidated balance sheets, receivables and payables maturing in under 12 months from year-end are classified as short term and those maturing at over 12 months as long term.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

j)    Inventories-

Inventories are valued at the lower of cost or market. Obsolete, defective or slow-moving inventories have been reduced to realizable value. Allowances for decline in value of inventories are recorded on the basis of the loss in value and turnover and also when promotional sales are made at a price below the acquisition or production cost.

“Market” is determined as the current replacement cost (by purchase or by reproduction, as the case may be) except that it should not exceed the net realizable value (i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal); and it should not be less than net realizable value reduced by an allowance for an approximately normal profit margin.

k)    Treasury stock-

Treasury stock is valued at the lower of cost, comprising the total amount paid for its acquisition, or market. Market value is taken to be the lower of, underlying book value, average market price in the last quarter of the year or year-end market price.

The Company recorded the related restricted reserve pursuant to Article 79.3 of the revised Corporations Law (see Note 11).

l)    Corporate income tax-

This caption relates to both Spanish corporate income tax and the similar taxes to which the foreign Terra Lycos Group companies are subject.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

The Parent Company recognizes tax assets for accounting purposes after analysis of the budgets and business plans which support their recovery in a period of less than ten years, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards.

In 1999, 2000 and 2001 the Parent Company recorded the tax asset for the tax losses incurred in these years, since it considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force.

As indicated in Note 1 and based on the annual analysis of the income expected to be generated in the future, in 2002 the Company, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans (see Note 15).

m)    Foreign currency transactions-

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Exchange differences arising on adjustment to year-end exchange rates of fixed income securities and receivables and payables denominated in foreign currencies are classified by maturity and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

Exchange losses are recorded as financial expenses in the year in which they are incurred.

The positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years or in the current year, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year.

n)    Recognition of revenues and expenses-

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Terra Networks España, S.A. has entered into an agreement with Telefónica de España, S.A. for the sale of software package licenses and for the associated maintenance and support services. The software packages consist of applications that enable Telefónica de España, S.A. to incorporate more functionalities into its narrow and broadband retail ISP services, and services for residential and business customers. These applications will be purchased by Telefónica de España, S.A. as its customer roster increases, and it wishes to provide the customers with the aforementioned functionalities.

The revenues from the sale of the aforementioned software licenses and initial fees are recorded when the licenses are delivered and title to them is transferred, since the associated costs have already been incurred by the delivery date. The software maintenance and support revenues are recorded when the services are provided (pursuant to the agreement, on a monthly basis).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(5)    CONSOLIDATION GOODWILL

The variations in 2002 and 2001 in this caption in the accompanying consolidated balance sheet were as follows:

	Balance at 01/01/02	Additions	Retirement /Transfers	Amorti- zation	Write- downs	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Ordenamiento de Links Especializados, S.L.	6,301	—	—	(868)	(5,433)	—	—
Terra Networks Brasil, S.A.	123,516	—	—	(16,468)	—	—	107,048
Subsidiaries of Terra Networks Brasil, S.A.	9,262	—	—	(2,372)	—	(2,385)	4,505
Terra Networks Guatemala, S.A.	2,309	—	—	(300)	—	—	2,009
Terra Networks Argentina, S.A.	2,661	—	—	(337)	(2,324)	—	—
Terra Networks México Holding, S.A. de C.V.	148,238	—	—	(18,765)	(129,473)	—	—
Terra Networks México, S.A. de C.V.	842	—	—	(842)	—	—	—
Subsidiaries of Terra Networks México, S.A. de C.V.	764	—	—	(764)	—	—	—
Terra Networks Chile, S.A.	27,746	—	—	(3,540)	—	—	24,206
Lycos, Inc.	996,930	—	(5,219)	(119,523)	(696,448)	(77,101)	98,639
Bertelsmann/Telefónica Strategic Alliance	328,333	—	—	(71,667)	—	—	256,666
Terra Networks Venezuela, S.A.	3,246	—	—	(391)	(2,855)	—	—
Terra Networks Colombia Holding, S.A.	16,612	—	—	(1,935)	(14,677)	—	—
Ifigenia Plus, S.L.	8,438	—	—	(993)	—	—	7,445
Bumeran Participaciones, S.L.	4,496	279	—	(697)	(4,078)	—	—

Goodwill arising at fully or proportionally consolidated companies	1,679,694	279	(5,219)	(239,462)	(855,288)	(79,486)	500,518

Goodwill arising at companies accounted for by the equity method	139,491	—	3,244	(14,695)	(1,369)	—	126,671

Total	1,819,185	279	(1,975)	(254,157)	(856,657)	(79,486)	627,189

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

	Balance at 01/01/01	Additions	Retirement /Transfers	Amorti- zation	Translation Differences	Balance at 12/31/01
	Thousands of Euros
Ordenamiento de Links Especializados, S.L.	7,960	—	—	(1,659)	—	6,301
Terra Networks Brasil, S.A.	153,693	—	—	(30,177)	—	123,516
Subsidiaries of Terra Networks Brasil, S.A.	14,485	—	(4,484)	(3,011)	2,272	9,262
Terra Networks Guatemala, S.A.	2,844	—	—	(535)	—	2,309
Terra Networks Argentina, S.A.	9,134	—	—	(6,473)	—	2,661
Terra Networks México Holding, S.A. de C.V.	206,048	—	—	(57,810)	—	148,238
Terra Networks México, S.A. de C.V.	1,118	—	—	(276)	—	842
Subsidiaries of Terra Networks México, S.A. de C.V.	547	—	463	(246)	—	764
Terra Networks Chile, S.A.	33,942	—	—	(6,196)	—	27,746
Lycos, Inc.	1,382,522	11,054	(150,159)	(192,365)	(54,122)	996,930
Bertelsmann Strategic Alliance	390,000	—	—	(61,667)	—	328,333
Terra Networks USA, Inc. and subsidiaries	8,829	—	—	(8,829)	—	—
Terra Networks Venezuela, S.A.	3,889	—	—	(643)	—	3,246
Terra Networks Colombia Holding, S.A.	19,737	—	—	(3,125)	—	16,612
Ifigenia Plus, S.L.	10,055	—	—	(1,617)	—	8,438
A tu hora, S.A.	1,395	—	(1,395)	—	—	—
Bumeran Participaciones, S.L.	5,782	2,350	—	(3,636)	—	4,496

Goodwill arising at fully or proportionally consolidated companies	2,251,980	13,404	(155,575)	(378,265)	(51,850)	1,679,694

Goodwill arising at companies accounted for by the equity method	14,109	—	133,449	(8,067)	—	139,491

Total	2,266,089	13,404	(22,126)	(386,332)	(51,850)	1,819,185

The additions to goodwill arose in 2002 and 2001 on the acquisitions of holdings in the various Terra Lycos Group companies (see Exhibit I). The amortization relates to the period from the date of acquisition of the holdings through December 31, 2002 and 2001, respectively.

As indicated in Notes 1 and 4-a), in 2002 an exhaustive analysis was carried out of the evolution of the subsidiaries’ business plans, based on the new market circumstances in general and on the Internet industry in particular, in order to determine the recoverability of the goodwill on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation. Based on this analysis, as of December 31, 2002, the unamortized balance of the goodwill was written down by €856,657 thousand, and this amount was recorded with a charge to the “Extraordinary Expenses and Losses” caption in the accompanying consolidated statement of operations (see Note 16).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

In 2001, the Company allocated a portion of the goodwill arising in the acquisition of Lycos, Inc., amounting to €400,000 thousand, to the Strategic Agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. As of December 31, 2002, the net balance related to this Agreement amounted to €256,666 thousand. On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the afore-mentioned Strategic Agreement (see Notes 1 and 20). During 2003, the Company will carry out an analysis for the allocation of this asset to the goodwill related to the subsidiaries which will provide services, when the Framework Strategic Alliance Agreement is developed.

The main variation in 2001, amounting to €130,251 thousand, relates to the goodwill that arose on the acquisition of shares of Uno-e Bank, S.A.

In 2001 the “Retirements/Transfers” column relating to Lycos, Inc., amounting to €150,159 thousand, includes the reclassification of €70,525 thousand from the “Consolidation Goodwill” caption to the “Investments in Companies Accounted for by the Equity Method” caption, which affects several subsidiaries of Lycos, Inc. (see Note 6).

Also, in 2001 the Company adjusted the goodwill that arose in 2000 on the acquisition of Lycos Inc., as a result of the acquisition at the end of 2000 of Spray Network by Lycos Europe N.V. (an investee of Lycos, Inc.). This transaction was recorded by Terra Networks, S.A. in 2001 after its analysis had been completed. The net effect was to reduce goodwill by €79,633 thousand.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(6)    INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

The variations in 2002 and 2001 in this caption in the consolidated balance sheet and in the related allowances for decline in value were as follows:

	Balance at 01/01/02	Additions	Retire- ments	Share in Losses	Transfers	Other Variations	Translation Differences	Balance at 12/31/02
	Thousands of Euros
CIERV, S.L.	—	—	—	(3,804)	3,804	—	—	—
Aremate.com, Inc.	5,644	—	—	—	—	—	(855)	4,789
OneTravel.com, Inc.	—	10,313	—	(696)	(3,873)	—	(2,042)	3,702
Terra Mobile, S.A.	—	33,529	—	(46,648)	13,016	—	103	—
Uno-e Bank, S.A.	22,472	29,398	—	(11,941)	—	—	—	39,929
Azeler Automoción, S.A.	2,771	990	—	(2,614)	(11)	—	—	1,136
Emplaza, S.A.	691	1,244	—	—	—	(1,935)	—	—
Rumbo, S.A.	2,067	—	—	(2,317)	250	—	—	—
A Tu Hora, S.A.	3,245	—	—	(1,348)	—	—	—	1,897
Lycos Japan K.K.	1,894	10,324	(6,184)	(5,932)	—	—	(102)	—
Lycos Asia Limited	—	—	—	(6,788)	6,097	—	691	—
Lycos Korea, Inc.	—	—	—	(1,466)	1,317	—	149	—
Lycos Europe N.V.	189,334	—	—	(60,097)	—	(50,200)	742	79,779
Sympatico Lycos, Inc.	—	103	—	(103)	—	—	—	—
Lycos Ventures LP	4,490	308	—	(2,624)	—	—	(442)	1,732
Autobytel, Inc.	17,840	—	—	(808)	—	(16,069)	(963)	—
Fast Search & Transfer ASA	24,547	—	—	234	—	(23,456)	(1,325)	—
Iniciativas Residenciales en Internet, S.A.	—	2,404	—	(1,950)	1,445	—	—	1,899

Investments in companies accounted for by the equity method	274,995	88,613	(6,184)	(148,902)	22,045	(91,660)	(4,044)	134,863

Allowances	(5,644)	—	—			—	855	(4,789)

	Balance at 01/01/01	Additions	Retire- ments	Share in Losses	Transfers	Other Variations	Translation Differences	Balance at 12/31/01
	Thousands of Euros
CIERV, S.L.	853	—	—	(3,804)	2,951	—	—	—
Aremate.com, Inc.	5,319	—	—	—	—	—	325	5,644
OneTravel.com, Inc.	1,833	—	—	(2,380)	547	—	—	—
Terra Mobile, S.A.	—	64,680	(28)	(43,111)	(21,541)	—	—	—
Uno-e Bank, S.A.	—	160,434	—	(7,711)	(130,251)	—	—	22,472
Azeler Automoción, S.A.	—	4,219	—	(1,448)	—	—	—	2,771
Emplaza, S.A.	—	—	—	(2,524)	3,215	—	—	691
Rumbo, S.A.	—	2,494	—	(3,456)	3,029	—	—	2,067
A Tu Hora, S.A.	—	2,290	—	(1,208)	2,163	—	—	3,245
Lycos Japan K.K.	6,137	—	—	(7,711)	—	3,130	338	1,894
Lycos Asia Limited	15,500	7,560	(20,099)	(5,205)	—	1,412	832	—
Lycos Korea, Inc.	12,657	—	—	—	—	(13,343)	686	—
Lycos Europe N.V.	152,417	—	—	(73,588)	—	102,243	8,262	189,334
Sympatico Lycos, Inc.	8,216	—	—	—	—	(8,654)	438	—
Lycos Ventures LP	6,960	628	—	(3,065)	—	(421)	388	4,490
Autobytel, Inc.	—	—	—	(4,538)	21,170	—	1,208	17,840
Fast Search & Transfer ASA	—	—	—	(21,983)	44,072	—	2,458	24,547

Investments in companies accounted for by the equity method	209,892	242,305	(20,127)	(181,732)	(74,645)	84,367	14,935	274,995

Allowances	(5,322)	—	—	—	—	—	(322)	(5,644)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The “Transfers” column relates mainly to the reclassification of the accounts payable by the companies accounted for by the equity method to the “Long-Term Provisions for Contingencies and Expenses” caption on the liability side of the consolidated balance sheet (see Note 4-h), and to the reclassifications to the “Consolidation Goodwill” caption arising in the full consolidation of consolidated companies.

In 2002 the “Other Variations” column includes the reclassification to the “Other Investments” caption of the cost of the minority holdings owned by Lycos, Inc. in Fast Search & Transfer ASA and Autobytel, Inc., which instead of being accounted for by the equity method were recorded at their market value (see Note 2-b).

On January 17, 2003, the Stockholders’ Meeting of Lycos Europe N.V. resolved to retire 27,277,144 shares of treasury stock. As a result of this transaction, the Terra Lycos Group’s ownership interest in Lycos Europe N.V. increased from 29.5% to 32.1%. In 2002, the share in the net worth and results of Lycos Europe N.V. was calculated based on the effective percentage of ownership interest, which resulted in an extraordinary net result in the consolidated statement of operations, as shown in the “Other Variations” column (see Note 16).

As described in Note 5, in 2001 the “Other Variations” column relating to various subsidiaries of Lycos, Inc. (basically Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc. and Lycos Europe N.V.) includes the reclassification from the “Consolidation Goodwill” caption.

(7)    START-UP EXPENSES

The variations in this caption in 2002 and 2001 were as follows:

Thousands of Euros
Balance at January 1, 2001	116,151
Inclusion of companies	95
Translation differences	1,239
Other variations	(1,020)
Accumulated amortization	(30,627)
Balance at December 31, 2001	85,838
Additions	69
Translation differences	(1,563)
Accumulated amortization	(26,256)
Write-downs	(56,622)

Balance at December 31, 2002	1,466

The “Inclusion of Companies” caption includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The “Translation Differences” caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

As indicated in Note 4-e), based on the business plans review, in accordance with the accounting principle of prudence, as of December 31, 2002, unamortized start-up expenses were written down by €56,622 thousand, and this amount was recorded with a charge to the “Extraordinary Expenses and Losses” caption in the accompanying consolidated statement of operations (see Note 16).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(8)    INTANGIBLE ASSETS

The detail of the balances of the “Intangible Assets” caption and of the variations therein in 2002 and 2001 is as follows:

	Research and Development Expenses	Intellectual Property	Computer Software	Intangible Assets in Progress	Other Intangible Assets	Accumulated Amortization	Allowances	Total, Net
	Thousands of Euros
Balance at 01/01/01	55,215	18,433	59,945	6,677	115,314	(74,021)	(337)	181,226
Additions or provisions	—	9,070	19,948	3,819	23,958	(85,386)	—	(28,591)
Retirements	—	(2,855)	(459)	(551)	(5,544)	1,654	315	(7,440)
Transfers	(58,016)	23	4,786	(7,297)	64,838	1,489	—	5,823
Inclusion of companies	—	290	879	329	10	(859)	—	649
Other variations	—	(132)	(580)	—	—	60	—	(652)
Translation differences	2,956	1,380	487	2	5,098	(2,841)	—	7,082

Balance at 12/31/01	155	26,209	85,006	2,979	203,674	(159,904)	(22)	158,097

Additions or provisions	45	569	11,714	4,305	4,388	(72,956)	(21,648)	(73,583)
Retirements	(45)	(30)	(15,205)	(104)	(54,939)	65,781	22	(4,520)
Transfers	—	1,509	3,255	(3,044)	(1,779)	(2,037)	—	(2,096)
Inclusion of companies	—	—	345	—	—	(63)	—	282
Translation differences	—	(5,205)	(6,488)	(159)	(38,862)	27,349	2,271	(21,094)

Balance at 12/31/02	155	23,052	78,627	3,977	112,482	(141,830)	(19,377)	57,086

The “Inclusion of Companies” caption includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The “Translation Differences” caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

In 2002 and 2001 the main additions to intangible assets related to acquisitions made by the Terra Lycos Group’s subsidiaries in Mexico, Brazil, Spain and the U.S. (mainly long-term content supply contracts and software licenses).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

In 2002, based on a study of the capacity of the various subsidiaries to generate future income (see Note 4-f), provisions for the decline in value of intangible assets totaling €21,648 thousand were recorded.

(9)    PROPERTY AND EQUIPMENT

The detail of the balances of the “Property and Equipment” caption and of the variations therein in 2002 and 2001 is as follows:

	Balance at 01/01/02	Additions or Provisions	Retirements	Transfers	Inclusion of Companies	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Land and structures	18,888	2,964	(2,000)	2,148	—	(3,688)	18,312
Plant and machinery	9,919	268	(30)	(475)	—	(900)	8,782
Computer hardware	154,325	13,635	(9,336)	3,088	38	(29,794)	131,956
Furniture	15,640	1,843	(1,131)	605	20	(2,857)	14,120
Construction in progress	3,232	205	(346)	(2,385)	—	(492)	214
Other tangible fixed assets	7,377	2,752	(337)	(311)	14	(1,348)	8,147
Allowances	—	(32,573)	—	—	—	3,340	(29,233)
Accumulated depreciation	(81,163)	(43,506)	8,613	(1,091)	(10)	19,618	(97,539)

Total, net	128,218	(54,412)	(4,567)	1,579	62	(16,121)	54,759

	Balance at 01/01/01	Additions or Provisions	Retire- ments	Transfers	Inclusion of Companies	Other Variations	Translation Differences	Balance at 12/31/01
	Thousands of Euros
Land and structures	3,528	1,184	(591)	14,220	—	(22)	569	18,888
Plant and machinery	7,314	2,643	(189)	730	251	(27)	(803)	9,919
Computer hardware	119,902	30,358	(2,861)	1,610	1,116	(508)	4,708	154,325
Furniture	13,150	4,044	(988)	(1,434)	160	(61)	769	15,640
Construction in progress	2,308	9,550	(1,192)	(7,721)	—	—	287	3,232
Other tangible fixed assets	12,183	2,717	(109)	(8,125)	—	—	711	7,377
Accumulated depreciation	(37,545)	(41,413)	1,099	1,223	(787)	50	(3,790)	(81,163)

Total, net	120,840	9,083	(4,831)	503	740	(568)	2,451	128,218

In 2002 and 2001 the most significant investments in property and equipment related to those made by the Terra Lycos Group’s subsidiaries in Spain, Mexico, Brazil, and the U.S., mainly in computer hardware.

The “Inclusion of Companies” column includes the balances of the subsidiaries as of the date on which they were included in consolidation.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The “Translation Differences” column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

In 2002, based on a study of the capacity of the various subsidiaries to generate future income (see Note 4-g), provisions for the decline in value of property and equipment totaling €32,573 thousand were recorded.

(10)    OTHER INVESTMENTS

The detail of the balances as of December 31, 2002 and 2001, of the “Long-Term Investments—Other Investments” caption, of the related allowances for decline in value and of the variations therein in 2002 and 2001 is as follows:

	Other Investments	Allowances	Net
	Thousands of Euros
Balance at January 1, 2001	110,652	(27,410)	83,242
Additions or provisions	5,072	(12,163)	(7,091)
Retirements	(3,194)	2,069	(1,125)
Transfers	(64,617)	(898)	(65,515)
Translation differences	2,280	(1,393)	887
Balance at December 31, 2001	50,193	(39,795)	10,398
Additions or provisions	1,735	(33,488)	(31,753)
Retirements	(17,538)	17,436	(102)
Transfers	71,460	(33,383)	38,077
Translation differences	(12,065)	10,577	(1,488)

Balance at December 31, 2002	93,785	(78,653)	15,132

The “Additions” in 2002 and 2001 relate mainly to additional investments in Inversis Networks, S.A.

As indicated in Note 6, the “Transfers” account in 2002 includes a reclassification from the “Investments in Companies Accounted for by the Equity Method” of the cost of the minority holdings owned by Lycos, Inc. in the listed companies Fast Search & Transfer ASA and Autobytel, Inc., which instead of being accounted for by the equity method were recorded at their market value. The period provision recorded to the investment valuation allowance in 2002 relates mainly to these two investments.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(11)    STOCKHOLDERS’ EQUITY

The variations in equity accounts in 2002, 2001 and 2000 were as follows:

	Capital Stock	Additional Paid-in Capital	Reserves	Accumulated Losses	Reserves at Consolidated Companies	Translation Differences	Loss for the Year	Total
	Thousands of Euros
Balance at January 1, 2000	560,000	754,625	6	931	—	(631)	(81,404)	1,233,527
Capital increases	682,532	4,881,069	—	—	—	—	—	5,563,601
Allocation of loss	—	—	—	5,968	(87,937)	565	81,404	—
Transfers	—	—	2,078	(2,078)	—	—	—	—
Other adjustments	—	—	—	4,260	—	—	—	4,260
Loss for the year	—	—	—	—	—	—	(556,354)	(556,354)
Consolidation of foreign subsidiaries	—	—	—	—	—	(118,201)	—	(118,201)

Balance at December 31, 2000	1,242,532	5,635,694	2,084	9,081	(87,937)	(118,267)	(555,354)	6,126,833

Allocation of loss	—	—	—	22,881	(579,235)	—	555,354	—
Transfers	—	—	109	(109)	—	—	—	—
Partial disposal of holding in Terra Mobile	—	—	—	(16,162)	16,162	—	—	—
Loss for the year	—	—	—	—	—	—	(566,298)	(566,298)
Consolidation of foreign subsidiaries	—	—	—	—	—	(3,743)	—	(3,743)

Balance at December 31, 2001	1,242,532	5,635,694	2,193	15,691	(651,010)	(122,010)	(566,298)	5,556,792

Allocation of loss	—	—	—	101,040	(667,338)	—	566,298	—
Capital reduction	(26,211)	(117,950)	—	—	—	—	—	(144,161)
Restricted reserve for retired capital	—	(26,211)	26,211	—	—	—	—	—
Other transfers	—	—	(329)	329	—	—	—	—
Loss for the year	—	—	—	—	—	—	(2,008,870)	(2,008,870)
Consolidation of foreign subsidiaries	—	—	—	—	—	(212,874)	—	(212,874)

Balance at December 31, 2002	1,216,321	5,491,533	28,075	117,060	(1,318,348)	(334,884)	(2,008,870)	3,190,887

a)    Capital stock-

2002

The Parent Company’s capital stock as of December 31, 2002, consisted of 608,160,259 fully subscribed and paid shares of €2 par value each. Out of this total, 34,610,673 shares were issued to cover purchase options under the Stock Option Plan for employees of Lycos, Inc. when this company was acquired, in October 27, 2000 (see paragraph h).

In July 2002 capital was reduced by €26,211 thousand through the retirement of 13,105,586 shares of treasury stock of €2 par value each, thereby complying with the resolution adopted by the Stockholders’ Meeting on April 9, 2002. As of December 31, 2001, these shares had been deposited at Citibank, NA to cover purchase option rights under the Stock Option Plan for employees of Lycos, Inc. that had been cancelled. As of that date these purchase options on Terra Networks, S.A. shares were recorded under the “Other Long-Term Investments”

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

caption. The capital retirement gave rise to reductions of the balances of the “Capital Stock”, “Additional Paid-in Capital”, “Long-Term Investments” and “Consolidation Goodwill” captions of €26,211 thousand, €117,950 thousand, €138,942 thousand and €5,219 thousand, respectively.

2001

The Parent Company’s capital stock as of December 31, 2001, consisted of 621,265,845 fully subscribed and paid shares of €2 par value each.

No transactions with an effect on the capital stock figure were carried out in 2001.

2000

As of December 31, 2000, the Parent Company’s capital stock consisted of 621,265,845 fully subscribed and paid shares of €2 par value each.

The following capital increases were carried out in 2000:

1.	On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. approved a capital increase in order to acquire the U.S. company Lycos, Inc. (formerly Lycos Virginia, Inc.) through a share exchange by virtue of which Terra Networks, S.A. acquired all the shares of Lycos Virginia, Inc. (successor to Lycos, Inc.), and the stockholders of Lycos Virginia, Inc. received shares of Terra Networks, S.A. in a ratio of 2.15 Terra Networks, S.A. shares for each share of Lycos, Inc. Terra Networks, S.A.’s capital was increased by €604,064,000 through the issuance of 302,031,974 shares of €2 par value each with additional paid-in capital of €9 per share. The total effective amount of the capital increase (par value plus additional paid-in capital) was €3,322,351,000.

The capital increase was subscribed and paid by Citibank NA, which, acting as the custodian, received the shares of Lycos, Inc. from its stockholders for the account of Terra Networks, S.A. Citibank acted as the share exchange agent as follows: (i) it received the shares of Lycos, Inc. (formerly Lycos Virginia, Inc.) from its stockholders, (ii) it contributed the shares of Lycos, Inc. to Terra Networks, S.A., (iii) it subscribed to the new shares of Terra Networks, S.A., and (iv) it issued the ADS’s representing the new shares of Terra Networks, S.A. to the stockholders of Lycos, Inc.

Of the 302,031,974 shares issued, 62,540,249 correspond to Citibank, NA, which subscribed for them as the Agent Bank in the Stock Option Plan for Lycos, Inc. employees.

2.	On July 28, 2000, the Controlling Company increased capital by €7,500,000 through the issuance of 3,750,000 shares of €2 par value each. All these shares were subscribed and paid for by International Discount Telecommunications Corporation (“IDT”). The shares were issued with additional paid-in capital of €9 per share, giving total additional paid-in capital of €33,750,000. The consideration for the capital increase consisted of the nonmonetary contribution of the following securities:

a)	shares of the U.S. company Terra Networks Access Services USA Llc. representing 49% of its capital which were owned by IDT.

b)	shares of the U.S. company Terra Networks Interactive Services USA Llc. representing 10% of its capital stock which were owned by IDT.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

3.	In connection with the agreements entered into by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and the German company Bertelsmann, AG, on September 25, 2000, capital was increased by €70,968,000 through a monetary contribution. This capital increase was carried out through the issuance of 35,483,871 new common shares of €2 par value each, with additional paid-in capital of €60, giving a total value of €62. The capital increase was subscribed in full as follows:

•	Telefónica, S.A. subscribed to a total of 35,380,101 shares as a result of the exercise of the preemptive share subscription rights on the shares of Terra Networks, S.A. owned by it and as a result of its commitment to subscribe for any shares not subscribed for by other shareholders.

•	Other investors subscribed to a total of 103,770 shares.

b)    Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Parent Company incurred losses in 2002, no appropriation was made to the legal reserve as of December 31, 2002.

c)    Reserves for treasury stock-

In accordance with Article 79.3 of the revised Spanish Corporations Law, the Parent Company has recorded a restricted reserve of €1,858 thousand for a total of 2,420,468 shares of treasury stock, representing 0.398% of capital stock as of December 31, 2002, with an average acquisition cost of US$ 0.81 per share.

d)    Reserve for retired capital-

Pursuant to Article 167 of the revised Corporations Law, the Parent Company recorded a restricted reserve for the amount (€26,211 thousand) of the par value of the shares retired in 2002 in order to avoid its creditors having the right to contest the aforementioned capital reduction.

e)    Reserves at consolidated companies-

In 2002 the investments in Fast Search & Transfer ASA and Autobytel, Inc. were recorded at their market value, which reduced the reserves at consolidated companies by €26,521 thousand, and this amount was allocated to the reserves of the company that owns the holding, namely Lycos, Inc. Also, in 2002 the sale of the minority holding in Lycos Japan, K.K. reduced the reserves at consolidated companies by €8,468 thousand, and this amount was allocated to the reserves of Lycos, Inc., which owns the holding.

In 2001 a portion of the holding in Terra Mobile, S.A. was sold, reducing the percentage of ownership from 49% to 20% (see Note 2-d). The sale reduced the reserves at consolidated companies by €16,162 thousand, and this amount was allocated to “Reserves of the Parent Company”.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

f)    Translation differences-

The translation differences relate to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by the companies at which this accounting practice is applied. These effects gave rise to accumulated decreases in equity of €334,884 thousand as of December 31, 2002, and of €122,010 thousand as of December 31, 2001, as a result of the consolidation of the various subsidiaries composing the Group.

The year-end rate method was used to calculate the translation differences (see Note 4-d).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

g)    Contribution of the Group companies to the consolidated loss-

The detail of the contribution of the Terra Lycos Group companies to consolidated reserves and to the consolidated loss as of December 31, 2002 and 2001, is as follows:

	Loss (Income)			Negative (Positive) Reserves
	12/31/02	12/31/01	12/31/00	12/31/02	12/31/01	12/31/00
	Thousands of Euros
Terra Networks, S.A. (Parent Company)	804,072	(101,040)	(22,881)	2,665,088	5,531,568	5,528,592
Fully consolidated companies:
T.N. España, S.A.	82,631	98,983	32,431	151,275	52,292	19,861
OLE	1	(643)	(1,118)	1,551	2,194	3,312
T.N. Intangibles, S.A.	136	120	709	4,982	4,862	4,153
Lycos, Inc. and subsidiaries	562,423	47,695	41,217	123,901	41,217	—
T.N Guatemala, S.A.	2,481	3,662	4,051	7,839	4,177	126
T.N. Perú, S.A.	20,761	10,485	11,906	24,891	14,406	2,500
T.N. USA, Inc. and subsidiaries	44,858	41,834	142,981	185,152	143,318	337
T.N. Argentina, S.A.	12,085	20,904	15,771	38,081	17,177	1,406
T.N. México Holding, S.A.C.V. and subsd.	177,721	110,933	82,399	202,924	91,991	9,592
T.I. Brasil, S.A. and subsidiaries	86,241	107,435	160,500	305,763	198,328	37,828
T.N. Chile Holding Ltda. and subsidiary	10,407	17,258	20,999	47,019	29,761	8,762
T.N. Venezuela, S.A.	7,191	6,107	3,744	9,851	3,744	—
T.N. Colombia Holding S.A. and subsidiary	30,766	10,137	3,696	13,833	3,696	—
T.N. Uruguay, S.A.	1,157	1,602	2,614	4,216	2,614	—
Ifigenia Plus, S.L. and subsidiary	3,214	601	12	613	12	—
T.N. Global Management, Inc.	217	(6)	(6)	(12)	(6)	—
T.N. Caribe, S.A.	551	836	—	836	—	—
Maptel Networks, S.A.	687	(156)	—	(156)	—	—
Bumeran Participaciones, S.L. and subsd.	5,937	7,819	—	7,819	—	—
Emplaza, S.A.	1,362	—	—	2,524	—	—
Terra Networks Latam, S.L.	(6,317)	—	—	—	—	—
Terra Networks Asociadas, S.L.	11,387	—	—	—	—	—
Companies carried by the equity method:
OneTravel.com, Inc.	696	2,380	—	2,380	—	—
Uno-e Bank, S.A.	11,941	7,711	—	7,711	—	—
Azeler Automoción, S.A.	2,614	1,448	—	1,448	—	—
Emplaza, S.A.	—	2,524	—	—	—	—
A Tu Hora, S.A.	1,348	1,208	637	3,179	1,971	—
Rumbo	2,317	3,456	1,971	4,093	637	—
CIERV, S.L.	3,804	3,804	3,804	7,668	3,864	60
Aremate.com, Inc.	—	—	8,036	8,036	8,036	—
Terra Mobile, S.A.	46,648	43,111	27,310	54,259	11,148	—
Lycos Japan K.K.	5,932	7,711	757	—	757	—
Lycos Asia Limited	6,788	5,205	973	6,178	973	—
Lycos Europe N.V.	60,097	73,588	11,401	84,989	11,401	—
Lycos Ventures LP	2,624	3,065	2,440	5,505	2,440	—
Autobytel, Inc.	808	4,538	—	—	—	—
Fast Search & Transfer ASA	(234)	21,983	—	—	—	—
Lycos Korea, Inc.	1,466	—	—	—	—	—
Sympatico Lycos, Inc.	103	—	—	—	—	—
Iniciativas Residenciales en Internet, S.A.	1,949	—	—	—	—	—

TOTAL	2,008,870	566,298	556,354	3,983,436	4,880,558	5,440,655

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

h)    Stock option plans-

The “Stockholders’ Equity” caption includes the effect of the capital increase and additional paid-in capital relating to the shares issued to cover the Stock Option Plans in progress at Lycos, Inc. when this company was acquired (October 27, 2000).

As of December 31, 2002, 6,692,344 shares covering purchase option rights under the aforementioned Stock Option Plan that had been cancelled (either because the optionees’ employment was terminated prior to the vesting of the purchase options or because the life or term of the purchase options expired under the Plan) had not yet been retired. These purchase option rights on Terra Networks, S.A. shares are recorded under the “Other Long-Term Investments” caption (see Note 4-a). These shares will be submitted, after they have been acquired, by the Board of Directors to the Stockholders’ Meeting so that the latter can approve their retirement (see Note 20). The effect that this retirement would have on the Parent Company’s financial statements as of December 31, 2002, would be to reduce the balances of the “Capital Stock”, “Additional Paid-in Capital”, “Long-Term Investments” and “Consolidation Goodwill” captions by €13,385 thousand, €60,231 thousand, €71,400 thousand and €2,216 thousand, respectively.

Also, as of December 31, 2002, 27,918,329 shares were covering options of employees of Lycos, Inc. that had not yet been exercised and which at that date formed part of the balances of “Capital Stock” and “Additional Paid-in Capital”. The related balancing entries are recorded under the “Due from Stockholders for Uncalled Capital” (€291,857 thousand) and “Consolidation Goodwill” (€15,245 thousand) on the asset side of the consolidated balance sheet (see Note 4-a).

On October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options) entered into a contract to regulate all matters relating to the new stock option plan on Terra Networks, S.A. shares. Under this contract, Terra Networks, S.A. will be able to take possession of the shares held by the Agent Bank, for €11 per share, for their subsequent delivery to the beneficiaries of the new plan once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to acquire the excess shares and retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

Accordingly, the detail of the shares issued as of December 31, 2002, is as follows:

Total number of shares issued as of December 31, 2002	608,160,259
Shares covering cancelled stock option rights	6,692,344
Shares covering outstanding stock option rights	27,918,329

Total excluding shares covering stock options of Lycos, Inc. employees	573,549,586

Shares issued to cover stock option rights related with Terra Networks, S.A.	13,980,406

Total shares excluding shares issued to cover stock option rights	559,569,180

(12)    MINORITY INTERESTS

These relate to the equity of minority interests in the net worth and results for the year of the fully consolidated subsidiaries. Exhibit I contains a detail of the various Terra Lycos Group companies, including the percentages of direct and indirect ownership and their net worth at 2002 year-end.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The variations in 2002 and 2001 in this caption in the accompanying consolidated balance sheet were as follows:

Company	Balance at 01/01/02	Loss for the Year	Capital Increases	Other Variations	Translation Differences	Balance at 12/31/02
	Thousands of Euros
T.N. Colombia, S.A.	793	(827)	—	—	34	—
Bumeran Participaciones, S.L.	2,735	(1,435)	—	(1,300)	—	—
Emplaza, S.A.	—	(150)	150	—	—	—

Total	3,528	(2,412)	150	(1,300)	34	—

Company	Balance at 01/01/01	Loss for the Year	Capital Increases	Translation Differences	Balance at 12/31/01
	Thousands of Euros
T.N. Colombia, S.A.	310	(1,617)	1,998	102	793
Bumeran Participaciones, S.L.	—	(3)	2,738	—	2,735

Total	310	(1,620)	4,736	102	3,528

(13)    TELEFÓNICA GROUP COMPANIES

The detail as of December 31, 2002 and 2001, of the balances arising from transactions with Telefónica Group companies is as follows:

December 31, 2002	Long-Term Loans	Short-Term Investments	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
Telefónica Finanzas, S.A.	—	1,362,299	—	—
Telefónica, S.A.	—	—	2,853	2,562
Telefónica Data España S.A.	—	—	93	3,789
Telefónica de España, S.A	—	—	44,319	12,110
Telefónica Móviles, S.A.	—	—	1,103	4,714
Atento España, S.A.	—	—	324	656
Zeleris España, S.A.	—	—	1	875
CTC Chile	—	—	3,386	1,099
Telesp, S.A.	—	—	856	828
Telefónica Data Brasil	—	—	—	1,001
Atento Do Brasil Ltda	—	—	—	670
Telefónica Data USA, Inc.	—	—	863	2,024
Telefónica del Perú, S.A.A.	—	—	1,537	633
Other Telefónica Group companies	—	—	5,210	3,894

Total	—	1,362,299	60,545	34,855

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

December 31, 2001	Long-Term Loans	Short-Term Investments	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
Telefónica Finanzas, S.A.	—	1,591,598	—	—
Telefónica, S.A.	1,496	—	3,889	703
Telefónica Data España S.A.	—	—	16,197	78,198
Telefónica de España, S.A	—	—	9,899	39,961
Telefónica Móviles, S.A.	—	—	1,106	1,905
Atento España, S.A.	—	—	908	2,055
CTC Chile	—	—	2,416	2,206
CTC Mundo	—	—	204	908
Telesp, S.A.	—	—	1,208	980
Telefónica del Perú, S.A.A.	—	—	1,142	631
Baja Celular Mexicana	—	—	2,921	—
Other Telefónica Group companies	—	—	4,517	11,012

Total	1,496	1,591,598	44,407	138,559

The balances with Telefónica Finanzas, S.A. (Telfisa) relate to the current accounts held by Terra Networks S.A., Ordenamiento de Links Especializados S.L., Terra Networks España, S.A., Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) and Maptel Networks, S.A. at that entity. The current account balances earn interest at market rates (the average interest rates in 2002 and 2001 were 3.329% and 4.42%, respectively).

The other balances with Telefónica Group companies relate to the transactions carried out in the course of ordinary business activities, as described in Note 16.

(14)    ASSOCIATED COMPANIES

The detail of the accounts receivable from and payable to associated companies as of December 31, 2002 and 2001, is as follows:

December 31, 2002	Long-Term Receivables	Short-Term Investments	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
Rumbo, S.A.	1,890	—	1,409	153
A Tu Hora, S.A.	—	181	—	2,875
Lycos Asia	10,012	—	—	—
Lycos Europe	—	—	91	—
Aremate.com	—	—	764	—
Iniciativas Residenciales en Internet, S.A.	—	—	562	—
Other	—	—	44	450

Total	11,902	181	2,870	3,478

December 31, 2001	Long-Term Receivables	Short-Term Investments	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
OneTravel.com, Inc.	7,729	—	—	—
Terra Mobile, S.A.	—	6,202	1,359	—
Rumbo, S.A.	403	—	270	72
A Tu Hora, S.A.	—	—	—	2,909
Lycos Asia	2,807	—	—	—
Lycos Korea	3,462	—	—	—
Lycos Japan	6,708	—	793	—
Lycos Europe	—	—	138	—
Other	—	—	107	96

Total	21,109	6,202	2,667	3,077

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The loans granted to Lycos Asia Limited earn interest at market rates. Rumbo, S.A. has been granted shareholders’ loans (where variable interest is only due if Rumbo, S.A. becomes profitable to a certain amount).

The loans granted to associated companies in 2001 earn interest at market rates.

(15)    TAX MATTERS

a)    Taxes receivable and payable-

The detail of the “Taxes Receivable” and “Taxes Payable” captions in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

December 31, 2002	Long-Term	Short-Term
	Thousands of Euros
Taxes receivable
Deferred tax asset for tax loss carryforwards	233,925	—
Prepaid income taxes	55,839	—
VAT refundable by the Spanish Treasury	—	8,070
Tax withholdings and prepayments	—	26,164
Local taxes	—	162
Foreign taxes	1,870	11,054

Total	291,634	45,450

Taxes payable
Long-term deferred taxes	2,545	—
Personal income tax withholdings	—	4,337
Social security taxes	—	549
VAT payable	—	456
Local taxes	—	43
Foreign taxes	199	7,095

Total	2,744	12,480

December 31, 2001	Long-Term	Short-Term
	Thousands of Euros
Taxes receivable
Deferred tax asset for tax loss carryforwards	625,964	—
Prepaid income taxes	56,617	51
VAT refundable by the Spanish Treasury	—	45,964
Tax withholdings	—	229
Local taxes	—	188
Foreign taxes	679	22,449

Total	683,260	68,881

Taxes payable
Long-term deferred taxes	45,382	—
Personal income tax withholdings	—	1,124
Social security taxes	—	752
Local taxes	—	37
Foreign taxes	5,826	4,714

Total	51,208	6,627

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, although they are generally the last five fiscal years. The Company’s directors do not expect any additional material liabilities to arise for the Company in the event of a tax audit of the open years.

The Terra Lycos Group recorded under the “Deferred Tax Asset for Tax Loss Carryforwards” caption on the asset side of the consolidated balance sheet, the tax assets recorded as of December 31, 2002 and 2001, in the individual financial statements of the following subsidiaries:

December 31, 2002	Tax Losses Incurred in Prior Years	Reversal of Tax Loss Carry- forwards	Translation Differences	Total
	Thousands of Euros
Terra Networks, S.A.	550,047	(318,877)	—	231,170
Terra Networks España, S.A.	25,955	(25,955)	—	—
Ifigenia Plus, S.L.	66	—	—	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	41,698	(38,922)	(2,776)	—
Terra Networks Chile Holding, S.A. de C.V. and subsidiary	3,678	—	(989)	2,689

	621,444	(383,754)	(3,765)	233,925

December 31, 2001	Tax Losses Incurred in the Year	Tax Losses Incurred in Prior Years	Translation Differences	Total
	Thousands of Euros
Terra Networks, S.A.	344,676	205,371	—	550,047
Terra Networks España, S.A.	—	25,955	—	25,955
Ifigenia Plus, S.L.	—	66	—	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	—	41,698	4,730	46,428
Terra Networks Chile Holding, S.A. de C.V. and subsidiary	—	3,678	(210)	3,468

	344,676	276,768	4,520	625,964

The tax assets for tax loss carryforwards will be reversed as and when the companies that generated them obtain taxable income, which per the Terra Lycos Group’s business plan will occur within ten years from the first year in which income is generated, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards. Similarly, the deferred tax liabilities will be reversed as and when Terra Networks, S.A. reverses the investment valuation allowance as a result of the obtainment of income by its subsidiaries.

b)    Corporate income tax-

The corporate income tax of each of the Terra Lycos Group companies is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The corporate income tax legislation in force in the countries in which the Terra Lycos Group companies are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward for offset against the taxable income obtained in subsequent years. Specifically, the last years for offset of the main tax losses incurred by the Terra Lycos Group companies are as follows:

1.	Under the legislation currently in force in Spain, following the amendments introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax losses incurred in a given year may be carried forward for offset against the income obtained in the 15 years following the first year in which income is obtained.

2.	In Mexico, tax losses may be carried forward for offset in a period of ten years from the year in which they were incurred.

3.	In Brazil and Chile there is no deadline for the offset of tax losses, although in Brazil the amount of the losses offset may not exceed 30% of the total taxable income.

4.	In Peru and Argentina, tax losses may be carried forward for offset in a period of four and five years, respectively, from the year in which they were incurred.

5.	In the U.S., tax losses can be carried forward for offset in a period of 20 years from the year in which they were incurred.

The detail of the positive net balance of the “Corporate Income Tax” caption in the accompanying consolidated statement of operations is as follows:

	12/31/02	12/31/01	12/31/00
	Thousands of Euros
Tax assets for tax loss carryforwards of subsidiaries	—	344,676	226,026
Reversal of tax assets	(384,530)	—	—
Reversal of deferred taxes in consolidation	42,450	—	—
Prepaid income taxes	—	8,192	48,271
Deferred income taxes	(266)	73,335	—
Recognition of deferred tax liability in consolidation	—	—	(35,435)
Tax effect of consolidation adjustments	—	(63,484)	—

	(342,346)	362,719	238,862
Inclusion of companies	—	—	8,576
Translation differences	—	—	1,214
Other items (net balance)	(279)	631	(510)

	(342,625)	363,350	248,142

The consolidation adjustment of €63,484 thousand recorded in 2001 relates to the tax effect of various transactions carried out by Lycos Europe, N.V. (a Lycos, Inc. investee) which were effective for accounting purposes prior to the date on which Lycos, Inc. was acquired by Terra Networks, S.A.

In 2000, the Controlling Company recognized a long-term deferred tax liability of €35,435 thousand in order to eliminate from the accounts the double entry arising from the aggregation of the individual tax assets already taken into account when Terra Networks, S.A. recorded its portfolio provision.

Since 2001 the Terra Lycos Group has only recognized income tax assets at the Parent Company Terra Networks, S.A.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Also, at 2002 year-end, as a result of an analysis of the recoverability of the tax assets, Terra Networks España, S.A., Ifigenia Plus, S.L. and Terra Networks México, S.A. de C.V. eliminated from their balance sheets the tax assets that they had capitalized. In addition, Terra Networks, S.A. adjusted its tax asset by €318,877 thousand.

The aforementioned analysis of the recoverability of the tax assets focused on analyzing the impact on Terra Networks, S.A. (the Parent Company) of the future earnings expectations of the subsidiaries and, in particular, on the reversal of the investment valuation allowance recorded in the Parent Company’s individual financial statements.

These future earnings expectations were obtained from the projections and business plans used in the analysis of the recoverability of goodwill, as described in Note 1. The detail of the tax assets and tax liabilities reversed in 2002 is as follows:

	Terra Networks, S.A.	Terra Networks España, S.A.	TN México Holding, S.A. de C.V. and subsidiaries	Total
	Thousands of Euros
Reversal of tax assets	318,877	26,731	38,922	384,530
Reversal of tax liabilities	(42,450)	—	—	(42,450)

	276,427	26,731	38,922	342,080

c)    Consolidated Tax Regime considerations-

In July 2, 2001, the Spanish Tax Authorities granted the Terra Lycos Group the benefit of the Consolidated Tax Regime for fiscal years 2001 onwards.

Therefore, from tax year 2001 companies resident in Spain that meet the requirements set forth in Article 78 et seq. of Corporate Income tax Law 43/1995, dated December 27, will be taxed under the Consolidated Tax regime, described in Chapter VII of Title VIII of the aforementioned Law, with Tax Group Identification Number 111/01, of which Terra Networks, S.A. will be the parent company

For year 2002, the number of companies being taxed under the Consolidated Tax regimen will be 13, among which the most relevant ones included are the following: Terra Networks, S.A.; Terra Networks Latam, S.L. and Terra Networks España, S.A.

(16)    REVENUES AND EXPENSES

Revenues-

The operating revenues relate mainly to the following items:

1.	Internet service provider and communications revenues. These relate to the revenues from subscriptions to provide Internet services mainly to the residential and SOHO markets and to user support and technical assistance services. They also include the revenues for induced traffic and interconnection received from telecommunications operators in certain countries. They also include revenues from value added services and communications services, as well as revenues from the sale of software package licenses. These revenues account for 38% of the total operating revenues.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

2.	Portal advertising revenues. These relate to revenues received on the basis of a price based on the number of insertions in Terra’s portals, pursuant to the agreements to sponsor portal areas based on a fixed amount. These revenues account for 43% of the total operating revenues. In 2002 61% of the revenues earned in this connection related to the contract for services with Bertelsmann, AG described in Note 4-a).

3.	e-commerce revenues. These relate to revenues arising from e-commerce transactions made through the Terra Lycos Group’s portals. These revenues account for 3% of the total operating revenues.

4.	Corporate services revenues. These relate to services rendered to companies such as connection services, development of applications, web developing, hosting, b2b e-commerce and financial information. These revenues account for 7% of the total operating revenues.

5.	Other services. These relate to revenues from sales of modems and connection kits. They also include revenues from subscriptions to portal services and content and from the sale of portal and content software package licenses. These revenues account for 9% of the total operating revenues.

The contribution by geographical market (taken to be the country in which the Terra Lycos Group service provider company is located) to the “Total operating revenues” caption in the accompanying consolidated statement of operations is as follows:

Country	2002	2001	2000
	Thousands of Euros
Spain	204,510	140,115	66,842
U.S.A.	226,629	356,362	91,922
Brazil	108,579	97,252	71,859
Mexico	49,876	60,958	51,666
Chile	23,149	22,997	18,388
Guatemala	2,666	2,818	2,633
Peru	4,321	4,590	1,556
Argentina	504	3,419	1,741
Venezuela	720	3,410	620
Colombia	696	1,331	175
Uruguay	105	185	127
Caribbean	36	75	—

	621,791	693,512	307,529

Note:	The contribution figures by country do not include intercompany revenues which are eliminated for consolidation purposes.

Transactions with Telefónica Group companies-

Following is a description of the main transactions with Telefónica Group companies:

•	Communications services from the Telefónica Data Group, relating mainly to the Spanish and international Internet traffic required to provide services to ISP customers and to make the portal more visible.

•	Communications services from Telefónica de España, S.A., relating mainly to the narrow and broadband access infrastructure required to offer ISP services.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

•	Teleoperation and telemarketing services from the Atento Group.

•	Sale of software package licenses and provision of the associated maintenance and support services to Telefónica de España, under an agreement between Terra Networks España, S.A. and Telefónica de España, S.A. The software packages consist of applications that enable Telefónica de España, S.A. to incorporate more functionalities into its narrow and broadband retail ISP services, and services for residential and business customers. These applications will be purchased by the latter as its customer roster increases and it wishes to provide the customers with the aforementioned functionalities. The revenues from the sale of the initial fees and the aforementioned software licenses are recorded when the licenses are delivered and title to them is transferred, since the associated costs have already been incurred by that time. The software maintenance and support revenues are recorded on an accrual basis (pursuant to the agreement, on a monthly basis).

The Terra Lycos Group’s transactions as of December 31, 2002 and 2001, with Telefónica Group companies were as follows:

Revenues

Company	2002	2001	2000
	Thousands of Euros
Telefónica Data España, S.A.	278	7,453	13,974
Telefónica de España, S.A.	43,048	8,985	168
Endemol Entertainment UK, Plc.	—	1,388	258
CTC Chile, S.A.	1,098	—	5,036
CTC Mundo, S.A.	142	204	198
Telefónica Empresas Chile, S.A.	383	685	2,194
Telefónica, S.A.	2,640	1,034	1,292
Telefónica Centroamérica Guatemala, S.A.	92	174	102
Teleinformática y Comunicaciones, S.A.	27	132	1,166
Telefónica Servicios Móviles, S.A.	460	1,923	751
Telefónica de Argentina, S.A.	149	1,515	—
Telesp, S.A.	1,136	914	—
Other Telefónica Group companies	4,198	3,623	1,143

Total net sales to Telefónica Group companies	53,651	28,030	26,282

Telefónica Investigación y Desarrollo, S.A.	—	—	553
Telefónica Data USA, S.A.	1,116	204	—
Other Telefónica Group companies	873	290	499

Total other operating revenues received from Telefónica Group companies	1,989	494	1,052

Total operating revenues received from Telefónica Group companies	55,640	28,524	27,334

Telefónica Finanzas, S.A.	48,989	70,366	37,161
Other Telefónica Group companies	—	—	12

Total financial revenues received from Telefónica Group companies	48,989	70,366	37,173

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Expenses

Company	2002	2001	2000
	Thousands of Euros
Telefónica Data España, S.A.	20,353	91,168	32,160
Telefónica de España, S.A.	87,967	32,545	415
Atento España, S.A.	4,618	8,877	8,348
Endemol Entertainment Uk, Plc.	194	2,073	8,138
Atento Brasil, S.A.	10,018	11,353	7,603
T. Data Brasil, S.A.	18,586	—	—
CTC Mundo, S.A.	1,552	2,194	4,958
Telefónica Empresas Chile, S.A.	3,255	3,714	4,081
Telefónica Moviles, S.A.	877	1,418	2,464
Atento Perú, S.A.	410	391	799
Telefónica Centroamérica Guatemala, S.A.	682	1,106	763
Telefónica Data Perú, S.A.	160	817	853
Telest Celular, S.A.	—	—	4,970
Telefónica Investigación y Desarrollo, S.A.	—	—	385
Tempotel, S.A.	—	—	553
Other Telefónica Group companies	11,450	10,797	247

Total purchases from Telefónica Group companies	160,122	166,453	76,737

Telefónica Investigación y Desarrollo, S.A.	226	721	2,122
Telefónica de España, S.A.	4,020	3,798	1,641
Telefónica, S.A.	662	48	1,578
Telefónica Data España, S.A.	426	12,681	1,448
CTC Chile, S.A.	964	685	192
Atento Chile, S.A.	128	144	1,094
Telefónica Moviles, S.A.	380	475	607
Telefónica de Argentina, S.A.	24	1,797	—
Telesp, S.A.	1,214	980	—
Atento México, S.A. de C.V.	1,890	—	—
Telefónica Publicidad e Información, S.A.	—	—	865
Teleinformática y Telecomunicaciones, S.A.	—	—	619
Other Telefónica Group companies	2,662	3,694	1,172

Total outside services received from Telefónica Group companies	12,596	25,023	11,347

Total	172,718	191,476	88,084

Personnel expenses-

The detail of the personnel expenses for the years ended December 31, 2002 and 2001, is as follows:

	2002	2001	2000
	Thousands of Euros
Wages and salaries	135,186	160,776	94,707
Social security costs and other employee welfare expenses	30,247	44,193	22,161

Total	165,433	204,969	116,868

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The “Social Security Costs and Other Employee Welfare Expenses” caption includes the contributions to the external pension fund, which are made on the basis of a percentage of the average salary paid to employees.

Average headcount-

The Terra Lycos Group had an average of 2,807 and 3,150 employees in the years ended December 31, 2002 and 2001, respectively, and the year-end headcounts in 2002 and 2001 were 2,494 and 2,920, respectively.

Outside services and other operating expenses-

The detail of this caption for the years ended December 31, 2002 and 2001, is as follows:

	2002	2001	2000
	Thousands of Euros
Advertising, publicity, public relations and outside marketing	139,621	175,945	206,904
Independent professional services	31,314	53,934	40,220
Rent and royalties	41,695	49,287	15,813
Travel expenses	7,199	10,797	11,269
Taxes other than income tax	8,723	12,357	9,797
Other operating expenses	41,585	46,234	47,186

Total	270,137	348,554	331,189

Extraordinary expenses and losses-

The detail of the extraordinary expenses and losses as of December 31, 2002 and 2001, is as follows:

	2002	2001	2000
	Thousands of Euros
Goodwill impairment (Note 5)	856,657	—	—
Write-down of start-up costs (Note 7)	56,622	—	—
Extraordinary expense equity method Lycos Europe (Note 6)	50,200	—	—
Early termination of contracts	1,452	20,560	4,862
Provision for contingencies	8,326	21,000	4,021
Severance and labor force restructuring costs	9,062	10,335	4,105
Losses on property and equipment and intangible assets	6,981	1,956	28,650
Prior years’ expenses and losses	1,485	2,579	5,151
Foreign taxes	—	—	23,367
Other extraordinary expenses	4,150	9,103	12,293

Total	994,935	65,533	82,449

The 2002, 2001 and 2000 consolidated statements of operations include €9,062 thousand, €10,335 thousand and €4,105 thousand, respectively, relating to severance payments to directors and senior executives and labor force reduction plans at the subsidiaries of the Terra Lycos Group.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(17)    DIRECTORS’ COMPENSATION AND OTHER BENEFITS

In the years ended December 31, 2002, 2001 and 2000, the compensation and other benefits paid to the Board members and recorded in the accompanying consolidated statements of operations amounted to €3,109, €2,170 and €1,434 thousand, respectively.

Note 18 contains a description of the Terra Networks, S.A. stock options assigned to certain directors and of other commitments to the directors.

As of December 31, 2002, 2001 and 2000, there were no other commitments to the directors.

(18)    COMMITMENTS

a)    Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by Board of Directors’ resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the Plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders’ Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Lycos Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution adopted on June 8, 2000, and launched pursuant to a resolution adopted on December 22, 2000, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Lycos Group.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders’ Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

4. Options were granted to senior executives, one director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2002, options on 8,900,502 shares had been assigned to Terra Lycos Group employees, executives and directors, of which 1,870,221 relate to the First Phase of the Plan and the remainder to the Second Phase. The weighted average stock option exercise price is €14.86.

As of December 31, 2002, the Terra Lycos Group’s executives and directors held 1,365,215 stock options under the Terra Networks, S.A. Stock Option Plan, the weighted average price of which is €18.81.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The information on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2002, is as follows:

Range of exercise prices	No. of Options Outstanding	Weighted Average Exercise Price
€5.22 - €9.92	2,175,400	€7.85
€9.93 - €14.63	2,640,621	€11.90
€14.64 - €19.34	244,000	€16.34
€19.35 - €24.05	3,219,581	€19.80
€24.06 - €28.81	620,900	€25.74

Total outstanding options at 12/31/02	8,900,502	€14.86

b)    Terra Networks, S.A. Stock Option Plan resulting from the acquisition of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into with Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. resolved to acquire the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares to be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders’ Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos, Inc. and contributed in the exchange, together with the other shares of Lycos, Inc.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As of December 31, 2002, the employees, executives and directors of Lycos, Inc. had exercised 14,823,990 options, and 27,918,329 options had been committed at a weighted average exercise price of US$ 19.15.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

As of December 31, 2002, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares owned by the Agent Bank, the weighted average exercise price of which is US$ 23.05.

As of December 31, 2002, the members of the Board of Directors who hold or have held executive posts at the Terra Lycos Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which is €25.81.

The detail of the variations in the options under the Lycos, Inc. Stock Option Plan as of December 31, 2002, is as follows:

Options	Number of Options	Total Exercise Price	Weighted Average Exercise Price	Book Value
		(Thousands of U.S. Dollars)	(U.S. Dollars)	(Thousands of Euros)
Exercise price less than €11	17,875,355	69,205	3.87
Exercise price over €11	44,664,894	892,510	19.98

Total options initially issued	62,540,249	961,715	15.38

Exercise price less than €11	12,616,748	40,056	3.17
Exercise price over €11	2,207,242	33,089	14.99

Total options exercised	14,823,990	73,145	4.93

Exercise price less than €11	1,307,267	7,596	5.81
Exercise price over €11	11,798,319	230,467	19.53

Total options cancelled and redeemed	13,105,586	238,063	18.17

Exercise price less than €11	536,194	3,052	5.69
Exercise price over €11	6,156,150	112,826	18.33

Total options cancelled	6,692,344	115,878	17.31	71,400

Exercise price less than €11	3,415,146	18,500	5.42
Exercise price over €11	24,503,183	516,127	21.06

Total outstanding options at 12/31/02	27,918,329	534,627	19.15	291,857

c)    Other commitments-

Under the agreements entered into by Lycos, Inc. and Terra Networks, S.A. on May 16, 2000, which were subsequently ratified by the Stockholders’ Meeting of Terra Networks, S.A. on June 8, 2000, and publicly registered by means of prospectuses filed with the CNMV and the SEC, it was agreed that certain executives would be entitled to receive the amount of the taxes applicable to them as a result of exercising their options early. The consolidated balance sheet as of December 31, 2001, included the estimated provision for the payment to be made in this connection.

In 2002, as a result of the drop in the market price of the shares of the Parent Company, €14.9 million of this provision were reversed with a credit to the “Extraordinary Revenues and Income” caption in the consolidated statement of operations.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

d)    Litigation in progress-

Collective lawsuits filed by stockholders of Terra Networks, S.A.

Terra Networks, S.A. has been ordered to appear as the defendant in five lawsuits filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time that the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra Networks, S.A. are part of the more than one thousand complaints filed in the U.S. in 2000 and 2001 in connection with approximately three hundred IPOs. These complaints, challenging the awards made in the IPOs, allege, principally, that the security placement institutions assigned shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for assigning shares to these customers, the customers agreed to buy shares on the secondary market at a predetermined price in order to maintain the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to contravene in any other way the rules of the SEC and NASD.

In July 2002 Terra Networks, S.A. and other securities issuers against which claims had been filed, jointly filed a petition to have the joined claim dismissed.

Also, the directors and executives of Terra Networks, S.A. have negotiated and signed an agreement with the plaintiffs whereby the latter agree to exclude the individual defendants from the proceedings, without prejudice to the possibility of including them once again prior to September 30, 2003, if the plaintiffs find grounds for doing so. This agreement was approved by the courts through a court order dated October 9, 2002.

The law firm defending Terra Networks, S.A. considers that Terra Networks, S.A. and the directors and executives against whom the complaints were filed have sound grounds against the complaints, and has been instructed to conduct a robust defense on behalf of Terra Networks, S.A. Based on the analysis of the complaints performed by the law firm as of December 31, 2002, the firm considers that there are significant legal defects and weaknesses in the complaints that have been filed and that if the actions brought against Terra Networks, S.A. are not stayed, an application will be filed to have substantially all of them dismissed.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

Request for arbitration filed at the Madrid Civil and Commercial Arbitration Court

In the first quarter of 2001 Cierv Nueva, S.L. and its stockholders filed a request for arbitration against Terra Networks, S.A. at the Madrid Civil and Commercial Arbitration Court.

The objective of the claimants was for Terra Networks, S.A. to acquire from them all the shares (2,157) they owned of Corporación Real Time Team, S.L. (CRTT, S.L.), of which they were the majority stockholders.

On December 18, 2001, the Madrid Civil and Commercial Arbitration Court issued an Arbitral Award whereby Terra Networks, S.A. was obliged to acquire the aforementioned shares from the claimants, although for a price significantly lower (more than 50%) than that asked for by the claimants.

On January 22, 2002, Terra Networks, S.A. filed an appeal against this Arbitral Award that was upheld by the Madrid Provincial Appeal Court.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

On September 5, 2002, Madrid Court of First Instance no. 63 directed Terra Networks, S.A. to pay €21,941,749.94 of principal (as established in the Arbitral Award) and €6,398,313.94 of interest, expenses and costs, without prejudice to the subsequent taxation of costs.

On September 9, 2002, Terra Networks, S.A. paid €27,726,000.52 into the Court of First Instance, after it had been clarified that the afore-mentioned amount was the correct one as established in the Arbitral Award.

As a result of the insolvency of the Teknoland Group companies, numerous labor-related claims have been filed by the employees of these companies at certain labor courts in Madrid. In these proceedings, the claims against Terra Networks, S.A., CIERV, S.L. and Terra Lycos, S.A. were extended.

Madrid Labor Courts nos. 15, 16, 28 and 35 have found Terra Networks, S.A., Terra Lycos, S.A. and Cierv, S.L. not liable for the claims filed by the employees of the various Teknoland Group companies and have lifted “legal veil”, since they considered Cierv Nueva, S.L., as the party responsible for the situation of insolvency, to be liable for payment of the salaries, from which it is reasonable to infer that Terra Networks, S.A., Terra Lycos, S.A. and Cierv, S.L. will be found not liable in other judgments to be handed down.

Complaint filed by IDT

On January 31, 2002, International Discount Telecommunications Corporation (IDT) filed a lawsuit at the New Jersey Courts in the U.S. against Terra Networks, S.A., Telefónica, S.A., Terra Networks, USA, Inc. and Lycos, Inc.

In April 2000 Terra Networks, S.A. and IDT had entered into an agreement to terminate a joint venture agreement.

In this complaint, IDT claims mainly the following in relation to Terra Networks, S.A.: (i) alleged failure to comply with the obligations assumed under the termination agreement whereby IDT acquired a given number of shares; (ii) alleged concealment from IDT of the negotiations relating to the acquisition of Lycos during the negotiation of the termination agreement; and (iii) alleged breach of the joint venture agreement.

In May 2002 the Court partially rejected the petition filed by the defendants to have the complaint dismissed. The defendants requested that this court decision be reconsidered, and the Court found in favor of Terra Networks, S.A. On October 1, 2002, the Court modified its decision of May 2002, and extended its dismissal of the complaints to the charges whereby IDT was alleging breach of the joint venture agreement.

Also, in July 2002 IDT replaced its complaint with a second, modified complaint, in which it included a new claim alleging that Telefónica, S.A. would be liable, as the controlling party, for the fraud alleged against Terra Networks, S.A. in its negotiations with IDT that led to the signing of the termination agreement. Telefónica, S.A. has filed objections against this claim that are currently before the Court.

The law firm advising Terra Networks, S.A. considers that the defendants have a sound defense against the claims filed against them. Terra Networks, S.A. is confident that the courts will not find against it or, if they do, the decisions should not have a material adverse effect on its financial position and results of operations.

(19)    PAYMENTS TO AUDITORS

The payments made in 2002 to the various member firms of the Deloitte & Touche International Organization, to which Deloitte & Touche España, S.A., the auditors of the Terra Lycos consolidated Group, belongs, amounted to €1,294 thousand.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The detail of the foregoing amount is as follows:

Thousands of Euros
Audit of financial statements	787
Other audit services	276
Work additional to or other than audit services	231

Total	1,294

The additional work relates mainly to tax advisory services and the performance of due diligence reviews during the year.

The payments made to other auditors in 2002 amounted to €34 thousand, the detail being as follows:

Thousands of Euros
Audit of financial statements	34
Other audit services	—
Work additional to or other than audit services	—

Total	34

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Terra Lycos Group companies.

(20)    SUBSEQUENT EVENTS

a)    Acquisition of treasury stock-

As of the date of preparation of these consolidated financial statements, the Parent Company acquired 6,692,344 shares of treasury stock from Citibank, NA. The Board of Directors will propose to the Stockholders’ Meeting that these shares, which were deposited at Citibank, NA and cover purchase option rights under the Stock Option Plan for Lycos, Inc. employees that have been cancelled, be retired.

b)    Uno-e Bank, S.A.-

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to legal, financial and business review, and to the relevant internal and administrative authorizations. When the integration takes place, Terra Networks, S.A. and the BBVA Groups will have ownership interests of 33% and 67%, respectively, in Uno-e Bank, S.A.

On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into a liquidity agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.:

a) Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra Networks, S.A. to acquire its ownership interest (€189.4 million).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

b) BBVA has the right to acquire from Terra Networks, S.A., and Terra Networks, S.A. is obliged to sell, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra Networks, S.A. to acquire its ownership interest (€189.4 million), plus annual interest at rate of 4.70%.

If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra Networks, S.A. would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms that were more in keeping with their respective interests than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra Networks, S.A. and the BBVA Group will have ownership interests of 33% and 67%, respectively.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

In addition, in connection with the aforementioned business integration, on January 10, 2003, Terra Networks, S.A. and BBVA entered into an advertising agreement whereby BBVA undertakes to buy advertising slots in the Terra Lycos Group’s portals for an annual net amount of €6,000 thousand and for a period of five years from the date on which the aforementioned integration takes place.

c)    Framework Strategic Alliance Agreement between Terra Networks, S.A. and Telefónica, S.A.-

On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party.

Also, Terra Networks, S.A., Lycos, Inc., Telefónica, S.A. and Bertelsmann AG have entered into a preferential interest agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broad band technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

The Framework Agreements makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The aim of the Framework Agreement is to harness synergies and create value for the two Groups.

The Framework Agreement will have a term of six years that expires on December 31, 2008, and is impliedly renewable for one-year periods unless either of the parties expressly gives notice of termination.

The main features of the Framework Agreement are as follows:

•	Strengthening of the Terra Lycos Group as:

•	The exclusive provider of essential portal elements, brand user and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies’ connectivity and ISP services.

•	Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

•	Exclusive provider of Telefónica Group employee on-line training services.

•	Preferential provider of on-line integral marketing services with the Telefónica Group companies.

•	Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

•	Exclusive acquisition of connectivity and wholesale Internet access services by Terra Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

•	Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

•	Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Agreement guarantees the generation for the Terra Lycos Group of a minimum value throughout the term of the Agreement of €78.5 million. This amount is the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith (variable or fixed, exclusive or shared costs and investments; excluding in all cases the Terra Lycos Group’s existing overheads) and cost savings. The Framework Agreement defines a new relationship between the two Companies that makes better use of their respective capacities to strengthen their Internet growth.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

d)    Lycos, Inc. labor force restructuring-

On February 5, 2003, Lycos, Inc. announced a labor force reduction affecting 145 employees. The consolidated balance sheet as of December 31, 2002, includes a provision of €3,716 thousand for the estimated costs associated with this labor force reduction.

e)    Changes in the Board of Directors-

On January 29, 2003, the Board of Directors of Terra Networks, S.A. resolved, inter alia, following a report by the Board’s Appointments and Compensation Committee, to appoint by co-optation the stockholders Luis Bassat and Luis Badía as members of the Board of Directors. Luis Bassat and Luis Badía accepted their appointments, which serve to fill the vacancies left by the resignations from the Board of Jesús María Zabalza Lotina and Alejandro Junco de la Vega Elizondo.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(21)    CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	2002	2001	2000
	Thousands of Euros
Funds applied in operations	77,286	172,286	372,020
Additions to start-up expenses	69	95	79,740
Intangible asset additions	21,303	57,444	116,158
Property and equipment additions	21,729	51,236	102,104
Acquisitions of subsidiaries	76,577	210,922	3,508,679
Additions to other long-term investments	12,857	22,207	5,613
Taxes receivable for tax assets (net)	5,018	—	—
Additions to deferred charges	3,991	6,695	5,848
Conversion to capital of short-term payables	10,898	64,681	—
Deferred revenues	3,732	—	20,092
Provision for contingencies and expenses	21,039	175	—
Long-term debt	606	—
Minority interests	1,150	—	1,737
Variations due to translation differences	79,404	—	34,228
Variations in working capital due to translation differences	—	—	84,708

TOTAL FUNDS APPLIED	335,659	585,741	4,330,927

FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED			1,965,889

SOURCE OF FUNDS	2002	2001	2000
	Thousands of Euros
Capital increase	—	—	5,563,599
Stock options exercised under ESOP	3,756	19,203	—
Retirements of start-up expenses	—	1,143	—
Retirements of intangible assets	4,542	6,540	3,215
Retirements of property and equipment	4,567	5,310	5,289
Retirements of subsidiaries	8,232	27,264	4,417
Retirements of other long-term investments	8,844	3,133	—
Taxes receivable for tax assets (net)	—	2,935	3,517
Transfers to short-term	517	—	—
Disposal of treasury stock	—	12	—
Minority interests	—	4,736	—
Deferred revenues	—	2,368	—
Long-term debt	—	2,115	8,030
Variations due to translation differences	—	24,774	—
Increase in working capital due to inclusion of shareholdings	—	—	707,920
Provision for contingencies and expenses	—	—	829

TOTAL FUNDS OBTAINED	30,458	99,533	6,296,816

FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	305,201	486,208

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

	2002		2001		2000
VARIATION IN WORKING CAPITAL	Increase	Decrease	Increase	Decrease	Increase	Decrease
	Thousands of Euros
Inventories		1,919	223			517
Accounts receivable		32,614	15,272		123,624
Short-term investments		454,725		397,073	2,016,914
Cash	25,689			86,187	66,484
Accrual accounts		10,825		14,313	37,193
Current liabilities	169,193			4,130		277,809

TOTAL	194,882	500,083	15,495	501,703	2,244,215	278,326

VARIATION IN WORKING CAPITAL	305,201		486,208			1,965,889

The reconciliation of the loss for the year to the funds obtained from operations is as follows:

	2002	2001	2000
	Thousands of Euros
Loss for the year	(2,008,870)	(566,298)	(556,354)
Add:
Start-up expense amortization expense	26,256	30,627	19,633
Intangible asset amortization expense	72,956	85,386	46,651
Property and equipment depreciation expense	43,506	41,413	17,229
Write-down of start-up expenses	56,622	—	—
Consolidation goodwill amortization expense	254,157	386,332	253,484
Goodwill impairment	856,657	—	—
Share in losses of companies accounted for by the equity method	148,902	181,732	54,721
Variation in allowances for property and equipment and intangible assets	54,199	—	—
Variation in long-term investment valuation allowances	33,488	12,164	11,095
Variation in other long-term investment valuation allowances	—	1,512	—
Losses on property and equipment and intangible assets	—	1,956	28,650
Adjustment for effective ownership interest in Lycos Europe	50,200	—	—
Period provision for contingencies and expenses	1,526	21,000	—
Tax asset generated in the year from tax loss carryforwards	342,346	—	—
Loss attributed to minority interests	—	—	691
Other	—	—	1,139
Less:
Gains on property and equipment and intangible assets	—	(315)	(817)
Reversal of negative consolidation goodwill	(1.602)	(2,825)	—
Write-down of negative consolidation goodwill	(3.714)	—	—
Variation in other long-term investment valuation allowances	(1.503)	—	—
Loss attributed to minority interests	(2.412)	(1,620)	—
Tax asset generated in the year from tax loss carryforwards	—	(363,350)	(248,142)

Funds applied in operations	(77.286)	(172,286)	(372,020)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

(22) DIFFERENCES	BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

The consolidated financial statements of Terra Networks, S.A. were prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A reconciliation of net loss and shareholders’ equity from Spanish GAAP to U.S. GAAP is provided in this Note.

Reconciliation of net loss and shareholders’ equity from Spanish GAAP to U.S. GAAP

# Ref.		12/31/02	12/31/01
		Thousands of Euros
	Shareholders’ equity per Spanish GAAP	3,190,887	5,556,792

	Adjustments for U.S. GAAP purposes:
1	Research and development expenses	(1,040)	(5,079)
2	Start-up costs
	Advertising	(1,466)	(85,163)
	Offering costs	—	(673)
3	Valuation allowances on deferred tax assets(a)	(287,434)	(637,488)
4	Consolidation method	(42,778)	76,996
5,11	Goodwill arising from OLÉ acquisition	—	—
5	Adjustment arising from Chile acquisition (net)	(24,198)	(27,737)
6	Adjustment resulting from Perú acquisition (net)	—	(19,178)
7,11	Goodwill arising from Lycos acquisition	—	—
8	Stock options granted to employees of Lycos	(350,544)	(493,148)
9,11	Goodwill arising from acquisition of minority interests in T.N. USA	—	—
10	Amortization of goodwill relating to Uno-e Bank, S.A. acquisition	17,366	4,342
11	Reversal of amortization of goodwill (SFAS 142)	163,463	—
11	Additional impairment of goodwill (SFAS 142)	(147,050)	—
12	Investments under FASB 115	1,058	(53,658)
13	Treasury stock	(1,858)	(2,188)
15	Translation of goodwill	(129,036)	(63,168)
16	Capital increase subscribed to by finance entities acting as agents in ESOP	(30,197)	(30,197)
17	Revenue recognition	(14,310)	—
18	Restructuring charge	3,380	—
	Tax effects of above adjustments(a)	—	—

	Total differences	(844,644)	(1,336,339)

	Shareholders’ equity per U.S. GAAP	2,346,243	4,220,453

(a)	The adjustments above do not include the tax effect, if any, of reconciling the shareholders’ equity from Spanish GAAP to U.S. GAAP, since a valuation allowance would be provided in full against the deferred tax assets related to the Group’s net operating losses under U.S. GAAP.

Note: Certain prior year amounts have been reclassified for comparative purposes.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

# Ref.		12/31/02	12/31/01	12/31/00
		Thousands of Euros, except per share data
	Net loss per Spanish GAAP	(2,008,870)	(566,298)	(556,354)

1	Reversal of amortization of research and development expenses	3,666	3,865	920
2	Additions to research and development expenses	—	—	(156)
2	Reversal of amortization of start-up costs	81,852	30,627	19,569
2	Additions to start-up costs (advertising)	—	(1,629)	(51,970)
3	Corporate income tax	342,084	(353,509)	(239,630)
4	Consolidation method	(80,131)	68,606	4,538
5,11	Amortization of goodwill relating to OLÉ acquisition and subsequent impairment	—	(21,595)	(6,641)
5	Adjustment relating to Chile acquisition	3,539	6,196	8,858
6	Adjustment resulting from Perú acquisition	17,784	6,743	6,395
7,11	Amortization of goodwill relating to Lycos acquisition and subsequent impairment	—	(10,373,731)	(384,606)
7	Amortization of deferred compensation expense	(53,148)	(53,148)	(8,859)
8	Stock options granted to employees of Lycos	(5,319)	(2,825)	—
9,11	Amortization of goodwill minority interests T.N. USA and subsequent impairment	—	(171,409)	(15,584)
10	Amortization of goodwill relating to Uno-e Bank acquisition	13,024	4,342	—
11	Reversal of amortization of goodwill (SFAS 142)	163,463	—	—
11	Additional impairment of goodwill (SFAS 142)	(147,050)	—	—
12	Unrealized gains/losses investments under FASB 115	20,927	(91,793)	1,112
14	Tax deduction on employee stock options	—	(20,320)	(8,576)
15	Translation of goodwill	61,086	124,231	(5,457)
17	Revenue recognition	(14,310)	—	—
18	Restructuring charge	3,714	—	—
	Other	—	(102)	—
	Tax effects of above adjustments(a)	—	—	—

	Net loss per U.S. GAAP	(1,597,689)	(11,411,749)	(1,236,441)

	Net loss per share U.S. GAAP	(2.599)	(18.369)	(3.586)

	Weighted average shares outstanding	614,713,052	621,265,845	344,819,216

(a)	The adjustments above do not include the tax effect, if any, of reconciling the net loss from Spanish GAAP to U.S. GAAP, since a valuation allowance would be provided in full against the deferred tax assets related to the Group’s net operating losses under U.S. GAAP.

Note: Certain prior year amounts have been reclassified for comparative purposes.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The statement of changes in shareholders’ equity under U.S. GAAP at December 31, 2002 and 2001, is as follows:

	2002	2001
	Thousands of Euros
U.S. GAAP shareholders’ equity at January 1	4,220,453	16,409,923
Variations:
Net loss of the year under U.S. GAAP	(1,597,689)	(11,411,749)
Share issuance	—	—
Exercise of stock options	3,762	19,058
Amortization of deferred compensation expense	53,148	53,148
Capital increase subscribed to by agent banks in ESOP	—	(30,197)
Tax adjustment	—	21,931
Other adjustments: Spanish—U.S. GAAP differences	—	314
Accumulated other comprehensive income (loss):
Unrealized gains/losses on marketable securities, net of tax	(2,698)	80,668
Currency translation adjustments arising in Spanish GAAP	(212,874)	(3,743)
Currency translation adjustments arising in U.S. GAAP	(117,859)	(918,900)

U.S. GAAP shareholders’ equity at December 31	2,346,243	4,220,453

Shareholders’ rights and any dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Terra Networks, S.A.

Description of the main differences included in the reconciliation of net loss and shareholders’ equity from Spanish GAAP to U.S. GAAP

1.	Research and development

In accordance with Spanish GAAP, research and development costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP research and development costs for maintenance, services performed by others, equipment and purchased intangibles that have no alternative future use are expensed when acquired, incurred or constructed. Under Spanish GAAP, a part of these costs is classified under “Other intangible assets”.

2.	Accruals and deferrals

Different criteria are applied under Spanish and U.S. GAAP to accrue certain items and, accordingly, related adjustments have to be made in the reconciliation of net loss and shareholders’ equity:

a) Capital increases expenses. In accordance with Spanish GAAP, expenses associated with equity issuance are capitalized and amortized over five years. Under U.S. GAAP capital increase expenses must be charged against the gross proceeds of the new capital.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

b) Start-up expenses. In accordance with Spanish GAAP, period expenses incurred during the start-up of a business which will contribute to future revenues may be deferred and amortized over five years. Under U.S. GAAP, start-up costs must be expensed as incurred.

As indicated in Note 1, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, substantially all the unamortized start-up expenses as of December 31, 2002 were written off for Spanish GAAP purposes.

3.    Corporate income tax

In accordance with Spanish GAAP and with Corporate Income Tax Law 43/1995, tax losses may be carried forward for ten years from the commencement of the tax period following that in which the tax losses were incurred. However, under Article 23.3 of said law, newly formed entities may calculate the period for the offset from the first tax period when their taxable base is positive. Under Spanish GAAP tax credits are only recorded when there is reasonable likelihood that these tax credits will be realized. Under U.S. GAAP, valuation allowances are not provided on deferred tax assets, including tax credits and carryforwards, to the extent that the assets are more likely than not to be realized.

Specifically, Spanish GAAP permit the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if the deferred tax assets can be reasonably realized within a ten-year period from the date on which the assets were generated. For the 2001 and 2000 financial statements, the Group recognized such tax assets under Spanish GAAP, since it considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force.

For Spanish GAAP purposes, as indicated in Note 1 and based on the annual analysis of the income expected to be generated in the future, in 2002 the Company, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans (see Note 15).

Under U.S. GAAP, deferred tax assets should be recognized if it is “more likely than not” that these assets will be realized. In making a determination of whether it is more likely than not that a deferred tax asset is realizable, all available evidence, both positive and negative, should be considered. Companies should look to both objective evidence, such as a company’s operating history, as well as subjective evidence, such as a company’s budgets and business plans, to determine whether a valuation allowance is needed. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

Under U.S. GAAP, reaching a conclusion that a valuation allowance is not needed is difficult when there is significant objective negative evidence, such as cumulative losses, in recent years. Each of the companies in the Group have incurred such losses in each tax-reporting period since its creation. Moreover, the Group does not have other objective, positive evidence such as existing contracts or a firm sales backlog, that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures. Based on this evidence, a valuation allowance would be provided in full against the deferred tax assets related to the Group’s net operating losses under U.S. GAAP.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

4.    Consolidation method

Under Spanish GAAP, companies in which Terra Networks, S.A. owns at least 20% if unlisted and 3% if listed are carried by the equity method; provided that, investments in companies in which Terra Networks, S.A. owns less than 50% of the common voting stock must be consolidated when such companies are considered under Spanish GAAP to be controlled by Terra Networks, S.A. Under U.S. GAAP, companies in which a holding of between 20% and 50% is owned or in which the investor can exert significant influence (but not control) are carried by the equity method. Where significant influence does not exist, investments of less than 20% should be accounted for as either marketable investment securities, and thus accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115), or as nonmarketable investment securities, and thus accounted for at cost. This adjustment consists of eliminating, under U.S. GAAP, the equity pick-ups recorded on investments over which significant influence is not exercised. The effect in net loss and shareholders’ equity of carrying at fair value marketable securities is reported in Item 22.12.

Lycos, Inc., subsidiary of Terra Networks, S.A., has certain equity investments in publicly listed companies between 3% and 20% that for purposes of Spanish GAAP have been accounted for under the equity method of accounting through the year ended December 31, 2001. Under Spanish GAAP, in 2002 the minority holdings which Lycos, Inc. owns in Fast Search & Transfer ASA and Autobytel, Inc., over whose management significant influence is not exercised, were recorded at market value, rather than being accounted for under the equity method, which gave rise to a charge amounting to €28,303 thousand which was recorded under the “Variation in Investment Valuation Allowance” caption in the accompanying consolidated statement of operations (see Note 10). Under U.S. GAAP these investments are considered available for sale pursuant to FASB 115, as it is not the intent of management to sell them in the near term. Accordingly all unrealized gains or losses are recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet under U.S. GAAP. Such effect has been reported in 2002 in Item 22.12.

At December 31, 2002, the Group’s percentage ownership in Lycos Europe, N.V. was 32.1%. Under Spanish GAAP, the investment in Lycos Europe, N.V. is accounted for under the equity method and its carrying value is classified in investments on the accompanying consolidated balance sheet. Under U.S. GAAP, an other than temporary decline in the value of the investment in Lycos Europe, N.V. should be recorded for the excess of the carrying value in Lycos Europe, N.V. over its fair value based on the trading market value at the date the decline in value was determined to be other than temporary.

5.    Goodwill from acquisitions from related parties and others.-

OLÉ

In April 1999, Terra Networks, S.A. acquired 100% of OLÉ from INFOSEARCH HOLDINGS, S.A. for €12.02 million in cash and agreed to sell to INFOSEARCH HOLDINGS, S.A. 4,928,000 shares of Terra Networks, S.A. for €20.8 million. The estimated fair value of the shares to be sold was €54.0 million. For U.S. GAAP purposes, the difference between the fair value of the shares and the amount received from the sale of €33.2 million would be considered additional purchase price. This additional consideration would result in the same amount of goodwill. For Spanish GAAP purposes the shares sold would be recorded based on the amount of cash received and would not be considered to be additional purchase price. In the fourth quarter of 2001, the Parent Company determined that the additional goodwill associated with OLÉ recorded under U.S. GAAP was impaired (see Note 22.11 below), and therefore the effect from this reconciliation item on shareholders’ equity at December 31, 2002 and 2001 is zero. The write-off of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with OLÉ under U.S. GAAP.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Terra Networks Chile

On October 4, 1999, Terra Networks, S.A.’s subsidiary, Terra Networks Chile Holding Limitada (formerly Telefónica Interactiva Chile Limitada), acquired from CTC Mundo the 95% interest it owned of Proveedora de Servicios de Conectividad, S.A. Terra Networks Chile Holding Limitada paid US$ 40 million in cash, generating goodwill of €44,623 thousand under Spanish GAAP. As both CTC Mundo and Terra Networks, S.A. participated in the Telefónica, S.A. Group at the time of this transaction, according to U.S. GAAP the acquisition of Proveedora de Servicios de Conectividad, S.A. would be considered a reorganization of entities under common control. Therefore, under U.S. GAAP, Proveedora de Servicios de Conectividad, S.A. would be recorded at its historical cost basis and no goodwill associated with the transaction would be recognized. Accordingly, the related goodwill and its respective amortization recorded under Spanish GAAP would be reversed under U.S. GAAP.

6.    Capital contribution to parent company (intangible assets Terra Networks Perú)

On October 20, 1999, Terra Networks, S.A.’s subsidiary Terra Networks Peru, S.A. entered into contracts with Telefónica del Perú, S.A. and Telefónica Servicios Internet del Perú, S.A.C. that enabled it to commence operations in the residential Internet segment. According to the main terms of the agreements, Telefónica del Perú, S.A. agrees not to provide directly or through subsidiaries Internet services for residential users. The consideration paid by Terra Networks, S.A. for the foregoing covenant not to compete amounted to $25 million, and this amount was recorded as an intangible asset and is being amortized on a straight-line basis over five years under Spanish GAAP. Additionally, Telefónica Servicios Internet del Peru, S.A.C. transferred to Terra Networks Peru, S.A. all of its contracts with customers and the customer database of the Internet Provider Centers and made available to the latter the assets assigned to or obtained for the provision of Internet services to residential customers. Terra Networks Peru, S.A. paid $5 million in this connection, and this amount was recorded as an intangible asset and is being amortized on a straight-line basis over five years under Spanish GAAP.

As Telefónica del Peru, S.A., Telefónica Servicios Internet del Peru, S.A.C. and Terra Networks, S.A. participated in the Telefónica, S.A. Group at the time of this transaction, in accordance with U.S. GAAP, the $30 million in payments would not be capitalized as intangible assets but would instead be treated similar to dividends.

In the fourth quarter of 2002, the contribution of this intangible asset to the generation of future income was analyzed and an allowance amounting to €10.3 million was recorded to cover the negative difference between the present value of the estimated future flows and the carrying value of the asset for Spanish GAAP purposes (see Note 8). As a result, the effect from this reconciliation item on shareholders’ equity at December 31, 2002 is zero.

7.    Acquisition of Lycos Virginia, Inc.

On June 8, 2000, the Shareholders’ Meeting of Terra Networks, S.A. resolved to increase its capital in order to acquire all of the shares of Lycos Virginia, Inc., a successor to Lycos, Inc., through a share exchange transaction. Accordingly, on October 27, 2000, Terra Networks, S.A. issued 302,031,974 shares of €2 par value each with additional paid-in capital of €9. The total amount of the capital increase was €3,322,351,716.

Under Spanish GAAP, the acquisition was accounted for under the purchase method of accounting. The method used to obtain the purchase price and calculate and record the goodwill generated under Spanish GAAP has been described in Note 4-a above.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Under U.S. GAAP, the acquisition price of Lycos Virgina, Inc. would be determined in a different manner than the calculation under Spanish GAAP. First, the value of the Terra Networks, S.A. shares issued to consummate the acquisition would be valued using the average market price of Terra Networks, S.A.’s common stock around the time the merger was agreed and announced. In accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, this average market price would be the share price at the last time the average security price dropped below the floor price established by the acquisition agreement without subsequent recovery, which was $45.37 per share.

Furthermore and as noted previously, upon acquisition, Terra Networks, S.A. agreed to replace outstanding options to purchase shares of Lycos, Inc. common stock held by Lycos’ employees with options to purchase Terra Networks, S.A.’s shares. The Terra Networks, S.A. options have the same terms and conditions as the Lycos, Inc. stock options, except that the number of options and their exercise price have been adjusted based on the exchange ratio used to consummate the combination, 2.15.

The value of these replacement options, to a certain extent, is also considered purchase price under U.S. GAAP. Furthermore, in regards to non-vested options granted, a portion of the fair value of these awards will instead be classified as deferred compensation and be amortized over the remaining period of time in which employees earn full rights to the options.

The following calculations have been made regarding the Terra Networks, S.A. options issued:

	Original Amount of Lycos Options /Shares	Number of Replacement Terra Networks Options / Shares Issued	Weighted-Average Exercise Price of Replacement Options
Vested(1)	15,252,174	32,792,173	€16.92
Unvested(1)	13,836,314	29,748,076	€20.34

Total	29,088,488	62,540,249

Ordinary shares	111,391,500	239,491,725

Total Terra Networks shares issued		302,031,974

(1)	As of the date of the consummation of the combination: October 27, 2000.

The value of the fully vested options is €1,369.07 million. This value was determined using a Black-Scholes pricing model and is based on the following weighted-average assumptions:

•	risk free interest rate of 5.5%,

•	volatility of 78%,

•	expected term of 5 years and

•	expected dividend yield of 0%.

Under U.S. GAAP, this value would be recorded in its entirety as purchase price.

The value of the unvested options is €1,179.81 million. This value was determined using a Black-Scholes pricing model and is based on the following weighted-average assumptions:

•	risk free interest rate of 5.55%,

•	volatility of 62%,

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

•	expected term of 6 years and

•	expected dividend yield of 0%.

On the date that Terra Networks, S.A. granted these unvested replacement options, the intrinsic value of the unvested replacement options was €5.36 per share. This amount is calculated by subtracting the weighted-average exercise price of the replacement options of €20.34 from the assumed fair market value of Terra Networks shares on the date of grant of €25.70. Thus, the aggregate intrinsic value of all of the unvested replacement options is €159.45 million as of the date of grant.

The weighted-average remaining service period on the unvested options is 3 years. The weighted-average aggregate service period under the terms of the initial options awarded by Lycos is assumed to be 3 years. Thus, the portion of fair value of the unvested stock options to be classified as deferred compensation expense is 3/3 of the aggregate intrinsic value shown above, or €159.45 million.

Accordingly, the difference of €1,020.36 million between the fair value of the unvested stock options and the amount classified as deferred compensation would be recorded as additional purchase price under U.S. GAAP, in regards to the non-vested stock options.

The following is a summary of the calculation of the purchase price, as described above:

U.S. GAAP	(Thousands of Euros, except share amounts)
Total no. of Terra Networks shares issued to consummate acquisition	239,491,725
Fair market value per share(a)	50.20

Value of Terra Networks shares issued	12,022,485
Fair value of vested stock options issued	1,369,073
Fair value of unvested stock options issued(b)	1,020,359
Direct acquisition costs(c)	66,230

Total purchase price	14,478,147

(a)	In accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, this amount represents the share price at the last time the average security price dropped below the floor price established by the acquisition agreement without subsequent recovery. Such amount is equivalent to US$ 45.37 per share.
(b)	Reduced by €159.45 classified as deferred compensation expense.
(c)	This amount represents taxes, legal fees and other direct costs in connection with the acquisition of Lycos.

The table below summarizes the allocation of the purchase price for Lycos, Inc. according to U.S. GAAP:

	Fair value	Estimated useful life
	(thousands of Euros)	(years)
Net assets (excluding intangible assets)	1,085,686
Web visitors and customer base	389,568	3 to 5
Developed technology	376,302	3 to 5
Other intangible	196,593	5
Goodwill	12,429,998	10

Total	14,478,147

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

As described above, there is a significant difference between Spanish and U.S. GAAP in the value of goodwill associated with the acquisition of Lycos, Inc. Under Spanish GAAP, the value of the shares issued to consummate the acquisition of Lycos, Inc. was €11 per share, while for U.S. GAAP purposes the shares were valued at €50.20 per share, which was the average market price of the Terra Networks, S.A. common stock around the time the merger was agreed and announced. Due to this difference in the purchase price, there is a significant difference in the amount of goodwill arising from the acquisition of Lycos, Inc. for Spanish GAAP purposes and for U.S. GAAP purposes. In the fourth quarter of 2001, the Controlling Company reached a conclusion that the total amount of additional goodwill associated with Lycos, Inc. recorded under U.S. GAAP needed to be impaired (see Note 22.11). The write-off of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with Lycos, Inc. under U.S. GAAP. As a result, the effect from this reconciliation item on shareholders’ equity at December 31, 2002 and 2001 is zero.

8.    Stock options granted to employees of Lycos

As discussed in Note 4-a to the consolidated financial statements, Terra Networks, S.A. has accounted for stock awards granted to employees of Lycos Virginia, Inc. in the following manner under Spanish GAAP:

•	For options that had an exercise price of €11 or greater, Terra Networks, S.A. recorded an asset at €11 per share in the caption “Due from Shareholders for Uncalled Capital”, with an offsetting credit to shareholders’ equity. As the employees exercise their options covered by these shares, the positive difference between the exercise price paid by the employee and the €11 is recorded in the accompanying consolidated financial statements under the “Negative Goodwill in Consolidation” caption on the liability side of the consolidated balance sheet. This difference will be allocated to income over the remaining period over which the goodwill that initially arose in the transaction is being amortized, up to a maximum of ten years from the acquisition date.

•	For options that had an exercise price of less than €11 per share, Terra Networks, S.A. recorded an asset under the “Due from Shareholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet for the exercise price of the shares. The difference between this price and the €11 was recorded as additional goodwill. This goodwill is being amortized on a straight-line basis over ten years.

The accounting under Spanish GAAP when an award has been exercised or forfeited is also described in Note 4-a.

Under U.S. GAAP, none of these entries would have been recorded. Instead, the options issued in the acquisition of Lycos Virginia would be recorded as purchase price or deferred compensation, as described in section 7 of this Note. Therefore, all related entries under Spanish GAAP have been reversed under U.S. GAAP.

9.    Acquisition of minority interests in Terra Networks USA

In July 2000, Terra Networks, S.A. acquired the remaining 49% holding in Terra Networks Access Services USA Llc. and the remaining 10% holding in Terra Networks Interactive Services USA Llc. from IDT, through a share exchange whereby Terra Networks issued 3,750,000 shares with a stated value, for Spanish GAAP purposes, of €41.25 million. The estimated fair value of the shares of Terra Networks, S.A. was €228.23 million, based on the fair market value of Terra Networks, S.A.’s common stock around the time the terms of the agreements were reached and announced. For U.S. GAAP purposes, the difference of €186.98 million between the fair value of the shares and the par value at which the shares were issued would be considered additional purchase price. This additional consideration would result in the same amount of goodwill. As of December 31,

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

2001 the goodwill arising from these acquisitions was written down both for Spanish and U.S. GAAP purposes, since the ISP operations in the U.S.A. were ceased (see Note 22.11). As a result, the effect from this reconciliation item on shareholders’ equity at December 31, 2002 and 2001 is zero.

10.    Acquisition of Uno-e Bank, S.A.

Pursuant to the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for an aggregate purchase price of €160,434,000. This investment is carried by the equity method and the results of Uno-e Bank, S.A.’s operations have been included in the consolidated financial statements since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

At July 31, 2001
(thousands of Euros)
Current assets	295,046
Property, plant and equipment	3,333
Intangible assets	4,806
Other fixed assets	5,377
Goodwill	130,251
Total assets acquired	438,813
Current liabilities	23
Long-term debt and other	278,356

Total liabilities assumed	278,379

Total net assets acquired	160,434

The amount of goodwill at the time of purchase was the same under Spanish and U.S. GAAP. however, for Spanish GAAP purposes, the goodwill arising in the acquisition of Uno-e Bank, S.A. is being amortized over a period of ten years, while under U.S. GAAP, according to SFAS No. 142, goodwill is no longer amortized.

11.    Goodwill impairment

Under Spanish GAAP, goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a periods of up to ten years beginning from the date of each acquisition.

Under U.S. GAAP, the Spanish GAAP goodwill as well as the additional goodwill recorded under U.S. GAAP (Notes 22.5, 22.7 and 22.9) was being amortized over a period of ten years up to December 31, 2001. In addition, and up to December 31, 2001, goodwill was being reviewed for impairment in accordance with APB 17, “Intangible Assets”, whenever facts and circumstances, such as significant declines in sales, earnings or cash flows, suggested that it might be impaired. Impairment was measured by comparing the carrying value of goodwill to fair value, with fair value being determined based on discounted cash flows.

In 2001 the Controlling Company carried out a study of the evolution of the acquired companies’ business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. Undiscounted cash flows were prepared and compared to the goodwill carrying amount and in the cases where a recoverability problem existed, cash flows were discounted to arrive at

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

the impairment charge. As a result of the study, the goodwill was written down by €35,083 thousand for Spanish and U.S. GAAP purposes. As described in Notes 22.5, 22.7 and 22.9 above, there are significant differences between Spanish and U.S. GAAP in the value of goodwill associated with certain investments, which were also deemed to be impaired.

The following is a summary of the additional impairment charges in the consolidated statement of operations under U.S. GAAP for the year ended December 31, 2001:

Thousands of Euros
Impairment of goodwill arising from OLÉ acquisition	17,093
Impairment of goodwill arising from acquisition of Lycos, Inc.	8,628,163
Impairment of goodwill arising from acquisition of minority interests in Terra Networks USA	144,303

Total goodwill impairment charge	8,789,559

Under U.S. GAAP, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. The provisions of SFAS No. 142 are applied beginning January 1, 2002 for U.S. GAAP reporting purposes.

SFAS No. 142 requires to test all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. As described in Note 1, under Spanish GAAP, the Group utilized a fair-value approach to test goodwill for impairment. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value. The fair value of the reporting units and the related implied fair value of its respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate an impairment as of January 1, 2002. In the fourth quarter of 2002, additional impairment tests were performed. The Controlling Company, assisted by independent valuation consultants, in the case of Lycos, Inc., completed this additional testing of goodwill at a reporting unit level. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result, as of December 31, 2002, the Company recorded a noncash impairment charge of €856.7 million, which is reported for Spanish GAAP purposes in the accompanying statement of operations as “extraordinary expenses”. A summary of the impairment charges in the consolidated statement of operations under Spanish GAAP for the year ended December 31, 2002 are described in Note 5.

Under U.S. GAAP, according to SFAS 142, goodwill assigned to a reporting unit is deemed to be impaired if its carrying amount together with the reporting unit’s book value exceed the reporting unit’s fair value. The amount of goodwill impairment is the difference between the goodwill carrying amount and its “implied” fair value.

The following is a summary of the additional impairment charges in the consolidated statement of operations under U.S. GAAP for the year ended December 31, 2002:

Additional impairment of goodwill under U.S. GAAP	Thousands of Euros
From acquisition of Lycos, Inc.	124,741
From acquisition of Terra Networks Mexico and subsidiaries	18,777
From acquisition of TN Colombia	1,935
Other goodwill impairment charges	1,597

Total goodwill impairment charge	147,050

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The variations in 2002 and 2001 in goodwill under U.S. GAAP for fully consolidated companies were as follows:

Goodwill U.S. GAAP	Balance at 12/31/01	Additions	Retirements/ Transfers	Impairment	Translation differences	Balance at 12/31/02
	Thousands of Euros
Spain	20,765	279	(868)	(11,749)	—	8,427
United States	950,243	—	—	(821,189)	(53,418)	75,636
Brazil	120,074	—	—	—	(51,357)	68,717
Mexico	158,257	—	(1,594)	(148,250)	(8,413)	—
Guatemala	2,309	—	—	—	—	2,309
Argentina	1,767	—	—	(2,661)	894	—
Venezuela	2,952	—	—	(3,246)	294	—
Colombia	16,491	—	—	(16,612)	121	—

Total	1,272,858	279	(2,462)	(1,003,707)	(111,879)	155,089

Goodwill U.S. GAAP	Balance at 12/31/00	Additions	Retirements/ Transfers	Amortization	Impairment	Translation differences	Balance at 12/31/01
	Thousands of Euros
Spain	45,382	4,153	—	(11,677)	(17,093)	—	20,765
United States	12,583,381	11,054	(150,159)	(2,750,417)	(8,772,466)	28,850	950,243
Brazil	168,943	—	(4,484)	(33,188)	—	(11,197)	120,074
Mexico	212,887	—	463	(58,332)	—	3,239	158,257
Guatemala	2,844	—	—	(535)	—	—	2,309
Argentina	9,762	—	—	(6,473)	—	(1,522)	1,767
Venezuela	3,623	—	—	(643)	—	(28)	2,952
Colombia	18,853	—	—	(3,125)	—	763	16,491

Total	13,045,675	15,207	(154,180)	(2,864,390)	(8,789,559)	20,105	1,272,858

The following is a disclosure of what reported net income would have been in all periods presented exclusive of amortization expense:

	12/31/02	12/31/01	12/31/00
	Thousands of Euros, except per share data
Reported net loss U.S. GAAP	(1,597,689)	(11,411,749)	(1,236,441)
Goodwill amortization	—	2,777,449	497,005

Adjusted net loss U.S. GAAP	(1,597,689)	(8,634,300)	(739,436)

Earnings per share:
Reported net loss per share U.S. GAAP	(2.599)	(18.369)	(3.586)
Goodwill amortization	—	4.471	1.441

Adjusted net loss per share U.S. GAAP	(2.599)	(13.898)	(2.145)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

12.    Investments under FASB 115

Under U.S. GAAP equity investments representing an ownership interest between 20% and 50%, or for which significant influence (but not control) can be exerted, should be accounted for under the equity method of accounting. Investments in debt and marketable securities for which significant influence cannot be exerted should be accounted for pursuant to FASB 115 “Accounting for Certain Investments in Debt and Equity Securities”. Lycos, Inc., subsidiary of Terra Networks, S.A., has several equity investments, and pursuant to FASB 115 it has been concluded that all of its equity investments representing ownership interests of less than 20% should be considered “available for sale” and accordingly these investments are marked to market at each balance sheet date and any unrealized gains or losses are recorded in the equity section of the balance sheet (comprehensive income) and not through the statements of operations.

Under Spanish GAAP, all unrealized losses are recorded in the statement of operations and a reserve for those investments that have declined in value is recorded. In contrast, under Spanish GAAP the historical cost basis of those investments that have increased in value is not adjusted and all unrealized gains are not recognized as income until they are realized.

13.    Treasury stock

In the Spanish GAAP financial statements, treasury stock is shown separately in the assets side of the consolidated balance sheet. For U.S. GAAP reporting purposes, treasury stock is shown as a component of the shareholders’ equity (deduction).

14.    Tax deduction benefit of stock options

Under U.S. GAAP, the exercise of employee stock options results in a tax benefit, which can be carried forward to offset future taxable income. The benefit, when recognized, is accounted for as a credit to additional paid-in capital for U.S. GAAP purposes. Under Spanish GAAP, a reduction in income tax expense would be recorded. Under U.S. GAAP, the deferred tax asset associated with the future deduction would be fully reserved against, as its ability to be realized is not certain.

15.    Translation of goodwill

Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is carried at cost based on the historical exchange rate on the date the acquisition was consummated. Under U.S. GAAP, all assets, including goodwill and other intangible assets, are translated using the current rate of exchange as of the balance sheet date.

16.    Shares in deposit at finance entities acting as agents in stock option plans

In the Spanish GAAP financial statements, the amount paid by the two finance entities, Banco Zaragozano and Caja de Ahorros y Pensiones de Barcelona (La Caixa), acting as agents in the Stock Option Plan for Terra Networks, S.A.’s employees is recorded as a capital increase subscribed to by the afore-mentioned companies. For U.S. GAAP reporting purposes, this amount is shown as a component of the long-term liabilities since the banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through the agreement that entitles and obligates it to repurchase them.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

17.    Revenue recognition

The main difference in accounting treatment with respect to revenue recognition is related to up-front connection fees from the sale of license software packages, which under Spanish GAAP are, in most cases, recognized directly to earnings, while under U.S. GAAP, because there is no vendor-specific objective evidence of their fair value, these fees are recorded in earnings throughout the expected life of the client relationship, in accordance with SOP 97-2, “Software Revenue Recognition”. Up to December 31, 2001, the volume of these fees represented an insignificant amount, and therefore, no difference between Spanish GAAP and U.S. GAAP was adjusted. See Note 22.23 for more detail on revenue recognition significant accounting policies.

18.    Restructuring charge

On February 5, 2003, Lycos, Inc. experienced a workforce reduction of 145 employees. The Company expects to incur approximately €3.7 million of restructuring expenses composed primarily of employee severance and outplacement services, which the Company anticipates will be paid during 2003.

Under Spanish GAAP, expenses related to this restructuring have been considered probable, and therefore have been provisioned for as a component of accrued expenses in the accompanying consolidated balance sheet as of December 31, 2002. Under US GAAP, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which the Company has decided to early adopt (see Note 22.32), if employees are not required to render service until they are terminated in order to receive the termination benefits or will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognized and measured at its fair value at the communication date which was in February 2003. Therefore, the related restructuring charges were eliminated.

Additional disclosures required under U.S.GAAP

19.    Comprehensive income

Comprehensive income is defined in FASB Concepts Statements No. 6 and SFAS No. 130, “Reporting Comprehensive Income”, as “the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners”.

The following represents the statement of comprehensive loss prepared under U.S. GAAP:

Statement of Comprehensive Loss	12/31/02	12/31/01
	Thousands of Euros
Net loss per U.S. GAAP	(1,597,689)	(11,411,749)
Other comprehensive income (loss):
Foreign currency translation adjustments	(330,733)	(922,643)
Unrealized gains/losses on marketable securities, net of tax of nil	(2,698)	80,668

Comprehensive loss	(1,931,120)	(12,253,724)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The following represents the statement of changes in accumulated other comprehensive loss prepared under U.S. GAAP:

Accumulated Other Comprehensive Loss	12/31/02	12/31/01
	Thousands of Euros
Beginning balance, January 1	(1,090,121)	(248,146)
Foreign currency translation adjustments	(330,733)	(922,643)
Unrealized gains/losses on marketable securities, net of tax of nil	(2,698)	80,668

Ending balance, December 31	(1,423,552)	(1,090,121)

20.    Statement of cash flows

For purposes of the statement of cash flows, the Group considers all highly liquid debt instruments (or investments) purchased with an original maturity of three months or less to be cash equivalents. Certain balances in the statement of cash flows for the year ended December 31, 2000 have been reclassified to conform with the current period presentation.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

	12/31/02	12/31/01	12/31/00
	Thousands of Euros
Net loss per Spanish GAAP	(2,008,870)	(566,298)	(556,354)

Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization	142,718	157,426	83,513
Amortization of goodwill	254,157	386,332	253,484
Reversal of negative goodwill in consolidation	(1,602)	(2,825)	—
Minority interest in loss of subsidiaries	(2,412)	(1,620)	691
Equity method gains/losses	148,902	181,732	54,721
Losses on fixed assets	—	1,956	28,650
Gains on fixed assets	—	(315)	(817)
Provision in long-term financial investment	33,488	13,676	11,095
Tax assets for tax loss carryforwards	342,346	(363,350)	(248,142)
Goodwill impairment	856,657	—	—
Write-down of start-up costs and other assets	110,821	—	—
Other	46,509	21,000	1,142
Changes in operating assets and liabilities, net of effects from purchase of new investments-
Inventory	1,919	(223)	517
Accounts receivable from third parties	25,524	33,984	(77,584)
Accounts receivable from related companies	(16,341)	(24,597)	(19,104)
Prepayments	10,825	14,313	(37,193)
Prepaid taxes	23,431	(18,773)	(26,936)
Trade creditors	(53,466)	(68,874)	170,785
Non-trade creditors	(18,673)	(11,296)	5,481
Accounts payable to related companies	(103,303)	90,797	34,200
Accrued taxes payable	5,853	(4,080)	2,671
Deferred revenues	(3,336)	(4,757)	43,638
Other liabilities	—	(1,178)	942

Net cash provided by (used in) operating activities	(204,853)	(166,970)	(274,600)

Cash flow from investing activities:
Cash paid for financial investments and other	(23,403)	(87,515)	(7,948)
Acquisitions of businesses	(68,345)	(183,658)	(378,527)
Cash acquired through acquisitions	—	—	777,385
Capital expenditures	(43,032)	(108,680)	(218,264)
Payments for start-up costs	(69)	(95)	(79,740)
Sale of investments and other	9,109	13,005	8,506

Net cash provided by (used in) investing activities	(125,740)	(366,943)	101,412

Cash flow from financing activities:
Proceeds from issuance of common stock	—	—	2,199,997
Proceeds from other capital contributions	3,756	19,203	65,360
Increase (decrease) in other-long term liabilities	(21,645)	1,940	8,859
Contributions from minority interest owners	(1,150)	4,736	(1,737)

Net cash provided by (used in) financing activities	(19,039)	25,879	2,272,479

Translation differences	(79,404)	24,774	(15,893)

Net change in cash and cash equivalents	(429,036)	(483,260)	2,083,398
Cash and cash equivalents at beginning of year	2,190,124	2,673,384	589,986

Cash and cash equivalents at end of year	1,761,088	2,190,124	2,673,384

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

21.    Stock option plan

a)      Terra Networks, S.A. Stock Option Plans

As described in Note 18-a, the Company has a stock incentive plan that was adopted on October 1, 1999. On November 17, 1999, the date of the Group’s initial public offering (“IPO”), Terra Networks, S.A. issued 14,000,000 ordinary shares to Banco Zaragozano and Caja de Ahorros y Pensiones de Barcelona (La Caixa), as agents under the Terra Networks, S.A. Stock Option Plan. In 2000, the Company granted 795,910 options to employees. Each option entitles the holder to acquire one ordinary share of Terra Networks, S.A. The exercise price of these options was €11.81. These options have an expiration date of four years and three months from the date of grant and will vest at a rate of one-third each year from the second year from the date on which the options are granted.

The weighted average contractual life of outstanding options was 1.3 years as of December 31, 2002, and at December 31, 2000 the fair value of options granted during 2000 was approximately €7.26 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the 2000 grants: risk-free interest rate of 5.275%; expected life of 4 years; expected dividend yield of zero percent; and assumed volatility of 78% based on a study of volatility factors of public companies in the same industry as Terra Networks, S.A., such as Yahoo!, AOL, Amazon and others.

On December 22, 2000, the Board of Directors approved the launch of a second phase of the Stock Option Plan. 5,806,632, 3,326,169 and 949,200 options to acquire ordinary shares of Terra Networks, S.A. were granted to employees of the Company and Board members in 2000, 2001 and 2002, respectively, under this phase of the Stock Option Plan. Each of the stock options under the second phase of the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price equivalent to the market value of Terra Networks, S.A.’s common stock on the date of grant. The options granted under this phase of the Plan are exercisable at a rate of one fifth each year from the first year from the date on which the options are granted. These options have an expiration date of five years from the date of grant.

The weighted average contractual life of outstanding options was 4 years, and at December 31, 2000, 2001 and 2002 the fair value of options granted during 2000, 2001 and 2002 pursuant to the second phase of the Stock Option Plan was approximately €13.18, €6.54 and €4.25 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used:

Assumption	Granted in 2002	Granted in 2001	Granted in 2000
Risk-free interest rate	3.83%	4.29%	4.795%
Expected life	5 years	5 years	4.47 years
Expected dividend yield	0%	0%	0%
Assumed volatility	55.21%	67.69%	78	% (*)

(*)	Based on a study of volatility factors of public companies in the same industry as Terra Networks, S.A., such as Yahoo!, Amazon and others.

Terra Networks, S.A. applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option grants to employees and directors. Accordingly, no compensation cost has been recognized related to such grants in the accompanying statements of operations for the years ended December 31, 2000, 2001 and 2002, as the exercise price of the options was equivalent to the fair value Terra Networks’ ordinary shares on the measurement date. Had compensation cost for these grants been determined

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

consistent with Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation,” the Group’s net loss would have been increased by approximately €20.77 million, €44.02 million and €37.33 million for 2000, 2001 and 2002, respectively, and the Group’s basic and diluted loss per share under US GAAP would have increased by €0.06, €0.07 and €0.06 per share for the years ended December 31, 2000, 2001 and 2002, respectively.

The following table summarizes information about stock options outstanding under the Terra Networks Stock Option Plan at December 31, 2002:

	Options outstanding at 12/31/02			Options exercisable at 12/31/02
Exercise prices	Number outstanding at 12/31/02	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable at 12/31/02	Weighted- average exercise price
€ 5.22 - € 9.92	2,175,400	4.0	€7.85	309,875	€8.09
€ 9.93 - €14.63	2,640,621	1.3	€11.90	1,434,921	€11.81
€14.64 - €19.34	244,000	3.3	€16.34	61,000	€16.51
€19.35 - €24.05	3,219,581	2.9	€19.80	1,601,761	€19.79
€24.06 - €28.81	620,900	3.3	€24.74	155,225	€26.58

	8,900,502		€14.86	3,562,782	€14.54

b) Terra	Networks, S.A. Stock Option Plan resulting from the acquisition of Lycos, Inc.

In connection with the acquisition of Lycos, Inc. Terra Networks, S.A. assumed Lycos, Inc. Stock Option Plans (see Note 18-b).

For the Lycos, Inc. Stock Option Plans no compensation charge under either APB 25 or SFAS 123 has been calculated since these options form part of the goodwill arising in the acquisition (see Note 22.7).

The following table summarizes information about stock options outstanding under the Lycos, Inc. Stock Option Plans at December 31, 2002:

	Options outstanding at 12/31/02			Options exercisable at 12/31/02
Range of exercise prices	Number outstanding at 12/31/02	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable at 12/31/02	Weighted- average exercise price
$ 0.0001 - $ 3.9709	754,235	3.0	$2.5712	754,235	$2.5712
$ 3.9710 - $ 7.9419	2,467,011	4.4	$6.0648	2,465,480	$6.0646
$ 7.9420 - $11.9128	314,775	3.0	$9.1607	311,335	$9.1521
$11.9129 - $15.8837	11,002,138	5.1	$15.5301	8,829,279	$15.4469
$15.8838 - $19.8546	2,592,709	6.4	$18.0177	2,479,841	$18.0674
$19.8547 - $23.8256	2,580,197	4.1	$21.3557	2,363,770	$21.3762
$23.8257 - $27.7965	1,004,913	3.4	$24.8753	888,286	$24.8675
$27.7966 - $31.7674	6,934,018	5.8	$29.9401	6,587,156	$29.9999
$31.7675 - $35.7384	170,608	4.3	$34.0148	165,462	$34.0207
$35.7385 - $39.7093	97,725	3.7	$38.4360	97,634	$38.4349

	27,918,329			24,942,478

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

22.    Business segment data

The Group operates in some business segments, based on geographic regions in which the Group conducts operations. These segments are consistent with the way management analyses its businesses.

Accounting principles-

All transactions between segments are made at market prices or at prices which have been approved, and published, by the regulatory authority. The accounting principles used in accounting for the segments are the same as those used in the consolidated financial statements.

Distribution of sales by product for the years ended as of December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
	Thousands of Euros
Advertising(*)	264,728	376,341	127,117
Access	238,684	203,780	118,694
Corporate Services	43,657	46,130	29,306
E-commerce	16,634	12,801	12,881
Other	58,088	54,460	18,529

Total revenues	621,791	693,512	307,529

(*)	As of December 31, 2002 approximately 61% of the revenues relate to the advertising contract with Bertelsmann. As of December 31, 2001 more than one third of advertising revenues relate to such advertising contract.

Geographic distribution of sales to external clients (taken to be the country in which the Terra Lycos Group service provider company is located) for the years ended as of December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
	Thousands of Euros
Sales to external clients:
Spain	155,317	113,307	44,926
United States	193,339	355,621	93,968
Brazil	105,119	96,294	71,268
Mexico	49,316	60,958	50,768
Chile	20,854	21,694	10,043
Guatemala	2,536	2,644	2,530
Peru	2,577	3,421	1,557
Argentina	290	1,636	1,358
Venezuela	692	3,410	619
Colombia	691	1,309	174
Uruguay	74	110	90
Caribbean	36	76	—

	530,841	660,480	277,301

Sales to related parties	88,094	29,969	27,743
Other revenues	2,856	3,063	2,485

Total revenues	621,791	693,512	307,529

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The contribution by geographical market (taken to be the country in which the Terra Lycos Group service provider company is located) to the “Total operating revenues” caption in the accompanying consolidated statement of operations is shown in Note 16.

The distribution of fixed assets and intangible assets under Spanish GAAP at December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
	Thousands of Euros
Property, plant and equipment (net):
Spain	21,453	31,169	24,935
Chile	4,778	7,436	9,340
Mexico	4,437	52,889	40,997
Brazil	7,211	15,894	21,212
United States	13,935	14,968	16,306
Peru	1,705	2,308	2,772
Argentina	—	1,458	3,223
Guatemala	888	1,261	1,366
Venezuela	288	245	177
Colombia	—	389	334
Uruguay	14	104	178
Caribbean	50	97	—

Total	54,759	128,218	120,840

Intangible assets (net):
Spain	22,695	36,637	53,766
Chile	5,907	11,078	3,935
Mexico	2,651	21,382	14,137
Brazil	7,788	16,524	22,276
United States	16,315	37,176	48,809
Peru	1,544	21,321	25,554
Colombia	—	13,224	11,693
Argentina	—	471	944
Guatemala	81	70	60
Venezuela	88	205	34
Uruguay	—	9	18
Caribbean	17	—	—

Total	57,086	158,097	181,226

23.    Significant accounting policies

Under US GAAP, there are some specific literatures regarding revenue recognition (SAB 101), advertising barter transactions (EITF 99-17) and web site development costs (EITF 00-02), among others, to take into account in the internet industry. The significant accounting polices specifically related to the internet industry, among others, and a comparison between U.S. and Spanish GAAP are as follows:

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Revenue Recognition-

Under U.S. GAAP, the SAB 101 and a supplemental Q&A also published by the staff of the U.S. Securities and Exchange Commission (SEC), offer guidance for a number of transactions based on four requirements, which are: (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured.

Under Spanish GAAP revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues from the sale of advertising are obtained through short-term contracts and payments, which business partners make for long-term prominent placing and advertising space on the Company’s websites. Under these contracts, the Company guarantees for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized, under both Spanish and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of “impressions” or times that an advertisement appears in pages viewed by users of the Company’s online properties.

Revenues from providing interconnect consist of the portion of the interconnection fees due to the Company. The revenues from providing Internet access are recorded, under both Spanish and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carries the risk of loss for the collection. Only a commission is recorded as revenue from providing Internet access when the criteria as described above are not met. The revenues are recognized when the services are performed.

The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the Company’s suite of products as well as from royalties from the sale of goods and services from the Company’s websites. Electronic commerce revenues are generally recognized, under both Spanish and U.S. GAAP, upon delivery provided that there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recorded net when it acts as an agent in the transaction.

The other revenues consist of revenues from licensing which are generated from the fees for product licenses and the relevant maintenance and support services. under Spanish GAAP, the revenues from licensing are recognized at the time the service is rendered, if there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable.

Under U.S. GAAP, and in accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software support fees are deferred and credited to income on a straight line basis over the life of the related service contract, which is generally one month. SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. In compliance with SOP 97-2, when vendor-specific objective evidence does not

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

exist to support the fair value of each element in a multiple-element arrangement, all the revenue from the arrangement is deferred and recognized ratably over the life of the related contract for U.S. GAAP purposes (see Note 22.18).

Web Site Development Costs-

The Emerging Issues Task Force (“EITF”) addressed the issue of accounting for the costs of developing a web site in Issue No. 00-2, “Accounting for Web Site Development Costs “, and concluded that software that is developed by the company or purchased from vendors represent internal use software covered by SOP 98-1. However, in determining the appropriate accounting for costs incurred for software to be used in the company’s web site, consideration should be given to the following: (1) the guidance provided in SOP 93-7, “Reporting on Advertising Costs”, if the web site is to be wholly or partially used for advertising; (2) whether the costs incurred are graphics and software costs or represent content development costs; and (3) the appropriate amortization period.

Graphic costs, the costs of graphics that are a component of software and the costs of developing initial graphics should be accounted for pursuant to SOP 98-1 for internal-use software, and pursuant to Statement 86 for software marketed externally. Modifications to graphics after a web site is launched should be evaluated to determine whether the modifications represent maintenance or enhancements of the web site.

All costs relating to software used to operate a web site should be accounted for under SOP 98-1 unless a plan exists or is being developed to market the software externally, in which case the costs relating to the software should be accounted for pursuant to Statement 86.

Content development costs related to preparing, updating and organizing the information presented in the web site have been accounted for pursuant to APB Opinion 17, “Intangible Assets”, up to December 31, 2991 and SFAS No. 142 beginning January 1, 2002. The costs of internally developed intangible assets which are not specifically identifiable should be expensed as incurred, while amounts paid to third parties should be recognized as an asset.

The majority of the Group’s software and software related expenditures relate to the development and maintenance of its portal. Under Spanish GAAP, internal and external costs incurred in the planning or conceptual development of the Group’s portal are expensed as incurred. Once the planning or conceptual development of a web site enhancement project has been achieved, and the project has reached the application or development stage, the following costs are capitalized as intangible assets:

•	external direct costs of materials and services used in the project,

•	payroll and payroll-related costs for employees who are directly associated with and who devote time to the project (to the extent of the time spent directly on the project) and

•	interest cost incurred in the development of the project, if material.

Training and routine maintenance costs are expensed as incurred. Costs incurred that result in enhancements or additional functionality to the web site are capitalized in accordance with the policy described above. Due to the above, there are no major differences between Spanish and U.S. GAAP.

During the years ended December 31, 2002, 2001 and 2000, most of our costs are charged to earnings relating to web site development. Those costs relate mainly to the purchase of content or monthly rental fees paid to our suppliers and, accordingly, these costs have been not capitalized.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Barter Transactions-

Under U.S. GAAP, Emerging Issues Task Force (“EITF”) 99-17, “Accounting for Advertising Barter Transactions” provides accounting guidance for barter transactions involving a nonmonetary exchange of advertising. Generally, such barter transactions should only be recorded as revenues and cost to the extent that the fair value of the advertising surrendered in the transaction is determinable based on a company’s historical practice of receiving cash for similar advertising provided to buyers unrelated to the counterparty in the transaction. In addition, if an entity engages in advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17, no revenues or costs should be recorded, but information regarding the volume and type of advertising surrendered and received (such as the number of equivalent pages, the number of minutes, or the overall percentage of advertising volume) should be disclosed for each income statement period presented.

The fair value of the Group’s barter transactions, which are very limited, has not been determined in accordance with the provisions of EITF 99-17 and therefore, the Group has not recorded any revenues or costs related to these transactions. Additionally, the volume of barter transactions including advertising was not significant for the three years ended December 31, 2002, both for displaying and for surrendering advertising.

Accounting for Derivatives-

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in host contracts and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

If the derivative is designated as a hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings, depending on the nature of the hedge. Any portion of a change in a derivative’s fair value that is considered to be ineffective will have to be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings. Since the Company does not have any derivative instrument hedging accounting assignation or any other embedded derivatives, it was not necessary to book an adjustment for U.S. GAAP purposes.

Impairment and Disposal of Long-Lived Assets-

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The adoption of SFAS No. 144 did not have a material impact on the Company’s results of operations or financial position under U.S. GAAP.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

24.    Change in accounting estimate

In 2001 the Controlling Company has carried out a study of the evolution of the acquired companies’ business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. As a result of the study, the balance of the “Goodwill in Consolidation” caption was written down by €35,083,000 for Spanish and U.S. GAAP purposes (see Note 22.11) and a portion of goodwill was allocated to the agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A.

Also, in 2001 the Company adapted the amortization period for goodwill to the new revenue forecasts in order to achieve a better matching of expenses and revenues in the future, in accordance with the effective rate of maturation of the Terra Lycos Group and of the industry in which it operates. As a general rule the new amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. which will be recovered in proportion to the revenues generated by that agreement.

The goodwill arising from the acquisitions made in 2001 amounted to €145,458 thousand. The charge to the 2001 consolidated statement of operations in connection with the amortization of consolidation goodwill amounted to €386,332 thousand (see Note 5). Had the consolidation goodwill been amortized on a straight-line basis over five years throughout 2001, the charge in this connection to the 2001 consolidated statement of operations would have increased by €163,408 thousand.

25.    Disclosure of fair value of financial instruments

SFAS No. 107 requires that the Group disclose the estimated fair value of its financial instruments as of December 31, 2002, 2001 and 2000. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a) Cash and cash equivalents

The fair value of these investments approximates their carrying value due to the short maturity of the instruments.

b) Short-term investments

The carrying value for short-term investments approximates fair value because of the relatively short time between the origination of the instruments and their expected realization.

c) Long-term financial investments

The fair value of long-term financial investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments considered individually, the cost of valuing them based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained thereby, and the Group’s management considers that the difference between the book value and the fair value is not material.

d) Accounts receivable and accounts payable

The fair value of these accounts approximates their carrying value because of their short-term nature.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

26.    Classification differences

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating loss. The amount of goodwill amortization recorded under Spanish GAAP was €254,157 thousand, €386,332 thousand and €253,484 thousand for the years ended December 31, 2002, 2001 and 2000. For U.S. GAAP reporting purposes, amortization of goodwill is shown as a deduction before operating income. Under U.S. GAAP, goodwill is only amortized up to January 1, 2002.

For U.S. GAAP, all goodwill related to investments accounted for under the equity method would be included within the carrying amount of the investment in the equity method investee, rather than being shown as a part of the separate goodwill balance on the balance sheet as is done under Spanish GAAP. This classification difference would increase the carrying amount of equity investments and decrease goodwill under U.S. GAAP by €145,553 thousand and €142,309 thousand in 2002 and 2001, net of accumulated amortization and after impairments.

In the Spanish GAAP financial statements, equity in losses of companies carried by the equity method is shown below operating loss in the consolidated statement of operations. The amount of equity in losses of companies carried by the equity method recorded under Spanish GAAP was €148,902 thousand, €181,732 thousand and €54,721 thousand for the years ended December 31, 2002, 2001 and 2000. For U.S. GAAP reporting purposes, equity in losses of companies carried by the equity method is presented after the minority interest in the statement of operations (on an after tax basis).

In the Spanish GAAP financial statements, the portion of goodwill arising in the acquisition of Lycos, Inc. allocated to the Strategic Agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. is shown in the consolidated balance sheet as goodwill. Under U.S. GAAP, this asset is classified as an intangible asset.

Under Spanish GAAP, certain income and expenses, such as those arising from the disposition of fixed assets can be classified as extraordinary items. Under U.S. GAAP, these amounts would be classified as a component of operating income (loss).

27.    Advertising

The Group companies advertise their branded services and products through national and regional media in the countries in which they operate. These advertising costs are expensed as incurred, and are charged to “operating expenses”. For the years ended December 31, 2002, 2001 and 2000, advertising expenses amounted to €142,905 thousand, €186,048 thousand and €211,428 thousand, respectively.

28.    Earning per share

The Group has no potentially dilutive shares, as defined under FAS 128 “Earning Per Share”. Therefore, there are no differences between basic and diluted loss per share for any periods presented.

29.    Pro Forma effect of acquisitions

U.S. GAAP requires the disclosure of certain information about significant acquisitions that occur during the periods for which financial statements are presented.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

The following unaudited information presents the results of operations of the Group under U.S. GAAP as if the material acquisitions of Lycos Virginia, Inc. (subsequently renamed Lycos, Inc.), Terra Networks Brasil (formerly Nutec Informatica, S.A.), OLÉ and Terra Networks México, S.A. de C.V. had taken place at the beginning of each period presented. Such acquisitions are the only ones that have a material effect, on a proforma basis, on the accounts reported below:

Year Ended Dec. 31, 2000
(Unaudited) In Thousands of Euros, Except per Share Data
Revenues	571,837
Net loss before amortization of goodwill arising from acquisition of Lycos	(843,585)
Net loss	(3,400,564)
Net loss per share	(7.16)

These unaudited results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the dates indicated, or which may result in the future.

30.    Related Party Transactions

Terra Networks, S.A. has entered or expects to enter into a number of agreements with its parent company, Telefónica S.A. and its subsidiary or affiliated companies. The most significant contract involves a fee that Telefónica Data España, S.A. will pay to Terra Networks, S.A. for the Internet traffic that Terra Networks España, S.A. captures for Telefónica Data España, S.A. This contract was signed on September 15, 1999. The Comisión del Mercado de las Telecomunicaciones (CMT), the Spanish telecommunications regulator, required Telefónica, S.A. to offer the same terms to other Internet providers.

We also have a number of agreements with Telefónica S.A. or its subsidiaries to provide web site content, Internet access to cable customers and other services for which we receive revenues. The amount of these revenues for the years ended December 31, 2000, 2001 and 2002 were €26,282 thousand, €28,030 thousand and €53,651 thousand. The amount in 2002 includes revenues for the sale of software package licenses and provision of the associated maintenance and support services to Telefónica de España, under the agreement between Terra Networks España, S.A. and Telefónica de España, S.A. (see Notes 4-n and 16).

We also utilize services provided by Telefónica, S.A. and its subsidiaries, such as the leasing of circuits, cash-management services, the obtaining of reference information and other services. Costs related to services provided by related parties for the years ended December 31, 2000, 2001 and 2002 were €88,084 thousand, €191,476 thousand and €172,718 thousand. For those contracts currently in place, Terra Networks, S.A. believes that the terms of these arrangements are at least as favorable as could be obtained in an arm’s length transaction between non-affiliated parties.

31.    Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

32.    New accounting standards

Accounting for asset retirement obligations-

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections-

On April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not anticipate that application of this Standard will have any impact on its financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities-

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The standard affects the accounting for restructuring charges and related activities and generally will lengthen the timeframe for reporting of expenses relating to restructuring activities beyond the period in which a plan is initiated. The provisions of this statement are required to be adopted for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. For U.S. GAAP purposes management has recorded the impact of a reduction in force experienced subsequent to December 31, 2002 in accordance with SFAS No. 146 as disclosed in Note 22.18.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Accounting for Stock-Based Compensation-

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently accounts and expects to continue to account for its stock option plans under Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, and thus does not expect that the application of SFAS 148 will have any effect on its financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities-

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company has not assessed what impact, if any, application of this Standard will have on its financial position, results of operations, or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity-

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has not yet assessed what effect, if any, adoption of this Standard will have on its financial position, results of operations or cash flows.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Guarantor’s Accounting and Disclosure Requirements for Guarantees-

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements are applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45 and is evaluating the effect the other requirements may have on its financial statements (see Note 18-c).

Consolidation of Variable Interest Entities-

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Company is required to apply FIN No. 46 to all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the Company is required to apply FIN No. 46 on July 1, 2003. The Company does not expect that FIN No. 46 will have a material effect on its financial statements.

Accounting for Revenue Arrangements with Multiple Deliverables-

In November 2002, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” The provisions of EITF 00-21 are required to be adopted for revenue arrangements entered into after June 28, 2003, although early adoption is permitted. EITF 00-21 addresses arrangements with customers that have multiple deliverables such as the sale of a license with services and provides guidance as to when recognition of revenue for each deliverable is appropriate. The Company is evaluating the timing and impact of adoption of EITF 00-21.

EXHIBIT I:  consolidated companies

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02		Net Worth at 12/31/02
		Thousands of Euros
Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) Provision of Internet services Vía Dos Castillas, 33, Pozuelo de Alarcón, Madrid	100%	661		14,075

Terra Lycos, S.A. (formerly Terra Networks Intangibles, S.A.) Provision of Internet services Gran Vía, 28, Madrid	100%	60		53

Terra Lycos Holding, B.V. Software licenses distribution Koningslaan 34 1075 AD Amsterdam, Netherlands	100%	18		18

Uno-e Bank, S.A. Online bank Capitán Haya, 1, 28020, Madrid	49%	54,091		81,487

Terra Networks España, S.A. ISP Vía Dos Castillas, 7, Pozuelo de Alarcón, Madrid	100%	8,120		(396,512)

Ordenamiento de Links Especializados, S.L. (OLE) Internet search engine Nicaragua, 54, Barcelona	100% Indirectly through TN España	6,004		(1,918)

OLE de Contenidos Interactivos, S.A. (formerly Europa Press Comunicación, S.A. ) Dissemination of information Paseo de la Castellana, 210, Madrid	100% Indirectly through OLE	90		4

ADQ Advertising Quality, S.L. Advertising services using IT media Paseo de la Castellana, 210, Madrid	100% Indirectly through OLE	12		(97)

CIERV, S.L. Design of communications products Almirante, 16, Madrid	100%	6		(* )

Corporación Real Time Team, S.L. Design, programming, advertising and consulting on the Internet Almirante, 16, Madrid	35.16% 12.04% indirectly through CIERV	18		(** )

Lycos, Inc (formerly Lycos Virginia, Inc.)(1) Internet portal 100 Fifth Avenue, Waltham, USA	100%	1,366		567,546

Quote.com LLC Financial services 850 N. Shoreline Blvd, Mountain View, USA	100% Indirectly through Lycos	92		(15,072)

Lycos Business Trust (formerly Lycos Securities Co.) Investment company 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(152,060)

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02		Net Worth at 12/31/02
		Thousands of Euros

Lycos Business Trust II (formerly Lycos Securities Co. II) Investment company 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	16,450

Lycos Asia Limited Internet portal 31 Exeter Road #14-00, Singapur	50% Indirectly through Lycos	59,460		(12,125)

GetRelevant Internet portal 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	(*	)	(364)

Lycos Intangibles LLC Internet portal 1, The Crown, Sir Luigi Cmilleri St, Sliema, Malta	100% Indirectly through Lycos	(*	)	(*	)

Lycos Europe, N.V. Internet portal Richard Holkade 30-34, Haarlem, Holanda	32.1% Indirectly through Lycos	3,396		247,768

Wired Digital, Inc. Information services 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	70		(73,160)

Wired Ventures, Inc. Internet in general 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	(*	)	(*	)

Wired Japan, YK Internet in general 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	(*	)	(*	)

Lycos Americas I, Inc. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

Lycos Americas II, Inc. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

Lycos De Argentina, S.R.L. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

Lycos de Mexico S. De R.I. de CV Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements
TN:	Terra Networks
ISP:	Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02		Net Worth at 12/31/02
		Thousands of Euros
Lycos(Australia) PTY Limited Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

Tripod(Australia) PTY Limited Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

Terra Lycos Ventures, LP Internet in general Two Gateway Center, Suite 1750, Pittsburgh PA	13.2% Indirectly through Lycos	(*	)	12,279

Terra Lycos Triangle Partners, LLC Internet in general Two Gateway Center, Suite 1750, Pittsburgh PA	70% Indirectly through Lycos	(*	)	(554)

Lycos Japan (Branch), Inc. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*	)	(*	)

Terra Networks USA, Inc. and subsidiaries(1) Internet Portal Miami, Florida, USA	100% Indirectly through Lycos	7,503		(152.401)

Aremate.com, Inc. Internet content and e-commerce 1018 Centre Road, Wilmington, Delaware, USA	29.5% Indirectly through Lycos	(**	)	(**	)

Terra Networks Latam E.T.V.E, S.L. (formerly Terra Networks Asociadas Extranjeras, S.L.) Foreign-securities management company Gran Vía, 28, Madrid	100%	52,483		113.151

Telefónica Interactiva Brasil, Ltda(1) Portfolio company Rua de Consolaçao, 247, 6º Sao Paulo, Brasil	99.99% Indirectly through TN Latam	319,743		80,698

Terra Networks Brasil, S.A.(1) ISP y Portal Morro de Santa Teresa, Porto Alegre, Brasil	100% 64.98% Indirectly through TI Brasil	432,396		10,108

Nutecnet Santa Maria, Ltda.. ISP Rua dos Andradas, 1711 sala 701, Santa María, Rio Grande do Sul, Brasil	100% Indirectly through TN Brasil	3		(909)

Nutecnet Caxias do Sul, Ltda ISP Rua Guia Lopes, 556, Sala 17, Caxias do Sul, Rio Grande do Sul, Brasil	100% Indirectly through TN Brasil	3		19

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements

TN: Terra Networks

ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02	Net Worth at 12/31/02
		Thousands of Euros
Nutecnet Criciúma, Ltda. ISP Rua Joao Pessoa, 45 sala 202, Criciúma, Santa Catarina, Brasil	100% Indirectly through TN Brasil	12	(178)

Nutecnet Blumenau, Ltda. ISP Rua Uruguai, 444, Blumenau, Santa Catarina, Brasil	100% Indirectly through TN Brasil	24	(85)

Nutecnet Itajai, Ltda. ISP Rua Olimpio de Miranda Junior 155, Itajai, Santa Catarina, Brasil	100% Indirectly through TN Brasil	9	(3)

Africanet Proveedora de Acesso e Informaçoes, Ltda. ISP Rua Timbiras, 138, loja 03 Belo Horizonte, Minas Gerais, Brasil	99.99% Indirectly through TN Brasil	11	(19)

Mago Informaçoes e Dados, Ltda. ISP Rua Timbiras, 138 loja 03, Belo Horizonte, Mina Gerais, Brasil	99.99% Indirectly through TN Brasil	30	(1,830)

Voyager Informática, Ltda. ISP Rua General João Manoel, 90, 6º andar, Porto Alegre, Rio Grande do Sul, Brasil	99.99% Indirectly through TN Brasil	86	5

Manchester Informática, Ltda. ISP Rua Abiail do Amaral Carneiro, 191, loja 03/04, Vitoria, Espirito Santo, Brasil	99% Indirectly through TN Brasil	145	(472)

Pensatron Informática, Ltda. ISP Rua Boulevard 28 setembro 389, sala 416/417, Rio de Janeiro, Brasil	99.99% Indirectly through TN Brasil	10	106

Netmarket Informática, Ltda ISP Rua General João Manoel, 90, Porto Alegre, Rio Grande do Sul, Brasil	99.99% Indirectly through TN Brasil	58	(2)

Easyway Integradora Sistemas, Ltda. ISP Rua Alfonso Cavalcanti, 54, Porto Alegre, Rio Grande do Sul, Brasil	99.97% Indirectly through TN Brasil	1,136	77

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements

TN: Terra Networks

ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02	Net Worth at 12/31/02
		Thousands of Euros
Missoes Informática, Ltda. ISP Rua General João Manoel, 90, 8º andar, Porto Alegre, Rio Grande do Sul, Brasil	99.99% Indirectly through TN Brasil	148	(47)

DW Net Internet, Ltda. ISP Rod. Antonio Heil, 635, Brusque, Santa Catarina, Brasil	99.93% Indirectly through TN Brasil	28	1

ZAZ Campinas, Ltda. ISP Rua Conceiçao, 233 sala 1904, Campinas, São Paulo, Brasil	100% Indirectly through TN Brasil	1	(717)

Terra Sorocaba, Ltda. ISP Rua Riachuelo, 290, Sorocaba, São Paulo, Brasil	100% Indirectly through TN Brasil	27	(427)

Santa Helena Servicos de Informatica e Comunicaciones, Ltda. ISP Rua Luiz Viana Filho, s/nº, Salvador, Bahia, Brasil	99% Indirectly through TN Brasil	1,484	(472)

Waves Networks e Prestaçao de serviços de Internet, S/A. ISP Av. Das Nações Unidas, 12901 12º andar, São Paulo, São Paulo, Brasil	60% Indirectly through TN Brasil	3	(496)

Fortaleza Networks e Prestaçao de Serviços de Internet, S/A. ISP Rua Osvaldo Cruz, 01 sala 1707, Fortaleza, Brasil	80% Indirectly through TN Brasil	67	(784)

Terra Networks México Holding, S.A. de C.V. (formerly Terra Networks México, S.A. de C.V)(1) Portfolio company Antonio L. Rodríguez 1884, Monterrey, Nuevo León, México	100% Indirectly through TN Latam (82.54%), and TN España (17.46%)	90,159	(4,329)

Terra Networks México, S.A. de C.V (formerly Información Selectiva, S.A.) ISP and portal Col. Sta. María Monterrey, Nuevo León	99.99% Indirectly through TN México Holding	4,147	15,935

Terra Infosel, S.A. de C.V (formerly Guadalajara Teleport, S.A. de C.V) ISP and Internet services Guadalajara, México	100% Indirectly through TN México Holding	281	15

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements

TN: Terra Networks

ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02	Net Worth at 12/31/02
		Thousands of Euros
Terra Negocios, S.A. de C.V. (formerly Interdata Infosel, S.A. de C.V.) e-commerce services Monterrey, México	100% Indirectly through TN México Holding	26	3,347

Internet Queretaro, S.A. Internet services Queretaro, México	99.99% Indirectly through TN México Holding	74	73

Terra Networks Chile Holding Limitada, S.A.(1) Portfolio company C/Moneda, 970, Piso 12, Ciudad de Santiago	99.99% Indirectly through TN Latam	95,180	37,248

Terra Networks Chile, S.A. ISP and portal C/Moneda, 970, Piso 12, Ciudad de Santiago	100% Indirectly through TN Chile Holding	33,523	169

Terra Networks Colombia Holding, S.A.(1) Portfolio company Avda. 100, 7-33. Santa Fe de Bogotá, Colombia	99.99% Indirectly through TN Latam (83.3%), TN España (15%) and TIC (1,6%)	30	(10,924)

Terra Networks Colombia, S.A Portal and Internet in general Avda. 100, 7-33. Santa Fe de Bogotá, Colombia	68% Indirectly through TN Colombia Holding	2,424	176

Terra Networks Argentina, S.A. ISP and portal Tucumán 1, Piso 17, Ciudad de Buenos Aires	99.99% Indirectly through TN Latam	39,468	(9,451)

Terra Networks Perú, S.A. ISP and portal Los Sauces, 374, Torre Roja, San Borja, Lima, Perú	99.99% Indirectly through TN Latam	2,540	6,421

Terra Networks Venezuela, S.A. ISP and portal Av. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas (Venezuela)	100% Indirectly through TN Latam	1,270	(913)

Terra Networks Uruguay, S.A. ISP and portal Montevideo, Uruguay	100% Indirectly through TN Latam	6	(457)

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements
TN:	Terra Networks
ISP:	Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02		Net Worth at 12/31/02
		Thousands of Euros
Terra Networks Guatemala, S.A. ISP and portal Diagonal 6, Edificio Las Margaritas II, Guatemala	100% Indirectly through TN Latam (98.34%), and TN España (1.66%)	8,704		830

Terra Networks El Salvador, S.A. Portal and Internet in general 63 Ave. Sur y Alameda Roosvelt, San Salvador	99.99% Indirectly through TN Guatemala	2		305

Terra Networks Honduras, S.A. Portal and Internet in general 14 Av. Circunvalación N.O, San Pedro Sula-Cortez	99.99% Indirectly through TN Guatemala	33		20

Terra Networks Costa Rica, S.A. Portal and Internet in general Escurridabat, Edificio Domus Plaza, 2ª, San José	99.99% Indirectly through TN Guatemala	37		(16)

Terra Networks Nicaragua, S.A. Portal and Internet in general Nicaragua	99.99% Indirectly through TN Guatemala	(*	)	(* )

Terra Networks Panamá, S.A. Portal and Internet in general C/Harry Eno y Piloto, Posada Edificio El Educador, Coopeduc, Bethania, Panamá	99.99% Indirectly through TN Guatemala	0		(2)

Terra Networks Caribe, S.A. Internet portal Calle Tantino Falco, 24 1º piso Santo Domingo, Rep. Dominicana	99.98% Indirectly through TN Latam	1,292		(102)

Terra Global Management, Inc. Corporate management in the U.S. USA	100% Indirectly through TN Latam	6		(186)

Terra Networks Serviços de Acceso a Internet e Trading, Lda. Inactive Portugal	100% Indirectly through TN Latam	6		(1)

Terra Marocs, S.A.R.L. Inactive Marruecos	100% Indirectly through TN Latam	6		(** )

Terra Networks Asociadas, S.L. Portfolio company Via de las Dos Castilla, 33, Pozuelo de Alarcón, Madrid	100%	6,786		11,596

Ifigenia Plus, S.L. Education and cultural portal Alonso Martínez, 3. Madrid	100% Indirectly through TN Latam	144		(923)

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements
TN:	Terra Networks
ISP:	Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02	Net Worth at 12/31/02
		Thousands of Euros
Educaterra, S.L. Education portal Alonso Martínez, 3. Madrid	100% Indirectly through Ifigenia	60	(1,697)

Maptel Networks, S.A.U. Design of digital cartography Plaza Santa María Soledad Torres Acosta, 1 5th Floor, 28004 Madrid	100% Indirectly through TN Asociadas	1,503	820

Bumeran Participaciones, S.L. Vertical employment and human resources portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	84% Indirectly through TN Asociadas	5,806	1,727

Direcciona Networks, S.A. Activities related with the Internet Via de las Dos Castillas, 33, Edif. Atica 1, Pozuelo de Alarcón, Madrid	100% Indirectly through Bumeran Participaciones	15	(1,413)

Bumeran.com Argentina, S.A. Internet in general Perú 375, 4º Piso-Buenos Aires, Argentina	99,99% Indirectly through Bumeran Participaciones, S.L.	6,352	93

Bumeran.com Do Brasil S/C Ltda. Provision of human resources counseling and consulting services R. Geraldo Flausino Gomez 85, Sao Paulo, Brasil	99.99% Indirectly through Bumeran Participaciones, S.L.	2,355	(628)

Bumeran.com Chile, S.A. Provision of human resources counseling and consulting services Avda. Nueva Tajamar 481, Torre Norte, of. 1007, Santiago de Chile	99.99% Indirectly through Bumeran Participaciones	1,888	(224)

Bumeran.com México, S.A. de C.V. Provision of human resources counseling, and consulting services Campos Elíseos 174 Bque. De Chapultepec, Mexico D.F.	99.99% Indirectly through Bumeran Participaciones	3,011	(721)

Bumeran.com Venezuela, S.A. Provision of human resources counseling and assistance services Av. Francisco de Miranda, Centro Plaza, Torre A, Pl. 11, Los Palos Grandes, Caracas	99.99% Indirectly through Bumeran Participaciones	1,260	(214)

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements
TN:	Terra Networks
ISP:	Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/02	Net Worth at 12/31/02
		Thousands of Euros
Bumeran.com, Inc. Internet in general N. 9 East Loockerman St. Dover Delaware, USA	99.99% Indirectly through Bumeran Participaciones	300	(** )

Emplaza, S.A. Intranet development portal Centro Europa Empresarial C/Rozabella, 8 28230 Las Rozas, Madrid	80% Indirectly through TN Asociadas	1,196	(952)

Red Universal de Marketing y Bookings Online, S.A.(1) Travel booking portal Proción, 1-3. Madrid	50% Indirectly through TN Asociadas	9,000	(484)

Azeler Automoción, S.A.(1) Motoring portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	50% Indirectly through TN Asociadas	1,804	2,272

Iniciativas Residenciales en Internet, S.A. Real estate portal Paseo de Recoletos, 10 Ala Norte 1ª Planta 28001 Madrid	50% Indirectly through TN Asociadas	1,424	3,807

A Tu Hora, S.A. e-commerce Avda.de Europa, 24. Alcobendas, Madrid	50% Indirectly through TN Asociadas	7,182	3,809

OneTravel.com, Inc.(1) Travel booking portal 258 Main Street, 3rd floor, East Greenville, USA	39.6% Indirectly through TN Asociadas	10	9,168

Terra Mobile, S.A.(1) Operation of WAP-technology content and services Gran Vía, 28. Madrid.	20% Indirectly through TN Asociadas	3,597	(92,630)

Inversis Networks, S.A IT and telematic systems and applications	9% Indirectly through TN Asociadas	50,442	37,157

The data on the capital and reserves of the subsidiaries which are not the parent companies of their subgroups were translated to thousands of euros at the exchange rate as of December 31, 2002. Net results were translated to thousands of euros at the cumulative average exchange rate as of December 31, 2002.

(1)	Consolidated data
(*)	Less than €1,000
(**)	Data not available as of the date of preparation of the financial statements
TN:	Terra Networks
ISP:	Internet service provider

LIST OF EXHIBITS

Exhibit Number	Description	Sequentially Numbered Page

1.1	Amended and Restated By-laws (English translation).

4.13	Strategic Alliance Framework Agreement, dated as of February 12, 2003, between Telefónica, S.A. and Terra Networks, S.A.

8.1	List of Subsidiaries.

10.1	Consent of Deloitte Touche Tohmatsu to incorporation by reference.

10.2	Consent of BDO Audiberia to incorporation by reference.