Form 20-F/A
period 2002-12-31
TERRA NETWORKS SA
filed 2003-07-02
CIK 1097636

As filed with the Securities and Exchange Commission on July 2, 2003

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☑     No   ☐

Indicate by check mark which financial statement the registrant has elected to follow.

Item 17  ☐    Item 18  ☑

EXPLANATORY NOTE

This Form 20-F/A hereby amends the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which was filed with the U.S. Securities and Exchange Commission on June 27, 2003, insofar as it omits Exhibit 10.3, which was not required to be filed with the original Form 20-F, and incorporates changes in numerical pagination.

2

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

TERRA NETWORKS, S.A.

By:	/s/ JOAQUIM AGUT BONFILLS
Name:	Joaquim Agut Bonfills
Title:	President and Executive Chairman

Date: July 2, 2003

SECTION 302 CERTIFICATES

CERTIFICATION

I, Joaquim Agut Bonsfills, certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F/A of Terra Networks;

2.	Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment;

3.	Based on my knowledge, the financial statements, and other financial information included in this amendment, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment (the “Evaluation Date”); and

c.	presented in this amendment our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

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

6.	The registrant’s other certifying officers and I have indicated in this amendment whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 2, 2003	/s/ JOAQUIM AGUT BONSFILLS
Name: Joaquim Agut Bonsfills
Title: President and Chief Executive Officer

CERTIFICATION

I, Elías Rodríguez-Viña Cancio certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F/A of Terra Networks;

2.	Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment;

3.	Based on my knowledge, the financial statements, and other financial information included in this amendment, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment (the “Evaluation Date”); and

c.	presented in this amendment our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

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

6.	The registrant’s other certifying officers and I have indicated in this amendment whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 2, 2003	/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joaquim Agut Bonsfills, certify that, to my knowledge, the Annual Report of Terra Networks on Form 20-F for the year ended December 31, 2002, as amended hereby and filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report, as amended, fairly presents, in all material respects, the financial condition and results of operations of Terra Networks as of the dates and for the periods set forth therein.

/s/ JOAQUIM AGUT BONSFILLS
Name: Joaquim Agut Bonsfills
Title: President and Chief Executive Officer

Date:  July 2, 2003

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

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Elías Rodríguez-Viña Cancio, certify that, to my knowledge, the Annual Report of Terra Networks on Form 20-F for the year ended December 31, 2002, as amended hereby and filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report, as amended, fairly presents, in all material respects, the financial condition and results of operations of Terra Networks as of the dates and for the periods set forth therein.

/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer

Date: July 2, 2003

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