Form 20-F
period 2003-12-31
TERRA NETWORKS SA
filed 2004-06-28
CIK 1097636

As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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

The number of issued shares of each class of stock of Terra Networks, S.A. at December 31, 2003 was:

Ordinary shares, nominal value two euro each: 601,467,915.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark which financial statement the registrant has elected to follow.  Item 17 ☐  Item 18 ☑

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by the forward-looking statements. The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as “expects,” “anticipates,” “intends,” “believes” and similar language. We cannot guarantee future results, levels of activity, performance or achievements.

Potential risks and uncertainties which may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by the forward-looking statements include, but are not limited to:

•	declining expenditures on portal and other web-based advertising;

•	the failure to develop or expand our electronic commerce business;

•	difficulties in developing and introducing new access methods and devices;

•	the growth of free Internet access in many core markets that may increase competition;

•	the need to establish and maintain strategic relationships with content providers, e-commerce merchants and technology providers;

•	declining prices for our services;

•	difficulties in integrating our acquired businesses;

•	the effect of future acquisitions on our financial condition and results of operations;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	the potential lack of attractive investment targets;

•	reliance on third-party content and service providers; and

•	other risks discussed under “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects,” “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this annual report.

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value two euro each, are currently listed on the New Market segment of the Spanish stock exchanges under the symbol “TRR” and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our American Depositary Shares, or ADSs, each representing the right to receive one ordinary share, are listed on the Nasdaq National Market under the symbol “TRLY.” ADSs are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement with Citibank, N.A., as depositary.

As used in this annual report, “Terra Lycos,” “Terra Networks,” “Terra Lycos Group,” “Terra Group,” “Terra,” “we,” “us,” “our” and similar terms mean Terra Networks, S.A. and its consolidated subsidiaries unless the context requires otherwise. The term “Lycos” refers to Lycos, Inc. and its consolidated subsidiaries.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

We publish our financial statements in euro. References to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time. In addition, for the convenience of the reader, this annual report contains translations of certain euro amounts into United States dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated. Unless otherwise stated, the translations of euro into dollars have been made at $1.2597 to €1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. In this annual report, references to “U.S.$,” “dollars” or “$” are to United States dollars. See “Item 3—Key Information—Exchange Rates.”

This annual report includes statistical data and cites third-party projections regarding the future growth of the Internet industry. This data is taken or derived from information published by industry sources including International Data Corporation, a widely cited source of market information and strategic information for the information technology industry. We believe that the statistical data and projections cited herein are useful in helping you understand the major trends in the Internet industry. However, we have not independently verified these figures and the rapidly evolving nature of the Internet industry makes it difficult to obtain precise and accurate statistics. Similarly, the third-party projections cited herein are subject to significant risks and uncertainties that could cause actual data to differ materially from the projected amounts. No assurance can be given that the estimated figures will be achieved, and you should not place undue reliance on the third-party projections we cite.

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

In reading the information provided below, you should consider the following:

•	Our historical financial results include the financial results of companies that were under the Telefónica group’s control during some of the periods presented. These companies operated our residential and SoHo, or small office/home office, ISP business in Spain (but not our Spanish portal business), our Spanish business having been transferred to us in April 1999, and our Chilean and Peruvian businesses in October 1999.

•	We acquired our principal:

•	Spanish portal business in April 1999;

•	Brazilian ISP and portal business in June 1999;

•	Argentine portal business in September 1999;

•	Mexican ISP and portal business in October 1999;

•	Venezuelan portal business in April 2000; and

•	Colombian portal business in July 2000.

•	In addition, we acquired:

•	Lycos, Inc. in October 2000;

•	our participation in the Uno-e Bank business in August 2001, and

•	a majority of voting rights in OneTravel.com, Inc. in April 2003.

We have included the results of operations of these businesses in our consolidated results of operations from the dates that we acquired them for financial reporting purposes. Please see notes 2(b) and 2(d) to our consolidated financial statements appearing elsewhere in this annual report.

As a result of these acquisitions, as well as the loss of advertising revenues from other Internet companies due to the adverse conditions affecting the sector, the introduction of free Internet access in Spain, Brazil, Chile and Mexico, the introduction of limited flat rate access in Spain and the impact of foreign exchange rates, among other factors, our historical financial statements may not be a reliable indicator of our future performance.

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

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of euro, except share data)
Consolidated Statement of Operations Data:
Amounts in accordance with Spanish GAAP:
Revenues:
Access	24,817	117,666	200,451	220,416	216,492
Advertising and E-commerce	5,189	145,328	389,142	281,362	143,021
Communication and Portal Services	—	2,017	33,936	66,638	119,023
Corporate Services	10,710	29,306	46,130	43,657	58,581
Other	9,515	13,212	23,853	9,718	9,510

Total revenues	50,231	307,529	693,512	621,791	546,627
Operating expenses:
Goods purchased	(31,044)	(193,626)	(352,039)	(293,619)	(265,836)
Personnel expenses	(19,942)	(116,868)	(204,969)	(165,433)	(119,653)
Depreciation and amortization	(6,272)	(83,513)	(157,426)	(142,718)	(78,742)
Other	(83,904)	(356,281)	(396,522)	(304,433)	(200,622)

Total operating expenses before financial expenses	(141,162)	(750,288)	(1,110,956)	(906,203)	(664,853)

Operating loss	(90,931)	(442,759)	(417,444)	(284,412)	(118,226)
Financial income (expense), net	1,839	35,487	126,262	63,544	57,743
Amortization of goodwill(1)	(28,654)	(253,484)	(386,332)	(254,157)	(83,269)
Reversal of negative goodwill in Consolidation	—	—	2,825	1,602	972
Equity share of affiliate losses, net	(60)	(54,721)	(181,732)	(148,902)	(34,734)

Loss from ordinary activities	(117,806)	(715,477)	(856,421)	(622,325)	(177,514)
Extraordinary income (expense)(2)	(1,425)	(89,710)	(74,847)	(1,046,332)	4,534
Corporate income tax	35,899	248,142	363,350	(342,625)	(266)
Minority interest	1,928	691	1,620	2,412	536

Net loss	(81,404)	(556,354)	(566,298)	(2,008,870)	(172,710)

Basic and diluted net loss per ordinary share	(0.40)	(1.61)	(1.02)	(3.59)	(0.31)
Weighted average ordinary shares outstanding	203,763,953	344,819,216	557,603,245	559,298,611	560,532,170
Dividends per share	—	—	—	—	—
Amounts in accordance with U.S. GAAP:
Net loss	(139,310)	(1,236,441)	(11,411,749)	(1,597,689)	(219,033)
Basic and diluted net loss per ordinary share	(0.68)	(3.59)	(20.47)	(2.86)	(0.39)

(1)	Under U.S. GAAP, goodwill amortization is included in operating expenses. Under U.S. GAAP, goodwill is not amortized after 2001.
(2)	Extraordinary income (expense) items under Spanish GAAP would not qualify as extraordinary items under U.S. GAAP.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of euro)
Selected Consolidated Balance Sheet Data:
Amounts in accordance with Spanish GAAP:
Cash and cash equivalents	589,986	2,673,384	2,190,124	1,761,088	1,599,521
Working capital(1)	501,266	2,467,155	1,980,947	1,675,746	1,563,973
Total assets	1,405,465	6,738,237	6,107,331	3,497,508	2,987,218
Total long-term obligations	15,183	159,888	97,877	36,235	52,802
Shareholders’ equity	1,233,527	6,126,833	5,556,792	3,190,887	2,720,541
Capital stock (excluding long-term debt and redeemable preferred stock)	560,000	1,242,532	1,242,532	1,216,321	1,202,936
Amounts in accordance with U.S. GAAP:
Total assets	1,301,359	16,958,819	4,743,246	2,691,526	2,518,171
Shareholders’ equity	1,129,471	16,409,923	4,220,453	2,346,243	2,207,834

(1)	Working capital is defined as total current assets minus total current liabilities.

Exchange Rates

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is €1.00 = Ptas 166.386. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the former currencies of any of the participating member states, including Spain. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of $1.2597 = €1.00, the noon buying rate for euro on December 31, 2003.

Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar shown in our consolidated financial statements and in the other financial information discussed in this annual report. Our reporting currency during those periods was the Spanish peseta.

The following table shows, for the periods and dates indicated, the U.S. dollar/euro exchange rate for 1999, 2000, 2001, 2002 and 2003 based on the Noon Buying Rate expressed in U.S. dollars per €1.00:

	Noon Buying Rate
Year	Period End	Average(1)	High	Low
	U.S. Dollar/Euro
1999	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

The following table shows, for the periods and dates indicated, the U.S. dollar/euro exchange rate for the months from November 2003 through May 2004 based on the Noon Buying Rate expressed in U.S. dollars per €1.00:

Month	Period End	High	Low
	U.S. Dollar/Euro
May 2004	1.2217	1.2274	1.1801
April 2004	1.1975	1.2358	1.1802
March 2004	1.2292	1.2431	1.2088
February 2004	1.2441	1.2848	1.2426
January 2004	1.2452	1.2853	1.2389
December 2003	1.2597	1.2597	1.1956
November 2003	1.1995	1.1995	1.1417
October 2003	1.1609	1.1833	1.1596

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

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones facing Terra Networks. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks and investors could lose all or part of their investment. See also “Forward-Looking Statements.”

D.1.    Risks Related to Our Financial Condition

D.1.1    We have never been profitable and expect our losses to continue at least until 2005.

We have never been profitable. For the year ended December 31, 2003, we recorded a net loss of €172.7 million under Spanish GAAP, and for the year ended December 31, 2002, we recorded a net loss of €2,008.9 million under Spanish GAAP due to an impairment of goodwill, other assets and the reversal of tax credits. We expect to continue to incur significant losses. Based on our most recent business plan, goodwill related to acquisitions we have made and the experience of other Internet portal companies and ISPs, we have set a target of generating positive net income in 2005. However, because our business plan is necessarily based on future expectations, including those relating to the Internet industry, which is rapidly evolving and intensely competitive, our actual results may be significantly better or worse than our targeted results.

D.1.2    You should not rely on the results for any previous year as an indication of our future performance.

Because of the rapidly changing market we serve, period-to-period comparisons of operating results are not likely to be meaningful. You should not rely on the results for any period as an indication of future performance.

We experienced strong revenue growth during 2000 and 2001 following a period of aggressive acquisitions in 1999 and 2000. Our revenues, however, decreased in 2002 and 2003 principally due to negative currency effects, and we believe that it may be difficult to achieve the same level of revenue growth in 2004 or in future periods as that in prior years. Our business has not yet achieved consistency. Accordingly, you should not rely on year-to-year comparisons of our results of operations as an indication of our future performance.

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including, among others:

•	our ability to grow our paid customer bases in Internet access;

•	our ability to adapt to the needs of our changing mix of advertisers (e.g., companies in traditional lines of business have only recently begun to increase their aggregate commitments to Internet advertising);

•	our ability to deliver under our framework alliance with Telefónica;

•	our ability to successfully market and develop our CSP (Communication Service Provider) products;

•	the amount of advertising spending by other Internet and technology companies as a result of the adverse economic conditions that have affected and may continue to affect these sectors; and

•	fluctuations in the prices we pay for content and technology we obtain from third parties.

D.1.3    We recorded an impairment charge to goodwill and capitalized tax credits and may be required to make additional write-offs in the future.

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

We recognize tax assets for accounting purposes after analysis of the budgets and business plans which support their recovery in a period of less than ten years, which, under current accounting legislation in Spain, is the maximum period for recognizing tax assets for tax loss carryforwards. In 1999, 2000 and 2001, we recorded tax assets for the tax losses incurred in these years, since we considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force. In 2002 and 2003, we did not record any tax assets.

On December 16, 2003, we acquired 26,525,732 Terra shares owned by Citibank, N.A. as the agent bank for the stock option plans we assumed when Lycos, Inc. was integrated. These shares were acquired in order to be able to recognize the new tax asset arising in 2004 and, possibly, in subsequent years. This was achieved through the inclusion of Terra in the Telefónica consolidated Tax Group in 2004 since, once the acquisition had been made, the Telefónica ownership interest accounted for 75.29% of the effective capital stock of Terra (capital stock less treasury stock).

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

At 2002 year-end, we carried out a study to examine general new market conditions and conditions in the Internet industry in particular. The main objective of this analysis was to determine the amortization of goodwill and capitalized tax assets on the basis of estimates of future value that each of our businesses and countries is expected to generate, in accordance with generally accepted accounting principles. Additionally, an independent appraiser was requested to prepare a study of the goodwill associated with the acquisition of Lycos, Inc. As a result of this study, consolidated goodwill was written down and capitalized tax credits were reversed. For more information, see notes 4 and 15 to our consolidated financial statements appearing elsewhere in this annual report.

The inclusion of Terra in the Telefónica consolidated group will enable the new tax asset that will be generated from January 1, 2004, to be used earlier, since the related tax losses can be offset against the taxable income earned by the Telefónica consolidated group.

We cannot be certain that we will be able to amortize all of the goodwill or tax credits (prior to January 2004) that we now carry as an asset and we may be required to write off additional goodwill or capitalized tax credits in the future under U.S. GAAP or Spanish GAAP. Either of these could have a material adverse effect on our financial results.

D.1.4    Our stock price has been volatile historically and may continue to be volatile.

Since our listing in 1999, the market prices of our ordinary shares and ADSs have been and may continue to be subject to wide fluctuations. During 2003, the closing sale prices for our ADSs on the Nasdaq National Market ranged from approximately U.S.$4.30 to approximately U.S.$6.47 and the closing prices of our shares on the Spanish stock exchange ranged from €3.96 to €5.45. The market prices of our ordinary shares and ADSs may fluctuate in response to any of the following events:

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

Also, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of individual companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares and ADSs, regardless of our operating performance. Additionally, fluctuations in the market price of our ordinary shares and ADSs could result in stockholder lawsuits or affect our ability to retain key employees who hold stock options, either or both of which potentially could impair our business, financial condition and results of operations.

On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares for cash at €5.25 per share, which was accepted by 54.52% of the stockholders and resulted in Telefónica, S.A. owning a stake of 71.97% in the Company. As a result of the reduced liquidity of Terra Networks, S.A. shares in the Spanish market resulting from the tender offer, the technical advisory committee of the Ibex 35 index has removed Terra Networks from the index, effective January 2, 2004.

D.1.5    Acquisitions could result in operating difficulties.

As part of our business strategy, we have completed several acquisitions of local Internet-based businesses. We also expect to enter into additional combinations, alliances and acquisitions in the future. Our past acquisitions were accompanied by a number of risks, including:

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

We may experience similar risks in connection with any future acquisitions or alliances. If we are not able to integrate these businesses successfully, the quality of our services may suffer and customers may be less likely to use our services. Furthermore, if we are not able to develop strategies and implement business plans that take advantage of synergies with these acquired businesses, we may not be able to realize the anticipated benefits and growth opportunities from such acquisitions. We may not be successful in addressing these risks or any other problems encountered in connection with future acquisitions and the failure to do so could harm our business, financial condition and results of operations.

D.1.6    Our ability to generate revenues would be adversely affected if e-commerce fails to gain acceptance as a viable means for transacting business in Latin America and Spain.

Numerous factors could delay or prevent the emergence of e-commerce in Latin America and Spain and would impair our ability to generate e-commerce revenues and adversely impact our business. Reasons why e-commerce may not gain acceptance among consumers and merchants include:

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

If any of the factors mentioned above persist, our ability to generate revenues from e-commerce may be limited, which could have a material adverse effect on our business, financial condition and results of operations.

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

D.1.7    Our results and cash flows are exposed to currency exchange rate fluctuations in most of the major markets in which we do business.

Although our reporting currency is the euro, revenues earned and expenses relating to our U.S. and Latin American operations are denominated in dollars and in local currencies, respectively. Fluctuations in exchange rates of these currencies have had in the past and may continue to have a material impact on our results of operations and financial condition. The currencies of many Latin American countries, including Argentina, Brazil and Mexico, have experienced substantial depreciation and volatility in the past. As of December 31, 2003, variations in currencies, particularly the decline in the value of the U.S. dollar, the Brazilian real and the Mexican peso relative to the euro, decreased our consolidated net sales by approximately 12%. Currency fluctuations can also have a significant impact on our balance sheet, particularly shareholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euro. As of December 31, 2003 our shareholders’ equity was reduced by €399.9 million due to the translation of the financial statements of our foreign subsidiaries, related primarily to the decline of the U.S. dollar and the Brazilian real relative to the euro.

In addition, the imposition of foreign currency exchange restrictions by Latin American governments may limit the ability of our Latin American subsidiaries to pay us dividends or other amounts owed to us, which could have a material adverse effect on our business, financial condition and results of operations.

D.1.8    We may have to change the strategic emphasis we place on the various markets in which we are present.

In 2003, our growth in certain of our major markets, such as Spain and the United States, either stabilized or declined. If this trend continues into the future, we may have to reevaluate the relative importance of each of our geographical markets to the composition of our total revenues, and adjust our marketing strategy and service offerings accordingly. We may be required to scale back our activities in certain markets and to emphasize others. The reevaluation could harm our business, financial condition and results of operations.

D.1.9.    We will be obliged to adopt new accounting standards in 2005 that will impact our financial reporting.

We will be obliged to adopt new accounting standards in 2005 that will impact our financial reporting. We currently prepare our financial statements in accordance with Spanish GAAP, and prepare a reconciliation of certain items to U.S. GAAP as required by SEC regulation. According to the European Union legislation in force, company groups listed in European Union stock markets must apply from January 1, 2005 the International Financial Reporting Standards (IFRS) adopted by the European Union in preparing their consolidated financial statements. Applying these standards to our financial statements may imply a change in the presentation of our financial information, since the financial statements will include more components and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, we are currently making a qualitative and quantitative analysis of the main differences, although at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP. Furthermore, not all IFRS are legally binding at present and therefore the final impact may be different depending on which IFRS are finally adopted by the European Union.

D.2.    Risks Related to the Internet Industry

Risks Related to the Internet Access and Media Businesses

D.2.1    We face competition in the market for Internet access from telecommunications providers and content providers.

Local market regulation governs the relationship between infrastructure providers (telecommunications providers or cable operators) and Internet service providers (ISPs). Other than access, there are few substantial barriers to entry in the Internet services industry. In certain markets, depending on regulation, local telecommunications providers or cable operators have strong incentives to integrate vertically, thereby creating both commercial and technical barriers to the entry of new ISPs. By bundling with access, infrastructure providers are often able to propose bundled Internet service plans at very competitive rates. This vertical integration could cause downward price pressure and also limit our access to infrastructure. Either of the above could have a material adverse effect on our business, financial condition and results of operations.

In addition, where local regulation permits, content providers may also take advantage of the traffic generated on their sites to enter into revenue-sharing arrangements with telecommunications providers based on traffic flow. This practice has created intense price competition with Internet service providers, such as us, who must propose differential and value-added services to maintain consumer loyalty. For example, bundled offers of access, voice over IP and television content may be necessary in order to sell access services. If we fail to offer access on competitive terms, or if we fail to offer value-added services that are attractive to customers, our business, financial condition and results of operations could be harmed.

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

D.2.3    If Internet usage does not continue to grow at a strong pace, our business may not be successful.

Some of the Internet markets in which we operate outside the United States are in an early stage of development. Our business, financial condition and results of operations will be materially and adversely affected if Internet usage in such markets does not continue to grow or grows more slowly than we anticipate. We develop our expectations for Internet-industry growth on the basis of publicly available projections such as those cited in this annual report. Any of these projections may turn out to be overly optimistic.

Growth in the number of Internet users and the number of hours spent online may be inhibited for a number of reasons, including:

•	high cost of Internet access;

•	high price and limited availability of Internet access devices;

•	limited or no availability in some markets of unlimited local telephone service for a fixed fee;

•	limited availability and high cost of personal computers;

•	concerns about security and privacy;

•	difficulty of use of the Internet;

•	low quality of service;

•	economic events;

•	limited availability of telephone lines or other access methods, including broadband access; and

•	a slower-than-expected rate of development of telecommunications network infrastructure.

D.2.4    A substantial portion of revenues is derived from Internet advertising, and demand from current and potential clients for online advertising is difficult to forecast accurately.

A substantial portion of our revenues comes from advertisements displayed on our portals and network of sites. Our ability to continue to achieve substantial advertising revenue depends upon:

•	our ability to transition and expand into other forms of advertising (such as search-related advertising) in light of reductions in advertising prices and increased competition;

•	growth of our user base;

•	our user base being attractive to advertisers;

•	our ability to derive better demographic and other information from our users;

•	our ability to deliver or measure the delivery of advertisements reliably; and

•	acceptance by advertisers of the Internet as an advertising medium.

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

D.2.5    We will not be able to remain competitive if we do not continually enhance and develop the content and features of our Internet services or if we fail to establish and maintain strategic relationships with content providers, technology providers and e-commerce merchants.

To remain competitive, we must enhance and improve our content, tailoring it to the specialized needs of our markets and users. In addition, we must:

•	continually improve the responsiveness, functionality and features of our portals and sites;

•	develop products and services that are attractive to visitors, advertisers and subscribers;

•	develop a distribution network that will be attractive to third-party service providers;

•	establish a strong relationship with our users; and

•	increase the download speed and streaming capacity of our content through broadband access methods such as ADSL and cable.

We may not succeed in developing or introducing in a timely manner features, functions, products and services that users and advertisers find attractive in order to remain competitive in the future. This would likely reduce our user traffic and materially and adversely affect our business, financial condition and results of operations.

We also supplement our proprietary content with third-party content. Accordingly, we have focused on establishing relationships with leading content providers, technology and infrastructure providers, and e-commerce merchants. Our business depends in part on these relationships. Because some of our agreements with these and other third parties are not exclusive, our competitors use some of the same partners as we do and may attempt to adversely impact our relationships with our partners. In certain countries, dominant ISPs could seek to obtain exclusivity for content, limiting our ability to develop. We might not be able to maintain these relationships or replace them on financially attractive terms. If the parties with whom we have these relationships do not adequately perform their obligations, reduce their activities with us, choose to compete with us or provide their services to a competitor, we may have more difficulty attracting and maintaining users and our business, financial condition and results of operations could be materially and adversely affected. There can also be no guarantee that new relationships we may develop in the future will be successful or renewed.

D.2.6    The growing incidence of content piracy and the development of new technologies could harm our business model, user base and operating results.

Our business model depends in part on our ability to sell third-party content through our value-added services and other products, which depends on our ability and the ability of others to protect this content. Technological developments have created new risks with respect to our ability to protect intellectual property. Advances in technology that allow for the transfer and downloading of digital content from the Internet without authorization from the owners of rights to such content have threatened the conventional copyright-based business model by making it easier to create and redistribute unauthorized content. These technological advances include new digital devices such as personal video recorders, CD and DVD burners and peer-to-peer digital distribution services. The unauthorized distribution and piracy of digital content could adversely affect our sales and operating results. Our business model depends in part on limiting such piracy. We use third-party encryption software to meet our legal and contractual obligations to protect third-party contracts and content from piracy. However, if this encryption is not effective, we could be liable for damages. In addition, these protection costs could become too high to make our business model work or may not be effective in protecting against piracy. Although civil suits regarding piracy are in progress in the United States, the outcome of these suits is uncertain.

Risks Related to E-commerce

D.2.7    Concerns about security of e-commerce transactions and confidentiality of personal user information on the Internet may reduce the use of our network and impede our growth.

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

D.2.8    We are exposed to some direct sales risks, including fulfillment risk and product liability risk.

We are exposed to direct sales risks in connection with our activities as a retailer and fulfillment manager. If we do not successfully operate our fulfillment centers, our ability to meet customer demand could be significantly limited and our business may consequently be harmed. In addition, some of the products we sell, such as toys, tools, hardware, computers, and kitchen and houseware products, may expose us to product liability claims relating to personal injury, death or property damage caused by such products and may require us to take actions such as product recalls. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Companies with which we have formed strategic alliances and the network of retailers with whom we have relationships also may sell products that may indirectly increase our exposure to product liability claims.

D.2.9    Recent or future world events and general economic conditions could have a significant negative impact on the travel industry.

The value of our various joint ventures and investments is subject to the fulfillment of their business plans and the general business conditions in the economic sector in which the joint venture or investment may be operating. The risks of sectors in which we invest may not necessarily be those of our company. However, the recent unfavorable impact of the SARS virus on international and domestic travel, as well as a slow economic climate, could have a material adverse effect on the travel industry in general and on the business, financial condition and results of operations of Rumbo and OneTravel.com, Inc., our travel services portals.

D.3.    Risks Related to Our Business and Strategy

D.3.1    Risks related to the proposed sale of our Lycos business

On April 29, 2004, we announced that we are performing review and analysis on some of our operating units. As part of this global process, different alternatives are being analyzed for the sale of our Lycos business. As no definitive decision has been adopted at this time, we cannot be certain of any potential impact, positive or negative, that such a sale would have on our business, financial condition and results of operations.

Risks Related to the Internet Access and Media Businesses

D.3.2    If we are not able to attract and retain users of pay Internet services, we will not be able to increase our revenues as planned, which could adversely affect our business, financial condition and results of operations.

As part of our business strategy we seek to acquire users of pay Internet services under subscription-based or pay-per-view/pay-per-use arrangements. At May 2004, we had 1.8 million pay Internet access subscribers. If we are unable to attract and retain new paying customers and subscribers and to generate additional revenues from value-added services, our business, financial condition and results of operations could be harmed. In order to compete effectively, we may need to expend significant internal engineering resources or acquire other technologies and companies to provide or enhance our offering of revenue-generating value-added services. If we are unable to maintain or expand our pay customer and user base in the future, our revenues may decline.

D.3.3    If broadband access does not develop at the rate we anticipate, we may not be able to increase our broadband-based products and the number of users of our value-added pay services, which could adversely affect our ability to generate additional revenues.

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

D.3.4    We have spent considerable amounts of money and resources to provide a variety of communications services, but such services may not prove to be successful in generating significant revenue for us.

Currently, a significant portion of the traffic on our online properties is directed at our communications services, such as e-mail, instant messaging and chat rooms, and we expect this trend to continue for the foreseeable future. We provide these and other basic communications services free of charge to users, as is the case with most of our competitors. We also offer fee-based enhancements to our e-mail service and also depend on the use of certain other of our services to generate revenues from our communications services. This revenue model and alternative revenue models for our communications, such as subscription fees and commissions, are relatively unproven and may not generate sufficient revenues to be meaningful to us. As communications services become an increasingly important part of our total offering, we must continue to provide new communications applications that are compelling to users and which utilize more sophisticated communications technologies to provide such applications to many types of access devices in addition to the personal computer, while continuing to develop an effective method for generating revenues for such services, including the bundling of these services with Internet access products. In addition, the development of these technologies requires long development cycles and a more significant investment by us. If we cannot generate revenues from our communications services that are greater than the cost of developing and providing such services, our operating results will be harmed. In addition, our strategy substantially depends on the development of our technological platform as well as our ability to enter into alliances and agreements with leading companies in the technology field. If we are not able to develop our platform or partnerships with other companies, our business, financial condition and results of operations could be adversely affected.

D.3.5    We may not be able to attract a sufficient number of users in some of our developing access markets.

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

D.3.6    We may fail to maintain our audience, which could adversely affect our audience performance-linked revenues.

Our advertising revenues are based on certain performance-related criteria, such as click-through rates and minimum levels of user impressions, which determine in part the fees we receive for banner advertising and third-party sponsorships, such as BBVA and Visa. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

•	the fees we are entitled to receive may be adjusted downwards;

•	we may be required to “make good” on our obligations by providing alternative services;

•	sponsors may not renew the arrangements or may renew at lower rates; and

•	sponsors may default on the payment commitments in such agreements, as has occurred in the past.

Accordingly, any leveling off or decrease of our user base (or decrease in usage by our existing base) in our performance campaigns could result in a significant decrease in our revenues, which could have a material adverse effect on our business, financial condition and results of operations.

D.3.7    If key personnel leave unexpectedly and are not replaced or if we are unable to hire qualified personnel in designated growth areas, we may not be able to execute our business plan.

In certain countries in which we operate, we are substantially dependent on the continued services of our highly qualified managerial, sales and technical personnel. These individuals have acquired specialized knowledge and skills with respect to our operations. If any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. We may experience similar departures from our domestic or international business in the future.

Risks Related to E-commerce

D.3.8    We may not be successful in expanding the number of users of our e-commerce services, and our ability to effectively provide electronic commerce services, such as online shopping, is limited.

We have focused, and intend to continue to focus, significant resources on the development and enhancement of our electronic commerce properties, particularly in the areas of travel and education. These properties, such as Terra Compras/Terra Shopping, link users with a network of retailers with whom we have relationships. However, in order to support our electronic commerce initiative, we must rely in most cases on our third-party suppliers. The failure of our network of retailers to provide quality service to users of our websites, to deliver to our users on a timely basis the products purchased on our websites or to deliver satisfactory products could result in user dissatisfaction, which could, in turn, cause users to stop visiting our websites or using our services. Competing providers of online shopping, including merchants with whom we have relationships, may be able to provide a more convenient and comprehensive online shopping experience due to their singular focus on electronic commerce. As a result, we may have difficulty competing with those merchants particularly in the areas of travel and education for users of electronic commerce services. The inability of our electronic commerce properties to generate significant revenues could have a material adverse effect on our business, financial condition and results of operations.

D.3.9    The successful operation of our business depends upon the supply of critical elements from our joint venture partners over whom we have limited, if any, control.

We depend upon our joint venture partners and third parties, to a substantial extent, for several critical elements of our business, including various technology, infrastructure, content development, software and distribution components. The value of our joint ventures and investments may be affected by our relationships with our partners in the various companies, which could affect the business or the exit value of the company. Our partners may engage in relationships over which we have no control, but which may nonetheless have a substantial impact on our business. Any interruption in supply from these third-party contracts could cause service interruptions or reduce the quality of our product offerings, which could harm our business, financial condition and results of operations.

D.4.    Risks Related to Our Relationship with the Telefónica Group

D.4.1    As our controlling shareholder, Telefónica exerts significant influence over our corporate decisionmaking, which may result in conflicts of interest with other members of the Telefónica group.

Telefónica currently owns 75% of the Company and is able to exercise significant influence over all matters requiring approval by our shareholders and board of directors, including approvals of mergers and other business combinations and decisions as to capital expenditures. It may also influence our operations and business strategies, including by limiting or restricting our ability to pursue certain strategies. See “Item 6—Directors, Senior Management and Employees.”

Due to the fact that we are part of the Telefónica group, the business activities and strategies of individual Telefónica group companies may result in conflicts of interest. When conflicts of interest arise, Telefónica, as the parent company of the Telefónica group, and the respective group companies must address and resolve them, balancing the conflicting interests involved. Decisions made at other Telefónica group companies may also affect us directly. In certain cases, Telefónica may consider it to be in the interest of the Telefónica group to resolve conflicts of interest against one of the parties concerned, including against us. See “Item 4—Information on the

Company—Organizational Structure—Our Relationship with the Telefónica Group—Telefónica Group Organization.” These conflicts of interest could have a material adverse effect on our business, financial condition and results of operations.

D.4.2    Several companies within the Telefónica group, including Telefónica de España, currently compete with us with respect to certain services that we provide in Spain and some Latin American countries and companies in the Telefónica group could eventually compete with us in other services and markets in the future.

We currently compete directly with certain fixed telephony and cable operators of the Telefónica group in Spain and certain Latin American countries with respect to the provision of narrow band (i.e., dial-up Internet access services) and ADSL services to residential customers. We may in the future compete in the provision of Internet access services in countries where we currently do not, but where the Telefónica group currently does, provide such services, or inversely, where we currently provide such services and the Telefónica group does not. For example, we could decide to launch Internet access services in Argentina in the near future, while Telefónica could decide to launch ADSL services in Brazil. In addition, many companies in the Telefónica group operate portals, and some of these companies offer services related to or that may compete directly with services that we offer. Other companies in the Telefónica group could in the future compete with us, and they may also pursue their own Internet-related businesses or operational strategies, including:

•	offering ISP and access products (narrow and broadband) in some of our markets;

•	further developing their existing portals or launching new portals;

•	offering services through new platforms (e.g., UMTS, Wi-Fi) and/or devices (e.g., personal digital assistants, wireless access devices); and

•	offering Internet-based services from new media platforms operated by them.

Because most Telefónica group companies operate in the telecommunications or media industries, there could be additional situations in which we and these other companies find ourselves with related, or even competing, activities. Regulatory requirements in some countries may also necessitate that Telefónica group companies make their Internet-based technology infrastructure available to our competitors. These factors could have a material adverse effect on our business, financial condition and results of operations.

D.4.3    Contracts between us and members of the Telefónica group were negotiated between parties under common control.

We have entered into a significant number of contracts with members of the Telefónica group. These contracts were negotiated between parties under common control. We aim to negotiate terms and conditions similar to those available from third parties. The most recent and some of the more important of these contracts resulted from our entering into the Strategic Alliance Framework Agreement with Telefónica in February 2003, the details of which are set forth under “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.” As a result of this agreement, our business relationship as a supplier and customer to the Telefónica group has been reinforced. Conversely, the fact that we have also intensified our relationship with the Telefónica group with regard to network-related services means that we rely on these companies for a large portion of our revenues and costs.

D.4.4    Our new Strategic Alliance Framework Agreement with Telefónica, S.A. could be terminated in the event of certain changes of control of Terra Networks, S.A.

In February 2003, we entered into a Strategic Alliance Framework Agreement with Telefónica, S.A., together with many ancillary contracts pursuant thereto, which guarantees the Terra Lycos Group a value generation of at least €78.5 million per year over six years, ending December 31, 2008. Notwithstanding the foregoing, the Strategic Alliance Framework Agreement could be terminated at Telefónica’s option in the event of a change of control of Terra Networks, S.A., provided, however, that the change is not caused by (i) the transfer by Telefónica, S.A. of all or part of its participation in Terra Networks, S.A., or (ii) an act or agreement of Telefónica, S.A. with a third party which leads to a change of control that entitles a shareholder other than Telefónica, S.A. to direct the management and administration of Terra Networks, S.A. directly or indirectly, as the holder of the majority of voting rights or by virtue of agreements entered into with other shareholders. All the agreements entered into pursuant and subject to the Strategic Alliance Framework Agreement would also terminate on that date.

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

Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Lycos Group a generation of at least €78.5 million per year in value, calculated as the difference between operating revenues arising from the services provided under the agreement, and the cost and investments directly associated with the services provided.

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

Similarly, in any given year Telefónica may fail to propose for us to provide services of a value equivalent to €78.5 million. In this case, we may choose to waive our contractual right to payment for that year in order to recognize the revenues in operating income in a future year when such services may be provided.

D.4.6    Regulations may affect our ability to cooperate with the Telefónica Group

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

For strategic reasons, we may be prevented from having commercial relationships with Telefónica’s competitors. It may also be possible that such competitors may choose not to enter into commercial relationships with us because of our affiliation with Telefónica. Certain undertakings that Telefónica has made or may make in the future to its international partners may also restrict us in competing with some of Telefónica’s international partners. This could reduce our opportunities for growth and could harm our business.

D.5.    Risks Related to Our Operations

D.5.1    We may not be able to adapt our product and service offering to the evolution of the Internet and may therefore not be able to compete effectively in the future with other providers of online navigation services, which would harm our business.

We have developed and/or acquired a portfolio of Internet products and services over the past years. We currently deploy this portfolio of products and services throughout our network and plan to further enlarge and develop our products and services in the short term. However, we may fail to evolve our portfolio of products and services in such a way as to effectively adapt to the evolution of the Internet and the future demands of our users. For example, we plan to deploy certain broadband and wireless services as the penetration of both broadband and wireless Internet grows in the geographical markets in which we operate. However, the products and services we have selected for our broadband and/or wireless portfolio may not be as successful as similar or other services that may be launched by our competitors, or our competitors may be better positioned if the Internet evolves in their favor (e.g., mobile telephony operators for wireless access, power/energy companies for powerline communications, TV broadcasters for satellite or cable transmissions). Similarly, the evolution of the Internet and underlying technologies may not provide for all or any of the additional features that are expected today. Thus, we could be prevented from deploying additional services or further developing our current portfolio if, for example, (i) the evolution of the Internet is not successful, (ii) we are not successful in adapting to such evolution, or (iii) our competitors are more successful than we are in adapting to such evolution. Evolution of the Internet is uncertain and competition in each of our businesses and markets is intense and could materially and adversely affect our business, financial condition and results of operations.

In addition, as we expand the scope of our Internet services, we will compete directly with a greater number of Internet sites, media companies and companies providing access services across a wide range of different online services, including, among others:

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

We believe that establishing, maintaining and developing our Terra network brand in Latin American and Spain and our Lycos network brand in the United States is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase in the future. In order to attract and retain Internet users, advertisers and e-commerce partners, we intend to focus on creating and maintaining brand loyalty. We have quarterly surveys of brand awareness conducted for this purpose. In addition, changes in the brand awareness of Telefónica with whom we have a strategic alliance could have a significant impact on us.

Promotion and enhancement of our network brands will depend largely on our ability to provide consistently high-quality products and services. In addition, our network brands could be impaired if consumers do not perceive the quality of our products and services, or do not use or favorably receive the new products and services which we introduce. Failure to promote and enhance our Terra and Lycos network brands in a cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

D.5.3    We must continually improve the technical capacity and features of our services.

With the increase in global Internet use and customer demand for new products and services, the risks associated with the development and deployment of technology increase and our ability to develop or acquire and implement usable solutions across our network may become more challenging. Our ability to profitably exploit the network we have access to in a cost-effective manner depends upon our ability to develop individual products that may be deployed multiple times across all of the countries in which we operate. Our subscription-based business model presents significant technological challenges because of the increased volume of transactions as well as the need for each product to interface with the different billing structures in various countries as a result of different tax regimes and payment methods. If we are unable to continually improve the speed and features of our existing products and services, develop attractive new products and services for our online visitors, advertisers and customers, and develop and introduce these items in a timely manner, we will be unable to exploit the global network we have access to cost-effectively. Any of the above could have a material adverse effect on our business, financial condition and cost of operations.

D.5.4    We may not be able to optimize the interconnection of our networks, which would hurt our ability to improve the level of service we provide.

We are continually in the process of interconnecting and consolidating our network infrastructures, except for certain of our joint ventures, in the different countries in which we operate. With an optimally interconnected network, we expect to be able to improve the level of service we can provide to our Internet access and media customers. For example, we believe that such a network would enable us to diagnose and correct problems remotely, and therefore more quickly. In the event we fail to interconnect our networks optimally, our ability to improve the level of service we provide to our customers will be limited. This could lead to decreased usage of our network, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

D.5.6    We face risks related to the product development process, maintenance, and operational activities.

•	The reduction of resources associated with the new global organizational model could result in an increase of the time to market of new products and services, as well as a decrease of the quality of existing services.

•	The heterogeneity of technical platforms, service networks, applications, and information systems could increase the difficulty of an appropriate operation, especially under a restrictive context for evolution and integration policies.

•	The technological change juncture, e.g., in search engines and real time communications (RTC), might create advantages for competitors which would result in more pressure for Terra in the product development process.

•	The agreements with technology providers, which were closed under the former growth context, included guaranteed income volumes that have not been reached. That, along with the current restrictive situation, could lead to difficulties in renegotiating the contracts.

D.6.    Risks Related to Legal and Regulatory Matters

D.6.1    We may become subject to burdensome government regulations affecting the Internet, which could adversely affect our business.

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

In addition to the adoption of new laws and regulations, existing laws may be extended to apply to the Internet. New and existing laws may cover issues that include:

•	sales tax, local taxes, duties and other taxes;

•	user privacy;

•	pricing controls;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce;

•	libel and defamation;

•	copyright, trademark and patent infringement;

•	pornography;

•	antitrust and competition law;

•	news and audiovisual services;

•	telecommunication laws;

•	gambling;

•	child protection; and

•	other claims based on the nature and content of Internet materials.

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

With respect to the Terra trademark, we have applied to register the Terra trademark in all countries in which we currently have a substantial interest, as well as in many others. We are currently appealing an administrative ruling in Peru, with effect in Peru and other Andean Pact countries, holding that Terra Networks, S.A. infringed the trademark of Santillana, S.A. and prohibiting Terra Networks, S.A. from using the “Terra” brand in connection with the marketing of certain goods and services. We are aware of other companies using the Terra trademark or variations of that trademark. If we are required to discontinue the use of any of our trademarks with respect to our current activities, we could lose the goodwill that we have established and may be held liable for damages. Either of the above occurrences could have a material adverse effect on our business, financial condition and results of operations.

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

The regulatory regime concerning the attribution of domain names is in flux, raising the prospect of litigation between registered owners of domain names, claimants of domain names and holders of trademarks or prior rights. We are currently involved in a contractual dispute with a third party from whom we negotiated the acquisition of the domain name “terra.com.ar” in Argentina. Although we believe we will prevail under the terms we originally negotiated, the case is currently pending before the Argentine courts. Due to the lack of precedents in this field of law, we cannot predict how the Argentine courts will rule based on the evidence. In the event that the court does not uphold the contract and allows the domain name to be transferred to a third party other than us, the value of our brand name in Argentina may be diluted, which may have a material adverse effect on our operations in Argentina. For a more detailed description of this litigation, see “Item 8—Financial Information—Legal Proceedings.” Similar challenges and unauthorized use of our domain names may be difficult to defend depending on local regulations, and may have a material adverse effect on our overall business, financial condition and results of operations.

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

Lycos, Inc., our wholly owned subsidiary, holds a perpetual, worldwide right to use and sub-license the Lycos trademark. Prior to our acquisition of Lycos, it sub-licensed the Lycos trademark and other products and trademarks, such as Tripod, Hotbot, Mylycos, Sonique and Mailcity, to certain of its joint venture partners, including Lycos Europe, Lycos Japan, Lycos Korea and Lycos Asia. As a result, we are unable to use the Lycos trademark in Spain, elsewhere in Europe and in other countries including South Korea and Greater China, where the sub-license has been granted on an exclusive basis, without obtaining authorization under such licensee. Lycos Europe currently uses the Lycos trademark in Spain and competes directly with us. In addition, licensees of the Lycos trademark could take actions that diminish the value of our proprietary rights or harm our reputation by association with the Lycos brand name, which could have a material adverse effect on our business, financial condition and results of operations.

D.6.6    U.S. investors may be subject to unfavorable tax consequences if we are or have been a passive foreign investment company.

U.S. investors may be subject to unfavorable tax consequences if we are a passive foreign investment company (a “PFIC”). PFIC status depends, as determined periodically, on the composition of a company’s income and assets and the fair market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities). We cannot provide any assurance that we have not been a PFIC in the current or any prior taxable year. If we have been a PFIC for any year, we are and will continue to be considered a PFIC with respect to any U.S. investors that owned our shares or ADSs in any year in which we were a PFIC. If you are such a U.S. investor, you are subject to special U.S. federal income tax rules that may have negative consequences and require annual reporting. See “Item 10—Additional Information—Taxation—United States Federal Tax Considerations—Passive Foreign Investment Company Rules.”

D.6.7    We may be subject to claims based on the content provided over our network.

The law in our core markets relating to the liability of online service providers, like us, for activities of their users is currently unsettled. Although we have implemented several policies to control the content that is provided on our networks, claims have been made against online service providers and networks in the past for defamation, negligence, copyright or trademark infringement, obscenity, child pornography, illegal gambling, personal injury, trade in illegal goods or other claims based on the nature and content of information that was posted online by their users or by the online service provider itself. We could be subject to similar claims and incur significant costs in their defense. In addition, we could be exposed to liability for the selection of listings or links that may be accessible through our network or search services or for content and materials that our users may post in classifieds, message boards, chat rooms or other interactive services that we provide. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information, including financial losses arising from investment decisions based on financial information provided on our websites such as Invertia.com and Quote.com. We offer web-based e-mail services, which expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail; or

•	interruptions or delays in e-mail service.

Investigating and defending against these claims is expensive, and even if they do not result in liability they could harm our business, financial condition and results of operations.

D.6.8    We may be subject to claims relating to products and services sold or offered on our network.

We have entered into arrangements to offer third-party products and services on our network under which we may be entitled to receive a share of revenues generated from these transactions and, under certain circumstances, “slotting fees.” These arrangements may subject us to additional claims including product liability or personal injury from the products and services, even though we do not ourselves provide the products or services. These claims may require us to incur significant expenses in their defense or satisfaction. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate due to the size of the claim or if the indemnifying party is unable to pay us due to insolvency or otherwise. We may also suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer’s payment for these orders has been authorized by the associated financial institution. In addition, we are aware that governmental agencies are currently investigating the conduct of online auctions, which could require changes in the way we conduct our online auctions business.

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

D.6.10    Our intellectual property rights are valuable and any inability to protect them could dilute our brand image and harm our operating results.

We regard our copyrights, patents, trademarks, trade dress, trade secrets, and similar intellectual property, including our rights to certain domain names, as important to our success. Effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed or made available through the Internet. Further, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. If we are unable to protect our trademarks from unauthorized use, our brand image could be harmed. While we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could impair the value of our proprietary rights or the reputation of our products and media properties. We are aware that third parties have, from time to time, copied significant content available on our sites for use in competitive Internet services. Protection of the distinctive elements of our brand may not be available under copyright law. Any impairment of our brand image could cause our stock price to drop. In addition, protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. In turn, this could harm the results of our business and lower our stock price.

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

There are a number of federal laws in the United States that govern online business practices including: the Child Online Protection Act, which restricts the distribution of certain materials deemed harmful to children; the Children’s Online Privacy Protection Act, which regulates the ability of online services to collect and use any user information from children; the Electronic Communications Privacy Act and USA Patriot Act, which govern the disclosure of information about Internet users; and the Protection of Children From Sexual Predators Act of 1998, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. There are also laws governing online business practices at the state level, including state statutes that regulate unsolicited commercial e-mail, also known as spam. These laws may impose significant additional costs on our business and/or subject us to additional liabilities.

We risk losing audience in the U.S. market, which may in turn significantly reduce our advertising revenues.

D.6.13    We face risks associated with litigation.

We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of these lawsuits, see “Item 8—Financial Information—Legal Proceedings.”

D.7.    Risks Related to Geographic and Economic Markets

D.7.1    A general economic downturn could harm our ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The advertising market generally, and the Internet advertising market specifically, has been generally characterized in recent quarters by softness of demand and could impact growth of our business. As a result, spending on Internet advertising has decreased and could continue to decrease. Even if general economic conditions do improve, marketing budgets and advertising spending may not increase from current levels which could have a material adverse impact on our business, financial condition and results of operations.

D.7.2    Terrorist attacks have contributed to economic instability in the United States and continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

On September 11, 2001 and March 11, 2004, the United States and Spain were the targets of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to volatility in the stock prices of United States publicly traded companies, such as ours. These attacks have led, and may continue to lead, to armed hostilities or may lead to further acts of terrorism and civil disturbances in the United States, Europe or elsewhere, which may further contribute to economic instability in the United States and Europe and could reduce our revenue as well as cause our share price to decrease.

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

Since mid-2000, we have been adversely affected by the introduction in Spain, Chile and Mexico of certain government regulated flat rates for telephone calls to connect to the Internet. These flat rates allow our Internet access users to pay a pre-set amount for unlimited telephone calls to connect to our Internet access service during specified times, instead of paying for each call at the metered local rate based on the length of the call. However, our aggregate costs in connection with providing flat-fee Internet access services are nonetheless related to the volume of usage. As a result, our costs of providing Internet access to flat-rate users have exceeded the revenues we receive relating to such flat-rate access users. As a result of the foregoing, we are seeking to migrate users from such less profitable or unprofitable Internet access services to unregulated Internet access services, which are more profitable to us. Similarly, the potential introduction by regulatory authorities of certain types of flat-rate Internet access regulatory models in some of our other markets (such as, for example, Peru and Brazil), which have a substantial number of narrow-band users, could have a further adverse effect on our business, financial condition and results of operations, depending on the terms and conditions of such plans, including, among others, the cost of such plans and the fixed amounts (if any) received by us in connection with such plans.

ITEM 4.    INFORMATION ON THE COMPANY

4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

4.A.1    Overview

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

We offer a suite of Internet services in a variety of languages that provides our users throughout our markets in Europe, Latin America and North America with:

•	access to the Internet (in Spain and certain countries in Latin America);

•	portal and network services that incorporate a wide variety of individually-tailored content for each market and featuring enhanced functionality;

•	a range of online advertising, marketing and e-commerce opportunities;

•	multiple solutions for our customers’ Internet needs, such as web design and hosting and communication; and

•	consulting services such as web audit, web rationalization and web maintenance.

Our services complement each other, as customer growth in our Internet access business will benefit our portal and network services business, which in turn will benefit our online advertising and e-commerce businesses, which in turn will benefit our Internet solutions businesses.

Through our portals and network of websites and joint venture partnerships, we have one of the largest global footprints of any Internet portal or network, with portals in 37 countries. We currently hold a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through our joint ventures and other interests, we also hold a leading position in Europe (Lycos Europe) on a pan-regional basis and have various licensing agreements with Lycos Japan and Lycos Korea. We are also a leading interactive services provider in Spain and Latin America, offering Internet access and local-language interactive content and services to more than 5 million pay customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2003, we were one of the leading broadband services and content providers in Spain and Brazil.

We are a Spanish corporation (sociedad anónima) with our registered address and tax and legal domicile located at Calle Nicaragua, No. 54, 08029 Barcelona, Spain. Our legal name is Terra Networks, S.A. Our telephone number is (34) 93-493-2300 and our corporate Internet address is www.terralycos.com. Our agent for service of process in the United States is Lycos, Inc., which is located at 100 5th Avenue, Waltham, MA 02451.

4.A.2    History

We were incorporated in December 1998. The following timeline describes the significant milestones in the development of our Internet business:

April 1999	Telefónica, S.A. transferred to us its Spanish residential and SoHo Internet access business which it had conducted since December 1995. With this transfer, we acquired Telefónica’s 72,000 residential and SoHo ISP customers in Spain.

April 1999	We acquired 100% of Ordenamientos de Links Especializados, S.L., known as Olé, from InfoSearch Holdings, S.A. Olé operated a portal in Spain.

June 1999	Through a series of transactions, we acquired 96% of Nutec Informática, S.A. We subsequently agreed to acquire the remaining 4% from its minority shareholders. With this acquisition, we acquired our Brazilian ISP and portal, including 200,000 residential and SoHo ISP customers.

October 1999	We agreed to acquire 100% of Información Selectiva, S.A. de C.V. through a series of transactions. With this acquisition, we acquired our Mexican ISP and portal, including 49,000 residential and SoHo ISP customers.

October 1999	We acquired 95% of the shares of Proveedora de Servicios de Conectividad, S.A., known as CTC Internet, the Internet subsidiary of Compañía de Teléfonos de Chile—Transmisiones Regionales S.A., known as CTC Mundo. As previously agreed, CTC Mundo delivered to us, at no additional cost, the remaining 5% of CTC Internet in December 1999. With this acquisition, we acquired our Chilean ISP and portal, including 74,000 residential and SoHo ISP customers.

November 1999	We completed our initial public offering of approximately 30% of our shares.

May 2000	We entered into strategic alliance agreements with Bertelsmann, one of the largest media companies in the world, as well as Telefónica and Lycos, pursuant to which Bertelsmann agreed to purchase content and services from us beginning in November 2000.

July 2000	We acquired 65% of the shares of La Ciudad.com (currently Terra Networks Colombia, S.A.), our Colombian portal.

September 2000	Pursuant to the May 2000 agreement, we completed a €2.2 billion rights offering, substantially all of which was subscribed for by Telefónica, S.A.

October 2000	We acquired 100% of Lycos, Inc. In a stock-for-stock exchange, Lycos, Inc. was formed in June 1995 by CMG@VENTURES, L.P., a wholly owned subsidiary of CMGI, Inc. Lycos grew rapidly since its inception through a series of acquisitions of technology companies. With our acquisition of Lycos, Inc., we acquired the Internet’s leading multi-brand network, transforming us into one of the most popular Internet networks in the United States and Europe.

August 2001	We acquired 49% of Uno-e Bank, an online bank. Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is our partner with a 51% interest.

February 2003	We entered into a strategic alliance framework agreement with Telefónica, S.A. replacing the May 2000 strategic alliance agreement to which Bertelsmann AG was also a party. The agreement has a six-year term. For a detailed description of this agreement, please see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

April 2003	We acquired a majority of voting rights of OneTravel.com, Inc.

June 2003	We and BBVA executed the merger of Uno-e Bank, S.A. and the private consumer finance activities operated by Finanzia Banco de Crédito, S.A., a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. Our participation in Uno-e Bank, S.A. following the merger has been reduced to 33%. See “Item 5—Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “Item 4—Information on the Company—Business Overview—4.B.6 Terra Business.”

July 2003	On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it did not own. As a result of the tender offer, closed in July 2003, Telefónica, S.A. owns 71.97% of our total capital stock. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

December 2003	We acquired treasury stock through the acquisition of shares of Terra Networks, S.A. owned by Citibank, N.A. as the agent bank for our stock option plans. Telefónica, S.A.’s ownership interest accounted for 75.29% of the effective capital stock of Terra Networks, S.A. (capital stock less treasury stock).

4.A.3    Business Strategy

The new business environment has made us refine our strategy. Our goal is to combine client success, profitability and growth to become one of the most visited Internet sites. We aim to achieve this goal by executing a twofold strategy, one for the traditional Internet business and another for the Internet as a distribution channel. Among the challenges we face will be to leverage the needs and interests of our worldwide audience to market our partners’ specific business know-how and our technology skills.

In our traditional business, our strategy is based on three key elements:

1.	Evolving from being a connectivity and pure access supplier in a commodity-based model to being a full Communications Services Provider (CSP), thereby adding value to our offer and strengthening customer brand loyalty. The core of our CSP strategy is the development of increasingly powerful Open, Basic and Premium (OBP) services;

2.	Evolving from offering free-of-charge content to a new “OBP” concept of quality narrow- and broadband content that combines free and paid content, where the quality of the latter merits its additional fees in order to consistently attract customers; and

3.	Evolving banner advertising sales to offer more comprehensive integrated marketing services, which additionally offer advertisers content development services, direct, targeted marketing through leveraging our database information subject to and in accordance with relevant local legislation, updated marketing information in real time and access to our e-commerce partners and their respective markets.

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

In 2003, the Terra Lycos Group continued to implement the strategy initiated in 2001 of gradually expanding the OBP (Open, Basic, Premium) model in all of its business lines and the geographical areas in which it operates. By focusing on innovation, we moved ahead towards paid services and content, so that our revenues from subscriptions included more than access fees. Communications services and portal subscriptions thus contributed to the diversification of the Terra Lycos Group’s sources of revenues.

In the media business, we decided to focus our attention on the provision of integral marketing services which, together with the sale of online advertising, enable us to maintain a more solid relationship with our customers and to harness the full potential of our sales force. At the same time this approach allows advertisers to reach a highly segmented audience and to make the best use of the Internet as an advertising support.

4.A.4    Our Strategy by Business Line

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects.”

Access

Our access business mainly comprises subscriptions to provide Internet access to residential and SoHo markets and support services and technical assistance to users. It also includes the revenues for induced traffic and interconnection received from telecommunications operators in certain countries and revenues from charges for technical assistance and users support.

We are shifting away from free Internet access services to pay Internet access services such as subscription-based arrangements. We discontinued providing free Internet access services in Brazil in 2001 and in Mexico in January 2002. In Chile and Peru local regulations permit revenue-sharing from Internet traffic with the local telecommunications providers. This regulatory environment helps to transform our non-subscription access services into a product with a profit margin. We may discontinue free Internet access services in Spain, depending on economic and market conditions. As part of our strategy to migrate customers from free Internet access services to pay Internet access services, we are focusing on the provision of communications services (such as secured e-mail, unified messaging and premium web publishing services) to be bundled with our access products so as to differentiate our service offering and reduce churn rates (see “Item 4—Information on the Company—Business Overview—4.B.2 Access Services”). These enhanced premium services are also offered as stand-alone services to our customer base for an extra fee, and in some markets they are sold to corporations to complete their own access product portfolio (mainly to the Telefónica group). In this case we record these revenues as communication, portal and content services (see “Item 4—Information on the Company—Business Overview—4.B.4 Communication, Portal and Content Services”).

Advertising and E-commerce

This category comprises our advertising business and electronic commerce platforms. We seek to expand and improve our product and services portfolio to consolidate our position in certain market segments and to penetrate new segments. We intend to leverage our expanding user base to increase our advertising revenues. We also intend to focus on the provision of integrated marketing services to our advertising customers through the use of new advertising technologies, direct marketing and customer relationship management to enable us to deepen our relationships with our advertising customers and to leverage the strength and experience of our advertising sales force.

Communication, Portal and Content Services

These services include subscriptions to value-added and communications services and the sale of associated software package licenses. They also include subscriptions to portal services and content and sales of associated software package licenses. These services are provided directly to the end customer or through corporations which distribute them to end customers.

We are focusing on the provision of broadband services and content in Spain and Latin America, where the Telefónica Group is engaging in the wide scale deployment of asymmetric digital subscriber line (ADSL) technology. Broadband technologies, such as ADSL, offer high-speed connections to the Internet and allow users expanded multimedia content, including streaming music and other audio content, full-motion video and interactive games. In addition, we are in the process of expanding our current services to enhanced communication services (such as secured e-mail, unified messaging and premium web publishing services) also offered as stand-alone services to our customer base for an extra fee, and in some markets, these services are sold to corporations to complete their own access product portfolios (mainly to the Telefónica Group).

As part of our strategy to transition our customers from the use of free services to value-added services and to attract new paying customers, we have introduced and are continuing to develop new high-quality products and services, including premium services that take advantage of high-speed connections to the Internet.

Corporate Services and Other Revenues

These revenues include services rendered to companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V.

Other revenues mainly includes sales of modems and connection kits.

Terra Business

In line with our profitability framework and established growth targets for the Terra Group as a whole, Terra Business is the area dedicated to the development of distinct and complementary businesses to our principal portal activity. These are businesses that exploit the Internet as a channel, unifying Terra’s audience with the infrastructure and experience of strategic partners in other sectors or which extend the value chain of the portal business to the end user or consumer. With this objective, we have continued developing vertical portals, participating not only in the vertical distribution of the business but in all of its aspects, for categories in which users show increasing interest each day and for which the best prospects of monetization exist. These businesses include, among others, finance, travel and education.

4.A.5     New Organizational Structure in Response to Our Centralized and Customer-Oriented Strategy

In the second half of 2002, we created a new business unit, known as Global Operations (GOPS), to develop enhanced products, services and systems for our customers, through standardizing and centralizing global functions relating to product management. This was done in order to improve and speed up the launch of our products globally, without compromising our corporate policy of preserving local color in each case.

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

In the second half of 2004, we announced a new organizational structure, focused on the following lines of action:

•	The definition of a customer-oriented strategy, in order to provide a rapid response to changing needs. We want to strengthen our position in Latin America and Spain, which means discontinuing the Global Operations initiative and instead promoting the development and production of platforms, products and services on a local basis. A new Content Unit has been created and has achieved good performance in the cell phones business, especially in Brazil and Spain. In addition, a Quality Unit has been created to ensure that we provide optimum service to our customers.

•	The structure of the Company is being simplified, especially in our headquarters.

4.B.     Business Overview

4.B.1    Our Business

With profitability as its main objective in 2003, the Terra Lycos Group forged ahead with the strategy already implemented in 2001 of migrating from free services to value-added pay services and of achieving higher ARPU (Average Revenue per User) from existing clients by selling additional services, through the OBP (Open, Basic and Premium) model. Under this strategy, the OBP model was gradually expanded to all of the business lines and geographical areas in which the Group operates, diversifying its revenues towards paid subscriptions, to include more than traditional access subscriptions. Communications services and portal subscriptions have been added as new sources of revenues.

Our business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. An example is our access business, which in 2001 had already abandoned its strategy of fostering free access as it gradually turned its attention to pay access, and in 2002 and 2003 focused on ADSL and broadband access.

Our efforts in this direction have materialized as ADSL services mainly in Latin America and Spain. The Terra Lycos Group currently offers its customers high-speed broadband connections to the Internet together with related communications services and media content.

Telefónica currently owns 75% of Terra Networks and since our inception, our results have been fully consolidated by Telefónica. We are integrated in Telefónica’s financial statements as their Internet business line. Our role within the Telefónica group is that of the business line focused on Internet access and services, such as portals, online publicity, e-commerce platforms and multimedia content. See “Item 4—Information on the Company—Organizational Structure—Our Relationship with the Telefónica Group—Telefónica Group Organization.”

Launching of Services

A product category homogenization was conducted at the end of 2002, resulting in 22 common product and service categories—of which 16 are global products and 6 are local products (specific to certain regions). This category homogenization, combined with our OBP strategy, has allowed us to develop an ambitious company-wide product roadmap that has led us to product and operations rationalizations.

As a result, a wide variety of products and services have been launched throughout the different countries, such us:

•	In Spain, in late February 2004, we launched TERRA Games, a unique product offering within the online games market, providing an exclusive area which combines technological excellence and competition. We held the 2003 WordCybergames using our TerraGames Platform in Spain.

•	In the U.S., we introduced new games on Gamesville including BingoZone, Chili Town Slots, Lunar Loot Slots and Magic Pyramid Solitaire.

•	In web publishing, we were the first portal to launch “Blogs” in the U.S.

•	We introduced in Brazil, Spain and the U.S. the new version of our instant messenger, TERRA Messenger, and Lycos Messenger, an up-to-date service, compatible with most instant messengers in the market.

•	Terra and Telefónica of Spain have launched “mundo ADSL,” designed to take full advantage of ADSL access opportunities for households, offering the best selection of services and content including: Unified messaging, Instant messaging, Videoconferencing, Music, Games and Education.

•	Parental Control functionality in Spain, enabling parents to supervise children’s access to content.

•	In the U.S., HotBot launched Quick-Search Deskbar, one of the most powerful search tools available, allowing users to search while performing other desktop functions such as e-mail, word processing and more, without starting a Web browser.

•	In Mexico, where we have been very active in the business services market, we have presented bundles of products and value-added services that offer Small and Medium Enterprises (SMEs) diverse integrated services which include Internet connectivity with Terra Premium and the ability to register affiliations online with the Mexican Social Security Institute. We can also help SMEs with their contributions to the National Retirement Program.

•	Web Edi in Brazil, providing this service to the Caixa Economica Federal, the largest financial institution in Brazil.

•	In the entertainment area, we have launched Conecta/Conexao Disney, a new broadband subscription service for children. The service is available for our DSL clients in Brazil, Chile, Mexico and Spain.

•	SideSearch and a new version of Search in the U.S., a proprietary search technology that has doubled the number of Lycos queries and users since launch.

In late December Terra signed an agreement with Network Associates Inc. (McAfee) in order to fulfill the increasing demand for Internet security services. This agreement established the basis for a commitment to launch a Security Channel in various Terra countries. The main goal is to consolidate the various security offerings by adopting a top-of the-line, continuously updating, antivirus and firewall service (a defense against hackers and other intruder attacks to customers’ PCs) and an enhanced Parental Control offering (allowing parents to supervise children’s access to content). Various bundles are planned with these products, including “Kit Seguridad” specifically targeted to Terra’s ADSL customers.

4.B.2    Access Services

Access Services Overview

At December 31, 2003, we provided Internet access services to over 1.7 million pay customers in Spain and Latin America. We target residential and small office/home office, or SoHo, Internet users in Spain and Latin America. The SoHo market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses (generally with fewer than ten employees) and businesses conducted out of the home. Based on the number of subscribers in our target residential and SoHo markets, we believe we are currently one of the leading Internet access service providers, or ISPs, in Spain, Chile, Peru and Central America, the second-ranking ISP in Brazil and the third in Mexico (with respect to paid subscribers only). In 2004, we launched an ISP in Colombia.

We intend to leverage our ISP expertise by moving into new value-added services using the Internet protocol (IP). These value-added services can be bundled with our access product so as to differentiate our services offerings as stand-alone services to our customer base for an extra fee (see “Item 4—Information on the Company—Business Overview—Communication, Portal and Content Services”). In this case, the revenues are recorded as “communication, portal and content services.” These value-added services may include, among others, enhanced e-mail and unified messaging, real-time communications services (such as voice and fax over IP and videoconferencing), premium web publishing services (such as enhanced personal pages, virtual hard drives, and online photo albums), as well as video streaming. In addition, we introduced ADSL access to the Internet in Spain and Brazil in 1999, in Chile in December 2000 and in Mexico in April 2003. We also plan to offer ADSL access in other countries, such as Mexico, where we launched this service in the first quarter of 2003, and seek to become a leading provider of broadband services and content.

Although we were created by Telefónica to focus on customers in the residential and SoHo markets, we have some customers in Brazil, Mexico, Chile, Guatemala and the United States who are part of the corporate market.

Access Services Product Line

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

• limited connection time (usually 5, 10 or 15 hours per month) for a fixed monthly subscription fee combined with a per-minute fee for time spent in excess of the limited connection time; or

• unlimited connection time for connections during certain hours of the day (typically from 6:00 p.m. to 8:00 a.m.) for a reduced monthly subscription fee.

We also offer pre-paid access in certain markets whereby customers pay in advance for a fixed number of minutes at a reduced rate.

Free Access	With this product, the customer pays no subscription fee, and is only charged by the telephone company for use of the phone line, plus fees for any value-added services the customer uses. We may receive traffic-inducement or traffic-related fees from the telephone company. The standard free access product usually includes one e-mail account and five megabytes of disk space for a typical personal home page. We currently offer free Internet access in Spain and Chile. As part of our shift towards pay Internet access services, we have discontinued providing this service in Brazil in 2001 and Mexico in 2002. We may discontinue providing this service in other countries, as market conditions permit.

In July 2000, we introduced limited flat-rate access in Spain during the evening and on weekends and holidays. For a flat fee, users can make unlimited telephone calls to connect to our free access service during such specified times. In addition, in September 2000, limited flat-rate access was introduced in Chile.

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

ADSL Access	In October 1999, we launched ADSL broadband Internet access in Spain. We also began to offer ADSL in Brazil in November 1999 on a limited basis and are currently offering it throughout Brazil wherever the local telephone company has the appropriate infrastructure available. We introduced this service in Chile in December 2000 and in Mexico in November 2003. Our ADSL products consist of Internet access with speeds of 128 Kbps, 256 Kbps, 512 Kbps and 2 Mbps and a series of value-added services such as virtual private networks (not available in Spain) and network storage. We plan to expand our broadband content offerings.

Access Services Revenue Model

Access Services Revenues

Access services revenues represented 40% of our total consolidated revenues for 2003 and 35% for 2002, an increase resulting from an increase of 61% of our paid (ADSL and dial-up) access subscribers.

We derive access revenues primarily from (i) subscription fees paid by our customers for dial-up and ADSL access to our ISPs (including bundled value-added services), (ii) traffic-inducement fees and interconnection received from telecommunications operators in certain countries and (iii) charges for technical assistance and user support. In addition, in Spain we derive access revenues from fees for flat rate telephone plans sold by us as well as specified amounts received from the telecommunications network operator relating to such plans. Access revenues are recognized as service is rendered, provided that collection of the resulting receivable is probable.

We began earning traffic-inducement fees in Spain in October 1999, in Guatemala in May 2000, in El Salvador in July 2000, in Chile in the first quarter of 2000 and in Brazil in August 2003.

Spain

The following charts provide certain information with respect to our Internet access model in Spain.

SPAIN INTERNET ACCESS MODEL

	Dial-up/Free	Dial-up/Pay	Dial-up/Flat rate	ADSL
General	User pays Telefónica de España for each telephone call at the local rate, and connects through Terra ISP facilities without any charge. Terra receives traffic-inducement fees from Telefónica de España based on scheduled rates.	User pays Telefónica de España for each telephone call at the local rate, and connects through Terra ISP facilities paying a monthly subscription fee. This subscription gives a user a larger mail capacity and the right to allocate personal webpages. Terra receives traffic-inducement fees from Telefónica de España based on scheduled rates.	User pays a fixed rate for unlimited telephone calls during specified periods (24 hours a day, evening or night periods, etc.) to connect to the Internet through Terra ISP facilities, and variable charges for traffic consumed out of the subscribed periods. Additionally, there are historical users that subscribed to a flat rate plan with Telefónica de España but connect through ISP facilities, in which case Terra receives a commission. This type of user is no longer promoted and the user database is being reduced significantly.	User pays a monthly subscription fee, a fixed rate for unlimited traffic during specified periods (24 hours, 8 hours a day, evening period, etc.), variable charges for traffic consumed outside of the subscribed periods, a one-time installation charge and the cost of a modem (only applicable for ADSL at speeds of 512 Kbps and 2 Mbps, not applicable for 256 Kbps) and additional fees for value-added services.

Recipient of amount paid by user	Telefónica de España.	Telephone charges: Telefónica de España. Subscription fees and value-added services: Terra Networks.	Terra Networks, except for the above mentioned historical users that subscribed to the flat rate plan though Telefónica de España.	Terra Networks.

Access revenues recorded by Terra Networks	Traffic-inducement fees from Telefónica de España based on scheduled rates.	Traffic-inducement fees from Telefónica de España based on scheduled rates and variable amounts of subscription fees and charges for any value-added services, depending on plans subscribed for and value-added services purchased by customers. The fees for value-added services are recorded as “Communication, Portal and Content Services.”

Terra Networks Flat Rate Plans: Variable amounts of subscription fees and charges for any value-added services, depending on plans subscribed for and value-added services purchased by customer.

Telefónica de España Flat Rate Plan: Terra receives a commission from Telefónica de España. The fees for value-added services are recorded as “Communication, Portal and Content Services.”

Installation charges and variable amounts of subscription fees and charges for any value-added services, depending on plans subscribed for and value-added services purchased by customers. Revenues from sales of modems are recorded as “other revenues” and fees for value-added services are recorded as “Communication, Portal and Content Services.”

Brazil

The following charts provide certain information with respect to our pay Internet access model in Brazil.

BRAZIL PAY INTERNET ACCESS MODEL

	Metered rate-Dial up access	ADSL	CABLE	SATELLITE
General	User pays for each telephone call at the local rate based on connection time to connect to our pay Internet access service and a monthly subscription fee (plus any additional fees for value-added services). Terra Brazil receives traffic-inducement fees from the three main telecommunications companies (Telesp, Telemar and Brazil Telecom) based on the contracts signed with them.	User pays a monthly subscription fee for ADSL line and value-added services, a one-time installation charge (if applicable) and the cost of a modem.	User pays a monthly subscription fee for cable and value-added services, a one-time installation charge (if applicable) and the cost of a modem or its rent.	User pays a monthly subscription fee (plus any additional fees for value-added services) and a one-time installation charge.

Amount paid by user	Variable charge for telephone calls based on the number of calls and connection time, plus applicable subscription fee and applicable charges for value-added services (if any).	Installation charge (if applicable), cost of modem or its rent, applicable subscription fee and applicable charges for value-added services (if any).	Installation charge (if applicable), cost of modem or its rent, applicable subscription fee and applicable charges for value-added services (if any).	Installation charge, applicable subscription fee and applicable charges for value-added services (if any).

Recipient of amount paid by user	Telephone charges: Telecommunications operators—Telesp, Telemar, Brasil Telecom, Vésper and GVT. Subscription fees and value-added services: Terra Networks.	Subscription fee for ADSL, modem rent and installation charges: Telecommunications operators—Telesp, Telemar, Brasil Telecom and GVT. Subscription fee and value-added services: Terra Networks.	Subscription fee for cable, modem rent and installation charges: Cable Operators—Net Serviços, Way Brasil and TV Cidade. Subscription fee and value-added services: Terra Networks.	Installation charge: Starone. Subscription fee and value-added services: Terra Networks.

Access revenues recorded by Terra Networks	Variable amounts of subscription fees for value-added services, depending on plans subscribed for and value-added services purchased by customers, and traffic-inducement fees from Telesp, Telemar and Brazil Telecom based on contracts signed with them.	Variable amounts of access subscription fees for value-added services, depending on plans subscribed for and value-added services purchased by customers.	Variable amounts of access subscription fees for value-added services, depending on plans subscribed for and value-added services purchased by customers.	Variable amounts of subscription fees, depending on plans subscribed for and value-added services purchased by customers.

Access Services Infrastructure

In order to provide our customers with reliable, secure and efficient Internet access services we use advanced technology infrastructures. Our Internet access products vary throughout different countries or regions but generally, our customers can use our services to connect to the Internet via dial-up calls (metered or flat rate), cable, ADSL lines and/or satellite connections.

To connect to the Internet, and in addition to the services we provide, our users need those provided by a local telecommunications operator. Telefónica group companies operate local telecommunications services in Spain, Brazil, the U.S., Peru and Chile, but customers can connect to our ISPs using the services of any local telecommunications operator (subject to local regulations and technical limitations).

Our dial-up customers connect to data centers that house our servers through points of presence (POPs), and these data centers are connected to the Internet via leased lines. Our POPs strategy in Latin America has evolved. In the past, owning POPs was the key to ensure quality, but now, competitive local partners have developed, offering widespread, top quality communication ports. We now base our ISP operations not in owning or leasing POPs but in contracting communication ports (narrow or broadband) from local telecommunications partners. This strategy gives us the ability to quickly extend our reach to new areas and, at the same time, to save costs because of the generally falling market prices in an environment of competing infrastructure providers.

In Spain, Peru and Chile, we lease our data network, including POPs and Internet connectivity links, from members of the Telefónica group. In El Salvador, we own and lease POPs, and in Guatemala, Mexico and Brazil we own and lease POPs from local telecommunications partners and members of the Telefónica group. In both Brazil and Mexico, we lease Internet connectivity lines from local operators and the Telefónica group. In Spain, Peru, Chile and Brazil, we share our leased POPs with other ISPs. With our extensive network in each country, most of our customers can use our services to connect to the Internet by paying a local phone rate.

We own or lease the servers and other devices that route user traffic to the point where we want it delivered. Our servers are housed in data centers in major cities in the countries in which we operate. These data centers are owned and operated either by us or by technology partners.

We believe the telecommunications infrastructure in the countries where we currently operate is sufficient to accommodate our business and our anticipated growth.

We monitor our network, services and applications on a permanent, 24/7, basis. We have operation centers in Brazil and Mexico that are specifically designed to supervise the data networks, servers and systems that are related to our Internet access services. Through 2003, we made efforts to outsource our data center infrastructure to the Telefónica Group, seeking cost benefits and quality. As a result, we have outsourced our Spanish data center as well as consolidated our U.S. data center. We expect to continue our outsourcing strategy through 2004. We rely on strict adherence to regulations and on the operators of our data centers to ensure the physical integrity of our servers against fire, flood and, where appropriate, earthquakes. Most of the data centers are equipped with backup electrical service provided by their own on-site generators. In addition, most of the data centers are equipped with access control systems, to ensure security.

Customer Support

We have customer interactive support centers (contact centers) available in six of our geographic markets: Spain, Brazil, Mexico, Chile, Peru and Central America. Our customer support is available 24 hours a day, 7 days a week in all of these markets, except for in Central America, which operates only during business hours. We consider these centers to be the most important customer relationship communication channel.

Our customers and potential subscribers can contact us by phone, e-mail and/or through our website (auto-support or chat). Call center customer management includes sales of access and communications services and technical support, e-commerce sales, back office, customer care and bad debt recovery and collection activities.

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

Access Services Competition

The principal markets in which we currently offer Internet access services are Spain, Brazil, Mexico and Chile. We believe that our ability to compete successfully in the Internet access market in these countries depends on a number of factors including:

•	developing new access means such as broadband and wireless;

•	developing new and enhanced communications services to be bundled so as to differentiate our offering and reduce churn rates;

•	reducing acquisition costs through our portals and expanding our customer knowledge;

•	our ability to use the Telefónica group as an infrastructure partner to guarantee the quality of our services;

•	the integration of Internet access and portal offerings; and

•	developing our brand name.

In Spain, we compete primarily with full-service telecommunications and cable operators that offer Internet access services. In Latin America, we compete with local and global ISPs as well as cable operators in some markets such as Brazil and Chile. In each of our markets, we also compete more broadly for subscription revenues and customer usage with cable, information, entertainment and media companies. Our principal competitors in our main markets include:

Country	Access Provider
Spain	Telefónica de España, Ya.com (Deutsche Telekom), Wanadoo (Uni2)
Brazil	Universo Online, Brasil Telecom, IG, AOLA, i.Telefonica, Globo.com
Chile	Entel
Mexico	Prodigy (Telmex), Alestra, AOL, Avantel

4.B.3    Advertising and E-commerce Services

Portal Services Overview

We currently operate portals and our network of separately-branded websites in 37 countries throughout Europe, Latin America, North America and Asia.

We monetized our portal through advertising and e-commerce services and value-added services (see “Item 4—Information on the Company—Business Overview—Communication, Portal and Content Services”).

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

Our multi-local/global model allows us to create an Internet “home” for our users and transforms our portals into the destination for many of our users. We believe that our multi-local/global model is instrumental in differentiating our portals from competitors. We complement our portals with our network of separately-branded websites.

Portal Services

We design each of our portals as a one-stop gateway where both content and advertising reflect the specific country’s culture, languages and tastes. Our portals offer a broad range of functionality, which we believe is instrumental in enabling users to build online communities organized around topics or areas of interest. Being part of an online community encourages a user to contribute actively to the dialogue and content within the community, and therefore enriches the user’s online experience. We believe that fostering online communities will encourage users to spend more time in our portals and to return to our portals repeatedly. This in turn will make our portals attractive to Internet advertisers. As part of our new product categorization, we have divided our content areas into global and local categories.

Global Categories

Broadband	Audiovisual content relating to general categories (e.g., sports, music, cinema) that requires high speed access.

Music	Content related to artists, records, concerts, news, streaming audio and videoclips, charts and top ten lists in various categories of music.

Games	Downloadable and online games (including games on demand), tricks and batches of popular video games.

Kids	Information and services targeted to the teenage audience, including cartoons, games and e-learning.

Business & Finance	Market news, research reports and an online investment portal.

Dating	Service to match people seeking friendship with others who share similar interests.

News & General Information	Breaking news.

Science & Technology	Science and IT information.

E-commerce	Shops and shopping centers online. This service allows our users to research and purchase products and services online.

Search & Directories	We provide our users with powerful and sophisticated search capabilities with listed links to carry out extensive searches in our portals.

HomePage	Like the front pages of a newspaper, our homepage reflects our content and service highlights and offers easy access to services and channels.

Small and Medium Enterprises (SMEs) and Corporate Solutions	Information and services targeted to small companies such as business suite software on demand, information and utilities.

Local Categories

Travel	Online travel agency with destination information, hotel, air and car reservation services.

Leisure & Culture	News, books, releases and literary articles on art and culture.

Sports	Local and global sports news and information including results, commentary and analysis.

Motor	General information regarding cars, motorcycles, insurance, new releases and industry trends.

Lifestyle, Home & Family	News related to family issues, health and fashion, including a wide range of links to fashion websites.

Personal Development	Information about careers, job search, company profiles and resumes.

Based on these content categories, our portals include a number of channels that feature content grouped around a common theme. A particular channel may feature local content, global content, or a mixture of the two. Some of the channels our portals typically feature include:

Art and Culture	News, books, releases and literary articles on art and culture.

Computing	Access to a large number of public domain and “shareware” software programs that users can transfer to their own computers, as well as links to hardware and software vendors.

Current events	Current events and other information as they occur.

Education	Information on courses, schools and new developments, e-learning, online degree programs and tools for learning such as translators and dictionaries.

Finance	Market news, research reports and an online investment portal.

Games	Downloadable and online games (including games on demand), tricks and batches of popular video games.

Home and family	News related to family issues, health and fashion, including a wide range of links to fashion websites.

Internet	News regarding Internet business and legal issues, and virtual communities for users interested in Internet-related topics.

Leisure	A wide range of news and articles related to music, television and tourism.

Media and Marketing	News and information about journalism, marketing and the media business.

Music	Music content and information, as well as downloadable music.

News and Media	Breaking news.

Sports	Local and global sports news and information including results, commentary and analysis.

Teens	Information and services targeted to the teenage audience, including jokes, chats and bulletin boards.

Tourism	Information, services and sales regarding popular places to visit.

Content Providers

Our network of third-party content providers is a crucial element of our multi-local/global portal model. We have arrangements with leading local and international content providers in order to offer rich and varied content across our portal network.

Some of our content providers include:

Agencia EFE	News

AP	News

BMG	Music

Buena Vista (Disney Blast)	Entertainment

Business Week	Financial news

Copesa	News and lifestyle

Grupo Correo	News & other

Grupo Reforma	Financial news and information from Mexico

Healtheon/WebMD and Medicus Media	Health-related information

Istoé	News and financial news

Motor Press	Motor

Reuters	News and financial news (for our Spanish and Latin American portals and also used by Lycos, Inc.)

Standard & Poors	Financial information

TVN	News and lifestyle

Weather Channel	Weather

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

We believe that our network strategy enables us to appeal to a large and increasingly diverse Internet audience. As a result, our network provides an attractive medium for advertisers who seek to perform broad or targeted advertising as well as for online merchants.

We offer a comprehensive suite of online products and services. Our principal offerings are described below.

Security Services.    We offer our users services that increase the security of their online experience, including:

•	Antivirus and Firewall—We offer PC-based software purchased by monthly subscriptions. We provide these services through a partnership with McAfee. This offer is currently available in Spain with immediate rollout expected in Latin America.

•	Parental Control—We offer an online filtering tool focused on preventing young users from accessing adult, violent, racist or other inappropriate content. This pay service is billed as monthly subscriptions and is provided through a partnership with Optenet. The service is available only in Spain.

Premier Navigation Functionality.    We offer our users the ability to quickly and easily find and access text, audio, video and other rich media content on the web. Our primary navigation products include:

•	Search—We offer four general search services—HotBot, Lycos Search, Side Search and Terra Search (powered by Lycos Search). HotBot is designed for a sophisticated user while Lycos Search appeals to a mainstream user. Since many users enter the Internet through search services, Lycos and HotBot generate a significant portion of our network traffic. We also offer our users Lycos Rich Media Search, which enables them to find, download and listen to various music, audio and video formats such as MP3 and Side Search, which offers a comparison with other search engine results.

•	Directories—We offer a version of AOL’s Open Directory, which is a collection of websites organized by volunteer editors who have significant interest and expertise in the topics to which they contribute. The Open Directory compiles highly relevant links in an easy to navigate database for our non-Latin American markets. Since our Lycos acquisition, we have been improving the commercial and technology platforms of our directories in Latin America.

•	Reference Services—We provide a suite of products for our users to locate other individuals, businesses, products and places. WhoWhere?, a home address, e-mail address and telephone number directory, assists users in locating individuals worldwide. Other principal reference services offered by us in the U.S. include a yellow pages product, which allows users to locate businesses throughout the United States by searching according to category, business name, business address or keyword; Lycos Classifieds, which gives users a convenient way to find where to buy and sell goods and services online; and Lycos Maps, which allows users to obtain driving directions and maps to virtually any street address in the United States. We also offer a complete suite of reference services to the countries in Latin America, such as Terra Mapas, classifieds, yellow pages and city guides. We are particularly strong in the maps business, with our ownership of Maptel (one of our wholly-owned subsidiaries), which is a leading Spanish provider of location-based services.

•	Cellular Messages—We offer users the opportunity to send messages from the Internet to cellular phones in Spain, Chile and Peru.

•	Alerts—Related to the Cellular Messages, we offer our users the possibility to pay for a service in which they receive several content alerts in their cellular phones, e-mail and Terra Messenger.

Broadband Based Products.    In order to have an important premium service offer, we have consolidated our broadband based services. We believe that our services will cover some of our users’ needs, so they will pay a reasonable subscription to use them. Our primarily broadband-based products are:

•	Children—Due to the agreement reached with Disney we offer Conecta Disney. This product is a secure and educational environment for kids and parents with four main activities: See, Play, Listen and Learn. We are currently offering Conecta Disney to more than 10,000 subscribers in Spain, Brazil, Mexico and Chile, and expect to launch it in Argentina and Peru during 2004.

•	Entertainment—Our users can have audio and video demand contents, such as cinema, music, TV shows and news. They can choose between a subscription or pay per use offer.

Online Community Products.    We provide a number of services to allow our users to create and actively manage communities around topics that interest them. We believe that users who become involved with online community products and services are more likely to return to those sites in the future. Consequently, we seek to develop an active, loyal user base by building significant community features into our network through the following online products:

•	Personal Publishing—Through our Angelfire, Tripod and Personal Pages (except in Spain) services, which together comprise one of the web’s largest online communities, we offer users and ISP subscribers the online publishing tools necessary to create and publish their own personal homepages. The simplest pages can be created and published in minutes, yet the tools provided allow a user without any programming skills to create a “professional-looking” site that incorporates photos, images, graphics, audio and video files and a guestbook. Through what are commonly known as “affiliate programs,” users also can create links to e-commerce sites and earn credit towards purchases by referring visitors to those e-commerce sites. In addition, we currently offer premium publishing services that users can purchase for a monthly fee if they require extra features or capabilities.

•	Photo Album and Virtual Disk—In Brazil and Spain, we offer services that help users save information online for easy retrieval and provide advanced sharing capabilites. These services are designed for digital images and general files, depending on the users’ needs. The Photo Album promotes community building, as many albums are open to the general public.

•	Dating—We offer services to match people seeking friendship with others who share similar interests. After extensive development and technology evolution, we offer this service as one of the strongest in the United States (MatchMaker), Brazil (Almas Gêmeas), Chile/Argentina (Almas Gemelas) and Mexico (Lima Limón).

•	E-mail/Instant Messaging—Through our standard mail product, we offer users a free, personalized web-based e-mail account which can be accessed from any computer with an Internet connection. Since Terra Lycos Mail users do not need to change their e-mail addresses when they move or change Internet service providers, the same e-mail address can be used indefinitely. Additionally, we currently offer premium e-mail services in the United States and in our main Latin American markets that users can purchase for a monthly fee. These special e-mail services include, among others, anti-spam and anti-virus capabilities, additional storage space and personalized domain names. In January 2003, we also entered into a technology alliance with IBM and Telefónica Investigación y Desarrollo, through which we are launching a new Terra Lycos Instant Messenger service, enabling our users to communicate instantly with each other and with users of other leading instant messaging providers. We offer TerraLycos Messenger in Spain, the U.S., Brazil and Mexico.

•	Chat and Bulletin Boards—We offer users the opportunity to participate in online chat sessions, in which users can interact in real time with multiple users from all over the world. Terra Chat and Lycos Chat regularly feature hosted chats with celebrities and experts on topics of interest to our users. Lycos Bulletin Board allows users to post messages to existing message threads or create a new thread by posting a message on a topic or topics of the user’s choice.

According to our OBP strategy these products and services are “Open” for free or pay for “Basic” or Premium. They can be bundled with our access product to differentiate our services (see “Item 4—Information on the Company—Business Overview—Access Services”), the subscription revenues are recorded as “access” or “offered” as stand alone (see “Item 4—Information on the Company—Business Overview—Communication, Portal and Content Services”) and the associated revenues are considered communication, portal and content services.

Advertising and E-commerce Revenue Model

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

Advertising and e-commerce revenues account for 26% of total operating revenues. In 2003, 11% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

We derive advertising revenues principally from:

•	advertising arrangements, under which we earn revenues mainly based on a cost-per-thousand-impressions basis, a guaranteed number of impressions or the number of days an advertisement is displayed;

•	contracts targeted to a particular audience or particular users, either in connection with one of our topical WebGuides or in connection with specified word searches (e.g., when “automobile” is searched, an automotive or car manufacturer advertisement appears); and

•	sponsorship arrangements, under which we earn revenues based on the number of impressions delivered or days the sponsorship is displayed, and/or exclusivity fees for displaying advertisements only from our sponsor in the particular product category. We may in addition earn revenues for helping the sponsor design and customize the sponsoring activity for our users.

We provide advertisers with a variety of different advertising options, including more than 40 different advertising formats, such as:

•	traditional banner advertising;

•	banner advertising with enhancements, such as audio and video;

•	pop-up windows;

•	contextual link advertising;

•	integrated advertising;

•	text links;

•	keywords; and

•	demographic targeting.

We have extended our portfolio of services to clients to cover their non-advertising needs. Among the new products we have included in our portfolio of services are:

•	direct marketing;

•	public relations and communications;

•	online product distribution and Access Service Provider (ASP); and

•	marketing services such as online surveys and opinion polls, among others.

In January 2002, we entered into a five-year agreement with DoubleClick to use its ad serving tools, which enables us to serve advertising on our network. This agreement supersedes prior agreements entered into with DoubleClick by Terra Networks and Lycos. In addition to this agreement, we also entered into a two-year agreement with DoubleClick for e-mail advertising services.

In January 2004, Lycos, Inc. signed a sales force outsourcing agreement with 24/7 Real Media Inc. for media sales and Ad-serving (advertising placement and analysis services).

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

In addition, our portal and network services business has strong synergies with our Internet access, e-commerce, advertising, value-added services and Internet solutions businesses. We encourage portal and network users to become Internet access customers, and we drive portal and network traffic to our e-commerce sites. Our e-commerce activities in turn help us attract advertisers, who are able to reach consumers at the exact moment they are ready to buy. We believe success in our e-commerce and advertising businesses will attract companies that seek to use our Internet solution services, such as web hosting.

E-commerce revenues include the amount invoiced for online travel sales (mainly airfares, and hotel, and cruise bookings). OneTravel.com, Inc., which is an online travel agency, bills the end customer for the total amount of the fare, including taxes, assumes the risk of credit or default on the part of the end customer, and has a minimum purchase commitment to its main supplier or is authorized to establish the definitive price to be paid by the end customer. In 2003, 22% of the revenues in this connection related to online travel sales.

We derive e-commerce revenues principally from:

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

Terra Compras/Terra Shopping

In December 1999, Terra Compras/Terra Shopping was launched in Spain and some countries in Latin America. Terra Compras/Terra Shopping is an online marketplace offering thousands of products and services from a wide variety of brand name retailers, small specialty stores, banks, and global/local partners including Kodak, Telefónica Móviles, Ingram Micro and Banco Bilbao Vizcaya Argentaria (with whom we have a strategic alliance to facilitate credit card payments for e-commerce purchases made through our Spanish portal). For participating merchants, Terra Compras/Terra Shopping features a sophisticated store-building product (Intershop Platform) that permits large and small retailers to create and maintain online stores and accept credit card purchases.

Online Retail Store

In October 2001, we acquired certain assets of Decompras.com (including its trademark), a leading e-commerce site in Mexico and in some countries of Latin America, from El Sitio, a member of the Claxson

Interactive Group. In 2000, Decompras.com had sales of approximately $7 million, offering a wide range of consumer goods for individual and corporate customers. Unlike our e-commerce platforms, Decompras.com is involved in the entire retail sales chain, directly purchasing products from vendors and holding them for sale to its customers. See “Item 3—Key Information—Risk Factors—Risks Related to E-commerce.” This acquisition forms part of our strategy to create one of the largest e-commerce markets in Mexico and Latin America through acquisitions and strategic alliances with retailers and leading Internet companies.

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

Portal Infrastructure and Customer Support

We support our portal and network services with our proprietary servers. Our scalable network architecture is redundant and fully distributed, which enables several servers to support one service. In this way, we help to ensure that our customers’ page views will not be interrupted upon server failure. We employ high levels of security, including hardened servers and firewalls to protect against intrusion.

Our network architecture is structured with sets of front-end web servers and back-end data and content servers that handle high user traffic and large volumes of information. Our front-end servers employ load balancing systems to manage users’ requests, enabling our systems to respond to user requests in less than one second. Back-end servers are grouped in high availability configuration clusters and provide critical support for information intensive applications, content databases and storage.

The various features on our portals are implemented using a combination of our proprietary software applications, software applications developed by our content providers, and software technologies developed by global leaders such as Microsoft, IBM, Netscape and Oracle. We also integrate proprietary software and technology from industry leaders to provide us with the ability to monitor and track traffic on our portals, the demographic characteristics of our users and advertising reports. We believe that this combination of software components is more reliable and scalable than single-source solutions.

We provide online user support through e-mail as well as web pages with answers to frequently asked questions and general tips. In addition, we provide telephone customer support in the countries where we have ISP operations.

Portal and Content Competition

We expect that the success of Internet companies in the long term will depend on:

•	the ability to create compelling and high quality products, and to integrate these in a way that attracts users and enhances their loyalty;

•	the ability to define and design value-added products that add value to users, and that are recognized as such in a way that makes them considered as “worth paying for;”

•	the effectiveness of strategic alliances in the online and offline markets, with results in the above-mentioned lines;

•	awareness of the latest technological developments as well as the adequate implementation thereof; and

•	access to financial resources to expand further.

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

We believe that our ability to compete successfully in portal and network services depends on several factors, including:

•	our ability to capture and manage critical mass to provide our corporate customers (i.e., advertisers) with sufficient and relevant coverage of their target audience;

•	our ability to anticipate the online marketing needs of our corporate customers and to develop tools to provide them with customized products;

•	capturing through our network of separately branded sites a diverse audience in order to balance our mix of advertising (corporate) customers;

•	providing our users with high quality products, including local (and frequently updated) content and attractive services, integrated in a way that creates a sense of community;

•	adequately mixing the provisioning of free and paid contents and services, using the former as an attraction point to the latter; and

•	further positioning our brands as leading Internet brands worldwide.

We compete directly with a variety of interactive service providers, including web-based portals, search engines, web directories and individual websites providing content, commerce, community and similar features. Our principal competitors in our main markets include:

Country	Portal
Spain	Ya.com (Deutsche Telekom), Yahoo! España, Wanadoo (Uni 2), MSN España, Google.com

United States	AOL Time Warner, Overture.com (formerly Goto.com), Google.com, Ask Jeeves, Altavista, Yahoo!, MSN, Match.com, esignal

United States Hispanic market	Univision.com

Brazil	Universo Online (UOL), America Online (AOL), Globo.com, MSN, ISP free IG, Ibest, search code (Yahoo)

Mexico	T1msn, Todito, Es Mas (Televisa), AOL

We also compete for advertising revenues with traditional media companies, such as newspapers, magazines, television and radio, including in their online formats.

E-commerce Competition

We believe that our ability to compete successfully in the business-to-consumer, consumer-to-consumer and business-to-business (recorded as corporate services) e-commerce markets depends on several factors, including:

•	customer confidence relating to the security of web-based purchases;

•	marketing efforts aimed at the development of a trusted brand name;

•	our ability to capture e-commerce revenues from our Internet access services and portal and network services users through:

–	promotions;

–	loyalty programs; and

–	best commercial practices;

•	quality and variety of our product offerings;

•	our ability to offer competitive prices to our users; and

•	end-to-end services, from providing vendors with e-commerce infrastructure to providing them with traffic through presence in our shopping channels or in our product search engine.

We face competition from a wide variety of current and potential competitors, including:

•	“brick and mortar” shops, catalog retailers, distributors and manufacturers selling the products that we or our network of retailers sell, some of whom currently sell, or may in the future sell, products or services online;

•	online vendors;

•	web portals and web search engines involved in online commerce, either directly or in collaboration with retailers; and

•	companies providing e-commerce services, including website developers.

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

4.B.4    Communication, Portal and Content Services

This line of business contributed revenues of €119 million in 2003, 22% of total operating revenues which, in constant euro terms, represented growth of 101% with respect to 2002. These revenues include services provided to residential customers at home, professionals, SMEs, either directly or through corporations, such as Bancomer in Mexico and, primarily, the Telefónica Group, through the strategic alliance, from which 53% of total revenues in this line are obtained.

Customers for value-added services, known as OBP (Open, Basic, and Premium) customers, totaled 3.4 million as of December 31, 2003, of whom 2.3 million are customers arising from the alliance with Telefónica.

This business line is being strengthened by the launch of new products and services in the Communication, Content, Marketing and Tools areas, and by the improvements being made to the existing areas. These products and services include most notably the following:

–	Terra Messenger: a new real-time messenger service, affording Terra users the possibility of instant communication with each other and with Messenger users from other platforms;

–	Mundo ADSL: launched jointly by Terra and Telefónica, this product is designed to meet a broad range of communication, training and leisure needs, tailored to the requirements of customers;

–	Wireless Internet: a service for all broadband customers, broadening the range of high speed products using the new WiFi technology;

–	Redesign of the Matchmaker environment, an online dating portal;

–	Redesign of the InSite Search Engine marketing site; and

–	Relaunch of the Quote.com, a financial site.

We have developed and are developing interactive content and services, including those adapted to the needs of ADSL users, that we may offer to our pay Internet access subscribers on an integrated basis. These products and services are offered to our customers on an “Open, Basic and Premium” basis pursuant to which all users may access the “Open” content and services for free, while customers must pay for “Basic” or “Premium” access products and services with differentiated or increased capacity and functionality. Thus, we are transforming ourselves from simply internet access provider to a premium service provider.

4.B.5    Corporate Services and Other Revenues

We derive corporate services revenues principally form services rendered to companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues account for 11% of the total operating revenues. In 2003, 30% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A., through the provision of e-learning services and several Internet and technology consulting projects.

In other services we derive revenues mainly from sales of modems and connections kits. These revenues account for 2% of the total operating revenues. In 2003 there were no significant revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

4.B.6    Terra Business

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

Banking—Uno-e (BBVA)

In February 2000, Telefónica and Banco Bilbao Vizcaya Argentaria, S.A. entered into a strategic alliance agreement, which provided that the online bank, Uno-e, would be 49%-owned by Terra Networks and 51%-owned by Banco Bilbao Vizcaya Argentaria, S.A. Pursuant to these agreements and following receipt of the necessary government approvals, we acquired a 49% stake in Uno-e Bank from Banco Bilbao Vizcaya Argentaria, S.A. in August 2001 for €160 million. In February 2002, we subscribed for new shares amounting to €29.4 million in a capital increase.

On May 15, 2002, Terra Networks, S.A. and BBVA (BBVA) signed a protocol of intent to integrate the consumer finance line of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the relevant internal and administrative authorizations. Following the integration process, the holdings of Terra Networks, S.A. and the BBVA Group in Uno-e Bank, S.A. would stand at 33% and 67%, respectively.

On the same date (May 15, 2002), BBVA and Terra Networks, S.A. signed a liquidity agreement which established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank S.A. shares owned by

Terra Networks, S.A., which would be modified if a definitive agreement were to be reached on the integration of the consumer finance business lines of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. According to the modified terms, BBVA would lose its right to purchase and Terra Networks, S.A. would maintain its right to sell but only at the market value determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. (“Agreement for the Integration”), in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that would replace that dated May 15, 2002, once the aforementioned integration had taken place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at its market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the price to earnings ratio (PER) of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the ordinary revenue and pre-tax income targets set for 2005 and 2006 in the aforementioned liquidity agreement.

Furthermore, on January 10, 2003, Terra Networks, S.A. and BBVA signed an advertising agreement by which BBVA has agreed to buy advertising space from Terra Networks, S.A. for €6 million annually during the next five years.

In compliance with the terms of the aforementioned Agreement for the Integration of January 10, 2003, and after obtaining the necessary authorizations, on April 23, 2003, BBVA and Terra Networks, S.A., at the Special Stockholders’ Meeting of Uno-e Bank, S.A., unanimously approved a capital increase of Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Crédito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders’ Meeting held on the same date approved the contribution and the subscription in full of the capital increase. This capital increase was recorded in a public deed dated June 19, 2003 and registered in the Mercantile Register on July 16, 2003.

This capital increase entailed the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-e Bank, S.A. stood at 67% and 33%, respectively.

Travel—Rumbo/One Travel (Amadeus)

In July 1999, we agreed to create a 50/50 joint venture with Amadeus Global Travel Distribution, S.A., a global leader in the travel industry that operates travel reservation and distribution systems. The purpose of the joint venture is to develop a website for travel and tourism related services targeted at the Spanish and Portuguese speaking market. In September 2000, we launched Rumbo in Spain through this joint venture. In 2001, we launched Rumbo in Argentina, Brazil and Mexico, and in 2002, we launched the website in Chile, Colombia, Venezuela, Uruguay and Peru. At December 31, 2003, we had invested €7.5 million and we had provided financing in the form of loans in the amount of €3.8 million. In March 2004, Rumbo signed an agreement with Despegar.es to manage its website and in December 2003, Rumbo bought the “despegar.es” and “despegar.com.es” domain names and the “despegar” trademarks belonging to Despagar.com in Spain.

In November 2000, we decided to expand our business to the U.S. market by acquiring a significant stake in OneTravel.com, Inc., a top ten U.S. online travel website and one of the first value-oriented travel websites. We increased our stake from 27.7% to 39.6% in OneTravel.com, Inc. in March 2002.

On April 18, 2003, we acquired a majority of voting rights in this company, increasing our holding from 39.6% as of December 31, 2002, to 52.07%. In August 2003, we concluded the share purchase agreements by virtue of which our holding in the capital stock of OneTravel.com, Inc. was increased from 52.07% to 54.15%. The effective amount disbursed in 2003 was €3.3 million. At December 31, 2003, we had invested a total of €29.6 million and we had provided financing in the form of loans in the amount of €0.5 million to OneTravel.com, Inc.

Culture—Ifigenia

In July 2000, we increased our stake in Ifigenia Plus, S.L., a Spanish company, from 10% to 100% by (i) subscribing for new shares in a capital increase bringing our stake up to 40%, and (ii) purchasing the remaining 60% stake from private Spanish entities. Ifigenia develops and provides digital content and tools for Spanish education, culture, art, entertainment and tourism. At December 31, 2003, we had invested a total of €10.1 million and we had provided financing in the form of loans in the amount of €6.0 million to Ifigenia.

E-learning—Educaterra

Educaterra, a wholly owned subsidiary, provides e-learning services to the residential market and the corporate market. In the corporate field, it is the exclusive e-learning services provider of the Telefónica group, managing more than 1.2 million hours of training per year to 80,000 employees in the areas of language, skills, IT and telecommunications (4,500 hours of coursework). In the residential market, Educaterra is present in twelve countries, in Spain and Latin America as an exclusive e-learning vertical channel. The portals provide a wide range of e-learning content in languages, IT, tutoring support, “edutainment,” parent school and officeware, among others, with more than 25,000 hours of content in Spanish. At December 31, 2003, we had provided financing in the form of loans in the amount of €0.7 million to Educaterra.

Location Services—Maptel

In January 2001, we acquired Maptel Networks, a leading solution provider for location and cartographic content in Spain. Maptel Networks develops web and wireless location-based solutions and provides consultancy services in different areas: Geomarketing, Geographical Information Systems (GIS), Fleet Management, and Customer Relationship Management (CRM). These services are based on Maptel’s own cartography and technology, and are being used for a broad range of customers in different sectors of activity. At December 31, 2003, we had invested a total of €1.4 million and we had provided financing in the form of loans in the amount of €2.3 million to Maptel.

Real Estate—Atrea (BBVA)

In November 2001, we and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company under the trade name Atrea to develop and manage a vertical portal in the real estate sector. The portal is designed to facilitate and improve the operations of real estate agents and developers. The website also features a variety of services and information useful to the consumer when renting or selling/purchasing a home, including financing, insurance and moving services. We launched Atrea in Spain in November 2001. In June and November 2002, we subscribed for new shares amounting to approximately €3.0 million in a capital increase. At December 31, 2003, we had invested a total of €3.8 million.

Automobiles—Azeler (BBVA)

In March 2001, we and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company, Azeler, to develop and manage vertical portals designed to facilitate and improve the operations of professional players in the automotive sector as well as to offer to end users services and products related to the automotive sector. We have launched Azeler in Spain. At December 31, 2003, we had invested a total of €5.2 million in Azeler.

Online Auctions—DeRemate

In February 2000, we acquired 30% of DeRemate, a leading auction site in Latin America. DeRemate has operations in Argentina, Chile, Uruguay, Brazil, Colombia, Venezuela, Mexico, the U.S. and Peru. We currently have a 17.81% interest. DeRemate’s business model is now expanding to include B2B services with online outlet sales.

Other

At May 31, 2004 the financial and commercial results of other initiatives have not been satisfactory:

•	Emplaza (joint venture with Meta4 of Human Resources) and Bumeran of Careers have been liquidated.

•	A Tu hora (joint venture with Telepizza, S.A.) had no active operations in 2002 and 2003.

4.B.7    International Joint Ventures

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

This joint venture, named Lycos Europe, was 32.1% owned by us at December 31, 2003. As of that date, Lycos’ joint venture partners, who directly own 32.1% of Lycos Europe, were Bertelsmann Internet Holding GmbH, Christoph Mohn Internet Holding GmbH and Fireball Internet GmbH, which vote together as a syndicate.

Approximately 12.3% of Lycos Europe’s shares (at the IPO date) were issued pursuant to an initial public offering completed in March 2000. Lycos Europe currently operates localized versions of the Lycos.com and Tripod sites in Austria, Denmark, France, Germany, Italy, The Netherlands, Spain, Sweden, Switzerland and the United Kingdom.

Lycos Europe is a company incorporate in The Netherlands and its shares are traded on stock exchanges in Germany and France.

Lycos Japan

In March 1998, Lycos established Lycos Japan, K.K. as the basis for a joint venture to promote and operate a Japanese version of the Tripod and Mailcity websites. Lycos’ joint venture partners were Sumitomo Corporation, one of the largest companies in Japan, Internet Initiative Japan, one of Japan’s largest internet service providers, and Kadokawa, a major Japanese publisher.

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

Lycos Asia

In September 1999, Lycos established Lycos Asia to promote localized versions of the Lycos and Tripod website in more than ten countries in Asia, including Singapore, China, Taiwan, Hong Kong, India, Malaysia, the Philippines, Thailand and Indonesia. Lycos’ joint venture partner was Singapore Telecommunications, and we each owned 50% of the joint venture.

In March 2004 Lycos, Inc. acquired the holdings owned by Singapore Telecommunications with the aim of discontinuing the operations of the company. Also in March 2004, Lycos China Limited, a subsidiary of Lycos Asia Limited, was sold for €1. In May 2004, Lycos Asia exited the Chinese market.

Banking-Inversis Networks

Inversis Networks, S.A. was incorporated on January 28, 2000. At that date, we held 10% of Inversis’ capital stock. Inversis obtained a banking license on November 13, 2001.

As of December 2003, we had provided total funding of €10.1 million, bringing our stake to 9.13%

In March 2004, we increased our stake in Inversis to 9.99%.

4.B.8    Marketing and Brand Awareness

Our marketing efforts are designed to help us increase our customer base and consolidate our leadership in our target markets. Our marketing campaigns principally target the residential and SoHo markets, as well as advertisers and vendors. Central to our marketing efforts are the following strategies:

•	participate in the development of portal and ISP markets;

•	continuously expand our network, portal and ISP customer base and achieve strong user loyalty;

•	create large communities of users of our local portals and websites;

•	build our brand names; and

•	respond to market changes by introducing new products, services and content offerings.

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

Expand our Portal, Network and ISP Customer Base and Achieve Strong User Loyalty

We design our local marketing efforts to introduce the use of the Internet into the everyday lives of our potential customers. We believe that our marketing campaigns, affordable pricing, dedicated customer service and local presence will help us attract new customers. In addition, we exploit synergies between our Internet access business and our portal business by configuring our portals as the default web page in all of our ISP connection software.

We plan to continue to commit adequate resources to build strong user loyalty. In order to retain existing customers, we will work to ensure that our portal and network services are competitive in the market, and we will adapt our portal and website offerings according to our customers’ demands.

Create Large Communities of Users of our Local Portals and Websites

We are working to build large communities of local portal and website users within certain of our core markets, including Spain, Latin America and the United States. We believe that we will be able to attract new users to our portals and websites with our brand names, and will build on the strength of our brand names to help make the Terra and Lycos brands among the most recognized portal and network brands in our relevant markets. We seek to create strong communities by:

•	encouraging a sense of community among users by allowing users to create and share their own content;

•	creating brand loyalty; and

•	improving our advertising and e-commerce offerings by using our data warehousing capabilities to profile the interest and habits of our users according and subject to local legislation.

We also seek to develop an active, loyal user base by building significant community features into our network through our comprehensive suite of online services and products. We believe that users who become involved with our online community products and services are more likely to return to those sites in the future.

Build our Brands

We believe that building our brands is important to attract, retain and obtain revenue from our potential Internet user base, and we plan to build our brand names. We use advertising and public relations to build our brands, including advertising on radio, newspapers, television, online and public billboards, direct marketing, public relations, interactive ads and special ads. Through our advertising efforts, we seek to:

•	introduce potential customers to our brands;

•	identify our brands with the highest quality products, services and customer support; and

•	build a strong media presence.

Respond to Market Changes

We believe that responding to changes in the Internet market will keep our brands competitive. We plan to continue to enter into new strategic alliances with local and global content providers to introduce new products to market in the shortest amount of time. To this end, we seek to enter into alliances with global partners who can contribute state-of-the-art technologies to our operations.

Seasonality

Our main business is not significantly affected by seasonality effects.

4.B.9    Strategic Alliances

Strategic Alliance with Bertelsmann

Bertelsmann, one of the largest media companies in the world, owns literary, scientific and nonfiction publishers, book and music clubs, daily newspapers, general and special interest magazines, music and film companies, radio and television activities, print shops, service corporations and online services providers. Bertelsmann’s brands include Random House, BMG and Arista.

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

The May 16, 2000 agreement was terminated on February 12, 2003, and superseded by a preferential interest agreement (described below) among all of the parties to the prior agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the online market. We do not expect that this agreement will generate material revenues in the near future.

Strategic Alliances with Telefónica

On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. entered into a Framework Strategic Alliance Agreement which replaces the preexisting Strategic Alliance Memorandum entered into on May 16, 2000 by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG in conjunction with the acquisition of Lycos, Inc. and relating to cooperation for access to the new content of the Terra Lycos Group and joint marketing campaigns.

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

The Framework Agreement makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SoHo and, when so agreed, SME market. The new agreement establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their growth in the Internet, with the aim of taking advantage of the synergies and creating value for both companies. As a result of this alliance, the Terra Lycos Group is guaranteed the generation of at least €78.5 million per year in value, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new agreement is six years, and it may be renewed on an annual basis thereafter. As reflected by a study carried out by a leading U.S. investment bank acting as an independent appraiser, at the request of our board of directors, the potential value creation to the Terra Lycos Group and its shareholders represented by the new strategic alliance agreement is at least equal to that of the agreement which it replaces, although it may result in lower revenues in the near term. See “Item 10—Additional Information—Material Contracts—Strategic Alliance Framework Agreement with Telefónica, S.A.”

In compliance with the terms of the Framework Agreement, in 2003, the annual minimum value was generated from the Terra Lycos Group.

Other Strategic and Commercial Alliances

To increase traffic on our portals and network of sites, to enhance the functionality of our products and services and to extend our brands, we seek to enter into selected strategic and commercial alliances with business partners who offer content, distribution and technology capabilities as well as marketing and cross-promotional opportunities. Some of the strategic and commercial alliances that we have entered into include the areas described below.

Google, Inc.

In 2003, Lycos, Inc. entered into advertisement and search agreements with Google, Inc. The advertisement agreement establishes that Google, Inc. will provide most of Lycos, Inc.’s content-targeted advertisement services. The term of the agreement is 36 months beginning August 2003. The search agreement positions Google, Inc. as the main supplier of searches (exceeding Inktomi and Fast) and reseller of some of the sponsored sites (PFP). The agreement terminates in 2006.

24/7 Real Media, Inc.

In February 2004, Lycos, Inc. entered into a service agreement with a five-year term with 24/7 Real Media, Inc. This agreement gives 24/7 Real Media the exclusive right to sell advertising on Lycos, Inc.’s websites to users anywhere in the world, with some exceptions. Under the agreement, Lycos, Inc. assigned to 24/7 Real Media, Inc. all of its existing advertising contracts, which include servicing and collecting payments on behalf of Lycos, Inc. 24/7 Real Media, Inc. has an advertising report application that allows Lycos, Inc. to track usage of advertisements placed by 24/7 on Lycos sites and payments made by advertisers.

Auction Services

In February 2001, we entered into a strategic alliance with eBay for it to be the premier provider of auction services to Lycos users in the United States. As part of the agreement, Lycos users will be able to list and bid on items for auction on eBay. In addition, Lycos Europe has entered into a strategic alliance with eBay to be the premier provider of auction services to Lycos Europe users in Germany, France and Italy.

Delivery of Merchandise

In November 2001, we launched Compras en USA, a new service designed to facilitate online purchases from U.S. merchants by consumers outside the United States. We have made this service available and are actively promoting it throughout Latin America and in Spain. This service enables Latin American and Spanish consumers to utilize a post office box in the United States in order to receive merchandise from U.S. retailers, including retailers who do not ship goods to consumers outside the United States. Our service will then forward the goods to the consumer. In order to provide this service, we entered into an agreement with LanBox, a subsidiary of LanChile, S.A., a Chilean airline, which has experience in managing post office boxes and delivering goods throughout Latin America and Spain. We entered into another agreement with Dealtime. This company provides our Compras en USA service through a product search engine that makes the user’s buying process easier. We have entered into an agreement with BBVA in Latin America. The agreement with BBVA allows the bank’s clients and employees to make purchases in the U.S. Compras en USA is offered to all online clients of BBVA in BBVA’s affiliates’ homepages.

Secure Online Payments

In July 2001, we entered into a sponsorship and promotional agreement with Visa International Service Association to leverage our brands in order to promote the benefits of making online purchases. Under the terms of the agreement, Visa will receive special positioning on Terra Networks’ portals in Latin America and the Caribbean which will promote Visa as the preferred payment method for secure electronic transactions.

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

4.B.10    Government Regulation

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

Spanish Regulation

In July 2002, the Spanish government passed a new act regulating the provision of information services and e-commerce, known as “LSSI.” LSSI entered into force in October 2002 and required us to adjust, prior to such date, certain terms of services, registration forms and the way in which we provide some services on our Spanish portals. The most relevant modifications are aimed at (i) providing further company and operational information to the public (both through posting the terms of services on the Internet, as well as through filing information with the Mercantile Register); (ii) establishing obligations for ISPs to retain certain user data (e.g., connection, navigation, and/or communications information) for security purposes (e.g., anti-terrorist protection); (iii) exempting service providers (e.g., portals and ISPs) from liability for certain illegal activities that may be undertaken by third parties (e.g., endusers) over their network, as well as for services offered without the control of service providers, provided that such service provider does not have knowledge thereof or, if notified, reacts promptly to cure; (iv) forbidding unsolicited commercial communications (spamming); and (v) clarifying and further disclosing the terms and conditions applicable to e-commerce transactions.

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

During 2002, a new set of European Directives was approved, which are intended to restrict and ease the telecommunications regulations in the Member States of the European Union. Over the next few years, these directives will be required to be incorporated into local laws at the Member State level. Pursuant to these directives, the Spanish government approved a new Telecommunications Act in November 2003. This act supersedes the former Telecommunications Act of 1998, and begins to implement the new European regulatory framework approved through various European Directives in previous years. The new Telecommunications Act is required to be further developed by new regulatory norms to be approved during 2004-2005.

One of the aims of the new Spanish telecommunications law is to soften the licensing regime consistent with the EU Directives. This could encourage new players to enter into the Spanish telecommunications market and, more significantly for us, the market for Internet access services.

In addition, the new regulation may enable the Spanish regulatory authorities to add certain Internet access services to the category of services subject to universal service obligations. A service included within the universal service category should be available to everybody upon reasonable request and at an affordable price. These services are considered essential for everyone in current social and economic conditions, and thus the availability of such services is not left to the laws of competition alone. Regulatory obligations have therefore been created to ensure their provision. Since the EU Directives refer to “functional Internet access” as subject to universal service and does not define a specific minimum bandwidth in relation thereto, national regulatory authorities may decide to designate ADSL services as subject to such universal service regulations. If included within the universal service list, the Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones) will require a provider of ADSL services for those areas where market competition has not provided a reasonable offering to make ADSL services available to everyone upon reasonable request and at an affordable price. The cost of providing such services, if not profitable for the designated provider, will be borne by all providers of such services by means of contributions to the universal service fund.

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

E-commerce

In December 2003, the Spanish government approved a new Act on Electronic Signature, which supersedes Royal Decree 14/1999 on Electronic Signature. The new Act establishes the legal requirements for electronic signature and acknowledges the admissibility of electronic signature as evidence in legal proceedings. The Spanish government approved this new Act, which incorporates certain provisions on electronic signature established within the relevant European Directive and not reflected in the previous Spanish Royal Decree.

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

Tariffs

In general, consumers in Spain are required to pay their telecommunications operator or Internet access provider for telephone calls to connect to the Internet at the local rate based on the duration of the connection. We also charge our customers on a per minute basis, except for certain enhanced Internet access services we provide (e.g., ADSL, flat fee). Internet access fees that customers have traditionally been willing to pay for, have been influenced by the offering of the prices set by the government for the incumbent telecommunications operator. In particular, since November 2000, Telefónica de España, S.A., the Telefónica group’s fixed-line telephony operator in Spain, as incumbent operator, is required to provide Internet access services through the public switched telephone network (PSTN) and the integrated services digital network (ISDN) during off-peak times at a fixed monthly rate. In addition, Telefónica de España, S.A. is also required to provide other services such as asymmetrical digital subscriber line (ADSL), which we also provide, at regulated prices. The pricing regulations applicable to Telefónica de España, S.A. have affected the prices at which other service providers, including us, may offer these same services in the market at a competitive level. Most recently, due to the modification of the regulatory framework (i.e., the introduction of the new capacity interconnection regime), certain ADSL providers, including us, have launched new ADSL services with consumption restrictions (e.g., only available at certain times), which has allowed us to place a distinctive and attractive product in the market. The incumbent operator has not yet launched a similar product. If authorized by the Spanish government, Telefónica de España, S.A. could launch an identical or similar product at a regulated price, which, if established at the same or a lower price than ours, could prevent us from meeting our sales targets for this product in Spain.

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

The Communications Decency Act (“CDA”) is intended to protect an interactive computer service from liability for information that is originated by a third-party user of the service. In addition, the CDA is intended to protect an interactive computer service from liability if the service restricts access to, or the availability of, content that the service finds in good faith to be objectionable.

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

Brazil

In Brazil, there is currently no specific regulation of Internet activities. The Brazilian House of Representatives has considered a large number of statutory proposals since 1999, although the most significant of them have not yet been passed into law. Notwithstanding the foregoing, to date the traditional Brazilian civil law has been applied to almost all situations faced in the Brazilian Internet environment.

Under the current regulation, Norma 004“/1995” and the Brazilian Telecommunications Law of July 16, 1997, “Lei 9472/1997,” services offered by Internet providers are considered value-added services, and as such are not subject to more stringent licensing requirements applicable to providers of telecommunications services. In the near future, ANATEL, the Brazilian regulatory authority, could classify a number of services such as short messaging services (SMS), web-fax or voice over IP (VoIP) as telecommunications services, which would require us to obtain specific licenses for the provision of such services.

In addition, ANATEL has been considering adopting new regulations relating to the establishment of a non-geographic numbering plan, flat fee pricing and the possibility of purchasing Internet traffic at the wholesale level and reselling it to ISPs or to Internet users. In the event such proposals, released in a “Public Consultation,” are turned into binding regulations in the future we will need to adapt our operations to comply with such regulations.

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

Peru

As required by the Peruvian regulatory framework, we are registered with the Transport and Telecommunications Ministry (Ministerio de Transportes y Telecomunicaciones) to provide certain value-added services (currently including Internet access and e-mail), while in the future we need only apply for the extension of these registrations to other specific, regulated value-added services we may want to provide. Value-added services are defined under Peruvian laws as services which use telecommunications or broadcasting services to add some additional capability or functionality to such underlying telecommunications or broadcasting services. Value-added services that are provided through the network, such as instant messaging, virtual disk, VoIP (voice over IP), or an e-mail account sold separately from Internet access service are considered information services, and not telecommunications services. Thus, they are not subject to any specific regulation.

4.B.11    Intellectual Property and Proprietary Rights

We rely on patent, trademark and copyright law, trade secret protection and other applicable intellectual property law, as well as local domain name registration rules and confidentiality and/or license agreements with our employees, customers, content and service providers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

We pursue the registration of our trademarks on a global basis, with particular emphasis on our primary markets. We have registered the Terra brand in many of the countries where we operate under that brand name. The Terra trademark has been granted in countries including Spain, Brazil, Mexico, Argentina, Chile, Nicaragua, Uruguay, Venezuela, Peru, Colombia, Costa Rica, Ecuador, Guatemala, Honduras, Panama, Paraguay and the Dominican Republic, as well as in the United States and in the European Union as a Community Trademark Registration. We hold trademarks and registrations for these marks in many other countries as well. The granting of the trademark in some other countries in which it was applied for is still pending although the processing of these trademark applications is following its normal course and our application has not been denied in any major country in respect of the categories of services and products that we provide. We have also applied for the registration of our other trademarks and domain names in many of the countries where we operate sites. These trademarks have been granted in some countries while in others they are in process.

Policing unauthorized use of our marks is difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. We actively seek to protect our marks against similar and confusing marks of third parties by:

•	using a watch service that identifies applications to register trademarks;

•	filing oppositions to third-party applications for trademarks;

•	sending cease and desist letters to infringers; and

•	bringing lawsuits against infringers.

We are currently involved in a contractual dispute with a third party from whom we negotiated the acquisition of the domain name “terra.com.ar” in Argentina. Although we believe we will prevail under the terms we originally negotiated, the case is currently pending before the Argentine Court of First Instance (Tribunales ordinarios de lo comercial de la Cuidad de Buenos Aires). On December 28, 2000, the Court granted a preliminary injunction according to which we may continue to use the domain name “terra.com.ar” until the court issues a final judgment. At this time, we are waiting for the court to schedule the evidentiary hearing.

Trademark infringement actions may be time-consuming and expensive. To date, we believe that we have effectively protected our trademarks and service marks, and we believe that we will continue to do so in the future. For a discussion of the risks relating to the protection of our intellectual property and proprietary rights, see “Item 3—Key Information—Risk Factors.”

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

In the event that we determine that licensing this intellectual property is appropriate, we may not be able to obtain a license on reasonable terms or at all. We may also incur substantial expenses in defending against third-party infringement claims, regardless of the merit of these claims. Successful infringement claims against us may result in substantial monetary liability or may prevent us from conducting all or a part of our business.

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

Telefónica owned approximately 71.97% of our equity interest at December 31, 2003, resulting from a public tender offer it launched on May 28, 2003. Our shareholders meeting held on June 22, 2004 approved a capital reduction through the amortization of 26,526,402 shares. After this share capital reduction, Telefónica owns 75.29% our equity interest. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Since our inception, our results have been fully consolidated by Telefónica. We are integrated in Telefónica’s financial statements as their Internet business line: our activity is centered around providing Internet access and services such as portals, online advertising, electronic commerce and multimedia contents.

Telefónica has a corporate center responsible for defining the group’s global strategy and for its overall corporate policies, for managing the group’s common activities (e.g., purchasing, logistics, real estate) and for formulating support policies with an eye to creating synergies (e.g., human resources, information systems, communications, marketing, finances, legal affairs). Therefore, as part of the Telefónica group, we aim to follow all of these corporate policies.

As a member of the Telefónica group, we have extensive relationships with both the corporate headquarters (Telefónica, S.A., the holding company of the Telefónica group) and related common services entities (such as t-gestiona, Telefónica Finanzas, Fonditel, Pleyade and Antares), as well as other business lines of the Telefónica group, such as fixed telephony operators, data transmission operators, call center operators and mobile communications operators. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Telefónica Group Overview

Telefónica has approximately one hundred million customers, establishing it as one of the major telecommunications operators in the world. It is the leading global European operator in terms of stock market capitalization and is in fifth place worldwide. It is also the fifth company on the EuroStockXX50 index and the fourth worldwide operator in the mobile business.

Telefónica currently has 148,288 employees as a consolidated group, 41% of whom are in Europe and 57% in Latin America, the countries with the largest number of employees being Spain (58,189) and Brazil (42,496).

Telefónica performs its activity on the Spanish and Portuguese speaking markets, where it has become a market leader and the reference operator. It operates in 15 countries, and is present in over 40. Its main market continues to be Spain where, at the end of 2003 it had 41 million customers, although 33% of the revenue of the group is generated in Latin America where, in December 2003, it had 57.8 million customers. Approximately 62% of its customers are from the Spanish speaking market and 36% from the Portuguese speaking market.

Telefónica is a private company that has almost 1.7 million direct shareholders. Its present stock capital is divided into 4,955,891,361 ordinary shares that are traded on the continuous market of the Spanish stock exchanges and on the stock exchanges of London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, São Paulo and SEAQ International of the London Stock Exchange. Its subsidiaries Telefónica Móviles, TPI (Telefónica Publicidad e Información) and Terra Lycos are also stock market listed.

Telefónica Group Business

Telefónica is an operator that provides integrated solutions that cover a wide range of customers’ communications expectations and needs. Its offer is based on its two core businesses: fixed communications and mobile communications, around which it develops a variety of telecommunications services. For its core strategy for the future, it is focusing on broadband services, in fixed as well as mobile telephony, and on development of integrated communication solutions as means of market growth.

In this context, Latin America forms a strategic growth objective in the coming years, especially Mexico and Brazil. Thus, the forecasts for 2003-2006 are that its customer base in Latin America will grow between 80% and 83%. On the subcontinent, its main markets are in Argentina, Brazil, Chile, Peru (countries where it is the reference operator) and Mexico (where it is the second mobile operator).

Telefónica defines itself as a multi-domestic operator. While it takes advantage of all the synergies of a group with a multinational presence, at the same time it adapts its management in each country, considering the peculiarities of their markets and societies. In that context, Telefónica is currently the incumbent operator that has the largest percentage of its business outside its market of origin, and the only operator that is incumbent in the main markets where it operates.

At December 31, 2003, Telefónica had 43.9 million fixed telephone lines in service (including the customers of TV Pago de Cablemágico in Peru) and 54.7 million customers with mobile telephones. In both businesses it is the reference operator in Spain as well as in Latin America.

Telefónica Group Organization

Telefónica has an efficient, agile organizational structure, with businesses that have great autonomy in the management of their operations, and corporate divisions that define the global strategy, articulate the business, manage the common activities, and allow Telefónica to act on the market as an integrated operator.

The fixed telephony business is managed in Spain by Telefónica de España and in Latin America by Telefónica Latinoamérica. Corporate communications (Telefónica Empresas) and Internet (Terra) are linked to both businesses. The mobile telephony business is managed by Telefónica Móviles. Moreover, Telefónica has other business, such as guides and directories (Telefónica Publicidad e Información), production and diffusion of content (Telefónica de Contenidos) and contact centers (Atento).

Telefónica also has a series of subsidiaries and business support institutions such as Telefónica I+D (that promotes technological innovation aimed at guaranteeing competitiveness through keeping ahead of the markets through new products, services and applications) and Fundación Telefónica (that encourages the social and cultural action of the group to benefit the more disadvantaged sectors). It also has other subsidiaries such as Fonditel or Antares, financial companies, insurance, investment and pension funds.

Terra Lycos as a Business Line of the Telefónica Group

Our role within the Telefónica group is that of the business line focused on Internet access and services, such as portals, online publicity, e-commerce platforms and multimedia content. The convergence of new technologies and synergies of services and development has, however, created a certain overlap between the services we provide and those of other Telefónica group companies. We thus compete with some of the other business lines of the Telefónica group. See “Item 3—Key Information—Risk Factors.”

Terra Networks, S.A. is the holding company of the Terra Group. Through our portals and network of websites and joint venture partnerships, we have one of the largest global footprints of any Internet portal or network, with portals in 37 countries. We currently hold a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through our joint ventures and other interests, we also hold a leading position in Europe (Lycos Europe) on a pan-regional basis and have various licensing agreements with Lycos Japan and Lycos Korea. We are also a leading interactive services provider in Spain and Latin America, offering Internet access and local-language interactive content and services to more than 5 million pay customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2003, we were one of the leading broadband services and content providers in Spain and Brazil. See “Item 4—Information on the Company.”

Terra Networks Subsidiaries

The corporate structure of Terra Networks, S.A. is a typical holding company structure comprising four principal companies: Terra Networks Latam, S.L.; Terra Networks Asociadas, S.L.; Lycos, Inc. and Terra Networks España, S.A.U.

Terra Networks Latam, S.L. holds our capital interests in Latin American companies; Terra Networks Asociadas, S.L. holds our capital interest in vertical portals and joint ventures principally with our Spanish partners; Lycos, Inc. holds most of our capital interests in the United States, Asia and Europe, except for Terra Networks España, S.A.U., which holds our capital interest in some of our Spanish subsidiaries (e.g., Olé, S.L.).

The following chart summarizes our direct and indirect interests in our principal subsidiaries at December 31, 2003:

Company	Country of Incorporation	Terra Networks’ Ownership Interests	Terra Networks’ Voting Power
Lycos, Inc.	United States	100%	100%
Lycos Europe, N.V.	Netherlands	32.1%	32.1%
Terra Networks USA LLC	United States	100%	100%
Wired Digital, Inc.	United States	100%	100%
Tripod Pty Ltd.	United States	100%	100%
Lycos Asia Ltd.	Singapore	50%	50%
Terra Networks Latam, S.L.	Spain	100%	100%
Terra Networks Argentina, S.A.	Argentina	99.99%	99.99%
Terra Networks Chile, S.A.	Chile	99.99%	99.99%
Terra Networks México, S.A. de C.V.	Mexico	99.99%	99.99%
Terra Networks Brasil, S.A.	Brazil	99.99%	99.99%
Terra Networks Colombia, S.A.	Colombia	68%	68%
Terra Networks Perú, S.A.	Peru	99.99%	99.99%
Terra Networks Guatemala, S.A.	Guatemala	100%	100%
Terra Networks Asociadas, S.L.	Spain	100%	100%
Maptel Networks, S.A.U.	Spain	100%	100%
Ifigenia Plus, S.L.	Spain	100%	100%
Educaterra, S.L.	Spain	100%	100%
Red Universal de Marketing y Bookings Online, S.A.	Spain	50%	50%
Uno-e Bank, S.A.	Spain	33%	33%
OneTravel.com, Inc.	United States	54.15%	54.15%
Terra Networks España, S.A.U.	Spain	100%	100%
Ordenamiento de Links Especializados, S.A.	Spain	100%	100%

The following chart reflects changes (from the preceding chart) in our interests in our principal subsidiaries since December 31, 2003, as of the date of this annual report:

Company	Country of Incorporation	Terra Networks’ Ownership Interests	Terra Networks’ Voting Power
Lycos Asia Ltd.	Singapore	100%	100%

4.D.    PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located in Barcelona (Spain), Madrid (Spain) and Waltham (Massachusetts, USA). We also lease office space in many cities around the world, including:

•	São Paulo, Porto Alegre and 8 other locations throughout Brazil;

•	Mexico City, Monterrey, Guadalajara and more than 35 other locations throughout Mexico;

•	Santiago de Chile, Chile;

•	Buenos Aires, Argentina; and

•	New York, Miami, San Francisco, Mountain View and Chicago in the United States of America.

Data Centers by Country

Brazil

We operate two data centers which we lease in Porto Alegre and São Paulo. We also lease space in one master data center in São Paulo operated by the Telefónica group.

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

Spain

Our only data center is in Madrid. The building is rented, and the center is operated by Telefónica Empresas (formerly Telefónica Data).

Mexico

We lease two data centers located in Monterrey and Mexico, D.F., which are operated by Terra Networks, S.A.

Peru

We lease one data center located in Lima, which is operated by the Telefónica group.

Guatemala

We lease and operate one data center.

El Salvador

We lease and operate one data center.

United States

We centralized our operations into two data centers:

•	one data center (Santa Clara, California) leased from Cable & Wireless and operated by Lycos; and

•	one data center (Miami, Florida) leased and operated by Telefónica Empresas.

We are continually planning and reviewing our data center strategy in order to adapt to market moves and to minimize our overall operations cost. During 2003, we planned and executed a data center consolidation in the United States, moving servers and services from several data centers to a Telefónica Group operated data center in Miami with significant cost reduction.

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of our historical and planned capital expenditures.

Because of the activities in which the Terra Lycos Group engages, it has no liabilities, expenses, assets, or allowances and contingencies of an environmental nature which could be material in relation to the Group’s net worth, financial position and consolidated results. Accordingly, specific details are not included in the notes to the consolidated financial statements with respect to information relating to environmental matters.

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

We expect these losses to continue. Based on our most recent business plan, we aim to obtain positive net income in 2005. However, because our business plan is necessarily based on future expectations, including those relating to the Internet industry, which is rapidly evolving and intensely competitive, significant differences may arise between our projected and actual results. For a discussion of some of the factors that may cause our actual results to differ from our anticipated results, see “Item 3—Key Information—Risk Factors.”

Changes in the Composition of the Group

Year Ended December 31, 2003

The main changes in the Composition of the Group in 2003 were as follows (in chronological order)

Subsidiaries

•	OneTravel.com, Inc.

On April 18, 2003, the Terra Lycos Group acquired a majority of voting rights in this company, increasing its holding from 39.6% as of December 31, 2002, to 52.07%. In August 2003, the Terra Lycos Group concluded share purchase agreements by virtue of which its holding in the capital stock of OneTravel.com, Inc. was increased from 52.07% to 54.15%. The effective amount disbursed in 2003 was €3.3 million.

Associated companies

•	Uno-e Bank, S.A.

As described in Item 4.B.6, following the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A. through a capital increase at the latter company on April 23, 2003, the holding owned by Terra Networks, S.A. stood at 33%. Additionally, under the liquidity agreement signed between Terra Networks, S.A. and BBVA on January 10, 2003, once the integration took place, Terra Networks, S.A. would have the right to sell its holding in Uno-e Bank, S.A. to BBVA at a guaranteed value of €148.5 million, if certain objectives were not met. Accordingly, Uno-e Bank, S.A. is not consolidated by the equity method, and it is valued at the mentioned €148.5 million under the “Other Investments” caption in the accompanying balance sheet (see the Financial Statements).

•	Terra Mobile, S.A.

In June 2003, Terra Mobile, S.A. increased its capital by €40 million to restore its net worth equilibrium. Terra Networks, S.A. contributed €8 million in cash in this increase. Subsequently, Terra Networks, S.A. sold its holding in the company for €1 to Telefónica Móviles, S.A., making the latter the sole shareholder of Terra Mobile S.A. The sale gave rise to a gain of €10.5 million, since Terra Networks had recorded an allowance for the investment value at the negative underlying book value of Terra Mobile, S.A.

Year Ended December 31, 2002

We did not make significant acquisitions in 2002.

Year Ended December 31, 2001

During 2001, we undertook a series of acquisitions of unrelated companies. The most significant of these was the acquisition of Uno-e Bank, S.A., which we acquired in August 2001 for financial reporting purposes. Uno-e Bank, S.A. is accounted for by the equity method.

Please see “Item 4—Information on the Company—History” for a more complete description of some of these acquisitions.

Change in Accounting Estimate

In 2001, we carried out a study of the evolution of the acquired companies’ business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. As a result of the study, the balance of the “Goodwill in Consolidation” caption was written down by €35,083,000 for Spanish and U.S. GAAP purposes (see note 22.11 to our consolidated financial statements) and a portion of goodwill was allocated to the agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A.

Also, in 2001, we adapted the amortization period for goodwill to the new revenue forecasts in order to achieve a better matching of expenses and revenues in the future, in accordance with the effective rate of maturation of the Terra Lycos Group and of the industry in which we operate. As a general rule the new amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A., which will be recovered in proportion to the revenues generated by that agreement.

The goodwill arising from the acquisitions made in 2001 amounted to €145,458,000. The charge to the 2001 consolidated statement of operations in connection with the amortization of consolidation goodwill amounted to €386,332,000. Had the consolidation goodwill been amortized on a straight-line basis over five years throughout 2001, the charge in this connection to the 2001 consolidated statement of operations would have increased by €163,408,000.

On February 12, 2003, a new Framework Strategic Agreement was signed between Terra Networks, S.A. and Telefónica, S.A. replacing the above-mentioned agreement of May 16, 2000. The term of the new agreement is six years, and consequently the goodwill allocated to the May 16, 2000 Agreement that had been amortized in five years is now being amortized in six years.

As described in note 2b to our consolidated financial statements, since April 23, 2003, the holding owned by Terra Networks, S.A. in Uno-e Bank, S.A. stood at 33%. Under the liquidity agreement signed between Terra Networks, S.A. and BBVA, Terra Networks, S.A. has the right to sell its holding at a guaranteed value of €148.5 million. Accordingly, the net amount of the goodwill and the value of the holding, totaling €148.5 million have been reclassified in full to the “Other investments” caption (see note 2c to our consolidated financial statements).

Description of Revenues

We generate access revenues, advertising and e-commerce revenues, communication, portal and content services, corporate services and other revenues. See “Item 4—Information on the Company.”

The following table summarizes our total revenues for the three years ended December 31, 2003 by type of revenue in each of our principal geographic markets:

	Year ended December 31, (thousands of euro)
	2001	2002	2003
Europe
Access	82,177	99,778	100,037
Advertising & E-commerce	29,060	63,714	20,977
Communication and Portal services	3,020	29,867	53,129
Corporate Services	5,179	5,363	27,185
Other(1)	19,354	5,788	6,064

Total	138,790	204,510	207,392

Latin America
Access	118,274	120,637	116,455
Advertising & E-commerce	35,594	24,541	24,163
Communication and Portal services	1,469	4,538	38,189
Corporate Services	40,951	38,215	31,148
Other(1)	2,817	2,721	2,983

Total	199,105	190,652	212,938

United States
Access	—	—	—
Advertising & E-commerce	324,487	193,107	97,882
Communication and Portal services	29,448	32,233	27,704
Corporate Services	—	79	248
Other(1)	1,682	1,210	463

Total	355,617	226,629	126,297

(1)	Includes mainly sales of modems for ADSL access and customer connection kits.

Access Revenues

We derive revenues from our pay Internet access services from subscription fees paid by our customers for dial-up and ADSL access to our ISPs, traffic inducement and interconnection fees received from telecommunications operators in certain countries and revenues from charges for technical assistance and user support. We charge different prices for Internet access products depending on the product selected by our customer.

In addition to pay services, we offer free Internet dial-up access in Spain, Chile, Peru and Central America. Users of this service pay the telecommunications network operator applicable charges for telephone calls from which the telecommunications operator pays us traffic inducement fees.

These revenues accounted for 40% of our total revenues in 2003.

Spain

We derive revenues from subscription fees paid by our customers for dial-up and ADSL access to our ISPs.

Dial-up Access

We offer services with different variations of e-mail services, disk space and contents and offer three different packages (standard, family and professional to our SoHo customers). Users pay for these services and for the associated telephone calls based on a metered rate or a flat rate service with unlimited calls during specified periods of time. Within our paid dial-up access, flat rate plans represent the majority of our accounts.

In Spain, we offer a flat rate for unlimited telephone calls during specified periods depending on the subscribed product (e.g., 24 hours a day, evening or night periods) for which we bill the customer directly. We record as revenues the flat rate plan fees received from these flat rate customers and variable charges for traffic consumed outside of the subscribed period. Additionally, there are historical users that subscribed to a flat rate plan with Telefónica de España but connected through ISP facilities, in which case Terra receives a commission. However, this type of user is no longer promoted and the user database is being reduced significantly. Correspondingly, we record as communication costs, which are payable to Telefónica de España, an amount equal to the full amount of fees received from our flat rate with Telefónica de España’s customers (€16.50 per month per customer).

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

In order to offset in part the absence of subscriber fees in connection with free Internet access services, in October 1999 we entered into an agreement with Telefónica Data España under which Telefónica Data España paid us traffic-inducement fees for use of its network by our free and pay Internet access customers. In accordance with this agreement, traffic-inducement fees earned by us were calculated according to a graduated fee schedule based on the total number of monthly minutes consumed by our Internet access customers. See “Item 7—Major Shareholders—Related Party Transactions—Ongoing Relationships with Members of the Telefónica Group–Traffic-Inducement Fees.” In January 2001, we entered into a new agreement with Telefónica Data España, which eliminated the graduated fee schedule and established a factor of Ptas 0.38 (approximately €0.00228) per minute of induced traffic. In September 2001, we entered into a new agreement with Telefónica de España which replaced our existing agreement with Telefónica Data España, as a result of which fees are currently paid to us by Telefónica de España. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Ongoing Relationships with Members of the Telefónica Group—Traffic-Inducement Fees.” We record traffic-inducement fees as minutes of usage are incurred.

Since mid-2000, however, our traffic-inducement fees in Spain have been adversely affected by the introduction of flat rates for telephone calls, previously mentioned, to connect to the Internet because we do not receive traffic-inducement fees for such calls.

As a result, in 2003, traffic-inducement fees have become less important as a source of revenues, accounting for approximately 4% of our access revenues in Spain and approximately 3% of our total consolidated revenues. The decrease in traffic inducement fees has been offset by subscriptions from our enhanced dial-up and ADSL product portfolio.

Other Countries

We currently offer pay Internet access services in Brazil, Mexico, Peru, Chile and Guatemala and free Internet access services in Chile, Peru and Central America. In June 2001, we discontinued providing free Internet access in Brazil, where we had offered such services since February 2000, and in January 2002, we discontinued providing free access in Mexico, where we had offered such services since March 2000. In addition, we may discontinue providing this service in Chile and Peru. Access services in Brazil are becoming an increasingly important component of the revenues of the Terra Lycos Group, as the subscriber base has grown to 1,061,489 paid subscribers, of which 37% are ADSL subscribers.

ADSL and dial-up products are customized to the different regions where we operate, and are mainly a combination of the access to our ISPs with different types of support plans and value-added services. In Brazil and Mexico, due to the increasing competition to our pay ISPs by the free access providers, we recently launched new products in 2003, called Terra Light and Terra Jovem in Brazil and Terra Joven in Mexico, with limited connection plans and functionalities but with competitive prices.

In accordance with local regulation, we also receive traffic-related fees in Chile, Peru and Central America, which we account for as traffic-inducement fees. According to Chilean regulation, the telephone network operator receives 43% of the cost of the standard metered call to connect to the Internet, and we receive the remaining 57%, plus any premiums or less any discounts that we may apply to calls to our Internet access lines. Therefore under existing regulations in Chile we derive a significant amount of revenue from our free Internet access customers, even though they do not pay us subscription fees. In Peru, we have entered into an agreement with Telefónica by which we will receive a $2.75 monthly fee per free access user.

In 2003, traffic inducement agreements have been signed in Brazil with the following telecommunications companies: Telemar, Brazil Telecom and Telesp (a subsidiary of Telefónica.)

Advertising and E-commerce Revenues

We derive revenues from our portals and network of sites chiefly from advertising and e-commerce. Advertising revenues are derived principally from:

•	advertising arrangements under which we receive revenues, generally based on cost per thousand impressions;

•	sponsorship arrangements that allow advertisers to sponsor an area on one of our portals or websites in exchange for a fixed payment; and

•	fees for design, coordination and integration of advertising campaigns and sponsorships to be placed on one or more of our portals or websites.

Advertising and sponsorship rates generally depend on:

•	whether the advertisements are for general or targeted audiences, generally with a premium placed on those for targeted audiences;

•	the number of guaranteed impressions, if any; and

•	the format and intrusiveness of the advertisement.

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

Electronic commerce revenues are derived principally from “slotting fees” paid for selective positioning and promotion within our suite of products, royalties from the sale of goods and services from our websites and sales of goods and services sold directly by us. Electronic commerce revenues are generally recognized upon delivery provided that no significant obligations remain on our part, and collection of the receivable is probable. In cases where there are significant remaining obligations, we defer such revenue until those obligations are satisfied. As the e-commerce marketplace develops, we expect e-commerce revenues to comprise an increasingly greater portion of the revenue base of our portals and network of sites primarily because of our:

•	plans to develop this part of our business actively, for example by continuing to enter into strategic alliances with product and service providers; and

•	expectation that consumers will spend increasing amounts of money on e-commerce transactions.

Advertising and e-commerce revenues represented 26% of our total consolidated revenues for 2003 and 45% for 2002. This decrease is principally the result of the general slowdown in the advertising market, particularly in the United States, and the Bertelsmann agreement termination. Revenues relating to our former agreement with Bertelsmann accounted for 57% of our advertising revenues for 2002.

Additionally, after its full consolidation since April 2003, OneTravel.com, Inc. has become another important source of advertising and e-commerce revenues, accounting for approximately 22% of the total at the end of 2003.

Communication, Portal and Content Services

These services include the subscriptions to value-added and communications services and the sale of associated software package licenses. They also include the subscriptions to portal services and content and from the sale of associated software package licenses. These services are provided directly to the end customer or through corporations which distribute them to the end customers.

We are focusing on the provision of broadband services and content in Spain and Latin America, where the Telefónica group is engaging in the wide scale deployment of asymmetric digital subscriber line (ADSL) technology. Broadband technologies, such as ADSL, offer high-speed connections to the Internet and allow users expanded multimedia content, including streaming music and other audio, full-motion video and interactive games. In addition, we are in the process of expanding our current services to enhanced communication services (such as secured e-mail, unified messaging and premium web publishing services) also offered as stand-alone services to our customer base for an extra fee, and in some markets, they are sold to corporations to complete their own access product portfolio (mainly to the Telefónica Group).

As part of our strategy to transition our customers from the use of free services to value-added services and to attract new paying customers, we have introduced and are continuing to develop new high-quality products and services, including premium services that take advantage of high-speed connections to the Internet.

Its significant growth is explained mainly by the success of the OBP strategy and its relevance under the agreement with Telefónica. Communication, portal and content services derived from the Strategic Agreement with Telefónica represent 53% of revenues, or €63 million. Due to the concentration of Telefónica’s clients in Brazil and Spain, those two countries are the largets revenue contributors.

These services accounted for 22% and 12% revenues in 2003 and 2002, respectively.

Corporate Services Revenues

We derive corporate services revenues from services such as connection services, development of applications, web development advisory services, b2b e-commerce and corporate financial information services in the case of Mexico. In 2003, 30% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica.

In Mexico, Infosel Financiero, launched in 1990, provides real-time stock prices, stock indexes, financial news and trend analysis to market professionals in Mexico and New York, competing with services such as Reuters and Bloomberg. This service accounted for 20.6% and 17.6% of Terra Mexico’s revenues in 2003 and 2002, respectively. These revenues accounted for 11% of our total revenues in 2003.

Other Revenues

We derive other revenues principally from sales of modems and connection kits. These services accounted for approximately 2% of our total revenues in 2003.

Description of Operating Expenses

Goods Purchased

Expenses relating to goods purchased include telecommunications expenses, expenses recorded for the purchase of customer connection kits and modems, technical help desk expenses and expenses relating to the purchase of content.

Personnel Expenses

Personnel expenses include all expenses associated with salaries and other employee benefits, regardless of the job classification of the employee.

We have established an employee stock option plan. Under both Spanish GAAP and U.S. GAAP, no deferred compensation is booked if the exercise price of the options is equivalent to the market value of our shares on the date of grant. Please see “Item 6—Directors, Senior Management and Employees—Share Ownership—Employee Stock Options.”

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

Amortization of Goodwill

The company performs ongoing business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2003 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, in accordance with generally accepted accounting principles.

We generated substantial amounts of goodwill from our acquisitions, most importantly our acquisition of Lycos, Inc. In 2003, we conducted a study of the evolution of the business plans of our acquired companies, as a result of which we wrote down goodwill related to our prior acquisitions by €6.5 million. At December 31, 2003, we had goodwill of €422 million, equal to 14% of our total assets at that date, €214 million of which is allocated to the strategic alliance with Telefónica, S.A.

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

RECENT DEVELOPMENTS

Potential Sale of Lycos Business

On April 29, 2004, we announced that we are performing review and analysis on some of our operating units. As part of this global process, different alternatives are being analyzed for the sale of our Lycos business. As no definitive decision has been adopted at this time, we cannot be certain of any potential impact (tax, accounting, financial, etc.), positive or negative, that such a sale would have on our business, financial condition and results of operations. Should such a sale take place, a relevant tax loss would be expected from the difference in our tax basis in the purchase price of Lycos and any final sale price.

Results of Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003 (unaudited)

Revenues

Beginning January 1, 2004, we are reporting a new breakdown of revenue and expenses that we believe more accurately reflects the evolution of our business. In the first quarter of 2004, 42.4% of our revenues resulted from our access business, 21.7% from communication, portal and content services, 25.5% from advertising and e-commerce and 10.4% from corporate and SME services and other income.

Total Revenues.    Our total revenues increased 17% to €134.2 million for the three months ended March 31, 2004 from €114.8 million for the three months ended March 31, 2003, primarily due to the increase of the revenues from the strategic alliance with Telefónica, in spite of the depreciation of certain currencies against the euro from which we obtain revenues outside Spain. The increase in total revenues excluding €8.8 million from OneTravel.com, Inc., included in the scope of consolidation in April 2003, would have been 9%.

Access Revenues.    Access revenues, which include subscriptions, traffic-inducement fees and call center revenues from residential clients, increased 13% to €57 million for the three months ended March 31, 2004 from €50.6 million for the three months ended March 31, 2003, due to a sustained increase in the number of broadband subscribers, especially in Brazil, Spain and Chile.

Advertising and E-commerce Revenues.    Our advertising and e-commerce revenues, which mainly include advertising and transaction commissions, increased 69% to €34.2 million for the three months ended March 31, 2004 from €20.3 million for the same period in 2003. This increase was due to the addition of OneTravel.com, Inc. to the scope of consolidation in April 2003 and to the improved performance of the local advertising business in Brazil, Spain and the U.S.

Communication, Portal and Content Services Revenues.    Communication, portal and content services revenues, which include value-added service fees and software package license fees, decreased by 7% to €29.1 million for the three months ended March 31, 2004 from €31.5 million for the comparable period in 2003, due to the one-off impact of €10 million related to the sale of software packages in Brazil pursuant to our Strategic Alliance Framework Agreement with Telefónica in 2003. Organic growth (excluding the one-off revenues) was 35%, driven by steady growth in OBP/CSP customers.

Corporate and SMEs Services and Other Revenues.    Corporate and SMEs services and other revenues, which primarily include both access- and media-related services to corporations and SMEs, increased 11% to €14 million for the three months ended March 31, 2004 from €12.5 million for the comparable period in 2003. 51% of revenues in the first quarter this year came from corporate access services, web hosting, web design and financial/e-commerce services that Terra Lycos provides directly to companies in Brazil and Mexico.

Operating Expenses

Total Operating Expenses.    Our total operating expenses increased 1% to €155.4 million for the three months ended March 31, 2004 from €153.8 for the comparable period in 2003 for the reasons discussed below.

Goods Purchased.    Goods purchased, which include telecommunications expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-servicing costs, purchase of content and operating outsourcing, amounted to €63.9 million for the three months ended March 31, 2004, an increase of 12% compared to the same period in 2003. The change goods purchased excluding €7.3 million from OneTravel.com, Inc., included in the scope of consolidation in April 2003, would have been a descrease of 1%.

Personnel Expenses.    Personnel expenses decreased 14% to €27.2 million for the three months ended March 31, 2004 from €31.8 million for the same period in 2003, principally due to workforce reductions in the U.S. As a percentage of total revenues, personnel expenses decreased to 20% for the first quarter of 2004 from 28% of total revenues for the same period in 2003.

Professional Services.    Professional services expenses, which include, among others, consulting, legal advisors’ and auditors’ fees, were €5 million for the three months ended March 31, 2004, in line with the €5.1 million for the comparable period in 2003. As a percentage of total revenues, professional services expenses remained constant at 4% for the first quarter of 2004 and the same period in 2003.

Depreciation and Amortization.    Depreciation and amortization expenses increased 12% to €21.8 million for the three months ended March 31, 2004 from €19.5 million for the comparable period in 2003, principally due to the write-off of intangible assets recorded in OneTravel.com, Inc. in February 2004.

Marketing and Commissions.    Marketing and commissions expenses decreased 3% to €15.2 million for the three months ended March 31, 2004 from €15.6 million for the same period in 2003, principally due to marketing campaigns mainly in Spain and the United States. As a percentage of total revenues, marketing and commissions expenses decreased to 11% of total revenues for the first quarter of 2004 from 14% of total revenues for the same period in 2003.

Maintenance, Supplies and Lease Expenses.    Maintenance, supplies and lease expenses, which include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses, decreased 37% to €7.7 million for the three months ended March 31, 2004 from €12.2 million for the comparable period in 2003. As a percentage of total revenues, maintenance, supplies and lease expenses decreased to 6% of total revenues for the first quarter of 2004 from 11% in the same period in 2003.

Other Operating Expenses.    Other operating expenses, which include, among others, bad debt, taxes (other than income tax), insurance and travel expenses, increased 23% to €14.5 million for the three months ended March 31, 2004 from €11.8 million for the same period in 2003, principally due to an increase in the cost of insurance caused by the general worldwide instability. As a percentage of total revenues, other operating expenses increased to 11% for the first quarter of 2004 from 10% for the same period in 2003.

Financial Income (Expense), Net.    Net financial income decreased 2% to €12.0 million for the first three months ended March 31, 2004 from €12.3 million for the comparable period in 2003, principally due to the negative effect of the decrease in interest rates and the negative effect of exchange rate differences which have been offset by the positive effect of the revaluation of the marketable securities held by Lycos, Inc.

Amortization of Goodwill.    Amortization of goodwill decreased 2% to €19.7 million for the first three months ended March 31, 2004 from €20.1 million for the same period in 2003, principally due to the effect of exchange rate differences and the write-off of the goodwill of Ifigenia in December 2003.

Equity Share of Affiliate Losses, Net.    Net equity share of losses of our affiliates decreased 42% to €4.7 million for the three months ended March 31, 2004 from €11.2 million for the same period in 2003, principally due to the improvement in the results of Lycos Europe, Rumbo, Azeler and Atrea, as well as the fact that from June 2003, figures do not include losses from Uno-e Bank, as this company is recorded at the guaranteed put value of €148.5 million.

Extraordinary Income (Expense), Net.    Net extraordinary expense was €19.6 million for the three months ended March 31, 2004, compared to net extraordinary income of €2.5 million for the same period in 2003, representing a negative change of 884%. This change was principally due to the recording of restructuring charges in the United States.

Corporate Income Tax Credit.    Our corporate income tax credit was €10.6 million for the first three months ended March 31, 2004, compared to €(0.2) million for the same period in 2003, representing a 5400% increase principally due to the fact that from January 2004, with the approval of the stockholders’ meeting held on June 22, 2004, the Terra Lycos Group has been included in the Telefónica Consolidated Tax Group. As a result, the Group is registering a tax asset that had not been recorded in 2003.

Minority Interest.    Minority interest decreased 6900% to €2.1 million for the first three months ended March 31, 2004 from €0.03 million for the comparable period in 2003, due to the recording of an intangible asset write-off in OneTravel.com, Inc.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

Our revenues for 2003 and 2002 were principally derived from our Internet access businesses in Spain, Brazil and Mexico and advertising on our portals and network of sites. In 2003, we derived 39% of our revenues in Latin America, compared with 31% in 2002. The revenues from 2003 dervied from the Strategic Agreement with Telefónica accounted for €101 million, which represents 19% of total revenues.

Total Revenues.    Our total revenues decreased 12% to €546.6 million for 2003 from €621.8 million for 2002, primarily because of the global economic slowdown in advertising and the depreciation of certain currencies against the euro from which Terra Networks, S.A. obtains its revenues outside Spain, and for the reasons discussed below. At 2002 exchange rates for local currencies against the euro, total revenues would have been €622 million for 2003.

Access revenues.    Our access and services revenues decreased 2% to €216.4 million for 2003 from €220.4 million for 2002. Revenues in 2003, using the the exchange rate in 2002, would have increased by €25 million.

Access and services revenues represented approximately 40% and 35% of our total revenues for 2003 and 2002, respectively.

Spain and Brazil represent 82% of Terra’s access revenues. In Spain, the number of ADSL subscribers grew to approximately 166,000 in 2003 from approximately 125,000 in 2002, and in Brazil the number of ADSL subscribers grew to approximately 393,000 in 2003 from approximately 227,000 in 2003.

The table below provides comparative information regarding our paid access subscriber base for the periods indicated.

	Number of Pay Access Subscribers(1) at December 31,
	2002		2003
Business
Spanish ISP	312,000		346,000
Brazilian ISP	878,000		1,061,000
Mexican ISP	73,000	(1)	89,000
Chilean ISP	84,000		125,000
Peruvian ISP	41,000		32,000
Guatemalan ISP	11,000		19,000

Total	1,399,000		1,672,000

(1)	Excludes clients which use our access services with pre-paid cards.

Advertising and E-commerce Revenues.    Advertising and e-commerce revenues decreased 49% to €143.0 million for 2003 from €281.4 million for 2002, principally as a result of the difficulties in the advertising market and the general slowdown in the growth of the online advertising in the countries where we operate and the Bertelsmann agreement termination in 2002. Advertising and e-commerce revenues represented approximately 26% and 45% of our total revenues for 2003 and 2002, respectively. Advertising and e-commerce revenues from Latin America accounted for 17% of our total advertising and e-commerce revenues in 2003 compared to 8.7% in 2002.

Communication, Portal and Content Services.    Communication, portal and content services revenues increased 79% to €119 million in 2003 from €66.6 million in 2002, principally as the result of the success of the OBP strategy and its relevance under the agreement with Telefónica. The revenues related to the Strategic Alliance Agreement entered into with Telefónica, S.A. represented 53% of these services in 2003.

These services accounted for 22% and 12% revenues in 2003 and 2002, respectively. Due to the concentration of Telefónica’s clients in Brazil and Spain, those two countries are the largest revenue contributors.

Corporate Services Revenues.    Corporate services revenues increased 34% to €58.6 million in 2003 from €43.7 million in 2002, principally as a result of the increase in revenues generated in Spain from consulting and e-learning services related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A. Mexico, Brazil and Spain represented 23%, 28% and 21%, respectively, of our total corporate services revenues in 2003. The revenues related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A. represented 29% in 2003.

Other Revenues.    Other revenues decreased 2% to €9.5 million for 2003 from €9.7 million for 2002. Other revenues from Spain accounted for 64% of our total other revenues.

Operating Expenses

Total Operating Expenses.    Our total operating expenses for 2003 decreased 27% to €664.9 million from €906.2 million for 2002 for the reasons discussed below.

Goods Purchased.    Goods purchased, which mainly include telecommunications expenses, technical help desk expenses and expenses relating to the purchase of content, decreased by 9% to €265.8 million for 2003 from €293.6 million for 2002. The benefits due to the renegotiation and signing of new contracts under the Strategic Alliance with Telefónica were directly reflected in this cost line and offset the €27 million from the inclusion of OneTravel.com, Inc. in the scope of consolidation in April 2003. As a percentage of total operating revenues, goods purchased increased to 49% for 2003 from 47% for 2002.

Personnel Expenses.    Personnel expenses decreased 28% to €119.7 million for 2003 from €165.4 million for 2002. This decrease was principally due to workforce reductions in 2002, mainly in Lycos and Mexico. Personnel expenses from Lycos accounted for 35% of our total personnel expenses for 2003 and 43% for 2002. As a percentage of net revenues from operations, personnel expenses decreased to 22% for 2003 from 27% for 2002.

Depreciation and Amortization.    Depreciation and amortization expense decreased 45% to €78.7 million for 2003 from €142.7 million for 2002.

Other Operating Expenses.    Other operating expenses decreased 34% to €200.6 million for 2003 from €304.4 million for 2002. This was principally due to tight expense controls, a 26% decrease in professional services costs (including consulting fees, auditors’ fees and advisory fees) to €23.2 million in 2003 from €31.3 million in 2002, mainly as a result of significant cost control policies implemented in each of the countries where we operate and a 45% decrease in marketing expenses to €79.1 million in 2003 from €142.9 million in 2002. The decrease in marketing expenses was due in part to the consolidation of Terra’s brand name in the markets in which we operate. Marketing expenses relating to our Brazilian, Spanish and U.S. businesses represented 21%, 33% and 28%, respectively, of our total marketing expenses in 2003. As a percentage of net revenues from operations, other operating expenses decreased to 37% for 2003 from 49% for 2002.

Financial Income (Expense), Net.    Net financial income was €57.7 million for 2003 compared with net financial income of €63.5 million for 2002, representing a decrease of 9%. The decline in financial income was due principally to sharp reductions in interest rates and this decline was partially offset by the revaluation of the marketable securities held by Lycos, Inc.

Amortization of Goodwill.    Amortization of goodwill decreased 67% to €82.3 million for 2003 from €252.6 million for 2002, principally as a result of the consolidation of goodwill written off in 2002 in accordance with the accounting principle of prudence in valuation. The amortization of the goodwill generated in the acquisition of Lycos amounted to €13 million for 2003.

Equity Share of Affiliate Losses, Net.    Net equity share of losses of our affiliates was €34.7 million for 2003 compared with €148.9 million for 2002, primarily as a result of the minor losses of Lycos Europe, Terra mobile (sold in 2003) and Uno-e Bank (valued at put price).

Extraordinary Income (Expense), Net.    Net extraordinary income was €4.5 million for 2003 compared to net extraordinary expense of €1,046.3 million for 2002. This extraordinary income resulted principally from €10 million from the profit in the sale of Terra Mobile, €11 million gain from the sale of the treasury stock in the tender offer, €6 million goodwill impairment, €3 million tender offer expenses and €2 million from early termination of contracts. Under Spanish GAAP, certain income and expenses, such as those arising from the disposition of fixed assets, can be classified as extraordinary items. Under U.S. GAAP, these amounts would be classified as components of operating income (loss).

Corporate Income Tax Credit.    In 2003, based on the annual study performed, it was concluded that the recoverability of the tax assets recognized was reasonably assured. As a result of a 2002 year-end analysis of recoverability of tax assets, Terra Networks España S.A. and Terra Networks Mexico, S.A de C.V. eliminated from their balance sheets the deferred tax assets. Additionally, Terra Networks, S.A. adjusted its tax assets by €318.9 million. The net effect of these entries and certain other adjustments is that we recorded in our consolidated statement of operations a corporate income tax gain of €0.3 million. The corporate income tax legislation in effect in the countries in which we are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward to offset taxable income in subsequent years. Specifically, the last years for offset of the main tax losses incurred by us are as follows:

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

Minority Interest.    Minority interest decreased to €0.5 million for 2003 from €2.4 million for 2002 principally due to the dissolution and liquidation of Bumeran Participaciones, S.L. The €0.5 million refers to the minority interest of OneTravel.com, Inc., a subsidiary company since April 2003.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

Our revenues for 2002 and 2001 were principally derived from our Internet access businesses in Spain, Brazil and Mexico and advertising on our portals and network of sites. In 2002, we derived 31% of our revenues in Latin America, compared with 29% in 2001.

Total Revenues.    Our total revenues decreased 10% to €621.8 million for 2002 from €693.5 million for 2001, primarily because of the global economic slowdown in advertising and the depreciation of certain currencies against the euro from which Terra Networks, S.A. obtains its revenues outside Spain, and for the reasons discussed below.

Access Revenues.    Our access and services revenues increased 10% to €220.4 million for 2002 from €200.4 million for 2001 primarily due to:

•	a 15% increase in the average number of paid access subscribers and the growth in the base of communications services clients; and

•	a 140% increase in the average number of ADSL subscribers who have a tendency to consume higher-priced premium services.

Access revenues represented approximately 35% and 29% of our total revenues for 2002 and 2001, respectively.

Access revenues experienced strong growth in Spain and Brazil. Access revenues in Spain grew 21% principally due to a 79% increase in the average number of ADSL subscribers to approximately 121,000 in 2002 from approximately 68,000 in 2001. Access revenues in Brazil increased primarily due to a 12% increase in the average number of dial-up subscribers to approximately 645,000 in 2002 from approximately 578,000 in 2001, a significant increase in the average number of ADSL subscribers to 172,000 for 2002 from approximately 58,000 in 2001 and selective price increases for certain services.

The table below provides comparative information regarding our paid access subscriber base for the periods indicated.

	Number of Pay Access Subscribers(1) at December 31,
	2001	2002
Business
Spanish ISP	331,000	312,000
Brazilian ISP	761,000	878,000
Mexican ISP	85,000	73,000	(1)
Chilean ISP	63,000	84,000
Peruvian ISP	55,000	41,000
Guatemalan ISP	8,000	11,000

Total	1,303,000	1,399,000

(1)	Excludes clients which use our access services with pre-paid cards.

Advertising and e-commerce revenues.    Advertising and e-commerce revenues decreased 27.7% to €281.4 million for 2002 from €389.1 million for 2001, principally as a result of the difficulties in the advertising market and the general slowdown in the growth of the online advertising in the countries we operate. Advertising and e-commerce revenues represented approximately 45% and 56% of our total revenues for 2002 and 2001, respectively. Advertising and e-commerce revenues from Latin America accounted for 8.7% of our total advertising and e-commerce revenues in 2002 compared to 9.2% in 2001. Brazil, Spain and Mexico generated 93% of our total e-commerce revenues for 2002.

Communication, Portal and Content Services.    Communication, portal and content services increased 96% to €66.7 million for 2002 from €33.9 for 2001, due to the launch of new products and services. Communication, portal and content services from the United States accounted for 48.4% and 86.8% in 2002 and 2001, respectively, of our total communication, portal and content services.

Corporate Services Revenues.    Corporate services revenues decreased 5.4% to €43.7 million in 2002 from €46.1 million in 2001, principally as a result of the decline of revenues generated in Mexico from EDI and Infosel Financiero. Despite this decrease, corporate services revenues from Mexico represented 42% of our total corporate services revenues in 2002. This decline has been offset by the growth of the corporate services revenues from Brazil, which had a significant increase. Revenues increased 15% more than in 2001 due to the growth in access-related corporate services such as dedicated lines and Internet consulting. Corporate revenues from Brazil also represented 42% of our total corporate services revenues in 2002.

Other Revenues.    Other revenues decreased 59.3% to €9.7 million for 2002 from €23.9 million for 2001. Other revenues from Spain and the United States accounted for 60% and 12% of our total other revenues, respectively.

Operating Expenses

Total Operating Expenses.    Our total operating expenses for 2002 decreased 18.4% to €906.20 million from €1,111 million for 2001 for the reasons discussed below.

Goods Purchased.    Goods purchased, which mainly include telecommunications expenses, technical help desk expenses and expenses relating to the purchase of content, decreased by 20% to €293.6 million for 2002 from €352.0 million for 2001. This decrease was principally due to the decrease of the communications cost in the U.S. to €27.7 million for 2002 from €40.6 million in 2001, and in Mexico to €16.0 million in 2002 from €21.3 million in 2001 due to efficiencies realized through contract renegotiation and infrastructure capacity management. The cost of content purchases has also been controlled, mainly in Spain, the United States, Brazil and Mexico. See “—Access Revenues” above. As a percentage of total operating revenues, goods purchased decreased to 47% for 2002 from 50.8% for 2001.

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

Other Operating Expenses.    Other operating expenses decreased 23% to €304.4 million for 2002 from €396.5 million for 2001. This was principally due to tight expense controls, a 42% decrease in professional services costs (including consulting fees, auditors’ fees and advisory fees) to €31.3 million in 2002 from €53.9 million in 2001, mainly as a result of significant cost control policies implemented in each of the countries where we operate and a 21% decrease in marketing expenses to €142.9 million in 2002 from €186 million in 2001. The decrease in marketing expenses was due in part to the consolidation of Terra’s brand name in the markets in which we operate. Marketing expenses relating to our Brazilian, Spanish and U.S. businesses represented 16%, 20% and 50%, respectively, of our total marketing expenses in 2002. As a percentage of net revenues from operations, other operating expenses decreased to 49% for 2002 from 57.2% for 2001.

Financial Income (Expense), Net.    Net financial income was €63.5 million for 2002 compared with net financial income of €126.3 million for 2001, representing a decrease of 49.7%. The decline in financial income was due principally to sharp reductions in interest rates related to aggressive rate reductions by the U.S. Federal Reserve Bank, which reduced rates in 2002 to historically low rates.

Amortization of Goodwill.    Amortization of goodwill decreased 34.2% to €252.6 million for 2002 from €383.5 million for 2001 principally as a result of the change in the goodwill amortization period from five to ten years as from July 1, 2002, in order to better match future revenues and expenses based on our actual rate of development and that of the industry in which we operate. The amortization of the goodwill generated in the acquisition of Lycos amounted to €119.5 million for 2002.

Equity Share of Affiliate Losses, Net.    Net equity share of losses of our affiliates was €148.9 million for 2002 compared with €181.7 million for 2001 primarily as a result of the inclusion in 2001 of a full year of losses of the minority holdings which Lycos, Inc. owns in Fast Search and Transfer ASA and Autobytel, Inc., which in 2002 were recorded at their market value rather than being accounted for under the equity method.

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

Corporate Income Tax Credit.    As a result of a 2002 year-end analysis of recoverability of tax assets, Terra Networks España S.A. and Terra Networks Mexico, S.A de C.V. eliminated from their balance sheets the deferred tax assets. Additionally, Terra Networks, S.A. adjusted its tax assets by €318.9 million. The net effect of these entries and certain other adjustments is that we recorded in our consolidated statement of operations a corporate income tax loss of €342.6 million. The corporate income tax legislation in effect in the countries in which we are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward to offset taxable income in subsequent years. Specifically, the last years for offset of the main tax losses incurred by us are as follows:

•	In Spain, in accordance with changes in the tax law introduced in 2001, tax losses may now be carried forward to offset against taxable income during a period of 15 years, which period commences in the first year in which such company begins to generate income.

•	In Mexico, tax losses may be carried forward to offset against taxable income during a period of ten years from the year in which they were incurred.

•	In Brazil and Chile, there is no deadline for the offset of tax losses, although in Brazil the amount that the losses offset may not exceed 30% of total taxable income.

•	In Peru and Argentina, tax losses may be carried forward to offset taxable income during a period of four and five years, respectively, from the year in which they were incurred.

•	In the United States, net operating losses (NOLs) may be carried forward for offset in a period of twenty years from the year in which they were incurred, with an additional carryback of two years.

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

The Terra Group conducts most of its operations in the local currencies of the countries where the companies are located, which reduces the impact of exchange rates on the financial statements of such companies. Our consolidated statement of operations is affected by fluctuations in exchange rates between the euro and such currencies or between the dollar and such other currencies in cases where there is no direct rate of exchange between the euro and such other currencies. In 2003, fluctuations in the exchange rates had a €1.2 million positive impact on our consolidated statement of operations, principally due to the depreciation of the dollar and the Latin American currencies against the euro.

In addition, the Terra Group’s consolidated financial statements could be affected by exchange rate fluctuations in the process of accounting consolidation, because pursuant to applicable accounting rules, the financial statements of the different foreign subsidiaries are converted at different currency exchange rates during the consolidation process (an average exchange rate for the changes in consolidated statement of operations, the exchange rate at the closing of the fiscal year for most assets and liabilities and an historical average exchange rate for the changes in stockholder’s equity). This accounting impact is disclosed in the “Variations due to Translation Differences” caption of the statement of changes in financial position of our consolidated financial statements. At December 31, 2003, this caption amounted to €399.9 million.

Transactions which have the purpose and effect of eliminating or significantly reducing exchange, interest rate or market risk in asset/liability positions or in other transactions are deemed to be hedging transactions. The gains or losses arising over the term of these derivatives are allocated to income using the same method as that used for the recognition of gains or losses arising from the underlying instrument and the main transaction. At December 31, 2003, we held no derivative instruments.

Significant accounting policies

Under U.S. GAAP, specific guidance relating to the Internet industry is available regarding revenue recognition (SAB 101), advertising barter transactions (EITF 99-17) and web site development costs (EITF 00-02), among others. The significant accounting polices specifically related to the Internet industry, among others, and a comparison between U.S. and Spanish GAAP are as follows:

Revenue Recognition

Under U.S. GAAP, the SAB 101 and a supplemental Q&A also published by the staff of the U.S. Securities and Exchange Commission offer guidance for a number of transactions based on four requirements, which are: (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured.

Under Spanish GAAP, revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

Revenues from providing access services consist of the portion of the interconnection fees due to the Company. The revenues from providing Internet access are recorded, under both Spanish and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carries the risk of loss for the collection. Only a commission is recorded as revenue from providing Internet access when the criteria as described above are not met. The revenues are recognized when the services are performed.

The revenues from the sale of advertising are obtained through short-term contracts and payments, which business partners make for long-term prominent placing and advertising space on the Company’s websites. Under these contracts, the Company guarantees for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues from advertising contracts are recognized, under both Spanish and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of “impressions” or times that an advertisement appears in pages viewed by users of the Company’s online properties.

The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the Company’s suite of products as well as from royalties from the sale of goods and services from the Company’s websites. Revenues from slotting fees are recognized, both under Spanish and U.S. GAAP, as the service to the vendor is rendered. Therefore, revenue is recognized at the moment the impressions are displayed in our portals, regardless of whether an online purchase is made by the end-customer, and as long as there are no remaining obligations with the vendor and collection is reasonably assured. In the case of royalties from the sale of goods and services through the Company’s websites, e-commerce revenues are recognized as the product is delivered to the end-customer, and only if there are no remaining obligations with the customer and collection is reasonably assured. This accounting method is consistent with the revenue and cost recognition criteria followed by the product vendor, as described in EITF 01-9. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recognized net when it acts as an agent in the transaction. Electronic commerce revenues include the revenues from the transactions of OneTravel.com, Inc.

Under Spanish GAAP, in the transactions of OneTravel.com, Inc. in which the Company bills the end customer for the total amount of the fare including taxes, the Company assumes the risk of credit or default on the part of the end customer and has a minimum purchase commitment with its main supplier or is authorized to establish the definitive price to be paid by the end customer, the “Net Sales and Services” caption includes the full amount billed as described in Note 4 (n). Under U.S. GAAP, the caption “Net Sales and Services” includes only the amount of the net commission that the Company charges for every service to its customers. This difference between U.S. GAAP and Spanish GAAP has no effect in the statement of operations.

The revenues from communication, portal and content services include subscriptions to value-added and communication services and the sale of associated software package licenses. They also include subscriptions to portal services and content and sales of associated software package licenses. These services are provided directly to the end customer or through corporations which distribute them to end customers. The revenues from providing value-added, content and communication services are recorded, under both Spanish and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carry the risk of loss for collection. They are recorded at the time the service is rendered if there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable.

Under Spanish GAAP, the revenues from software package licensing are recognized at the time the service is rendered, if there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable. Under U.S. GAAP, and in accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software support fees are deferred and credited to income on a straight-line basis over the life of the related service contract, which is generally one month. SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. In compliance with SOP 97-2, when vendor-specific objective evidence does not exist to support the fair value of each element in a multiple-element arrangement, all the revenue from the arrangement is deferred and recognized ratably over the life of the related contract for U.S. GAAP purposes (see Note 22.18).

The corporate services and other revenues include services rendered to companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues are registered at the moment the service is rendered to the customer.

Web Site Development Costs

The Emerging Issues Task Force (“EITF”) addressed the issue of accounting for the costs of developing a web site in Issue No. 00-2, “Accounting for Web Site Development Costs,” and concluded that software that is developed by the company or purchased from vendors represent internal use software covered by SOP 98-1. However, in determining the appropriate accounting for costs incurred for software to be used in the company’s web site, consideration should be given to the following: (1) the guidance provided in SOP 93-7, “Reporting on Advertising Costs,” if the web site is to be wholly or partially used for advertising; (2) whether the costs incurred are graphics and software costs or represent content development costs; and (3) the appropriate amortization period.

Graphic costs, the costs of graphics that are a component of software and the costs of developing initial graphics, should be accounted for pursuant to SOP 98-1 for internal use software, and pursuant to Statement 86 for software marketed externally. Modifications to graphics after a web site is launched should be evaluated to determine whether the modifications represent maintenance or enhancements of the web site.

All costs relating to software used to operate a web site should be accounted for under SOP 98-1 unless a plan exists or is being developed to market the software externally, in which case the costs relating to the software should be accounted for pursuant to Statement 86.

Content development costs related to preparing, updating and organizing the information presented in the web site have been accounted for pursuant to APB Opinion 17, “Intangible Assets,” up to December 31, 2001 and SFAS No. 142, beginning January 1, 2002. The costs of internally developed intangible assets which are not specifically identifiable should be expensed as incurred, while amounts paid to third parties should be recognized as an asset.

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

During the years ended December 31, 2003, 2002 and 2001, most of our costs were charged to earnings relating to web site development. Those costs related mainly to the purchase of content or monthly rental fees paid to our suppliers and, accordingly, these costs have been not capitalized.

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

The fair value of the Group’s barter transactions, which are very limited, has not been determined in accordance with the provisions of EITF 99-17 and therefore, the Group has not recorded any revenues or costs related to these transactions. Additionally, the volume of barter transactions including advertising was not significant for the three years ended December 31, 2003, both for displaying and for surrendering advertising.

Accounting for Derivatives

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in host contracts and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

If the derivative is designated as a hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings, depending on the nature of the hedge. Any portion of a change in a derivative’s fair value that is considered to be ineffective will have to be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings. Since the Company does not have any derivative instruments, hedging, accounting assignation or any other embedded derivatives, it was not necessary to book an adjustment for U.S. GAAP purposes.

Use of Estimates

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

Impairment and Disposal of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of SFAS No. 121, “Accounting for the Impairment and Disposal of Long-Lived Assets.” We evaluate the impairment of our long-lived assets based on the projection of discounted cash flows. Estimates of future cash flows used to test the recoverability of specific long-lived assets are based on expected cash flows from the use and eventual disposition of the assets. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our financial condition and results of operations.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The adoption of SFAS No. 144 did not have a material impact on the Company’s results of operations or financial position under U.S. GAAP.

U.S. GAAP Reconciliation

The principal differences between U.S. GAAP and Spanish GAAP relevant to us are the amortization and impairment of goodwill, the recognition of deferred taxes, the effect of translating goodwill at the current exchange rate, the accounting treatment applied to certain business combinations and the application of FASB 115 to certain equity investments. See note 22 to our consolidated financial statements. These differences are as follows:

•	Under Spanish GAAP, goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a period of up to ten years beginning from the date of each acquisition. In addition, up to December 31, 2001, goodwill was being reviewed for impairment in accordance with APB 17, “Intangible Assets,” whenever facts and circumstances, such as significant declines in sales, earnings or cash flows, suggested that it might be impaired. Impairment was measured by comparing the carrying value of goodwill to fair value, with fair value being determined based on discounted cash flows. In 2001, we carried out a study of the evolution of the acquired companies’ business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. Undiscounted cash flows were prepared and compared to the goodwill carrying amount and in the cases where a recoverability problem existed, cash flows were discounted to arrive at the impairment charge.

•

Under U.S. GAAP, in accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing under a fair value approach. SFAS No. 142 requires the testing of all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value, which is determined using discounted cash flows methodology. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result of this second impairment test of goodwill as of December 31, 2002, the company recorded a noncash impairment charge of €856.7 million, which is reported for Spanish GAAP purposes in the statement of operations as “extraordinary expenses.” Under U.S. GAAP, according to SFAS No. 142, goodwill assigned to a reporting unit is deemed to be impaired if its carrying amount together with the reporting unit’s book value exceeds the reporting unit’s fair value. The amount of goodwill impairment is the difference between the goodwill carrying amount and its “implied” fair value. In 2002, we recorded under U.S. GAAP an impairment of €147 million. In 2003, an additional impairment of €1.9 million was recorded under U.S. GAAP.

•	Under Spanish GAAP, deferred tax assets, including those related to net operating loss carryforwards, are recognized if there is a reasonable likelihood that the deferred tax assets can be realized within a ten-year period from the date on which the assets were generated. For 1999, 2000 and 2001, we recognized such tax assets under Spanish GAAP since we considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force. Under U.S. GAAP, based on relevant considerations, a valuation allowance would be provided in full against the deferred tax assets related to our net operating losses under U.S. GAAP. For Spanish GAAP purposes, based on the annual analysis of income targets in the future, in 2002 the company, in accordance with generally accepted accounting principles, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans. In 2003, no tax credits were recorded under U.S. GAAP.

•	Under U.S. GAAP, equity investments constituting between 20% and 50% of a company’s share capital should be accounted for under the equity method. Investments constituting less than 20% of a company’s share capital should be accounted for pursuant to FASB 115 (“Accounting for Certain Investments in Debt and Equity Securities”). Our subsidiary, Lycos, Inc., has several equity investments in publicly listed companies ranging from 3% to 20% that for purposes of Spanish GAAP have been accounted for under the equity method of accounting through the year ended December 31, 2001. Under Spanish GAAP, the minority holdings which Lycos, Inc. owned in 2002 in Fast Search & Transfer ASA and Autobytel, Inc., over whose management significant influence is not exercised, were recorded at market value, rather than being accounted for under the equity method, which gave rise to a charge to the consolidated statement of operations. Under U.S. GAAP these investments are accounted for pursuant to FASB 115. Accordingly, all unrealized gains or losses are recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet.

•	Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is translated using the historical exchange rate on the date the acquisition was consummated. Under U.S. GAAP, all assets, including goodwill and other intangible assets, are translated using the current rate of exchange as of the balance sheet date. With respect to the goodwill associated with the Telefónica Strategic Alliance Agreement, as this contract has been agreed in euros, the goodwill has been translated under U.S. GAAP at the closing exchange rate for February 2003 and the amortization expense has been recalculated over the remaining useful life.

•	Under Spanish GAAP, up-front connection fees from the sale of license software packages are, in most cases, recognized directly to earnings, while under U.S. GAAP if there is no vendor-specific objective evidence of their fair value, these fees are recorded in earnings throughout the expected life of the client relationship, in accordance with SOP 97-2, “Software Revenue Recognition.”

•

Under Spanish GAAP, the shares on deposit with finance entities acting as agents in stock option plans are recorded as a capital increase subscribed by these entities. Under U.S. GAAP, the amount is shown as a long-term liability since the banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through an agreement that obliges and entitles the Company to repurchase the shares.

•	In December 2003, we acquired 26,544,652 shares, which cover the stock option plans of employees of Lycos, Inc. These shares are recorded as treasury stock in the long-term investments caption under Spanish GAAP. Under U.S. GAAP, none of these entries would have been recorded. Instead, the options issued in the acquisition of Lycos Virginia, Inc. would be recorded as purchase price or deferred compensation. Therefore, all of the entries under Spanish GAAP have been reversed under U.S. GAAP.

•	Under U.S. GAAP shareholders’ equity was €2,208 million at December 31, 2003 compared with €2,721 million under Spanish GAAP. Under U.S. GAAP, shareholders’ equity was €2,346 million at December 31, 2002 compared with €3,191 million under Spanish GAAP.

Under U.S. GAAP net loss was €219 million compared to €173 million under Spanish GAAP for the year ended December 31, 2003. We had a net loss of €1,598 million for 2002 under U.S. GAAP compared with a net loss of €2,009 million under Spanish GAAP during such period. Please see note 22 to our consolidated financial statements.

Goodwill represented approximately 14% of our assets at December 31, 2003 and 17.9% of assets at December 31, 2002 under Spanish GAAP. As of July 1, 2001, we began amortizing goodwill over a 10-year period. During prior years, goodwill was amortized over a five-year period. See “—Change in Accounting Principles” above.

New Accounting Standards

Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

SFAS No. 132 (Revised 2003)—Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132, Revised 2003 (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic (Spanish) plans beginning with fiscal years ending after December 15, 2003 and any foreign (non-Spanish) plans beginning with fiscal years ending after June 15, 2004. The Company does not have any Spanish plans that could be impacted by this new pronouncement in the year ending December 31, 2003.

SAB No. 104—Revenue Recognition

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition.” SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company believes it is currently following the guidance of SAB 104.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

To date, we have primarily financed our operations from:

•	funds raised in our global initial public offering completed in November 1999 pursuant to which we raised approximately €853 million;

•	capital contributions and short-term debt financing from members of the Telefónica group pursuant to which we raised approximately €432 million;

•	a rights offering in September 2000 pursuant to which we raised approximately €2.2 billion;

•	cash held by companies acquired, mainly Lycos, Inc.; and

•	cash generated from operations.

Substantially all of the shares offered in the rights offering were subscribed for by Telefónica, S.A.

As of December 31, 2003, based on our existing business plan, we expect that these sources will enable us to meet our operational funding needs and budgeted capital expenditures for the coming future. However, any significant acquisition in cash that we make during or after this period may require additional financing. We cannot assure you that we will be able to obtain sufficient funds to finance our operating losses, make necessary capital expenditures and continue to execute our business plan.

In the last quarter of 2003, our cash flow from operations became positive, and we expect our cash flow from operations for 2004 to be positive as well. This expectation is a forward-looking statement based on various assumptions regarding our operations, cash flow requirements and other factors and is subject to the risks set forth in “Risk Factors” and elsewhere in this annual report on Form 20-F. Actual results may vary materially from this expectation. In light of this performance and other considerations, we proposed to our shareholders’ meeting held on June 22, 2004, a resolution to make a distribution of €2.00 per share, payable to shareholders of record on July 31, 2004. We currently intend to retain future earnings, if any, to finance our business and to maintain a high degree of flexibility. As a result, we do not anticipate making any additional cash distributions in the foreseeable future.

We expect to fund our future operations, acquisitions, joint ventures and infrastructure improvements to support our strategic plan through a combination of:

•	proceeds from our September 2000 rights offering;

•	operating cash flow; and

•	to the extent necessary, additional equity and debt offerings.

Amortization of goodwill expense, which affects our results of operations, is not a cash item and therefore does not affect our ability to generate cash or our cash needs.

Capital Expenditures

The table below shows our capital expenditures for hardware and software during each of the past three years.

	Year Ended December 31,
	2001	2002	2003
	(thousands of euro)
Hardware	30,358	13,635	13,510
Software	19,948	11,714	14,683

Total	50,306	25,349	28,193

We expect our capital expenditures during 2004, 2005 and 2006 relating to computer hardware to be as set forth in the table below.

	Year Ended December 31,
	2004	2005	2006
	(millions of euro)
Spain	7	6	6
Brazil	6	7	7
Mexico	1	1	1
United States	4	4	3
Other	4	3	3

Total	22	21	21

In addition, we expect our capital expenditures during 2003, 2004 and 2005 relating to the acquisition of software to be as set forth in the table below.

	Year Ended December 31,
	2004	2005	2006
	(millions of euro)
Spain	10	10	10
Brazil	5	6	6
Mexico	1	1	1
United States	1	1	1
Other	8	8	6

Total	27	26	24

The foregoing amounts are estimates only and our actual capital expenditures may be less than or exceed these amounts. As of May 31, 2004, capital expenditures in hardware and software amounted to €6 million.

Cash Flows

The following analysis of cash flows is based on our consolidated financial statements. To date, we have experienced significant negative cash flows from operating activities resulting from our net operating losses. Net cash used in operating activities as described in Note 22.20 to our consolidated financial statements was €63 million for 2003 compared to net cash used in operating activities of €205 million for 2002 and net cash used in operating activities of €167 million for 2001.

Net cash used in investing activities was €49.2 million for 2003 compared to net cash used in investing activities of €125.7 million for 2002 and net cash used in investing activities of €366.9 million for 2001. Net cash used in investing activities in 2003 primarily related to capital expenditures and to a lesser extent to acquisitions.

Net cash provided by (used in) financing activities consisted of €4.5 million for 2003, (€19) million for 2002 and €25.9 million for 2001. Net cash provided by financing activities in 2003 mainly relates to return on existing cash balance. Net cash used in financing activities in 2002 mainly related to a decrease in long-term liabilities. Net cash provided by financing activities in 2001 mainly related to proceeds from capital contributions in connection with the exercise of options granted under our employee stock option plans.

Debt

In September 1999, we capitalized €266.8 million in short-term liabilities owed to members of the Telefónica group, in exchange for which Telefónica received 133.4 million of our ordinary shares. At December 31, 2003, no material indebtedness existed despite the short-term leasing agreements entered into by Lycos, Inc. for an amount of €7 million.

At December 31, 2003, we held no derivative instruments. The Financial income (expense), net caption in the accompanying consolidated statement of operations reflects the effect of the transactions carried out in 2003. This effect was not material.

Contractual Obligations and Commercial Commitments

Our principal contractual obligations included in the balance sheet as of December 31, 2003 to make future payments are described below.

Our subsidiary, Terra Networks Colombia Holding, S.A., has entered into four separate content agreements with Casa Editorial El Tiempo, S.A., Publicaciones La Semana, S.A., El Colombiano Ltda y Cía, S.C.A. and El Pais, S.A. and a trademark purchase agreement with all of the above-mentioned parties dated July 14, 2000. Pursuant to these agreements, we were obligated to pay an aggregate amount of U.S.$15 million, U.S.$11.5 million of which relates to the trademark agreement and U.S.$3.5 million of which relates to the content agreements. In July 2002, we paid U.S.$5.333 million (U.S.$3.833 million related to the trademark agreement, and U.S.$1.5 million related to the content agreement) and in July 2003 we paid U.S.$4.833 million (U.S.$3.833 million related to the trademark agreement, and U.S.$1 million related to the content agreement).

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(thousands of dollars)
Contractual Obligations
Unconditional Purchase Obligations(1)	5,333	5,333	—	—	—

Total contractual cash obligations	5,333	5,333	—	—	—

(1)	Includes amounts payable in accordance with content agreements and trademark purchase agreements entered into by Terra Networks Colombia Holding, S.A.

C.    RESEARCH AND DEVELOPMENT

We continuously seek to improve our existing products, services and systems, to develop new solutions that add value to our customers’ user experience and to improve and broaden our portfolio of products. Our focus is on developing broadband-related products, communication and content services, new marketing solutions and the integration of all of these.

We maintain a close relationship with Telefónica Investigación y Desarrollo, S.A., a subsidiary of the Telefónica group, and also use the services of other companies such as Accenture, which integrated the new Terra games platform. Overall, we implement an active policy of developing new products and of introducing new services and systems jointly with leading market providers.

As a general policy we develop projects on a global basis. In some cases, however, these global products are then localized by adapting them to the specific demands or characteristics of each market in order to optimize their local acceptance. Working on a global level helps us to reduce costs and increase efficiencies, while taking into consideration local peculiarities enables us to enhance the success of our products with end users.

Our company structure includes a division that integrates technology resources (operations, engineering and research and development) and marketing services (including product marketing). By centralizing and integrating these key technology and marketing resources, we aim to introduce and replace products and services in the most comprehensive and efficient manner. However, since January 2004, this division only integrates technology resources, while each country and the central marketing division adapt marketing services in their goal to better understand our customer needs.

This approach has enabled the swift launch, in 2003, of an award winning Web Log service in the U.S. and its subsequent deployment scheduled in 04Q2 in Brazil. A new subscription-based e-mail service (offering automatic classification, antivirus and advanced anti-spamming features with an easy to use user interface) has also been launched in Brazil, in the Terra Miami Operations Center to provide service for Central American Terra markets and will eventually be implemented in other markets as appropriate.

Under this structure we have continued developing new products in 2003 that we expect to be deployed commercially in 2003. Terra Security Center and Terra Mail e-mail protected service with intelligent spam identification, have been two of the most important new products developed in 2003 as “global products” and prepared for adaptation to local marketing needs.

D.    TREND INFORMATION

Fiscal year 2003 was a challenge for us to sustain our position as a leading company in our sector. During 2004, we analyzed our position in each of our markets and businesses, in order to be prepared to face the various changes that are occurring within the sector.

•	In the access business, we are witnessing a significant growth rate in broadband penetration in the different access markets where we are present.

In addition, we are noticing an increasing number of bundled offerings as opposed to “pure” connectivity (i.e., BT-Yahoo!, SBC-Yahoo, Verizon-MSN). Concerning “pure” connectivity, access speed is increasing continuously, generating a greater demand for services and content based on broader bandwidth.

Under this scenario, competition is increasing significantly in the markets where we are present, and as a result, this could imply diminishing margins in the future.

•	Regarding the basic services business, which includes the open portal (“free to air”) activities, mainly those related to advertising and e-commerce, we conclude that there is a need to establish a certain scale and specialize in certain categories.

This strategy of scale and specialization has led major Internet players to profitable businesses. As an example, Google has done it through the monetization of its search engine. Yahoo has leveraged its scale in its domestic market. Finally, Amazon and e-Bay have created profitable businesses based on e-commerce.

We want to continue as a key player in this business, as shown by our significant position in the online advertising and e-commerce markets in our core geographies. Moreover, we plan to sign agreements with leading players of the categories when doing so would add extra value. This extra value could come from joining forces to build sufficient scale in products where the size of the operations makes a significant difference or in very specialized products. The overriding objective would be to offer the highest quality and best experience to the users of our portals.

•	The value-added services business includes the sale of services or content via subscription or transaction mainly in the areas of music, games or video (childrens’ cartoons, films, adult content, documentaries, sports broadcasts, etc.). This market is expected to grow exponentially mainly due to broader bandwidths and an increasing level of consumer sophistication.

In this business, the greatest challenge is to bring these contents and services to a sufficiently large client base in a segmented manner. This approach to the consumer can be achieved through community based communication services like instant messaging, registration of users to our portal services or through the customer relationships created by our access business.

In this regard, we believe that we are in a unique position to capture this opportunity, primarily by offering high value-added services bundled to our broad base of access customers and portal users.

In addition, we also plan to sell these value-added services to other companies to complete their own portfolios (mainly to the Telefónica Group) and to have agreements with international players of these services, which would give us better technology and a larger portfolio of products and services for responding to consumer demand.

In addition, the following events could have a financial impact on Terra Lycos:

•	On May 28, 2003, Telefónica, S.A. filed with the Spanish stock market regulator (the CNMV) a tender offer for all of Terra Networks, S.A.’s shares admitted to trading and traded on the Spanish Stock Exchange and the Nasdaq. On July 25, 2003 the tender offer was completed and will facilitate the increase of services to the Telefónica Group. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

•	It is also important to note that our shareholders’ meeting held on June 22, 2004 approved a distribution of €2 per share due to the positive performance of the Company and the different strategic focus based on simplification of our structure, which will reduce the Company’s share capital. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

•	On April 29, 2004, we announced that we are performing review and analysis on some of our operating units. As part of this global process, various alternatives are being analyzed for the sale of our Lycos business. See “Item 5—Operating and Financial Review and Prospects—Operating Results—Recent Developments—Potential sale of Lycos Business. We will focus on markets where Telefónica has business, according to the new strategy.

E.    OFF-BALANCE SHEET ARRANGEMENTS

Laciudad.com (Terra Networks Colombia, S.A.)

In connection with our acquisition of Laciudad.com in Colombia, Terra Networks, S.A. granted a put option to the founders of Laciudad.com pursuant to which they have the right to require us to purchase their 32% stake in Terra Networks Colombia, S.A. for a maximum aggregate amount of U.S.$5,833,672, subject to certain adjustments. This put option may be exercised between July 15, 2002 and July 15, 2004.

Uno-e Bank, S.A.

With respect to our investment in Uno-e Bank, S.A., on January 10, 2003 we signed an agreement with BBVA for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. This agreement was subject to the parties obtaining approval from the Banco de España before June 30, 2003, which approval was obtained. The January 10, 2003 agreement for the integration replaced the May 15, 2002 protocol of intent which was rendered null and void.

On January 10, 2003, we also signed a liquidity agreement that replaced that dated May 15, 2002, once the aforementioned integration had taken place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.:

•	Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at its market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the price-to-earnings ratio (PER) of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date;

•	Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the aforementioned liquidity agreement.

Other Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(thousands of euro)
Contractual Obligations
Leases and other ordinary support contract arrangements	58,420	17,832	32,182	8,406	—
Infrastructure and other business-related contract arrangements	113,396	52,733	60,663	—	—

Total contractual obligations	171,816	70,565	92,845	8,406	—

The caption “Leases and other ordinary support contract arrangements” includes the future obligations of the Company related to non-operational contracts, excluding commercial arrangements. The most significant contracts under this caption are the lease expenses of the Company’s headquarter offices in Spain, USA, Brazil and Mexico. The amount due for the civil responsibility insurance policy is also included under this caption.

The caption “Infrastructure and other business-related contract arrangements” mainly relates to the contracts that are essential to fulfill the corporate purpose of the Company and commercial agreements. The most important obligations included under this caption are the minimum amount of connection fees that Terra Brazil and Terra España are committed to pay to their suppliers for the access services provided. Also significant are the maintenance fee for the Indefeasible Rights of Use acquired in 2003 by Terra España and the outsourcing expense of the Network Operation Center in Spain that is leased by Terra and operated by Telefónica Empresas. Another concept included is the amounts due to Doubleclick under the existing agreements to, among other things, serve advertisements on the Company’s Internet portals during the coming years.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Under the Spanish Corporate Law (Ley de Sociedades Anónimas), the board of directors is responsible for the supervision of management, administration and representation in all matters concerning our business, subject to the provisions of the by-laws (estatutos sociales) and resolutions adopted at general shareholders’ meetings. We will endeavor to appoint a majority of the members of the board of directors from outside of the company, including representatives of the significant shareholders and independent directors. Under the generally accepted Code of Good Governance Corporate Practices (Código de Buen Gobierno) approved by the Olivencia Commission (Comisión Olivencia) and the recent report approved by the Aldama Commission (Comisión Aldama), the following persons would not be considered independent directors: persons who have had a significant commercial or business relationship with the company or have been officers of the company during the two years prior to the date of appointment or have family links with the company or with the members of the board of directors.

Directors are elected by our shareholders to serve a five-year term. A director may be elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new director to fill the vacancy is elected. A director may resign or be removed from office by the shareholders at the general shareholders’ meeting. Our by-laws provide that a majority of the members of the board (represented in person or by proxy) constitute a quorum. Resolutions of the board of directors are passed by a simple majority of the directors present or represented at a board meeting.

During 2002, 2003 and 2004, a series of measures were prepared for purposes of ensuring good corporate governance practices and passed by the board of directors of the Company. The most important measures have been summarized below:

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

•

Annual Report on Corporate Governance Concerning Financial Year 2003, approved by its Board of Directors following favorable reports by the Auditing and Control Committee of the Board of the Company, on 24 February 2004, aims to provide a detailed explanation of the structures of the system of corporate governance of Terra and its operation in practice, to inform its shareholders and investors.

With this Annual Report, the Board of Directors provides the shareholders of the Company in due fulfillment of the obligation established under “Act 26/2003, of 17 July, that amends Act 24/1988, of 28 July, on the Stock Market, and the redrafted text of the Stock Company Act, approved by Legislative Royal Decree 1564/1989, of 22 December, in order to reinforce the transparency of listed stock companies” (Transparency Act). Moreover, information has been included on other matters that may be of interest to shareholders and investors, such as that concerning the work carried out by the Board of Directors and its Committees during financial year 2003, or that on the channels of information of the Company on the market.

•	Regulations of the Board of Directors. In May 2004, the Board of Directors approved the redrafted text of the regulations of the Board adapted to the Transparency Act. The object of these Regulations is to determine the principles of action of the Board of Directors of Terra Networks, S.A. and its Commissions, to regulate its organization and operation and to establish the rules of conduct of its members, in order to achieve the greatest possible degree of efficiency and optimize its management.

•	Corporate Web Page (www.terralycos.com) constituting another instrument to reinforce transparency and to provide a framework to guarantee and facilitate exercise of shareholder rights in relation to the Company, with particular attention to both shareholders’ right to information, and to disclose relevant information of the Company within the markets and shareholders.

•	Regulations of the General Meeting of Shareholders were approved at the shareholders’ meeting held on June 22, 2004. These Regulations of the General Meeting of Shareholders of Terra Networks, S.A. aim, within the framework of the laws in force, to reinforce its transparency as a listed stock company, as well as to gather and organise the different aspects of calling, organisation and development of the General Meeting of Shareholders in a single text, to provide the shareholder a framework to guarantee and facilitate exercise of their rights in relation to the governing body of the Company, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting, ensuring the maximum diffusion of the calling and proposals of resolutions that are submitted to the General Meeting of Shareholders, all in order to ensure maximum transparency and efficiency in forming the will and decision making by the Meeting.

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

At May 2004, the members of our board and their respective positions were as follows:

Name	Position	Current Term Expires	Age
Joaquín Faura Batlle	Executive Chairman	2008	53
Luis Badía Almirall	Director	2008	57
Luis Bassat Coen	Director	2008	63
José Alfonso Bustamante Bustamante	Director	2008	63
Carlos Fernández-Prida Méndez-Nuñez	Director	2007	60
Francisco Moreno de Alborán y de Vierna	Director	2004	59
Enrique Used Aznar	Director	2006	63
Telefónica DataCorp, S.A.(1)	Director	2005	46
Angel Vilá Boix	Director	2007	40
José F. Mateu Isturiz	Secretary; Non-Director	2006	49

(1)	Represented by Antonio Viana-Baptista

On January 29, 2003, Luis Bassat Coen and Luis Badía Almirall replaced Jesús María Zabalza Lotina and Alejandro Junco de la Vega Elizondo. On March 25, 2003, J. Alfonso Bustamante Bustamante replaced Johannes Hendrikus Hubert De Mol. On October 29, 2003, Robert J. Davis stepped down as member of the board. On December 16, 2003, Joaquim Agut Bonsfills tendered his resignation as the Company’s Executive Chairman and Joaquín Faura Batlle replaced Robert J. Davis. Also at the meeting in question, the Board resolved to appoint Joaquín Faura Batlle as the Company’s new Executive Chairman to replace Joaquim Agut Bonsfills. On January 27, 2004, Edward M. Philip stepped down as member of the board. On February 24, 2004, Joaquim Agut Bonsfills and Mr. Luis Ramón Arrieta Durana stepped down from the board.

None of our directors serve on our board pursuant to any service contract. Of these directors, we consider all to be “external,” with the exception of Mr. Faura, according to the definition set forth in our internal company regulation. Our definition of “external director,” although similar to the notion of director independence under the U.S. securities laws and/or the Nasdaq marketplace rules, may nonetheless not be consistent and the terms should not be thought of interchangeably.

During 2003 the board of directors met 16 times. As of May 31st, 2004 the board of directors had met 5 times during 2004.

Biographies of Directors

Joaquín Faura Batlle was appointed Executive Chairman of our board of directors in December 2003. He joined the Telefónica Group in 2002. He held several positions at Telefónica Group, including general manager of Marketing & Contents at “Telefónica, S.A.” and general manager of Marketing and Consumption of “Telefónica de España, S.A.” Mr. Faura served in various positions at Altadis, PepsiCo, Chupa Chups and Gillette Group. Mr. Faura currently serves on the Board of Directors of Endemol Holding NV. and RUMBO, S.A. (“Red universal de marketing and booking on line, S.A.”). Mr. Faura holds a law degree from the University of Barcelona and an M.B.A. degree from IESE, Barcelona, Spain.

Luis Badía Almirall has served as a director since April 2003. Mr. Badía is vice president and a member of the board of directors of Beta Capital Meespierson and Beta Capital, Sociedad de Valores, S.A., a company which he helped to found in 1985 and where he served as vice president and a member of the executive board. Mr. Badía also currently serves as a member of the board of directors of the real estate group Metropolis, Inmobiliarios y Restauraciones, S.L. and Tejidos Royo. Mr. Badía is a member of the board of the Barcelona Stock Exchange. Previously, Mr. Badía has served as a board member of the directive team of the Financial Analyst Institute in Madrid and Barcelona, and has occupied a variety of director positions at Banco Urquijo from 1971 to 1984. Mr. Badía is also a financial analyst. He holds degrees in law and fiscal and financial studies from the University of Barcelona and has a business degree from INSEAD in France.

Luis Bassat Coen has served as a director since April 2003. Mr. Bassat Coen is chairman of Bassat Ogilvy Iberia and WPP Iberia, a member of the Ogilvy Worldwide board and a member of the Ogilvy Worldwide Creative Council. From 1988 to 1999, Mr. Bassat Coen was vice chairman and regional creative director of Ogilvy Europe, Africa and the Middle East. Mr. Bassat Coen has a degree in advertising, social sciences and business administration. He was Chairman of Ovideo Bassat Sport Olympic Ceremonies, the company responsible for organising the opening and closing ceremonies for the 1992 Barcelona Olympic Games. He is author of The Red Book on Advertising, The Red Book on Brands and numerous articles on advertising, business and journalism. He also serves as an adviser in various societies, institutions and foundations.

José Alfonso Bustamante Bustamante has served as a director since April 2003. Mr. Bustamante is currently chairman of Sociedad Andina de Inversiones S.A. as well as of Sociedad Ganadera del Sur S.A. and a member of the board of directors of the following companies: La Positiva Seguros y Reaseguros S.A., Empresa Eléctrica de Piura S.A, Corporación Financiera de Inversiones S.A. and Indeco S.A. Previously, he held the position of chairman of the board at the Telefónica Group in Peru from September 1998 to January 2003 as well as at Telefónica Foundation in Peru from January 1999 to March 2003, when he was named member of the board of directors of Terra Networks in Madrid. Mr. Bustamante has also previously served as chairman of the Peruvian Banking Association from 1995 to 1997, and chairman and member of the board of directors of Bancosur, later Banco Santander Central Hispano, for 27 years. He has also served in a variety of governmental positions in Peru from 1993 to 1994. Mr. Bustamante graduated from the Universidad Agraria La Molina in Lima, Peru and later completed post-graduate studies in business administration at the University of Michigan.

Carlos Fernández-Prida Méndez-Nuñez has served as a director since April 2002. Mr. Fernández-Prida served as a member of the board of directors of Telefónica Media de Argentina S.A. and Instituto para el Desarrollo Empresarial de la Argentina, among others, and has served on the board of directors of Atlántida de Comunicaciones, Cablevisión, S.A. and Asociación de Empresas de Servicios Publicos Argentina. In 1998, he was appointed as president of Telefónica de Argentina, a position which he occupied until February 2002. He served as president of the Asociación Española para la Investigación de la Industria de la Madera between 1992 and 1996, and has served on the boards of directors of various companies in Spain and England, particularly in the chemical, forestry and real estate sectors since 1992. Between 1968 and 1981, he was a professor at the Universidad Politécnica de Madrid. Mr. Fernández-Prida received a degree in engineering from the Universidad Politécnica de Madrid and is licensed in chemical sciences by UNED. He received an executive business degree in general management and corporate management from the Escuela Superior de Administración de Empresas de Madrid. He completed post-graduate work at the University of Indiana (United States).

Francisco Moreno de Alborán y de Vierna has served as a director since October 1999. Prior to joining our company, Mr. Moreno de Alborán held various positions at McKinsey & Co. from 1973 to 1999, including as a member of its Directors and Principals Committees (1988-1999), board director (1990-1999), and president of both McKinsey’s Spanish (1983-1999) and Portuguese (1983-1996) organizations. He also serves as director in several Spanish and Italian companies and not-for-profit organizations. Between 1969 and 1972, he worked as project manager for a major Spanish construction corporation. Mr. Moreno de Alborán has a degree in engineering from the Universidad Politécnica de Madrid and an M.B.A. degree from INSEAD in Fontainebleau, France.

Enrique Used Aznar has served as a director since June 2001. Mr. Used is the chairman of Amper, S.A. and Amper Programas and the deputy chairman of Medidata (Brazil). Previously, he held several positions at Telefónica and in the Telefónica group, including chairman of Telefónica Internacional, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A. He has also served as deputy chairman and chief executive officer of Telefónica Publicidad e Información and Compañía de Telecomunicaciones de Chile. He has also served as a member of the board of directors of Telefónica de Argentina, ATT Network System International and Ericsson (Spain). Mr. Used holds a degree in Telecom Engineering from the Universidad Politécnica de Madrid. He also holds a PADE (“Senior Executive Management Program”) from IESE (Universidad de Navarra).

Antonio Viana-Baptista has served as the representative of Telefónica DataCorp, S.A. on our board of directors since June 2000. He was appointed Chairman and CEO of Telefónica Móviles, S.A. in August 2002. Mr. Viana-Baptista is a member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica, S.A., and a member of the board of directors of Portugal Telecom SGPS. Until July 2002, he served as president of Telefónica Internacional and executive president of Telefónica Latinoamérica. Previously, from 1991 to 1996, Mr. Viana-Baptista was executive director (Administrator) of the Banco Português de Investimento (BPI). Between 1985 and 1991, he was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon. He is an economist with a degree from the Catholic University of Lisbon (1980). He also holds a graduate degree in European economics from the Portuguese Catholic University (1981) and an M.B.A. degree with honors and distinction from INSEAD in France.

Angel Vilá Boix has served as a director since April 2002. Mr. Vilá Boix is the general manager of corporate development and a member of the executive committee at Telefónica, S.A. He joined the Telefónica group in 1997. Before joining Telefónica, Mr. Vilá Boix served in various positions at Citibank, N.A., McKinsey & Co., Ferrovial and Pacsa. Mr. Vilá Boix currently serves on the board of directors of Banco Bilbao Vizcaya Argentaria, S.A. and Endemol Holding NV. Mr. Vilá Boix has a degree in industrial engineering from the Universidad Politécnica de Cataluña and an M.B.A. degree from Columbia University.

José F. Mateu Isturiz has served as Secretary to the board of directors and General Counsel to the company since April 2001. Mr. Mateu is a current member of the board of directors of Amper, S.A. Prior to joining Terra Networks in 2001, Mr. Mateu was senior counsel and vice secretary of the board of Repsol YPF, S.A., where he held various positions since joining the company in 1988. He has served as member of the board of directors of Gas Madrid, S.A. and chairman of the board of Compañia Madrileña del Alumbrado y Calefacción por Gas, S.A. Mr. Mateu also worked as a government expert to the legal service of the EEC Commission. Mr. Mateu is a member of the Madrid Bar and the SERL of the International Bar Association and is a member of the Roundtable Europe Group. He is a frequent lecturer in European, corporate and tax law and a member of the editorial board of Global Counsel. Mr. Mateu started his career as a state attorney in several ministries of the Spanish government. Mr. Mateu holds a law degree from the Complutense University of Madrid and conducted post- graduate studies to become a state attorney and finance and tax inspector.

Executive Officers and Senior Management

Our executive officers and senior management and their respective positions at June 28, 2004 are as follows:

Name	Position	Age	Year of Appointment
Joaquín Faura Batlle	President and Executive Chairman	53	2004
Mark Stoever	Executive Vice President of U.S. Operations	36	2002
Elías Rodríguez-Viña Cancio	Chief Financial Officer	44	2001
Juan Rovira de Osso	Executive Vice President—Strategic Planning and Affilite Ventures	49	2001
Silvia de Jesus	Executive Vice President—Latin American Operations	50	2002
Antonio Botas Bañuelos	Executive Vice President for Marketing	40	1999
José F. Mateu Isturiz	General Counsel	49	2001
Marisa Guijarro	Senior Vice President—Country Manager for Spain	41	2004
Luis Velo	Executive Vice President—Content	43	2004
Alfonso Vicente	Executive Vice President—Innovation, Technology and Development	46	2004

In the first half of 2004, the Terra Lycos Group was restructured, leading to a number of changes in the management team. Among those who left the Terra Lycos Group were Javier Martínez Díez, former Executive Vice President of Global Operations, Antonio de Esteban Quintana, former Executive Vice President of Audit, and John McMahon, former Executive Vice President of Human Resources. Marisa Guijarro took over as Country Manager for Spain. Luis Velo became Executive Vice President of Content and Alfonso Vicente became Executive Vice President of Innovation, Technology and Development.

All of our executive officers and senior management serve at the discretion of the board of directors.

Biographies of Executive Officers and Senior Management

Mark Stoever serves as executive vice president of U.S. Operations for Terra Lycos responsible for revenue, profit and the consumer experience for Terra Lycos U.S., including leading the management of all the web sites in the U.S. network, sales, local product development and marketing. Prior to his current role, Mr. Stoever was most recently global general manager (GGM) of media products for Terra Lycos. Mr. Stoever joined Lycos in 1996 and in his tenure directed the Lycos product portfolio as it grew from a standalone search engine to a broad-based portal to a powerful network of verticals. Prior to Terra Lycos, Mr. Stoever held senior management roles at ON Technology Corp. and Microcom, Inc. Mr. Stoever holds an M.B.A. from Boston University and a bachelor of science degree from the Wentworth Institute of Technology.

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

Juan Rovira de Osso serves as executive vice president of Strategic Planning and Affiliate Ventures. Prior to joining Terra Lycos, Mr. Rovira worked at the Telefónica group, which he joined in 1997 as deputy general manager for business development of Telefónica Internacional. Mr. Rovira has also served as senior vice president of Telefónica Internacional USA, Inc. In 1999, he was appointed senior vice president for corporate development and strategy of Atento Holding USA, part of the call center business of the Telefónica group. Before joining the Telefónica group, Mr. Rovira was managing director of electronic banking and cash management services at Banco Santander. Mr. Rovira began his career as an international legal counsel for Banco de Vizcaya, S.A. (the predecessor to Banco Bilbao Vizcaya Argentaria, S.A.). Mr. Rovira holds a law degree from the University of Barcelona and an executive management degree from IESE Business School in Barcelona, which is part of the University of Navarra.

Silvia de Jesus is Executive Vice President of Latam Operations, responsible for products, commercialization and results for Terra Lycos in Latin America (Brazil, Mexico, Chile, Peru, Argentina, Uruguay, Colombia, Venezuela, Guatemala, El Salvador, Honduras, Puerto Rico, Dominican Republic, Nicaragua, Panama and Costa Rica). Prior to this current role, Ms. de Jesus was responsible for Terra Brazil as Country Manager. Before joining TNSA in 1999, Ms. de Jesus was General Director of ZAZ, one of the most important Internet services in Brazil which was acquired by Terra Networks in 1999. She also worked at RBS, a multimedia company with radio, TV, newspaper and cable companies in southern Brazil as CIO of RBS Corporation. Silvia de Jesus holds degrees in chemical engineering and business administration from the Universidade Federal do Rio Grande do Sul, Brazil, and participated in International and Local Business Courses. She also participated in Latu Sensus Business Course of Kellogg College, Northwestern University.

Antonio Botas Bañuelos serves as our Executive Vice President for Marketing. From 1997 until September of 1999, Mr. Botas served as director and general manager of DoubleClick Iberoamérica. From 1995 until 1997, Mr. Botas served in a number of executive positions at Telefónica Publicidad e Información, S.A., including director of marketing. From 1991 to 1994, Mr. Botas served as marketing manager of the Royal Life Insurance Company. Mr. Botas is a law graduate of Complutense University of Madrid. He also has an M.B.A. from the IESE in Barcelona, which is part of the University of Navarra.

Marisa Guijarro, who has a degree in Economics from the Universidad Autónoma of Madrid, has spent a large part of her working life with the Telefónica Group. In 1996, she joined Telefónica Moviles as head of the Marketing division in Móviles España. She subsequently took on various management positions in Móviles Corporación. In February 2003, she became head of the Marketing and Corporate Sponsorship Area of the Telefónica Group. Marisa has also held important positions in companies such as United Buscuits, Cadbury Schweppes, Jacobs Suchard and Nielsen.

Luis Velo has an industrial engineering degree and an M.B.A. from Madrid Business School. In 1995, he began his career at Antena 3 where he served as General Director of Antenea 3D and Antena 3 Inciativas Comerciales. In January of 2000, he joined Terra Networks, S.A. as General Director of Electronic Commerce until December 2000, when he was named Delegate Director of Antena 3 Televisión. In May 2002, he joined Telefónica, S.A. as Assistant General Director of Content.

Alfonso Vicente has a telecommunications engineering degree from the Universidad Politécnica de Cataluña where he graduated first in his class. He has spent his entire professional career in the Telefónica Group where he served various functions including General Director of Planning of Telefónica Multimedia (1997), Director of Strategy and Technology for Telefónica (1998), Director of Business Development for Spain (2000) and Assistant General Director of Business Development for Telefónica, S.A. in the Corporate Unit of Content (2002).

B.    COMPENSATION

For the year ended December 31, 2003, the aggregate compensation of all of our directors paid by us was approximately €2.7 million. During the same period, the aggregate compensation of the nine members of our executive committee and senior management (who are not current directors) paid or accrued was approximately €2.8 million.

The aggregate compensation figures include salary and incentive compensation. Incentives are paid based on individual executive goals and the achievement of Terra Lycos objectives.

C.    BOARD PRACTICES

Committees of the Board

The board of directors can establish a delegate committee, an audit committee and a nominating and compensation committee. Each of the audit committee and the nominating and compensation committee is required by board regulations to have a minimum of three and a maximum of five external directors. The following is a brief description of the committees of our board of directors.

Delegate Committee

The delegate committee has all of the powers of the board of directors other than those non-delegable powers pursuant to Spanish corporate law. The Board of Directors of Terra Networks, S.A. decided at its meeting held on February 24, 2004, to revoke the powers granted permanently to the Delegate Committee. Accordingly, Terra Networks, S.A. currently has no Executive Commission.

Audit Committee

The audit committee is responsible for supervising corporate accounting and auditing, nominating our independent auditor and verifying our compliance with the Internal Regulations of Conduct in the securities markets. During 2003, the committee met sixteen times. The following external directors serve on our audit committee: Antonio Viana-Baptista (on behalf of Telefónica DataCorp, S.A.), Francisco Moreno de Alborán y de Vierna, Enrique Used Aznar and Luis Badía Almirall. In particular, the audit committee, in accordance with our internal regulation:

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

Nominating and Compensation Committee

The nominating and compensation committee is responsible for nominating directors, periodically revising the board’s compensation and approving any transaction with a significant shareholder. During 2003, the committee met eight times. The following external directors serve on our nominating and compensation committee: Enrique Used Aznar and Francisco Moreno de Alborán y de Vierna. In particular, the nominating and compensation committee:

•	issues reports on the proposals for the appointment of board members and senior executives of the company and of its subsidiaries;

•	approves the remuneration of senior executives;

•	determines the remuneration system for the board of directors; and

•	issues reports on incentive schemes.

D.    EMPLOYEES

At December 31, 2003, we had 2,255 employees. The following table breaks down our employees by principal countries or markets in which we operate for the fiscal years ended December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
Country/Market
Argentina	40	46	64
Brazil	486	486	588
Caribbean	2	3	5
Central America	59	54	63
Colombia	36	49	40
Chile	99	101	101
Spain	474	491	517
Mexico	222	295	424
OneTravel.com, Inc.	137	—	—
Peru	46	44	45
U.S. Hispanic and U.S.	425	665	865
Uruguay	—	—	5
Venezuela	7	34	35
Headquarters (Spain)	222	226	168

Total	2,255	2,494	2,920

To complete the restructuring process at the Terra Lycos Group, we believe we need, among other things, to reduce personnel costs. Accordingly, we have submitted an application to eliminate redundancies. For the time being, we do not know the precise scope of this action or the number of employees that will be affected. On April 15, 2004, we published a report describing our plan to reduce our workforce in our headquarters in Spain by approximately 50%, which will take effect in July 2004. We expect that this reduction will result in cost savings of €7.9 million.

On February 5, 2003, Lycos, Inc. announced a reduction of its labor force. The headcount at Lycos was reduced by 145 employees for reasons similar to those explained above. On February 11, 2004, Lycos, Inc. reduced its labor force by 117 employees as a result of the reorganization of its product and service portfolio and the outsourcing of its media sales force to 24/7 Real Media Inc., with which it has entered into an agreement for media sales and Ad-serving (advertisement placement) and analysis services.

We employ independent contractors to support our research and development, marketing, sales and editorial departments. The average number of independent contractors we used during 2002 was 450 and during 2003 was 466. We consider our relations with our employees to be good.

E.    SHARE OWNERSHIP

At May 31, 2004, according to the data kept by the Company, Mr. Joaquín Faura Batlle, the Executive Chairman, is the only director or executive officer who owns shares of the Company, with individual ownership of five shares. Those shares were acquired after the public tender offer, for the purpose of being appointed Director by the Board. Therefore, at May 31, 2004, none of our directors or executive officers beneficially owned shares representing one percent or more of our share capital.

At December 31, 2003, the following directors and executive officers held options to acquire our ordinary shares:

Name	No. of shares subject to options		Exercise price		Number of options exercisable per year	Expiration date
Antonio de Esteban Quintana	65,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
	70,908			€11.81	One-third per year beginning two years from date of grant	March 2004
Antonio Botas Bañuelos	45,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
	70,908			€11.81	One-third per year beginning two years from date of grant	March 2004
Elías Rodríguez-Viña Cancio	50,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
Javier Martínez Díez	54,400 20,000		€ €	19.78 11.68	One-fourth per year beginning one year from date of grant	December 2005
José F. Mateu Isturiz	50,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
Silvia de Jesus	35,000			€19.78	One-fourth per year beginning one year from date of grant	December 2005
	34,036			€11.81	One-third per year beginning two years from date of grant	March 2004
John McMahon	82,000	(1)	U.S.$	15.32	n/a	August 4, 2009
	430,000	(1)	U.S.$	28.66	One-fourth one year from date of grant and 1/48th per month thereafter	May 15, 2010
	200,000			€25.70	One-fourth per year beginning one year from date of grant	October 27, 2010
Mark Stoever	32,250	(1)	U.S.$	6.28	n/a	August 3, 2008
	38,700	(1)	U.S.$	15.32	n/a	August 4, 2009
	79,550	(1)	U.S.$	16.60	One-fourth one year from date of grant and 1/48th per month thereafter(2)	April 24, 2010
	161,250	(1)	U.S.$	15.87	One-fourth one year from date of grant and 1/48th per month thereafter	October 12, 2010
Juan Rovira de Osso	50,000			€9.51	One-fourth per year beginning one year from date of grant	June 2006

(1)	Represent options to acquire ADSs.
(2)	Features one-year acceleration as a result of combination of Terra Networks, S.A. and Lycos, Inc.

Employee Stock Options

a)    Terra Networks, S.A. Stock Option Plan

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by Board of Directors’ resolutions adopted on October 18 and December 1, 1999.

The plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Lycos Group companies of a portion of the capital stock of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004. These shares were subscribed in full by the aforementioned banks (see note 1 to our consolidated financial statements). In April 2004, the Barclays contract (formerly the Banco Zaragozano, S.A. contract) was renewed until July 15, 2004 and the Caja de Ahorros y Pensiones de Barcelona contract was renewed until April 30, 2006.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the prospectus presented to the Securities and Exchange Commission in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, exercising the powers granted to it by the Stockholders’ Meeting, implemented the first phase of the plan by granting options to employees of the Terra Lycos Group. The main features of these options are as follows:

1.	Each of the stock options under the plan entitles the employee to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2.	The duration of the plan is four years and three months (therefore ending on February 28, 2004), and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee. In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution of the Stockholders’ Meeting of June 8, 2000, and launched pursuant to a resolution of the Board of Directors dated December 22, 2000, which authorized the launch of a second phase of the Stock Option Plan, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Lycos Group.

The main features established by the Board of Directors for this assignment were as follows:

1.	Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2.	The duration of the plan was modified by a resolution adopted by the Stockholders’ Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

4.	Options were granted to one director and four general managers and persons of similar category, and this was duly notified to the CNMV on December 29, 2000.

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

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to Company executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

In 2002 the Board of Directors approved the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2003, options on 6,438,696 shares had been assigned to Terra Lycos Group employees, executives and directors, of which 1,555,554 relate to the first phase of the plan and the remainder to the second phase. The average stock option exercise price is €14.70.

As of December 31, 2003, the Terra Lycos Group’s executives and directors held 1,185,252 stock options under the Terra Networks, S.A. Stock Option Plan, the average price being €19.03.

The information on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2003, is as follows:

Range of Prices in the Year	No. of Options not yet Exercised	Weighted Average Price in the Year
€3.89 – €4.87	148,250	4.09
€5.08 – €9.86	1,136,450	7.75
€10.14 – €13.00	1,907,754	11.79
€15.30 – €19.78	3,246,242	19.32

Total outstanding options at 12/31/03	6,438,696	14.70

b)    Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc.

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. resolved to assume the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank, N.A. (Agent Bank) of all the options on Lycos, Inc. shares so that they could be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the shareholders’ meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan, which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, N.A., as a result of the exchange of Lycos, Inc. shares held by Citibank, N.A. to cover the stock options of the employees and executives of Lycos, Inc.

As described in note 1 to our consolidated financial statements, on December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the shareholders’ meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. held by Citibank, N.A. as the agent bank for the stock option plans assumed by the Company as a result of the integration of Lycos, Inc. The shareholders’ meeting of June 22, 2004 approved the reduction of our share capital through the amortization of the remaining 26,507,482 shares.

As of December 31, 2003, the employees, executives and directors of Lycos, Inc. had exercised 16,216,587 options, and a commitment to exercise 19,272,198 options at an average exercise price of U.S.$20.77 had been made.

As of December 31, 2003, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares, the weighted average exercise price of which is U.S.$23.05.

Also, as of December 31, 2003, the members of the Board of Directors during 2003 who hold or have held executive posts at the Terra Lycos Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which is €18.40.

The detail of the variations in the options under the Lycos, Inc. Stock Option Plan as of December 31, 2003, is as follows:

Options	Number of Options	Total Exercise Price (Thousands of U.S. Dollars)	Weighted Average Price in the Year (U.S. Dollars)
Exercise price under €11	17,875,355	69,205	3.87
Exercise price over €11	44,664,894	892,510	19.98
Total options initially issued	62,540,249	961,715	15.38

Exercise price under €11	14,009,345	45,706	3.26
Exercise price over €11	2,207,242	33,089	14.99
Total options exercised	16,216,587	78,795	4.85

Exercise price under €11	1,843,461	10,648	5.78
Exercise price over €11	17,954,469	343,293	19.12
Total options cancelled and Redeemed	19,797,930	353,941	17.88

Exercise price under €11	643,332	4,284	6.66
Exercise price over €11	6,610,202	124,357	18.81
Total options cancelled and not yet redeemed	7,253,534	128,641	17.73

Exercise price under €11	1,379,217	8,566	6.21
Exercise price over €11	17,892,981	391,770	21.89
Total outstanding options at 12/31/03	19,272,198	400,367	20.77

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

At June 28, 2004, according to the information available in the public registers of the Spanish National Securities Market Commission, beneficial owners of 5% or more of our voting stock were as follows:

Title of Class	Identity of Person or Group	Number of Shares	Percent of Class
Ordinary	Telefónica, S.A.	432,884,371	75.29%

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

On May 28, 2003, Telefónica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it does not currently own. The CNMV, the Spanish securities commission, approved the prospectus filed by Telefónica, S.A. for the tender offer on June 19, 2003. The offer price was €5.25 per share, payable in cash. The tender offer had a one-month acceptance period beginning on June 23, 2003, the day the offer was published, and ending on July 23, 2003. Following a meeting of our board of directors on June 26, 2003, we announced on June 27, 2003 that, consistent with the independent fairness opinions rendered by the financial advisers appointed by the board, the board, based on the unanimous recommendation of the independent directors, considered the current terms and conditions of the tender offer to be fair and for the benefit of the Company and its shareholders. Our board announced, based on the unanimous recommendation of the independent directors, that it considered as positive Telefónica’s commitment to implement, during the six months following termination of the offer, whatever measures necessary to continue the listing of our shares or to promote the delisting of the shares (including, if necessary, through a delisting tender offer) if, as a result of the offer, the limited public float does not permit an adequate liquidity on the stock exchanges. Our board affirmed that the Strategic Alliance Framework Agreement entered into between Telefónica and Terra Networks on February 12, 2003 remains in effect and, according to its terms, the tender offer shall not result in any amendments to it.

The tender offer launched by Telefónica, S.A. was accepted by 54.52% of the stockholders holding the shares on which the offer was targeted, representing 33.60% of the capital stock of Terra Networks, S.A., which, added to the ownership interest already held by Telefónica, S.A. in the capital stock of Terra Networks, S.A., gave Telefónica, S.A. a stake of 71.97% in the Company. On July 25, 2003, Telefónica, S.A. confirmed through a relevant fact disclosure, its decision to waive the minimum limit to which the tender offer had been restricted. Consequently, the resulting direct holding represented 71.97% of the total capital stock of Terra Networks, S.A.

Our share capital as of December 31, 2003 was 601,467,915 shares and our share capital as of the date of this annual report was 574,941,513 after a share capital reduction of 26,526,402 shares or 4.41%.

Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

At June 8, 2004, approximately 33,820 beneficial holders owned an aggregate of 14,540,595 of our ordinary shares in the form of ADSs, representing approximately 2.4% of our outstanding issued share capital at December 31, 2003.

At May 31, 2004, certain directors, executive officers and other employees held options to acquire our ordinary shares. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Employee Stock Options.

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

In addition, on the same date, we entered into a separate Strategic Alliance Framework Agreement with Telefónica, S.A. For a description of Telefónica’s business, see “Item 4—Information on the Company—Organizational Structure—Our Relationship with the Telefónica Group.” The new Strategic Alliance Framework Agreement between Terra and Telefónica responds, on the one hand, to the changes experienced in the Internet business, particularly with respect to the development of broadband technology, and, on the other hand, to the need to adapt the range of products and services we offered to Bertelsmann AG under the prior Strategic Alliance Memorandum to the new conditions referred to above and to the specific needs of the Telefónica group in the markets in which it operates.

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

This Strategic Alliance Framework Agreement has been entered into for a period of six years ending December 31, 2008 and may be renewed on an annual basis thereafter. See “Item 10—Additional Information—Material Contracts—Strategic Alliance Framework Agreement with Telefónica, S.A.”

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

The most significant connectivity agreements with Telefónica group companies are the following:

•	Agreements entered into between Telefónica de España, S.A.U. and our Spanish subsidiary, Terra Networks España, S.A.U., under which we are supplied with different communications services relating mainly to the narrow- and broadband access infrastructure required to offer ISP services (i.e., use and operations of IP network resources, wholesale broadband access and IP backbone connectivity). Typically, these agreements contain publicly regulated terms and conditions and are normally drafted to be consistent with model agreements previously approved by the Spanish regulator, since Telefónica de España was designated in 1998 as the incumbent operator until 2005 in, among others, fixed telephony and leased line markets.

•	We have other significant connectivity agreements in Spain with Telefónica Data España, S.A.U. through our Spanish subsidiary, Terra Networks España, S.A.U. We have established long-term relationships with Telefónica Data España for, among others, the outsourcing of the operations and maintenance of our data center in Madrid, the granting of an indefeasible right of use and certain interconnection arrangements based on network use or availability.

•	We also have similar connectivity agreements in Brazil between our Brazilian subsidiary, Terra Networks Brazil, S.A.U. and certain Brazilian subsidiaries of the Telefónica group, since in recent years we have been increasing the number of both our narrow- and broad-band Internet access clients. Thus, we are also increasing our underlying connectivity and network-related needs.

Recently, we intensified our relationship with Telefónica group companies for the provision of network-related services as part of a series of agreements entered into to implement the Strategic Alliance Framework Agreement signed on February 12, 2003, and have outsourced additional services and/or revised some of these relationships in certain countries to adjust them to the terms of the Strategic Alliance Framework Agreement. For example, we grant Telefónica certain exclusive and preferred terms, provided, however, that the terms and conditions entered into are on the most favored customer basis allowed by regulations. This should further enable us to focus on our clients and core business. See “Item 4—Information on the Company—Business Overview.”

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

For more information, see “Item 4—Information on the Company—Business Overview—Access Services—Customer Support.”

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

We began earning traffic-inducement fees in Spain in October 1999, in Guatemala in May 2000, in El Salvador in July 2000, in Chile in the first quarter of 2000 and in Brazil in August of 2003.

See “Item 4—Information on the Company—Business Overview—Access Services—Revenues.”

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

Our most significant portal services agreements with Telefónica group companies are the following:

•	Agreement entered into between Telefónica de España, S.A.U. and our Spanish subsidiary, Terra Networks España, S.A.U., under which we develop certain Internet portals and subportals, namely for Telefónica Net and subportals for Telefónica de España, S.A.U.’s residential narrow- and broadband clients and Telefónica de España, S.A.U.’s SME clients. We also maintain and operate such portals through the licensing of software packages which enable Telefónica de España, S.A.U. to offer value-added services to its clients.

•	Agreement entered into between Telefónica de España, S.A.U. and our Spanish subsidiary, Terra Networks España, S.A.U., under which we develop, maintain, operate and sell access to a recently launched pay broadband portal named Mundo ADSL that targets ADSL subscribers in Spain. Mundo ADSL has been designed to capture additional ARPU (Average Revenue Per User) from ADSL subscribers in Spain. We are paid by Telefónica pursuant to this agreement on a per user license and service maintenance basis and on a revenue sharing basis.

•	Similarly, our Brazilian subsidiary, Terra Networks Brazil, S.A., entered into an agreement with Assist Telefónica, S.A. for the development, maintenance and operation of Internet portals in Brazil, such as iTelefonica.com.br. We also maintain and operate such portals through the licensing of software packages which enable Assist Telefónica, S.A. to offer value-added services to its clients.

The signing of the Strategic Alliance Framework Agreement on February 12, 2003 should enable us to establish similar or better agreements in other geographic markets where Telefónica group companies offer narrow- and/or broadband Internet access services. Accordingly, we have plans to launch portals similar to the ones described above in other markets in the very near future.

Advertising Agreements

As a result of the Strategic Alliance Memorandum signed on May 16, 2000, among us, our wholly owned subsidiary, Lycos, Inc., and Bertelsmann AG, our largest advertiser worldwide during the years 2000, 2001 and 2002 was the Bertelsmann group. Our second largest advertiser during that period was the Telefónica group. Since the signing of the Strategic Alliance Framework Agreement on February 12, 2003, our largest advertiser has been the Telefónica group. We are confident that this will continue to be the case for the duration of the Strategic Alliance Framework Agreement (i.e., through December 31, 2008), since the Telefónica group has undertaken to purchase a minimum volume of online advertising spaces on our Internet portals.

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

See “Item 4—Information on the Company—Business Overview—Advertising and E-commerce Services—Advertising and E-commerce Revenue Model.”

Other Relationships

•	Telefónica Publicidad e Información, S.A. (TPI)—TPI publishes yellow and white pages directories and provides some of our Spanish and Latin American Internet portals with such online services. Furthermore, we intend to jointly pursue with TPI the development of Internet-related businesses in Spain.

•	Telefónica Finanzas, S.A.—We obtain cash management services from this company.

•	Telefónica Investigación y Desarrollo—Under a master agreement we have with this company, we decide to outsource certain research and development services to them from time to time.

•	T-Gestiona—This company provides management, administrative and other related services to us in several countries, such as legal, accounting and human resources.

•	Fonditel—This company manages the pension plans we offer to certain of our employees.

•	Antares—This company provides our employees with health insurance.

•	Pleyade—This company provides our employees with life insurance policies.

See “Item 4—Information on the Company—Organizational Structure.”

The portion of our total revenues and expenses represented by transactions with Telefónica group companies is detailed in note 16 to our consolidated financial statements.

Certain Transactions

We also utilize services provided by Telefónica, S.A. and its subsidiaries, such as the leasing of circuits, cash-management services, the obtaining of reference information and other services. Costs related to services provided by related parties for the years ended December 31, 2001, 2002 and 2003 were approximately €191.5 million, €172.7 million and €169.1 million, respectively.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

There are no material legal proceedings pending or to our knowledge threatened against or affecting us except as noted below.

Terra Networks, S.A. and certain of our directors and officers who worked for us in 1999 at the time of our initial public offering in the United States have been named as defendants in five lawsuits filed in the United States. These lawsuits were consolidated into one amended complaint which is related to numerous purported class actions (over 1,000) filed in the Southern District of New York against certain issuers of securities in initial public offerings, certain individual directors and officers of those issuers, and the underwriters of those initial public offerings, purportedly on behalf of purchasers of stock in the initial public offerings or the aftermarket. The complaints allege principally that the financial institutions underwriting the initial public offering assigned shares to certain customers in exchange for those customers agreeing (i) to purchase shares in the aftermarket at a fixed price to maintain an artificially high market value for the shares and (ii) to pay the financial institutions inflated fees or other remuneration in violation of applicable Securities and Exchange Commission and National Association of Securities Dealers rules and regulations. Because these allegations have been made principally against the underwriters, we, and other companies whose initial public offerings have been the subject of similar allegations, are negotiating the stay of all proceedings brought against the issuers and directors and officers of the issuers until the issue between the plaintiffs and the underwriters is addressed by the court. Additionally, plaintiffs’ counsel, issuers and the issuers’ insurance companies have initiated a mediation. A settlement in principle has been reached with the plaintiff shareholders, the issuers (including Terra Networks, S.A.) and the issuers’ insurance companies. According to the terms of the settlement, the issuers, including Terra, are not required to make any payment to the plaintiffs. The settlement establishes that the insurance companies undertake to guarantee a certain sum of money on condition that the plaintiffs do not collect such amount from the underwriters. The Company accepted the terms of this settlement agreement on July 22, 2003, conditioned on the acceptance of the other parties. The settlement does not resolve the dispute between the plaintiffs and the underwriters. The Company, based on the opinion of its legal counsel, is confident that the aforementioned settlement will be finalized. We believe that even if the outcome is unfavorable to us, it will not have a material adverse effect on our business, financial condition or results of operations.

On January 31, 2001, IDT Corporation filed a lawsuit in the United States District Court for the District of New Jersey against Terra Networks, S.A., Telefónica, S.A., Terra Networks USA, Inc. and Lycos, Inc. The complaint alleges principally (i) that Terra Networks breached its obligations to deliver a specified number of Terra Networks ordinary shares pursuant to the agreement dated April 2000 (the “Termination Agreement”), which terminated the previous agreement dated October 1999 between the parties and terminated Terra Networks’ joint venture with IDT Corporation, (ii) that Terra Networks failed to disclose its negotiations relating to the acquisition of Lycos, Inc. to IDT Corporation during the negotiation of the Termination Agreement and (iii) that Terra Networks breached its obligations pursuant to its joint venture agreement with IDT Corporation. The complaint, as amended in March 2001, seeks an unspecified award of damages. We made a motion to dismiss substantially all of the complaints as a matter of law which the court denied in substantial part in May 2002. In June 2002 the defendants moved for partial reconsideration of the motion to dismiss, and in October 2002 the court granted the motion to dismiss as to the counts related to the performance of the Joint Venture Agreement between Terra and IDT. As a result of the dismissal of these counts, Terra Networks USA is no longer a defendant. In July 2002, IDT moved to amend the second amended complaint to add a claim under Section 20(a) of the Securities Exchange Act of 1934 against Telefónica. This proposed claim asserts that Telefónica is subject to “controlling person” liability for the fraud, allegedly committed by Terra in its negotiations with IDT. In September 2002, a magistrate court granted IDT’s motion and Telefónica has filed objections to this ruling with the district court. The court has not yet ruled on Telefónica’s objection. Terra Networks, S.A. has filed counterclaims against IDT. In July 2003, the defendants filed motions with the court asking that summary judgment be granted as to IDT’s claims, including those asserted against Telefónica. We believe that even if the outcome is unfavorable to us, it will not have a material adverse effect on our business, financial condition or results of operations.

The minority stockholders of Bumeran Participaciones, S.R.L. (liquidated company) have filed complaints contesting the resolution adopted at the Stockholders’ Meeting of December 18, 2002 to dissolve the company and appoint a liquidator. They are seeking to have the courts set aside the aforementioned resolution to dissolve Bumeran Participaciones, S.R.L. having petitioned the relevant court, unsuccessfully, to stay the resolution as an injunctive measure. Notwithstanding the above, two arbitration proceedings have been filed, by Master Equities, in the first case, and the rest of minority stockholders of Bumeran, in the second case. The amount claimed for both arbitrations is U.S.$4.2 million.

The proceedings contesting the resolutions of the Stockholders’ Meeting and of the Board of Directors are in progress. Furthermore, judges have been required to decide four (of the five) minority stockholders’ motions for voluntary dismissal of action. On March 15, 2004 the arbitrator dismissed the claims asserted against Terra in both arbitration proceedings. The Company, based on the opinion of its legal counsel, is confident that the outcome of the lawsuits will not be adverse for Terra Networks, S.A.

In May 2001, we brought a breach of contract suit against a third party with whom we had negotiated to obtain our domain name, “terra.com.ar,” in Argentina. We have succeeded in obtaining a preliminary injunction preventing the opposing party from transferring the domain name pending the outcome of the suit. We have paid a total of $3,000 pursuant to a contract for the exclusive use of the domain name. However, the opposing party is contesting the existence of the contract, alleging that the sum paid was merely a negotiation fee. At the moment, the court is proceeding to examine the evidence, most of which will take place in Spain, probably during July 2004, through the corresponding rogatory commissions. Due to the lack of precedents in this field of law, we cannot predict how the Argentine courts will rule based on the evidence. Although we believe our maximum possible exposure in the event of an unfavorable ruling is limited, we cannot rule out the possibility that the injunction may be lifted by the Argentine courts, and that we may be required to indemnify the party for any damages caused by unauthorized use of the domain name.

Following the May 28, 2003 announcement by Telefónica of a tender offer for 100% of our outstanding shares, a putative class action was filed on May 29, 2003 by Tish and Glezerman with the Supreme Court of the State of New York, County of New York by a shareholder of Terra Networks, S.A. against Telefónica, S.A., Terra Networks, S.A. and certain current and former directors of Terra Networks, S.A. The plaintiff claims that the defendants have breached their fiduciary duties to the shareholders of Terra Networks, S.A., that Telefónica, S.A. is abusing its dominant position as a majority shareholder by imposing an unfair and inadequate price per share on the minority shareholders and that the per share price is not the result of arm’s length negotiations but was fixed arbitrarily to cap the market price of the shares. The relief sought by the plaintiff includes an injunction against the tender offer, an accounting for all profits and any special benefits obtained by the defendants as a result of the alleged unlawful conduct, and costs and disbursements. The litigation process has been inactive since the complaints were filed. We believe that even if the outcome is unfavorable to us it will not have a material adverse effect on our business, financial condition or results of operations.

ADICAE filed a claim against Terra Networks S.A., as well as against certain advisors of Terra Networks, S.A. and Telefónica S.A., in connection with the tender offer made by Telefónica S.A. On April 13, 2004, the Examining Central Tribunal (Juzgado Central de Instrucción) decided not to admit the claim. The plaintiff appealed the decision and the appeal was rejected by the Tribunal, pending the Tribunal’s resolution of a performance bond imposed on ADICAE, in order to appeal before the Supreme Court (Tribunal Superior).

Lycos, Inc. v. Overture Services, Inc. On October 16, 2003, Lycos, Inc. brought a complaint against Overture Services, Inc. in the United States District Court for the District of Massachusetts. The complaint alleges that Overture breached the anti-assignment, confidentiality, and payment provisions of a services agreement dated September 30, 2001 between the parties in connection with Overture’s merger with a key competitor of Lycos, Yahoo!, Inc. The complaint seeks declaratory relief and damages in an amount to be determined at trial. Overture brought counter-claims against Lycos for breach of contract and breach of the implied covenant of good faith and fair dealing. Overture also brought a claim for patent infringement against Lycos and a third party, FindWhat.com, Inc. Although the time within which to answer Overture’s counter-claims has not passed, Lycos intends to deny the allegations and pursue the lawsuit vigorously. Discovery has not yet commenced.

Valani, et al. v. Lycos, Inc., et al. On July 17, 2003, the plaintiffs brought suit against Lycos, Inc. in the United States District Court for the Northern District of California, alleging that Lycos breached a written contract and an implied covenant of good faith and fair dealing, tortiously interfered with a prospective business advantage and engaged in unfair business practices by failing to make an “earn-out” payment allegedly due and owing under a merger agreement between, among others, Lycos and IMDI. The complaint asserts that the “earn-out” clause of the contract required Lycos to make a payment to the former shareholders of IMDI of up to $15 million. It seeks compensatory and punitive damages in an amount to be determined at trial. Lycos has answered the complaint, denying the relevant allegations, and intends to vigorously defend this lawsuit.

Dividend Policy

Prior to 2004, we never declared or paid any cash dividends. In the last quarter of 2003, our cash flow from operations became positive, and we expect our cash flow from operations for 2004 to be positive as well. This expectation is a forward-looking statement based on various assumptions regarding our operations, cash flow requirements and other factors and is subject to the risks set forth in “Risk Factors” and elsewhere in this annual report on Form 20-F. Actual results may vary materially from this expectation. In light of this performance and other considerations, we proposed to our shareholders’ meeting held on June 22, 2004, a resolution to make a distribution of €2.00 per share, payable to shareholders of record on July 31, 2004. We currently intend to retain future earnings, if any, to finance our business. As a result, we do not anticipate making any additional cash distributions in the foreseeable future.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Our ordinary shares, nominal value two euro each, trade on the New Market segment of the Spanish stock exchanges and on the Automated Quotation System of the Spanish stock exchanges and are quoted under the symbol “TRR.” Our ADSs, each ADS representing one ordinary share, are quoted on the Nasdaq National Market under the symbol “TRLY.” The following table summarizes the high and low trading price for our ordinary shares in Spain and ADSs on Nasdaq from November 1999 (the date of our initial public offering) through May 2004.

SPANISH STOCK EXCHANGES

Period	High	Low
	(euro)
Monthly
May 2004	5.18	4.83
April 2004	5.21	4.96
March 2004	5.24	4.87
February 2004	5.34	4.91
January 2004	5.03	4.80
December 2003	4.93	4.60
November 2003	5.09	4.81

2004
First quarter	5.34	4.80

2003
First quarter	5.03	3.96
Second quarter	5.50	4.38
Third quarter	5.31	4.60
Fourth quarter	5.09	4.60
Full year	5.50	3.86

2002
First quarter	10.07	7.95
Second quarter	8.85	4.17
Third quarter	7.22	3.95
Fourth quarter	5.50	3.71
Full year	10.07	3.71

2001
Full year	18.90	10.22

2000
Full year	157.65	10.53

1999 (from November 17 through December 31)(1)	57.00	26.00

Source:	Bloomberg
(1)	We conducted our initial public offering in November 1999, and thus do not have share price information for the full year 1999.

NASDAQ NATIONAL MARKET
Period	High	Low
	(U.S. dollars)
Monthly
May 2004	6.25	5.70
April 2004	6.25	5.78
March 2004	6.49	5.85
February 2004	6.63	6.07
January 2004	6.38	5.94
December 2003	6.00	5.63
November 2003	5.83	5.56

2004
First quarter	6.63	5.85

2003
First quarter	5.66	4.30
Second quarter	6.95	4.67
Third quarter	6.20	5.22
Fourth quarter	6.00	5.35
Full year	6.95	4.19

2002
First quarter	9.00	6.85
Second quarter	7.85	4.07
Third quarter	7.24	3.76
Fourth quarter	5.32	3.60
Full year	9.00	3.60

2001
Full year	17.63	4.50

2000
Full year	145.25	9.06

1999(1) (from November 17 through December 31)	57.38	28

Source:	Bloomberg
(1)	We conducted our initial public offering in November 1999, and thus do not have share price information for the full year 1999.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Trading on the Nasdaq National Market

ADSs representing our ordinary shares have been quoted on the Nasdaq National Market since November 1999 and trade under the symbol “TRLY.”

Trading on the Spanish stock exchanges

Our ordinary shares are listed on the New Market segment of the Spanish stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our shares have been listed on the Spanish stock exchanges since November 1999 and trade under the symbol “TRR.” As a result of the reduced liquidity of Terra Networks, S.A. shares in the Spanish market resulting from the Telefónica tender offer, the technical assessment committee of the Ibex 35 index has decided to remove Terra Networks from the index, effective January 2, 2004.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2003, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, the Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders for a security within the computerized system which exceed any of the above “static” and “dynamic” ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the “static” and “dynamic” ranges will apply over such reference price. The “static” and “dynamic” ranges applicable to each particular security are established and reviewed periodically by the Sociedad de Bolsas, S.A.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from the Sociedad de Bolsas, S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding binding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	the Sociedad de Bolsas, S.A. finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas, S.A. by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the “Spanish Securities Act”) under which the Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores S.A. (the “Sociedad de Sistemas”) is created.

The Sociedad de Sistemas is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly-owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., has the following functions:

•	bookkeeping of securities represented by means of book entries admitted to trading in the stock markets or in the Public Debt Book Entry Market;

•	managing the clearance and settlement system for the brokerage transactions in the stock markets and at the Public Debt Book Entry Market; and

•	providing technical and operational services directly linked to the registry, clearance and settlement of securities, or any other service required by the Sociedad de Sistemas to be integrated with any other registry, clearance, and settlement systems.

The Sociedad de Sistemas will provide the CNMV, the Banco de España, and the Ministro de Economía with the information that these entities may request regarding the registry, clearance, and settlements performed within the systems managed by the Sociedad de Sistemas.

Transactions carried out on the Spanish stock exchanges are cleared and settled through the Sociedad de Sistemas. Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the Sociedad de Sistemas) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. The Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of the Sociedad de Sistemas as holding the relevant shares in its own name or

•	the investor appearing in the records of the member entity as holding the shares.

The settlement of any transaction must be made three business days following the date on which the transaction was carried out.

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

Spanish Securities Market Legislation

The Spanish Securities Act (Law 24/1988) which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework to regulate trading practices, public offerings, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value-added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

•	The concept of the “investment services company” was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

•	An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anónima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

•	The European principle of “single passport” or “single license” was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the “home country principle”), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the “host country principle”).

•	Spanish investment services companies wishing to render their services overseas must be authorized to do so. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

•	An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

On July 8, 2003, in order to increase the transparency of the Spanish financial markets, the Spanish parliament passed the so-called “Transparency Act” (“Ley de Transparencia”), also known as Ley Aldama. The Act regulates the corporate governance structure of listed companies, setting out new reporting obligations and defining the duties of directors and their legal liabilities. The Transparency Act amends the Securities Market Act of 1988 (24/1988) and the Public Companies Act approved by Spanish Securities Market Legislation.

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

Form and Transfer

The ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise the shareholders’ rights, though joint holders are jointly and severally liable for all obligations arising from their status as shareholders. The Servicio de Compensación y Liquidación de Valores, S.A., which manages the clearance and settlement system of the Spanish stock exchanges, maintains the central registry of shares reflecting the number of shares held by each of its member entities (entidades adheridas) as well as the amount of such shares held by beneficial owners. Each member entity in turn maintains a register of the owners of such shares.

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

C.    MATERIAL CONTRACTS

Material Contracts

Lycos

On May 16, 2000, our board of directors approved several agreements with Lycos pursuant to which we acquired 100% of the shares of Lycos through a share capital increase with a share exchange that we consummated on October 27, 2000.

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

The principal provisions of the Strategic Alliance Framework Agreement can be summarized as follows:

(i)	Reinforcement of the Terra Lycos Group as:

•	exclusive provider of the essential portal elements, use of the brand, aggregator of broad- and narrowband Internet content and services targeting the residential, SoHo and (subject to prior specific agreement) SME segments within the Internet fixed telephony-based access and connectivity services offered by companies belonging to the Telefónica group;

•	preferred supplier of audit, consultancy, management and maintenance services for the Telefónica group’s corporate portals;

•	exclusive provider of online e-learning services for all employees of both the Telefónica group and the Terra Lycos Group; and

•	preferred supplier of online integrated marketing services for the companies in the Telefónica group.

(ii)	The Telefónica group guarantees to purchase a minimum volume of online advertising spaces on our Internet portals.

(iii)	The companies in the Terra Lycos Group shall purchase exclusively from the Telefónica group wholesale Internet access and connectivity services, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

(iv)	The companies in the Terra Lycos Group shall outsource to the Telefónica group the management of all or part of the service and/or operation of the network access elements required for the provision of Internet access to residential, SoHo and, when so agreed, SME clients, provided, however, that such outsourcing is undertaken under the most favored customer terms allowed by regulations.

(v)	The companies in the Terra Lycos Group shall purchase exclusively from the Telefónica group advanced network services and platforms required to build the Terra Lycos service offering to residential, SoHo and (subject to prior specific agreement) SME clients, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Lycos Group a generation of at least €78.5 million per year on average in value, which results from the difference between (i) the operating income generated under the new Strategic Alliance Framework Agreement, together with any cost savings, and (ii) the operating costs directly related to the generation of such income (whether fixed or variable, exclusive or shared, excluding in all cases the structural costs already existing at Terra Lycos), together with possible additional investments required by the Telefónica group which are necessary for the development of Telefónica. Under the Agreement, Telefónica must generate for us at least €78.5 million in value per year, for projects that we have a unilateral right to accept, reject or defer. If Telefónica fails to order us services that are worth €78.5 million and we are therefore unable to provide services to Telefónica due to the need for further technological development of the product or service ordered or for any other reason, we may have to defer our recognition of this revenue until a future fiscal year.

While this Strategic Alliance Framework Agreement does not limit in any way whatsoever our capability to provide Internet access services, this new agreement intends to define the basis for a new model of the relationship between the two groups of companies that improves their respective skills to boost the Internet-related growth of both Terra and Telefónica.

In the weeks following the execution of the Strategic Alliance Framework Agreement we entered into numerous specific agreements involving as parties companies of both the Terra Lycos Group and the Telefónica group. These agreements amend or supplement preexisting arrangements, or establish new relationships which further develop and implement the terms of the Strategic Alliance Framework Agreement. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

In compliance with the terms of the Strategic Alliance Framework Agreement, in 2003, the annual minimum value was generated for the Terra Lycos Group.

The Strategic Alliance Framework Agreement with Telefónica, S.A., together with all agreements ancillary thereto, could be terminated at Telefónica’s option in the event of a change control of Terra Networks, S.A., provided, however, that the change is not caused by (i) the transfer by Telefónica, S.A. of all or part of its participation in Terra Networks, S.A., or (ii) an act or agreement of Telefónica, S.A. with a third party which leads to a change of control that entitles a shareholder other than Telefónica, S.A. to direct the management and administration of Terra directly or indirectly, as the holder of the majority of voting rights or by virtue of agreements entered into with other shareholders. All the agreements entered into pursuant and subject to the Strategic Alliance Framework Agreement would also terminate on that date. Moreover, should such a change of control take place before October 27, 2005, and should Telefónica, S.A. consequently choose to terminate the Strategic Alliance Framework Agreement, Telefónica would be obligated to purchase products and services from the Terra Lycos Group during each quarter included between the termination date and October 26, 2005, on the following terms: (i) $50 million for each quarter the first year, (ii) $56.25 million for each quarter the second year, and (iii) $62.5 million for each quarter the third year.

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

Investment by foreigners domiciled in tax haven jurisdictions (countries identified in Royal Decree 1080/1991 (Decreto Real 1080/1991, de 5 de julio)) is subject to special reporting requirements.

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

Our shareholders’ meeting of April 2, 2003 authorized the acquisition by us or our affiliates of up to five percent of our share capital, including acquisitions of shares in connection with our employee stock option plans. See “Item 10—Additional Information—Employee Stock Option Plan.” This authorization is valid for a period of 18 months from the date of authorization and supersedes previous authorizations.

E.    TAXATION

The following is a general summary of the material Spanish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	who is one of the following:

(i)	a citizen or individual resident of the United States for United States federal income tax purposes,

(ii)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

(iii)	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

(iv)	a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

(b)	who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c)	who holds the shares or ADSs as capital assets;

(d)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Terra Networks, S.A.; and

(e)	whose holding is not effectively connected with (1) a permanent establishment in Spain through which such person carries on or has carried on a business, or (2) a fixed base in Spain from which such person performs or has performed independent personal services.

This summary does not address the tax considerations that may apply to holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, banks or other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, retirement plans, investors holding the shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

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

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends at a 15% tax rate.

Taxation of Extraordinary Distributions

In 2004, we intend to make a special distribution consisting of a distribution of paid-in surplus. Under Spanish law, this distribution is subject to special tax treatment. In general, the amount of this distribution received in cash or in kind is not taxable under Spanish income tax law but instead reduces the acquisition cost of the Terra Networks shares or ADSs for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of the Terra Networks shares or ADSs, the amount of gain realized will be higher). However, if the amount of the distribution received in cash or in kind is greater than the holder’s adjusted acquisition cost for the Terra Networks shares or ADSs, then the amount by which the distribution exceeds the holder’s adjusted acquisition cost generally will be subject to tax in Spain (i) at the tax rate applicable to dividends for holders of shares or ADSs resident in Spain for tax purposes or operating through a permanent establishment in Spain, and (ii) at a 15% tax rate for holders of shares or ADSs not resident in Spain for tax purposes and not operating through a permanent establishment in Spain. If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the Terra Networks shares or ADSs, that U.S. Holder (not operating through a permanent establishment) may be subject to tax on the excess at 15% and be required to file a Spanish Form 210 within one month of the distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish income tax is generally levied at a 35% tax rate on capital gains obtained by nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. Spanish income tax will be levied at a 15% tax rate on capital gains if such gains arise from earnings derived from the transfer or refund of shares and investments in “collective investment schemes” such as investment companies or investment funds.

Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of at least 25% in our capital during the twelve months preceding the disposition of the stock. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty. Beginning July 5, 2004, U.S. Holders must request the Form 6166 certificate of residence by filing Form 8802 with the IRS. The applicant must attach to Form 8802 a signed statement by the Holder declaring that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed. Spanish law requires that both of these forms be filed within one month from the date in which the capital gain is realized.

Spanish Wealth Tax

Individuals who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Individuals who hold shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, nonresidents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their tax advisors with respect to the Spanish Wealth Tax.

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

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax or duties will be levied on such transfers.

United States Federal Income Tax Considerations

Passive Foreign Investment Company Rules

We cannot provide U.S. Holders any assurance that we were not considered a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the 2003 taxable year. PFIC status is determined based on the composition of a company’s income and the market value of its assets from time to time.

If we are treated as a PFIC for any year during a U.S. Holder’s holding period, the U.S. Holder will be subject to special rules that could result in adverse tax consequences. Upon a disposition of shares or ADSs, including a disposition pursuant to an otherwise tax-free reorganization, or on receipt of an “excess distribution” from us (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years), a U.S. Holder generally would recognize ordinary income and would be subject to tax as if the gain or excess distribution had been (i) realized ratably over the Holder’s holding period for the shares or ADSs and (ii) taxable at the highest rates in effect over that period, and would be subject to an interest charge on the deferred tax. Furthermore, any dividends paid by a PFIC will not constitute qualified dividend income and will not be eligible for the new reduced rate of taxation on dividends available to individual U.S. Holders of certain non-U.S. corporations pursuant to recent changes to U.S. federal income tax law.

If the shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election, which may mitigate some of the adverse tax consequences resulting from a company’s PFIC status. Although the matter is not entirely free from doubt, under Treasury regulations, we believe that both our shares and ADRs representing ADSs currently are “regularly traded” on a “qualified exchange.” If a U.S. Holder makes the election, the U.S. Holder generally will include each year as ordinary income the excess, if any, of the fair market value of the shares or ADSs at the end of the taxable year over the Holder’s adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of shares or ADSs will be treated as ordinary income.

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

Taxation of Dividends

We have not paid any distributions to shareholders during the 2003 taxable year. As noted above under “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy,” we expect to pay a significant distribution to shareholders during 2004. It is not possible at this point to have absolute certainty as to the exact manner in which this distribution will be treated for U.S. federal income tax purposes, as the amount of our current and accumulated earnings and profits, as well as our status as a PFIC for 2004, cannot be determined until the close of our taxable year. Further information with respect to the appropriate tax treatment of the distribution will be available in our 2004 Form 20-F. In addition, further information will also be made available to shareholders in accordance with US information reporting requirements applicable to any payment of a distribution.

The gross amount of any distributions (including the amount of any Spanish taxes withheld) paid to a U.S. Holder will be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, based on the U.S. dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a U.S. Holder, in the case of shares, or by the ADS Depositary, in the case of ADSs. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction.

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

Effect of Spanish Withholding Taxes

As discussed above in “Spanish Tax Considerations,” under current law, payments of dividends on the shares or ADSs to foreign investors (including U.S. Holders) are subject to Spanish withholding taxes. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the gross amount of any dividend paid, including Spanish taxes withheld, and then as having paid over the withheld taxes to the Spanish taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder will be greater than the amount of cash the U.S. Holder actually received.

Subject to limitations and restrictions, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld. Dividends paid with respect to shares or ADSs will generally constitute foreign source “passive” income or, in the case of certain holders, “financial services” income for foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of a credit, a U.S. Holder may claim a deduction for any Spanish taxes withheld that are not refundable to it by the Spanish tax authorities. The deduction for foreign taxes paid is only available for taxable years in which the U.S. Holder does not choose to benefit from the foreign tax credit with respect to any foreign taxes.

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

Under the Treaty between the United States and Spain, gains on the sale or other disposition of the shares or ADSs by a U.S. Holder will not be subject to Spanish tax as long as the gain is not attributable to a permanent establishment in Spain, the Holder has not, at any time during the 12-month period before the disposition, held, directly or indirectly, at least 25% of the capital of the company and if the Holder provides the relevant Spanish tax authorities with an IRS certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210, as described above. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. Special rules apply to individuals who are residents of more than one country.

Applicants are advised to submit Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale of shares or ADSs and the procedures available for an exemption from such tax.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

We are also exposed to market risk from changes in the market values of equity securities we hold for investment. We record such investments on our consolidated balance sheet at the lower of cost or market value. For listed securities, market value is based on the lower of the average market price during the last quarter of the year and the market price at year end. For unlisted securities, market value is based on cost, net, if appropriate, of the required allowance for diminution in value. Substantially all of the equity securities held for investment by us at December 31, 2003 were included in Lycos’ portfolio of equity investments when we acquired Lycos. The table below shows information regarding our main equity securities held for investment at December 31, 2002 and December 30, 2003.

	At December 31, 2002
Investment	Number of shares held	Market price per share	Total market value
		(in dollars)	(in millions of dollars)
Fast Search & Transfer	14,127,855	0.54	7.6
Easylink Services Corp.	200,000	0.64	0.1
Amazon.com Inc.	62,262	18.89	1.2
Global Sports	7,927	3.65	0.0
Cross Media	13,073	0.55	0.0
Fairmarket	724,823	1.61	1.2
Autobytel	1,078,344	2.80	3.0
WIT Capital	175,000	1.50	0.3

	At December 31, 2003
Investment	Number of shares held	Market price per share	Total market value
		(in dollars)	(in millions of dollars)
Fast Search & Transfer	14,127,855	2.19	30.9
Easylink Services Corp.	200,000	1.49	0.3
Amazon.com Inc.	62,262	52.62	3.3
GSI Commerce (formerly Global Sports)	7,927	9.75	0.1
Cross Media	13,073	0.00	0.0
Fairmarket	724,823	0.33	0.2
Autobytel	1,078,344	9.11	9.8
Soundview TechGroup (formerly WIT Capital)	175,000	15.49	0.1
Interland	6,861	6.53	0.0

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Our President and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    RESERVED

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Luis Badía Almirall is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Luis Badía Almirall and each of the other members of the Audit Committee are “independent” as defined under Nasdaq Marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.

ITEM 16.B.    CODE OF ETHICS

We have adopted a code of ethics that applies to our President and Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer or Controller, or persons performing similar functions. Our code of ethics is filed as an exhibit to this annual report.

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees accrued for the fiscal years 2003 and 2002 for the various member firms of Deloitte Touche Tohmatsu, International Organization to which Deloitte & Touche España S.L., the auditors of the Telefónica Group, belongs, amounted to €1,390 and €1,294 million, respectively.

The detail of the foregoing amounts, which include the total amounts for the Spanish and foreign companies in which the Terra Group has effective control, is as follows:

	Fee Amount		Percentage of Total Fees
	2003	2002	2003	2002
	(in thousands of euro, except percentages)
Audit Fees(1)	823	787	59.21%	60.82%
Audit-related Fees(2)	429	276	30.86%	21.33%
Tax Fees(3)	64	116	4.60%	8.96%
Non-audit Fees(4)	74	115	5.33%	8.89%

Total	1,390	1,294	100.0%	100.0%

(1)	Audit Fees: The services included under this caption consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit, statutory audits, comfort letters and consents, attestation services, and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees: The services included under this caption are basically due diligence services related to business combinations, advising on International Financial Reporting Standards (IFRS) applicable to the Group, accounting consultations in connection with acquisitions, review of the annual and quarterly information required by regulators relating to costs and quality parameters, and attestation services related to financial reporting that are not required by statute or regulation.
(3)	Tax Fees: The services included under this caption are, among others, consulting and fiscal advising, review of tax returns, studies of transference prices, tax reviews and issuing of opinions of fiscal matters required by local regulations.
(4)	All other Fees: The services included under this caption are coordination of operational procedures for preparing telephone directories worldwide, cost analysis, advising on the internal application of IFRS, assistance in relation to the Sarbanes-Oxley Act, improvement and consolidation of Internet portals, consulting on Internet programs projects and advice in the implantation of specific software.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee proposes the appointment of the auditor, the terms and conditions of its recruitment, the scope of its work and the renewal or termination of its mandate. We also have a policy group whose role is to inform the Audit committee of all audit fees. Furthermore, the Audit Committee is informed of the relevant amount of all other fees.

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a)	List of Financial Statements

(b)	List of Exhibits

1.1	Amended and Restated Bylaws (English translation).*

4.1	Amended and Restated Agreement and Plan of Reorganization dated as of September 20, 2000, among Terra Networks, S.A., Lycos, Inc. and Lycos Virginia, Inc.***

4.2	Amended and Restated Rights Offering Agreement dated as of May 16, 2000, by and among Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.***

4.3	Strategic Alliance Memorandum of Understanding, dated as of May 16, 2000, by and among Bertelsmann AG, Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.**

4.4	Strategic Alliance Memorandum of Understanding, dated as of May 16, 2000, by and among Bertelsmann AG, Terra Networks, S.A. and Lycos, Inc.**

4.5	Letter of Understanding, dated as of May 16, 2000, between Terra Networks, S.A. and Bertelsmann AG.**

4.6	Letter of Intent, dated as of May 16, 2000, between Terra Networks, S.A. and Bertelsmann AG.**

4.7	Statement of Intent, dated as of January 4, 2000, between Argentaria, Caja Postal y Banco Hipotecario, S.A. and Terra Networks, S.A.**

4.8	Statement of Intent, dated as of January 4, 2000, between Argentaria, Caja Postal y Banco Hipotecario, S.A. and Terra Networks, S.A. (English translation).**

4.9	Letter of Intent, dated as of March 2000, by and among Wit Capital Group, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Terra Networks, S.A., ENBA PLC and the shareholders and optionholders listed therein.**

4.10	Series B Convertible Preferred Stock Purchase Agreement, dated as of February 3, 2000, by and among Aremate.com, Inc. and Terra Networks USA, Inc.**

4.11	Agreement for the Supply of Journalistic Content, dated as of April 20, 2000, between Terra Networks Brasil S.A., Agência Estado LTDA., S.A. “O Estado de S. Paulo,” Rádio Eldorado LTDA. and Terra Networks, S.A.**

4.12	Agreement for the Supply of Journalistic Content, dated as of April 20, 2000, between Terra Networks Brasil S.A., Agência Estado LTDA., S.A. “O Estado de S. Paulo,” Rádio Eldorado LTDA. and Terra Networks, S.A. (English translation).**

4.13	Strategic Alliance Framework Agreement, dated as of February 12, 2003, between Telefónica, S.A. and Terra Networks, S.A.*

8.1	List of Subsidiaries.

10.1	Consent of Deloitte Touche Tohmatsu to incorporation by reference.

10.2	Consent of BDO Audiberia to incorporation by reference.

10.3	Consent of KPMG Deutsche Treuhand-Gesellschaft to incorporation by reference.

11.1	Code of Conduct for Financial Officers

12.1	Certification of Joaquín Faura Batlle, President and Chief Executive Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Elías Rodríguez-Viña Cancio, Chief Financial Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Terra Networks’ annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on July 2, 2003.
**	Incorporated by reference to Terra Networks’ annual report on Form 20-F for the fiscal year ended December 31, 1999 filed with the Commission on June 30, 2000.
***	Incorporated by reference to Terra Networks’ registration statement on Form F-4, registration number 333-12208 filed with the Commission on September 21, 2000.

Independent Auditors’ Report

To the Shareholders of

Terra Networks, S.A.:

We have audited the accompanying consolidated balance sheets of TERRA NETWORKS, S.A. and SUBSIDIARIES as of December 31, 2003 and 2002, and the related consolidated statements of operations, for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group’s directors. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Terra Networks España, S.A., for each of the three years in the period ended December 31, 2003 and those of Lycos Europe NV for each of the two years in the period ended December 31, 2003, which statements reflect total assets, net income and revenues representing 5.22%, 0.01% and 33.87% in 2003, 3.33%, 9.60% and 16.21% in 2002 and 6.16%, 19.84% and 18.32% in 2001, respectively, of the related consolidated totals. These financial statements and the amounts included in the reconciliation note of the Company’s financial statements (see Note 22) in respect of these entities were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of Terra Networks, S.A. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and the funds obtained and applied for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended December 31, 2003 and the determination of shareholders’ equity and financial position as of December 31, 2003 and 2002, to the extent summarized in Note 22.

DELOITTE & TOUCHE ESPAÑA, S.L.

Madrid, Spain

February 25, 2004 (except for the note 22, as to which the date is June 25, 2004)

BDO Audiberia	Juan Bravo. 3-B.6º • 28006 Madrid - España
Auditores	Teléfono: Fax:	00 34-914 364 190 00 34-914 364 191/192
Email bdo@bdo.es

AUDITORS’ REPORT ON THE ANNUAL FINANCIAL STATEMENTS

We have audited the accompanying Statement of Financial Position of Terra Networks España, S.A. as of December 31, 2003 and 2002, the related statements of profit and loss for each of the three years in the period ended December 31, 2003, 2002 and 2001 and the reconciliation from generally accepted accounting principles in Spain (Spanish GAAP) to generally accepted accounting principles in the United States of America (US GAAP). These financial statements are the responsibility of the Company’s administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in notes 10 and 11 of the attached notes to the financial statements, the company maintains balances and carries out significant transactions with companies of the Telefónica Group.

As explained in note 1 of the attached notes to the financial statements, the company’s main activity is centered on internet access and portal. The progress of the company is at present in the development and consolidation stage within the framework of a business plan. The financial statements at December 31, 2003 show significant accumulative losses as well as negative working capital. Notwithstanding the above, the company is expected to generate a profit before the end of the period covered by the business plan on the assumption that the business prospects are met and the expected results achieved. To obtain this, the company and its dependants can count on the financial support of the sole shareholder.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 2003 and 2002 and the results of its operations for each of the three years in the period ended December 31, 2003, 2002 and 2001 and the reconciliation from generally accepted accounting principles in Spain (Spanish GAAP) to generally accepted accounting principles in the United States of America (US GAAP) in conformity with generally accepted accounting principles in Spain.

BDO Audiberia

Madrid, Spain

February 6, 2004

Independent Auditors’ Report

To Lycos Europe N.V., Haarlem

We have audited the accompanying consolidated balance sheets of Lycos Europe N.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, statements of changes in shareholders’ equity and comprehensive income, and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lycos Europe N.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2002, the company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Düsseldorf, Germany

January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Stefan Haas	Charlotte Niesserr
Wirtschaftsprüfer	Wirtschaftsprüfêrirc

TERRA NETWORKS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

	Thousands of Euros
	12/31/03	12/31/02
ASSETS
DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL (Notes 4-a and 11)	—	291,857
FIXED AND OTHER NONCURRENT ASSETS
Start-up expenses (Note 7)	892	1,466
Intangible assets (Note 8)-	80,267	57,086
Research and development expenses	—	155
Rights on leased assets	14,338	—
Intellectual property	22,324	23,052
Computer software	94,456	78,627
Intangible assets in progress	2,699	3,977
Other intangible assets	128,131	112,482
Allowances	(14,078)	(19,377)
Accumulated amortization	(167,603)	(141,830)
Property and equipment (Note 9)-	38,301	54,759
Land and structures	14,736	18,312
Plant and machinery	15,163	8,782
Computer hardware	123,974	131,956
Furniture	12,241	14,120
Advances and construction in progress	151	214
Other tangible fixed assets	3,045	8,147
Allowances	(17,042)	(29,233)
Accumulated depreciation	(113,967)	(97,539)
Long-term investments-	546,311	514,864
Investments in companies accounted for by the equity method (Note 6)	68,634	134,863
Other investments (Note 10)	264,096	93,785
Loans to associated companies (Note 14)	16,029	11,902
Other loans	187	297
Long-term deposits and guarantees given	1,722	1,839
Taxes receivable (Note 15)	295,795	291,634
Other long-term investments (Notes 4-a and 11)	—	71,400
Allowance for investments in companies accounted for by the equity method (Note 6)	(3,974)	(4,789)
Investment valuation allowances (Note 10)	(83,906)	(78,653)
Other investment valuation allowances (Note 14)	(12,272)	(7,414)
Long-term treasury stock (Note 11)	126,262	1,858

Total fixed and other noncurrent assets	792,033	630,033

CONSOLIDATION GOODWILL (Notes 4-a and 5)	422,095	627,189

DEFERRED CHARGES	5,818	10,369

CURRENT ASSETS
Inventories	603	415
Accounts receivable-	142,647	147,363
Trade receivables for sales and services	50,995	37,403
Receivable from Telefónica Group companies (Note 13)	57,417	60,545
Receivable from associated companies (Note 14)	1,837	2,870
Taxes receivable (Note 15)	29,741	45,450
Other accounts receivable	2,657	1,095
Short-term investments-	1,590,584	1,734,663
Loans to Telefónica Group companies (Note 13)	1,365,431	1,362,299
Loans to associated companies (Note 14)	—	181
Other short-term investments (Note 4-h)	225,153	372,183
Cash	8,937	26,425
Accrual accounts	24,501	29,194

Total current assets	1,767,272	1,938,060

TOTAL ASSETS	2,987,218	3,497,508

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2003.

	Thousands of Euros
	12/31/03	12/31/02
STOCKHOLDERS’ EQUITY AND LIABILITIES
STOCKHOLDERS’ EQUITY (Note 11)
Capital stock	1,202,936	1,216,321
Additional paid-in capital	5,126,134	5,491,533
Reserves of the Parent Company:
Unrestricted reserves	6	6
Reserves for retired capital stock	39,596	26,211
Reserves for treasury stock	126,262	1,858
Prior years’ income (losses)	(703,941)	111,320
Reserves at fully consolidated companies	(2,289,662)	(1,127,157)
Reserves at companies accounted for by the equity method	(208,092)	(185,451)
Consolidation translation differences	(399,988)	(334,884)
Loss for the year attributable to the Parent Company	(172,710)	(2,008,870)

Total stockholders’ equity	2,720,541	3,190,887

MINORITY INTERESTS (Note 12)	2,961	—

NEGATIVE CONSOLIDATION GOODWILL (Note 4-a)	6,615	7,587

DEFERRED REVENUES	1,000	485

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-h)	22,896	27,375

LONG-TERM PAYABLES TO GROUP COMPANIES (Note 13)	26,192	—

LONG-TERM DEBT	694	6,116

LONG-TERM DEFERRED TAX LIABILITY (NOTE 15)	3,020	2,744

CURRENT LIABILITIES
Payable to credit institutions (Note 8)	7,163	—
Payable to Telefónica Group companies (Note 13)	38,202	34,855
Payable to associated companies (Note 14)	3,105	3,478
Trade accounts payable	98,155	118,879
Other nontrade payables:
Taxes payable (Note 15)	14,497	12,480
Other nontrade payables	32,157	34,738
Accrual accounts	10,020	57,884

Total current liabilities	203,299	262,314

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	2,987,218	3,497,508

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2003.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

2003, 2002 AND 2001 CONSOLIDATED STATEMENTS OF OPERATIONS

	Thousands of Euros
	2003	2002	2001
DEBIT
EXPENSES:
Inventory variation	—	3,839	2,441
Procurements:
Purchases from Telefónica Group companies (Note 16)	142,555	160,122	166,453
Purchases from associated companies	400	361	0
Other purchases and work performed by other companies	122,881	129,297	183,145
Personnel expenses (Note 16)	119,653	165,433	204,969
Depreciation and amortization expense	78,742	142,718	157,426
Variation in operating allowances	7,709	21,613	22,887
Other operating expenses:
Outside services provided by Telefónica Group companies (Note 16)	26,572	12,596	25,023
Outside services provided by associated companies	152	87	58
Outside services and other operating expenses (Note 16)	166,189	270,137	348,554

Total operating expenses	664,853	906,203	1,110,956

Operating income	—	—	—

Interest on debts	3,899	3,977	10,480
Exchange losses	2,442	7,864	13,152
Other financial and similar expenses	4,029	7,467	7,257

Financial income	57,743	63,544	126,262

Share in losses of companies accounted for by the equity method (Note 6)	34,734	148,902	181,732
Amortization of consolidation goodwill (Note 5)	83,269	254,157	386,332

Income from ordinary activities	—	—	—

Variation in investment valuation allowances (Note 10)	—	33,488	12,163
Variation in tangible fixed asset and intangible asset allowances	—	54,199	0
Losses on long-term investments	144	2,866	0
Extraordinary expenses and losses (Note 16)	18,364	994,935	65,533

Extraordinary income	4,534	—	—

Income before taxes and minority interests	—	—	—

Corporate income tax (Note 15)	266	342,625	(363,350)

Net income for the year	—	—	—

CREDIT
REVENUES:
Net sales:
Net sales to Telefónica Group companies (Note 16)	130,615	53,651	28,030
Net sales and services to associated companies	8,905	32,454	1,445
Net sales and services to third parties	405,571	530,841	660,480
Capitalized expenses of Group work on fixed assets	910	1,656	2,488
Other operating revenues from Telefónica Group companies (Note 16)	281	1,989	494
Other operating revenues	345	1,200	575

Total operating revenues (Note 16)	546,627	621,791	693,512

Operating loss	118,226	284,412	417,444

Revenues from equity investments	837	—	—
Revenues from investments in and loans to Telefónica Group companies (Note 16)	35,021	48,989	70,366
Revenues from investments in and loans to associated companies	—	313	8,576
Financial revenues from investment securities and loans	27,810	21,037	57,384
Exchange gains	3,657	8,973	14,009
Other financial and similar revenues	788	3,540	6,816

Financial loss	—	—	—

Reversal of negative consolidation goodwill	972	1,602	2,825

Loss on ordinary activities	177,514	622,325	856,421

Gains on the disposal of long-term investments (Note 2)	10,908	19,734	0
Other extraordinary revenues (Note 16)	12,134	19,422	2,849

Extraordinary loss	—	1,046,332	74,847

Loss before taxes and minority interests	172,980	1,668,657	931,268

Loss attributed to minority interests (Note 12)	536	2,412	1,620

Loss for the year	172,710	2,008,870	566,298

The accompanying Notes 1 to 22 are an integral part of the 2003 consolidated statement of operations.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

Its registered office is at Calle Nicaragua, 54, Barcelona.

Its corporate purpose is the provision and operation of Spanish and international telecommunications services, the provision of related content production services for on-line access, interactive services, and the provision and operation of current and future information and communications services and technologies, subject in all cases to the applicable legislation and to the prior obtainment, where necessary, of such administrative or other authorizations or licenses as might be required. The Parent Company may also engage in the design, development, manufacture and marketing of supplementary equipment and systems for the functioning of said communications and in the provision of services relating to project coordination and management and to the installation, maintenance, operation, management, administration and marketing of, and counseling on, communications systems.

All the business activities composing the corporate purpose may be carried on in Spain and abroad, and the Parent Company may perform them directly or through interests in the business activities of other companies with a similar corporate purpose, either by promoting the foundation or formation of such companies or by acquiring holdings in their capital.

In order to carry on its business activities, Terra Networks, S.A. has incorporated or acquired subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2003, the Terra Networks, S.A. and Subsidiaries Group (“the Terra Lycos Group”) was providing services through direct or indirect holdings in Spain, France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Sweden, Belgium, the U.S., Mexico, Brazil, Guatemala, Argentina, Peru, Chile, Colombia, Venezuela, Uruguay, El Salvador, Costa Rica, Honduras, Nicaragua, Panama, the Dominican Republic, Puerto Rico, China, Singapore, Taiwan, the Philippines, Malaysia, India, Indonesia, Southeast Asia and Thailand (see Exhibit I). The holdings in France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Sweden, Belgium, China, Singapore, Taiwan, the Philippines, Malaysia, India, Indonesia, Southeast Asia and Thailand arose as a result of the merger with Lycos, Inc., which was approved by the Board of Directors of Terra Networks, S.A. on May 16, 2000; the European holdings, other than those in Spain, are owned through Lycos Europe N.V., a subsidiary of Lycos, Inc., and the Asian holdings are owned through Lycos Asia Limited.

Alliances with Bertelsmann AG and Telefónica S.A.

On May 16, 2000, Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG entered into agreements for cooperation in the access to the new content of the Terra Lycos Group and joint marketing campaigns. Under the agreement, Bertelsmann AG would make payments amounting to US$ 325 million for the products and services acquired from the Terra Lycos Group for the two years following the merger between Terra Networks, S.A. and Lycos, Inc. The agreement also established that Bertelsmann AG would make payments totaling US$ 675 million for the products and services acquired from the Terra Lycos Group for the three years following the second anniversary of the merger between the aforementioned companies, and Telefónica S.A. undertook to acquire goods and services from the Terra Lycos Group during that period for the amount of the purchases not made by Bertelsmann AG, up to US$ 675 million. On February 12, 2003, Terra

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Networks, S.A. and Telefónica, S.A. entered into a Framework Strategic Alliance Agreement to replace the strategic agreement of May 16, 2000. Also, all the former signatories of the aforementioned agreement entered into a new preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of on-line communications, development and content services.

The new agreement between Terra Networks, S.A. and Telefónica, S.A. was entered into in response to, on the one hand, the changes in the Internet businesses and, in particular, the development of broadband technology and, on the other, the need to adapt the range of products and services offered by the Terra Lycos Group under the agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

As reflected by a study carried out by an independent appraiser at the request of the Parent Company’s Board of Directors, the capacity of the new strategic alliance agreement to create value for the Terra Lycos Group and its stockholders is at least equal to that of the agreement that it replaces. The alliance makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The framework agreement defines a new model for relations between the two companies that will make it possible to make better use of their respective capabilities to promote their growth on the Internet, in order to harness synergies and create value for the two Groups, generating a minimum value of €78.5 million annually for the Terra Lycos Group throughout the term of the agreement. This amount is the difference between the revenues arising from the services provided under the framework agreement and the costs and investments directly associated therewith. The term of the agreement is six years, extendible for successive 12-month periods (see Note 16).

In compliance with the terms of the Framework Strategic Alliance Agreement, in 2003 the annual minimum value was generated for the Terra Lycos Group.

Tender offer

On June 19, 2003, the Spanish National Securities Market Commission (“CNMV”) authorized Telefónica S.A. to submit a tender offer for all the Terra Networks, S.A. shares listed and traded on the Spanish computerized trading system (continuous market) and on Nasdaq (National Association of Securities Dealers Automated Quotations, U.S.A.), after Telefónica, S.A.1 had submitted the mandatory application for authorization and the information memorandum for the launch of a tender offer, pursuant to the applicable legislation.

The tender offer, as described in the related information memorandum registered with the CNMV on June 19, 2003, was instrumented as an acquisition in cash, the consideration being €5.25 per share of Terra Networks, S.A. The tender offer was subject to the acquisition by Telefónica, S.A. of a number of Terra Networks, S.A. shares which, together with those already owned by Telefónica and frozen until the date of publication of the results of the tender offer, accounted for at least 75% of the capital stock of Terra Networks, S.A. at the date of publication of the results of the tender offer. Also, Telefónica, S.A. expressly reserved the right to waive this condition on the date of expiration of the tender offer acceptance period (July 23, 2003).

On June 26, 2003, the Board of Directors of Terra Networks, S.A., in accordance with the opinion issued by the investment banks Citigroup and Lehman Brothers, deemed that the tender offer for all the shares of Terra

[1]	Resolution adopted at the meeting of the Board of Directors of Telefónica, S.A. on May 28, 2003.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Networks, S.A. to be fair and reasonable for the stockholders. Also, in keeping with this positive assessment, the Board of Directors indicated its willingness to accept the tender offer for the 2,420,468 shares formerly held by Lycos, Inc. The directors who individually owned Terra Networks, S.A. shares and the director appointed by BBVA also indicated their willingness to accept the offer.

On July 25, 2003, the CNMV notified the Parent Company that the tender offer launched by Telefónica, S.A. for 370,675,587 shares of Terra Networks, S.A. had been accepted for 202,092,043 shares, representing 54.52% of the shares for which the tender offer was launched, and 33.60% of the capital stock of Terra Networks, S.A.

Also on July 25, 2003, Telefónica S.A. confirmed through a relevant fact disclosure, its decision to waive the minimum limit to which the tender offer had been restricted, following which the direct holding represented 71.97% of the total capital stock of Terra Networks, S.A.

Acquisition of treasury stock

On December 16, 2003, the Board of Directors of Terra Networks, S.A., pursuant to the powers granted to it by the Stockholders’ Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. owned by Citibank, NA, as the agent bank for the Stock Option Plans established by the Company on the integration of Lycos, Inc. These shares represent 4.41% of the capital stock of Terra Networks S.A. The shares were acquired at the prices at which Citibank, NA had acquired the Lycos Inc shares to cover the latter company’s Stock Option Plans for its employees at the date of their acquisition.

These shares were acquired in order to be able to recognize the new tax asset arising in 2004 and, possibly, in subsequent years. This was achieved through the inclusion of Terra Networks, S.A. in the Telefónica consolidated Tax Group in 2004, since, once the acquisition had been made, Telefónica, S.A.’s ownership interest accounted for 75.29% of the effective capital stock of Terra Networks, S.A. (capital stock less treasury stock).

Terra Networks, S.A. stockholders

Terra Networks, S.A. is listed on the Spanish continuous market (in the special securities trading segment known as the “New Market”) and, consequently, on the four Spanish Stock Exchanges, in addition to the NASDAQ. At its meeting of December 11, 2003, the Technical Advisory Committee of the Ibex Indexes resolved, in accordance with the Technical Standards for the Composition and Calculation of the Ibex 35 indexes, to exclude the Terra Networks (TRR) securities from the Index, effective January 2, 2004.

As of December 31, 2003 and 2002, the Terra Networks, S.A. stockholders were as follows:

	Percentage of Ownership
Stockholder	12/31/03		12/31/02
Telefónica, S.A.	71.97	(*)	38.58
Citibank, NA	—		4.59
Other stockholders	28.03		56.83

Total	100.00		100.00

(*)	Telefónica, S.A.’s effective ownership percentage (capital less treasury stock) is 75.29%.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The purpose of the percentage of Ownership of Citibank, N.A. in 2002 was to provide coverage for the Stock Option Plan for Lycos, Inc. As of December 31, 2003, the item “Other stockholders” includes other holdings such as treasury stock (4.41%), or the holdings of Banco Zaragozano (1.16%) and Caja de Ahorros y Pensiones de Barcelona (1.15%) which purpose is to provide coverage for the Stock Option Plan for the Terra Lycos Group’s employees (see Notes 11, 18-a and 18-b) and, if these options were not exercised, the shares will be retired.

Asset write-downs

Whenever circumstances arise which are likely to lead to significant variances with respect to business projections and, in any case, in the last quarter of the each year, the Company reviews its subsidiaries’ business plans and, on the basis of quantitative and qualitative factors, evaluates whether it is necessary to write down the value of their goodwill and other intangible assets used in their operations. When factors making it necessary to perform write-downs are identified, the Company determines the amount thereof by comparing the book value of the goodwill and other intangible assets with their market value. The Company calculates the market value mainly using the discounted cash flows method, i.e. taking the present value of the estimated future cash flows. At the end of 2003 and 2002 the objective of these analyses based on the estimated future value that each of the businesses and countries will generate, was to determine the recovery of the goodwill, recognized tax assets, and other fixed assets in the consolidated balance sheet of the Terra Lycos Group, in accordance with the accounting principle of prudence in valuation. Additionally, in 2002 an independent appraiser was commissioned to conduct a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represented at that date approximately 50% of the total) and the goodwill associated with the alliance between Bertelsmann AG and Telefónica S.A.

As a result of these studies, in accordance with the accounting principle of prudence in valuation, as of December 31, 2003, consolidation goodwill amounting to €6,452 thousand was written off. As of December 31, 2002, goodwill amounting to €856,657 thousand was written off and capitalized tax credits amounting to €384,530 thousand were reversed. Also, as of December 31, 2002, €56,622 thousand of preopening expenses were written down and tangible fixed asset and intangible asset allowances of €32,573 thousand and €21,648 thousand, respectively, were recorded.

Environmental matters

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

In view of the business activities carried on by the Terra Lycos Group, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

(2)    BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)    True and fair view-

These consolidated financial statements, which were prepared by the Parent Company’s directors from the accounting records of Terra Networks, S.A. and its subsidiaries, are presented in accordance with the Spanish

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

National Chart of Accounts and Royal Decree 1815/1991 approving the rules for the preparation of consolidated financial statements, and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Parent Company and its subsidiaries. The financial statements of the subsidiaries were prepared by each company’s directors in accordance with Spanish accounting principles and standards and with the applicable legislation in the countries in which these companies are located.

The 2003 consolidated financial statements will be submitted for approval by the Parent Company’s Stockholders’ Meeting, and it is considered that they will be approved without any changes.

The consolidated financial statements for 2002 were approved by the Stockholders’ Meeting of Terra Networks, S.A. on April 2, 2003.

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

In 2003 all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Azeler Automoción, S.A., Iniciativas Residenciales en Internet, S.A. and the associated companies of Lycos, Inc. (Lycos Europe N.V., Lycos Asia Limited, Lycos Korea, Inc. and Lycos Ventures LP), which are accounted for by the equity method, since in the case of these companies, although control over their governing bodies is not exercised and a majority of the voting rights is not owned, there is a lasting relationship in which influence is exercised over their management.

In 2003 the consumer finance business line of Finanzia Banco de Crédito, S.A. was integrated into Uno-e Bank, S.A., through a capital increase at Uno-e Bank, S.A. on April 23, 2003, following which the holding of Terra Networks, S.A. stood at 33%. Additionally, under the liquidity agreement signed between Terra Networks, S.A. and BBVA on January 10, 2003, once the integration took place, Terra Networks, S.A. would have the right to sell its holding in Uno-e Bank, S.A. to BBVA at a guaranteed value of €148.5 million, if certain objectives were not met. Accordingly, the net amount of the goodwill on the transaction and the value of the holding, totaling €148.5 million, was reclassified in full to the “Other Investments” caption in the accompanying balance sheet (see Notes 5 and 6).

As of December 31, 2003, all Lycos, Inc.’s minority interests, including most notably those in Fast Search & Transfer ASA and Autobytel, Inc., over whose management a significant influence is not exercised, were recorded at market value, which gave rise to a credit of €21,211 thousand to the “Financial Revenues from Investment Securities and Loans” caption in the accompanying consolidated statement of operations.

In 2002 all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Uno-e Bank, S.A., Azeler Automoción, S.A., OneTravel.com, Inc., Terra Mobile, S.A., Iniciativas Residenciales en Internet, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

N.V., Sympatico Lycos, Inc., Lycos Ventures LP, Fast Search & Transfer ASA and Autobytel, Inc.), which were accounted for by the equity method, since in the case of these companies, although control over their governing bodies is not exercised and a majority of the voting rights is not owned, there is a lasting relationship in which influence is exercised over their management.

Additionally, there are inactive companies, whose effect on the consolidated financial statements is scantly material and which were not included in the scope of consolidation, and other companies in which the Parent Company owns holdings of less than 6%, which are included in the consolidated balance sheet under the “Other Investments” caption at historical cost. The related investment valuation allowances were recorded where necessary (see Note 10).

All material balances and transactions between the consolidated companies were eliminated in consolidation.

The equity of the minority stockholders in the net worth and results of the fully consolidated subsidiaries is recorded under the “Minority Interests” caption on the liability side of the consolidated balance sheet and the “Loss Attributed to Minority Interests” caption in the consolidated statement of operations, respectively.

The result of accounting for the investments in associated companies by the equity method is reflected under the “Investments Accounted for by the Equity Method” caption on the asset side of the consolidated balance sheet and the “Share in Losses of Companies Accounted for by the Equity Method” caption in the consolidated statement of operations, respectively.

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated companies to the Parent Company’s accounts, since it is considered that these reserves will be used as self-financing resources by the respective consolidated companies.

c)    Comparative information-

One Travel.com, Inc., which was 39.6% indirectly owned by Terra Networks S.A. as of December 31, 2002, was accounted for by the equity method in 2002, pursuant to, inter alia, Article 11 of Royal Decree 1815 approving the rules for the preparation of consolidated financial statements. This holding was fully consolidated on April 18, 2003, the date on which a majority of the voting rights in this company was obtained (see Note 6).

As described in Note 2-b, following the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A. through a capital increase at the latter company on April 23, 2003, the holding owned by Terra Networks, S.A. stood at 33%. Additionally, under the liquidity agreement signed between Terra Networks, S.A. and BBVA on January 10, 2003, once the integration took place, Terra Networks, S.A. would have the right to sell its holding in Uno-e Bank, S.A. to BBVA at a guaranteed value of €148.5 million, if certain objectives were not met. Accordingly, the net amount of the goodwill on the transaction and the value of the holding, totaling €148.5 million, was reclassified in full to the “Other Investments” caption in the accompanying balance sheet.

Various minority interests of Lycos, Inc. (mainly in Fast Search & Transfer ASA and Autobytel, Inc.) are classified in the “Other Investments” caption, since control was not exercised over their governing bodies, a majority of the voting rights was not held, there was no lasting relationship with them and influence was not exercised over their management. In 2003, the value of these investments on the consolidated statement of

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

operations was reclassified from the “Variation in Investment Valuation Allowances” caption to the “Financial Revenues from Investment Securities and Loans” caption.

d)    Scope of consolidation-

The consolidated Terra Lycos Group companies and information thereon are described in Exhibit I.

The main changes in the scope of consolidation in 2003 and 2002 were as follows (in chronological order):

d.1.)    Subsidiaries-

•	OneTravel.com, Inc.-

On April 18, 2003, the Terra Lycos Group acquired a majority of voting rights in this company, increasing its holding from 39.6% as of December 31, 2002, to 52.07%. In August 2003 the Terra Lycos Group concluded the share purchase agreements by virtue of which its holding in the capital stock of OneTravel.com, Inc., was increased from 52.07% to 54.15%. The effective amount disbursed in 2003 was 3,330 thousand euros.

•	Terra Networks Latam E.T.V.E, S.L.-

In December 2003 a corporate reorganization was carried out through the contribution by Terra Networks, S.A. to Terra Networks Latam, S.L. (a wholly-owned subsidiary) of the former’s holdings in 2003 in certain foreign companies located in Latin America, at their net book value. The Latin American holdings were also reorganized within the Group, involving their sale to various Terra Lycos Group companies by Terra Networks Latam E.T.V.E., S.L. at their net book values (see Exhibit I).

•	Capital increases without changes in percentages of ownership-

The detail of the capital increases at the Group’s foreign subsidiaries in 2003 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Debt to Capital Stock		Capital Increase through Fully Subscribed Monetary Contribution
T.N Guatemala, S.A.	—		1,450
T.N. Brasil, S.A.	26,500		—
T.N. México Holding, S.A. de C.V.	4,008	(*)	7,000
T.N. Argentina, S.A.	8,653		2,850
T.N. Venezuela, S.A.	—		400
T.N. Colombia Holding S.A.	—		5,300

(*)	Amount in thousands of euros.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The detail of the capital increases at the Group’s foreign subsidiaries in 2002 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Debt into Capital Stock	Capital Increase through Fully Subscribed Monetary Contribution
T.N Guatemala, S.A.	—	1,100
T.N. Perú, S.A.	4,976	—
T.N. México Holding, S.A. de C.V.	—	34,500
T.N. Chile Holding Ltda.	—	1,700
T.N. Venezuela, S.A.	—	3,125
T.N. Colombia Holding S.A.	—	7,700

Additionally, in 2003 Terra Networks Uruguay, S.A., Terra Global Management, Inc., and Bumeran Participaciones, S.L. were dissolved and liquidated.

d.2)    Associated companies-

Uno-e Bank, S.A.-

Pursuant to the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for €160,434 thousand.

On May 15, 2002, Terra Networks, S.A. and BBVA (BBVA) signed a memorandum of understanding to integrate the consumer finance line of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the relevant internal and administrative authorizations. Following the integration process, the holdings of Terra Networks, S.A. and the BBVA Group in Uno-e Bank, S.A. would stand at 33% and 67%, respectively.

On the same date (May 15, 2002), BBVA and Terra Networks, S.A. signed a liquidity agreement which established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank S.A. shares owned by Terra Networks, S.A., which would be modified if a definitive agreement were to be reached on the integration of the consumer finance business lines of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. According to the modified terms, BBVA would lose its right to purchase and Terra Networks, S.A. would maintain its right to sell but only at the market value determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that would replace that dated May 15, 2002, once the aforementioned integration had taken place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire,

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at its market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the aforementioned liquidity agreement.

In compliance with the terms of the aforementioned Agreement of January 10, 2003, and after obtaining the necessary authorizations, on April 23, 2003, BBVA and Terra Networks, S.A., at the Special Stockholders’ Meeting of Uno-e Bank, S.A., unanimously approved a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Crédito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders’ Meeting held on the same date approved the contribution and the subscription in full of the capital increase. This capital increase was recorded in a public deed dated June 19, 2003 and registered in the Mercantile Register on July 16, 2003.

This capital increase entailed the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-e Bank, S.A. stood at 67% and 33%, respectively.

Terra Mobile, S.A.-

In June 2003 Terra Mobile, S.A. increased capital by €40 million to restore its net worth equilibrium. Terra Networks, S.A. contributed €8 million in cash in this increase. Subsequently, Terra Networks, S.A. sold its holding in the company for €1 to Telefónica Móviles, S.A., making the latter the sole shareholder of Terra Mobile. The sale gave rise to a gain of €10,526 thousand, since Terra Networks had recorded an allowance for the investment value at the negative underlying book value of Terra Mobile, S.A. This gain is recorded under the “Gains on the Disposal of Long-Term Investments” caption in the accompanying 2003 consolidated statement of operations.

Lycos Korea, Inc.-

In August 2002 Lycos, Inc. sold its holding in Lycos Korea, Inc., and entered into a strategic agreement with Lycos Korea, Inc. which grants the latter the use under a license of the Lycos brand name and of certain Lycos products. The gain obtained on the sale amounted to €10,616 thousand.

Sympatico Lycos, Inc.-

In September 2002 Lycos, Inc. formalized the sale of its minority holding in the Canadian company Sympatico Lycos, Inc., and entered into a strategic agreement with Sympatico Lycos, Inc. which grants the latter the use under a license of the Lycos brand name and of certain Lycos products. The gain obtained on the sale of the aforementioned holding amounted to €8,493 thousand.

Lycos Japan, K.K.-

In December 2002 the holding in Lycos Japan, K.K. was sold in full, giving rise to a loss of €2,465 thousand.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Capital increases–

The detail of the capital increases at associated Terra Lycos Group companies in 2003 is as follows (amounts in thousands of euros):

Company	Capital Increase through Conversion of Debt into Capital	Capital Increase through Fully Subscribed Monetary Contribution
Terra Mobile, S.A.	—	8,000
Inversis Networks, S.A.	—	2,539

The detail of the capital increases at associated companies of the Terra Lycos Group in 2002 is as follows (amounts in thousands of euros):

Company	Capital Increase through Conversion of Debt into Capital	Capital Increase through Fully Subscribed Monetary Contribution
Terra Mobile, S.A.	6,029	27,500
Uno-e Bank, S.A.	—	29,400
Inversis Networks, S.A.	—	1,707
One Travel.com, Inc.	8,021	2,292
Emplaza, S.A.	—	1,351
Iniciativas Residenciales en Internet, S.A.	—	2,404
Azeler Automoción, S.A.	—	990

(3)    ALLOCATION OF LOSS

The Parent Company’s directors propose that the loss for 2003 be allocated in full to “Accumulated Losses”.

(4)    VALUATION STANDARDS

The main valuation methods applied by the Parent Company in preparing the accompanying consolidated financial statements were as follows:

a)    Consolidation goodwill-

Consolidation goodwill relates to the positive difference between the amounts paid to acquire the subsidiaries and the value of the proportional part of their equity at the acquisition date, net of value adjustments and allowances recorded before the date of first-time consolidation and prior to uniformity adjustments.

Pursuant to Royal Decree 1815/1991 regulating the rules for the consolidation and integration of companies, the difference arising in first-time consolidation between the acquisition cost recorded by the acquiring company and the equity of the acquired company is recorded under the “Consolidation Goodwill” caption on the asset side of the consolidated balance sheet. The recoverability of the goodwill depends on the fulfillment of the future business plans prepared by the Group. In view of the nature of any business plan, which is based on future expectations, significant differences may arise between the projected and actual results.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

•	Amortization and write-down of goodwill

The Parent Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

The amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A., which will be recovered in proportion to the term of the agreement.

At each year-end, studies are made of the subsidiaries’ business plans, based on the new circumstances in the market in general and in the Internet industry in particular. The objective of these analyses is to determine the recovery of the goodwill, recognized tax assets, and of other fixed assets on the consolidated balance sheet of the Terra Lycos Group, on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of these studies, and in accordance with the accounting principle of prudence, the unamortized consolidation goodwill was written down by €6,452 thousand as of December 31, 2003 (see Notes 5 and 16) and by €856,657 thousand as of December 31, 2002.

The goodwill generated in 2003 amounted to €3,730 thousand, arising from the increases in the holding in OneTravel.com, Inc. €83,269 thousand of amortization of consolidation goodwill were charged to the 2003 consolidated statement of operations (see Note 5).

The goodwill arising from the acquisitions made in 2002 amounted to €3,523 thousand. The charge to the 2002 consolidated statement of operations in connection with the €254,157 thousand of amortization of consolidation goodwill were charged to the 2002 consolidated statement of operations (see Note 5).

•	Goodwill arising from the acquisition of Lycos, Inc.

For the purposes of calculating the goodwill arising from the acquisition of Lycos, Inc., the acquisition cost recorded in the individual financial statements of Terra Networks, S.A. (capital increase of 302,031,974 shares issued at a par value of €11 each plus the expenses relating to the transaction) was broken down in two different tranches:

1.- New shares of Terra Networks, S.A. issued, subscribed and paid in full, to cover the current shares of Lycos, Inc. (239,491,725 shares issued at a par value of €11 each plus the expenses associated with the transaction). These shares issued by Terra Networks, S.A. covered 111,391,500 shares of Lycos, Inc. at an exchange ratio of 2.15.

2.- New shares of Terra Networks, S.A. issued, subscribed and paid in full, to cover the shares of Lycos, Inc. issued and subscribed relating to the aforementioned company’s employees’ stock option plans (62,540,249 shares issued at a value of €11 each). Until December 2003 these shares were deposited at Citibank, NA under a share deposit agreement (see Note 11). These shares issued by Terra Networks, S.A. covered 29,088,488 Lycos, Inc. shares at a share exchange ratio of 2.15.

For accounting purposes, a distinction was drawn between:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares).

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price less than €11 (17,875,355 shares).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The different accounting treatment of the differences between the acquisition price recorded in the 2A and 2B tranches and the acquired company’s equity is detailed below:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares).

This asset, valued at €11 per share and recorded under the “Long-Term Investments” caption in the individual financial statements of Terra Networks, S.A., was reclassified for the purposes of the consolidated financial statements to the “Due from Stockholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet for an initial amount of €491,314 thousand. As the employees exercised the options covered by these shares, the balance of the “Due from Stockholders for Uncalled Capital” caption was reduced, and the positive difference between the exercise price paid by the employee and €11 was recorded in the accompanying consolidated financial statements under the “Negative Consolidation Goodwill” caption on the liability side of the consolidated balance sheet. This difference is being allocated to income over the remaining period over which the goodwill which initially arose in the transaction is being amortized, up to a maximum of ten years from the acquisition date (October 27, 2000).

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price of less than €11 (17,875,355 shares).

This asset, recorded under the “Long-Term Investments” caption in the individual financial statements of Terra Networks, S.A., was initially reclassified for the purposes of the consolidated financial statements to the “Due from Stockholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet for the effective exercise price of the options (€83,474 thousand), and the difference of €113,153 thousand between this price and €11 was recorded as additional goodwill. This goodwill will is being allocated to income on a straight-line basis over a maximum period of ten years. As the employees exercised the options covered by these shares, the balance of the “Due from Stockholders for Uncalled Capital” caption was reduced.

On October 27, 2000, Terra Networks, S.A. and Citibank, NA (the custodian of the options—see Note 11) entered into a contract to regulate all matters relating to the Stock Option Plans on Terra Networks, S.A. shares. Under this contract, Terra Networks, S.A. will be able to take possession of the shares held by the Agent Bank, for €11 per share, for their subsequent delivery to the beneficiaries of the plans once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A., in accordance with the resolutions of the Company’s Stockholders’ Meetings of June 8, 2000 and April 2, 2003, will have to acquire the excess shares and then retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

On December 16, 2003, the Board of Directors of Terra Networks, S.A., using the powers granted to it by the Stockholders’ Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of the 26,525,732 shares of Terra Networks, S.A. held by Citibank, NA, as the agent bank for the option plans which were assumed by Terra Networks, S.A. when Lycos, Inc. was integrated, that were still covering these option plans. For accounting purposes, this entailed the reclassification of the amounts at which these shares were valued from the “Due from Stockholders for Uncalled Capital” (for options still open) and “Other Long-Term Investments” (for expired or cancelled options) accounts to the “Treasury Stock” account.

As of December 31, 2003, there were 7,253,534 shares covering the options of Lycos, Inc. employees that will not be exercised (either because their option exercise period has expired or because the employees to whom

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

these options were granted are no longer at the company) and which as of that date formed part of the capital stock and additional paid-in capital of Terra Networks, S.A. These shares must be presented by the Board of Directors of Terra Networks S.A. to the Stockholders’ Meeting for their retirement. Also, as of December 31, 2003, there were 19,272,198 shares covering the options of Lycos, Inc. employees which have not yet been exercised and which as of that date formed part of capital stock and additional paid-in capital. The balancing item of €126,262 thousand is recorded under the “Treasury Stock” caption.

Note 18-b shows the detail of the variations in the options under the Lycos, Inc. employee stock option plan.

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

d)    Translation of the financial statements of consolidated foreign companies-

The financial statements of the Terra Lycos Group subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

1.	Capital stock and reserves, which were translated at historical exchange rates.

2.	Goodwill arising at the Parent Company on the acquisition of a foreign holding, either directly or through a portfolio company in the country concerned, which, together with the related amortization, was translated at the historical exchange rates.

3.	Income statement items, which were translated at the average exchange rates for the year. The amortization of goodwill of the Parent Company was translated at historical exchange rates, as described above.

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

They relate mainly to expenses associated with the public offerings and initial public offerings, such as lawyers’ fees, public deed and registration expenses, security underwriting and placement fees, etc., and advertising expenses incurred in launching the Terra brand name and publicizing the aforementioned public offerings.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The Terra Lycos Group amortizes start-up expenses on a straight-line basis over five years. As described in Note 1 and based on the annual review of future earnings expectations obtained from the business plans, in 2002, in accordance with the accounting principle of prudence in valuation, substantially all the unamortized start-up expenses as of December 31, 2002, were written off, giving rise to a charge of €56,622 thousand to the consolidated statement of operations, which is recorded under the “Other Extraordinary Expenses” caption.

€910 thousand and €26,256 thousand of amortization of start-up expenses were charged to the consolidated statement of operations in 2003 and 2002, respectively (see Note 7).

f)    Intangible assets-

The intangible assets relate mainly to rights on leased assets, intellectual property, computer software and other intangible rights.

The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under the contracts currently in force, which relate mainly to computer hardware, are being amortized on a straight-line basis over the useful life of the hardware.

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

The “Other Intangible Assets” caption includes intangible rights relating to the acquisition of franchises and customer rosters from third parties, which are amortized on a straight-line basis over three and five years, as well as rights acquired under long-term service and content contracts, which are amortized on a straight-line basis over the contract term, and rights of use of Internet capacity.

The contribution of the intangible assets to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the net book value of the assets. In 2002 provisions for the decline in value of intangible assets totaling €21,648 thousand were recorded (see Note 8).

€43,055 thousand and €72,956 thousand of amortization of intangible assets were charged to the consolidated statement of operations in 2003 and 2002, respectively (see Note 8).

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

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The contribution of property and equipment to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the net book value of the assets. In 2002 provisions for the decline in value of property and equipment totaling €32,573 thousand were recorded (see Note 9).

The Group depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Structures	5-8
Plant	5-10
Furniture	6-11
Computer hardware	2-5
Other tangible fixed assets	4-6
Other fixtures	10

€34,777 thousand and €43,506 thousand of depreciation of property and equipment were charged to the 2003 and 2002 consolidated statements of operations, respectively (see Note 9).

h)    Long- and short-term investments-

Nonconsolidated shareholdings and shareholdings accounted for by the equity method are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1.	Listed securities:

The market value was taken to be the lower of the average market price in the last quarter or market price at year-end.

2.	Unlisted securities and companies accounted for by the equity method:

The market value was taken to be the underlying book value of the investments adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

As mentioned in Note 2, the investment in Uno-e Bank, S.A. is valued at the guaranteed amount of €148.5 million based on the capital increase at this company, following which the final holding of Terra Networks, S.A. was 33% and it acquired the right to sell it to BBVA for the aforementioned amount.

Unrealized losses (cost higher than market value or underlying book value at year-end) are recorded under the “Investment Valuation Allowances “ caption up to the limit of cost. Should unrealized losses exceed cost, reducing the cost value to zero, the overprovision is reclassified for the purposes of the consolidated balance to the liability “Provisions for Contingencies and Expenses” caption.

The “Loans to Telefónica Group Companies” caption includes mainly short-term investments of cash surpluses in Telefónica y Finanzas, S.A. by Terra Networks, S.A. and various Terra Lycos Group companies, which earn interest at market rates (see Note 13) which as of December 31, 2003 and 2002, amounted to €1,365,307 thousand and €1,362, 299 thousand, respectively.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The “Other Short-Term Investments” caption includes mainly the investments of Lycos, Inc. in monetary assets in the form of deposits at various financial institutions in U.S. dollars, which earn interest at market rates. These short-term investments amounted to US$ 274,689 thousand and US$ 378,806 thousand as of December 31, 2003 and 2002, the equivalent euro value being €217,491 thousand and €361,214 thousand as of December 31, 2003 and 2002, respectively.

i)    Classification of receivables and payables-

In the accompanying consolidated balance sheets, receivables and payables maturing in under 12 months from year-end are classified as short-term items and those maturing at over 12 months as long-term items.

j)    Inventories-

Inventories are valued at the lower of cost or market. Obsolete, defective or slow-moving inventories have been reduced to realizable value. Allowances for the decline in value of inventories are recorded on the basis of the loss in value and turnover and also when promotional sales are made at a price below the acquisition or production cost.

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

k)    Treasury stock-

Treasury stock is valued at the lower of cost, comprising the total amount paid for its acquisition, or market. The market value is taken to be the lower of underlying book value, the average market price in the last quarter of the year or the year-end market price.

The amount reflected in the “Treasury Stock” account arose mainly as a result, as described in Notes 1 and 2-a, of the reclassifications from the “Due from Stockholders for Uncalled Capital” and “Other Long-Term Investments” accounts due to the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. held by Citibank, NA as the agent bank for the stock option plans assumed by the Company as a result of the integration of Lycos Inc. Additionally, Lycos, Inc. acquired 18,920 shares for a total amount of €1 thousand as a result of former agreements between Lycos, Inc. and CMGI Group, corresponding to stocks options granted to the Lycos employees in the initial stage of the company. As a result, as of December 31, 2003, there were 26,544,652 shares of treasury stock representing 4.41% of capital stock.

An adjustment of €165,521 thousand was made to the value of the treasury stock due to the difference between the acquisition price of these shares and their underlying book value, and this amount was charged to “Additional paid-in capital” since these shares are not for unrestricted use (see Note 11). Terra Networks, S.A. continues to guarantee coverage of the options plans, since these shares were acquired exclusively to be delivered to its employees or to be sold on their behalf when they exercise their options or, pursuant to the resolutions of the Stockholders’ Meetings of June 8, 2000 and April 2, 2003, to be retired if the options are not exercised before they mature.

The Company recorded the related restricted reserve pursuant to Article 79.3 of the revised Corporations Law (see Note 11-c).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

In 2003 and 2002 the Company, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the losses of these years. In 2002 it reversed the tax assets recorded in prior years since, based on the current business plans, their recoverability within the next ten years was not reasonably assured (see Note 15).

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

Certain Terra Group companies, mainly Terra Networks España, S.A. and Terra Networks Brasil, S.A., have entered into agreements with Telefónica Group companies for the sale of software package licenses and for the associated maintenance and support services. The software packages consist of applications that enable the Telefónica Group companies to include more features in their broad and narrow band retail Internet access services for residential and business customers.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The revenues from the sale of the aforementioned software licenses and initial charges are recorded when the licenses are delivered and title to them is transferred, since the associated costs have already been incurred by the delivery date. The software maintenance and support revenues are recorded when the services are provided (pursuant to the agreement, on a monthly basis). The main transactions with Telefónica Group companies are disclosed in Note 16.

For transactions in which the subsidiary One Travel.com. Inc (which operates as an on-line travel agency) bills the end customer for the total amount of the fare including taxes, assumes the risk of credit or default on the part of the end customer and has a minimum purchase commitment with its main supplier or is authorized to establish the definitive price to be paid by the end customer, the “Net Sales and Services” caption includes the full amount billed. The “Other Purchases and Work Performed by Other Companies” caption includes the full cost of the products sold. This company has been fully consolidated since April 2003, and €31,193 thousand and €27,437 thousand were recorded under the “Net Sales” and “Other Purchases and Work Performed by Other Companies” captions, respectively.

(5)    CONSOLIDATION GOODWILL

The variations in 2003 and 2002 in this caption in the accompanying consolidated balance sheet were as follows:

	Balance at 01/01/03	Additions	Retirements /Transfers	Amorti- zation	Write- downs	Translation Differences	Balance at 12/31/03
	Thousands of Euros
Terra Networks Brasil, S.A.	107,048	—	—	(16,465)	—	—	90,583
Subsidiaries of Terra Networks Brasil, S.A.	4,505	—	(1,083)	(1,883)	—	200	1,739
Terra Networks Guatemala, S.A.	2,009	—	—	(305)	—	—	1,704
Terra Networks Chile, S.A.	24,206	—	—	(3,541)	—	(9)	20,656
Lycos, Inc.	98,639	—	(2,216)	(13,335)	—	(5,153)	77,935
Strategic alliance with Telefónica, S.A.	256,666	—	—	(42,778)	—	—	213,888
Ifigenia Plus, S.L.	7,445	—	—	(993)	(6,452)	—	—
One Travel.com, Inc.	—	3,730	13,784	(2,039)	—	115	15,590

Goodwill arising at fully or proportionally consolidated companies	500,518	3,730	10,485	(81,339)	(6,452)	(4,847)	422,095

Goodwill arising at companies accounted for by the equity method	126,671	—	(124,741)	(1,930)	—	—	—

Total	627,189	3,730	(114,256)	(83,269)	(6,452)	(4,847)	422,095

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

	Balance at 01/01/02	Additions	Retirements /Transfers	Amorti- zation	Write- downs	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Ordenamiento de Links Especializados, S.L.	6,301	—	—	(868)	(5,433)	—	—
Terra Networks Brasil, S.A.	123,516	—	—	(16,468)	—	—	107,048
Subsidiaries of Terra Networks Brasil, S.A.	9,262	—	—	(2,372)	—	(2,385)	4,505
Terra Networks Guatemala, S.A.	2,309	—	—	(300)	—	—	2,009
Terra Networks Argentina, S.A.	2,661	—	—	(337)	(2,324)	—	—
Terra Networks México Holding, S.A. de C.V.	148,238	—	—	(18,765)	(129,473)	—	—
Terra Networks México, S.A. de C.V.	842	—	—	(842)	—	—	—
Subsidiaries of Terra Networks México, S.A. de C.V.	764	—	—	(764)	—	—	—
Terra Networks Chile, S.A.	27,746	—	—	(3,540)	—	—	24,206
Lycos, Inc.	996,930	—	(5,219)	(119,523)	(696,448)	(77,101)	98,639
Bertelsmann/Telefónica strategic alliance	328,333	—	—	(71,667)	—	—	256,666
Terra Networks Venezuela, S.A.	3,246	—	—	(391)	(2,855)	—	—
Terra Networks Colombia Holding, S.A.	16,612	—	—	(1,935)	(14,677)	—	—
Ifigenia Plus, S.L.	8,438	—	—	(993)	—	—	7,445
Bumeran Participaciones, S.L.	4,496	279	—	(697)	(4,078)	—	—

Goodwill arising at fully or proportionally consolidated companies	1,679,694	279	(5,219)	(239,462)	(855,288)	(79,486)	500,518

Goodwill arising at companies accounted for by the equity method	139,491	3,244	—	(14,695)	(1,369)	—	126,671

Total	1,819,185	3,523	(5,219)	(254,157)	(856,657)	(79,486)	627,189

The additions to goodwill in 2003 and 2002 arose as a result of the acquisitions of holdings in the various Terra Lycos Group companies (see Exhibit I). The amortization relates to the period from the date of acquisition of the holdings through December 31, 2003 and 2002, respectively.

The “Transfers” column for 2003, as described in Note 2-d, includes €110,957 thousand relating to the reclassification of the full amount the goodwill of Uno-e Bank, S.A. to the “Other Investments” caption in the accompanying consolidated balance sheet.

As indicated in Notes 1 and 4-a, as of December 31, 2003 and 2002, the unamortized balance of the goodwill was written down by €6,452 thousand and €856,657 thousand, respectively, and these amounts were recorded with a charge to the “Extraordinary Expenses and Losses” caption in the accompanying consolidated statements of operations (see Note 16).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(6)    INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

The variations in 2003 and 2002 in this caption in the consolidated balance sheet and in the related allowances for decline in value were as follows:

	Balance at 01/01/03	Additions	Retire- ments	Share in Income (Losses)	Transfers	Translation Differences	Balance at 12/31/03
	Thousands of Euros
CIERV, S.L.	—	—	—	(1,268)	1,268	—	—
De remate.com, Inc.	4,789	—	—	—	—	(814)	3,975
OneTravel.com, Inc.	3,702	2,730	—	(126)	(5,795)	(511)	—
Uno-e Bank, S.A.	39,929	—	—	(2,383)	(37,546)	—	—
Azeler Automoción, S.A.	1,136	—	—	(546)	—	—	590
Rumbo, S.A.	—	—	—	(2,947)	2,947	—	—
Terra Mobile	—	8,000	(8,000)	—	—	—	—
A Tu Hora, S.A.	1,897	—	—	(1,897)	—	—	—
Lycos Asia Limited	—	—	—	(8,069)	7,210	859	—
Lycos Korea, Inc.	—			1,213	(1,093)	(120)	—
Lycos Europe N.V.	79,779	—	—	(17,632)	—	(208)	61,939
Lycos Ventures LP	1,732	12	(174)	(71)	10	(270)	1,239
Iniciativas Residenciales en Internet, S.A.	1,899	—	—	(1,008)	—	—	891

Investments in companies accounted for by the equity method	134,863	10,742	(8,174)	(34,734)	(32,999)	(1,064)	68,634

Allowances	(4,789)	—	—	—	—	815	(3,974)

	Balance at 01/01/02	Additions	Retire- ments	Share in Income (Losses)	Transfers	Other Variations	Translation Differences	Balance at 12/31/02
	Thousands of Euros
CIERV, S.L.	—	—	—	(3,804)	3,804	—	—	—
De remate.com, Inc.	5,644	—	—	—	—	—	(855)	4,789
OneTravel.com, Inc.	—	10,313	—	(696)	(3,873)	—	(2,042)	3,702
Terra Mobile, S.A.	—	33,529	—	(46,648)	13,016	—	103	—
Uno-e Bank, S.A.	22,472	29,398	—	(11,941)	—	—	—	39,929
Azeler Automoción, S.A.	2,771	990	—	(2,614)	(11)	—	—	1,136
Emplaza, S.A.	691	1,244	—	—	—	(1,935)	—	—
Rumbo, S.A.	2,067	—	—	(2,317)	250	—	—	—
A Tu Hora, S.A.	3,245	—	—	(1,348)	—	—	—	1,897
Lycos Japan K.K.	1,894	10,324	(6,184)	(5,932)	—	—	(102)	—
Lycos Asia Limited	—	—	—	(6,788)	6,097	—	691	—
Lycos Korea, Inc.	—	—	—	(1,466)	1,317	—	149	—
Lycos Europe N.V.	189,334	—	—	(60,097)	—	(50,200)	742	79,779
Sympatico Lycos, Inc.	—	103	—	(103)	—	—	—	—
Lycos Ventures LP	4,490	308	—	(2,624)	—	—	(442)	1,732
Autobytel, Inc.	17,840	—	—	(808)	—	(16,069)	(963)	—
Fast Search & Transfer ASA	24,547	—	—	234	—	(23,456)	(1,325)	—
Iniciativas Residenciales en Internet, S.A.	—	2,404	—	(1,950)	1,445	—	—	1,899

Investments in companies accounted for by the equity method	274,995	88,613	(6,184)	(148,902)	22,045	(91,660)	(4,044)	134,863

Allowances	(5,644)	—	—	—	—	—	855	(4,789)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

In 2003 the “Transfers” column, as explained in Note 2-b, includes the reclassification of the investment in Uno-e Bank, S.A., together with the related goodwill, to the “Other Investments” caption in the accompanying consolidated balance sheet.

Also, in 2003 and 2002 the “Transfers” column includes the reclassification of the accounts payable by the companies accounted for by the equity method to the long-term “Provisions for Contingencies and Expenses” caption on the liability side of the consolidated balance sheet (see Note 4-h).

In 2002 the “Other Variations” column includes the reclassification to the “Other Investments” caption of the cost of the minority holdings owned by Lycos, Inc. in Fast Search & Transfer ASA and Autobytel, Inc., which instead of being accounted for by the equity method were recorded at their market value (see Note 2-b).

On January 17, 2003, the Stockholders’ Meeting of Lycos Europe, N.V. resolved to retire 27,277,144 shares of treasury stock. As a result of this transaction, the Terra Lycos Group’s ownership interest in Lycos Europe, N.V. increased from 29.5% to 32.1%.

(7)    START-UP EXPENSES

The variations in this caption in 2003 and 2002 were as follows:

Thousands of Euros
Balance at January 1, 2002	85,838
Inclusion of companies	69
Translation differences	(1,563)
Amortization	(26,256)
Write-downs	(56,622)
Balance at December 31, 2002	1,466
Inclusion of companies	488
Exclusion of companies	(81)
Translation differences	(71)
Amortization	(910)

Balance at December 31, 2003	892

The “Inclusion of Companies” caption includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The “Translation Differences” caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in their respective countries.

As indicated in Note 4-e, in accordance with the annual review of the business plans and based on the accounting principle of prudence, as of December 31, 2002, the unamortized preopening expenses were written down by €56,622 thousand.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(8)    INTANGIBLE ASSETS

The detail of the balances of the “Intangible Assets” caption and of the variations therein in 2003 and 2002 is as follows:

	Balance at 01/01/03	Additions or Provisions	Retirements	Transfers	Exclusion of Companies	Translation Differences	Balance at 12/31/03
	Thousands of Euros
Research and development expenses	155	—	—	(155)	—	—	—
Rights on leased assets	—	14,029	(11)	320			14,338
Intellectual property	23,052	156	—	811	(190)	(1,505)	22,324
Computer software	78,627	14,683	(1,270)	6,672	(431)	(3,825)	94,456
Intangible assets in progress	3,977	3,080	(585)	(3,661)	—	(112)	2,699
Other intangible assets	112,482	32,004	(846)	(611)	—	(14,898)	128,131
Allowances	(19,377)	—	791	1,441	—	3,067	(14,078)
Accumulated amortization	(141,830)	(43,055)	1,178	(1,127)	294	16,937	(167,603)

Total, net	57,086	20,897	(743)	3,690	(327)	(336)	80,267

	Balance at 01/01/02	Additions or Provisions	Retirements	Transfers	Inclusion of Companies	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Research and development expenses	155	45	(45)	—	—	—	155
Intellectual property	26,209	569	(30)	1,509	—	(5,205)	23,052
Computer software	85,006	11,714	(15,205)	3,255	345	(6,488)	78,627
Intangible assets in progress	2,979	4,305	(104)	(3,044)	—	(159)	3,977
Other intangible assets	203,674	4,388	(54,939)	(1,779)	—	(38,862)	112,482
Allowances	(22)	(21,648)	22	—	—	2,271	(19,377)
Accumulated amortization	(159,904)	(72,956)	65,781	(2,037)	(63)	27,349	(141,830)

Total, net	158,907	(73,583)	(4,520)	(2,096)	282	(21,094)	57,086

Additions under the “Other Intangible Assets” caption in 2003 include the acquisition of rights of use of Internet capacity.

Additionally, in 2003 Lycos, Inc. converted operating lease contracts, amounting to €14,029 thousand, into capital lease contracts. This transaction was financed through a cash outlay of €3,755 thousand and initial financing of €10,274 thousand from credit institutions. As of December 31, 2003, this financing made up the full balance (€7,163 thousand) of the “Payable to Credit Institutions” caption in the accompanying consolidated balance sheet.

The “Inclusion of Companies” column includes the balances of the subsidiaries as of the date on which they were included in consolidation.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The “Translation Differences” column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in their respective countries.

In 2003 and 2002 the main additions to intangible assets related to acquisitions made by various Terra Lycos Group subsidiaries in Mexico, Brazil, Spain and the U.S., mainly under long-term content supply contracts and software licenses.

In 2002, based on a study of the capacity of the various subsidiaries to generate future income (see Note 4-f), provisions for the decline in value of intangible assets totaling €21,648 thousand were recorded.

(9)    PROPERTY AND EQUIPMENT

The detail of the balances of the “Property and Equipment” caption and of the variations therein in 2003 and 2002 is as follows:

	Balance at 01/01/03	Additions or Provisions	Retirements	Transfers	Exclusion of Companies	Translation Differences	Balance at 12/31/03
	Thousands of Euros
Land and structures	18,312	203	(349)	108	—	(3,538)	14,736
Plant and machinery	8,782	2,196	(12)	4,447	(17)	(233)	15,163
Computer hardware	131,956	13,510	(8,655)	504	(150)	(13,191)	123,974
Furniture	14,120	316	(121)	46	(34)	(2,086)	12,241
Construction in progress	214	154	(49)	(146)	—	(22)	151
Other tangible fixed assets	8,147	70	(93)	(4,951)	(14)	(114)	3,045
Allowances	(29,233)	—	2,149	3,223	—	6,819	(17,042)
Accumulated depreciation	(97,539)	(34,777)	6,945	(323)	118	11,609	(113,967)

Total, net	54,759	(18,328)	(185)	2,908	(97)	(756)	38,301

	Balance at 01/01/02	Additions or Provisions	Retirements	Transfers	Inclusion of Companies	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Land and structures	18,888	2,964	(2,000)	2,148	—	(3,688)	18,312
Plant and machinery	9,919	268	(30)	(475)	—	(900)	8,782
Computer hardware	154,325	13,635	(9,336)	3,088	38	(29,794)	131,956
Furniture	15,640	1,843	(1,131)	605	20	(2,857)	14,120
Construction in progress	3,232	205	(346)	(2,385)	—	(492)	214
Other tangible fixed assets	7,377	2,752	(337)	(311)	14	(1,348)	8,147
Allowances	—	(32,573)	—	—	—	3,340	(29,233)
Accumulated depreciation	(81,163)	(43,506)	8,613	(1,091)	(10)	19,618	(97,539)

Total, net	128,218	(54,412)	(4,567)	1,579	62	(16,121)	54,759

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

In 2003 and 2002 the most significant investments in property and equipment related to those made by the Terra Lycos Group subsidiaries in Spain, Mexico, Brazil, and the U.S., mainly in computer hardware.

The “Inclusion of Companies” column includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The “Translation Differences” column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in their respective countries.

In 2002, based on a study of the capacity of the various subsidiaries to generate future income (see Note 4-g), provisions for the decline in value of property and equipment totaling €32,573 thousand were recorded.

(10) OTHER	INVESTMENTS

The detail of the balances of the “Long-Term Investments – Other Investments” caption, of the related investment valuation allowances and of the variations therein in 2003 and 2002, is as follows:

	Other Investments	Allowances	Net
	Thousands of Euros
Balance at January 1, 2002	50,193	(39,795)	10,398
Additions or provisions	1,735	(33,488)	(31,753)
Retirements	(17,538)	17,436	(102)
Transfers	71,460	(33,383)	38,077
Translation differences	(12,065)	10,577	(1,488)
Balance at December 31, 2002	93,785	(78,653)	15,132
Additions or provisions	2,623	18,177	20,800
Retirements	(8,355)	8,405	50
Transfers	189,772	(41,326)	148,446
Translation differences	(13,729)	9,491	(4,238)

Balance at December 31, 2003	264,096	(83,906)	180,190

As indicated in Notes 5 and 6, the “Transfers” account in 2003 relates mainly to the reclassification of the full amount of the investment in Uno-e Bank, S.A. from the “Consolidation Goodwill” and “Investments in Companies Accounted for by the Equity Method”, for a net amount of €148,500 thousand.

The “Additions” in 2003 and 2002 relate mainly to additional investments in Inversis Networks, S.A. amounting to €2,539 thousand and €1,707 thousand, respectively.

As indicated in Note 6, the “Transfers” account in 2002 includes a reclassification from the “Investments in Companies Accounted for by the Equity Method” of the cost of the minority interests of Lycos, Inc. in the listed companies Fast Search & Transfer ASA and Autobytel, Inc., which instead of being accounted for by the equity method were recorded at their market value. The period provision recorded to the investment valuation allowance in 2002 related mainly to these two investments.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(11)    STOCKHOLDERS’ EQUITY

The variations in equity accounts in 2003 and 2002 were as follows:

	Capital Stock	Additional Paid-in Capital	Reserves	Accumulated Losses	Reserves at Consolidated Companies	Translation Differences	Loss for the Year	Total
	Thousands of Euros
Balance at January 1, 2001	1,242,532	5,635,694	2,084	2,202	(82,197)	(118,267)	(555,215)	6,126,833
Allocation of loss	—	—	—	24,020	(579,235)	—	555,215	—
Transfers	—	—	109	(109)		—	—	—
Partial disposal of holding in Terra Mobile	—	—	—	(16,162)	16,162	—	—	—
Loss of the year	—	—	—	—	—	—	(566,298)	(566,298)
Consolidation of foreign subsidiaries	—	—	—	—	—	(3,743)	—	(3.743)

Balance at January 1, 2002	1,242,532	5,635,694	2,193	9,951	(645,270)	(122,010)	(566,298)	5,556,792

Allocation of loss	—	—	—	101,040	(667,338)	—	566,298	—
Capital reduction	(26,211)	(117,950)	—	—	—	—	—	(144,161)
Restricted reserve for retired capital	—	(26,211)	26,211	—	—	—	—	—
Other transfers	—	—	(329)	329	—	—	—	—
Loss for the year	—	—	—	—	—	—	(2,008,870)	(2,008,870)
Consolidation of foreign subsidiaries	—	—	—	—	—	(212,874)	—	(212,874)

Balance at December 31, 2002	1,216,321	5,491,533	28,075	111,320	(1,312,608)	(334,884)	(2,008,870)	3,190,887

Allocation of loss	—	—	—	(804,072)	(1,204,798)	—	2,008,870	—
Capital reduction	(13,385)	(60,231)	—	—	—	—	—	(73,616)
Restricted reserve for retired capital	—	(13,385)	13,385	—	—	—	—	—
Treasury stock value adjustment	—	(165,521)	—	6,741	—	—	—	(158,780)
Restricted reserve for treasury stock	—	(126,262)	126,262	—	—	—	—	—
Variation in the scope of consolidation	—	—	—	(19,652)	19,652	—	—	—
Other transfers	—	—	(1,858)	1,722	—	136	—	—
Loss for the year	—	—	—	—	—	—	(172,710)	(172,710)
Consolidation of foreign subsidiaries						(65,240)	—	(65,240)

Balance at December 31, 2003	1,202,936	5,126,134	165,864	(703,941)	(2,497,754)	(399,988)	(172,710)	2,720,541

(1)	The “Reserves” column includes the “Unrestricted Reserves”, “Reserves for Redeemed Capital Stock” and “Reserves for Treasury Stock” captions in the accompanying consolidated balance sheet.
(2)	The “Reserves at Consolidated Companies” column includes the “Reserves at Fully Consolidated Companies” and “Reserves at Companies Accounted for by the Equity Method” captions in the accompanying consolidated balance sheet.

a)    Capital stock-

2003

The Parent Company’s capital stock as of December 31, 2003, consisted of 601,467,915 fully subscribed and paid registered shares of €2 par value each.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

On June 5, 2003, a capital reduction of €13,385 thousand was executed in a public deed through the retirement of 6,692,344 shares of treasury stock of €2 par value each, pursuant to a resolution adopted by the Stockholders’ Meeting on April 2, 2003. These shares were left over from the Lycos, Inc. employee stock option plans. As of that date these purchase options on Terra Networks, S.A. shares were recorded under the “Other Long-Term Investments” caption. The capital retirement reduced the balances of the “Capital Stock”, “Additional Paid-in Capital”, “Long-Term Investments” and “Consolidation Goodwill” captions by €13,385 thousand, €60,231 thousand, €71,400 thousand and €2,216 thousand, respectively.

As of December 31, 2003, the Company held 26,544,652 shares of treasury stock acquired from Citibank, NA by virtue of the resolution of the Board of Directors of December 16, 2003, using the powers granted to it by the Stockholders’ Meetings of June 8, 2000 and April 2, 2003 (see Note 1). These shares are covering the stock option plan for employees of Lycos, Inc. and must be retired if the stock options are not exercised. They represent 4.41% of the capital stock, are valued at €4,76 and amount to €126,262 thousand, and this amount is recorded under the “Treasury Stock” caption on the asset side of the accompanying consolidated balance sheet.

2002

The Parent Company’s capital stock as of December 31, 2002, consisted of 608,160,259 fully subscribed and paid shares of €2 par value each.

In July 2002 capital was reduced by €26,211 thousand through the retirement of 13,105,586 shares of treasury stock of €2 par value each, thereby complying with the resolution adopted by the Stockholders’ Meeting on April 9, 2002. As of December 31, 2001, these shares had been deposited at Citibank, NA to cover purchase option rights under the stock option plan for employees of Lycos, Inc. that had been cancelled. As of that date these purchase options on Terra Networks, S.A. shares were recorded under the “Other Long-Term Investments” caption. The capital retirement reduced the balances of the “Capital Stock”, “Additional Paid-in Capital”, “Long-Term Investments” and “Consolidation Goodwill” captions by €26,211 thousand, €117,950 thousand, €138,942 thousand and €5,219 thousand, respectively.

b)    Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Parent Company incurred losses in 2003, no appropriation was made to the legal reserve as of December 31, 2003.

c)    Reserve for treasury stock-

In 2003 the Parent Company eliminated the reserve for treasury stock of €1,858 thousand, which covered the 2,420,468 owned by Lycos, Inc. since, as described in Note 1, on June 26, 2003, the Board of Directors of Terra Networks, S.A. indicated its willingness to accept the tender offer of Telefónica, S.A. for these shares.

In accordance with Article 79.3 of the revised Spanish Corporations Law, the Parent Company has recorded a restricted reserve of €126,262 thousand for a total of 26,544,652 shares of treasury stock.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

d)    Reserve for retired capital-

Pursuant to Article 167 of the revised Corporations Law, the Parent Company recorded a restricted reserve of €39,596 thousand for the amount of the par value of the shares retired in 2002 and 2003 in order to avoid its creditors having the right to contest the aforementioned capital reduction.

e)    Reserves at consolidated companies-

In 2003 the holding in Uno-e Bank, S.A. was excluded from consolidation, reducing the reserves at fully consolidated companies by €19,652 thousand, and this amount was reclassified to the accumulated losses of the Parent Company. Additionally, the sale of Terra Mobile, S.A. reduced the reserves by €100,907 thousand, and this amount was reclassified to the reserves of Terra Networks Asociadas, S.L., which owned the holding. The dissolution of Bumeran Participaciones S.L. reduced the reserves of Terra Networks Asociadas S.L., the company which owned the holding, by €13,756 thousand. Also, the dissolution of Terra Networks Uruguay, S.A. and Terra Global Management, Inc. reduced reserves by €5,578 thousand, which were reclassified to the reserves of Terra Networks Latam E.T.V.E., S.L., the company which owned these holdings (see Note 11-g).

f)    Translation differences-

The translation differences relate to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by the companies at which this accounting practice is applied. These effects reduced the accumulated assets by €399,988 thousand as of December 31, 2003, and by €334,884 thousand as of December 31, 2002, as a result of the consolidation of the various subsidiaries composing the Group.

The year-end exchange rate method was used to calculate the translation differences (see Note 4-d).

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

g)    Contribution of the Group companies to consolidated reserves and losses-

The detail of the contribution of the Terra Lycos Group companies to consolidated reserves and losses as of December 31, 2003 , 2002 and 2001, is as follows:

	Loss (Income)				Negative (Positive) Reserves
	12/31/03	12/31/02		12/31/01	12/31/03	12/31/02	12/31/01
	Thousands of Euros
Terra Networks, S.A. (Parent Company)	44,075	804,072		(101,040)	538,077	(139,395)	5,531,568
Fully consolidated companies:
T.N. España, S.A.	831	82,631		98,983	232,985	150,354	52,292
OLE	—	1		(643)	1,552	1,551	2,194
T.N. Intangibles, S.A.	95	136		120	5,118	4,982	4,862
Lycos, Inc.	48,678	568,929		47,695	692,830	123,901	41,217
T.N Guatemala, S.A.	1,930	2,481		3,662	10,320	7,839	4,177
T.N. Perú, S.A.	1,479	20,761		10,485	45,652	24,891	14,406
T.N. USA, Inc. and subsidiaries	—	44,858		41,834	230,010	185,152	143,318
T.N. Argentina, S.A.	1,540	12,085		20,904	50,166	38,081	17,177
T.N. México Holding, S.A.C.V. and subsd.	24,303	177,721		110,933	380,645	202,924	91,991
T.I. Brasil, S.A. and subsidiaries	8,774	86,241		107,435	392,004	305,763	198,328
T.N. Chile Holding Ltda. and subsidiary	6,015	10,407		17,258	52,607	42,200	29,761
T.N. Venezuela, S.A.	859	7,191		6,107	17,042	9,851	3,744
T.N. Colombia Holding S.A. and subsidiary	2,662	30,766		10,137	44,599	13,833	3,696
T.N. Uruguay, S.A.	—	1,157		1,602	—	4,216	2,614
Ifigenia Plus, S.L. and subsidiary	520	3,214		601	3,827	613	12
T.N. Global Management, Inc.	—	217		(6)	—	(12)	(6)
T.N. Caribe, S.A.	137	551		836	1,387	836	—
Maptel Networks, S.A.	803	687		(156)	531	(156)	—
Bumeran Participaciones, S.L. and subsd.	—	5,937		7,819	—	7,819	—
Terra Networks Latam, S.L.	(859)	(6,317)		—	(739)	—	—
Terra Networks Asociadas, S.L.	(7,467)	11,387		—	126,050	—	—
OneTravel.com, Inc.	2,689 (*)	696	(*)	2,380	3,076	2,380	—
Emplaza, S.A.	—	1,362		—	3,886	2,524	—
Educaterra, S.L.	1,038	—		—	—	—	—
Companies carried by the equity method:
Uno-e Bank, S.A.	2,383	11,941		7,711	—	7,711	—
Azeler Automoción, S.A.	546	2,614		1,448	4,062	1,448	—
A Tu Hora, S.A.	1,897	1,348		1,208	4,527	3,179	1,971
Rumbo	2,947	2,317		3,456	6,410	4,093	637
CIERV, S.L.	1,268	3,804		3,804	11,472	7,668	3,864
Aremate.com, Inc.	—	—		—	8,036	8,036	8,036
Terra Mobile, S.A.		46,648		43,111	—	54,259	11,148
Lycos Asia Limited	8,069	6,788		5,205	12,966	6,178	973
Lycos Europe N.V.	17,632	60,097		73,588	145,086	84,989	11,401
Lycos Ventures LP	71	2,624		3,065	8,129	5,505	2,440
Lycos Korea, Inc.	(1,213)	1,466		—	1,466	—	—
Sympatico Lycos, Inc.	—	103		—	103	—	—
Iniciativas Residenciales en Internet, S.A.	1,008	1,949		—	1,949	—	—

TOTAL	172,710	2,008,870		566,298	3,035,831	1,173,213	4,880,558

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

h)    Stock option plans-

The “Stockholders’ Equity” caption includes the effect of the increase in capital stock and additional paid-in capital relating to the shares issued to cover the stock option plans for Terra Networks, S.A. employees in progress at that date.

As of December 31, 2003, the detail of the shares issued to cover these stock option plans was as follows:

Total number of shares issued at December 31, 2003	601,467,915
Shares of treasury stock covering cancelled stock option rights of Lycos, Inc. employees	7,253,534
Shares of treasury stock covering stock option rights not yet exercised by Lycos, Inc. Employees	19,272,198

Total excluding shares covering stock options of Lycos, Inc. employees	574,942,183

Shares issued to cover stock option plans of Terra Networks, S.A. (Note 18-a)	13,945,556

Total excluding shares covering stock option plans	560,996,627

As described in Note 4-a, on October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options) entered into a contract to regulate all matters relating to the stock option plans on Terra Networks, S.A. shares for Lycos, Inc. employees.

On December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the Stockholders’ Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 Terra Networks, S.A. shares owned by Citibank, NA as the agent bank for the stock option plans assumed by the Company as a result of integration of Lycos Inc. These shares continue to cover the stock option plans for Lycos, Inc. employees in progress at that date and are recorded under the “Treasury Stock” caption on the asset side of the accompanying consolidated balance sheet (see Note 4-k).

If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to retire the surplus shares. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised must be presented to the Stockholders’ Meeting of Terra Networks, S.A. for their retirement, with the concomitant effect on the financial statements due to the reduction of capital stock and additional paid-in capital.

Of the 26,525,732 shares acquired from Citibank, NA, as of December 31, 2003, there were 7,253,534 shares covering purchase option rights under the aforementioned stock option plan of Lycos, Inc. employees that had been cancelled (either because the option exercise period had expired or because the beneficiaries of the rights were no longer at the company). The Board of Directors will propose to the Stockholders’ Meeting that the Company retire the mentioned 7,253,534 shares. This capital retirement will reduce the balances of the “Capital Stock”, “Additional Paid-in Capital”, “Treasury Stock” and “Consolidation Goodwill” captions by €14,507 thousand, €21,930 thousand, €34,527 thousand and €1,910 thousand, respectively, in the Consolidated financial statements as of December 31, 2003.

(12)    MINORITY INTERESTS

These relate to the equity of minority interests in the net worth and results for the year of the fully consolidated subsidiaries. Exhibit I contains a detail of the various Terra Lycos Group companies, including the percentages of direct and indirect ownership and their net worth at 2003 year-end.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The variations in 2003 and 2002 in this caption in the accompanying consolidated balance sheet were as follows:

Company	Balance at 01/01/03	Loss for the Year	Capital Increases	Other Variations	Translation Differences	Balance at 12/31/03
	Thousands of Euros
One Travel.com, Inc.	—	(536)	3,496	—	1	2,961

Total	—	(536)	3,496	—	1	2,961

Company	Balance at 01/01/02	Loss for The Year	Capital Increases	Other Variations	Translation Differences	Balance at 12/31/02
	Thousands of Euros
T.N. Colombia, S.A.	793	(827)	—	—	34	—
Bumeran Participaciones, S.L.	2,735	(1,435)	—	(1,300)	—	—
Emplaza, S.A.	—	(150)	150	—	—	—

Total	3,528	(2,412)	150	(1,300)	34	—

(13)    BALANCES WITH TELEFÓNICA GROUP COMPANIES

The detail as of December 31, 2003 and 2002, of the balances arising from transactions with Telefónica Group companies is as follows:

December 31, 2003	Short-Term Investments	Short-Term Receivables	Long-Term Payables	Short-Term Payables
	Thousands of Euros
Telefónica Finanzas, S.A.	1,365,307	—	—	1
Telefónica, S.A.	—	12,155	26,183	1,273
Telefónica Data España S.A.	—	904	—	14,336
Telefónica Investigación y Desarrollo, S.A.	—	7	—	2,094
Telefónica de España, S.A.	—	23,316	—	4,870
Telefónica Móviles, S.A.	—	3,364	—	2,068
Telefónica Procesos y Tecnología de la Información, S.A.	—	—	—	998
Atento España, S.A.	—	1	—	959
Zeleris España, S.A.	—	—	—	771
CTC Chile, S.A.	—	5,056	—	1,302
CTC Mundo, S.A.	—	419	—	—
Assist Telefónica, S.A.	—	1,355	—	—
Telecomunicaciones de Sao Paulo, S.A.	—	1,927	—	476
Telefónica Móviles México	—	895	—	5
Telefónica Data Brasil	—	—	—	1,561
Atento Do Brasil Ltda.	—	—	—	662
Telefónica Data USA, Inc.	—	2	—	457
Telefónica Empresas Perú, S.A.	—	—	—	969
Telefónica del Perú, S.A.	—	3,541	—	536
Other Telefónica Group companies	124	—	9	4,864

Total	1,365,431	57,417	26,192	38,202

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

December 31, 2002	Short-Term Investments	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
Telefónica Finanzas, S.A.	1,362,299	—	—
Telefónica, S.A.	—	2,853	2,562
Telefónica Data España S.A.	—	93	3,789
Telefónica de España, S.A.	—	44,319	12,110
Telefónica Móviles España, S.A.	—	1,103	4,714
Atento Teleservicios España, S.A.	—	325	656
Zeleris España, S.A.	—	—	875
CTC Chile, S.A.	—	3,214	1,099
CTC Mundo, S.A.	—	117	—
Telecomunicaciones de Sao Paulo, S.A.	—	1,091	828
Assist Telefónica, S.A.	—	856	—
Telefónica Data Brasil, S.A.	—	—	1,001
Atento Do Brasil, Ltda.	—	—	670
Telefónica Data USA, Inc.	—	863	2,024
Telefónica del Perú, S.A.	—	1,537	633
Other Telefónica Group companies	—	4,174	3,894

Total	1,362,299	60,545	34,855

The balances with Telefónica Finanzas, S.A. (Telfisa) relate to the current accounts held by various Spanish Terra Group companies at that entity. The current account balances earn interest at market rates (the average interest rates in 2003 and 2002 were 2.57% and 3.33%, respectively).

The balances included under the “Short-Term Receivables” and “Short-Term Payables” captions as of December 31, 2003, include mainly the outstanding balances arising from the transactions performed under the Framework Strategic Alliance Agreement entered into with Telefónica, S.A. The other balances with Telefónica Group companies relate to the transactions carried out in the course of ordinary business activities, as described in Note 16.

(14) BALANCES	WITH ASSOCIATED COMPANIES

The detail of the accounts receivable from and payable to associated companies as of December 31, 2003 and 2002, is as follows:

December 31, 2003	Long-Term Loans	Short-Term Loans	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
Red Universal de Marketing y Bookings Online, S.A.	3,757	—	463	194
A Tu Hora, S.A.	—	—	—	2,877
Lycos Asia Limited	12,272	—	—	—
Lycos Europe, N.V.	—	—	—	32
Aremate.com, Inc.	—	—	884	—
Iniciativas Residenciales en Internet, S.A.	—	—	358	2
Other	—	—	132	—

Total	16,029	—	1,837	3,105

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

December 31, 2002	Long-Term Loans	Short-Term Loans	Short-Term Receivables	Short-Term Payables
	Thousands of Euros
Red Universal de Marketing y Bookings Online, S.A.	1,890	—	1,409	153
A Tu Hora, S.A.	—	181	—	2,875
Lycos Asia Limited	10,012	—	—	—
Lycos Europe, N.V.	—	—	91	—
Aremate.com, Inc.	—	—	764	—
Iniciativas Residenciales en Internet, S.A.	—	—	562	—
Other	—	—	44	450

Total	11,902	181	2,870	3,478

The loans granted to the associated company Lycos Asia Limited earn interest at market rates and had been fully provisioned as of December 31, 2003, under the “Other Investment Valuation Allowances” caption in the accompanying consolidated balance sheet. The loans granted to Red Universal de Marketing y Bookings Online, S.A. are participating loans (earning floating interest rates subject to fulfillment of the condition precedent that the company obtain certain results).

(15) TAX	MATTERS

a)    Taxes receivable and payable-

The detail of the “Taxes Receivable” and “Taxes Payable” captions in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, is as follows:

December 31, 2003	Long Term	Short Term
	Thousands of Euros
Taxes receivable
Tax loss carryforwards	233,925	—
Prepaid income taxes	55,839	—
VAT refundable by the Spanish Treasury	4,457	2,935
Tax withholdings and prepayments	—	17,937
Local taxes	—	32
Foreign taxes	1,574	8,837

Total	295,795	29,741

Taxes payable
Long-term deferred taxes	2,423	—
Personal income tax withholdings	—	1,433
Accrued social security taxes payable	—	771
VAT payable to the Spanish Treasury	—	1,090
Local taxes	—	2,209
Foreign taxes	597	8,731

Total	3,020	14,497

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

December 31, 2002	Long Term	Short Term
	Thousands of Euros
Taxes receivable
Tax loss carryfowards	233,925	—
Prepaid income taxes	55,839	—
VAT refundable by the Spanish Treasury	—	8,070
Tax withholdings and prepayments	—	26,164
Local taxes	—	162
Foreign taxes	1,870	11,054

Total	291,634	45,450

Taxes payable
Long-term deferred taxes	2,545	—
Personal income tax withholdings	—	4,337
Accrued social security taxes payable	—	549
VAT payable to the Spanish Treasury	—	456
Local taxes	—	43
Foreign taxes	199	7,095

Total	2,744	12,480

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, although they are generally the last four years. The Company’s directors do not expect any material liabilities to arise for the Company in the event of a tax audit of the open years.

The variations, by company, in 2003 and 2002 in the tax assets recorded by the Terra Lycos Group under the “Tax Loss Carryforwards” caption in the consolidated balance sheet were as follows:

December 31, 2003	Tax Losses Incurred in Prior Years	Reversal of Tax Loss Carry- forwards	Translation Differences	Total
	Thousands of Euros
Terra Networks, S.A.	231,170	—	—	231,170
Ifigenia Plus, S.L.	66	—	—	66
Terra Networks Chile Holding, S.A. and subsidiary	2,689	—	—	2,689

	233,925	—	—	233,925

December 31, 2002	Tax Losses Incurred in Prior Years	Reversal of Tax Loss Carry- forwards	Translation Differences	Total
	Thousands of Euros
Terra Networks, S.A.	550,047	(318,877)	—	231,170
Terra Networks España, S.A.	25,955	(25,955)	—	—
Ifigenia Plus, S.L.	66	—	—	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	41,698	(38,922)	(2,776)	—
Terra Networks Chile Holding, S.A. and subsidiary	3,678	—	(989)	2,689

	621,444	(383,754)	(3,765)	233,925

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The deferred tax asset for tax loss carryforwards recognized by the Company as of December 31, 2003, will be allocated to income as and when the companies that generated it obtain taxable income, which per the Terra Lycos Group’s business plan will occur within ten years from the first year in which income is generated, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards. Similarly, the deferred tax liabilities will be reversed as and when Terra Networks, S.A. reverses the investment valuation allowance as a result of the obtainment of income by its subsidiaries.

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

The corporate income tax legislation in force in the countries in which the Terra Lycos Group companies are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward for offset against the taxable income obtained in subsequent years. Specifically, the last years for offset of the main tax losses incurred by the Terra Lycos Group companies are as follows:

1.	Under the legislation currently in force in Spain, following the amendments introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax losses incurred in a given year may be carried forward for offset against the income obtained in the 15 years following the first year in which income is obtained.

2.	In Mexico, tax losses may be carried forward for offset for a period of ten years from the year in which they were incurred.

3.	In Brazil and Chile there is no deadline for the offset of tax losses, although in Brazil the amount of the losses offset may not exceed 30% of the total taxable income.

4.	In Peru and Argentina, tax losses may be carried forward for offset for four and five years, respectively, from the year in which they were incurred.

5.	In the U.S., tax losses can be carried forward for offset for 20 years from the year in which they were incurred.

The breakdown of the net balance of the “Corporate Income Tax” caption in the accompanying 2003 and 2002 consolidated statements of operations is as follows:

	12/31/03	12/31/02	12/31/01
Tax assets for tax loss carryforwards of subsidiaries	—	—	(344,676)
Reversal of tax assets	—	384,530	—
Reversal of deferred taxes in consolidation	—	(42,450)	—
Prepaid income taxes	—	—	(8,192)
Deferred income taxes	(28)	266	(73,335)
Tax effect of consolidation adjustments	—	—	63,484

Tax incurred abroad	290	—	—

	262	342,346	(362,719)
Other items (net balance)	4	279	(631)

Corporate income tax	266	342,625	(363,350)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

In 2003, based on the annual study performed, it was concluded that the recoverability of the tax assets recognized was reasonably assured. In 2002, as a result of an analysis of the recoverability of the tax assets, Terra Networks España, S.A. and Terra Networks México, S.A. de C.V. eliminated from their balance sheets the tax assets that they had recognized. In addition, Terra Networks, S.A. adjusted its tax asset by €318,877 thousand as of December 31, 2002.

The aforementioned analysis of the recoverability of the tax assets focused on analyzing the impact on Terra Networks, S.A. (the Parent Company) of the future earnings expectations of the subsidiaries and, consequently, on the possible reversal of the investment valuation allowance recorded in the Parent Company’s individual financial statements.

These future earnings expectations were obtained from the business plans of the subsidiaries, which were also used in the analysis of the recoverability of goodwill, as described in Note 1.

The consolidation adjustment of €63,484 thousand recorded in 2001 relates to the tax effect of various transactions carried out by Lycos Europe, N.V. (a Lycos, Inc. investee) which were effective for accounting purposes prior to the date on which Lycos, Inc. was acquired by Terra Networks, S.A.

c)    Application of the consolidated tax regime

On July 2, 2001, the Spanish tax authorities approved the application by the Terra Lycos Group of the consolidated corporate income tax regime from 2001 onwards.

Accordingly, since 2001 the companies resident in Spain that meet the requirements provided for in Articles 78 et seq. of Corporate Income Tax Law 43/1995 have been taxed under the consolidated tax regime as Tax Group no. 111/01, of which Terra Networks, S.A. is the Parent Company. This Tax Group will be dissolved in 2004 (see Note 15-d).

The Tax Group was comprised of 12 companies in 2003, the most noteworthy of which in terms of volume of business were: Terra Networks S.A., Terra Networks España, S.A. and Terra Networks Latam, E.T.V.E., S.L.

d)    Inclusion in the Telefónica consolidated Tax Group

As described in Note 1, on December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the Stockholders’ Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 Terra shares owned by Citibank, NA as the agent bank for the stock option plans assumed by the Company when Lycos, Inc. was integrated.

These shares were acquired in order to be able to recognize the new tax asset arising in 2004 and, possibly, in subsequent years. This was achieved through the inclusion of Terra Networks, S.A. in the Telefónica consolidated Tax Group in 2004 since, once the acquisition had been made, the Telefónica, S.A. ownership interest accounted for 75.29% of the effective capital stock of Terra Networks, S.A. (capital stock less treasury stock). The inclusion of Terra Networks, S.A. in the Telefónica, S.A. Consolidated Group will enable the new tax asset that will be generated from January 1, 2004, to be used earlier, since the related tax losses can be offset against the taxable income earned by the Telefónica, S.A. Consolidated Group. The tax assets generated prior to 2004 by the present Terra Networks, S.A. Consolidated Group are not transferable and can only be offset against the taxable income generated by the Terra Networks, S.A. Consolidated Group companies.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

As a result of the acquisition by Telefónica S.A. of an effective ownership interest of over 75% in Terra Networks, S.A., the Company considers that, pursuant to Corporate Income Tax Law 43/1995, for tax purposes it will no longer be the Parent Company of its Spanish subsidiaries and, accordingly, Tax Group no. 111/01 will be dissolved in 2004, making 2003 the last year in which it will be taxable under the consolidated tax regime as an independent Group.

(16)    REVENUES AND EXPENSES

Revenues-

The operating revenues relate mainly to the following items:

1.	Internet service provider and communications revenues. These relate to the revenues from subscriptions mainly to provide Internet access to the residential and SOHO markets and support services and technical assistance to users. They also include the revenues for induced traffic and interconnection received from telecommunications operators in certain countries and revenues from charges for technical assistance and user support. These revenues account for 40% of the total operating revenues. In 2003 3% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

2.	Portal advertising and e-commerce revenues. The advertising revenues relate mostly to revenues received on the basis of a price based on the number of insertions, clicks or any advertising format in the Terra Lycos Group’s portals, pursuant to the agreements to sponsor portal areas based on a fixed amount. They also include the revenues arising from e-commerce transactions made through the Terra Lycos Group’s portals. These revenues account for 26% of the total operating revenues. In 2003 11% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

The e-commerce revenues include the amount invoiced for on-line travel sales (mainly air fares, and hotel and cruise bookings). One Travel.com. Inc, which is an on-line travel agency, bills the end customer for the total amount of the fare, including taxes, assumes the risk of credit or default on the part of the end customer, and has a minimum purchase commitment to its main supplier or is authorized to establish the definitive price to be paid by the end customer. In 2003 22% of the revenues in this connection related to on-line travel sales.

3.	Communications services, portal and content sale revenues. These include the revenues from subscriptions to value added and communications services and the sale of associated software package licenses. They also include revenues from subscriptions to portal services and content and from the sale of associated software package licenses. These services are provided directly to the end customer or through corporations which distribute them to the end customers. These revenues represent 22% of the total operating revenues. In 2003 53% of the revenues earned in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

4.	Corporate services revenues. These relate to services rendered to companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks México, S.A. de C.V. These revenues account for 11% of the total operating revenues. In 2003 30% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

5.	Other services. These relate to revenues from sales of modems and connection kits. These revenues account for 2% of the total operating revenues. In 2003 there are no significant revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefónica, S.A.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The detail, by geographical market (taken to be the country in the which the Terra Lycos Group service provider is located), of the “Total Operating Revenues” caption in the accompanying consolidated statement of operations is as follows:

Country	2003	2002	2001
	Thousands of Euros
Spain	207,392	204,510	140,115
U.S.A.	126,296	226,629	356,362
Brazil	140,714	108,579	97,252
Mexico	35,005	49,876	60,958
Chile	26,441	23,149	22,997
Guatemala	2,206	2,666	2,818
Peru	6,909	4,321	4,590
Argentina	657	504	3,419
Venezuela	279	720	3,410
Colombia	713	696	1,331
Uruguay	—	105	185
Caribbean	15	36	75

	546,627	621,791	693,512

Note:	Terra intercompany sales were eliminated from the amounts contributed by each country to the total consolidated revenues.

Transactions with Telefónica Group companies-

The Terra Lycos Group’s main transactions with the Telefónica Group are based on the Framework Strategic Alliance Agreement dated February 12, 2003 (see Note 1). The main features of the Framework Agreement are as follows:

a)	Strengthening of the Terra Lycos Group as:

•	The exclusive provider of essential portal elements, brand user and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies’ connectivity and ISP services.

•	Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

•	Exclusive provider of Telefónica Group employee on-line training services.

•	Preferential provider of on-line integral marketing services with the Telefónica Group companies.

b)	Guaranteed minimum volume of purchases of on-line advertising space of the Terra Lycos Group companies for the Telefónica Group companies.

c)	Exclusive acquisition of connectivity and wholesale Internet access services by Terra Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

d)	Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

e)	Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Agreement guarantees the generation for the Terra Lycos Group of a minimum value throughout the term of the Agreement of €78.5 million per year. This amount is the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith (whether variable or fixed, exclusive or shared, excluding in all cases the Terra Lycos Group’s existing overheads), together with cost savings. The Framework Agreement defines a new model of relationships between the two companies which puts to better use their respective capabilities to promote their growth on the Internet. This Framework Agreement will run for six years through December 31, 2008, and will be automatically renewed annually, unless notice of termination is expressly given by the parties concerned.

In compliance with the terms of the Framework Strategic Alliance Agreement, in 2003 the aforementioned annual minimum value was generated for the Terra Lycos Group.

Following is a description of the main transactions with Telefónica Group companies, included or otherwise in the scope of the Framework Strategic Alliance Agreement:

•	Communications services from the Telefónica Data Group, relating mainly to the Spanish and international Internet traffic required to provide services to ISP customers and to make the portal more visible.

•	Communications services from Telefónica de España, S.A., relating mainly to the narrow and broad band access infrastructures required to configure the marketed ISP services.

•	Teleoperation and telemarketing services from the Atento Group.

•	Sale of software package licenses and provision of the associated maintenance and support services to Telefónica de España, under an agreement between Terra Networks España, S.A. and Telefónica de España, S.A. The software packages consist of applications that enable Telefónica de España, S.A. to add more features to its narrow and broad band retail ISP services, and services for residential and business customers.

•	Sale of software package licenses, including the customer access management program of Terra Networks Brasil, to Assist Telefónica, S.A.

•	Portal services between Terra Networks Brasil, S.A. and Assist Telefónica, S.A.

•	On-line training services between Educaterra, S.L. and Telefónica Group companies.

•	Consulting, management and maintenance of the Telefónica Group’s corporate portals.

•	Public advertising services. These relate to the revenues received mainly on the basis of a price based on the number of insertions in Terra’s portals, pursuant to the agreements to sponsor portal areas based on a fixed amount.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The Terra Lycos Group’s transactions as of December 31, 2003, 2002 and 2001, with Telefónica Group companies were as follows:

Revenues

Company	2003	2002	2001
	Thousands of Euros
Telefónica Data España, S.A.	600	232	7,453
Telefónica de España, S.A.	62,655	43,048	8,985
Endemol Entertainment UK, Plc.	—	—	1,388
CTC Chile, S.A.	1,906	1,098	—
CTC Mundo, S.A.	222	142	204
Telefónica Empresas Chile, S.A.	903	383	685
Telefónica, S.A.	18,427	315	1,034
Telefónica Centroamérica Guatemala, S.A.	—	92	174
Teleinformática y Comunicaciones, S.A.	48	27	132
Telefónica Móviles España, S.A.	2,212	444	1,923
Telefónica de Argentina, S.A.	252	149	1,515
Telesp, S.A.	7,783	1,610	914
Assist Telefónica, S.A.	27,244	1,511	—
Telefónica Solución de Informática y Comunicación de España, S.A.	827	658	—
Other Telefónica Group companies	7,536	3,942	3,623

Total net sales to Telefónica Group companies	130,615	53,651	28,030

Telefónica Data USA, S.A.	—	1,116	204
Other Telefónica Group companies	281	873	290

Total other operating revenues received from Telefónica Group companies	281	1,989	494

Total operating revenues received from Telefónica Group companies	130,896	55,640	28,524

Telefónica Finanzas, S.A.	34,569	48,969	70,366
Other Telefónica Group companies	452	20	—

Total financial revenues received from Telefónica Group companies	35,021	48,989	70,366

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Expenses

Company	2003	2002	2001
	Thousands of Euros
Telefónica Data España, S.A.	13,315	20,353	91,168
Telefónica de España, S.A.	69,137	87,967	32,545
Atento España, S.A.	3,565	4,618	8,877
Endemol Entertainment Uk, Plc.	—	194	2,073
Atento Brasil, S.A.	9,673	10,018	11,353
T. Data Brasil, S.A.	23,125	18,586	—
CTC Chile, S.A.	2,362	1,574	1,016
CTC Mundo, S.A.	2,179	1,552	2,194
Telefónica Empresas Chile, S.A.	2,896	3,255	3,714
Telefónica Moviles, S.A.	786	877	1,418
Teleatento del Perú, S.A.C.	382	410	391
Telefónica Centroamérica Guatemala Holding, S.A.	867	682	1,106
Telefónica Empresas Perú, S.A.	573	160	817
Telefónica Data USA, Inc.	4,170	1,081	1,881
Other Telefónica Group companies	9,525	8,795	7,900

Total purchases from Telefónica Group companies	142,555	160,122	166,453

Telefónica Investigación y Desarrollo, S.A.	3	226	721
Telefónica de España, S.A.	6,302	4,020	3,798
Telefónica, S.A.	2,653	662	48
Telefónica Data España, S.A.	5,038	426	12,681
Zeleris España, S.A.U.	3,335	—	144
CTC Chile, S.A.	1,004	964	685
Atento Chile, S.A.	57	128	144
Telefónica Móviles España, S.A.	458	380	475
Telefónica de Argentina, S.A.	32	24	1,797
Telesp, S.A.	653	1,214	980
Atento México, S.A. de C.V.	1,488	1,890	—
Telefónica Móviles México, S.A. de C.V.	2,760	—	—
Other Telefónica Group companies	2,789	2,662	3,550

Total outside services received from Telefónica Group companies	26,572	12,596	25,023

Total	169,127	172,718	191,476

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Travel revenues-

The detail of the revenues from online travel sales of OneTravel.com, Inc. as of December 31, 2003, is as follows (in thousands of euros):

2003
Air fares	25,902
Hotels	1,649
Cruises	1,644
Other	1,998

Total	31,193

Personnel expenses-

The detail of the personnel expenses in the years ended December 31, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
	Thousands of Euros
Wages and salaries	95,760	135,186	160,776
Social security costs	10,731	9,426	18,283
Other employee welfare expenses	13,162	20,821	25,910

Total	119,653	165,433	204,969

The “Social Security Costs” and “Other Employee Welfare Expenses” captions include the contributions to the external pension fund, which are made on the basis of a percentage of each employee’s total earnings.

Average headcount-

The Terra Lycos Group had an average of 2,300 and 2,807 employees in the years ended December 31, 2003 and 2002, respectively, and the year-end headcounts in 2003 and 2002 were 2,255 and 2,494, respectively.

Outside services and other operating expenses-

The detail of this caption for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
	Thousands of Euros
Advertising, publicity, public relations and outside marketing expenses	68,495	139,621	175,945
Independent professional services	23,191	31,314	53,934
Rent and royalties	26,803	41,695	49,287
Travel expenses	4,591	7,199	10,797
Taxes other than income tax	9,867	8,723	12,357
Other operating expenses	33,242	41,585	46,234

Total	166,189	270,137	348,554

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Extraordinary revenues and income-

The detail of the extraordinary revenues and income for 2003, 2002 and 2001, is as follows:

	2003	2002	2001
	Thousands of Euros
Gain on shares sold in the tender offer launched by Telefónica, S.A. (Note 1)	10,985	—	—
Other	1,149	19,422	2,849

Total	12,134	19,422	2,849

As described in Note 1, on June 26, 2003, the Board of Directors announced its acceptance of the tender offer launched by Telefónica, S.A. for the 2,420,468 shares of Terra Networks, S.A. held by Lycos, Inc. The gain on the sale of these shares amounted to €10,985 thousand.

Extraordinary expenses and losses-

The detail of the extraordinary expenses and losses for 2003, 2002 and 2001, is as follows:

	2003	2002	2001
	Thousands of Euros
Write-down of goodwill (Note 5)	6,452	856,657	—
Write-down of preopening expenses (Note 7)	—	56,622	—
Extraordinary loss due to accounting for Lycos Europe by the equity method (Note 6)	—	50,200	—
Early termination of contracts	2,177	1,452	20,560
Provision for contingencies	—	8,326	21,000
Labor force restructuring costs	597	9,062	10,335
Losses on property and equipment and intangible assets	800	6,981	1,956
Prior years’ expenses and losses	3,776	1,485	2,579
Other extraordinary expenses	4,562	4,150	9,103

Total	18,364	994,935	65,533

The 2003, 2002 and 2001 consolidated statements of operations include €597 thousand, €9,062 thousand and €10,335 thousand, respectively, relating to severance payments to directors and senior executives and labor force reduction plans at the subsidiaries of the Terra Lycos Group.

(17)    DIRECTORS’ COMPENSATION AND OTHER BENEFITS

In the years ended December 31, 2003 and 2002, the detail of compensation and other benefits paid to the Board members and recorded in the accompanying consolidated statements of operations is as follows:

	Thousands of Euros
	2003	2002
Executive directors’ salaries	1,945	2,210
Board of Directors remuneration	706	867
Committee meeting attendance fees	40	32

Total	2,691	3,109

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

As described in Note 18, the executive Board members of the Terra Lycos Group hold during 2003 8,717,026 purchase options on Terra Networks, S.A. shares, derived from the stock option plans of Terra Networks, S.A. and Lycos, Inc. In 2003 there were no variations with respect to 2002 in the number of options assigned or in their exercise price, the average weighted exercise price being €18.40 as of December 31, 2003.

As of December 31, 2003 and 2002, there were no other commitments to the directors.

The information presented below is required mainly as a result of the recent legal reforms affecting the Corporations Law and the Securities Market Law:

1) The directors who own equity interests in companies engaging in an identical, similar or complementary activity are as follows:

Board member	Ownership Interest in	% of Ownership	Line of Business	Functions Performed or office held
D. Angel Vilá	Telefónica, S.A.	< 0.01	Telecommunications	General Manager of Corporate Development
	Antena 3 TV, S.A.	< 0.01	Content Provider	—
D. Enrique Used Aznar	Amper, S.A. Telefónica, S.A.	0.39 < 0.01	Telecommunications Telecommunications	Chairman Board Member
Telefónica Data Corp, S.A. (D. Antonio Viana-Baptista)	Telefónica, S.A. Telefónica Móviles, S.A. Portugal Telecom SGPS, S.A. PT Multimedia Telecom Italia Hellenic Telecom	< 0.01 < 0.01 < 0.01 < 0.01 < 0.01 < 0.01	Telecommunications Mobile Telecommunications Telecommunications Internet Telecommunications Telecommunications	Board Member Chairman Board Member — — —

2) No director discharges, on his own account or for the account of others, an activity that is identical, similar or complementary to, the activity that constitutes the corporate purpose of the Company except the following directors and within the terms herein described:

D. Antonio Viana-Baptista acting on behalf of the Board Member Telefónica DataCorp, S.A.

Activity Performed	Type of activity	Company	Functions Performed or office held
Board Member	Account of others	Telefónica, S.A. Telefónica Móviles, S.A. Telefónica de Argentina, S.A.	Board Member Chairman Board Member
Board Member	Account of others	Telecomunicaciones de Sao Paulo, S.A. Brasilcel, N.V. Telecomunicaciones Móviles España, S.A. CTC, S.A.	Board Member Board Member Board Member Board Member
Board Member	Account of others	Portugal Telecom SGPS, S.A.	Board Member

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

D. Enrique Used Aznar

Activity Performed	Type of activity	Company	Functions Perfomed or office held
Board Member	Account of others	Amper, S.A. Telefónica, S.A. Telefónica del Perú, S.A. Telecomunicaciones de Sao Paulo, S.A.	Chairman Board Member Board Member Board Member

D. Luis Bassat Coen

Activity Performed	Type of activity	Company	Functions Perfomed or office held
Board Member	Account of others	Telefónica, Publicidad e Información, S.A. Grupo Bassat, Ogilvy	Board Member Board Member

D. Carlos Fernández-Prida Méndez-Núñez

Activity Performed	Type of activity	Company	Functions Perfomed or office held
Board Member	Account of others	Telefónica de Argentina, S.A.	Board Member

D. Joaquim Agut Bonsfills
Activity Performed	Type of activity	Company	Functions Perfomed or office held
Board Member	Account of others	Endemol Interactive	Board Member

(18)    COMMITMENTS AND CONTINGENCIES

a)    Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by Board of Directors’ resolutions adopted on October 18 and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Lycos Group companies of a portion of the capital stock of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the Plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004. These shares were subscribed in full by the aforementioned banks (see Note 1).

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

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

On December 1, 1999 and June 8, 2000, the Board of Directors, exercising the powers granted to it by the Stockholders’ Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Lycos Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the employee to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. The duration of the Plan is four years and three months (therefore ending on February 28, 2004), and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution of the Stockholders’ Meeting of June 8, 2000, and launched pursuant to a resolution of the Board of Directors dated December 22, 2000, which authorized the launch of a Second Phase of the Stock Option Plan, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Lycos Group.

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

4. Options were granted to one director and four general managers and persons of similar category, and this was duly notified to the CNMV on December 29, 2000.

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

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to Company executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

In 2002 the Board of Directors approved the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2003, options on 6,438,696 shares had been assigned to Terra Lycos Group employees, executives and directors, of which 1,555,554 relate to the First Phase of the Plan and the remainder to the Second Phase. The average stock option exercise price is €14.70.

As of December 31, 2003, the Terra Lycos Group’s executives and directors held 1,185,252 stock options under the Terra Networks, S.A. Stock Option Plan, the average price being €19.03.

The information on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2003, is as follows:

Range of Prices in the Year	No. of Options not yet Exercised	Weighted Average Price in the Year
€3.89 – €4.87	148,250	4.09
€5.08 – €9.86	1,136,450	7.75
€10.14 – €13.00	1,907,754	11.79
€15.30 – €19.78	3,246,242	19.32

Total outstanding options at 12/31/03	6,438,696	14.70

b)    Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. resolved to assume the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares so that they could be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan, which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As described in Note 1, on December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the Stockholders’ Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. held by Citibank, NA as the agent bank for the stock option plans assumed by the Company as a result of the integration of Lycos, Inc. These shares continue to cover the Lycos Inc. employee Stock Option Plans at that date.

As of December 31, 2003, the employees, executives and directors of Lycos, Inc. had exercised 16,216,587 options, and a commitment to exercise 19,272,198 options at an average exercise price of US$ 20.77 had been made.

As of December 31, 2003, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares, the weighted average exercise price of which is US$ 23.05.

Also, as of December 31, 2003, the members of the Board of Directors during 2003 who hold or have held executive posts at the Terra Lycos Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which is €18.40.

The detail of the variations in the options under the Lycos, Inc. Stock Option Plan as of December 31, 2003, is as follows:

Options	Number of Options	Total Exercise Price	Weighted Average Price in the Year
		(Thousands of U.S. Dollars)	(U.S. Dollars)
Exercise price under €11	17,875,355	69,205	3.87
Exercise price over €11	44,664,894	892,510	19.98

Total options initially issued	62,540,249	961,715	15.38

Exercise price under €11	14,009,345	45,706	3.26
Exercise price over €11	2,207,242	33,089	14.99

Total options exercised	16,216,587	78,795	4.85

Exercise price under €11	1,843,461	10,648	5.78
Exercise price over €11	17,954,469	343,293	19.12

Total options cancelled and redeemed	19,797,930	353,941	17.88

Exercise price under €11	643,332	4,284	6.66
Exercise price over €11	6,610,202	124,357	18.81

Total options cancelled and not yet redeemed	7,253,534	128,641	17.73

Exercise price under €11	1,379,217	8,566	6.21
Exercise price over €11	17,892,981	391,770	21.89

Total outstanding options at 12/31/03	19,272,198	400,367	20.77

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

c)    Litigation in progress-

1.    Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

International Discount Telecomunications Corporation (IDT) filed a complaint at the New Jersey Courts in the U.S. against Telefónica, S.A., against Terra Networks, S.A., against Terra Networks U.S.A., Inc. and against “Lycos, Inc.”

The complaint is based on the purported breach of the Joint Venture agreement entered into in October 1999 by IDT and Terra Networks, S.A. and failure to comply with the obligations arising from this termination agreement, on the alleged fraud in relation to and breach of the rules governing the issue of securities (Federal Securities Exchange Act) and, lastly, on the alleged fraudulent concealment of information.

The quantum of this lawsuit is currently indeterminate, without prejudice to the possibility of the plaintiff’s claim for damages being specified and quantified in the course of the proceeding.

In May 2002, the Court of New Jersey decided to partially dismiss the complaint in relation to the purported breach of certain aspects of the Joint Venture agreement, and as a result of this decision, Terra Networks, U.S.A., Inc. was no longer included in the proceeding.

Subsequently, IDT inserted a new claim in the complaint, alleging that Telefónica, S.A. would be liable, as a controlling entity, for the fraud claimed against Terra Networks, S.A. in its negotiations with IDT, that led to the termination agreement. Telefónica, S.A. has filed objections against this claim which are currently before the Court. The defendants have filed an answer to the complaint and, in turn, Terra Networks S.A. has filed a counterclaim against it.

On July 2, 2003, in light of the evidence taken, Terra Networks, S.A., Lycos, Inc. and Telefónica, S.A. filed pleadings seeking summary trial to determine the claims and have others dismissed. In turn, IDT has petitioned to have the counterclaim filed by Terra Networks, S.A. dismissed.

The Company, based on the opinion of its legal counsel, considers that it has a sound defense against the claims filed against it and, accordingly, Terra Networks S.A. is confident that the outcome for Terra Networks, S.A. of the litigation arising from IDT’s complaint should not be adverse.

2.    Bumeran Participaciones, S.R.L. (liquidated company)

The minority stockholders of Bumeran Participaciones, S.R.L. (liquidated company) have filed complaints contesting the resolution adopted at the Stockholders’ Meeting of December 18, 2002, to dissolve the company and appoint a liquidator.

They are seeking to have the courts set aside the aforementioned resolution to dissolve Bumeran Participaciones, S.R.L. having petitioned the court, unsuccessfully, to stay the resolution as an injunctive measure.

To date, the following litigious events have occurred:

•	Initiation of the arbitration requested by Master Equities (a minority stockholder of Bumeran Participaciones, S.R.L.).

•	On October 21, 2003, Terra Networks, S.A. had notice of a new request for arbitration by the other minority stockholders of Bumeran Participaciones, S.R.L. (Lorne Consultants, S.A., Regent Equities, S.A., Pablo Larguia y Century Equities, S.A.) being heard by the same arbitrator.

The quantum for both arbitrations is US$ 4.2 million.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

•	Proceeding to contest the resolutions adopted on December 18, 2002, by the Stockholders’ Meeting of Bumeran Participaciones, S.R.L., which is being conducted at Majadahonda Court of First Instance 1.

•	Proceeding to contest the resolutions adopted on November 26, 2002 by the Board of Directors of the aforementioned company.

On October 21, 2003, this party applied for joinder of the two proceedings, in view of the close connection between them.

The quantum of these two proceedings is indeterminate.

The two arbitrations and the proceedings contesting the resolutions of the Stockholders’ Meeting and of the Board of Directors are all in progress.

The Company, based on the opinion of its legal counsel, is confident that the outcome of the lawsuit should not be adverse for Terra Networks, S.A.

3.    Collective lawsuits filed by stockholders of Terra Networks, S.A. in the United States, in connection with the admission to listing of Terra

Terra Networks, S.A. has been summonsed to appear as a defendant in five complaints filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time when the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra Networks, S.A. are part of the more than one thousand complaints filed in the U.S. in 2000 and 2001 in connection with approximately three hundred IPOs. These complaints, challenging the allotments made under the IPOs, allege, principally, that the security placement institutions allotted shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for allotting shares to them, these customers agreed to buy shares on the secondary market at a predetermined price in order to keep the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to otherwise contravene SEC and NASD rules.

Also, the directors and executives of Terra Networks, S.A. negotiated and signed an agreement with the plaintiffs whereby the latter agreed to exclude the individual defendants from the proceedings, without prejudice to the possibility of including them once again if the plaintiffs found grounds for doing so.

In July 2002 Terra Networks, S.A. and other defendant securities issuers jointly filed a petition to have the joined claim dismissed. This petition was rejected by the judge on February 19, 2003.

The plaintiffs, the securities issuers (including Terra Networks, S.A.) and their insurance companies have finalized the terms of an agreement which mainly establishes that the insurance companies undertake to guarantee the availability of a certain sum of money on condition that the plaintiffs do not again collect the same sum from the placement institutions. The settlement does not resolve the dispute between the plaintiffs and the security placement institutions.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The Company, based on the opinion of its legal counsel, is confident that the aforementioned settlement will ultimately be ratified by the Court, and if otherwise, the Company considers that it has a sound defense against the claims filed against it and, accordingly, Terra Networks, S.A. is confident that the outcome of the litigation should not be adverse for Terra Networks, S.A.

4.    Collective lawsuits filed by stockholders of Terra Networks, S.A in the U.S. in connection with the tender offer by Telefónica, S.A. for Terra Networks, S.A.

On May 29, 2003, two class actions were filed at the Supreme Court of the State of New York by stockholders of Terra Networks S.A. against Telefónica S.A., Terra Networks S.A. and certain former and current directors of Terra Networks S.A.

These actions mainly allege that the price offered to the stockholders of Terra Networks, S.A. is not consistent with the intrinsic value of the Company’s shares, and request that the tender offer not be approved or, alternatively, that the stockholders be compensated.

The litigation process has been inactive since the complaints were filed.

The Company, based on the opinion of its legal counsel, considers that it has a sound defense in terms of both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Terra Networks, S.A.

5.    Riaz Valani, Tabreez Verjee, Michael Downing and Global Asset Capital against Lycos, Inc.

On July 17, 2003, former stockholders of IMDI (the former owner of the Sonique product) filed a complaint against Lycos, Inc. and IMDI at the San Francisco State Court alleging breach of contract, willful interference and unfair practices in connection with the payment under the agreement for the acquisition of IMDI/Lycos, Inc. several years ago. The plaintiffs claim that Lycos, Inc. and IMDI did not measure the popularity of Sonique using a specific calculation which, according to the terms of the agreement, could have amounted to US$ 15 million. The claim seeks damages of an indeterminate quantum. Lycos, Inc. has replied to the claim denying the allegations made and intends to present a strong defense.

The Company, based on the opinion of its legal counsel, is confident that the outcome of the litigation should not be adverse for Terra Networks, S.A.

6.    Lycos, Inc. against Overture Services, Inc.

Lycos Inc. has filed a complaint against Overture Services Inc. -which is being processed by the Massachusetts District Court- claiming that Overture Services Inc. has breached certain contractual agreements such those relating to nontransfer of contract, confidentiality and payment, under the Integration and Distribution agreement entered into by the parties on September 30, 2001, whereby Overture was acquired by Yahoo!.Inc., which is a direct competitor of Lycos Inc. The claim is for an indeterminate quantum.

In turn, Overture Services Inc. has filed a counterclaim against Lycos, Inc. alleging that it was the latter that had not fulfilled the terms of the contract, breaching the principles of good faith.

The Company, based on the opinion of its legal counsel, is confident that the outcome of the litigation should not be adverse for Terra Networks, S.A.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(19)    PAYMENTS TO AUDITORS

The payments made in 2003 and 2002 to the various member firms of the Deloitte & Touche International Organization, to which Deloitte & Touche España, S.L., the auditors of the Terra Lycos consolidated Group, belongs, amounted to €1,390 thousand and €1,294 thousand, respectively.

The detail of the foregoing amounts is as follows:

	12/31/03	12/31/02
	Thousands of Euros
Audit of financial statements	823	787
Other audit services	429	276
Work additional to or other than audit services	138	231

Total	1,390	1,294

The payments made to other auditors in 2003 and 2002 amounted to €578 thousand and €34 thousand, the detail being as follows:

	12/31/03	12/31/02
	Thousands of Euros
Audit of financial statements	42	34
Other audit services	11	—
Work additional to or other than audit services	525	—

Total	578	34

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Terra Lycos Group companies.

(20) SUBSEQUENT	EVENTS

a)    Changes in the Board of Directors-

On January 27, 2004, the Board of Directors of Terra Networks, S.A accepted the resignation of Mr. Edward M. Philip from the Board of Directors of Terra Networks, S.A.

On February 24, 2004, the Board of Directors of Terra Networks, S.A accepted the resignation of Mr. Joaquim Agut Bonsfills and Mr. Luis Ramón Arrieta Durana from the Board of Directors of Terra Networks, S.A.

b)    Lycos, Inc. labor force restructuring plan-

In February 2004 Lycos, Inc. restructured its business, entailing a labor force reduction that affected 118 employees, with an approximate cost for severance payments of US$ 3,547. This amount, together with the other costs associated with said restructuring, such as that relating to the termination of contracts, will be recorded in the 2004 statement of operations.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(21)    CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

	2003	2002	2001
	Thousands of Euros
APPLICATION OF FUNDS
Funds applied in operations	—	77,286	172,286
Additions to start-up expenses	169	69	95
Intangible asset additions	63,952	21,303	57,444
Property and equipment additions	16,449	21,729	51,236
Acquisitions of subsidiaries	15,385	76,577	210,922
Additions to other long-term investments	6,208	12,857	22,207
Tax assets written off, net	—	5,018	—
Additions to deferred charges	—	3,991	6,695
Conversion to capital of short-term payables	8,751	10,898	64,681
Deferred revenues	—	3,732	—
Provision for contingencies and expenses recorded	—	21,039	175
Long-term debt	489	606	—
Minority interests	—	1,150	—
Variations due to translation differences	52,836	79,404	—

TOTAL FUNDS APPLIED	164,239	335,659	585,741

FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED

SOURCE OF FUNDS
Funds obtained from operations	277	—	—
Stock options exercised under ESOP	6,814	3,756	19,203
Disposal of treasury stock	1,722	—	12
Retirements of start-up expenses	81	—	1,143
Retirements of intangible assets	1,070	4,542	6,540
Retirements of property and equipment	282	4,567	5,310
Retirements of subsidiaries	184	8,232	27,264
Retirements of other long-term investments	121	8,844	3,133
Tax assets realized, net	757	—	2,935
Retirements of deferred charges	3,007	—	—
Transfers to short term	26,490	517	—
Provision for contingencies and expenses released	4,745	—	—
Minority interests	3,496	—	4,736
Deferred revenues	538	—	2,368
Long-term debt	—	—	2,115
Variations due to translation differences	—	—	24,774
Variations in working capital due to inclusion of companies	2,882	—	—

TOTAL FUNDS OBTAINED	52,466	30,458	99,533

FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	111,773	305,201	486,208

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

	2003		2002		2001
VARIATION IN WORKING CAPITAL	Increase	Decrease	Increase	Decrease	Increase	Decrease
	Thousands of Euros
Inventories	188	—	—	1,919	223	—
Accounts receivable	—	4,716	—	32,614	15,272	—
Short-term investments	—	144,079	—	454,725	—	397,073
Cash	—	17,488	25,689	—	—	86,187
Accrual accounts	—	4,693	—	10,825	—	14,313
Current liabilities	59,015	—	169,193	—	—	4,130

TOTAL	59,203	170,976	194,882	500,083	15,495	501,703

VARIATION IN WORKING CAPITAL	111,773		305,201		486,208

The reconciliation of the consolidated loss for the year to the funds obtained from operations is as follows:

	2003	2002	2001
	Thousands of Euros
Loss for the year	(172,710)	(2,008,870)	(566,298)
Add:
Start-up expense amortization expense	910	26,256	30,627
Intangible asset amortization expense	43,055	72,956	85,386
Property and equipment depreciation expense	34,777	43,506	41,413
Write-down of start-up expenses	—	56,622	—
Consolidation goodwill amortization expense	83,269	254,157	386,332
Write-down of consolidation goodwill	6,452	856,657	—
Share in losses of companies accounted for by the equity Method	34,734	148,902	181,732
Variation in allowances for property and equipment and intangible assets	—	54,199	—
Variation in long-term investment valuation allowances	—	33,488	12,164
Variation in other long-term investment valuation allowances	(10,525)	—	1,512
Losses on property and equipment and intangible assets	—	—	1,956
Extraordinary loss on accounting for Lycos Europe by the equity method	—	50,200	—
Period provision for contingencies and expenses	—	1,526	21,000
Tax asset generated in the year due to tax loss carryforwards	—	342,346	—
Less:
Gains on property and equipment and intangible assets	—	—	(315)
Reversal of negative consolidation goodwill	(972)	(1,602)	(2,825)
Write-down of negative consolidation goodwill	—	(3,714)	—
Variation in long-term investment valuation allowances	—	(1,503)	—
Variation in financial investments	(18,177)	—	—
Tax asset generated in the year from tax loss carryforwards	—	—	(363,350)
Loss attributed to minority interests	(536)	(2,412)	(1,620)

Funds applied in (obtained from ) operations	277	(77,286)	(172,286)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(22)    DIFFERENCES BETWEEN SPANISH AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

The consolidated financial statements of Terra Networks, S.A. were prepared in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”), which differ in some respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A reconciliation of net loss and shareholders’ equity from Spanish GAAP to U.S. GAAP is provided in this Note.

Reconciliation of net loss and shareholders’ equity from Spanish GAAP to U.S. GAAP

# Ref.		Thousands of Euros
		12/31/2003	12/31/2002
	Shareholders’ equity per Spanish GAAP	2,720,541	3,190,887

	Adjustments for U.S. GAAP purposes:
1	Research and development expenses	—	(1,040)
2	Start-up costs	(892)	(1,466)
3	Corporate Income Tax (a)	(287,342)	(287,434)
4	Permanent decline of value in Lycos Europe, N.V.	(37,358)	(42,778)
5,11	Goodwill arising from OLÉ acquisition	—	—
5	Adjustment arising from Chile acquisition (net)	(20,657)	(24,198)
8	Stock options granted to employees of Lycos	(112,301)	(350,544)
10	Amortization of goodwill relating to Uno-e Bank, S.A. acquisition	—	17,366
11	Reversal of amortization of goodwill (SFAS 142)	198,348	163,463
11	Additional impairment of goodwill (SFAS 142)	(149,035)	(147,050)
12	Investments under FASB 115	7,063	1,058
13	Treasury stock	—	(1,858)
15	Translation of goodwill	(57,691)	(129,036)
16	Capital increase subscribed to by finance entities acting as agents in ESOP	(30,122)	(30,197)
17	Revenue recognition	(22,720)	(14,310)
18	Restructuring charge	—	3,380
	Tax effects of above adjustments (a)	—	—

	Total differences	(512,707)	(844,644)

	Shareholders’ equity per U.S. GAAP	2,207,834	2,346,243

(a)	The adjustments above do not include the tax effect, if any, of reconciling the shareholders’ equity from Spanish GAAP to U.S. GAAP, since a valuation allowance would be provided in full against the deferred tax assets related to the Group’s net operating losses under U.S. GAAP.

Note: Certain prior year amounts have been reclassified for comparative purposes.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

# Ref.		Thousands of Euros, except per share data
		12/31/03	12/31/02	12/31/01
	Net loss per Spanish GAAP	(172,710)	(2,008,870)	(566,298)

1	Reversal of amortization of research and development expenses	975	3,666	3,865
2	Reversal of amortization of start-up costs	910	81,852	30,627
2	Additions to start-up	—	—	(1,629)
3	Corporate income tax	65	342,084	(353,509)
4	Permanent decline in the value of Lycos Europe, N.V.	—	(42,778)	—
5,11	Amortization of goodwill relating to OLÉ acquisition and subsequent impairment	—	—	(21,595)
5	Adjustment relating to Chile acquisition	3,541	3,539	6,196
6	Adjustment resulting from Peru acquisition	—	17,784	6,743
7,11	Amortization of goodwill relating to Lycos acquisition and subsequent impairment	—	—	(10,373,731)
7	Amortization of deferred compensation expense	(17,559)	(53,148)	(53,148)
8	Stock options granted to employees of Lycos	(972)	(5,319)	(2,825)
9,11	Amortization of goodwill minority interests T.N. USA and subsequent impairment	—	—	(171,409)
10	Amortization of goodwill relating to Uno-e Bank acquisition	(17,364)	13,024	4,342
11	Reversal of amortization of goodwill (SFAS 142)	34,885	163,463	—
11	Additional impairment of goodwill (SFAS 142)	(1,985)	(147,050)	—
12	Unrealized gains/losses investments under FASB 115	(21,272)	(16,426)	(23,188)
13	Gain in the sale of treasury stock	(10,985)	—	—
14	Tax deduction on employee stock options	—	—	(20,320)
15	Translation of goodwill	(5,134)	61,086	124,231
17	Revenue recognition	(8,410)	(14,310)	—
18	Restructuring charge	(3,101)	3,714	—
	Other	83	—	(102)
	Tax effects of above adjustments (a)	—	—	—

	Net loss per U.S. GAAP	(219,033)	(1,597,689)	(11,411,749)

	Net loss per share U.S. GAAP	(0.391)	(2.857)	(20.466)

	Weighted average shares outstanding (b)	560,532,170	559,298,611	557,603,245

(a)	The adjustments above do not include the tax effect, if any, of reconciling the net loss from Spanish GAAP to U.S. GAAP, since a valuation allowance would be provided in full against the deferred tax assets related to the Group’s net operating losses under U.S. GAAP.
(b)	Weighted average shares outstanding are calculated as the sum of total amount of outstanding shares at the end of every month divided by twelve.

Note: Certain prior year amounts have been reclassified for comparative purposes.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The statement of changes in shareholders’ equity under U.S. GAAP at December 31, 2003 and 2002, is as follows:

	Thousands of Euros
	2003	2002
U.S. GAAP shareholders’ equity at January 1	2,346,243	4,220,453
Variations:
Net loss of the year under U.S. GAAP	(219,033)	(1,597,689)
Exercise of stock options	6,889	3,762
Amortization of deferred compensation expense	17,559	53,148
Sale of Treasury Stock	12,707	—
Other adjustments: Spanish—U.S. GAAP differences	(112)	—
Accumulated other comprehensive income (loss):
Unrealized gains/losses on marketable securities, net of tax	38,373	(2,698)
Currency translation adjustments arising in Spanish GAAP	(65,240)	(212,874)
Currency translation adjustments arising in U.S. GAAP	70,448	(117,859)

U.S. GAAP shareholders’ equity at December 31	2,207,834	2,346,243

Shareholders’ rights and any dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Terra Networks, S.A.

Description of the main differences included in the reconciliation of net loss and shareholders’ equity from Spanish GAAP to U.S. GAAP

1.    Research and development

In accordance with Spanish GAAP, research and development costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP research and development costs for maintenance, services performed by others, equipment and purchased intangibles that have no alternative future use are expensed when acquired, incurred or constructed. Under Spanish GAAP, a part of these costs is classified under “Other intangible assets”. As of December 31, 2003 all these costs are fully amortized and no new additions have been registered during 2003.

2.    Start-up costs

Different criteria are applied under Spanish and U.S. GAAP to accrue for certain items such as start-up expenses, and, accordingly, related adjustments have to be made in the reconciliation of net loss and shareholders’ equity. In accordance with Spanish GAAP, period expenses incurred during the start-up of a business that will contribute to future revenues may be deferred and amortized over five years. Under U.S. GAAP, start-up costs must be expensed as incurred.

As indicated in Note 1, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, substantially all the unamortized start-up expenses as of December 31, 2002 were written off for Spanish GAAP purposes. During 2003 there has been no new additions to the “Start-up costs” caption.

3.    Corporate income tax

In accordance with Spanish GAAP and with Corporate Income Tax Law 43/1995, tax losses may be carried forward for ten years from the commencement of the tax period following that in which the tax losses were

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

Specifically, Spanish GAAP permit the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if the deferred tax assets can be reasonably realized within a ten-year period from the date on which the assets were generated. For the 2001 financial statements, the Group recognized such tax assets under Spanish GAAP, since it considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group’s business plan then in force.

For Spanish GAAP purposes, as indicated in Note 1 and based on the annual analysis of the income expected to be generated in the future, in 2002 the Company, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans (see Note 15). In 2003 no new tax assets have been accounted in the Terra Lycos Group.

Under U.S. GAAP, deferred tax assets should be recognized if it is “more likely than not” that these assets will be realized. In making a determination of whether it is more likely than not that a deferred tax asset is realizable, all available evidence, both positive and negative, should be considered. Companies should look to both objective evidence, such as a Company’s operating history, as well as subjective evidence, such as a Company’s budgets and business plans, to determine whether a valuation allowance is needed. The weight given to the potential effect of negative and positive evidence should be commensurated with the extent to which it can be objectively verified.

Under U.S. GAAP, reaching a conclusion that a valuation allowance is not needed is difficult when there is significant objective negative evidence, such as cumulative losses, in recent years. Each of the companies in the Group has incurred such losses in each tax-reporting period since its creation. Moreover, the Group does not have other objective, positive evidence such as existing contracts or a firm sales backlog, that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures. Based on this evidence, a valuation allowance would be provided in full against the deferred tax assets related to the Group’s net operating losses under U.S. GAAP.

4.    Valuation of the investment in Lycos Europe, N.V.

At December 31, 2003, the Group’s percentage of ownership in Lycos Europe, N.V. is 32.1%. Under Spanish GAAP, the investment in Lycos Europe, N.V. is accounted for under the equity method and its carrying value is classified in investments on the accompanying consolidated balance sheet.

Under U.S. GAAP, an other than temporary decline in the value of the investment in Lycos Europe, N.V. should be recorded for the excess of the carrying value in Lycos Europe, N.V. over its fair value based on the trading market value at the date the decline in value was determined to be other than temporary. Accordingly, in 2002 a permanent decline of 47,183 thousand dollars was registered under U.S. GAAP. As of December 31, 2003, the fair value of the Company’s investment in Lycos Europe, N.V. based on the quoted trading price, is approximately 101.7 million dollars, and thus, no additional permanent decline has been registered in 2003.

5.    Goodwill from acquisitions from related parties and others

OLÉ

In April 1999, Terra Networks, S.A. acquired 100% of OLÉ from INFOSEARCH HOLDINGS, S.A. for €12.02 million in cash and agreed to sell to INFOSEARCH HOLDINGS, S.A. 4,928,000 shares of Terra

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Networks, S.A. for €20.8 million. The estimated fair value of the shares to be sold was €54.0 million. For U.S. GAAP purposes, the difference between the fair value of the shares and the amount received from the sale of €33.2 million would be considered additional purchase price. This additional consideration would result in the same amount of goodwill. For Spanish GAAP purposes the shares sold would be recorded based on the amount of cash received and would not be considered to be additional purchase price. In the fourth quarter of 2001, the parent Company determined that the additional goodwill associated with OLÉ recorded under U.S. GAAP was impaired (see Note 22.11 below), and therefore the effect from this reconciliation item on shareholders’ equity at December 31, 2003 and 2002 is zero. The write-off of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with OLÉ under U.S. GAAP.

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

6.    Capital contribution to parent Company (intangible assets Terra Networks Perú)

On October 20, 1999, Terra Networks Peru, S.A., a subsidiary of Terra Networks, S.A., entered into contracts with Telefónica del Perú, S.A. and Telefónica Servicios Internet del Perú, S.A.C. that enabled it to commence operations in the residential Internet segment. According to the main terms of the agreements, Telefónica del Perú, S.A. agrees not to provide directly or through subsidiaries Internet services for residential users. The consideration paid by Terra Networks, S.A. for the foregoing covenant not to compete amounted to $25 million, and this amount was recorded as an intangible asset and is being amortized on a straight-line basis over five years under Spanish GAAP. Additionally, Telefónica Servicios Internet del Peru, S.A.C. transferred to Terra Networks Peru, S.A. all of its contracts with customers and the customer database of the Internet Provider Centers and made available to the latter the assets assigned to or obtained for the provision of Internet services to residential customers. Terra Networks Peru, S.A. paid $5 million in this connection, and this amount was recorded as an intangible asset and is being amortized on a straight-line basis over five years under Spanish GAAP.

As Telefónica del Peru, S.A., Telefónica Servicios Internet del Peru, S.A.C. and Terra Networks, S.A. participated in the Telefónica, S.A. Group at the time of this transaction, in accordance with U.S. GAAP, the $30 million in payments would not be capitalized as intangible assets but would instead be treated similar to dividends.

In the fourth quarter of 2002, the contribution of this intangible asset to the generation of future income was analyzed and an allowance amounting to €10.3 million was recorded to cover the negative difference between the present value of the estimated future flows and the carrying value of the asset for Spanish GAAP purposes (see Note 8). As a result, the effect from this reconciliation item on shareholders’ equity at December 31, 2003 and 2002 is zero.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

Under U.S. GAAP, the acquisition price of Lycos Virginia, Inc. would be determined in a different manner than the calculation under Spanish GAAP. First, the value of the Terra Networks, S.A. shares issued to consummate the acquisition would be valued using the average market price of Terra Networks, S.A.’s common stock around the time the merger was agreed and announced. In accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, this average market price would be the share price at the last time the average security price dropped below the floor price established by the acquisition agreement without subsequent recovery, which was $45.37 per share.

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

The following calculations have been made regarding the Terra Networks, S.A. options issued:

	Original Amount of Lycos Options /Shares	Number of Replacement Terra Networks Options / Shares Issued	Weighted-Average Exercise Price of Replacement Options
Vested (1)	15,252,174	32,792,173	€16.92
Unvested (1)	13,836,314	29,748,076	€20.34

Total	29,088,488	62,540,249

Ordinary shares	111,391,500	239,491,725

Total Terra Networks shares issued		302,031,974

(1)	As of the date of the consummation of the combination: October 27, 2000.

The value of the fully vested options was €1,369.07 million. This value was determined using a Black-Scholes pricing model and was based on the following weighted-average assumptions:

•	risk free interest rate of 5.5%,

•	volatility of 78%,

•	expected term of 5 years and

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

•	expected dividend yield of 0%.

Under U.S. GAAP, this value would be recorded in its entirety as purchase price.

The value of the unvested options was €1,179.81 million. This value was determined using a Black-Scholes pricing model and was based on the following weighted-average assumptions:

•	risk free interest rate of 5.55%,

•	volatility of 62%,

•	expected term of 6 years and

•	expected dividend yield of 0%.

On the date that Terra Networks, S.A. granted these unvested replacement options, the intrinsic value of the unvested replacement options was €5.36 per share. This amount was calculated by subtracting the weighted-average exercise price of the replacement options of €20.34 from the assumed fair market value of Terra Networks shares on the date of grant of €25.70. Thus, the aggregate intrinsic value of all of the unvested replacement options was €159.45 million as of the date of grant.

The weighted-average remaining service period on the unvested options was 3 years. The weighted-average aggregate service period under the terms of the initial options awarded by Lycos was assumed to be 3 years. Thus, the portion of fair value of the unvested stock options to be classified as deferred compensation expense is 3/3 of the aggregate intrinsic value shown above, or €159.45 million. This amount has been fully amortized in October 2003 and the effect in the U.S. GAAP statement of operations of 2003 is €17.6 million. During 2003, 7,253,534 shares of the Lycos Stock Option Plans were cancelled. Out of this total amount, approximately 5 million shares were unvested options in the moment of the merger. The deferred compensation expense corresponding to these cancelled shares, €26.7 million, has not been reflected in the statement of operations as expense under US GAAP.

Accordingly, the difference of €1,020.36 million between the fair value of the unvested stock options and the amount classified as deferred compensation would be recorded as additional purchase price under U.S. GAAP, in regards to the non-vested stock options.

The following is a summary of the calculation of the purchase price, as described above:

U.S. GAAP	(Thousands of Euros, except share amounts)
Total no. of Terra Networks shares issued to consummate acquisition	239,491,725
Fair market value per share (a)	50.20

Value of Terra Networks shares issued	12,022,485
Fair value of vested stock options issued	1,369,073
Fair value of unvested stock options issued (b)	1,020,359
Direct acquisition costs (c)	66,230

Total purchase price	14,478,147

(a)	In accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, this amount represents the share price at the last time the average security price dropped below the floor price established by the acquisition agreement without subsequent recovery. Such amount is equivalent to US$ 45.37 per share.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

(b)	Reduced by €159.45 classified as deferred compensation expense.
(c)	This amount represents taxes, legal fees and other direct costs in connection with the acquisition of Lycos.

The table below summarizes the allocation of the purchase price for Lycos, Inc. according to U.S. GAAP:

	Fair value (thousands of Euros)	Estimated useful life (years)
Net assets (excluding intangible assets)	1,085,686
Web visitors and customer base	389,568	3 to 5
Developed technology	376,302	3 to 5
Other intangible	196,593	5
Goodwill	12,429,998	10

Total	14,478,147

As described above, there is a significant difference between Spanish and U.S. GAAP in the value of goodwill associated with the acquisition of Lycos, Inc. Under Spanish GAAP, the value of the shares issued to consummate the acquisition of Lycos, Inc. was €11 per share, while for U.S. GAAP purposes the shares were valued at €50.20 per share, which was the average market price of the Terra Networks, S.A. common stock around the time the merger was agreed and announced. Due to this difference in the purchase price, there is a significant difference in the amount of goodwill arising from the acquisition of Lycos, Inc. for Spanish GAAP purposes and for U.S. GAAP purposes. In the fourth quarter of 2001, the Controlling Company reached a conclusion that the total amount of additional goodwill associated with Lycos, Inc. recorded under U.S. GAAP needed to be impaired (see Note 22.11). The write-off of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with Lycos, Inc. under U.S. GAAP. As a result, the effect from this reconciliation item on shareholders’ equity at December 31, 2003 and 2002 is zero.

8.    Stock options granted to employees of Lycos

As discussed in Note 4-a to the consolidated financial statements, Terra Networks, S.A., after the acquisition of Lycos, Inc., accounted for stock awards granted to employees of Lycos Virginia, Inc. in the following manner under Spanish GAAP:

–	For options that had an exercise price of €11 or greater, Terra Networks, S.A. recorded an asset at €11 per share in the caption “Due from Shareholders for Uncalled Capital”, with an offsetting credit to shareholders’ equity. As the employees exercise their options covered by these shares, the positive difference between the exercise price paid by the employee and the €11 was recorded in the accompanying consolidated financial statements under the “Negative Goodwill in Consolidation” caption on the liability side of the consolidated balance sheet. This difference is being allocated to income over the remaining period over which the goodwill that initially arose in the transaction is being amortized, up to a maximum of ten years from the acquisition date.

–	For options that had an exercise price of less than €11 per share, Terra Networks, S.A. recorded an asset under the “Due from Shareholders for Uncalled Capital” caption on the asset side of the consolidated balance sheet for the exercise price of the shares. The difference between this price and the €11 was recorded as additional goodwill. This goodwill is being amortized on a straight-line basis over ten years.

The accounting under Spanish GAAP when an award was exercised or forfeited is also described in Note 4-a.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The options cancelled (either because the optionees’ employment was terminated prior to the vesting of the purchase options or because the life or term of the purchase options expired under the Plan) had been reclassified under Spanish GAAP to the “Other long-term investments” caption until the Stockholders’ Meeting approved the retirement of these shares reducing the “Common Stock” and “Additional Paid-in Capital” captions.

On December 16, 2003 Terra Networks, S.A. acquired the 26,525,732 shares of Terra Networks, S.A. owned by Citibank, NA, as the agent bank for the Stock Option Plans established by the Company on the integration of Lycos, Inc. After this acquisition the asset underlying these shares was reclassified, under Spanish GAAP from the “Due from Shareholders for Uncalled Capital” (for outstanding option rights) and “Other long-term financial assets” (for option rights cancelled) captions in the accompanying consolidated balance sheet to the “Treasury Stock” caption. A restricted reserve for Treasury Stock was also created.

Under U.S. GAAP, none of these entries would have been recorded. Instead, the options issued in the acquisition of Lycos Virginia, Inc. would be recorded as purchase price or deferred compensation, as described in section 7 of this Note. Therefore, all related entries under Spanish GAAP have been reversed under U.S. GAAP.

9.    Acquisition of minority interests in Terra Networks USA

In July 2000, Terra Networks, S.A. acquired the remaining 49% holding in Terra Networks Access Services USA Llc. and the remaining 10% holding in Terra Networks Interactive Services USA Llc. from IDT, through a share exchange whereby Terra Networks issued 3,750,000 shares with a stated value, for Spanish GAAP purposes, of €41.25 million. The estimated fair value of the shares of Terra Networks, S.A. was €228.23 million, based on the fair market value of Terra Networks, S.A.’s common stock around the time the terms of the agreements were reached and announced. For U.S. GAAP purposes, the difference of €186.98 million between the fair value of the shares and the par value at which the shares were issued would be considered additional purchase price. This additional consideration would result in the same amount of goodwill. As of December 31, 2001 the goodwill arising from these acquisitions was written down both for Spanish and U.S. GAAP purposes, since the ISP operations in the U.S.A. were ceased (see Note 22.11). As a result, the effect from this reconciliation item on shareholders’ equity at December 31, 2003 and 2002 is zero.

10.    Acquisition of Uno-e Bank, S.A.

Pursuant to the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for an aggregate purchase price of €160,434,000. In the moment of the acquisition, the investment was carried by the equity method and the results of Uno-e Bank, S.A.’s operations have been included in the consolidated financial statements since the date of acquisition and up to April 23, 2003, as explained below.

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

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. On that same date, BBVA and Terra Networks, S.A. entered into a liquidity agreement establishing a put option for Terra Networks, S.A. that guarantees a minimum price in case of the sale of the holding in Uno-e Bank, S.A. not lower than €148.5 million. After the aforementioned agreement was approved by the Special Stockholders’ Meeting of Uno-e Bank, S.A on April 23, 2003, a non-monetary capital increase was fully subscribed by BBVA and consequently the holding of Terra Networks, S.A. as of December 31, 2003 stood at 33%.

From the moment the agreement was approved by the Special Stockholders’ Meeting, for Spanish GAAP purposes, the holding of Terra Networks, S.A. in Uno-e Bank, S.A was reclassified from the “Holdings in affiliated companies” and “Goodwill in consolidation” caption to the “Other holdings” caption in the accompanying consolidated balance sheet and accounted for at the amount of the option (€148.5 million). Consequently, after this reclassification the goodwill was no longer amortized under Spanish GAAP.

Under U.S. GAAP, according to EITF 00-6, the holding in this affiliated company should be integrated by the equity method until the put option is exercised and the shares are transferred. However, because the equity carrying amount of Uno-e Bank, S.A. under US GAAP as of December 31, 2003 would be higher than the option strike price, an impairment should be recognized for the excess by analogy to paragraph 19(h) of Opinion 18, since the Management considers that the option will be exercised. Therefore, an additional goodwill impairment of €17.4 million has been recognized under US GAAP to reflect the investment in Uno-e Bank at the €148.5 million value of the put option. This additional impairment is caused by the reversal, under US GAAP, of the amortization expense recorded in 2002 under Spanish GAAP. As a consequence, there is no difference in the asset valuation between Spanish and US GAAP. The only difference relates to the classification of this investment and its goodwill in the balance sheet (See Note 22.26).

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

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

Under U.S. GAAP, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing under a fair value approach. The provisions of SFAS No. 142 have been applied beginning January 1, 2002 for U.S. GAAP reporting purposes.

SFAS No. 142 requires to test all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. As described in Note 1, under Spanish GAAP, the Group utilized a fair-value approach to test goodwill for impairment. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value. The fair value of the reporting units and the related implied fair value of its respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate an impairment as of January 1, 2002. In the fourth quarter of 2002, additional impairment tests were performed. The Controlling Company, assisted by independent valuation consultants, in the case of Lycos, Inc., completed this additional testing of goodwill at a reporting unit level. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result, as of December 31, 2002, the Company recorded a non-cash impairment charge of €856.7 million, which was reported for Spanish GAAP purposes in the accompanying statement of operations as “extraordinary expense”.

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

In April 2003 Terra Networks, S.A., through its subsidiary Terra Networks Asociadas, S.L., acquired a majority of voting rights in Onetravel.com, Inc. increasing its holding to 52,07%. In August 2003, an additional purchase was made and after this acquisition the percentage of ownership in Onetravel.com, Inc. was 54,15%. The total amount disbursed in 2003 was 3,330 thousand euros.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

At August 1, 2003 (thousands of Euros)
Current assets	1,060
Property, plant and equipment	142
Intangible assets	188
Other fixed assets	7
Goodwill	2,152
Total assets acquired	3,549
Current liabilities	218
Long-term debt and other	1
Total liabilities assumed	219
Total net assets acquired	3,330

In the fourth quarter of 2003 the Company completed a testing of the goodwills concluding that the carrying value of the goodwill that Terra Networks, S.A. had in Ifigenia Plus, S.L. exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result, as of December 31, 2003, the Company decided to eliminate the total amount of this goodwill and recorded a non-cash impairment charge of €6.5 million, which is reported for Spanish GAAP purposes in the accompanying statement of operations as “extraordinary expense”. A summary of the impairment charges in the consolidated statements of operations under Spanish GAAP for the years ended December 31, 2003 and 2002 are described in Note 5. Under U.S. GAAP, an additional impairment of 1,985 thousand euros was made in the goodwill of Ifigenia Plus, S.L. in order to leave the goodwill of Ifigenia Plus, S.L. also valued at zero.

The variations in 2003 and 2002 in goodwill under U.S. GAAP for fully consolidated companies were as follows:

	Thousands of Euros
Goodwill U.S. GAAP	Balance at 12/31/02	Additions	Retirements /Transfers	Impairment	Translation differences	Balance at 12/31/03
Spain	8,427	—	—	(8,427)	—	—
United States	75,636	3,730	23,802	—	(13,870)	89,298
Brazil	68,717	—	(1,083)	—	1,153	68,787
Mexico	—	—		—	—	—
Guatemala	2,309	—		—	—	2,309
Argentina	—	—		—	—	—
Venezuela	—	—		—	—	—
Colombia	—	—		—	—	—

Total	155,089	3,730	23,507	(8,427)	(12,717)	160,394

	Thousands of Euros
Goodwill U.S. GAAP	Balance at 12/31/01	Additions	Retirements /Transfers	Impairment	Translation differences	Balance at 12/31/02
Spain	20,765	279	(868)	(11,749)	—	8,427
United States	950,243	—	—	(821,189)	(53,418)	75,636
Brazil	120,074	—	—	—	(51,357)	68,717
Mexico	158,257	—	(1,594)	(148,250)	(8,413)	—
Guatemala	2,309	—	—	—	—	2,309
Argentina	1,767	—	—	(2,661)	894	—
Venezuela	2,952	—	—	(3,246)	294	—
Colombia	16,491	—	—	(16,612)	121	—

Total	1,272,858	279	(2,462)	(1,003,707)	(111,879)	155,089

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The following is a disclosure of what reported net income would have been in all periods presented exclusive of amortization expense:

	Thousands of Euros, except per share data
	12/31/03	12/31/02	12/31/01
Reported net loss U.S. GAAP	(219,033)	(1,597,689)	(11,411,749)
Goodwill amortization	—	—	2,777,449

Adjusted net loss U.S. GAAP	(219,033)	(1,597,689)	(8,634,300)

Earnings per share:
Reported net loss per share U.S. GAAP	(0.391)	(2.857)	(20.466)
Goodwill amortization	—	—	4.970

Adjusted net loss per share U.S. GAAP	(0.391)	(2.857)	(15.496)

12.    Investments under FASB 115

Under Spanish GAAP, companies in which Terra Networks, S.A. owns at least 20% if unlisted and 3% if listed are carried by the equity method; provided that, investments in companies in which Terra Networks, S.A. owns less than 50% of the common voting stock must be consolidated when such companies are considered under Spanish GAAP to be controlled by Terra Networks, S.A. Under U.S. GAAP, companies in which a holding of between 20% and 50% is owned or in which the investor can exert significant influence (but not control) are carried by the equity method. Where significant influence does not exist, investments of less than 20% should be accounted for as either marketable investment securities, and thus accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or as non-marketable investment securities, and thus accounted for at cost. This adjustment consists of eliminating, under U.S. GAAP, the equity pick-ups recorded on investments over which significant influence is not exercised.

Lycos, Inc., subsidiary of Terra Networks, S.A., has several equity investments, and pursuant to SFAS 115 it has been concluded that all of its equity investments representing ownership interests of less than 20% should be considered “available for sale” and accordingly these investments are marked to market at each balance sheet date and any unrealized gains or losses are recorded in the equity section of the balance sheet (comprehensive income) and not through the statements of operations.

The equity investments that Lycos, Inc., subsidiary of Terra Networks, S.A., has in Fast Search & Transfer ASA and Autobytel, Inc., publicly listed companies, with a percentage of ownership between 3% and 20% for purposes of Spanish GAAP were accounted for at market value through the year ended December 31, 2002 since significant influence was not exercised. The result of the accounting of these companies in Spanish GAAP gave rise to a charge amounting to €28,303 thousand which was recorded under the “Variation in Investment Valuation Allowance” caption in the accompanying consolidated statement of operations for the year ended December 31, 2002 (see Note 10).

In 2003 all the equity investments that Lycos, Inc, subsidiary of Terra Networks, S.A. has in publicly listed companies where a holding of between 3% and 20% is owned have been considered marketable securities and thus accounted at market value, not exceeding the acquisition price. The impact of registering the correction of the valuation of these companies has been a credit of €21,272 thousand under the caption “Financial revenues from investments, securities and loans” in the accompanying consolidated statement of operations. Under U.S. GAAP these investments are considered available for sale pursuant to SFAS 115. Accordingly all unrealized gains or losses are recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet under U.S. GAAP.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

13.    Treasury stock

In the Spanish GAAP financial statements, treasury stock is shown separately in the assets side of the consolidated balance sheet. For U.S. GAAP reporting purposes, treasury stock is shown as a component of the shareholders’ equity (deduction).

As of December 31, 2002 Terra Networks, S.A. had, through its subsidiary Lycos, Inc., 2,420,468 of its own shares. This treasury stock was acquired in 2000 as a result of former agreements between Lycos Virginia, Inc. and CMGI Group corresponding to stock options granted to the Lycos employees in the initial stage of the Company. In 2003 this treasury stock was sold, since, as described in Note 1, on June 26, 2003, the Board of Directors of Terra Networks, S.A. indicated its willingness to accept the tender offer of Telefónica, S.A. for these shares. Under Spanish GAAP the gain in the sale has been accounted as extraordinary income and the restricted reserve underlying this treasury stock was reversed for 1,858 thousand euros. Under U.S. GAAP the profit in the sale of treasury stock (€10.9 million) should not be recorded in the statement of operations.

On the other hand, on December 16, 2003 Terra Networks, S.A. acquired the 26,525,732 shares of Terra Networks, S.A. previously owned by Citibank, NA, as the agent bank for the Stock Option Plans established by the Company on the integration of Lycos, Inc.

Under Spanish GAAP, these shares have to be valued at the lower of cost, comprising the total amount paid for its acquisition, or market. The market value is taken to be the lower of underlying book value, the average market price in the last quarter of the year or the year-end market price. The underlying book value as of December 31, 2003 was €4.76 and an adjustment of €158,780 thousand was accounted and charged to shareholders’ equity under Spanish GAAP since these shares were acquired exclusively to be delivered to its employees, to be sold on their behalf when they exercise their options or, pursuant to the resolutions of the Stockholders’ Meetings of June 8, 2000 and April 2, 2003 to be retired if the options are not exercised before they mature.

Under U.S. GAAP, because the options issued in the acquisition of Lycos Virginia, Inc. were recorded as additional purchase price or deferred compensation, the acquisition of shares mentioned above, together with their respective reserve, would not exist, since these shares previously held by Citibank have been eliminated in the adjustment reported in Note 22.8. Therefore, the treasury stock balance as of December 31, 2003 is not adjusted under this caption.

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

On February 12, 2003 (see Note 1) a new Framework Strategic Agreement was signed between Terra Networks, S.A. and Telefónica S.A. replacing the agreement of May 16, 2000. This new agreement creates a minimum value of €78.5 million annually for the Terra Lycos Group.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

From this date, the goodwill associated to this contract has been translated in U.S. GAAP at the closing exchange rate of February 2003. The net amount as of February 28, 2003 was €279,135 thousand and accordingly, the amortization expense in U.S. GAAP has been recalculated in the remaining useful life of the contract. Therefore, the contract will be amortized in the same period both in U.S. GAAP and in Spanish GAAP. The mentioned recalculation in U.S. GAAP has had an impact of €4.2 million of expense in the accompanying statement of operations.

Under U.S. GAAP this goodwill has been reclassified to the Intangible Assets caption in the accompanying balance sheet (See Note 22.26).

16.    Shares in deposit at finance entities acting as agents in stock option plans

In the Spanish GAAP financial statements, the amount paid by the two finance entities, Banco Zaragozano and Caja de Ahorros y Pensiones de Barcelona (La Caixa), acting as agents in the Stock Option Plan for Terra Networks, S.A.’s employees is recorded as a capital increase subscribed to by the aforementioned companies. For U.S. GAAP reporting purposes, this amount is shown as a component of the long-term liabilities since the banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through the agreement that entitles and obligates it to repurchase them.

17.    Revenue recognition

The main difference in accounting treatment with respect to revenue recognition is related to up-front connection fees from the sale of license software packages, which under Spanish GAAP are, in most cases, recognized directly to earnings in the same moment the license is delivered and the title is transferred, while under U.S. GAAP, because there is no vendor-specific objective evidence of their fair value, these fees are recorded in earnings throughout the expected life of the client relationship, in accordance with SOP 97-2, “Software Revenue Recognition”. Up to December 31, 2001, the volume of these fees represented an insignificant amount, and therefore, no difference between Spanish GAAP and U.S. GAAP was adjusted.

From 2002 Terra Networks España, S.A. has been selling software packages, including software licenses, to Telefónica de España, S.A. as a part of the Framework Strategic Alliance Agreement signed between Terra Networks, S.A. and Telefónica, S.A. on February 12, 2003 (See Note 16). These software licenses, under Spanish GAAP have been recorded as revenues in 2002 and 2003. Under U.S. GAAP the revenues should be registered throughout the life of the contract. Therefore, an adjustment in the revenues of 2003 and 2002 for €8.4 million and €14.3 million respectively has been recorded.

See Note 22.23 for more detail on revenue recognition significant accounting policies.

18.    Restructuring charge

On February 5, 2003, Lycos, Inc. experienced a workforce reduction of 145 employees. The Company expected to incur in approximately €3.7 million of restructuring expenses composed primarily of employee severance and outplacement services, which the Company anticipated would be paid during 2003. Accordingly, under Spanish GAAP, expenses related to this restructuring were considered probable in 2002, and therefore included as a component of accrued expenses in the accompanying consolidated balance sheet as of December 31, 2002.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Under US GAAP, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which the Company decided to early adopt (see Note 22.32), if employees are not required to render service until they are terminated in order to receive the termination benefits or will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognized and measured at its fair value at the communication date which was in February 2003. Therefore, the related restructuring charges were eliminated in 2002.

In 2003 Lycos, Inc. has finally incurred restructuring costs amounting to €3.1 million. These expenses have been recorded, under US GAAP, in the “Personnel Expenses” caption.

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

The following represents the statement of comprehensive loss prepared under U.S. GAAP:

	Thousands of Euros
Statement of Comprehensive Loss	12/31/03	12/31/02
Net loss per U.S. GAAP	(219,033)	(1,597,689)
Other comprehensive income (loss):
Foreign currency translation adjustments	5,242	(330,733)
Unrealized gains/losses on marketable securities, net of tax of nil	38,373	(2,698)

Comprehensive loss	(175,418)	(1,931,120)

The following represents the statement of changes in accumulated other comprehensive loss prepared under U.S. GAAP:

	Thousands of Euros
Accumulated Other Comprehensive Loss	12/31/03	12/31/02
Beginning balance, January 1	(1,423,552)	(1,090,121)
Foreign currency translation adjustments	5,242	(330,733)
Unrealized gains/losses on marketable securities, net of tax of nil	38,373	(2,698)

Ending balance, December 31	(1,379,937)	(1,423,552)

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

20.    Statement of cash flows

For purposes of the statement of cash flows, the Group considers all highly liquid debt instruments (or investments) purchased with an original maturity of three months or less to be cash equivalents.

	Thousands of Euros
	12/31/2003	12/31/2002	12/31/2001
STATEMENT OF CASH FLOWS
Net loss per Spanish GAAP	(172,710)	(2,008,870)	(566,298)

Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization	78,742	142,718	157,426
Amortization of goodwill	83,269	254,157	386,332
Reversal of negative goodwill in consolidation	(972)	(1,602)	(2,825)
Minority interest in loss of subsidiaries	(536)	(2,412)	(1,620)
Equity method gains/losses	34,734	148,902	181,732
Losses on fixed assets	—	—	1,956
Gains on fixed assets	—	—	(315)
Provision in long-term financial investment	(18,177)	33,488	13,676
Tax assets for tax loss carryforwards	—	342,346	(363,350)
Goodwill impairment	6,452	856,657	—
Write-down of start-up costs and other assets	—	110,821	—
Other	(21,510)	46,509	21,000
Changes in operating assets and liabilities, net of effects from purchase of new investments-
Inventory	(188)	1,919	(223)
Accounts receivable from third parties	(18,764)	25,524	33,984
Accounts receivable from related companies	5,638	(16,341)	(24,597)
Prepayments	4,693	10,825	14,313
Prepaid taxes	15,709	23,431	(18,773)
Trade creditors	(21,097)	(53,466)	(68,874)
Non-trade creditors	4,582	(18,673)	(11,296)
Accounts payable to related companies	3,347	(103,303)	90,797
Accrued taxes payable	2,017	5,853	(4,080)
Deferred revenues	(47,864)	(3,336)	(4,757)
Other liabilities	—	—	(1,178)

Net cash provided by (used in) operating activities	(62,635)	(204,853)	(166,970)

Cash flow from investing activities:
Cash paid (received) for financial investments and other	25,634	(23,403)	(87,515)
Acquisitions of businesses	(13,880)	(68,345)	(183,658)
Capital expenditures	(73,756)	(43,032)	(108,680)
Payments for start-up costs	—	(69)	(95)
Sale of investments and other	12,765	9,109	13,005

Net cash provided by (used in) investing activities	(49,237)	(125,740)	(366,943)

Cash flow from financing activities:
Proceeds from other capital contributions	4,404	3,756	19,203
Increase (decrease) in other-long term liabilities	82	(21,645)	1,940
Contributions from minority interest owners	—	(1,150)	4,736

Net cash provided by (used in) financing activities	4,486	(19,039)	25,879

Effect of exchange rate changes on cash	(54,181)	(79,404)	24,774

Net change in cash and cash equivalents	(161,567)	(429,036)	(483,260)
Cash and cash equivalents at beginning of year	1,761,088	2,190,124	2,673,384

Cash and cash equivalents at end of year	1,599,521	1,761,088	2,190,124

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

The weighted average contractual life of outstanding options was 1.4 years as of December 31, 2003, and at December 31, 2000 the fair value of options granted during 2000 was approximately €7.26 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the 2000 grants: risk-free interest rate of 5.275%; expected life of 4 years; expected dividend yield of zero percent; and assumed volatility of 78% based on a study of volatility factors of public companies in the same industry as Terra Networks, S.A., such as Yahoo!, AOL, Amazon and others.

On December 22, 2000, the Board of Directors approved the launch of a second phase of the Stock Option Plan. 3,326,169, 949,200 and 70,000 options to acquire ordinary shares of Terra Networks, S.A. were granted to employees of the Company and Board members in 2001, 2002 and 2003, respectively, under this phase of the Stock Option Plan. Each of the stock options under the second phase of the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price equivalent to the market value of Terra Networks, S.A.’s common stock on the date of grant. The options granted under this phase of the Plan are exercisable at a rate of one fifth each year from the first year from the date on which the options are granted. These options have an expiration date of five years from the date of grant.

The weighted average contractual life of outstanding options was 4 years, and at December 31, 2001, 2002 and 2003 the fair value of options granted during 2001, 2002 and 2003 pursuant to the second phase of the Stock Option Plan was approximately €6.54, €4.25 and €1.55 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used:

Assumption	Granted in 2003	Granted in 2002	Granted in 2001
Risk-free interest rate	3.52%	3.83%	4.29%
Expected life	5 years	5 years	5 years
Expected dividend yield	0%	0%	0%
Assumed volatility	39.59%	55.21%	67.69%

(*)	Based on a study of volatility factors of public companies in the same industry as Terra Networks, S.A., such as Yahoo!, Amazon and others.

Terra Networks, S.A. applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option grants to employees and directors. Accordingly, no compensation cost has been recognized related to such grants in the accompanying statements of operations for the years ended December 31, 2001, 2002 and 2003, as the exercise price of the options was equivalent to the fair value Terra Networks’ ordinary shares on the measurement date. Had compensation cost for these grants been determined consistent with Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Compensation,” the Group’s net loss would have been increased by approximately €44.02 million, €37.33 million and €21.05 million for 2001, 2002 and 2003, respectively, and the Group’s basic and diluted loss per share under US GAAP would have increased by €0.08, €0.07 and €0.04 per share for the years ended December 31, 2001, 2002 and 2003, respectively.

The following table summarizes information about stock options outstanding under the Terra Networks Stock Option Plan at December 31, 2003:

	Options outstanding at 12/31/03			Options vested at 12/31/03
Exercise prices	Number outstanding at 12/31/03	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number vested at 12/31/03	Weighted- average exercise price
€3.89 – €4.87	148,250	3.0	€4.1	35,250	€4.2
€5.08 – €9.86	1,136,450	2.8	€7.8	458,450	€7.8
€10.14 – €13.00	1,907,754	0.5	€11.8	1,238,258	€11.8
€15.30 – €19.78	3,246,242	2.2	€19.3	2,509,685	€19.2

	6,438,696		€15.89	4,241,643	€15.7

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

The following table summarizes information about stock options outstanding under the Lycos, Inc. Stock Option Plans at December 31, 2003:

	Options outstanding at 12/31/03			Options vested at 12/31/03
Range of exercise prices	Number outstanding at 12/31/03	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number vested at 12/31/03	Weighted- average exercise price
$0.0001 – $3.9709	29,341	3.9	$0.7211	29,341	$0.7211
$3.9710 – $7.9419	1,277,636	3.7	$6.2347	1,277,636	$6.2347
$7.9420 – $11.9128	105,346	4.4	$8.7928	105,346	$8.7928
$11.9129 – $15.8837	7,425,313	4.1	$15.4839	6,837,989	$15.4506
$15.8838 – $19.8546	2,064,290	6.1	$18.3058	2,061,106	$18.3073
$19.8547 – $23.8256	1,243,382	4.2	$21.3546	1,231,064	$21.3644
$23.8257 – $27.7965	395,241	4.2	$25.1583	378,371	$25.1574
$27.7966 – $31.7674	6,609,100	3.7	$29.9419	6,563,972	$29.9506
$31.7675 – $35.7384	101,049	5.8	$33.9332	101,049	$33.9332
$35.7385 – $39.7093	21,500	0.3	$39.4811	21,500	$39.4811

	19,272,198			18,607,374

22.    Business segment data

The Group operates in some business segments, based on geographic regions in which the Group conducts operations. These segments are consistent with the way management analyses its businesses.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Accounting principles-

All transactions between segments are made at market prices or at prices that have been approved, and published, by the regulatory authority. The accounting principles used in accounting for the segments are the same as those used in the consolidated financial statements.

Distribution of sales by product for the years ended as of December 31, 2003, 2002 and 2001 was as follows:

	Thousands of Euros
	2003	2002	2001
Access	216,492	220,416	200,451
Advertising&E-Commerce	143,021	281,362	389,141
Communication and Portal Services	119,023	66,638	33,937
Corporate Services	58,581	43,657	46,130
Other	9,510	9,718	23,853

Total revenues (*)	546,627	621,791	693,512

(*)	The revenue disclosures for 2002 and 2001 have been modified and some necessary reclassifications in the data have been made in order to adapt prior years’ disclosures to the actual classification of revenues in 2003 with the purpose of preserving the comparability of the information.

As of December 31, 2003, 18.5% of the total revenues are related to the new contract signed by Telefónica, S.A. and Terra Networks, S.A. in substitution of the advertising contract with Bertelsmann (See Note 16). Out of this total amount, 3% of the access revenues correspond to this new Framework Strategic Alliance, 11% of the advertising and e-commerce revenues relate to the same contract, 53% of the communication and portal services and 30% of the corporate services revenues. There are no significant amounts in connection with this Agreement registered under the other revenues caption.

As of December 31, 2002 approximately 61% of the revenues relate to the advertising contract with Bertelsmann. As of December 31, 2001 more than one third of advertising revenues were related to such advertising contract.

Geographic distribution of sales to external clients (taken to be the country in which the Terra Lycos Group service provider Company is located) for the years ended as of December 31, 2003, 2002 and 2001 was as follows:

	Thousands of Euros
	2003	2002	2001
Sales to external clients:
Spain	117,791	155,317	113,307
United States	118,082	193,339	355,621
Brazil	105,605	105,119	96,294
Mexico	34,473	49,316	60,958
Chile	23,348	20,854	21,694
Guatemala	2,213	2,536	2,644
Peru	2,620	2,577	3,421
Argentina	316	290	1,636
Venezuela	309	692	3,410
Colombia	800	691	1,309
Uruguay	—	74	110
Caribbean	14	36	76

	405,571	530,841	660,480

Sales to related parties	139,801	88,094	29,969
Other revenues	1,255	2,856	3,063

Total revenues	546,627	621,791	693,512

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

The contribution by geographical market (taken to be the country in which the Terra Lycos Group service provider Company is located) to the “Total operating revenues” caption in the accompanying consolidated statement of operations is shown in Note 16.

The distribution of fixed assets and intangible assets under Spanish GAAP at December 31, 2003, 2002 and 2001 was as follows:

	Thousands of Euros
	2003	2002	2001
Property, plant and equipment (net):
Spain	14,038	21,453	31,169
Chile	3,965	4,778	7,436
Mexico	1	4,437	52,889
Brazil	6,807	7,211	15,894
United States	11,381	13,935	14,968
Peru	1,410	1,705	2,308
Argentina	2	—	1,458
Guatemala	552	888	1,261
Venezuela	133	288	245
Colombia	1	—	389
Uruguay	—	14	104
Caribbean	11	50	97

Total	38,301	54,759	128,218

Intangible assets (net):
Spain	52,051	22,695	36,637
Chile	3,798	5,907	11,078
Mexico	1,383	2,651	21,382
Brazil	7,484	7,788	16,524
United States	14,624	16,315	37,176
Peru	847	1,544	21,321
Colombia	—	—	13,224
Argentina	1	—	471
Guatemala	38	81	70
Venezuela	35	88	205
Uruguay	—	—	9
Caribbean	6	17	—

Total	80,267	57,086	158,097

23.    Significant accounting policies

Under US GAAP, there is some specific literature regarding revenue recognition (SAB 101), advertising barter transactions (EITF 99-17) and web site development costs (EITF 00-02), among others, to take into account in the Internet industry. The significant accounting polices specifically related to the Internet industry, among others, and a comparison between U.S. and Spanish GAAP are as follows:

Revenue Recognition-

Under U.S. GAAP, the SAB 101 and a supplemental Q&A also published by the Staff of the U.S. Securities and Exchange Commission (SEC), offer guidance for a number of transactions based on four requirements,

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

which are: (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collection is reasonably assured.

Under Spanish GAAP revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

Revenues from providing access services consist of the portion of the interconnection fees due to the Company. The revenues from providing Internet access are recorded, under both Spanish and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carries the risk of loss for the collection. Only a commission is recorded as revenue from providing Internet access when the criteria as described above are not met. The revenues are recognized when the services are performed.

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

The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the Company’s suite of products as well as from royalties from the sale of goods and services from the Company’s websites. Revenues from slotting fees are recognized, both under Spanish and U.S. GAAP, as the service to the vendor is rendered. Therefore, revenue is recognized at the moment the impressions are displayed in our portals, regardless of whether an online purchase is made by the end-customer, and as long as there are no remaining obligations with the vendor and collection is reasonably assured. In the case of royalties from the sale of goods and services through the Company’s websites, e-commerce revenues are recognized as the product is delivered to the end-customer, and only if there are no remaining obligations with the customer and collection is reasonably assured. This accounting method is consistent with the revenue and cost recognition criteria followed by the product vendor, as described in EITF 01-9. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recognized net when it acts as an agent in the transaction. Electronic commerce revenues include the revenues from the transactions of Onetravel.com, Inc.

Under Spanish GAAP, in the transactions of the affiliate Onetravel.com, Inc. in which the Company bills the end customer for the total amount of the fare including taxes, assumes the risk of credit or default on the part of the end customer and has a minimum purchase commitment with its main supplier or is authorized to establish the definitive price to be paid by the end customer, the “Net Sales and Services” caption includes the full amount billed as described in Note 4 (n). Under US GAAP, the caption “Net Sales and Services” includes only the amount of the net commission that the Company charges for every service to its customers. This different criteria between US GAAP and Spanish GAAP has no effect in the statement of operations.

The revenues from communication, portal and content services include subscriptions to value-added and communication services and the sale of associated software package licenses. They also include subscriptions to portal services and content and sales of associated software package licenses. These services are provided directly to the end customer or through corporations that distribute them to end customers. The revenues from

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

providing value-added, content and communication services are recorded, under both Spanish and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carries the risk of loss for the collection; and they are registered at the time the service is rendered if there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable.

Under Spanish GAAP, the revenues from software package licensing are recognized at the time the service is rendered, if there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable. Under U.S. GAAP, and in accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software support fees are deferred and credited to income on a straight-line basis over the life of the related service contract, which is generally one month. SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. In compliance with SOP 97-2, when vendor-specific objective evidence does not exist to support the fair value of each element in a multiple-element arrangement, all the revenue from the arrangement is deferred and recognized ratably over the life of the related contract for U.S. GAAP purposes (see Note 22.18).

The corporate services and other revenues include services rendered to Companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues are registered at the moment the service is rendered to the customer.

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

Content development costs related to preparing, updating and organizing the information presented in the web site have been accounted for pursuant to APB Opinion 17, “Intangible Assets”, up to December 31, 2001 and SFAS No. 142 beginning January 1, 2002. The costs of internally developed intangible assets that are not specifically identifiable should be expensed as incurred, while amounts paid to third parties should be recognized as an asset.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

Training and routine maintenance costs are expensed as incurred. Costs incurred that result in enhancements or additional functionality to the web site are capitalized in accordance with the policy described above. Due to the above, there are no significant differences between Spanish and U.S. GAAP.

During the years ended December 31, 2003, 2002 and 2001, most of our costs are charged to earnings relating to web site development. Those costs relate mainly to the purchase of content or monthly rental fees paid to our suppliers and, accordingly, these costs have not been capitalized.

Barter Transactions-

Under U.S. GAAP, Emerging Issues Task Force (“EITF”) 99-17, “Accounting for Advertising Barter Transactions” provides accounting guidance for barter transactions involving a non-monetary exchange of advertising. Generally, such barter transactions should only be recorded as revenues and cost to the extent that the fair value of the advertising surrendered in the transaction is determinable based on a Company’s historical practice of receiving cash for similar advertising provided to buyers unrelated to the counterparty in the transaction. In addition, if an entity engages in advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17, no revenues or costs should be recorded, but information regarding the volume and type of advertising surrendered and received (such as the number of equivalent pages, the number of minutes, or the overall percentage of advertising volume) should be disclosed for each income statement period presented.

The fair value of the Group’s barter transactions, which are very limited, has not been determined in accordance with the provisions of EITF 99-17 and therefore, the Group has not recorded any revenues or costs related to these transactions. Additionally, the volume of barter transactions including advertising was not significant for the three years ended December 31, 2003, both for displaying and for surrendering advertising.

Accounting for Derivatives-

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in host contracts and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

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

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

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

Impairment and Disposal of Long-Lived Assets-

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The long-lived asset impairment write-downs described in Note 1 have been consistent with the principles established in SFAS No. 144.

24.    Change in accounting estimate

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

Also, in 2001 the Company adapted the amortization period for goodwill to the new revenue forecasts in order to achieve a better matching of expenses and revenues in the future, in accordance with the effective rate of maturation of the Terra Lycos Group and of the industry in which it operates. As a general rule the new amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. that will be recovered in proportion to the revenues generated by that agreement.

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

On February 12, 2003 a new Framework Strategic Agreement was signed between Terra Networks, S.A. and Telefónica S.A. replacing the above-mentioned agreement of May 16, 2000. The term of the new Agreement is six years, and consequently the goodwill allocated to the May 16, 2000 Agreement that was amortized in five years is now being amortized in six years.

As described in Note 2b, since April 23, 2003 the holding owned by Terra Networks, S.A. in Uno-e Bank, S.A. stood at 33%. Under the liquidity agreement signed between Terra Networks, S.A. and BBVA, Terra

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Networks, S.A. would have the right to sell its holding at a guaranteed value of €148.5 million. Accordingly, the net amount of the goodwill and the value of the holding, totaling €148.5 million have been reclassified in full to the “Other investments” caption (See Note 2 c).

25.    Disclosure of fair value of financial instruments

SFAS No. 107 requires that the Group disclose the estimated fair value of its financial instruments as of December 31, 2003, 2002 and 2001. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

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

26.    Classification differences

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating loss. The amount of goodwill amortization recorded under Spanish GAAP was €83,269 thousand, €254,157 thousand and €386,332 thousand for the years ended December 31, 2003, 2002 and 2001. For U.S. GAAP reporting purposes, amortization of goodwill is shown as a deduction before operating income. Under U.S. GAAP, goodwill is only amortized up to January 1, 2002.

For U.S. GAAP, all goodwill related to investments accounted for under the equity method would be included within the carrying amount of the investment in the equity method investee, rather than being shown as a part of the separate goodwill balance on the balance sheet as is done under Spanish GAAP. This classification difference would increase the carrying amount of equity investments and decrease goodwill under U.S. GAAP by €145,553 thousand as of December 31, 2002, net of accumulated amortization and after impairments. As of December 31, 2003 there is no goodwill under U.S. GAAP or Spanish GAAP related to investments accounted for under the equity method.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

In the Spanish GAAP financial statements, equity in losses of companies carried by the equity method is shown below operating loss in the consolidated statement of operations. The amount of equity in losses of companies carried by the equity method recorded under Spanish GAAP was €34,734 thousand, €148,902 thousand and €181,732 thousand for the years ended December 31, 2003, 2002 and 2001. For U.S. GAAP reporting purposes, equity in losses of companies carried by the equity method is presented after the minority interest in the statement of operations (on an after tax basis).

In the Spanish GAAP financial statements, the portion of goodwill arising in the acquisition of Lycos, Inc. allocated to the Strategic Agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. is shown in the consolidated balance sheet as goodwill. Under U.S. GAAP, this asset is classified as an intangible asset. From February 12, 2003 this asset is amortized over six years, which is the term of the new Framework Strategic Agreement substituting the Agreement of May 16, 2000 (See Note 22.24).

Under Spanish GAAP, the Company has recorded leased fixed assets as intangible assets. In addition, at the inception of a capital lease, the asset is recorded in the balance sheet at the present value of minimum lease payments, and the corresponding liability is recorded at its nominal amount. The unamortized portion of interest charges is recorded as a deferred asset, and is amortized using the effective interest method as payments on the lease are made. Under U.S. GAAP, leased fixed assets are shown in the balance sheet as property, plant and equipment. In addition, the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest should be charged each period, but the total amount of interest to be paid should not be recorded in the balance sheet.

Under Spanish GAAP, certain income and expenses, such as those arising from the disposition of fixed assets can be classified as extraordinary items. Under U.S. GAAP, these amounts would be classified as a component of operating income (loss).

27.    Advertising

The Group companies advertise their branded services and products through national and regional media in the countries in which they operate. These advertising costs are expensed as incurred, and are charged to “operating expenses”. As of the years ended December 31, 2003, 2002 and 2001, advertising expenses amounted to €79,104 thousand, €142,905 thousand and €186,048 thousand, respectively.

28.    Earnings (loss) per share

The shares of the stock options Plans of Terra Networks, S.A., described in Note 22.16, are considered under US GAAP as dilutive shares, as defined under FAS 128 “Earnings Per Share”. However, as the Company has a negative Net Result of operations since its creation, there are no differences between basic and diluted loss per share for any periods presented.

29.    Related Party Transactions

Terra Networks, S.A. has entered or expects to enter into a number of agreements with its parent Company, Telefónica S.A. and its subsidiary or affiliated companies. The most significant contract is the Framework Strategic Alliance Agreement signed between Terra Networks, S.A. and Telefónica, S.A. on February 12, 2003 to replace the Strategic Agreement previously signed by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc., and Bertelsmann AG. Under this new Agreement, Telefónica, S.A. is committed to provide a generation of at least €78.5 million per year in value for the Terra Lycos Group, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new Agreement is six years, and it is expected that it will be renewed on an annual basis thereafter.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Another significant transactions included or otherwise in the scope of the Framework Strategic Alliance Agreement are described in Note 16 and relate mainly to Internet traffic for ISP customers provided by Telefónica Data Group, narrow and broad band access infrastructures from Telefónica de España required to configure the ISP services and call center and telemarketing services operated by Atento, among others.

The total amount of the revenues with related parties for the years ended December 31, 2001, 2002 and 2003 were €28,030 thousand, €53,651 thousand and €130,615 thousand. The amount in 2003 and 2002 includes revenues for the sale of software package licenses and provision of the associated maintenance and support services to Telefónica de España, under the agreement between Terra Networks España, S.A. and Telefónica de España, S.A. (see Notes 4-n and 16).

On the other hand, costs related to services provided by related parties for the years ended December 31, 2001, 2002 and 2003 were €191,476 thousand, €172,718 thousand and €169,127 thousand. For those contracts currently in place, Terra Networks, S.A. believes that the terms of these arrangements are at least as favorable as could be obtained in an arm’s length transaction between non-affiliated parties.

30.    Consolidation methods

In July 1999, Lycos, Inc., subsidiary of Terra Networks, S.A., formed a venture capital fund to make strategic early-stage investments in companies that are involved with electronic commerce, online media, or the development of Internet technology, content or services. The general partner of the fund is Lycos Triangle Partners, LLC, a Delaware limited liability company formed by Lycos and Triangle Capital Corporation.

The Company has 70% ownership and fully consolidates Lycos Triangle Partners, LLC. Therefore, the company accounts for its 13.2% ownership in Lycos Ventures, L.P., the limited partner of this venture capital fund, under the equity method of accounting. The carrying value of Lycos Ventures, L.P., which is classified in investments in the accompanying consolidated balance sheet, was €1.2 million as of December 31, 2003. For the year ended December 31, 2003, the Company’s share of Lycos Ventures, L.P.’s net loss was approximately €71 thousand.

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

32.    New accounting standards

Consolidation of Variable Interest Entities—an interpretation of ARB No. 51-

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

SFAS No. 132 (Revised 2003)—Employers’ Disclosures about Pensions and Other Postretirement Benefits-

In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic (Spanish) plans beginning with fiscal years ending after December 15, 2003 and any foreign (non-Spanish) plans beginning with fiscal years ending after June 15, 2004. The Company does not have any Spanish plans that could be impacted by this new pronouncement in the year ending December 31, 2003.

SAB No. 104—Revenue Recognition-

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company believes it is currently following the guidance of SAB 104.

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

EXHIBIT I: CONSOLIDATED COMPANIES

		Thousands of Euros
Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Capital at 12/31/03	Net Worth at 12/31/03
Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) ISP Paseo de la Castellana, 92. Madrid	100%	660	13,954
Terra Lycos, S.A. (formerly Terra Networks Intangibles, S.A.) ISP Paseo de la Castellana, 92. Madrid	100%	60	55
Terra Lycos Holding, B.V. Marketing of software licenses Koningslaan 34 1075 AD Amsterdam, Netherlands	100%	18	(**)
Uno-e Bank, S.A. On-line banking Julián Camarillo, 4, Edificio C, 28037 Madrid	33%	80,317	11,462
Terra Networks España, S.A. ISP Vía Dos Castillas, 33, Pozuelo de Alarcón, Madrid	100%	8,119	(401,414)
Ordenamiento de Links Especializados, S.L. (OLE) Internet search engine Nicaragua, 54, Barcelona	100% Indirectly through TN España	6,003	(1,945)
OLE de Contenidos Interactivos, S.A. (in liquidation) Dissemination of information Paseo de la Castellana, 210. Madrid	100% Indirectly through OLE	90	19
ADQ Advertising Quality, S.L. (in liquidation) Advertising services using IT media Paseo de la Castellana, 210. Madrid	100% Indirectly through OLE	12	3
CIERV, S.L. Design of communications products Vía Dos Castillas, 33, Pozuelo de Alarcón, Madrid	100%	6	(*)
Corporación Real Time Team, S.L. Design, advertising and consulting on the Internet Claudio Coello, 32, 1ext, Madrid	100% 12.04% indirectly through CIERV, S.L and 87.96% through Terra Networks.	18	(**)
Lycos, Inc (formerly Lycos Virginia, Inc.) (1) Internet portal 100 Fifth Avenue, Waltham, EEUU	100%	1,366	426,984
Quote LLC Financial services 850 N. Shoreline Blvd, Mountain View, EEUU	100% Indirectly through Lycos	(*)	(38,236)
Lycos Business Trust I (formerly Lycos Securities Co.) Investment company 100 Fifth Avenue, Waltham, U.S.A.	100% Indirectly through Lycos	(*)	(392,170)
Lycos Business Trust II (formerly Lycos Securities Co. II) Investment company 100 Fifth Avenue, Waltham, U.S.A.	100% Indirectly through Lycos	(*)	288,148

Lycos Asia Limited Internet portal 31 Exeter Road #14-00, Singapore	50% Indirectly through Lycos	50,589	(9,990)
Lycos Intangibles LLC Internet in general 237, 2nd Floor, Republic Street, Valleta, Malta	100% Indirectly through Lycos	(*)	(*)
Lycos Europe, N.V. Internet portal Richard Holkade 30-34, Haarlem, Netherlands	32.1% Indirectly through Lycos	3,123	193,200
Wired Digital, Inc. Information services 660 Third Street, 4th Floor, San Francisco, U.S.A.	100% Indirectly through Lycos	(*)	(32,753)
Wired Ventures, Inc. Internet in general 660 Third Street, 4th Floor, San Francisco, U.S.A.	100% Indirectly through Lycos	(*)	(*)
Wired Japan, YK Internet in general 660 Third Street, 4th Floor, San Francisco, U.S.A.	100% Indirectly through Lycos	(*)	(*)
Lycos Americas I, Inc. Internet in general 100 Fifth Avenue, Waltham, U.S.A.	100% Indirectly through Lycos	(*)	(*)
Lycos Americas II, Inc. Internet in general 100 Fifth Avenue, Waltham, U.S.A.	100% Indirectly through Lycos	(*)	(*)
Lycos De Argentina, S.R.L. Internet in general 100 Fifth Avenue, Waltham, U.S.A.	100% Indirectly through Lycos	(*)	(*)
Lycos (Australia) Pty Limited Internet in general 100 Fifth Avenue, Waltham, U.S.A.	100% Indirectly through Lycos	(*)	(*)
Tripod (Australia) Pty Limited Internet in general 100 Fifth Avenue, Waltham, EEUU	100% Indirectly through Lycos	(*)	(*)
Terra Lycos Ventures, LP Internet in general Two Gateway Center, Suite 1750, Pittsburgh PA	13.2% Indirectly through Lycos	(*)	8,143
Terra Lycos Triangle Partners, LLC Internet in general Two Gateway Center, Suite 1750, Pittsburgh PA	70% Indirectly through Lycos	(*)	(290)
Terra Networks USA, Inc and subsidiaries (1) Internet portal 1201 Brickell Avenue Suite 700 Miami, Fl 33131	100% Indirectly through Lycos	(*)	(143,571)

(1)	Consolidated data.
(*)	Less than €1,000.
(**)	Data not available as of the date of preparation of the consolidated financial statements.
TN:	Terra Networks.
ISP:	Internet service provider.

Deremate.com, Inc. Internet content and e-commerce 1018 Centre Road, Wilmington, Delaware, U.S.A.	29.5% Indirectly through Terra USA	248	3,080
Terra Networks Latam E.T.V.E, S.L. (formerly Terra Networks Asociadas Extranjeras, S.L.) Foreign securities management Paseo de la Castellana, 92. Madrid	100%	57,095	113,736
Telefónica Interactiva Brasil, Ltda (1) Portfolio company Rua de Consolaçao, 247, 6º Sao Paulo, Brazil	99.99% Indirectly through TN Latam	534,510	99,337
Terra Networks Brasil, S.A. (1) ISP and portal Rua General João Manoel, 90, Porto Alegre, Rio Grande do Sul, Brazil	100% 59.16% indirectly through TI Brasil	246,372	25,813
Africanet Proveedora de Acesso e Informaçoes, Ltda. ISP Rua Timbiras, 138, loja 03 Belo Horizonte, Minas Gerais, Brazil	99.99% Indirectly through TN Brasil	307	49
Mago Informaçoes e Dados, Ltda. ISP Rua Timbiras, 138 loja 03, Belo Horizonte, Mina Gerais, Brazil	99.99% Indirectly through TN Brasil	1,922	35
Voyager Informática, Ltda. ISP Rua General João Manoel, 90, Porto Alegre, Rio Grande do Sul, Brazil	99.99% Indirectly through TN Brasil	104	22
Manchester Informática, Ltda. ISP Rua Abiail do Amaral Carneiro, 191, loja 03/04, Vitoria, Espirito Santo, Brazil	99% Indirectly through TN Brasil	739	165
Pensatron Informática, Ltda. ISP Rua Boulevard 28 setembro 389, sala 416/417, Rio de Janeiro, Brazil	99.99% Indirectly through TN Brasil	10	97
Netmarket Informática, Ltda ISP Rua General João Manoel, 90, Porto Alegre, Rio Grande do Sul, Brazil	99.99% Indirectly through TN Brasil	72	11
Easyway Integradora Sistemas, Ltda. ISP Rua Alfonso Cavalcanti, 54, Porto Alegre, Rio Grande do Sul, Brazil	99.97% Indirectly through TN Brasil	1,152	76

(1)	Consolidated data.
(*)	Less than €1,000.
(**)	Data not available as of the date of preparation of the consolidated financial statements.
TN:	Terra Networks.
ISP:	Internet service provider.

Missoes Informática, Ltda. ISP Rua General João Manoel, 90, 8º andar, Porto Alegre, Rio Grande do Sul, Brazil	99.99% Indirectly through TN Brasil	232	35
DW Net Internet, Ltda. ISP Rod. Antonio Heil, 635, Brusque, Santa Catarina, Brazil	99.93% Indirectly through TN Brasil	56	28
Terra Sorocaba, Ltda. ISP Rua Riachuelo, 290, Sorocaba, São Paulo, Brazil	100% Indirectly through TN Brasil	476	16
Santa Helena Servicos de Informatica e Comunicaciones, Ltda. ISP Rua Luiz Viana Filho, s/nº, Salvador, Bahia, Brazil	99% Indirectly through TN Brasil	2,624	(14)
Waves Networks e Prestaçao de serviços de Internet, S/A. ISP Av. Das Nações Unidas, 12901 12º andar, São Paulo, São Paulo, Brazil	60% Indirectly through TN Brasil	3	(661)
Fortaleza Networks e Prestaçao de Serviços de Internet, S/A. ISP Rua Osvaldo Cruz, 01 sala 1707, Fortaleza, Brazil	80% Indirectly through TN Brasil	68	(886)
Terra Networks México Holding, S.A. de C.V. (formerly Terra Networks México, S.A. de C.V) (1) Portfolio company Antonio L. Rodríguez 1884, Monterrey, Nuevo León, Mexico	100% Indirectly through TN Latam	91,196	(19,729)
Terra Networks México, S.A. de C.V (formerly Información Selectiva, S.A.) ISP and portal Col. Sta. María Monterrey, Nuevo León	99.99% Indirectly through TN México Holding	3,193	(5,128)
Terra Infosel, S.A. de C.V (formerly Guadalajara Teleport, S.A. de C.V) ISP and Internet services Guadalajara, Mexico	100% Indirectly through TN México Holding	213	19
Terra Negocios, S.A. de C.V. (formerly Interdata Infosel, S.A. de C.V.) e-commerce services Monterrey, Mexico	100% Indirectly through TN México Holding	21	1,038

(1)	Consolidated data.
(*)	Less than €1,000.
(**)	Data not available as of the date of preparation of the consolidated financial statements.
TN:	Terra Networks.
ISP:	Internet service provider.

Terra de Compras S.A. (formerly Comunicación Internet, S.A. de C.V.) e-commerce services Monterrey, Mexico	99.99% Indirectly through TN México	98	94
Infoshare Inc. Infosel Financiero services New York, U.S.A.	100% Indirectly through TN México	213	(36)
Tecnología y S.V.A. S.A. Internet services Monterrey, Mexico	99.99% Indirectly through TN México Holding	56	56
Internet Queretaro, S.A. Internet services Queretaro, Mexico	99.99% Indirectly through TN México Holding	56	56
Terra Networks Chile Holding Limitada, S.A. (1) Portfolio company Av.Vitacura, 2736. Santiago de Chile	99.99% Indirectly through TN Latam	95,180	30,623
Terra Networks Chile, S.A. ISP and portal Av.Vitacura, 2736. Santiago de Chile	100% Indirectly through TN Chile Holding	39,082	2,392
Terra Networks Colombia Holding, S.A. (1) Portfolio company Avda. 100, 7-33. Santa Fe de Bogotá, Colombia	99.99% Indirectly through TN Latam	98	(8,018)
Terra Networks Colombia, S.A. Portal and Internet in general Avda. 100, 7-33. Santa Fe de Bogotá, Colombia	68% Indirectly through TN Colombia Holding	2,057	(876)
Terra Networks Argentina, S.A. ISP and portal Av. Aleandro N. Alem, 712, Piso 11, Ciudad de Buenos Aires	99.99% Indirectly through TN Latam	47,531	(71)
Terra Networks Perú, S.A. ISP and portal Los Sauces, 374, Torre Roja, San Isidro, Lima, Peru	99.99% Indirectly through TN Latam	2,540	5,109
Terra Networks Venezuela, S.A. ISP and portal Av. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas, Venezuela	100% Indirectly through TN Latam	1,366	(1,509)
Terra Networks Guatemala, S.A. (1) ISP and portal Diagonal 6, Edificio Las Margaritas II, Guatemala	100% Indirectly through TN Latam	12,221	(193)
Terra Networks El Salvador, S.A. de C. V. Portal and Internet in general 63 Ave. Sur y Alameda Roosvelt, Centro Financiero Gigante Torre de San Salvador	99.99% Indirectly through TN Guatemala	1,689	88

(1)	Consolidated data.
(*)	Less than €1,000.
(**)	Data not available as of the date of preparation of the consolidated financial statements.
TN:	Terra Networks.
ISP:	Internet service provider.

Terra Networks Honduras, S.A. Portal and Internet in general 14 Av. Circunvalación N.O, San Pedro Sula-Cortez	99.99% Indirectly through TN Guatemala	28	9
Terra Networks Costa Rica, S.A. Portal and Internet in general Escurridabat, Edificio Domus Plaza, 2ª Planta Ofician # 2, San José, Costa Rica	99.99% Indirectly through TN Guatemala	210	112
Terra Networks Nicaragua, S.A. Portal and Internet in general Nicaragua	99.99% Indirectly through TN Guatemala	(*)	(*)
Terra Networks Panamá, S.A. Portal and Internet in general C/Harry Eno y Piloto, Posada Edificio El Educador, Coopeduc, Bethania, Panama	99.99% Indirectly through TN Guatemala	0	(1,909)
Terra Networks Caribe, S.A. Internet portal Avenida Winston Churchill, Plaza Fernandez II, Local 18 B 3er. Nivel Ensanche Paraíso Santo Domingo, Dominican Republic	99.98% Indirectly through TN Guatemala	1,292	(250)
Terra Networks Serviços de Acceso a Internet e Trading, Lda. Av. Arriaga, 73, 2ºandar, sala 212, Freguería da Sé, Concelho de Funchal Portugal	100% Indirectly through TN Latam	6	(1)
Terra Networks Maroc, S.A.R.L. 332, Boulevard Brahim Roudani, Casablanca Morocco	100% Indirectly through TN Latam	6	(**)
Terra Networks Asociadas, S.L. Portfolio company Paseo de la Castellana, 92. Madrid	100%	6,114	(1,163)
Ifigenia Plus, S.L. Education and culture portal Alonso Martínez, 3. Madrid	100% Indirectly through TN Asociadas	144	(1,378)
Educaterra, S.L. Education portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	100% Indirectly through TN Asociadas	63	(3,424)
Maptel Networks, S.A.U. Digital cartography design Plaza Santa María Soledad Torres Acosta, 1 5ª Planta, 28004 Madrid	100% Indirectly through TN Asociadas	1,503	15
Emplaza, S.A. (company undergoing liquidation) Intranet development portal Centro Europa Empresarial C/Rozabella, 8 28230 Las Rozas, Madrid	80% Indirectly through TN Asociadas	1,196	0
Red Universal de Marketing y Bookings Online, S.A. (1) Travel booking portal Proción, 1-3. 28023 Madrid	50% Indirectly through TN Asociadas	9,000	(4,047)

(1)	Consolidated data.
(*)	Less than €1,000.
(**)	Data not available as of the date of preparation of the consolidated financial statements.
TN:	Terra Networks.
ISP:	Internet service provider.

Azeler Automoción, S.A. (1) Motoring portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	50% Indirectly through TN Asociadas	1,804	1,180
Iniciativas Residenciales en Internet, S.A. Real estate portal Paseo de Recoletos, 10 Ala Norte 1ª Planta, Madrid	50% Indirectly through TN Asociadas	1,424	1,783
A Tu Hora, S.A. e-commerce Calle Isla Graciosa, 7. 28700 San Sebastián de los Reyes, Madrid.	50% Indirectly through TN Asociadas	7,182	3,679
OneTravel.com, Inc. (1) Travel booking portal 258 Main Street, 3rd floor, East Greenville, U.S.A.	54.15% Indirectly through TN Asociadas	10	6,576
11th Hour Vacations, Inc. Travel booking portal 15 Century Drive Greenville, South Caroline, U.S.A.	100% Indirectly through Onetravel.com	1	(221)
Inversis Networks, S.A IT and telematic systems and applications Calle Deyanira, 57. 28022 Madrid	9.13% Indirectly through TN Asociadas	69,047	33,080

The data on the capital and reserves of the subsidiaries which are not the parent companies of their subgroups were translated to thousands of euros at the exchange rates as of December 31, 2003. The 2003 results were translated to thousands of euros at the cumulative average exchange rates as of December 31, 2003 .

(1)	Consolidated data.
(*)	Less than €1,000.
(**)	Data not available as of the date of preparation of the consolidated financial statements.
TN:	Terra Networks.
ISP:	Internet service provider.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

TERRA NETWORKS, S.A.

By:	/s/ JOAQUÍN FAURA BATLLE
Name:	Joaquín Faura Batlle
Title:	President and Executive Chairman

Date: June 28, 2004

LIST OF EXHIBITS

Exhibit Number	Description
8.1	List of Subsidiaries.

10.1	Consent of Deloitte Touche Tohmatsu to incorporation by reference.

10.2	Consent of BDO Audiberia to incorporation by reference.

10.3	Consent of KPMG Deutsche Treuhand-Gesellschaft to incorporation by reference.

11.1	Code of Conduct for Financial Officers

12.1	Certification of Joaquín Faura Batlle, President and Chief Executive Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Elías Rodríguez-Viña Cancio, Chief Financial Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.