Form 20-F
period 2004-12-31
TERRA NETWORKS SA
filed 2005-04-14
CIK 1097636

As filed with the Securities and Exchange Commission on April 14, 2005
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                ---------------

                                   FORM 20-F

                                ---------------

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended: December 31, 2004

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                        Commission file number: 0-28011

                                ---------------

                              TERRA NETWORKS, S.A.
             (Exact name of registrant as specified in its charter)

                                ---------------

                                      N/A
                (Translation of registrant's name into English)

                                ---------------

                                KINGDOM OF SPAIN
                (Jurisdiction of incorporation of organization)

                                ---------------

                            Calle Nicaragua, No. 54
                             08029 Barcelona, Spain

                                ---------------

             Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: None

                                ---------------

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

                                ---------------

        Securities for which there is a reporting obligation pursuant to
                        Section 15(d) of the Act: None

                                ---------------

   The number of issued shares of each class of stock of Terra Networks, S.A.
                           at December 31, 2004 was:
           Ordinary shares, nominal value two euro each: 574,941,513.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

      Indicate by check mark which financial statement the registrant has elected to follow. Item 17 |_| Item 18 |X|

================================================================================

                         ----------------------------
                               TABLE OF CONTENTS
                         ----------------------------

                                                                            Page
                                                                            ----

                                     PART I

    ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS            3
    ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                          3
    ITEM 3.  KEY INFORMATION                                                  3
    ITEM 4.  INFORMATION ON THE COMPANY                                      22
    ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                    59
    ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                      82
    ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS               93
    ITEM 8.  FINANCIAL INFORMATION                                           97
    ITEM 9.  THE OFFER AND LISTING                                          100
    ITEM 10. ADDITIONAL INFORMATION                                         105
    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK     115
    ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES         115

                                    PART II

    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                116
    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS                                            116
    ITEM 15. CONTROLS AND PROCEDURES                                        116
    ITEM 16. RESERVED                                                       116

                                    PART III

    ITEM 17. FINANCIAL STATEMENTS                                           118
    ITEM 18. FINANCIAL STATEMENTS                                           118
    ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS                              118

                           FORWARD-LOOKING STATEMENTS

      This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by the forward-looking statements. The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as "expects," "anticipates," "intends," "believes" and similar language. We cannot guarantee future results, levels of activity, performance or achievements.

      Potential risks and uncertainties which may cause our actual results, levels of activity, performance or achievements to differ materially from those implied by the forward-looking statements include, but are not limited to:

     o    declining expenditures on portal and other web-based advertising;

     o    the failure to develop or expand our electronic commerce business;

     o difficulties in developing and introducing new access methods and devices;

     o the growth of free Internet access in many core markets that may increase competition;

     o the need to establish and maintain strategic relationships with content providers, e-commerce merchants and technology providers;

     o    declining prices for our services;

     o    difficulties in integrating our acquired businesses;

     o the effect of future acquisitions on our financial condition and results of operations;

     o    the effect of adverse economic trends on our principal markets;

     o the effect of foreign exchange fluctuations on our results of operations;

     o    the potential lack of attractive investment targets;

     o    reliance on third-party content and service providers; and

     o other risks discussed under "Item 3--Key Information--Risk Factors," "Item 5--Operating and Financial Review and Prospects," "Item 11--Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this annual report.

                                 -------------

                         CERTAIN TERMS AND CONVENTIONS

      Our ordinary shares, nominal value two euro each, are currently listed on the New Market segment of the Spanish stock exchanges under the symbol "TRR" and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our American Depositary Shares, or ADSs, each representing the right to receive one ordinary share, are listed on the Nasdaq National Market under the symbol "TRRA." ADSs are evidenced by American Depositary Receipts, or ADRs, issued under a deposit agreement with Citibank, N.A., as depositary.

      As used in this annual report, "Terra Networks," "Terra Group," "Terra," "we," "us," "our" and similar terms mean Terra Networks, S.A. and its consolidated subsidiaries unless the context requires otherwise. The term "Lycos" refers to our former subsidiary Lycos, Inc. and its consolidated subsidiaries.

                                 -------------

                 PRESENTATION OF CERTAIN FINANCIAL INFORMATION

      We publish our financial statements in euro. References to "euro" or "(euro)" are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time. In addition, for the convenience of the reader, this annual report contains translations of certain euro amounts into United States dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated. Unless otherwise stated, the translations of euro into dollars have been made at $1.3538 to (euro)1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. In this annual report, references to "U.S.$," "dollars" or "$" are to United States dollars. See "Item 3--Key Information--Exchange Rates."

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


                                 -------------

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    DIRECTORS AND SENIOR MANAGEMENT

      Not applicable.

B.    ADVISERS

      Not applicable.

C.    AUDITORS

      Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The selected consolidated financial data have been derived from our consolidated financial statements. The selected consolidated financial data set forth below should be read in conjunction with "Item 5--Operating and Financial Review and Prospects" and the consolidated financial statements and notes to those statements appearing elsewhere in this annual report.

      In reading the information provided below, you should consider the following:

     o    We acquired our principal:

          o    Venezuelan portal business in April 2000; and

          o    Colombian portal business in July 2000.

     o    In addition, we acquired:

          o    Lycos, Inc. in October 2000;

          o    our participation in the Uno-e Bank business in August 2001, and

          o    a majority of voting rights in OneTravel.com, Inc. in April
               2003.

     o    We sold:

          o    our entire interest in Lycos, Inc. in October 2004.

      We have included (or ceased to include) the results of operations of these businesses in our consolidated results of operations from the dates that we acquired them (or sold them) for financial reporting purposes. Please see notes 2(b) and 2(d) to our consolidated financial statements appearing elsewhere in this annual report.

      As a result of these acquisitions and dispositions, as well as the accounting impacts related to the reclassifications of certain revenues, goodwill, acquisitions, tax credits and other matters, among other factors, our historical financial statements may not be a reliable indicator of our future performance.

      All information is presented in Spanish GAAP except as noted. The principal differences between Spanish GAAP and U.S. GAAP are explained in note 22 to our consolidated financial statements appearing elsewhere in this annual report.

                                                                         Year Ended December 31,
                                                ---------------------------------------------------------------------------
                                                     2000             2001           2002          2003             2004
                                                ---------------------------------------------------------------------------
                                                                (in thousands of euro, except share data)
Consolidated Statement of Operations Data:
Amounts in accordance with Spanish GAAP:
Revenues:
      Access                                         117,666         200,451        220,416        216,492        236,501
      Advertising and E-commerce                     145,328         389,142        281,362        143,021        119,661
      Communication and Portal Services                2,017          33,936         66,638        119,023        122,304
      Corporate Services                              29,306          46,130         43,657         58,581         59,633
      Other                                           13,212          23,853          9,718          9,510          2,379
                                                ------------      -------------------------------------------------------
            Total operating revenues                 307,529         693,512        621,791        546,627        540,478
Operating expenses:
      Goods purchased                               (193,626)       (352,039)      (293,619)      (265,836)      (256,307)
      Personnel expenses                            (116,868)       (204,969)      (165,433)      (119,653)       (95,785)
      Depreciation and amortization                  (83,513)       (157,426)      (142,718)       (78,742)       (79,513)
      Other                                         (356,281)       (396,522)      (304,433)      (200,622)      (167,520)
                                                ------------      -------------------------------------------------------
            Total operating expenses before
               financial expenses                   (750,288)     (1,110,956)      (906,203)      (664,853)      (599,125)
                                                ------------      -------------------------------------------------------
Operating loss                                      (442,759)       (417,444)      (284,412)      (118,226)       (58,647)
Financial income (expense), net                       35,487         126,262         63,544         57,743         18,277
Amortization of goodwill(1)                         (253,484)       (386,332)      (254,157)       (83,269)       (65,577)
Reversal of negative goodwill in Consolidation            --           2,825          1,602            972            729
Equity share of affiliate losses, net                (54,721)       (181,732)      (148,902)       (34,734)       (14,559)
                                                ------------      -------------------------------------------------------
Loss from ordinary activities                       (715,477)       (856,421)      (622,325)      (177,514)      (119,777)
Extraordinary income (expense)(2)                    (89,710)        (74,847)    (1,046,332)         4,534        (25,773)
Corporate income tax                                 248,142         363,350       (342,625)          (266)       306,456
Minority interest                                        691           1,620          2,412            536          3,066
                                                ------------      -------------------------------------------------------
Net profit (loss)                                   (556,354)       (566,298)    (2,008,870)      (172,710)       163,972
                                                ============      =======================================================
Basic and diluted net profit (loss) per
   ordinary share(3)                                   (1.61)          (1.02)         (3.59)         (0.31)          0.29
Weighted average ordinary shares outstanding     344,819,216     557,603,245    559,298,611    560,532,170    562,157,469
Dividends per share                                       --              --             --             --           2.00
Amounts in accordance with U.S. GAAP:
Net income (loss)                                 (1,236,441)    (11,411,749)    (1,597,689)      (219,033)     (977,799)
Basic and diluted net income (loss) per
   ordinary share                                      (3.59)         (20.47)         (2.86)         (0.39)        (1.74)

---------------------------
(1) Under U.S. GAAP, goodwill amortization is included in operating expenses. Under U.S. GAAP, goodwill is not amortized after 2001.
(2) Most extraordinary income (expense) items under Spanish GAAP would not qualify as extraordinary items under U.S. GAAP.
(3) For the fiscal year ended December 31, 2004, our diluted net profit per ordinary share under Spanish GAAP was (euro)0.28

                                                                         Year Ended December 31,
                                                ---------------------------------------------------------------------------
                                                     2000             2001           2002          2003             2004
                                                ---------------------------------------------------------------------------
                                                                           (in thousands of euro)
Selected Consolidated Balance Sheet Data:
Amounts in accordance with Spanish GAAP:
Cash and cash equivalents                           2,673,384    2,190,124       1,761,088      1,599,521        854,182
Working capital(1)                                  2,467,155    1,980,947       1,675,746      1,563,973        837,784
Total assets                                        6,738,237    6,107,331       3,497,508      2,987,218      1,852,210
Total long-term obligations                           159,888       97,877          36,235         52,802         67,817
Shareholders' equity                                6,126,833    5,556,792       3,190,887      2,720,541      1,634,736
Capital stock (excluding long-term debt and
   redeemable preferred stock)                      1,242,532    1,242,532       1,216,321      1,202,936      1,149,883
Amounts in accordance with U.S. GAAP:
Total assets                                       16,958,819    4,743,246       2,691,526      2,518,171      1,507,867
Shareholders' equity                               16,409,923    4,220,453       2,346,243      2,207,834      1,249,295

---------------------------
(1) Working capital is defined as total current assets minus total current liabilities.

Proposed Merger with Telefonica, S.A.

      On February 23, 2005, the Board of Directors of Terra has approved Telefonica S.A.'s proposed merger with Terra. The share swap equation of 2 Telefonica shares, each with a par value of one euro, for every 9 Terra shares or ADSs, each with a par value of two euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Board. The merger proposal is subject to approval by the shareholders at the Ordinary General Shareholders' Meetings of both companies. If the merger is effected, Terra will be merged into Telefonica S.A. and will cease to exist as an independent corporate entity, with Telefonica acquiring all of the rights and obligations of Terra by universal succession. Accordingly, upon consummation of the merger, Terra's shares and ADSs will cease to be listed on the Spanish stock exchanges and the Nasdaq, respectively, and the registration of Terra's shares and ADSs with the Securities and Exchange Commission will be terminated. Terra's Board of Directors also approved the payment of a dividend in the amount of
(euro)0.60 per share, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made in the days following the shareholders' meeting and before the merger of Telefonica and Terra is recorded with the Commercial Registry.

Exchange Rates

      Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is (euro)1.00 = Ptas 166.386. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

      The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the former currencies of any of the participating member states, including Spain. For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of $1.3538 = (euro)1.00, the noon buying rate for euro on December 31, 2004.

      The following table shows, for the periods and dates indicated, the U.S. dollar/euro exchange rate for 2000, 2001, 2002, 2003 and 2004 based on the noon buying rate expressed in U.S. dollars per (euro)1.00:


                 Noon Buying Rate
                 --------------------------------------------------------
Year             Period End      Average(1)       Low             High
----             ----------      ----------       ---             ----
                                     U.S. Dollar/Euro

2000              0.9388           0.9207        1.0335          0.8270
2001              0.8901           0.8909        0.9535          0.8370
2002              1.0485           0.9495        1.0485          0.8594
2003              1.2597           1.1411        1.2597          1.0361
2004              1.3538           1.2478        1.3625          1.1801

---------------------------
Source: Federal Reserve Bank of New York.

(1) The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

      The following table shows, for the periods and dates indicated, the U.S. dollar/euro exchange rate for the months from November 2004 through April 12, 2005 based on the Noon Buying Rate expressed in U.S. dollars per (euro)1.00:

Month                                   Period End       High           Low
--------------------------------------  ----------      ------        -------
                                                    U.S. Dollar/Euro
April 12, 2005......................... 1.2873           1.2972          1.2838
March 31, 2005........................  1.2969           1.3465          1.2877
February 28, 2005.....................  1.3274           1.3274          1.2773
January 31, 2005......................  1.3049           1.3476          1.2954
December 31, 2004.....................  1.3578           1.3538          1.3224
November 30, 2004.....................  1.3259           1.3288          1.2703
October 31, 2004......................  1.2746           1.2783          1.2271

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

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

      In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones facing Terra Networks. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks and investors could lose all or part of their investment. See also "Forward-Looking Statements."

D.1.    Risks Related to Our Financial Condition

   D.1.1 We have recorded significant net losses in the past and we may again record net losses in the future.

      Except for the year ended December 31, 2004, we have never been profitable. For the year ended December 31, 2004, we recorded a net profit of
(euro)164.0 million under Spanish GAAP as a direct result of a (euro)306 million tax credit deriving mainly from our sale of our shares of Lycos, Inc. (See note 14 (b) to our consolidated financial statements). For the year ended December 31, 2003, we recorded a net loss of (euro)172.7 million under Spanish GAAP. We have set a target of generating positive net income during 2005. However, because our target is necessarily based on future expectations, including those relating to the Internet industry, which is rapidly evolving and intensely competitive, our actual results may be significantly better or worse than our targeted results, and we may once again incur losses in the future.

   D.1.2 You should not rely on the results for any previous year as an indication of our future performance.

      Because of the rapidly changing market we serve, the changing composition of our consolidated group, as well as accounting impacts related to the reclassifications of certain revenues, goodwill, acquisitions, tax credits and other matters, period-to-period comparisons of operating results may not be meaningful.

      We experienced strong revenue growth during 2000 and 2001 following a period of aggressive acquisitions in 2000. Our revenues, however, decreased in 2002 and 2003 principally due to negative currency effects and in 2004 principally due to our sale of Lycos, Inc. in October 2004 and translation impacts of currency exchange rate fluctuations. We therefore believe that it may be difficult to generate the same level of revenues in 2005 or in future periods as that in prior years.

      Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including, among others:

      o     our ability to grow our paid customer bases in Internet access;

      o     our ability to attract and adapt to the needs of advertisers;

      o the amount of advertising spending by other Internet and technology companies as a result of the adverse economic conditions that have affected and may continue to affect these sectors;

      o     our ability to deliver under our framework alliance with Telefonica;

      o our ability to successfully market and develop our CSP (Communication Service Provider) products; and

      o fluctuations in the prices we pay for content, access infrastructure and technology we obtain from third parties.

   D.1.3 We have recorded impairment charges to goodwill and reversed capitalized tax credits in the past and may be required to make additional write-offs in the future.

      We generate goodwill relating to our acquisitions. Goodwill represents the portion of the purchase price of an acquisition in excess of the fair value of the assets acquired less liabilities assumed. Because Internet businesses of the type we target for acquisition often do not have substantial tangible assets, any acquisition of these businesses may generate significant amounts of goodwill.

      We recognize tax assets for accounting purposes after analysis of the budgets and business plans which support their recovery in a period of less than ten years, which, under current accounting legislation in Spain, is the maximum period for recognizing tax assets for tax loss carryforwards. In 2000 and 2001, we recorded tax assets for the tax losses incurred in these years, since we considered their recoverability to be reasonably assured on the basis of the Terra Group's business plan then in force.

      On December 16, 2003, we acquired 26,525,732 Terra shares owned by Citibank, N.A. as the agent bank for the stock option plans we assumed when Lycos, Inc. was integrated. These shares were acquired in order to be able to recognize the new tax asset arising in 2004 and, possibly, in subsequent years. This was achieved through the inclusion of Terra in the Telefonica consolidated Tax Group in 2004 since, once the acquisition had been made, the Telefonica ownership interest accounted for 75.29% of the effective capital stock of Terra (capital stock less treasury stock). The inclusion of Terra in the Telefonica consolidated group enabled the new tax asset that was generated from January 1, 2004, to be used earlier, since the related tax losses can be offset against the taxable income earned by the Telefonica consolidated group.

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

   D.1.4    Acquisitions could result in operating difficulties.

      As part of our business strategy, we have completed several acquisitions of local Internet-based businesses and may enter into additional combinations, alliances and acquisitions in the future. The acquisitions and alliances we have entered into in the past have been accompanied by a number of risks, including:

      o     the difficulty of assimilating managerial and operational resources;

      o the potential disruption of our ongoing business and distraction of management;

      o the difficulty of incorporating technology or content and rights into our products and media properties and unanticipated expenses related to such integration;

      o the impairment of relationships with employees and customers of the acquired companies or our own business as a result of any integration of new management personnel; and

      o     the potential unknown liabilities associated with our acquisitions.

      We may experience similar risks in connection with any future acquisitions or alliances. If we are not able to integrate these businesses successfully, the quality of our services may suffer and customers may be less likely to use our services. Furthermore, if we are not able to develop strategies and implement business plans that take advantage of synergies with these acquired businesses, we may not be able to realize the anticipated benefits and growth opportunities from such acquisitions and may be forced to dispose of such acquired businesses at a significant discount to the purchase price. We may not be successful in addressing these risks or any other problems encountered in connection with future acquisitions and the failure to do so could harm our business, financial condition and results of operations.

   D.1.5 Our results and cash flows are exposed to currency exchange rate fluctuations in most of the major markets in which we do business.

      Although our reporting currency is the euro, revenues earned and expenses relating to our U.S. and Latin American operations are denominated in dollars and in local currencies, respectively. Fluctuations in exchange rates of these currencies have had in the past and may continue to have a material impact on our results of operations and financial condition. The currencies of many Latin American countries, including Argentina, Brazil and Mexico, have experienced substantial depreciation and volatility in the past. As of December 31, 2004, variations in currencies, particularly the decline in the value of the U.S. dollar, the Brazilian real and the Mexican peso relative to the euro, decreased our consolidated net sales by approximately 9%. Currency exchange rate fluctuations can also have a significant impact on our balance sheet, particularly shareholders' equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euro. As of December 31, 2004, our cumulative shareholders' equity was reduced by (euro)206 million due to the translation of the financial statements of our foreign subsidiaries, related primarily to the decline of the U.S. dollar and the Brazilian real relative to the euro.

      In addition, the imposition of foreign currency exchange restrictions by Latin American governments may limit the ability of our Latin American subsidiaries to pay us dividends or other amounts owed to us, which could have a material adverse effect on our business, financial condition and results of operations.

    D.1.6 We were obliged to adopt new accounting standards for 2005 that will impact our financial reporting.

     We have been obliged to adopt new accounting standards for 2005 that will impact our financial reporting. Before 2005 we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP as required by SEC regulation. According to the European Union legislation in force, company groups listed in European Union stock markets, including us, must apply from January 1, 2005 the International Financial Reporting Standards (IFRS) adopted by the European Union in preparing their consolidated financial statements.

      Applying these standards to our financial statements may imply a change in the presentation of our financial information, since the financial statements will include more components and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, we are currently making a qualitative and quantitative analysis of the main differences, although at this moment we cannot determine the exact impact that this new regulation will entail compared to Spanish GAAP. Furthermore, not all IFRS are legally binding at present and therefore the final impact may be different depending on which IFRS are finally adopted by the European Union.

   D.1.7 Our ability to generate revenues could be adversely affected if e-commerce fails to gain acceptance as a viable means for transacting business in Latin America and Spain.

      Numerous factors could delay or prevent the emergence of e-commerce in Latin America and Spain and would impair our ability to generate advertising and e-commerce revenues and adversely impact our business. Reasons why e-commerce may not gain acceptance among consumers and merchants include:

      o the absence of a tradition in Latin America and Spain of consumers making purchases from non-"bricks and mortar" retailers, such as catalog retailers;

      o the small percentage of consumers holding credit cards in Latin America, which are the primary method of payment for e-commerce transactions in the United States;

      o     the lack of widespread acceptance of electronic payment methods;

      o     low levels of credit card use in Latin America;

      o higher incidence of fraud in connection with credit cards and other methods of payment in Latin America and Spain as compared to the United States;

      o concerns about security of commercial data, such as credit card numbers;

      o     concerns over privacy of consumers' personal data; and

      o lack of adequate distribution and fulfillment operations for goods purchased.

      If any of the factors mentioned above persist, our ability to generate revenues from advertising and e-commerce may be limited, which could have a material adverse effect on our business, financial condition and results of operations.

      Additionally, customs duties and taxes are imposed on deliveries of international parcels in many countries in Latin America, making international e-commerce transactions more costly. Many countries also do not have systems in place to ensure speedy and reliable delivery of parcels once they have cleared customs. These problems may deter merchants and consumers from engaging in e-commerce transactions and may deter certain advertisers from advertising through us.

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

      In addition, where local regulation permits, content providers may also take advantage of the traffic generated on their sites to enter into revenue-sharing arrangements with telecommunications providers based on traffic flow. This practice has created intense price competition with Internet service providers, such as us, who must propose differential and value-added services to maintain consumer loyalty. For example, bundled offers of access, voice over IP and television content may be necessary in order to sell access services. We may also be compelled to enter into strategic alliances with other content providers or electronic device manufacturers in order to prevent them from entering into direct competition with us or similar arrangements with other ISPs. For example, we could face competition from electronic device manufacturers which integrate internet services with an attractive mobile device offering to capture customers' mobility needs. If we fail to offer access on competitive terms, value-added services that are attractive to customers, or to enter into strategic alliance arrangements with other content providers, our business, financial condition and results of operations could be harmed.

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

      Some of the Internet markets in which we operate are in an early stage of development. Our business, financial condition and results of operations will be materially and adversely affected if Internet usage in such markets does not continue to grow or grows more slowly than we anticipate. We develop our expectations for Internet-industry growth on the basis of publicly available projections. Any of these projections may turn out to be overly optimistic.

      Growth in the number of Internet users and the number of hours spent online may be inhibited for a number of reasons, including:

      o     high cost of Internet access;

      o     high price and limited availability of Internet access devices;

      o     limited availability and high cost of personal computers;

      o limited or no availability in some markets of unlimited local telephone service for a fixed fee;

      o limited availability of telephone lines or other access methods, including broadband access;

      o a slower-than-expected rate of development of telecommunications network infrastructure;

      o     concerns about security and privacy;

      o     difficulty of use of the Internet;

      o     low quality of service; and

      o     economic events.

   D.2.4 A substantial portion of revenues is derived from Internet advertising, and demand from current and potential clients for online advertising is difficult to forecast accurately.

      A substantial portion of our revenues comes from advertisements displayed on our portals and network of sites. Our ability to continue to achieve substantial advertising revenue depends upon:

      o our ability to transition and expand into other forms of advertising (such as search-related advertising) in light of reductions in advertising prices and increased competition;

      o     growth of our user base;

      o     our user base being attractive to advertisers;

      o our ability to derive better demographic and other information from our users;

      o our ability to deliver or measure the delivery of advertisements reliably; and

      o     acceptance by advertisers of the Internet as an advertising medium.

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

      To remain competitive, we must enhance and improve our content, tailoring it to the specialized needs of our markets and users. In addition, we must:

      o continually improve the responsiveness, functionality and features of our portals and sites;

      o develop products and services that are attractive to visitors, advertisers and subscribers;

      o develop a distribution network that will be attractive to third-party service providers;

      o     establish a strong relationship with our users; and

      o increase the download speed and streaming capacity of our content through broadband access methods such as ADSL and cable.

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

      A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized breach of security occurred. We incur significant costs to protect against the threat of security breaches or could be required to incur significant additional costs to alleviate problems caused by breaches. Unauthorized persons could attempt to penetrate our network security and to gather personal information on our users. If successful, they could misappropriate proprietary information or cause interruptions in our services, which could prevent us from fulfilling our obligations to certain customers and harm our reputation. As a result, we could be required to expend capital and resources to protect against or to alleviate these problems. Security breaches could thus have a material adverse effect on our business, financial condition and results of operations.

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

D.3.    Risks Related to Our Business and Strategy

Risks Related to the Internet Access and Media Businesses

   D.3.1 If we are not able to attract and retain users of pay Internet services, we will not be able to increase our revenues as planned, which could adversely affect our business, financial condition and results of operations.

      As part of our business strategy we seek to acquire users of pay Internet services under subscription-based or pay-per-view/pay-per-use arrangements. At December 31, 2004, we had 1.8 million direct pay Internet access subscriptions,
1.3 million subscriptions to premium value-added services provided directly by us, and we serviced an additional 3.2 million subscriptions to Internet access services through Telefonica, S.A. pursuant to our Strategic Alliance Framework Agreement with Telefonica. If we, or our strategic alliance partner Telefonica, are unable to attract and retain new paying Internet access or value-added service customers and subscribers and to generate additional revenues from value-added services, our business, financial condition and results of operations could be harmed. In order to compete effectively, we may need to expend significant internal engineering resources or acquire other technologies and companies to provide or enhance our offering of revenue-generating value-added services. If we are unable to maintain or expand our pay customer and user base in the future, our revenues may decline.

   D.3.2 If broadband access does not continue to develop at the rate we anticipate, we may not be able to increase our broadband-based products and the number of users of our value-added pay services, which could adversely affect our ability to generate additional revenues.

      In connection with our business strategy, we are seeking to transition our users successfully to our value-added pay services. As part of our strategy to shift customers towards value-added pay services and to attract new paying customers, we are focusing on the development of broadband products and services and the establishment of strategic alliances with third party content providers. We expect that broadband access will become more widely available in Latin America in the near future in part as a result of the wide-scale deployment of asymmetric digital subscriber lines (ADSL) by other telecommunications operations in some of these markets. At December 31, 2004, we had 1.1 million broadband access subscribers, of which 0.9 million were in Latin America. However, if broadband access does not develop at the rate we anticipate, we may not be able to establish strategic alliances with third party content providers or offer broadband-based value-added services, which could have a material adverse effect on our business, financial condition and results of operations.

     These value-added pay services include those that take advantage of broadband technologies that permit access to expanded multimedia content. We may offer these and other premium services with our Internet access services on an integrated basis. If we are unable to transition our users, or if we are unable to attract new users, we may not be able to generate significant revenues from these services and our business, financial condition and results of operations could be materially and adversely affected.

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

   D.3.4 We may fail to maintain our audience or to target the audience sought by our advertisers, which could adversely affect our audience performance-linked revenues.

      Our advertising revenues are based on certain performance-related criteria, such as click-through rates, transaction conversion rates and minimum levels of user impressions, which determine in part the fees we receive for banner advertising and third-party sponsorships, such as BBVA and Visa. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

      o     the fees we are entitled to receive may be adjusted downwards;

      o we may be required to "make good" on our obligations by providing alternative services;

      o     sponsors may not renew the arrangements or may renew at lower rates;
            and

      o sponsors may default on the payment commitments in such agreements, as has occurred in the past.

      Accordingly, any leveling off or decrease of our user base (or decrease in usage by our existing base) in our performance campaigns could result in a significant decrease in our revenues, which could have a material adverse effect on our business, financial condition and results of operations.

   D.3.5 If key personnel leave unexpectedly and are not replaced or if we are unable to hire qualified personnel in designated growth areas, we may not be able to execute our business plan.

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

Risks Related to E-commerce

   D.3.6 We may not be successful in expanding the number of users of our e-commerce services, and our ability to effectively provide electronic commerce services, such as online shopping, is limited.

      We have focused significant resources on the development and enhancement of our electronic commerce properties, particularly in the area of travel. These properties, such as Terra Compras/Terra Shopping, link users with a network of retailers with whom we have relationships. However, in order to support our electronic commerce initiative, we must rely in most cases on our third-party suppliers. The failure of our network of retailers to provide quality service to users of our websites, to deliver to our users on a timely basis the products purchased on our websites or to deliver satisfactory products could result in user dissatisfaction, which could, in turn, cause users to stop visiting our websites or using our services. Competing providers of online shopping, including merchants with whom we have relationships, may be able to provide a more convenient and comprehensive online shopping experience due to their singular focus on electronic commerce. As a result, we may have difficulty competing with those merchants particularly in the area of travel for users of electronic commerce services. The inability of our electronic commerce properties to attract users to our websites or generate significant revenues could have a material adverse effect on our business, financial condition and results of operations.

D.4.    Risks Related to Our Relationship with the Telefonica Group

   D.4.1 As our controlling shareholder, Telefonica exerts significant influence over our corporate decision-making, which may result in conflicts of interest with other members of the Telefonica group.

      Telefonica currently owns approximately 75.9% of the Company and is able to exercise significant influence over all matters requiring approval by our shareholders and board of directors, including approvals of mergers and other business combinations and decisions as to capital expenditures. It may also influence our operations and business strategies, including by limiting or restricting our ability to pursue certain strategies. See "Item 6--Directors, Senior Management and Employees."

      Due to the fact that we are part of the Telefonica group, the business activities and strategies of individual Telefonica group companies may result in conflicts of interest. When conflicts of interest arise, Telefonica, as the parent company of the Telefonica group, and the respective group companies must address and resolve them, balancing the conflicting interests involved. Decisions made at other Telefonica group companies may also affect us directly. In certain cases, Telefonica may consider it to be in the interest of the Telefonica group to resolve conflicts of interest against one of the parties concerned, including against us. See "Item 4--Information on the Company--Organizational Structure--Our Relationship with the Telefonica Group--Telefonica Group Organization." These conflicts of interest could have a material adverse effect on our business, financial condition and results of operations.

   D.4.2 Several companies within the Telefonica group, including Telefonica de Espana, currently compete with us with respect to certain services that we provide in Spain and some Latin American countries and companies in the Telefonica group could eventually compete with us in other services and markets in the future.

      We currently compete directly with certain fixed telephony and cable operators of the Telefonica group in Spain and certain Latin American countries with respect to the provision of narrow band (i.e., dial-up Internet access services) and ADSL services to residential customers. We may in the future compete in the provision of Internet access services in countries where we currently do not, but where the Telefonica group currently does, provide such services, or inversely, where we currently provide such services and the Telefonica group does not. For example, we could decide to launch Internet access services in Argentina in the near future, while Telefonica could decide to launch ADSL services in Brazil. In addition, many companies in the Telefonica group operate portals, and some of these companies offer services related to or that may compete directly with services that we offer. Other companies in the Telefonica group could in the future compete with us, and they may also pursue their own Internet-related businesses or operational strategies, including:

      o offering ISP and access products (narrow and broadband) in some of our markets;

      o     further developing their existing portals or launching new portals;

      o offering services through new platforms (e.g., UMTS, Wi-Fi) and/or devices (e.g., personal digital assistants, wireless access devices); and

      o offering Internet-based services from new media platforms operated by them.

      Because most Telefonica group companies operate in the telecommunications or media industries, there could be additional situations in which we and these other companies find ourselves with related, or even competing, activities. Regulatory requirements in some countries may also necessitate that Telefonica group companies make their Internet-based technology infrastructure available to our competitors. These factors could have a material adverse effect on our business, financial condition and results of operations.

   D.4.3 Contracts between us and members of the Telefonica group were negotiated between parties under common control.

      We have entered into a significant number of contracts with members of the Telefonica group. These contracts were negotiated between parties under common control. We aim to negotiate terms and conditions similar to those available from third parties. The most recent and some of the more important of these contracts resulted from our entering into the Strategic Alliance Framework Agreement with Telefonica in February 2003, the details of which are set forth under "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions." As a result of this agreement, our business relationship as a supplier and customer to the Telefonica group has been reinforced. Conversely, the fact that we have also intensified our relationship with the Telefonica group with regard to network-related services means that we rely on these companies for a large portion of our revenues and costs.

   D.4.4 Our Strategic Alliance Framework Agreement with Telefonica, S.A. could be terminated in the event of certain changes of control of Terra Networks, S.A.

      In February 2003, we entered into a Strategic Alliance Framework Agreement with Telefonica, S.A., together with many ancillary contracts pursuant thereto, which guarantees the Terra Group a value generation of at least (euro)78.5 million per year, calculated as the difference between operating revenues arising from the services provided under the agreement, and the cost and investments directly associated with the services provided, over six years, ending December 31, 2008. Notwithstanding the foregoing, the Strategic Alliance Framework Agreement could be terminated at Telefonica's option in the event of a change of control of Terra Networks, S.A., provided, however, that the change is not caused by (i) the transfer by Telefonica, S.A. of all or part of its participation in Terra Networks, S.A., or (ii) an act or agreement of Telefonica, S.A. with a third party which leads to a change of control that entitles a shareholder other than Telefonica, S.A. to direct the management and administration of Terra Networks, S.A. directly or indirectly, as the holder of the majority of voting rights or by virtue of agreements entered into with other shareholders. All the agreements entered into pursuant and subject to the Strategic Alliance Framework Agreement would also terminate on that date.

      Should a change of control take place before October 27, 2005 and should Telefonica, S.A. consequently choose to terminate the Strategic Alliance Framework Agreement, Telefonica would be obligated to purchase products and services from the Terra Group during each quarter included between the termination date and October 26, 2005 for $62.5 million for each quarter. These revenues may be subject to downward adjustment in the event that we realize excess revenues pursuant to the Strategic Alliance Framework Agreement in excess of contractual minimums.

   D.4.5 We or Telefonica may fail to fulfill our obligations under the Strategic Alliance Framework Agreement in a timely manner, which could cause our anticipated revenue stream from this contract to be reduced or deferred to a future year.

      Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Group a generation of at least (euro)78.5 million per year in value, calculated as the difference between operating revenues arising from the services provided under the agreement, and the cost and investments directly associated with the services provided.

      Under the agreement, Telefonica must propose to purchase products, services and/or operations from us that generate value to us of at least
(euro)78.5 million per year, for projects that we have a unilateral right to accept, reject or defer. If we fail to provide services to Telefonica that generate at least (euro)78.5 million in value per year for us, due to the need for further technological development of the product or service ordered or for any other reason, we may have to defer our recognition of this revenue until a future fiscal year.

      Similarly, in any given year Telefonica may fail to propose for us to provide services of a value equivalent to (euro)78.5 million. In this case, we may choose to waive our contractual right to payment for that year in order to recognize the revenues in operating income in a future year when such services may be provided.

   D.4.6 Regulations may affect our ability to cooperate with the Telefonica Group.

      Our relationship with the Telefonica group may be viewed as a competitive strength that attracts the attention of our competitors and competition authorities. Competition authorities could initiate actions against us in connection with our relationships with Telefonica group companies.

      Telefonica is designated by the relevant regulatory authorities as incumbent operator for certain regulated telecommunications markets in Spain and several Latin American countries. As a result, for regulatory reasons we may have to refrain from or adjust some of our bundled offerings including certain Telefonica services. In addition, Telefonica is required to supply its telecommunications and multimedia services to all of its customers on the basis of objectivity, non-discrimination and disclosure. As a result, we receive the same terms and conditions from Telefonica as our competitors in respect of these services.

      Recently, certain unfavorable resolutions of the Spanish Telecommunications Market Commission (Comision del Mercado de las Telecomunicaciones), which has treated us as an incumbent operator as a result of our relationship with Telefonica, S.A., have adversely affected our ability to compete with other ADSL providers by limiting our ability to offer price reductions and other promotions to potential customers. See "Item 4. Information on the Company--4.B.10 Government Regulation--Spanish Regulation--Tariffs." These unfavorable resolutions have prevented us from growing our ADSL subscriber base as we had planned, or even at a rate similar to the high-growing broadband access market.

   D.4.7 Our relationship with Telefonica may limit our ability to work with its competitors.

      For strategic reasons, we may be prevented from having commercial relationships with Telefonica's competitors. It may also be possible that such competitors may choose not to enter into commercial relationships with us because of our affiliation with Telefonica. Certain undertakings that Telefonica has made or may make in the future to its international partners may also restrict us in competing with some of Telefonica's international partners. This could reduce our opportunities for growth and could harm our business.

   D.4.8 If Telefonica's merger proposal is approved at the Ordinary General Shareholders' Meetings of both Terra Networks, S.A. and Telefonica, S.A. and is subsequently effected, we will cease to exist as an independent corporate entity and our shareholders will receive Telefonica shares in consideration for their Terra shares and ADSs.

      On February 23, 2005, our Board of Directors approved Telefonica S.A.'s proposed merger with Terra. The share swap equation of 2 Telefonica shares, each with a par value of one euro, for every 9 Terra shares or ADSs, each with a par value of two euros was also approved by our Board. The merger proposal is subject to approval by the shareholders at the Ordinary General Shareholders' Meetings of both companies. If the merger is effected, Terra will be merged into Telefonica S.A. and will cease to exist as an independent corporate entity, and our shareholders will receive Telefonica shares in consideration for their Terra shares and ADSs. Accordingly, upon consummation of the merger, Terra's shares and ADSs will cease to be listed on the Spanish stock exchanges and the Nasdaq, respectively, and the registration of Terra's shares and ADSs with the Securities and Exchange Commission will be terminated.

D.5.    Risks Related to Our Operations

   D.5.1 We may not be able to adapt our access technology and product and service offering to the evolution of the Internet and may therefore not be able to compete effectively in the future with other providers of online navigation services, which would harm our business.

      We have developed and/or acquired a portfolio of Internet products and services over the past years. We currently deploy this portfolio of products and services throughout our network and plan to further enlarge and develop our products and services in the short term. However, we may fail to evolve our portfolio of products and services in such a way as to effectively adapt to the evolution of the Internet and the future demands of our users. For example, we have focused primarily on the development of broadband access services and have deployed and plan to deploy certain broadband and, in some countries, cable access and wireless services as the penetration of broadband, cable access and wireless Internet grows in the geographical markets in which we operate. However, our focus on broadband access technology and the products and services we have selected for our broadband and/or, in certain cases, cable access and wireless portfolios may not be as successful as similar or other access technologies and services that may be launched by our competitors, or our competitors may be better positioned if the Internet evolves in their favor (e.g., mobile telephony operators for wireless access, power/energy companies for powerline communications, TV broadcasters for satellite or cable transmissions). Similarly, the evolution of the Internet and underlying technologies may not provide for all or any of the additional features that are expected today. Thus, we could be prevented from deploying additional services or further developing our current portfolio if, for example, (i) the evolution of the Internet is not successful, (ii) we are not successful in adapting to such evolution, or (iii) our competitors are more successful than we are in adapting to such evolution. Evolution of the Internet is uncertain and competition in each of our businesses and markets is intense and could materially and adversely affect our business, financial condition and results of operations.

      In addition, as we expand the scope of our Internet services, we will compete directly with a greater number of Internet sites, media companies and companies providing access services across a wide range of different online services, including, among others:

      o     telecommunications companies that provide Internet access;

      o companies offering communications services either on a stand-alone basis or integrated into other products and media properties;

      o     traditional media companies;

      o vertical markets where competitors may have advantages in technological research and development, expertise, brand recognition and other factors;

      o manufacturers of personal computers who may develop their own Internet portals to which they would direct their customers; and

      o     online merchant hosting companies.

      A loss of users to our competitors could have a material adverse effect on our business, financial condition and results of operations.

   D.5.2 We face risks associated with brand development and losing brand awareness.

      We believe that establishing, maintaining and developing our Terra network brand in Latin America, Spain and the United States is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase in the future. In order to attract and retain Internet users, advertisers and e-commerce partners, we intend to focus on creating and maintaining brand loyalty. We have quarterly surveys of brand awareness conducted for this purpose. In addition, changes in the brand awareness of Telefonica with whom we have a strategic alliance could have a significant impact on us.

      Promotion and enhancement of our network brands will depend largely on our ability to provide consistently high-quality products and services. In addition, our network brands could be impaired if consumers do not perceive the quality of our products and services, or do not use or favorably receive the new products and services which we introduce. Failure to promote and enhance our Terra network brand in a cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

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

      A key element of our strategy is to generate a high volume of user traffic. Our reputation and our ability to attract advertisers and users depend significantly upon the performance of our network infrastructure, including our servers, hardware and software. Any system failure, including network, hardware or software failure, that causes an interruption in our service or a decrease in responsiveness of our websites could result in reductions in traffic, revenues and clients and could impair our reputation. In addition, computer viruses or other factors could result in a catastrophic failure of the Internet which could expose us to material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our user traffic could decrease. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations. Although we carry business interruption insurance in certain countries, this policy does not cover all damages caused by computer viruses, hackers, software corruption or third-party network failure and may not be in amounts sufficient to compensate us for any losses we incur. We also may not be able to recover reputational losses or migration of user traffic caused by such interruptions or failures, which could harm our business, financial condition and results of operations.

   D.5.6 We face risks related to the product development process, maintenance, and operational activities.

      o The heterogeneity of technical platforms, service networks, applications, and information systems could increase the difficulty of an appropriate operation, especially under a restrictive context for evolution and integration policies.

      o The technological change juncture, e.g., in search engines and real time communications (RTC), might create advantages for competitors which would result in more pressure for Terra in the product development process.

      o The agreements with technology providers, which were closed under the former growth context, included guaranteed income volumes that have not been reached. That, along with the current restrictive situation, could lead to difficulties in renegotiating the contracts.

   D.5.7    We face risks related to natural disasters.

      We rely on strict adherence to regulations and on the operators of our data centers to ensure the physical integrity of our equipment against fire, flood and, where appropriate, earthquakes. All our main data centers are equipped with backup electrical service provided by their own on-site generators, are outfitted with access control systems to ensure security and are tested regularly for capacity. However, a natural disaster that results in the destruction of a single data center would result in the interruption of services and user access until all systems were recovered. Such interruption could lead to a decline in customer confidence, which could have a material adverse effect on our business, financial condition and results of operations.

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

      In addition to the adoption of new laws and regulations, existing laws may be extended to apply to the Internet. New and existing laws may cover issues that include:

      o     sales tax, local taxes, duties and other taxes;

      o     user privacy;

      o     pricing controls;

      o     characteristics and quality of products and services;

      o     consumer protection;

      o     cross-border commerce;

      o     libel and defamation;

      o     copyright, trademark and patent infringement;

      o     pornography;

      o     antitrust and competition law;

      o     news and audiovisual services;

      o     telecommunication laws;

      o     gambling;

      o     child protection; and

      o     other claims based on the nature and content of Internet materials.

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

      With respect to the Terra trademark, we have applied to register the Terra trademark in all countries in which we currently have a substantial interest, as well as in many others. We are currently appealing an administrative ruling in Peru, with effect in Peru and other Andean Pact countries, holding that Terra Networks, S.A. infringed the trademark of Santillana, S.A. and prohibiting Terra Networks, S.A. from using the "Terra" brand in connection with the marketing of certain goods and services. We are aware of other companies using the Terra trademark or variations of that trademark. If we are required to discontinue the use of any of our trademarks with respect to our current activities, we could lose the goodwill that we have established and may be held liable for damages. Either of the above occurrences could have a material adverse effect on our business, financial condition and results of operations.

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

      The regulatory regime concerning the attribution of domain names is in flux, raising the prospect of litigation between registered owners of domain names, claimants of domain names and holders of trademarks or prior rights. We are currently involved in a contractual dispute with a third party from whom we negotiated the acquisition of the domain name "terra.com.ar" in Argentina. Although we believe we will prevail under the terms we originally negotiated, the case is currently pending before the Argentine courts. Due to the lack of precedents in this field of law, we cannot predict how the Argentine courts will rule based on the evidence. In the event that the court does not uphold the contract and allows the domain name to be transferred to a third party other than us, the value of our brand name in Argentina may be diluted, which may have a material adverse effect on our operations in Argentina. For a more detailed description of this litigation, see "Item 8--Financial Information--Legal Proceedings." Similar challenges and unauthorized use of our domain names may be difficult to defend depending on local regulations, and may have a material adverse effect on our overall business, financial condition and results of operations.

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

   D.6.5 U.S. investors may be subject to unfavorable tax consequences if we are or have been a passive foreign investment company.

     U.S. investors may be subject to unfavorable tax consequences if we are a passive foreign investment company (a "PFIC"). PFIC status depends, as determined periodically, on the composition of a company's income and assets and the fair market value of its assets (including, among others, goodwill and equity investments in less than 25% owned entities). We cannot provide any assurance that we have not been a PFIC in the current or any prior taxable year. If we have been a PFIC for any year, we are and will continue to be considered a PFIC with repect to any U.S. investors that owned our shares or ADSs in any year in which we were a PFIC. If you are such a U.S. investor, you are subject to special U.S. federal income tax rules that may have negative consequences and require annual reporting. See "Item 10 - Additional Information - Taxation - United States Federal Tax Considerations - Passive Foreign Investment Company Rules."

   D.6.6 We may be subject to claims based on the content provided over our network.

      The law in our core markets relating to the liability of online service providers, like us, for activities of their users is currently unsettled. Although we have implemented several policies to control the content that is provided on our networks, claims have been made against online service providers and networks in the past for defamation, negligence, copyright or trademark infringement, obscenity, child pornography, illegal gambling, personal injury, trade in illegal goods or other claims based on the nature and content of information that was posted online by their users or by the online service provider itself. We could be subject to similar claims and incur significant costs in their defense. In addition, we could be exposed to liability for the selection of listings or links that may be accessible through our network or search services or for content and materials that our users may post in classifieds, message boards, chat rooms or other interactive services that we provide. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information, including financial losses arising from investment decisions based on financial information provided on our websites, such as Invertia.com. We offer web-based e-mail services, which expose us to potential liabilities or claims resulting from:

      o     unsolicited e-mail;

      o     lost or misdirected messages;

      o     illegal or fraudulent use of e-mail; or

      o     interruptions or delays in e-mail service.

      Investigating and defending against these claims is expensive, and even if they do not result in liability they could harm our business, financial condition and results of operations.

   D.6.7 We may be subject to claims relating to products and services sold or offered on our network.

      We have entered into arrangements to offer third-party products and services on our network under which we may be entitled to receive a share of revenues generated from these transactions and, under certain circumstances, "slotting fees." These arrangements may subject us to additional claims including product liability or personal injury from the products and services, even though we do not ourselves provide the products or services. These claims may require us to incur significant expenses in their defense or satisfaction. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate due to the size of the claim or if the indemnifying party is unable to pay us due to insolvency or otherwise. We may also suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer's payment for these orders has been authorized by the associated financial institution. In addition, we are aware that governmental agencies are currently investigating the conduct of online auctions, which could require changes in the way we conduct our online auctions business.

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

   D.6.8 We may become involved in costly intellectual property litigation which could impair our ability to conduct our business.

      There has been substantial litigation in the computer industry regarding intellectual property rights. Although we have not been subject to these types of claims as of the date of this annual report, we may become involved in claims and counterclaims with third parties regarding infringement with respect to current or future products or trademarks or other proprietary rights. Any infringement or other claims or counterclaims could impair our business because they could:

      o     be time-consuming;

      o     result in costly litigation;

      o     divert management's attention;

      o     cause product release delays;

      o require us to redesign our products or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, or at all; or

      o     result in substantial monetary liability.

      Such claims could also limit our ability to provide certain content or use certain technologies in the future, which, in addition to the potential costs associated with defending such litigation, could have a material adverse effect on our business, financial condition and results of operations.

   D.6.9 Our intellectual property rights are valuable and any inability to protect them could dilute our brand image and harm our operating results.

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

   D.6.10 Our ability to collect personal data relating to our users may be restricted and may limit our ability to generate advertising and e-commerce revenue.

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

   D.6.11   Several U.S. federal laws could have an impact on our business.

      There are a number of federal laws in the United States that govern online business practices including: the Child Online Protection Act, which restricts the distribution of certain materials deemed harmful to children; the Children's Online Privacy Protection Act, which regulates the ability of online services to collect and use any user information from children; the Electronic Communications Privacy Act and USA Patriot Act, which govern the disclosure of information about Internet users; and the Protection of Children From Sexual Predators Act of 1998, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. There are also laws governing online business practices at the state level, including state statutes that regulate unsolicited commercial e-mail, also known as spam. These laws may impose significant additional costs on our business and/or subject us to additional liabilities.

      We risk losing audience in the U.S. market, which may in turn significantly reduce our advertising revenues.

   D.6.12   We face risks associated with litigation.

      We are party to lawsuits and other legal proceedings, including a fraud claim filed by IDT Corporation in the United States. Deloitte & Touche Espana, S.L, our auditors, have included an emphasis paragraph in their report on our consolidated financial statements stating that their opinion on our consolidated financial statements is subject to the effects of any adjustment that might have been required had the final outcome of the IDT litigation been known as of December 31, 2004. An adverse outcome in, or any settlement of, this or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of IDT's fraud claim and other lawsuits, see "Item 8--Financial Information--Legal Proceedings."

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

   D.7.2 Terrorist attacks have contributed to global economic instability and continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

      On September 11, 2001 and March 11, 2004, the United States and Spain, respectively, were the targets of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to volatility in the stock prices of United States publicly traded companies, such as ours. These attacks have led, and may continue to lead, to armed hostilities and civil disturbances in the United States, Europe or elsewhere, which may further contribute to global economic instability and could reduce our revenue as well as cause our share price to decrease.

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

      We derive and expect to continue to derive a portion of our revenues from the Latin American markets. Social and political conditions in Latin America are volatile and may cause our operations to fluctuate. This volatility could make it difficult for us to sustain our expected growth in revenues, which could have an adverse effect on our stock price. Historically, volatility in Latin American countries has been caused by:

      o significant governmental influence over many aspects of local economies;

      o     political and economic instability;

      o     changes in regulatory requirements;

      o     fluctuations in exchange rates;

      o     social unrest;

      o     slow or negative economic growth;

      o     imposition of trade barriers; and

      o     wage and price controls.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

4.A.1   Overview

      We believe we are one of the most popular Internet networks in Europe and a leading portal to Spanish- and Portuguese-speaking markets. We are a global Internet company and a leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world.

      We offer a suite of Internet services in a variety of languages that provides our users throughout our markets in Europe, Latin America and North America with:

      o     access to the Internet (in Spain and certain countries in Latin
            America);

      o portal and network services that incorporate a wide variety of individually-tailored content for each market and featuring enhanced functionality;

      o a range of online advertising, marketing and e-commerce opportunities;

      o multiple solutions for our customers' Internet needs, such as web design and hosting and communication; and

      o consulting services such as web audit, web rationalization and web maintenance.

      Our services complement each other, as customer growth in our Internet access business will benefit our portal and network services business, which in turn will benefit our online advertising and e-commerce businesses, which in turn will benefit our Internet solutions businesses.

      Through our portals and network of websites and joint venture partnerships, we have one of the largest global footprints of any Internet portal or network, with portals in 27 countries. We currently hold a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. We are also a leading interactive services provider in Spain and Latin America, offering Internet access and local-language interactive content and services to more than 6 million paying customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2004, we were one of the leading broadband services and content providers in Spain and Brazil.

      We are a Spanish corporation (sociedad anonima) with our registered address and tax and legal domicile located at Calle Nicaragua, No. 54, 08029 Barcelona, Spain. Our legal name is Terra Networks, S.A. Our telephone number is (34) 93-493-2300 and our corporate Internet address is www.terranetworks.com. Our agent for service of process in the United States is Terra Networks USA, L.L.C., which is and will be located at 1201 Brickell Avenue, Suite 700, Miami, Florida 33131 until May 14, 2005. As of May 15, 2005, Terra Networks USA's headquarters will be relocated to 95 Merrick Way, Suite 706, Coral Gables, Florida 33134.

4.A.2    History

      We were incorporated in December 1998. The following timeline describes the significant milestones in the development of our Internet business:


April 1999        Telefonica, S.A. transferred to us its Spanish residential and small office/home office (SoHo) Internet access business which it had conducted since December 1995. With this transfer, we acquired Telefonica's 72,000 residential and SoHo ISP customers in Spain.

April 1999        We acquired 100% of Ordenamientos de Links Especializados,
                  S.L., known as Ole, from InfoSearch Holdings, S.A. Ole operated a portal in Spain.

June 1999         Through a series of transactions, we acquired 96% of Nutec
                  Informatica, S.A. We subsequently agreed to acquire the remaining 4% from its minority shareholders. With this acquisition, we acquired our Brazilian ISP and portal, including 200,000 residential and SoHo ISP customers.

October 1999      We agreed to acquire 100% of Informacion Selectiva, S.A. de
                  C.V. through a series of transactions. With this acquisition, we acquired our Mexican ISP and portal, including 49,000 residential and SoHo ISP customers.

October 1999      We acquired 95% of the shares of Proveedora de Servicios de
                  Conectividad, S.A., known as CTC Internet, the Internet subsidiary of Compania de Telefonos de Chile--Transmisiones
                  Regionales S.A., known as CTC Mundo. As previously agreed,
                  CTC Mundo delivered to us, at no additional cost, the remaining 5% of CTC Internet in December 1999. With this acquisition, we acquired our Chilean ISP and portal, including 74,000 residential and SoHo ISP customers.

November 1999     We completed our initial public offering of approximately 30%
                  of our shares.

May 2000 We entered into strategic alliance agreements with Bertelsmann, one of the largest media companies in the world, as well as Telefonica and Lycos, pursuant to which Bertelsmann agreed to purchase content and services from us beginning in November 2000.

July 2000         We acquired 65% of the shares of La Ciudad.com (currently
                  Terra Networks Colombia, S.A.), our Colombian portal.

September 2000    Pursuant to the May 2000 agreement, we completed a (euro)2.2 billion rights offering, substantially all of which was subscribed for by Telefonica, S.A.

October 2000      We acquired 100% of Lycos, Inc. in a stock-for-stock
                  exchange. Lycos, Inc. was formed in June 1995 by CMG@VENTURES, L.P., a wholly owned subsidiary of CMGI, Inc.
                  With our acquisition of Lycos, Inc., we acquired one of the Internet's leading multi-brand networks.

August 2001       We acquired 49% of Uno-e Bank, an online bank. Banco Bilbao
                  Vizcaya Argentaria, S.A. (BBVA) is our partner with a 51% interest.

February 2003     We entered into a strategic alliance framework agreement with
                  Telefonica, S.A. replacing the May 2000 strategic alliance agreement to which Bertelsmann AG was also a party. The agreement has a six-year term. For a detailed description of this agreement, please see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

April 2003        We acquired a majority of voting rights of OneTravel.com,
                  Inc.

June 2003         We and BBVA executed the merger of Uno-e Bank, S.A. and the private consumer finance activities operated by Finanzia
                  Banco de Credito, S.A., a wholly owned subsidiary of Banco
                  Bilbao Vizcaya Argentaria, S.A. Our participation in Uno-e
                  Bank, S.A. following the merger has been reduced to 33%. See
                  "Item 5--Operating and Financial Review and
                  Prospects--Off-Balance Sheet Arrangements" and "Item
                  4--Information on the Company--Business Overview--4.B.6 Terra
                  Business."

July 2003         On May 28, 2003, Telefonica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it did not own. As a result of the tender offer, closed in July
                  2003, Telefonica, S.A. owned 71.97% of our total capital stock. See "Item 7--Major Shareholders and Related Party
                  Transactions--Major Shareholders."

December 2003     We acquired treasury stock through the acquisition of shares of Terra Networks, S.A. owned by Citibank, N.A. as the agent bank for our stock option plans. Telefonica, S.A.'s ownership interest accounted for 75.29% of the effective capital stock of Terra Networks, S.A. (capital stock less treasury stock).

July 2004         Following approval at our shareholders' meeting held on June
                  22, 2004, on July 31, 2004, we paid a dividend amounting to
                  (euro)2.00 per share, payable to shareholders of record on July 31, 2004, resulting in a total cash payment of
                  (euro)1,136 million.

October 2004      We sold 100% of our stock in Lycos, Inc. to Daum
                  Communications Corp., South Korea's leading Internet portal, as part of our strategy of strengthening our presence in Spanish- and Portuguese-speaking markets. The sale did not include Terra Networks USA or our stake in Lycos Europe, which were transferred to us by Lycos, Inc. prior to the sale.

February 2005     On February 11, 2005 Terra Networks, S.A. agreed to sell its stake in OneTravel.com, Inc (54.15% of the share capital) to the United States operator RCG Companies.

February 2005     On February 23, 2005, the Board of Directors of Terra has
                  approved Telefonica S.A.'s proposed merger with Terra. The share swap equation of 2 Telefonica shares, each with a par value of one euro, for every 9 Terra shares or ADSs, each with a par value of two euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Board. The merger proposal is subject to approval by the shareholders at the Ordinary General
                  Shareholders' Meetings of both companies. If the merger is effected, Terra will be merged into Telefonica S.A. and will cease to exist as an independent corporate entity, with Telefonica acquiring all of the rights and obligations of Terra by universal succession. Accordingly, upon consummation of the merger, Terra's shares and ADSs will cease to be listed on the Spanish stock exchanges and the Nasdaq, respectively, and the registration of Terra's shares and ADSs with the Securities and Exchange Commission will be terminated. Terra's
                  Board of Directors also approved the payment of a dividend in the amount of (euro)0.60 per share, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary
                  General Shareholders' Meeting of Terra. Payment is expected to be made in the days following the shareholders' meeting and before the merger of Telefonica and Terra is recorded with the Commercial Registry.

4.A.3    Business Strategy

       We have refined our strategy to meet the exigencies of the current business environment. Our goal is to combine client satisfaction with profitability and growth. We aim to achieve this goal by executing a twofold strategy, one for the portal, based on traditional advertising and e-commerce service revenues, capitalizing on our large on-line audience through advertising and on-line merchants, and another for access, which we sell on a stand alone or bundled basis, building a subscriber base.

       In 2004, the Terra Group continued to implement the strategy initiated in 2001 of gradually expanding the Value-Added Services (VAS) model in all of its business lines and the geographical areas in which it operates. By focusing on innovation, we moved ahead towards paid services and content, so that our revenues from subscriptions included more than access fees. We have launched new or expanded our existing children's services through a partnership with Disney, we have developed strong partnerships with Real Madrid and FC Barcelona for premium soccer content and we launched a subscription music service. Communications services and portal subscriptions thus contributed to the diversification of the Terra Group's sources of revenues.

       For the access business, two main developments have defined our strategy. First is the growth in broadband connectivity as an evolution from the narrowband offers that were successful in the past. Secondly, the further evolution from being a pure access supplier in a commodity-based model to being a full Communication Services Provider (CSP). The importance of bundling portal and communication services with access services is the most efficient way to sell both products, helping to differentiate the broadband offer and using the access sales process to sell services. We believe that this link between the sale of access and the attraction of customers and users to our portal services has grown in importance with time. This has had two main consequences:

      1. The reduction of exposure in those geographies where we did not have an access business or could not leverage the access business of the Telefonica Group. As a result, we sold Lycos.com and agreed to sell OneTravel.com in the U.S. and restructured operations in other countries.

      2. The acceptance by Terra's Board of Directors of Telefonica's offer to merge both companies in order to:

      a) strengthen the competitive positioning of Terra and Telefonica, which both companies aim to translate into an increase in customers and an expanded share of the market. We believe this will be the case because of
      (i) the greater capacity of the unified firm to respond to the integrated offerings of competitors; (ii) the better position for creating new services that optimize the use of Telefonica's network capabilities (which are critical for services that require greater bandwidth, greater security, etc.) and integrating them fully into the service provided to the end customer; (iii) the strengthening of our combined market offering, combining the positive attributes of the Telefonica and Terra brand names, which in turn will make it possible to strengthen the leadership of the combined company; (iv) the increased scale of operations, which will make it possible to undertake innovative projects that would now be more difficult to undertake; and (v) the greater leveraging of the commercial resources of the two companies, e.g., proprietary channels, third-party channels, joint advertising, etc.

      b) make better use of current customer bases, through (i) the ability to define and implement a global strategy based on customer segments, beyond the current product-based vision; (ii) increased penetration; (iii) an increase in the loyalty of existing customers, by reducing churn rates through the packaged sale of services; and (iv) increased cross-sales of services.

      c) minimize costs and optimize investments, through (i) the integrated management of networks and platforms (provision of services, billing, CRM/customer service, etc.), with the additional benefit of greater quality for the end customer through end-to-end management; (ii) the rationalization of investments that are particularly relevant, given the growing need for managing new services that are broadband intensive; (iii) the total elimination of duplication in the development of new services;
      (iv) the streamlining of corporate structures, eliminating duplication and thereby improving management and increasing efficiency; and (v) an increased ability to achieve synergies in the purchase of contents and services.

      d) facilitate the exploitation of the opportunities for growth in new markets, using broadband Internet access as an offering that is more attractive and competitive than fixed-base telecommunications (a factor that is particularly relevant to the expansion of the Brazilian market).

      e) develop a single strategy to take advantage of the major growth of broadband Internet access in all markets by promoting and creating businesses in the e-commerce field and expanding gateways for access to information and advertising.

      In the media business, we decided to focus our attention on the provision of Integral Marketing Services (IMS) which, together with the sale of online advertising, enable us to maintain a more solid relationship with our customers and to harness the full potential of our sales force. At the same time this approach allows advertisers to reach a highly segmented audience and to make the best use of the Internet as an advertising support.

      IMS are results-driven online marketing solutions. By leveraging Terra's experience and technology, our advertisers can benefit from increased traffic and improvements in conversion metrics. We tailor our online marketing services to our advertisers' needs by delivering fully customized e-mail content, rich media and e-advertising through our portfolio of channels and local portals to provide seamless and comprehensive online campaigns based on the latest technology, together with the service and support our customers require. Our Integral Marketing Services include:

      o     Search Engine Marketing

      o     Website Design and Development

      o     Contextual Marketing

      o     Conversion Optimization

      o     Affiliate Marketing

      o     Email Marketing

      o     Database Marketing

4.A.4    Our Strategy by Business Line

      For a breakdown of total operating revenues by category of activity and geographic market for each of the last three financial years, see "Item 5--Operating and Financial Review and Prospects."

   Access

      Our access business mainly comprises subscriptions to provide Internet access to residential and small office/home office (SoHo) markets and support services and technical assistance to users. It also includes the revenues for induced traffic and interconnection received from telecommunications operators in certain countries and revenues from charges for technical assistance and users support.

      We shifted away from free Internet access services to pay Internet access services such as subscription-based arrangements. We discontinued providing free Internet access services in Brazil in 2001 and in Mexico in January 2002. In Spain, Chile and Peru local regulations permit revenue-sharing from Internet traffic with the local telecommunications providers. This regulatory environment helps to transform our non-subscription access services into a product with a profit margin. As part of our strategy to migrate customers from free Internet access services to pay Internet access services, we are focusing on the provision of communications services (such as secured e-mail, unified messaging and premium web publishing services) to be bundled with our access products so as to differentiate our service offering and reduce churn rates (see "Item 4--Information on the Company--Business Overview--4.B.2 Access Services"). These enhanced premium services are also offered as stand-alone services to our customer base for an extra fee, and in some markets they are sold to corporations to complete their own access product portfolio (mainly to the Telefonica group). In this case we record these revenues as communication, portal and content services (see "Item 4--Information on the Company--Business Overview--4.B.4 Communication, Portal and Content Services").

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

      We are focusing on the provision of broadband services and content in Spain and Latin America, where the Telefonica Group is engaging in the wide scale deployment of asymmetric digital subscriber line (ADSL) technology. Broadband technologies, such as ADSL, offer high-speed connections to the Internet and allow users expanded multimedia content, including streaming music and other audio content, full-motion video and interactive games. In addition, we expanded our current services to enhanced communication services (such as secured e-mail, unified messaging and premium web publishing services) also offered as stand-alone services to our customer base for an extra fee, and in some markets, these services are sold to corporations to complete their own access product portfolios (mainly to the Telefonica Group).

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

   Terra Business

      In line with our profitability framework and established growth targets for the Terra Group as a whole, Terra Business is the area dedicated to the development of distinct and complementary businesses to our principal portal activity. These are businesses that exploit the Internet as a channel, unifying Terra's audience with the infrastructure and experience of strategic partners in other sectors or which extend the value chain of the portal business to the end user or consumer. With this objective, we have continued developing vertical portals, participating not only in the vertical distribution of the business but in all of its aspects, for categories in which users show increasing interest each day and for which the best prospects of monetization exist. These businesses include, among others, finance, travel and education.

4.A.5 New Organizational Structure in Response to Our Centralized and Customer-Oriented Strategy

      In 2004, we announced a new organizational structure, focused on the following lines of action:

      o The definition of a customer-oriented strategy, in order to provide a rapid response to changing needs. We want to strengthen our position in Latin America and Spain, which means promoting the development and production of platforms, products and services on a local basis. A new Content Unit has been created with special focus on mobile value-added services, mainly in Brazil and Spain. In addition, a Quality Unit has been created to ensure that we provide optimum service to our customers.

      o The structure of the Company has been simplified, especially in our headquarters.

      In October 2004, as part of our strategy of focusing on strengthening our presence in Spanish- and Portuguese-speaking markets, we sold 100% of our stock in Lycos, Inc. to Daum Communications Corp. The sale did not include, among other assets, Terra Networks USA (which serves the Spanish-speaking community in the United States) or our stake in Lycos Europe (which operates a network of European websites and provides a variety of Internet services and content in various languages), which were transferred to us by Lycos, Inc. prior to the sale.

4.B.     Business Overview

4.B.1    Our Business

      With profitability as its main objective in 2004, the Terra Group continued the strategy already implemented in 2001 of migrating from free services to value-added pay services and of achieving higher ARPU (Average Revenue per User) from existing clients by selling additional services, through the "Value-Added Services" (VAS) model. Under this strategy, the VAS model was gradually expanded to all of the business lines and geographical areas in which the Group operates, diversifying its revenues towards paid subscriptions, to include more than traditional access subscriptions. Communications services and portal subscriptions have been added as new sources of revenues. Our goal is to combine client satisfaction with profitability and growth. We aim to achieve this goal by executing a twofold strategy, one for the portal, based on traditional advertising and e-commerce service revenues, capitalizing on our large on-line audience through advertising and on-line merchants, and another for access, which we sell on a stand alone or bundled basis, building a subscriber base.

      Our business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. An example is our access business, which in 2001 had already abandoned its strategy of fostering free access as it gradually turned its attention to pay access, and in 2002, 2003 and 2004 focused on ADSL and broadband access.

      Our efforts in this direction have materialized as ADSL services have continued to be a major growth driver in Latin America and Spain. The Terra Group currently offers its customers high-speed broadband connections to the Internet together with related communications services and media content.

      Telefonica currently owns approximately 75.9% of Terra Networks and since our inception, our results have been fully consolidated by Telefonica. We are integrated in Telefonica's financial statements as their Internet business line. Our role within the Telefonica group is that of the business line focused on Internet access and services, such as portals, online publicity, e-commerce platforms and multimedia content. See "Item 4--Information on the Company--Organizational Structure--Our Relationship with the Telefonica Group--Telefonica Group Organization."

   Launching of Services

      A wide variety of products and services have been launched or extended throughout the different markets in which we operate, such as:

   Access

   Spain

      o Terra has followed the measure announced by Telefonica and has upgraded the connection speed for all ADSL connections in Spain in September. We doubled all of our customers' inbound circuit speeds (i.e. customers with 256kbps connections were upgraded to 512kbps, from 1Mb to 2Mb, etc.) while maintaining monthly service fees. We believe that measure will be key in enabling us to develop and market multimedia and media services, since all of our broadband customers' connections can now support multimedia and high-speed services, such as multicasting.

      o We have continued to launch new tariffs, for both ADSL and narrowband, targeted to alternative residential usage patterns in order to offer tailored solutions to each customer. The new narrowband Tarifa Plana Opcion and broadband Terra ADSL Ocio tariff plans were launched in April and November 2004, respectively. The latter tariff plan has allowed us to reduce the entry price into ADSL technology, moving from the (euro)29.90/month tariff that we charge for Terra ADSL Home (512kbps connection with unlimited access during evenings and weekends) to the (euro)21.90/month tariff that we charge for Terra ADSL Ocio (512kbps connection with access limited to specific time blocks chosen by the customer). Certain recent unfavorable resolutions of the Spanish Telecommunications Market Commission (Comision del Mercado de las Telecomunicaciones), which has treated us as an incumbent operator as a result of our relationship with Telefonica, S.A., have adversely affected our ability to compete with other ADSL providers by limiting our ability to offer price reductions and other promotions to potential customers. See "--4.B.10 Government Regulation--Spanish Regulation--Tariffs."

   Portal / Value-Added Services

   Spain

      o In 2003, Terra and Telefonica, S.A. jointly launched "Mundo ADSL," designed to encourage households to take advantage of ADSL access opportunities, offering a broad selection of services and content including: Unified messaging, Instant messaging, Videoconferencing, Music, Games and Education. We have continued to develop this product through 2004.

      o In December 2003, Terra signed an agreement with Network Associates Inc. (McAfee) to fulfill the increasing demand for Internet security services. This agreement established the basis for a commitment to launch a security channel in various Terra markets. The main goal was to consolidate the various security offerings by adopting a top-of-the-line, continuously updated, antivirus and firewall service and an enhanced parental control offering. The agreement with McAfee has been extensively developed in 2004. As a result, the concept "Secure ADSL" has become a key aspect of our ADSL offering in Spain. Our initial promotion was launched in February, anticipating other providers in the market. The increase of file exchanges and remote downloads over the Internet has generated computer security concerns among Internet users. Therefore, starting from December 2004, our top ADSL product "Terra ADSL Plus" includes bundled antivirus and antihacking programs supported by McAfee.

      o In July 2004, Terra and Google signed an agreement to boost the quality of the Terra search engine in all its portals in Spain and Latin America, providing Terra users with the most powerful search engine technology currently available. The agreement enables Terra and Google to enhance advertising revenues through sponsored links displayed on the search engine and contextually-targeted links displayed on the contents of Terra's portals. The agreement has recently been expanded to include Terra's U.S. portal targeting the U.S. Hispanic market.

      o We have been active in offering innovative media content into the market. In September 2004, we launched our exclusive premium soccer content pursuant to our partnership agreement with two of the most prestigious soccer clubs in the country (Real Madrid FC and FC Barcelona). In addition, in November we were the first operator to launch a premium music service, called Terra Musica Premium. These services have allowed us to take advantage of existing business (access and CSP) in Spain and to gain recognition in the market as an important media content distributor through the Internet.

      o In March 2005, Terra and Meetic launched a co-branded premium dating service in Spain.

   Latin America

      o In 2004, we continued our effort to develop Value-Added Services in Latin America, mainly in Brazil, based on security products (McAfee) and in-house developments such as antispam software. We launched a free-access community application called Fotolog (a blog that allows users to upload photos), based on the model "Open and Premium", with premium extensions to mobile applications. We also launched several packages of media premium services such as Disney (new version), UEFA Champions League, European Soccer Leagues and Dating.

      o The launching of products combining web and mobile phone applications was improved in 2004 and is one of our main goals in 2005. In certain markets, we now offer mobile telephony applications and products such as TV Terra (videos, pictures), WAP and improved products such as WAP navigation, SMS/MMS messaging and personalized product sales, such as ringtones, wallpapers and icons.

      o In the beginning of 2005 we launched "Email Gigante" in Brazil, a premium (paid) product which combines mail/antispam/antivirus products that offers one Gigabyte of storage to users. The Email Gigante is a premium (paid) product.

4.B.2    Access Services

Access Services Overview

      At December 31, 2004, we provided Internet access services to over 1.8 million pay customers in Spain and Latin America. We target residential and small office/home office, or SoHo, Internet users in Spain and Latin America. The SoHo market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses (generally with fewer than ten employees) and businesses conducted out of the home. Based on the number of subscribers in our target residential and SoHo markets, we believe we are currently one of the leading Internet access service providers, or ISPs, in Spain, Brazil, Chile, Peru and Central America. In 2004, we launched an ISP in Colombia. We introduced ADSL access to the internet in Spain and Brazil in 1999, in Chile in December 2000 and in Mexico in April 2003. In December 2004, Terra signed an agreement pursuant to which we sold our Mexican dial-up customer portfolio to Alestra on the basis of an 18-month revenue sharing arrangement based on the customer portfolio acquired by Alestra, and pursuant to which we will develop a co-branded portal through which we will offer e-mail and Value-Added Services to Alestra's entire access client base in Mexico.

      We have leveraged our ISP expertise by moving into new value-added services using the Internet protocol (IP). These value-added services can be bundled with our access product so as to differentiate our services offerings as stand-alone services to our customer base for an extra fee (see "Item 4--Information on the Company--Business Overview--Communication, Portal and Content Services"). In this case, the revenues are recorded as "communication, portal and content services." These value-added services include, among others, enhanced e-mail and unified messaging, real-time communications services (such as voice and fax over IP and videoconferencing), premium web publishing services (such as enhanced personal pages, virtual hard drives, and online photo albums), as well as video streaming.

      Although we were created by Telefonica to focus on customers in the residential and SoHo markets, we have some customers in Brazil, Mexico, Chile and Guatemala who are part of the corporate market.

Access Services Product Line

       We offer a broad range of Internet access products tailored to the needs of our customers and adapted to local market conditions. We continuously adapt our product line to market needs and competitive demands using data collected in our extensive market research efforts. Our access portfolio has grown significantly in 2004. In Spain, we launched new dial-up products (Tarifa Plana Opcion) and increased the available options within "Terra ADSL a tu medida" by adding a new product option in the 512kbps bandwidth (Terra ADSL Ocio) as well as high speed solutions for 1Mbps and 4Mbps. "Terra ADSL a tu medida" currently includes 32 different product options in terms of access timetable (including evening, 8 hours per month, unlimited, etc.), equipment provided (USB modem, router, etc.), IP allocation (dynamic or static) and speed (512kbps, 1Mb, 2Mb and 4Mb).

      Our broad range of tailored product options, together with a consistent strategy of market and client segmentation, has allowed us to maximize customer value by actively migrating clients to higher levels of services. Each access product consists of an Internet connection service, using telephone dial-up, ISDN, cable or ADSL services and a set of communications services such as e-mail, personal web page and virtual hard disk. Our usual product configurations include:

Standard    This product usually consists of one e-mail account and between two
Access      and 250 megabytes of disk space for a personal web page. In order to best satisfy customer needs and to adapt our standard access product to local market conditions, we offer different subscription methods for our standard access product, including, in most markets:

            o unlimited connection time for a fixed monthly subscription fee;

            o limited connection time (usually 5, 10 or 15 hours per month) for a fixed monthly subscription fee combined with a per-minute fee for time spent in excess of the limited connection time; or

            o unlimited connection time for connections during certain hours of the day (typically from 6:00 p.m. to 8:00 a.m.) for a reduced monthly subscription fee.

            We also offer pre-paid access in certain markets whereby customers pay in advance for a fixed number of minutes at a reduced rate.

Free        With this product, the customer pays no subscription fee, and is
Access      only charged by the telephone company for use of the phone line, plus fees for any value-added services the customer uses. We may receive traffic-inducement or traffic-related fees from the telephone company. The standard free access product usually includes one e-mail account and five megabytes of disk space for a typical personal home page. We currently offer free Internet access in Spain and Chile.

            In 2004, Terra Brazil has adopted a new strategy to retain its dial-up clients. To maintain traffic revenues and decrease cancellation levels, Terra has offered six months of free access to heavy users that ask for a cancellation.

Flat Fee    The flat fee dial-up connection plan is gaining market popularity.
Dial-up     Under this plan, customers pay a single fee (to the ISP) for the
Services    Internet connection and are not charged telephone usage fees for dialing in. Launched in 2003, this product continued to grow in 2004 following the launch of Tarifa Plana Opcion in April.

            Typically, this services include:

            o     Internet access: 56kbps (PSTN) or 64kbps (ISDN)

            o Limited or unlimited access rights at no additional fee: day, night or 24-hour flat fee

            o     One email account

            o Additional services, such as a webpage, photo album or virus protection


Pro-        We target SoHo customers with advanced features such as multiple
fessional   e-mail accounts with large disk space capacity, multi-user access
and         and higher file transfer speed. We also offer services to assist
Family      SoHo customers in creating their own e-commerce sites. The pricing
Access      for this product includes both subscription fees and value-added service fees. In some countries, we provide a special family access product. This product targets the family segment by offering specific features not included in other products such as a filtering service that blocks access to certain URL addresses. In addition, we plan to enable users of the family product to access some of our value-added sites without payment of an additional fee.

ADSL        In October 1999, we launched ADSL broadband Internet access in
Access      Spain. We also began to offer ADSL in Brazil in November 1999 on a limited basis and are currently offering it throughout Brazil wherever the local telephone company has the appropriate infrastructure available. We introduced this service in Chile in December 2000 and in Mexico in November 2003. Our ADSL products consist of Internet access with speeds of 128 Kbps, 256 Kbps, 512
            Kbps and 2 Mbps and a series of value-added services such as virtual private networks (not available in Spain) and network storage. We plan to expand our broadband content offerings. In September 2004, we upgraded our customer ADSL connections (from 256Kpbs to 512Kpbs, from 1Mbps to 2Mbps, etc.) while monthly service fees remained unchanged.

Access Services Revenue Model

   Access Services Revenues

      Access services revenues represented 44% of our total consolidated revenues for 2004 and 40% for 2003, an increase resulting from an increase of 9% in the number of our paid (ADSL and dial-up) access subscribers.

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

      Spain

      The following charts provide certain information with respect to our Internet access model in Spain.

                                                           SPAIN INTERNET ACCESS MODEL

                          Dial-up/Free                 Dial-up/Pay            Dial-up/Flat rate                  ADSL
                   --------------------------- --------------------------- ------------------------     -----------------------
     General        User pays Telefonica de      User pays Telefonica de      User pays a fixed rate    User pays a monthly
                    Espana for each telephone    Espana for each telephone    for unlimited telephone   subscription fee, a fixed
                    call at the local rate, and  call at the local rate,      calls during specified    rate for unlimited
                    connects through Terra ISP   and connects through Terra   periods (24 hours a day,  traffic during specified
                    facilities without any       ISP facilities paying a      evening or night periods, periods (24 hours, 8
                    charge. Terra receives       monthly subscription fee.    etc.) to connect to the   hours a day, evening
                    traffic-inducement fees      This subscription gives a    Internet through Terra    period, etc.), variable
                    from Telefonica de Espana    user a larger mail           ISP facilities, and       charges for traffic
                    based on scheduled rates.    capacity and the right to    variable charges for      consumed outside of the
                                                 allocate personal            traffic consumed out of   subscribed periods, a
                                                 webpages. Terra receives     the subscribed periods.   one-time installation
                                                 traffic-inducement fees                                charge and the cost of a
                                                 from Telefonica de Espana                              modem (only applicable
                                                 based on scheduled rates.                              for ADSL at speeds of
                                                                                                        1Mbps and above) and
                                                                                                        additional fees for
                                                                                                        value-added services.

  Recipient of      Telefonica de Espana.        Telephone charges:           Terra Networks.           Terra Networks.
     amount                                      Telefonica de Espana.
     paid by user
                                                 Subscription fees and
                                                 value-added services:
                                                 Terra Networks.

 Access revenues    Traffic-inducement fees      Traffic-inducement fees      Terra Networks Flat Rate  Installation charges
   recorded by      from Telefonica de Espana    from Telefonica de Espana    Plans: Variable amounts   and variable amounts of
   Terra Networks   based on scheduled rates.    based on scheduled rates     of subscription fees and  subscription fees and
                                                 and variable                 charges for               charges

                                                           SPAIN INTERNET ACCESS MODEL

                          Dial-up/Free                 Dial-up/Pay            Dial-up/Flat rate                  ADSL
                   --------------------------- --------------------------- ------------------------     -----------------------
                                                 amounts of subscription       any value-added          for any value-added
                                                 fees and charges for any      services,depending       services, depending on
                                                 value-added services,         on plans subscribed for  plans subscribed for and
                                                 depending on plans            and value-added services value-added services
                                                 subscribed for and            purchased by customer.   purchased by customers and,
                                                 value-added services                                   as from January 1, 2004,
                                                 purchased by customers.                                revenues generated by the
                                                 The fees for value-added                               sale of modems. Fees
                                                 services are recorded as                               for value-added services
                                                 "Communication, Portal                                 are recorded as
                                                 and Content Services."                                 "Communication, Portal
                                                                                                        and Content Services."


       Terra's range of products allows us to tailor products to suit different market segment and needs. Our diverse product portfolio also allows us to migrate customers to higher value products on a regular basis. Our marketing data suggests that customer Internet usage patterns provide a good indication of customers' potential interests in acquiring Value-Added Services.

Brazil

      The following charts provide certain information with respect to our pay Internet access model in Brazil.

                        BRAZIL PAY INTERNET ACCESS MODEL

               Metered rate-Dial upaccess            ADSL                       CABLE                       SATELLITE
               --------------------------  ------------------------- ----------------------------  ---------------------------
General        User pays for each           User pays a monthly       User pays a monthly           User pays a monthly
               telephone call at the        subscription              subscription                  subscription fee (plus any
               local rate based on          fee for ADSL line and     fee for cable and             additional fees for
               connection time to           value-added services, a   value-added services, a       value-added services) and
               connect to our pay           one-time installation     one-time installation         a one-time installation
               Internet access service      charge (if applicable)    charge (if applicable) and    charge.
               and a monthly subscription   and the cost of a modem.  the cost of a modem
               fee (plus any additional                               or its rent.
               fees for value-added
               services). Terra
               Brazil receives
               traffic-inducement fees
               from the three main
               telecommunications
               companies (Telesp, Telemar
               and Brazil Telecom) based
               on the contracts signed
               with them.

Amount paid    Variable charge for          Installation charge       Installation charge (if       Installation charge,
  by user      telephone calls based on     (if applicable),          applicable), cost of modem    applicable subscription
               the number of calls and      cost of modem or its      or its rent, applicable       fee and applicable
               connection time, plus        rent, applicable          subscription fee and          charges for value-added
               applicable subscription      subscription fee and      applicable charges for        services (if any).
               fee and applicable charges   applicable charges for    value-added services
               for value-added services     value-added services      (if any).
               (if any).                    (if any).

Recipient of   Telephone charges:           Subscription fee for      Subscription fee for          Installation charge:
  amount paid  Telecommunications           ADSL, modem rent and      cable, modem rent and         Starone.
  by user      operators--Telesp,           installation charges:     installation charges:
               Telemar, Brazil              Telecommunications        Cable Operators-Net           Subscription fee and
               Telecom, Vesper and GVT.     operators--Telesp,        Servicos, Way Brazil          value-added services:
                                            Telemar, Brazil Telecom   and TV Cidade.                Terra Networks.
               Subscription fees and        and GVT.
               value-added services:                                  Subscription fee and
               Terra Networks.                                        value-added services:
                                            Subscription fee and      Terra Networks.
                                            value-added services:
                                            Terra Networks.

    Access     Variable amounts of          Variable amounts of       Variable amounts of           Variable amounts of
   revenues    subscription fees for        access subscription fees  access subscription fees      subscription fees,
 recorded by   value-added services,        for value-added services, for value-added services,     depending on plans
Terra Networks depending on plans           depending on plans        depending on plans            subscribed for and
               subscribed for and           subscribed for and        subscribed for and            value-added services
               value-added services         value-added services      value-added services          purchased by customers.
               purchased by customers,      purchased by customers.   purchased by customers.
               and traffic-inducement
               fees from Telesp, Telemar
               and Brazil Telecom based
               on contracts signed with
               them.

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

      To connect to the Internet, and in addition to the services we provide, our users need those provided by a local telecommunications operator. Telefonica group companies operate fixed-line local telecommunications services in Spain, Brazil, the U.S., Peru and Chile, but customers can connect to our ISPs using the services of any local telecommunications operator (subject to local regulations and technical limitations).

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

      In Spain, Peru and Chile, we lease our data network, including Ports and Internet connectivity links, from members of the Telefonica group. In
Guatemala, Mexico and Brazil we own and lease Ports from local telecommunications partners and members of the Telefonica group. In Brazil, we lease Internet connectivity lines from local operators and the Telefonica group. In Mexico, we lease internet connectivity from the Telefonica group. With our extensive network in each country, most of our customers can use our services to connect to the Internet by paying a local phone rate.

      We own or lease the servers and other devices that route user traffic to the point where we want it delivered. Our equipment is housed in data centers in major cities in the countries in which we operate. These data centers are owned and operated either by us or by technology partners.

      At the end of 2004, we asked Mercer Management Consulting S.L.U. (a consulting company specialized in the analysis of costs of operations) to help us optimize our operations structure. After their analysis, and due to their conclusions, we think our operations are well sized and operated, with some possible minor improvements we are already working on.

      We believe the telecommunications infrastructure in the countries where we currently operate is sufficient to accommodate our business and our anticipated growth.

      We monitor our network, services and applications on a permanent, 24/7, basis. We have operation centers in Brazil and Miami that are specifically designed to supervise the data networks, servers and systems that are related to our Internet access services. Through 2004, and as part of the Mercer analysis, we made efforts to outsource our data center infrastructure to the Telefonica Group, seeking cost benefits and quality improvements. As a result, we are still working on the centralization of our portal services, trying to maximize the synergies between all the countries in which we are present. We expect to continue our outsourcing and centralization strategy through 2005. Centralization is an important step in our disaster recovery strategy, and during 2005 we expect to advance significantly in this regard. We rely on strict adherence to regulations and on the operators of our data centers to ensure the physical integrity of our equipment against fire, flood and, where appropriate, earthquakes. All our main data centers are equipped with backup electrical service provided by their own on-site generators. In addition, they are equipped with access control systems, to ensure security.

Customer Support

      We have customer interactive support centers (contact centers) available in seven of our geographic markets: Spain, Brazil, Mexico, Chile, Peru, Colombia and Central America. Our customer support is available 24 hours a day, 7 days a week in all of these markets, except for in Central America, which operates only during business hours. We consider these centers to be the most important customer relationship communication channel.

      Our customers and potential subscribers can contact us by phone (at toll free and/or local numbers), e-mail and/or through our website (auto-support or chat). Call center customer management includes sales of access and communications services and technical support for paid customers, e-commerce sales, back office, customer care and bad debt recovery and collection activities.

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

      Most of our customer support services are outsourced to international specialized call center suppliers, such as Atento, TeleTech and Sitel under a "win-to-win" commercial model based on business metrics such as the SCR (sales conversion rate), CRR (cancellation reversion rate) and FCR (first call resolution). They work with integrated systems and databases to provide a customized service and are responsible for infrastructure and platform maintenance, as well as for human resources management, including the occasional risk of labor demands.

Access Services Competition

      The principal markets in which we currently offer Internet access services are Spain, Brazil, Mexico and Chile. We believe that our ability to compete successfully in the Internet access market in these countries depends on a number of factors including:

     o    developing new access means such as broadband and wireless;

     o developing new and enhanced communications services to be bundled so as to differentiate our offering and reduce churn rates;

     o reducing acquisition costs through our portals and expanding our customer knowledge;

     o our ability to use the Telefonica group as an infrastructure partner to guarantee the quality of our services;

     o    the integration of Internet access and portal offerings; and

     o    developing our brand name.

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

Country               Access Provider
-------------------   -------------------------------------------------
Spain                 Telefonica de Espana, Ya.com (Deutsche Telekom),
                      Wanadoo (Uni2), Jazztel
                      Universo Online, Brazil Telecom, IG, AOLA,
Brazil                iTelefonica, Globo.com
Chile                 Entel
Mexico                Prodigy (Telmex), Alestra, AOL, Avantel

4.B.3    Advertising and E-commerce Services

Portal Services Overview

      We currently operate portals and our network of separately-branded websites in 27 countries throughout Europe, Latin America and North America.

      We have built our portal and network services through strategic acquisitions in Spain, Brazil, Mexico, Argentina, Venezuela, Colombia and the United States, and have created our own portals in the other markets we serve. The table below shows the dates on which we acquired or launched our principal portals and network of sites.

Portal/Network of Sites          Date Acquired or Launched
----------------------------     -----------------------------

Terra Spain                      April 1999

Terra Brazil                     June 1999

Terra Chile                      October 1999

Terra Mexico                     October 1999

Terra Peru                       October 1999

Terra Argentina                  September 1999

Terra United States(1)           January 2000

Terra Central America(2)         March 2000

Terra Venezuela                  April 2000

Terra Uruguay                    June 2000

Terra Colombia                   July 2000

Terra Caribbean(3)               May 2001

---------------------------
(1)  Includes portal in Puerto Rico launched in September 2002.
(2) Includes portals in Guatemala, launched at the projected March 2000 date, and in El Salvador, Panama, Costa Rica, Nicaragua and Honduras, launched thereafter.
(3)  Includes portal in the Dominican Republic only.

      Our multi-local/global model allows us to create an Internet "home" for our users and transforms our portals into the destination for many of our users. We believe that our multi-local/global model is instrumental in differentiating our portals from competitors. We complement our portals with our network of separately-branded websites.

Portal Services

      We design each of our portals as a one-stop gateway where both content and advertising reflect the specific country's culture, languages and tastes. Our portals offer a broad range of functionality, which we believe is instrumental in enabling users to build online communities organized around topics or areas of interest. Being part of an online community encourages a user to contribute actively to the dialogue and content within the community, and therefore enriches the user's online experience. We believe that fostering online communities will encourage users to spend more time in our portals and to return to our portals repeatedly. This in turn will make our portals attractive to Internet advertisers. Our portal content areas are divided into the following categories.

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

News & General        Breaking news.
 Information

Technology            IT information.

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

Women's Interest      News related to family issues, health and fashion,
                      including a wide range of links to fashion websites.

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


Agencia EFE                         News

AP                                  News

BMG                                 Music

Buena Vista (Disney Blast)          Entertainment

Business Week                       Financial news

CNN                                 Multimedia news feed to Terra Brazil

Copesa                              News and lifestyle

GECA Sports                         Sports news, online coverage of European
                                    soccer leagues

Grupo Correo (Vocento)              News & other

Grupo Reforma                       Financial news and information from Mexico

Healtheon/WebMD and Medicus Media   Health-related information

Istoe                               News and financial news

Motor Press                         Motor

MTV                                 Multimedia content

Reuters News and financial news (for our Spanish and Latin American portals)

Sony Music                          Music

Standard & Poors                    Financial information

TVN                                 News and lifestyle

Universal Music                     Music

Warner Music                        Music

Weather Channel                     Weather

E-commerce Overview

      Our e-commerce activities include:

      o promotional activities whereby we offer merchants the opportunity to promote their products and services on our network;

      o online marketplaces through which our merchant partners are able to sell their goods and services;

      o online retail stores through which we sell a variety of consumer goods in Mexico, Brazil and Spain; and

      o     e-commerce solutions for businesses and consumers.

      Our network represents an attractive e-commerce platform due to the high traffic generated. We provide opportunities for our users to purchase products and services throughout our network both by integrating commerce opportunities into contextually relevant placements on our portals and network of sites and through our online marketplaces, Terra Compras/Terra Shopping and in some Latin American countries through our online retail store, Decompras.com. We also develop e-commerce solutions for businesses to sell their products on the Internet.

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

      We believe that integrating e-commerce opportunities into our network search and navigation services provides an easy and useful shopping experience for our users. Specifically, we integrate the opportunity to purchase related products and services into the results of commerce-related searches performed by our users. In addition, we provide certain merchant partners with prominent positioning for their product or service offerings in appropriate sites within our network. In return, we generally receive a fixed fee and a share of the related e-commerce revenue, depending on our agreement with the merchant. Terra Brazil also uses the e-commerce channel to leverage Terra's broadband sales to sell modems.

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

       We have also entered into agreements with offline market leaders in order to create innovative and exclusive online media products. For example, our agreements with the Spanish soccer clubs Real Madrid CF and FC Barcelona have allowed us to exclusively develop and operate their premium online sites on the Internet and use the clubs' sales channels and member database to promote Terra's commercial initiatives. Additionally, we began the process of rolling out this content in markets outside of Spain during the last half of 2004. Terra Musica Premium, the first online music service launched by a Spanish company, was launched in November following our agreements with BMG and Universal, among others, granting us rights to their music catalogues.

      We believe that our network strategy enables us to appeal to a large and increasingly diverse Internet audience. As a result, our network provides an attractive medium for advertisers seeking to reach a broad or targeted audience as well as for online merchants.

      We offer a comprehensive suite of online products and services. Our principal offerings are described below.

      Advanced media contents. We offer our users exclusive online content:

      o Real Madrid and FC Barcelona premium sites: that offer exclusive contents and special services (as a premium email account) to product subscribers.

      o Terra Musica Premium: A Wide online catalogue (more than 400,000 titles) offered in a download and broadcast model.

      Security Services. We offer our users services that increase the security of their online experience, including:

      o Antivirus and Firewall--We offer PC-based software purchased by monthly subscriptions. We provide these services through a partnership with McAfee. This offer is currently available in Spain with immediate rollout expected in Latin America.

      o Parental Control--We offer an online filtering tool focused on preventing young users from accessing adult, violent, racist or other inappropriate content. This pay service is billed as monthly subscriptions and is provided through a partnership with Optenet. The service is available only in Spain.

      Premier Navigation Functionality. We offer our users the ability to quickly and easily find and access text, audio, video and other rich media content on the web. Our primary navigation products include:

      o Search--We offer two general search services--Web search services, including search functionality for the entire web, for web pages in Spanish, for websites in Spain and for images on the web. These search services are provided by Google pursuant to a partnership with which includes contextual link advertising services, also known as "Adwords". Since many users enter the Internet through search services, Google generates a significant portion of our network traffic. In certain countries, we also offer our users an "in-house" solution, allowing users to search contents and services within the Terra portals. We also have relationships with Te Respondo and Nightsurf.

      o Directories--We offer a version of AOL's Open Directory, which is a collection of websites organized by volunteer editors who have significant interest and expertise in the topics to which they contribute. The Open Directory compiles highly relevant links in an easy to navigate database for our non-Latin American markets.

      o Reference Services--We offer a complete suite of reference services in Latin American countries, such as Terra Mapas, yellow pages and city guides. In Spain we are particularly strong in the maps and geolocating business through our ownership of Maptel (one of our wholly-owned subsidiaries), a leading Spanish provider of location-based services. This service, known as Callejero, includes thousands of maps of Spanish regions and generates driving directions at users' requests.

      o Messages Content--The offering of content and services to cellular phone users is one of our key target business areas in 2005. We offer users the opportunity to send messages from the Internet to cellular phones as well as a wide range of SMS/MMS products connecting web and mobile applications in most Latin American countries. The messages include content such as news, scores, quotations, horoscopes, etc.

      o Mobile Multimedia--We offer mobile multimedia products using the brand TV Terra (Brazil), including videos on news, sports, celebrities and highlights of the main soccer European leagues games.

      o Alerts--We offer our users pay-per-service content alerts which they can receive on their cellular phones, e-mail and Terra Messenger.

      Broadband Based Products. In order to maintain a broad premium service offering, we have consolidated our broadband based services. We believe that our services must cover some of our users' needs, so they will pay reasonable subscription fees to use them. Our primary broadband-based products are:

      o Children--Under an agreement reached with Disney, we offer Conecta Disney, which is a secure and educational environment for kids and parents with four main activities: See, Play, Listen and Learn. We are currently offering Conecta Disney to more than 20,000 subscribers in Spain, Brazil, Mexico, Chile and Peru.

      o Sports--we launched two premium soccer packages in Brazil: European soccer leagues, with multimedia content for both the web and cellular phones and the UEFA Champions League package, to web users.

      o Entertainment--We offer our users audio and video demand contents, such as cinema, music, TV shows and news. They can choose between a subscription or pay-per-use.

      Online Community Products. We provide a number of services that allow our users to create and actively manage communities on topics that interest them. We believe that users who become involved with online community products and services are more likely to return to those sites in the future. Consequently, we seek to develop an active and loyal user base by building significant community features into our network through the following online products:

      o Personal Publishing-- Our main personal publishing product is Fotolog (a blog which allows users to upload both text and photos onto a personal web space), which is available in Latin American countries (Brazil, Chile, Mexico and Argentina) and to the U.S. Hispanic market. The product generates revenue from advertising and premium packages (web and cellular phone). In the cellular phone version, Fotolog receives a picture from a cellular phone and publishes it automatically to the user's page.

       In Brazil, we still offer Personal Pages, but only for ISP subscribers.

      o Photo Album and Virtual Disk--In Brazil, Chile and Spain, we offer services that help users save information online for easy retrieval and provide advanced sharing capabilities. These services are designed for digital images and general files, depending on the users' needs. The Photo Album promotes community building, as many albums are open to the general public.

      o Dating--We offer services to match people seeking friendship with others who share similar interests. This service is in high demand in Brazil (Almas Gemeas), Chile/Argentina (Almas Gemelas) and Mexico (Lima Limon). In Spain we have a commercial deal with Meetic, the leading Dating service in Europe.

      o E-mail/Instant Messaging--Through our standard mail product, we offer users a free, personalized web-based e-mail account which can be accessed from any computer with an Internet connection. Since Terra Mail users do not need to change their e-mail addresses when they move or change Internet service providers, the same e-mail address can be used indefinitely. Additionally, we currently offer premium e-mail services in our main Latin

            American markets that users can purchase for a monthly fee. These special e-mail services include, among others, anti-spam and anti-virus capabilities, additional storage space and personalized domain names. In Brazil, we offer Email Gigante as a premium package, including an email account with a 1 Gigabyte of storage, email antivirus and antispam.

      o Chat and Bulletin Boards--We offer users the opportunity to participate in online chat sessions, in which users can interact in real time with multiple users from all over the world. Terra Chat regularly features hosted chats with celebrities and experts on topics of interest to our users. Bulletin Board allows users to post messages to existing message threads or create a new thread by posting a message on a topic or topics of the user's choice. During 2004 and in the first months of 2005 we completed the migration of all Chat and Bulletin Board services in Latin America to a single platform.

      These Value-Added Services and products can be bundled with our access product to differentiate our offerings (see "Item 4--Information on the Company--Business Overview--Access Services"), the subscription revenues are recorded as "access" or "offered" as stand alone (see "Item 4--Information on the Company--Business Overview--Communication, Portal and Content Services") and the associated revenues are considered communication, portal and content services.

      Additionally, in 2004 Terra has actively promoted new products together with ADSL products. The goal has been to communicate innovative multimedia contents by using Terra's existing position and to offer customers additional reasons for migrating to ADSL technology. During 2004, we launched the following promotions in Spain: "Secure ADSL" - February: Bundle of ADSL connection and security products (antivirus and firewall); "ADSL for Kids" -
May: Bundle of ADSL connection with services specially targeted to secure access for kids, including Disney media contents and parental control; and "ADSL and Soccer" - September: Bundle of ADSL connection with the new soccer media contents.

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

      Advertising and e-commerce revenues accounted for 22% of total operating revenues in 2004, with the Framework Strategic Alliance Agreement entered into with Telefonica, S.A. accounting for 10% of our advertising and e-commerce revenues.

      We derive advertising revenues principally from:

      o advertising arrangements, under which we earn revenues mainly based on a cost-per-thousand-impressions basis, a guaranteed number of impressions or the number of days an advertisement is displayed;

      o contracts targeted to a particular audience or particular users, either in connection with one of our topical WebGuides or in connection with specified word searches (e.g., when "automobile" is searched, an automotive or car manufacturer advertisement appears); and

      o sponsorship arrangements, under which we earn revenues based on the number of impressions delivered or days the sponsorship is displayed, and/or exclusivity fees for displaying advertisements only from our sponsor in the particular product category. We may in addition earn revenues for helping the sponsor design and customize the sponsoring activity for our users.

      We provide advertisers with a variety of different advertising options, including more than 40 different advertising formats, such as:

      o    traditional banner advertising;

      o    banner advertising with enhancements, such as audio and video;

      o    pop-up windows;

      o    contextual link advertising;

      o    integrated advertising;

      o    text links;

      o    keywords; and

      o    demographic targeting.

      We have extended our portfolio of services to clients to cover their non-advertising needs. Among the new products we have included in our portfolio of services are:

      o    direct marketing;

      o    public relations and communications;

      o    online product distribution and Access Service Provider (ASP); and

      o marketing services such as online surveys and opinion polls, among others.

      In January 2002, we entered into a five-year agreement with DoubleClick to use its ad serving tools, which enables us to serve advertising on our network. This agreement supersedes prior agreements entered into with DoubleClick by Terra Networks. In addition to this agreement, we also entered into a two-year agreement with DoubleClick for e-mail advertising services. In August 2004, we extended our agreements with DoubleClick until October 2008.

      Although we attract advertisers by offering a variety of competitive products, we work to retain them with excellent service. In order to provide the best possible service to our advertising clients, we provide advertisers with detailed and timely information on their target markets and the effectiveness of their campaigns, and with recommendations on how to improve their campaigns. To facilitate these services, we provide advertisers with online reports showing impressions (an impression is a one-on-one view of an advertisement by the end user) and the number of times users "click through" an advertisement to visit the advertiser's site.

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

      E-commerce revenues include the amount invoiced for online travel sales (mainly airfares, and hotel, and cruise bookings). OneTravel.com, Inc., which is an online travel agency, bills the end customer for the total amount of the fare, including taxes, assumes the risk of credit or default on the part of the end customer, and has a minimum purchase commitment to its main supplier or is authorized to establish the definitive price to be paid by the end customer. In 2004, approximately 22% of our advertising and e-commerce revenues related to online travel sales through OneTravel.com, Inc. On February 11, 2005, we agreed to sell our stake in OneTravel.com, Inc. (54.15% of the share capital) to the United States operator RCG Companies.

      We derive e-commerce revenues principally from:

      Online Shopping (B2C)

      We generate electronic commerce revenues from "slotting fees" paid for selective positioning and promotion within our suite of products as well as royalties from the sale of goods and services from our websites. We have entered into agreements with select retailers in each of our markets in order to offer our users a wide selection of goods and services. We seek to promote online shopping through advertising and marketing activities throughout our portals and network of sites as well as through offline advertising and marketing efforts.

      Terra Compras/Terra Shopping

      In December 1999, Terra Compras/Terra Shopping was launched in Spain and some countries in Latin America. Terra Compras/Terra Shopping is an online marketplace offering thousands of products and services from a wide variety of brand name retailers, small specialty stores, banks, and global/local partners including Telefonica Moviles and Banco Bilbao Vizcaya Argentaria (with whom we have a strategic alliance to facilitate credit card payments for e-commerce purchases made through our Spanish portal).

      Online Retail Store

      In October 2001, we acquired certain assets of Decompras.com (including its trademark), a leading e-commerce site in Mexico and in some countries of Latin America, from El Sitio, a member of the Claxson Interactive Group. In 2000, Decompras.com had sales of approximately $7 million, offering a wide range of consumer goods for individual and corporate customers. Unlike our e-commerce platforms, Decompras.com is involved in the entire retail sales chain, directly purchasing products from vendors and holding them for sale to its customers. See "Item 3--Key Information--Risk Factors--Risks Related to E-commerce." This acquisition forms part of our strategy to create one of the largest e-commerce markets in Mexico and Latin America through acquisitions and strategic alliances with retailers and leading Internet companies.

Portal Infrastructure and Customer Support

      We support our portal and network services with our proprietary servers. Our scalable network architecture is redundant and fully distributed, which enables several servers to support one service. In this way, we help to ensure that our customers' page views will not be interrupted upon server failure. We employ high levels of security, including hardened servers and firewalls to protect against intrusion.

      Our network architecture is structured with sets of front-end web servers and back-end data and content servers that handle high user traffic and large volumes of information. Our front-end servers employ load balancing systems to manage users' requests, enabling our systems to respond to user requests in less than one second. Back-end servers are grouped in high availability configuration clusters and provide critical support for information intensive applications, content databases and storage.

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

Portal and Content Competition

      We expect that the success of Internet companies in the long term will depend on:

      o the ability to create compelling and high quality products, and to integrate these in a way that attracts users and enhances their loyalty;

      o the ability to define and design value-added products that add value to users, and that are recognized as such in a way that makes them considered as "worth paying for;"

      o the effectiveness of strategic alliances in the online and offline markets, with results in the above-mentioned lines;

      o awareness of the latest technological developments as well as the adequate implementation thereof; and

      o     access to financial resources to expand further.

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

      We believe that our ability to compete successfully in portal and network services depends on several factors, including:

      o our ability to capture and manage critical mass to provide our corporate customers (i.e., advertisers) with sufficient and relevant coverage of their target audience;

      o our ability to anticipate the online marketing needs of our corporate customers and to develop tools to provide them with customized products;

      o providing our users with high quality products, including local (and frequently updated) content and attractive services, integrated in a way that creates a sense of community;

      o adequately mixing the provisioning of free and paid contents and services, using the former as an attraction point to the latter; and

      o     further positioning our brands as leading Internet brands worldwide.

      We compete directly with a variety of interactive service providers, including web-based portals, search engines, web directories and individual websites providing content, commerce, community and similar features. Our principal competitors in our main markets include:


Country                                         Portal
-------------------------------- -----------------------------------------------

Spain Google.com, MSN Espana, Ya.com (Deutsche Telekom), Yahoo! Espana, Wanadoo (Uni 2)

United States Hispanic market   Univision.com, AOL Latino, MSN Latino, Yahoo!
                                en Espanol

                                Universo Online (UOL), America Online (AOL),
                                Globo.com, MSN, ISP free IG, Ibest, Cade (Yahoo)

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

E-commerce Competition

      We believe that our ability to compete successfully in the business-to-consumer, consumer-to-consumer and business-to-business (recorded as corporate services) e-commerce markets depends on several factors, including:

      o     customer confidence relating to the security of web-based purchases;

      o     marketing efforts aimed at the development of a trusted brand name;

      o our ability to capture e-commerce revenues from our Internet access services and portal and network services users through:

            -     promotions;

            -     loyalty programs; and

            -     best commercial practices;

      o     quality and variety of our product offerings;

      o     our ability to offer competitive prices to our users; and

      o end-to-end services, from providing vendors with e-commerce infrastructure to providing them with traffic through presence in our shopping channels or in our product search engine.

      We face competition from a wide variety of current and potential competitors, including:

      o "brick and mortar" shops, catalog retailers, distributors and manufacturers selling the products that we or our network of retailers sell, some of whom currently sell, or may in the future sell, products or services online;

      o     online vendors;

      o web portals and web search engines involved in online commerce, either directly or in collaboration with retailers; and

      o companies providing e-commerce services, including website developers.

Portal and Network Services: Limitation of Access to Certain Content

      We actively take steps to limit access on our portals and through our network to websites offering certain types of content, such as child pornography. We use a variety of devices and means to protect children from accessing and persons from disseminating inappropriate or offensive content through our portals and network of sites, including, among others:

      o     user identification requirements;

      o     content filters;

      o     restricted channels; and

      o     notices and content warnings.

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

4.B.4    Communication, Portal and Content Services

      This line of business contributed revenues of (euro)122 million in 2004, 23% of total operating revenues which represented growth of approximately 3% with respect to 2003. These revenues include services provided to residential customers at home, professionals and SMEs, either directly or through corporations, such as Bancomer in Mexico and, primarily, the Telefonica Group, through the strategic alliance, from which 57% of 2004 total operating revenues in this line were obtained.

      Subscriptions for value-added services provided directly by us totaled approximately 1.2 million as of December 31, 2004. Additionally, we serviced approximately 3.2 million Telefonica access subscribers pursuant to our Strategic Alliance Framework Agreement with Telefonica.

      This business line is being strengthened by the launch of new products and services in the Communication, Content, Marketing and Tools areas, and by the improvements being made to the existing areas.

4.B.5    SMEs, Corporate Services and Other Revenues

      We derive SME, corporate services and other revenues principally form services rendered to companies such as connection services, development of applications, web developing, hosting, consulting and advisory services, e-learning, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues account for 11% of our total operating revenues. In 2004, 33% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A., through the provision of e-learning services and several Internet and technology consulting projects.

4.B.6    Terra Business

      As part of our strategy, we are developing new businesses that are complementary to our core traditional Internet activities. We believe that this will enable us to extract more value from every part of the Internet value chain, while supporting our core business efforts, rather than being solely a marketing solutions platform. Our goal is to continue to enter into strategic alliances and joint ventures with global and local leaders in selected product categories. During 2004, we have re-oriented our strategy, focusing on our core business and looking for new strategic opportunities. We have entered into the following strategic alliances and joint ventures:

Banking--Uno-e (BBVA)

      In February 2000, Telefonica and Banco Bilbao Vizcaya Argentaria, S.A. entered into a strategic alliance agreement, which provided that the online bank, Uno-e, would be 49%-owned by Terra Networks and 51%-owned by Banco Bilbao Vizcaya Argentaria, S.A. Pursuant to these agreements and following receipt of the necessary government approvals, we acquired a 49% stake in Uno-e Bank from Banco Bilbao Vizcaya Argentaria, S.A. in August 2001 for (euro)160 million. In February 2002, we subscribed for new shares amounting to (euro)29.4 million in a capital increase.

      On May 15, 2002, Terra Networks, S.A. and BBVA (BBVA) signed a protocol of intent to integrate the consumer finance line of business of Finanzia Banco de Credito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the relevant internal and administrative authorizations. Following the integration process, the holdings of Terra Networks, S.A. and the BBVA Group in Uno-e Bank, S.A. would stand at 33% and 67%, respectively.

      On the same date (May 15, 2002), BBVA and Terra Networks, S.A. signed a liquidity agreement which established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank S.A. shares owned by Terra Networks, S.A., which would be modified if a definitive agreement were to be reached on the integration of the consumer finance business lines of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A. According to the modified terms, BBVA would lose its right to purchase and Terra Networks, S.A. would maintain its right to sell but only at the market value determined by an investment bank.

      On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A. ("Agreement for the Integration"), in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction.

      On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that would replace that dated May 15, 2002, once the aforementioned integration had taken place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at its market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the price to earnings ratio (PER) of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

      Also, the exercise price of the aforementioned option may not be lower than (euro)148.5 million if Uno-e Bank, S.A. does not achieve the ordinary revenue and pre-tax income targets set for 2005 and 2006 in the aforementioned liquidity agreement.

      Furthermore, on January 10, 2003, Terra Networks, S.A. and BBVA signed an advertising agreement by which BBVA has agreed to buy advertising space from Terra Networks, S.A. for (euro)6 million annually during the next five years.

      In compliance with the terms of the aforementioned Agreement for the Integration of January 10, 2003, and after obtaining the necessary authorizations, on April 23, 2003, BBVA and Terra Networks, S.A., at the Special Stockholders' Meeting of Uno-e Bank, S.A., unanimously approved a capital increase of Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Credito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders' Meeting held on the same date approved the contribution and the subscription in full of the capital increase. This capital increase was recorded in a public deed dated June 19, 2003 and registered in the Mercantile Register on July 16, 2003.

      This capital increase entailed the integration of the consumer finance business line of Finanzia Banco de Credito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-e Bank, S.A. stood at 67% and 33%, respectively.

Banking-Inversis Networks

      Inversis Networks, S.A. was incorporated on January 28, 2000 and obtained a banking license on November 13, 2001. During 2004, Terra invested an additional (euro)1.5 million in Inversis. As of December 31, 2004, we had provided total funding of (euro)11.7 million, and owned 10.2% of Inversis' share capital. In January 2005, Terra invested an additional (euro)1.1 million in Inversis.

Travel--Rumbo/OneTravel (Amadeus), Terra Business Travel

      In July 1999, we agreed to create a 50/50 joint venture with Amadeus Global Travel Distribution, S.A., a global leader in the travel industry that operates travel reservation and distribution systems. The purpose of the joint venture is to develop a website for travel and tourism related services targeted at the Spanish and Portuguese speaking market. In September 2000, we launched Rumbo in Spain through this joint venture. In 2001, we launched Rumbo in Argentina, Brazil and Mexico, and in 2002, we launched the website in Chile, Colombia, Venezuela and Uruguay. In February 2005, we launched Rumbo in Peru. At December 31, 2004, we had invested (euro)7.5 million and we had provided financing in the form of loans in the amount of (euro)3.8 million. In December 2003, Rumbo signed an agreement with Despegar.es to purchase its website "despegar.es", the "despegar.com" domain names and the "despegar" trademarks belonging to Despegar.com in Spain.

      In October 2004, Rumbo signed an agreement with Viajarbajoprecio.com and eviaje.com to purchase their websites and client databases.

      In November 2000, we decided to expand our business to the U.S. market by acquiring a significant stake in OneTravel.com, Inc., a top ten U.S. online travel website and one of the first value-oriented travel websites. We increased our stake from 27.7% to 39.6% in OneTravel.com, Inc. in March 2002, and to 52.07% in April 2003, acquiring a majority of the voting rights in this company. In August 2003, we concluded the share purchase agreements by virtue of which our holding in the capital stock of OneTravel.com, Inc. was increased from 52.07% to 54.15%. At December 31, 2004, we had invested a total of
(euro)29.6 million and we had provided financing in the form of loans in the amount of (euro)1.7 million to OneTravel.com, Inc.

     On February 11, 2005 Terra Networks, S.A. agreed to sell its stake in OneTravel.com, Inc (54.15% of the share capital) to the United States operator RCG Companies for a pro rata share of the amount to be paid for 100% of OneTravel, which is expected to reach at least U.S.$25.5 million and includes a $2.5 million deposit which was received at signing, $10.5 million to be paid in cash at closing and $12.5 million to be paid in the form of a promissory note convertible into cash or shares of RGC, subject to certain terms and conditions.

      In March 2005, Terra acquired from Congress XXI its corporate travel business in Spain, for an amount of up to (euro)4 million, based on certain terms and conditions. With this acquisition, Terra is looking to pioneer the technological development of the corporate travel industry in Spain.

E-learning--EducaTerra

      Educaterra, a wholly owned subsidiary, provides e-learning services to the residential market and the corporate market. In the corporate field, it is the exclusive e-learning services provider of the Telefonica group, managing more than 1.2 million hours of training per year to 80,000 employees in the areas of language, skills, IT and telecommunications (6,000 hours of coursework). In the residential market, Educaterra is present in twelve countries, in Spain and Latin America as an exclusive e-learning vertical channel. The portals provide a wide range of e-learning content in languages, IT, tutoring support, "edutainment," parent school and officeware, among others, with more than 25,000 hours of content in Spanish. At December 31, 2004, we had invested a total of (euro)6.3 million and we had provided financing in the form of loans in the amount of (euro)0.5 million to EducaTerra.

Location Services--Maptel

      In January 2001, we acquired Maptel Networks, a leading solution provider for location and cartographic content in Spain. Maptel Networks develops web and wireless location-based solutions and provides consultancy services in different areas: Geomarketing, Geographical Information Systems (GIS), Fleet Management, and Customer Relationship Management (CRM). These services are based on Maptel's own cartography and technology, and are being used for a broad range of customers in different sectors of activity. At December 31, 2004, we had invested a total of (euro)2.4 million and we had provided financing in the form of loans in the amount of (euro)3.3 million to Maptel.

Real Estate--Atrea (BBVA)

      In November 2001, we and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company under the trade name Atrea to develop and manage a vertical portal in the real estate sector. The portal is designed to facilitate and improve the operations of real estate agents and developers. The website also features a variety of services and information useful to the consumer when renting or selling/purchasing a home, including financing, insurance and moving services. At December 31, 2004 we had invested a total of (euro)3.8 million in Atrea.

      In February 2005, we agreed with BBVA to sell our 50% stake in Atrea and to buy their 50% stake in Azeler, paying the difference between the total amounts invested in both companies plus net cash, resulting in a payment of approximately (euro)1.4 million to BBVA.

Automotive--Azeler (BBVA)

      In March 2001, we and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company, Azeler, to develop and manage vertical portals designed to facilitate and improve the operations of professional players in the automotive sector as well as to offer to end users services and products related to the automotive sector. We have launched Azeler in Spain. At December 31,

2004, we had invested a total of (euro)5.2 million in Azeler. In February 2005, we acquired 100% of Azeler capital stock. See "--Real Estate--Atrea (BBVA)".

Online Auctions--DeRemate

      In February 2000, we acquired 30% of DeRemate, a leading auction site in Latin America. DeRemate has operations in Argentina, Chile, Uruguay, Brazil, Colombia, Venezuela, Mexico, the U.S. and Peru. DeRemate's business model is now expanding to include B2B services with online outlet sales. As of December 31, 2004, we had invested a total of (euro)46.9 million in DeRemate. In March 2005, we signed a definitive agreement with La Nacion to sell our interest in DeRemate, subject to certain terms and conditions.

Other

      Additionally, as of April 14, 2005:

            o A Tu hora (joint venture with Telepizza, S.A.) has been sold to Telepizza, S.A.

            o     Ifigenia (digital developments) has ceased operations.

4.B.7    International Joint Ventures

      In connection with Lycos' international expansion prior to our acquisition of the company in October 2000, Lycos sought to broaden its offerings of localized versions of its products and services to users outside the United States by partnering with prominent local media and technology companies. In October 2004, as part of our strategy of strengthening our presence in Spanish- and Portuguese-speaking markets, we sold 100% of our stock in Lycos, Inc. However, the sale did not include our stake in Lycos Europe, which operates a network of European websites and provides a variety of Internet services and content in various languages, which was transferred to us by Lycos, Inc. prior to the sale.

   Lycos Europe

      In May 1997, Lycos entered into a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation throughout Europe. Lycos subsequently licensed its Angelfire, Tripod, Hotbot, Sonique and MyLycos properties to Lycos Europe. Lycos Europe currently operates localized versions of the Lycos.com and Tripod sites in Austria, Denmark, France, Germany, Italy, The Netherlands, Spain, Sweden, Switzerland and the United Kingdom. We currently own 32.1% of Lycos Europe.

      Lycos Europe is incorporated in The Netherlands and its shares are traded on stock exchanges in Germany and France.

4.B.8    Marketing and Brand Awareness

      Our marketing efforts are designed to help us increase our customer base and consolidate our leadership in our target markets. Our marketing campaigns principally target the residential and SoHo markets, as well as advertisers and vendors. Central to our marketing efforts are the following strategies:

      o     participate in the development of portal and ISP markets;

      o continuously expand our network, portal and ISP customer base and achieve strong user loyalty;

      o     create large communities of users of our local portals and websites;

      o     build our brand names; and

      o respond to market changes by introducing new products, services and content offerings.

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

      We plan to continue to commit adequate resources to build strong user loyalty. In order to retain existing customers, we will work to ensure that our portal and network services are competitive in the market, and we will adapt our portal and website offerings according to our customers' demands.

   Create Large Communities of Users of our Local Portals and Websites

      We are working to build large communities of local portal and website users within certain of our core markets, including Spain, Latin America and the United States. We believe that we will be able to attract new users to our portals and websites with our brand names, and will build on the strength of our brand names to help make the Terra brand among the most recognized portal and network brands in our relevant markets. We seek to create strong communities by:

      o encouraging a sense of community among users by allowing users to create and share their own content;

      o     creating brand loyalty; and

      o improving our advertising and e-commerce offerings by using our data warehousing capabilities to profile the interest and habits of our users according and subject to local legislation.

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

   Build our Brands

      We believe that building our brands is important to attract, retain and obtain revenue from our potential Internet user base, and we plan to build our brand names. We use advertising and public relations to build our brands, including advertising on radio, newspapers, television, online and public billboards, direct marketing, public relations, interactive ads and special ads. Through our advertising efforts, we seek to:

      o     introduce potential customers to our brands;

      o identify our brands with the highest quality products, services and customer support; and

      o     build a strong media presence.

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

4.B.9    Strategic Alliances

   Strategic Alliances with Telefonica

      On February 12, 2003, Terra Networks, S.A. and Telefonica, S.A. entered into a Framework Strategic Alliance Agreement which terminated and replaced a preexisting Strategic Alliance Memorandum entered into on May 16, 2000 by Terra Networks, S.A., Telefonica, S.A., Lycos, Inc. and Bertelsmann AG in conjunction with our acquisition of Lycos, Inc. and relating to cooperation for access to the new content of the Terra Group and joint marketing campaigns.

      The new contract between Terra Networks, S.A. and Telefonica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broadband technology and, on the other, to the need to adapt the range of products and services offered by the Terra Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefonica Group in the markets in which it operates.

      The Framework Agreement makes maximum use of the capacity of the Telefonica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SoHo and, when so agreed, SME market. The new agreement establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their growth in the Internet, with the aim of taking advantage of the synergies and creating value for both companies. As a result of this alliance, the Terra Group is guaranteed the generation of at least (euro)78.5 million per year in value, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new agreement is six years, and it may be renewed on an annual basis thereafter. As reflected by a study carried out by a leading U.S. investment bank acting as an independent appraiser, at the request of our board of directors, the potential value creation to the Terra Group and its shareholders represented by the new strategic alliance agreement is at least equal to that of the agreement which it replaces, although it may result in lower revenues in the near term. See "Item 10--Additional Information--Material Contracts--Strategic Alliance Framework Agreement with Telefonica, S.A."

      In compliance with the terms of the Framework Agreement, in both 2003 and 2004, the annual minimum value was generated by the Terra Group.

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

      In August 2004, we entered into an agreement with PriceGrabber. PriceGrabber will provide a completely integrated comparison shopping capability and give Terra.com users access to detailed product information, current prices and inventory availability from leading online retailers. Additionally, Latin American users can access the shopping information through the "Compras USA" service and will be able to find millions of products, many of which are not readily available in their own countries, choosing from PriceGrabber's thousands of U.S. merchants. Terra.com and PriceGrabber will work together to integrate the tools of Compras USA in order to provide estimated international shipping costs.

      Secure Online Payments

      In July 2001, we entered into a sponsorship and promotional agreement with Visa International Service Association to leverage our brands in order to promote the benefits of making online purchases. Under the terms of the agreement, Visa will receive special positioning on Terra Networks' portals in Latin America and the Caribbean which will promote Visa as the preferred payment method for secure electronic transactions. We entered into a new sponsorship and promotional agreement with Visa International Service Association in September 2004, extending our relationship for an additional year.

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

       Contextually-targeted advertising

       Terra and Google Inc., developer of the largest performance-based advertising program, signed a multi-year agreement making contextually-targeted advertisements through the Google AdSense(TM) program available on selected sites throughout the Terra Network.

       Google will provide relevant contextually-targeted ads to pages owned by Terra. This agreement potentially extends the reach for Google advertisers to a base of millions of Terra users, while providing Terra additional revenue from its individual sites when users click on Google advertisements. Through AdSense, Terra users will see advertisements targeted to the unique content of pages throughout the Terra Network.

       This alliance will leverage Google's contextual advertising to provide relevant text-based ads to Terra users with the relevance of the ads being a high priority for both companies. The sites within the Terra Network offer a wide range of topics for Google's advertisers, including travel, finance, arts, music, entertainment, business, hobbies, games and more. As soon as a Terra page is viewed, AdSense identifies the meaning of a Terra web page and automatically serves relevant text-based ads to the viewer on the page. AdSense enables targeted ads to be served to a diverse range of web pages without distracting users with unrelated ads.

4.B.10    Government Regulation

      To date, regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment relating to the Internet is uncertain and may change. New laws and regulations may be adopted. Existing laws may be applied to the Internet and new forms of e-commerce. Uncertainty and new regulations could increase our costs and prevent us from delivering our products and services over the Internet. It could also slow the growth of the Internet significantly. This could delay growth in demand for our network and limit the growth of our revenues. New and existing laws may cover issues like:

      o    sales and other taxes;

      o    user privacy;

      o    pricing controls;

      o    characteristics and quality of products and services;

      o    consumer protection;

      o    cross-border commerce;

      o    libel and defamation;

      o    copyright, trademark and patent infringement;

      o    financial services;

      o    consumer banking;

      o    pornography;

      o    claims based on the nature and content of Internet materials;

      o    gambling;

      o    child protection;

      o    news;

      o    audiovisual services; and

      o    telecommunications.

Spanish Regulation

  Internet access

      During 2002, a new set of European Directives was approved, which are intended to ease the telecommunications regulations in the Member States of the European Union. Over the next few years, these directives will be required to be incorporated into local laws at the Member State level. Pursuant to these directives, the Spanish government approved a new Telecommunications Act in November 2003. This act supersedes the former Telecommunications Act of 1998, and begins to implement the new European regulatory framework approved through various European Directives issued in previous years. The new Telecommunications Act requires the enactment and approval of new regulatory norms. The regulatory norms have not yet been enacted.

      One of the aims of the new Spanish Telecommunications Act is to soften the licensing regime consistent with the EU Directives. This could encourage new players to enter the Spanish telecommunications market and, more significantly for us, the market for Internet access services.

      In addition, the new regulation may enable the Spanish regulatory authorities to add certain Internet access services to the category of services subject to universal service obligations. A service included within the category of universal service obligations should be available to everybody upon reasonable request and at an affordable price. These services are considered essential for everyone in current social and economic conditions, and the availability of such services is not left to the laws of competition alone. Regulatory obligations have therefore been created to ensure their provision. Since the EU Directives refer to "functional Internet access" as subject to universal service and does not define a specific minimum bandwidth in relation thereto, national regulatory authorities may decide to designate ADSL services as subject to such universal service regulations. If included within the universal service list, the Telecommunications Market Commission (Comision del Mercado de las Telecomunicaciones) will require a provider of ADSL services to those regions where market competition has not provided a reasonable offering to make ADSL services available to everyone upon reasonable request and at an affordable price. The cost of providing such services, if not profitable for the designated provider, will be borne by all providers of such services by means of contributions to the universal service fund.

    Portal Services

      In July 2002, the Spanish government passed a new act regulating the provision of information services and e-commerce, known as "LSSI." LSSI entered into force in October 2002 and required us to adjust, prior to such date, certain terms of services, registration forms and the way in which we provide some services on our Spanish portals. The most relevant modifications are aimed at (i) providing further company and operational information to the public (both through posting the terms of services on the Internet, as well as through filing information with the Mercantile Register); (ii) establishing obligations for ISPs to retain certain user data (e.g., connection, navigation, and/or communications information) for security purposes (e.g., anti-terrorist protection); (iii) exempting service providers (e.g., portals and ISPs) from liability for certain illegal activities that may be undertaken by third parties (e.g., end-users) over their network, as well as for services offered without the control of service providers, provided that such service provider does not have knowledge thereof or, if notified, reacts promptly to cure; (iv) forbidding unsolicited commercial communications (spamming); and (v) clarifying and further disclosing the terms and conditions applicable to e-commerce transactions.

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

   E-commerce

      In addition to the aforementioned LSSI, which also governs e-commerce services and contracting, in December 2003, the Spanish government approved a new Act on Electronic Signature, which supersedes Royal Decree 14/1999 on Electronic Signature. The new Act establishes the legal requirements for electronic signature and acknowledges the admissibility of electronic signature as evidence in legal proceedings. The Spanish government approved this new Act, which incorporates certain provisions on electronic signature established within the relevant European Directive and not reflected in the previous Spanish Royal Decree.

   Financial Services

      A number of our portals enable our users to search for and contract with third parties offering financial services. Such services may be subject to regulation. We believe that such regulations may apply to the third-party financial service providers, but not to us. However, we cannot be certain that a regulator would not deem us subject to such regulation.

   Privacy and Data Protection

      Spain has adopted restrictive laws and regulations concerning privacy and data protection, the most significant of which is Act 15/1999 on Personal Data Protection, relating to the electronic processing of personal data. Act 15/1999 and related regulations require prior notice and consent to be given in connection with the electronic processing, use or transfer of personal data by a third party. Entities like us which process personal data must register their databases with the Spanish Data Protection Agency (Agencia de Proteccion de Datos) and are required to adopt certain security measures with respect to databases that store personal data. The Spanish Data Protection Agency is authorized to sanction entities that infringe data protection regulations. Spanish Data Protection laws restrict our ability to transfer the user data that we collect to countries outside the European Union, including the United States and Latin American countries, that do not provide the required level of protection, and require compliance with certain regulatory procedures in order to transfer our user data to entities in eligible countries. A new European Union Directive on Data Protection was adopted in 2002 that will most likely require the Spanish government to amend Act 15/1999 on Personal Data Protection. Most recently, the new Spanish government has unofficially announced that they plan approve additional regulations on data protection to comply with European Union Directives and further develop Act 15/1999 on Personal Data Protection.

   Tariffs

       In general, consumers in Spain are required to pay their telecommunications operator or Internet access provider for telephone calls to connect to the Internet at the local rate based on the duration of the connection. We also charge our customers on a per minute basis, except for certain enhanced Internet access services we provide (e.g., ADSL, flat fee). Internet access fees that customers have traditionally been willing to pay have been influenced by the offering of the prices set by the government for the incumbent telecommunications operator. In particular, since November 2000, Telefonica de Espana, S.A., the Telefonica group's fixed-line telephony operator in Spain, as incumbent operator, is required to provide Internet access services through the public switched telephone network (PSTN) and the integrated services digital network (ISDN) during off-peak times at a fixed monthly rate. In addition, Telefonica de Espana, S.A. is also required to provide other services such as asymmetrical digital subscriber line (ADSL), which we also provide. The pricing regulations (both at wholesale and retail level) applicable to Telefonica de Espana, S.A. traditionally affected the prices at which other service providers, including us, may offer these same services in the market at a competitive level. Most recently, Telefonica de Espana, S.A. has been released from all pricing regulations. More importantly, since the summer 2004, Telefonica de Espana, S.A. and other ADSL providers, including us, have been continuously launching new and more competitive ADSL offers. However, our ability to compete with Telefonica de Espana, S.A. and other ADSL providers has been adversely affected by certain unfavorable resolutions from the Spanish Telecommunications Market Commission (Comision del Mercado de las Telecomunicaciones). The Spanish Telecommunications Market Commission, which has treated us as an incumbent operator as a result of our relationship with Telefonica, S.A., has limited our ability to offer price reductions and other promotions to potential customers. Specifically, the Spanish Telecommunications Market Commission required us to withdraw certain special ADSL promotions and more generally has prohibited us from making certain price reductions that are customary in the Spanish market. These unfavorable resolutions have prevented us from growing our ADSL subscriber base as we had planned, or even at a rate similar to the high-growing broadband access market. We consider such unfavorable resolutions to be unreasonable and have appealed them before the Spanish courts. While we firmly believe that we have a strong legal position in such proceedings and intend to claim damages, we anticipate that these proceedings will likely take years to end in a final and definitive court resolution, which could be adverse to us.

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

      The Communications Decency Act ("CDA") is intended to protect an interactive computer service from liability for information that is originated by a third-party user of the service. In addition, the CDA is intended to protect an interactive computer service from liability if the service restricts access to, or the availability of, content that the service finds in good faith to be objectionable.

      The Federal Trade Commission has issued a rule that governs the online collection of personal data from children under the age of 13, including a requirement to obtain parental consent to collect, disclose and use that information. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

      The U.S. Electronic Signatures in Global and National Commerce Act, which became effective in June 2000:

      o removes some barriers to Internet commerce by providing that contracts formed online have the same force of law as pen and paper contracts;

      o seeks to provide a single, national regulation of electronic signatures and transactions;

      o protects consumers by requiring an express "opt-in" to the electronic delivery of information; and

      o     eliminates many traditional paper-based record-keeping requirements.

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

      Under the current regulation, Norma 004"/1995" and the Brazilian Telecommunications Law of July 16, 1997, "Lei 9472/1997," services offered by Internet providers are considered value-added services, and as such are not subject to more stringent licensing requirements applicable to providers of telecommunications services. In the near future, ANATEL, the Brazilian regulatory authority, could classify a number of services such as short messaging services (SMS), web-fax or voice over IP (VoIP) as telecommunications services, which would require us to obtain specific licenses for the provision of such services.

      In addition, ANATEL has been considering adopting new regulations relating to the establishment of a non-geographic numbering plan, flat fee pricing and the possibility of purchasing Internet traffic at the wholesale level and reselling it to ISPs or to Internet users. In the event such proposals, released in a "Public Consultation," are turned into binding regulations in the future we will need to adapt our operations to comply with such regulations.

      Finally, certain amendments to the Brazilian Telecommunications Law of July 16, 1997, "Lei 9472/1997" mentioned above, are currently under consideration which would, if passed, enable fixed telephony licensees to provide Internet access services. The adoption of such amendments would enable additional players to enter into one of our core markets and thereby endanger our competitive position in Brazil.

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

   Argentina

      Under Argentine law, the Argentine National Government does not regulate or control the information available on the Internet, and does not intervene in the production, creation or transmission of the information available through the Internet. However, Argentine laws and regulations on consumer protection, contract, competition and advertising generally apply to portal and electronic commerce service providers in the same way as they would apply to any provider of services to consumers in Argentina. In addition, the Argentine Constitution and the Data Protection Act approved in 2000, subject to further development, protect a person's right to know the information that any public or private database contains about him or her, and grant that person the right to demand that information be changed or removed from the database if that information is false or discriminatory. Furthermore, the Data Protection Act prohibits the transfer outside Argentina of user information, without the user's consent, to destinations which do not provide an appropriate level of protection to such data.

      Although we applied for a telecommunications license in 2003, which enables us to provide internet access services in Argentina, we currently operate an Internet portal and do not provide Internet access services.

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

      Policing unauthorized use of our marks is difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. We actively seek to protect our marks against similar and confusing marks of third parties by:

      o using a watch service that identifies applications to register trademarks;

      o     filing oppositions to third-party applications for trademarks;

      o     sending cease and desist letters to infringers; and

      o     bringing lawsuits against infringers.

      We are currently involved in a contractual dispute with a third party from whom we negotiated the acquisition of the domain name "terra.com.ar" in Argentina. Although we believe we will prevail under the terms we originally negotiated, the case is currently pending before the Argentine Court of First Instance (Tribunales ordinarios de lo comercial de la Cuidad de Buenos Aires). On December 28, 2000, the Court granted a preliminary injunction according to which we may continue to use the domain name "terra.com.ar" until the court issues a final judgment. At this time, we are waiting for the court to schedule the evidentiary hearing.

      Trademark infringement actions may be time-consuming and expensive. To date, we believe that we have effectively protected our trademarks and service marks, and we believe that we will continue to do so in the future. For a discussion of the risks relating to the protection of our intellectual property and proprietary rights, see "Item 3--Key Information--Risk Factors."

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

      The "Lycos" trademark is licensed to Lycos Europe. As a result, Lycos Europe is not able to use this trademark in the jurisdictions for which a license has not been granted.

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

4.C.    ORGANIZATIONAL STRUCTURE

Our Relationship with the Telefonica Group

      Telefonica, a leading diversified telecommunications and multimedia group, is an integrated operating company, offering several types of telecommunications services: fixed telephony, mobile telephony, services for companies, content creation and distribution, services delivered through the Internet and audiovisual media, telephone directory guides, marketing, Customer Relationship Management (CRM) services, electronic commerce, and broadband capacity services.

      Following a public tender offer it launched on May 28, 2003, Telefonica owned approximately 71.97% of our shares. Our shareholders meeting held on June 22, 2004 approved a capital reduction through the amortization of 26,526,402 shares. After this share capital reduction, Telefonica owned 75.29% of our equity interest. As of February 23, 2005, Telefonica owned 75.87% of our shares. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders."

       Since our inception, our results have been fully consolidated by Telefonica. We are consolidated in Telefonica's financial statements as their Internet business line. Moreover, as of January 1, 2004, we have been integrated in Telefonica's fiscal consolidated group. Our shareholders meeting held on June 22, 2004 approved this integration.

      Telefonica has a corporate center responsible for defining the group's global strategy and for its overall corporate policies, for managing the group's common activities (e.g., purchasing, logistics, real estate) and for formulating support policies with an eye to creating synergies (e.g., human resources, information systems, communications, marketing, finances, legal affairs). Therefore, as part of the Telefonica group, we aim to follow all of these corporate policies.

      As a member of the Telefonica group, we have extensive relationships with both the corporate headquarters (Telefonica, S.A., the holding company of the Telefonica group) and related common services entities (such as t-gestiona, Telefonica Finanzas, Fonditel, Pleyade and Antares), as well as other business lines of the Telefonica group, such as fixed telephony operators, data transmission operators, call center operators and mobile communications operators. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

      On February 23, 2005, the Board of Directors of Terra has approved Telefonica S.A.'s proposed merger with Terra. The share swap equation of 2 Telefonica shares, each with a par value of one euro, for every 9 Terra shares or ADSs, each with a par value of two euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Board. The merger proposal is subject to approval by the shareholders at the Ordinary General Shareholders' Meetings of both companies. If the merger is effected, Terra will be merged into Telefonica S.A. and will cease to exist as an independent corporate entity, with Telefonica acquiring all of the rights and obligations of Terra by universal succession. Accordingly, upon consummation of the merger, Terra's shares and ADSs will cease to be listed on the Spanish stock exchanges and the Nasdaq, respectively, and the registration of Terra's shares and ADSs with the Securities and Exchange Commission will be terminated. Terra's Board of Directors also approved the payment of a dividend in the amount of
(euro)0.60 per share, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made in the days following the shareholders' meeting and before the merger of Telefonica and Terra is recorded with the Commercial Registry.

   Telefonica Group Overview

      Telefonica had approximately 118 million customers at December 31, 2004, establishing it as one of the major telecommunications operators in the world. It is the leading global European operator in terms of stock market capitalization and is in fifth place worldwide. It is also the fifth company on the EuroStockXX50 index and the fourth largest worldwide operator in the wireless business. At December 31, 2004, Telefonica had approximately 43.2 million access lines in service and 74.4 million wireless subscribers. In addition, it had 0.4 million pay television subscribers.

      Telefonica focuses its activity on the Spanish- and Portuguese-speaking markets, where it has become a market leader and the reference operator. It operates in 15 countries. Its main market continues to be Spain where, at the end of 2004 it had 19.8 million fixed line customers and 19.0 million mobile telephony customers.

      Telefonica's present stock capital is divided into 4,955.9 million ordinary shares that are traded on the continuous market of the Spanish stock exchanges and on the stock exchanges of London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, Sao Paulo and SEAQ International of the London Stock Exchange. Its subsidiaries Telefonica Moviles, TPI (Telefonica Publicidad e Informacion) and Terra Networks are also stock market listed.

   Telefonica Group Business

      Telefonica is a diversified telecommunications group which provides a comprehensive range of services mainly in Spain and Latin America through one of the world's largest and most modern telecommunications networks. It is the leading provider of fixed line voice telephone services, wireless communications services, Internet access services and data transmission services in Spain and one of the largest telecommunications operators in Latin America, with operations principally in Brazil, Argentina, Chile, Peru, Mexico, Colombia, Ecuador, Nicaragua, Panama, Uruguay, Venezuela, El Salvador and Guatemala.

      Telefonica is an operator that provides integrated solutions that cover a wide range of customers' communications expectations and needs. Its offer is based on its two core businesses: fixed communications and mobile communications, around which it develops a variety of telecommunications services. For its core strategy for the future, it is focusing on broadband services, in fixed as well as mobile telephony, and on development of integrated communication solutions as means of market growth.

      In this context, Latin America forms a strategic growth objective in the coming years, especially Mexico and Brazil. Telefonica's main Latin American markets are in Argentina, Brazil, Chile, Peru (countries where it is the reference operator) and Mexico (where it is the second mobile operator).

      Telefonica defines itself as a multi-domestic operator. While it takes advantage of all the synergies of a group with a multinational presence, at the same time it adapts its management in each country, considering the peculiarities of their markets and societies. In that context, Telefonica is currently the incumbent operator that has the largest percentage of its business outside its market of origin, and the only operator that is incumbent in the main markets where it operates.

   Telefonica Group Organization

      Telefonica, S.A. is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. Telefonica has an efficient, agile organizational structure, with businesses that have great autonomy in the management of their operations, and corporate divisions that define the global strategy, articulate the business, manage the common activities, and allow Telefonica to act on the market as an integrated operator.

      The fixed telephony business is managed in Spain by Telefonica de Espana and in Latin America by Telefonica Latinoamerica. Corporate communications (Telefonica Empresas) and Internet (Terra) are linked to both businesses. The mobile telephony business is managed by Telefonica Moviles. Moreover, Telefonica has other business, such as guides and directories (Telefonica Publicidad e Informacion), production and diffusion of content (Telefonica de Contenidos) and contact centers (Atento).

      Telefonica also has a series of subsidiaries and business support institutions such as Telefonica I+D (that promotes technological innovation aimed at guaranteeing competitiveness through keeping ahead of the markets through new products, services and applications) and Fundacion Telefonica (that encourages the social and cultural action of the group to benefit the more disadvantaged sectors). It also has other subsidiaries such as Fonditel or Antares, financial companies, insurance, investment and pension funds.

Terra Networks as a Business Line of the Telefonica Group

      Our role within the Telefonica group is that of the business line focused on Internet access and services, such as portals, online publicity, e-commerce platforms and multimedia content. The convergence of new technologies and synergies of services and development has, however, created a certain overlap between the services we provide and those of other Telefonica group companies. We thus compete with some of the other business lines of the Telefonica group. See "Item 3--Key Information--Risk Factors."

      Terra Networks, S.A. is the holding company of the Terra Group. Through our portals and network of websites and joint venture partnerships, we have one of the largest global footprints of any Internet portal or network, with portals in 27 countries. We currently hold a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through our joint ventures and other interests, we also hold a leading position in Europe (through our participation in Lycos Europe) on a pan-regional basis. We are also a leading interactive services provider in Spain and Latin America, offering Internet access and local-language interactive content and services to more than 6 million paying customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2004, we were one of the leading broadband services and content providers in Spain and Brazil.

Terra Networks Subsidiaries

      The corporate structure of Terra Networks, S.A. is a typical holding company structure comprising three principal companies: Terra Networks Latam, S.L.; Terra Networks Asociadas, S.L.; and Terra Networks Espana, S.A.U.

      Terra Networks Latam, S.L. holds our capital interests in Latin American companies; Terra Networks Asociadas, S.L. holds our capital interest in vertical portals and joint ventures principally with our Spanish partners; Terra Networks Espana, S.A.U. leads our Spanish business.

      The following chart summarizes our direct and indirect interests in our principal subsidiaries at December 31, 2004:


                                         Country of       Terra Networks'        Terra Networks'
Company                                 Incorporation    Ownership Interests      Voting Power
-------------------------------------   --------------  ---------------------  -----------------

Lycos Europe, N.V.                      Netherlands             32.1%               32.1%
Terra Networks USA LLC                  United States            100%                100%
Terra Networks Espana, S.A.U.           Spain                    100%                100%
Terra Networks Latam, S.L.              Spain                    100%                100%
Terra Networks Argentina, S.A.          Argentina              99.99%              99.99%


                                         Country of       Terra Networks'        Terra Networks'
Company                                 Incorporation    Ownership Interests      Voting Power
-------------------------------------   --------------  ---------------------  -----------------

Terra Networks Chile, S.A.              Chile                  99.99%              99.99%
Terra Networks Mexico, S.A. de C.V.     Mexico                 99.99%              99.99%
Terra Networks Brasil, S.A.             Brazil                 99.99%              99.99%
Terra Networks Colombia, S.A.           Colombia                  68%                 68%
Terra Networks Peru, S.A.               Peru                   99.99%              99.99%
Terra Networks Guatemala, S.A.          Guatemala                100%                100%
Terra Networks Asociadas, S.L.          Spain                    100%                100%
Iniciativas Residenciales en
  Internet, S.A. (Atrea)                Spain                     50%                 50%
Azeler Automocion, S.A.                 Spain                     50%                 50%
Maptel Networks, S.A.U.                 Spain                    100%                100%
Ifigenia Plus, S.L.                     Spain                    100%                100%
Educaterra, S.L.                        Spain                    100%                100%
Red Universal de Marketing y
  Bookings Online, S.A.                 Spain                     50%                 50%
Uno-e Bank, S.A.                        Spain                     33%                 33%
OneTravel.com, Inc.                     United States          54.15%              54.15%

      The following chart reflects changes (from the preceding chart) in our interests in our principal subsidiaries since December 31, 2004, as of the date of this annual report:

                                         Country of       Terra Networks'        Terra Networks'
Company                                 Incorporation    Ownership Interests      Voting Power
-------------------------------------   --------------  ---------------------  -----------------
Azeler Automocion, S.A.                 Spain                    100%                100%

Terra Networks Colombia, S.A.           Colombia               99.99%              99.99%

      On February 11, 2005 Terra Networks, S.A. agreed to sell its stake in OneTravel.com, Inc. (54.15% of the share capital) to the United States operator RCG Companies.

       In February 2005, we sold our 50% stake in Atrea to BBVA and at the same time bought BBVA's 50% stake in Azeler, paying the difference between the total amounts invested in both companies plus their net cash, which resulted in a payment of approximately (euro)1.4 million to BBVA.

4.D.    PROPERTY, PLANTS AND EQUIPMENT

      Our principal executive offices are located in Spain (Madrid) and Brazil (Porto Alegre and Sao Paulo). We also lease office space in many cities around the world, including:

      o     Barcelona (Spain);

      o     Sao Paulo, Porto Alegre and 8 other locations throughout Brazil;

      o     Mexico City and Monterrey (Mexico);

      o     Santiago de Chile, Chile;

      o     Buenos Aires, Argentina; and

      o New York, Miami, San Francisco, Los Angeles and Chicago in the United States of America.

Data Centers by Country

   Brazil

      We operate two main data centers in Brazil, in Porto Alegre and Sao Paulo. We own the one in Porto Alegre and in Sao Paulo we lease space in one master data center owned by the Telefonica group. In addition, we lease seven small data centers located in Rio de Janeiro, Vitoria, Belo Horizonte, Salvador, Recife, Curitiba and Fortaleza. All of these centers are operated by Terra Networks, S.A. We also lease space to house our equipment in data centers owned by third parties in other nine cities.

   Chile

     Our data center located in Santiago de Chile is rented to Telefonica, and operated in part by Terra and in part by Telefonica.

   Spain

     Our only data center is in Madrid. The building is rented, and the center is operated by Telefonica Empresas (formerly Telefonica Data). We currently plan to move our services to a different data center rented and operated by Telefonica Empresas in Madrid.

   Mexico

     We have one main data center located in Monterrey, which is operated by Terra Networks, S.A. and we lease space to the Telefonica group in Mexico City for dedicated connections.

   Peru

     We lease one data center located in Lima, which is operated by the Telefonica group.

   United States

     We currently have one data center in Miami, Florida which is leased and operated by Telefonica Empresas.

     We are continually planning and reviewing our data center strategy in order to adapt to market conditions and to minimize our overall operations cost. During 2003, we planned and executed a data center consolidation in the United States, moving servers and services from several data centers to a Telefonica Group operated data center in Miami with significant cost reductions. During 2004 we consolidated our Mexican operations in Monterrey. We expect to continue to consolidate our data centers in 2005, including moving some services from Monterrey to Miami.

     See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources" for a discussion of our historical and planned capital expenditures.

     Because of the activities in which the Terra Group engages, it has no liabilities, expenses, assets, or allowances and contingencies of an environmental nature which could be material in relation to the Group's net worth, financial position or consolidated results. Accordingly, specific details are not included in the notes to the consolidated financial statements with respect to information relating to environmental matters.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

Overview

     We believe we are one of the most popular Internet networks in Europe, and a leading portal to Spanish- and Portuguese-speaking markets. We are a global Internet company and a leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world.

     We have a limited operating history for use as a basis for evaluating our business. Current and potential investors should consider the risks and difficulties frequently encountered by early stage companies like ours in new, rapidly evolving and intensely competitive markets.

     Despite our positive net result of (euro)164 million in 2004, we have incurred significant net losses and negative cash flows since our inception. Our losses have been funded primarily through shareholder contributions from our initial public offering of our ordinary shares in November 1999 and our rights offering completed in September 2000.

     Except for the year ended December 31, 2004, we have never been profitable. For the year ended December 31, 2004, we recorded a net profit of (euro)164 million under Spanish GAAP as a direct result of a (euro)306 million tax credit deriving mainly from our sale of our shares of Lycos, Inc. For the year ended December 31, 2003, we recorded a net loss of (euro)172.7 million under Spanish GAAP. We have set a target of generating positive net income during 2005. However, because our target is necessarily based on future expectations, including those relating to the Internet industry, which is rapidly evolving and intensely competitive, significant differences may arise between our targeted and actual results. For a discussion of some of the factors that may cause our actual results to differ from our anticipated results, see "Item 3--Key Information--Risk Factors."

Changes in the Composition of the Group

   Year Ended December 31, 2004

     In October 2004, as part of our strategy of strengthening our presence in Spanish- and Portuguese-speaking markets, we sold 100% of our stock in Lycos, Inc. to Daum Communications Corp., South Korea's leading Internet portal. The sale did not include Terra Networks USA, Inc. which serves the Spanish-speaking community in the United States) or our stake in Lycos Europe N.V. which operates a network of European websites and provides a variety of Internet services and content in various languages), which were transferred to us by Lycos, Inc. prior to the sale. Lycos, Inc. was consolidated in our financial statements for the first three quarters of fiscal year 2004 (until September 30, 2004) and accounted for approximately 9.9% of our total consolidated revenue for fiscal year 2004, compared to 16.1% of our total consolidated revenue for fiscal 2003, in each case net of the revenues generated by the assets transferred to us by Lycos, Inc. prior to the sale. In 2004, Lycos, Inc. accounted for approximately 29% of our total advertising and e-commerce revenues compared to 43% for 2003, and approximately 15% of our total communication, portal and content services revenues compared to 23% for 2003, in each case net of the revenues generated by the assets transferred to us by Lycos, Inc. prior to the sale.

   Year Ended December 31, 2003

     The main changes in the Composition of the Group in 2003 were as follows (in chronological order):

Subsidiaries

o    OneTravel.com, Inc.

     On April 18, 2003, the Terra Group acquired a majority of voting rights in this company, increasing its holding from 39.6% as of December 31, 2002, to 52.07%. In August 2003, the Terra Group concluded share purchase agreements by virtue of which its holding in the capital stock of OneTravel.com, Inc. was increased from 52.07% to 54.15%. The effective amount disbursed in 2003 was
(euro)3.3 million.

Associated companies

o    Uno-e Bank, S.A.

     As described in Item 4.B.6, following the integration of the consumer finance business line of Finanzia Banco de Credito, S.A. into Uno-e Bank, S.A. through a capital increase at the latter company on April 23, 2003, the holding owned by Terra Networks, S.A. stood at 33%. Additionally, under the liquidity agreement signed between Terra Networks, S.A. and BBVA on January 10, 2003, once the integration took place, Terra Networks, S.A. would have the right to sell its holding in Uno-e Bank, S.A. to BBVA at a guaranteed value of (euro)148.5 million, if certain objectives were not met. Accordingly, Uno-e Bank, S.A. is not consolidated by the equity method, and it is valued at the mentioned
(euro)148.5 million under the "Other Investments" caption in the accompanying balance sheet (see the Financial Statements).

o    Terra Mobile, S.A.

     In June 2003, Terra Mobile, S.A. increased its capital by (euro)40 million to restore its net worth equilibrium. Terra Networks, S.A. contributed (euro)8 million in cash in this increase. Subsequently, Terra Networks, S.A. sold its holding in the company for (euro)1 to Telefonica Moviles, S.A., making the latter the sole shareholder of Terra Mobile S.A. The sale gave rise to a gain of
(euro)10.5 million, primarily as a result of the reversal of a provision Terra Networks had recorded for the investment at the negative underlying book value of Terra Mobile, S.A.

   Year Ended December 31, 2002

     We did not make significant acquisitions in 2002.

Change in Accounting Estimate

      In 2001, we carried out a study of the evolution of the acquired companies' business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. As a result of the study, the balance of the "Goodwill in Consolidation" caption was written down by (euro)35,083,000 for Spanish and U.S. GAAP purposes (see note 22.11 to our consolidated financial statements) and a portion of goodwill was allocated to the strategic alliance agreement entered into on May 16, 2000 by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A. in connection with our May 2000 agreement to acquire Lycos, pursuant to which Bertelsmann agreed to pay $325 million for services (on terms no worse than terms provided to third parties) during the first and second years from the date of the combination of Terra Networks and Lycos. During the third, fourth and fifth years after the date of such combination, Bertelsmann had agreed to purchase up to $675 million of services from us. The agreement was terminated on February 12, 2003.

     Also, in 2001, we adapted the amortization period for goodwill to the new revenue forecasts in order to achieve a better matching of expenses and revenues in the future, in accordance with the effective rate of maturation of the Terra Group and of the industry in which we operate. As a general rule the new amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A., which will be recovered in proportion to the revenues generated by that agreement.

     On February 12, 2003, a new Framework Strategic Agreement was signed between Terra Networks, S.A. and Telefonica, S.A. replacing the above-mentioned agreement of May 16, 2000. The term of the new agreement is six years, and consequently the goodwill allocated to the May 16, 2000 Agreement that had been amortized in five years is now being amortized in six years.

     As described in note 2b to our consolidated financial statements, since April 23, 2003, the holding owned by Terra Networks, S.A. in Uno-e Bank, S.A. stood at 33%. Under the liquidity agreement signed between Terra Networks, S.A. and BBVA, Terra Networks, S.A. has the right to sell its holding at a guaranteed value of (euro)148.5 million. Accordingly, the net amount of the goodwill and the value of the holding, totaling (euro)148.5 million have been reclassified in full to the "Other investments" caption (see note 2c to our consolidated financial statements).

     Following the sale of Lycos, Inc. on October 5, 2004, Terra decided to reclassify under Spanish GAAP the net amount of the goodwill associated with the strategic alliance with Telefonica ((euro)181 million) to intangible assets as from October 1, 2004. The amortization expense of this asset in the final quarter of 2004 amounting to (euro)10.7 million has been recorded as an amortization expense in the depreciation and amortization line-item of our consolidated statement of operations instead of amortization of goodwill.

Foreign Currency Fluctuation

     We publish our financial statements in euro, while a substantial portion of our revenues and expenses are denominated in other currencies, principally the U.S. dollar (until our sale of Lycos, Inc.), the Brazilian real and the Mexican peso. The Terra Group conducts most of its operations in the local currencies of the countries where the companies are located, which reduces the impact of exchange rates on the financial statements of such companies. Our consolidated statement of operations is affected by fluctuations in exchange rates between the euro and such currencies or between the dollar and such other currencies in cases where there is no direct rate of exchange between the euro and such other currencies.

     In addition, the Terra Group's consolidated financial statements could be affected by exchange rate fluctuations in the process of accounting consolidation, because pursuant to applicable accounting rules, the financial statements of the different foreign subsidiaries are translated at different currency exchange rates during the consolidation process (an average exchange rate for the changes in consolidated statement of operations, the exchange rate at the closing of the fiscal year for most assets and liabilities and an historical average exchange rate for the changes in shareholder's equity).

     In 2004, the translation effect of fluctuations in exchange rates had a negative (euro)21.5 million impact on the total operating revenues line-item of our consolidated statement of operations, and a positive (euro)20.8 million impact on the total operating revenues line-item of our consolidated statement of operations, excluding depreciation and amortization expenses, in each case principally as a result of the depreciation of the U.S. dollar and other Latin American currencies against the euro. The accounting impact of the translation effect of fluctuations in exchange rates on shareholders' equity amounted to
(euro)206 million at December 31, 2004 and is disclosed in the "variations due to translation differences" caption of the statement of changes in financial position of our consolidated financial statements.

     Transactions which have the purpose and effect of eliminating or significantly reducing exchange, interest rate or market risk in asset/liability positions or in other transactions are deemed to be hedging transactions. The gains or losses arising over the term of these derivatives are allocated to income using the same method as that used for the recognition of gains or losses arising from the underlying instrument and the main transaction. We are not exposed to material foreign currency transaction risks and therefore do not generally enter into hedging transactions to offset the impact of foreign currency transaction exposure. At December 31, 2004, we held no derivative instruments.

Description of Revenues

     We generate access revenues, advertising and e-commerce revenues, communication, portal and content services, corporate services and other revenues. See "Item 4--Information on the Company."

     The following table summarizes our total operating revenues for the three years ended December 31, 2004 by type of revenue in each of our principal geographic markets:

                                                            Year ended December 31,
                                                             (thousands of euro)
                                                     --------------------------------------
                                                        2002          2003         2004
                                                     --------------------------------------
Europe

      Access                                             99,778      100,037      117,267
      Advertising and E-commerce                         63,714       20,977       18,239
      Communication, Portal and Content Services         29,867       53,129       75,462
      Corporate Services                                  5,363       27,185       26,516
      Other                                               5,788        6,064          865
                                                     --------------------------------------
            Total                                       204,510      207,392      238,349

Latin America

      Access                                            120,637      116,455      119,234
      Advertising and E-commerce                         24,541       24,163       33,956
      Communication, Portal and Content Services          4,538       38,189       28,445
      Corporate Services                                 38,215       31,148       33,093
      Other                                               2,721        2,983        1,086
                                                     --------------------------------------
            Total                                       190,652      212,938      215,814

United States

      Access                                                 --           --           --
      Advertising and E-commerce(1)                     193,107       97,882       67,466
      Communication, Portal and Content Services(2)      32,233       27,704       18,397
      Corporate Services                                     79          248           24
      Other                                               1,210          463          428
                                                     --------------------------------------
            Total                                       226,629      126,297       86,315

---------------------------

(1) Lycos, Inc. (excluding the assets transferred to us by Lycos prior to its sale on October 5, 2004) accounted for 94%, 62% and 52% of our United States advertising and e-commerce revenues in 2002, 2003 and 2004, respectively.

(2) Lycos, Inc. (excluding the assets transferred to us by Lycos prior to its sale on October 5, 2004) accounted for 100% of our United States communication, portal and content services revenues in each of fiscal years 2002, 2003 and 2004.

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

     In addition to pay services, we offer free Internet dial-up access in Spain, Chile, Peru and Central America. Users of this service pay the telecommunications network operator the applicable charges for telephone calls from which the telecommunications operator pays us traffic inducement fees.

     These revenues accounted for 44% of our total operating revenues in 2004.

     Spain

     We derive revenues from subscription fees paid by our customers for dial-up and ADSL access to our ISPs. As from January 1, 2004, Spanish access revenues also include revenues from the sales of modems and customer connection kits in Spain, which were reclassified from other revenues.

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

     Free Access

     In addition to pay services, we introduced free Internet access in Spain in June 1999. Users of our free Internet access service pay the telecommunications network operator applicable charges for telephone calls made to connect to our free Internet access service but do not pay us subscription fees.

     In order to offset in part the absence of subscriber fees in connection with free Internet access services, in October 1999 we entered into an agreement with Telefonica Data Espana under which Telefonica Data Espana paid us traffic-inducement fees for use of its network by our free and pay Internet access customers. In accordance with this agreement, traffic-inducement fees earned by us were calculated according to a graduated fee schedule based on the total number of monthly minutes consumed by our Internet access customers. See "Item 7--Major Shareholders--Related Party Transactions--Ongoing Relationships with Members of the Telefonica Group-Traffic-Inducement Fees." In January 2001, we entered into a new agreement with Telefonica Data Espana, which eliminated the graduated fee schedule and established a factor of Ptas 0.38 (approximately
(euro)0.00228) per minute of induced traffic. In September 2001, we entered into a new agreement with Telefonica de Espana which replaced our existing agreement with Telefonica Data Espana, as a result of which fees are currently paid to us by Telefonica de Espana. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Ongoing Relationships with Members of the Telefonica Group--Traffic-Inducement Fees." We record traffic-inducement fees as minutes of usage are incurred.

     Since mid-2000, however, our traffic-inducement fees in Spain have been adversely affected by the introduction of flat rates for telephone calls, previously mentioned, to connect to the Internet because we do not receive traffic-inducement fees for such calls.

     As a result, in 2003, traffic-inducement fees have become less important as a source of revenues, accounting for approximately 4% of our access revenues in Spain and approximately 3% of our total consolidated revenues. In 2004, these fees accounted for 4% of our total consolidated revenues. The decrease in traffic inducement fees has been offset by subscriptions from our enhanced dial-up and ADSL product portfolio.

     Other Countries

     We currently offer pay Internet access services in Brazil, Mexico, Peru, Chile and Guatemala and free Internet access services in Chile, Peru and Central America. In June 2001, we discontinued providing free Internet access in Brazil, where we had offered such services since February 2000, and in January 2002, we discontinued providing free access in Mexico, where we had offered such services since March 2000. In addition, we may discontinue providing this service in Chile and Peru. Access services in Brazil are becoming an increasingly important component of the revenues of the Terra Group, as the subscriber base has grown to 1.3 million paid subscribers, of which 56% are ADSL subscribers.

     ADSL and dial-up products are customized to the different regions where we operate, and are mainly a combination of the access to our ISPs with different types of support plans and value-added services. In Brazil and Mexico, due to the increasing competition to our pay ISPs by the free access providers, we launched new products in 2003, called Terra Light and Terra Jovem in Brazil and Terra Joven in Mexico, with limited connection plans and functionalities but with competitive prices.

     In accordance with local regulation, we also receive traffic-related fees in Chile, Peru and Central America, which we account for as traffic-inducement fees. According to Chilean regulation, the telephone network operator receives 43% of the cost of the standard metered call to connect to the Internet, and we receive the remaining 57%, plus any premiums or less any discounts that we may apply to calls to our Internet access lines. Therefore under existing regulations in Chile we derive a significant amount of revenue from our free Internet access customers, even though they do not pay us subscription fees. In

Peru, we have entered into an agreement with Telefonica by which we will receive a $2.60 monthly fee per access user on a flat fee tariff and a $3.60 monthly fee per access user on a per-minute tariff.

     In 2004, traffic inducement agreements have been signed in Brazil with the following telecommunications companies: Telemar, Brazil Telecom and Telesp (a subsidiary of Telefonica.)

   Advertising and E-commerce Revenues

     We derive revenues from our portals and network of sites chiefly from advertising and e-commerce. Advertising revenues are derived principally from:

     o advertising arrangements under which we receive revenues, generally based on cost per thousand impressions;

     o sponsorship arrangements that allow advertisers to sponsor an area on one of our portals or websites in exchange for a fixed payment; and

     o fees for design, coordination and integration of advertising campaigns and sponsorships to be placed on one or more of our portals or websites.

     Advertising and sponsorship rates generally depend on:

     o whether the advertisements are for general or targeted audiences, generally with a premium placed on those for targeted audiences;

     o    the number of guaranteed impressions, if any; and

     o    the format and intrusiveness of the advertisement.

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

     Electronic commerce revenues are derived principally from "slotting fees" paid for selective positioning and promotion within our suite of products, royalties from the sale of goods and services from our websites and sales of goods and services sold directly by us including the sale of modems in Brazil. The sales of modems and customer connection kits in Spain were reclassified as from January 1, 2004 from other revenues to access revenues.

     Electronic commerce revenues are generally recognized upon delivery provided that no significant obligations remain on our part, and collection of the receivable is probable. In cases where there are significant remaining obligations, we defer such revenue until those obligations are satisfied. As the e-commerce marketplace develops, we expect e-commerce revenues to comprise an increasingly greater portion of the revenue base of our portals and network of sites primarily because of our:

     o plans to develop this part of our business actively, for example by continuing to enter into strategic alliances with product and service providers; and

     o expectation that consumers will spend increasing amounts of money on e-commerce transactions.

     Advertising and e-commerce revenues represented 22% of our total consolidated revenues for 2004 compared to 26% for 2003. This decrease is principally the result of lower revenues from Lycos, culminating in the sale of our shares of Lycos in October 2004, and lower revenues from OneTravel.com, which was earmarked for disposal.

     Terra has continued to focus on integrated marketing services that enable advertisers to access a more segmented audience and enhance the efficiency of the Internet as an advertising medium.

     In September 2004, Terra and Google signed an agreement to boost the quality of the Terra search engine in all its portals in Spain and Latin America, providing Terra users with the most powerful search engine technology currently available. The agreement also envisages other plans of action to jointly market the service through Terra's portals in all the countries where it operates.

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

     We are focusing on the provision of broadband services and content in Spain and Latin America, where the Telefonica group is engaging in the wide scale deployment of asymmetric digital subscriber line (ADSL) technology. Broadband technologies, such as ADSL, offer high-speed connections to the Internet and allow users expanded multimedia content, including streaming music and other audio, full-motion video and interactive games. In addition, we are in the process of expanding our current services to enhanced communication services (such as secured e-mail, unified messaging and premium web publishing services) also offered as stand-alone services to our customer base for an extra fee, and in some markets, they are sold to corporations to complete their own access product portfolio (mainly to the Telefonica Group).

     As part of our strategy to transition our customers from the use of free services to value-added services and to attract new paying customers, we have introduced and are continuing to develop new high-quality products and services, including premium services that take advantage of high-speed connections to the Internet.

     Its significant growth is explained mainly by the success of the VAS strategy and its relevance under the agreement with Telefonica. Communication, portal and content services derived from the Strategic Agreement with Telefonica represent approximately 57% of revenues in this line, or (euro)69.5 million. Due to the concentration of Telefonica's clients in Brazil and Spain, those two countries are the largest revenue contributors.

     These services accounted for 23% and 22% of our total operating revenues in 2004 and 2003, respectively.

   Corporate Services

     We derive corporate services revenues from services such as connection services, development of applications, web development advisory services, b2b e-commerce and corporate financial information services in the case of Mexico. We derive other revenues principally from sales of modems and connection kits. In 2004, 33% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefonica.

     In Mexico, Infosel Financiero, launched in 1990, provides real-time stock prices, stock indexes, financial news and trend analysis to market professionals in Mexico and New York, competing with services such as Reuters and Bloomberg. Corporate revenues accounted for 11% and 10.6% of our total operating revenues in 2004 and 2003, respectively.

   Other Revenues

     Other revenues relate mainly to revenues from the provision of miscellaneous services and sales of miscellaneous products not related to our core business activities, including non-operating revenues generated by fixed assets, such as lease revenues. In 2004, these revenues accounted for less than 1% of our total operating revenues. In 2003, other revenues included the sales of modems and customer connection kits in Spain, which were reclassified to access revenues as from January 1, 2004.

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

     We have established an employee stock option plan. Under both Spanish GAAP and U.S. GAAP, no deferred compensation is booked if the exercise price of the options is equivalent to the market value of our shares on the date of grant. Please see "Item 6--Directors, Senior Management and Employees--Share Ownership--Employee Stock Options."

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

     As of October 5, 2004, Terra has reclassified under Spanish GAAP the goodwill associated with the strategic alliance with Telefonica to intangible assets. The amortization expense of this asset in the final quarter of 2004 amounting to (euro)11 million has been recorded as an amortization expense instead of goodwill amortization.

   Other Operating Expenses

     Other operating expenses principally include:

     o    advertising and marketing expenses;

     o    professional services, including consulting fees and auditors' fees;
          and

     o    rental expenses and royalties.

Financial Income (Expense), Net

     Our financial income (expense), net consists principally of income from interest bearing accounts and investment securities and other instruments, net of interest expenses.

Amortization of Goodwill

     The company performs ongoing business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2004 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Group, in accordance with generally accepted accounting principles. These analyses resulted in an impairment of goodwill related to OneTravel.com, Inc. amounting to (euro)8.9 million.

     We generated substantial amounts of goodwill from our acquisitions, most importantly our acquisition of Lycos, Inc. In 2003, we conducted a study of the evolution of the business plans of our acquired companies, as a result of which we wrote down goodwill related to our prior acquisitions by (euro)6.5 million. At December 31, 2004, we had goodwill of (euro)97.4 million, equal to 5.26% of our total assets at that date.

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

Corporate Income Tax

     This caption relates to both Spanish corporate income tax and the similar taxes to which the foreign Terra Group companies are subject. The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

      The inclusion of Terra Networks, S.A. in the Telefonica, S.A. consolidated tax group as from January 1, 2004 as a result of the acquisition by Telefonica S.A. of an effective ownership interest of over 75% in Terra Networks, S.A. and the approval of our board of directors and Annual General Meeting, enabled the Telefonica, S.A. consolidated tax group to offset the tax losses of Terra Networks, S.A. generated during fiscal year 2004 against the taxable income earned by the Telefonica, S.A. consolidated tax group. In turn, Terra is entitled to invoice Telefonica for the amount of the offset attributable to the tax losses of Terra Networks, S.A. The tax assets generated prior to January 1, 2004 by Terra are not transferable and can only be offset against the taxable income generated by the Terra Networks, S.A. consolidated group companies.

     As of December 31, 2004, we recorded accounts receivable from Telefonica, S.A. in the amount of (euro)307.1 million arising as a result of the estimated corporate income tax return for fiscal year 2004, which must be filed by the Telefonica, S.A. consolidated tax group on or prior to July 25, 2005. This amount is recorded under the "Loans to Telefonica Group Companies" caption in our consolidated balance sheet (see notes 12 and 14 to our consolidated financial statements). The final amount due from Telefonica to Terra will be determined upon the filing of the corporate income tax return by the Telefonica, S.A. consolidated tax group.

Minority Interest

     The minority interest consists of the equity of the minority stockholders in the results of the fully consolidated subsidiaries which are not fully owned.

Results of Operations

   Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

   Revenues

     Our revenues for 2004 and 2003 were principally derived from our Internet access businesses in Spain, Brazil and Mexico and advertising on our portals and network of sites. In 2004, we derived 40% of our revenues in Latin America, compared with 39% in 2003.

     Total Operating Revenues. Our total operating revenues decreased 1.1% to
(euro)540.5 million for 2004 from (euro)546.6 million for 2003, primarily due to the translation effects of the depreciation of certain currencies against the euro from which Terra Networks, S.A. obtains its revenues outside Spain, the sale of Lycos, Inc. and for the reasons discussed below.

     Access Revenues. Our access and services revenues increased 9.3% to
(euro)236.5 million for 2004 from (euro)216.4 million for 2003, primarily as a result of:

     o a 9% increase in the average number of paid access subscribers and the growth in the base of communications services clients;

     o a 66% increase in the average number of ADSL subscribers who have a tendency to consume higher-priced premium services (the number of ADSL subscribers grew to approximately 189,000 in 2004 in Spain from approximately 166,000 in 2003, and to approximately 725,000 in 2004 in Brazil from approximately 393,000 in 2003); and

     o the reclassification to access revenues of revenues from sales of modems and customer connection kits in Spain.

     Access revenues represented approximately 44% and 40% of our total operating revenues for 2004 and 2003, respectively. Spain and Brazil represented 72% of Terra's access revenues in 2004 compared to 82% in 2003.

     The table below provides comparative information regarding our paid access subscriber base for the periods indicated.

                                              Thousands of Pay
                                            Access Subscribers(1)
                                               at December 31,
                                       --------------------------------
                                            2003             2004
                                       --------------------------------
Business

      Spanish ISP                             346              336
      Brazilian ISP                         1,061            1,258
      Mexican ISP                              89                2
      Chilean ISP                             125              155
      Colombian ISP                             -                2
      Peruvian ISP                             32               43
      Guatemalan ISP                           19               19
                                       --------------------------------
            Total                           1,672            1,815
                                       ================================

---------------------------
(1)  Excludes clients which use our access services with pre-paid cards.

     Advertising and e-commerce revenues. Advertising and e-commerce revenues decreased 16.3% to (euro)119.7 million for 2004 from (euro)143.0 million for 2003, principally as a result of the deconsolidation of Lycos as from October 1, 2004, lower advertising and e-commerce revenues from Lycos prior to its sale in October 2004, lower revenues from OneTravel, which was earmarked for disposal, and the translation impact of currency exchange rate fluctuations. The decrease was partially offset by increased advertising and e-commerce revenues from our Latin American operations, principally as a result of a 125% increase in e-commerce revenues in Brazil attributable to an increase in ADSL modem sales to new access subscribers in Brazil. In 2004, Lycos accounted for approximately 29% of our advertising and e-commerce revenues compared to 43% in 2003. Advertising and e-commerce revenues from Spain and Latin America accounted for 44% of our total advertising and e-commerce revenues in 2004 compared to 32% in 2003. Advertising and e-commerce revenues represented approximately 22% and 26% of our total operating revenues for 2004 and 2003, respectively.

     Communication, Portal and Content Services. Communication, portal and content services revenues increased 2.8% to (euro)122.3 million for 2004 from
(euro)119.0 million for 2003, due primarily to the increase in the customer base of Telefonica de Espana, S.A.U.'s clients that we serve as part of the Strategic Alliance Agreement entered into with Telefonica, S.A., the effects of which were partially offset by the deconsolidation of Lycos as from October 1, 2004, lower communication, portal and content services revenues from Lycos prior to its sale in October 2004 and lower communication, portal and content services revenues from our Latin American operations as a result of the non-recurrence of
(euro)19.5 million in revenues generated in 2003 from the sale of software packages and email account licenses to Telesp in Brazil. The revenues related to the strategic alliance with Telefonica represented approximately 57% and 53% of communication, portal and content services revenues in 2004 and 2003, respectively. In 2004, Lycos accounted for approximately 15% of our communication, portal and content services revenues compared to 23% in 2003.

     Corporate Services. Corporate services revenues increased 1.8% to
(euro)59.6 million in 2004 from (euro)58.6 million in 2003, principally as a result of an increase in revenues generated by Maptel Networks, our location services subsidiary, partially offset by the translation impact of currency exchange rate fluctuations and the decrease in revenues from our business in Mexico from the provision of corporate dedicated lines and b2b e-commerce services as a result of the non-renewal of certain customer contracts. Mexico, Brazil and Spain represented 18%, 35% and 44%, respectively, of our total corporate services revenues in 2004. The revenues related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A. represented approximately 33% of this line's revenue in 2004 compared to 29% in 2003.

     Other Revenues. Other Revenues decreased 75% to (euro)2.4 million in 2004 from (euro)9.5 million in 2003, principally as a result of the reclassification of revenues from modem sales in Spain to access revenues.

   Operating Expenses

     Total Operating Expenses. Our total operating expenses for 2004 decreased 9.9% to (euro)599.1 million from (euro)664.9 million for 2003 for the reasons discussed below.

     Goods Purchased. Goods purchased decreased by 3.6% to (euro)256.3 million for 2004 from (euro)265.8 million for 2003. This decrease was principally due to the deconsolidation of Lycos as from October 1, 2004 resulting from our sale of our shares in Lycos and our sale of the dial-up ISP business in Mexico during the fourth quarter of 2004, as well as the translation impact of currency exchange rate fluctuations, partially offset by an increase in goods purchased in Spain and Brazil attributable to the growth of the broadband access business. As a percentage of total operating revenues, goods purchased decreased to 47.4% for 2004 from 49% for 2003.

     Personnel Expenses. Personnel expenses decreased 20% to (euro)95.8 million for 2004 from (euro)119.7 million for 2003. This decrease was principally due to workforce reductions in 2004, mainly in the United States in the first half of the year, in the Corporate Division in Spain in the third quarter of the year and Mexico in the fourth quarter. As a percentage of net revenues from operations, personnel expenses decreased to 18% for 2004 from 22% for 2003.

     Depreciation and Amortization. Depreciation and amortization expense increased 1% to (euro)79.5 million for 2004 from (euro)78.7 million for 2003.

     Other Operating Expenses. Other operating expenses decreased 16.5% to
(euro)167.5 million for 2004 from (euro)200.6 million for 2003. This was principally due to tight expense controls, a 20.8% decrease in marketing expenses to (euro)62.6 million in 2004 from (euro)79.1 million in 2003, the translation impact of currency exchange rate fluctuations and a reduction in rent costs. The decrease in marketing expenses was due mainly to the lower marketing expenses incurred in the United States and Mexico, principally as a result of lower marketing expenses incurred following the earmarking for sale of Lycos in the United States and the dial-up ISP business in Mexico. The decrease in rent costs was due mainly to the impact of the capitalization of certain lease contracts in the United States in September 2003 and the reclassification of certain rent expenses in the United States to extraordinary expenses and losses in connection with the aforementioned workforce reduction in the first quarter of fiscal year 2004 (see note 15 to our consolidated financial statements). Marketing expenses relating to our Brazilian, Spanish and U.S. businesses represented 31%, 26% and 23%, respectively, of our total marketing expenses in 2004. As a percentage of net revenues from operations, other operating expenses decreased to 31% for 2004 from 37% for 2003.

     Financial Income (Expense), Net. Net financial income was (euro)18.3 million for 2004 compared with net financial income of (euro)57.7 million for 2003, representing a decrease of 68.3%. The decline in financial income was due principally to the decrease in the amount of our financial investments resulting from our dividend distribution of (euro)1,136 million in July 2004, partially offset by financial income generated as a result of our sale of the equity investments held by Lycos prior to our sale of our shares of Lycos in October 2004.

     Amortization of Goodwill. Amortization of goodwill decreased 20.3% to
(euro)65.6 million for 2004 from (euro)82.3 million for 2003, principally as a result of our sale of Lycos, Inc. in October 2004 and the reclassification of the goodwill associated with the strategic alliance with Telefonica to intangible assets. The amortization expense of this asset in the fourth quarter of 2004 amounted to (euro)11 million.

     Equity Share of Affiliate Losses, Net. Net equity share of losses of our affiliates was (euro)14.5 million for 2004 compared with (euro)34.7 million for 2003, primarily as a result of the improved net results of Lycos Europe, N.V. and Red Universal y Booking Online (RUMBO).

     Extraordinary Income (Expense), Net. Net extraordinary expense was
(euro)25.8 million for 2004 compared to net extraordinary income of (euro)4.5 million for 2003. This extraordinary expense resulted principally from the recording of severance payments for the layoffs in the United States, the Corporate Division in Spain and Mexico ((euro)22 million), the cancellation of operating and lease contracts mainly relating to Lycos and Mexico ((euro)22 million), the impairment of goodwill relating to OneTravel.com, Inc. ((euro)8.9 million), the write-off of certain assets in Corporate and Mexico, as both affiliates have moved to smaller headquarter offices as a consequence of the restructuring process ((euro)5 million). These expenses have been partially offset by the extraordinary income generated by the sale of the affiliates Lycos, Inc. ((euro)26.2 million), Tecnologia y S.V.A., S.A. ((euro)10.8 million) and A Tu Hora, S.L. ((euro)2.9 million). Under U.S. GAAP, these amounts would be classified as components of operating income (loss).

     Corporate Income Tax. We recognized a corporate income tax asset of
(euro)306.5 million in 2004, principally as a result of the recognition of a
(euro)272 million tax asset in connection with the sale of our holding in Lycos, Inc. This tax asset arose mainly as a result of the difference between the selling price of the shares of Lycos, Inc. ((euro)89 million) and the value at which the capital increase through which Lycos was acquired was recorded, net of the adjustments (mainly provisions to the investment valuation allowance) which had already been tax deductible prior to the sale.

     The inclusion of Terra Networks, S.A. in the Telefonica, S.A. consolidated tax group as from January 1, 2004 as a result of the acquisition by Telefonica S.A. of an effective ownership interest of over 75% in Terra Networks, S.A. and the approval of our board of directors and Annual General Meeting, enabled the Telefonica, S.A. consolidated tax group to offset the tax losses of Terra Networks, S.A. generated during fiscal year 2004 against the taxable income earned by the Telefonica, S.A. consolidated tax group. In turn, Terra is entitled to invoice Telefonica for the amount of the offset attributable to the tax losses of Terra Networks, S.A. As of December 31, 2004, we recorded accounts receivable from Telefonica, S.A. in the amount of (euro)307.1 million arising as a result of the estimated corporate income tax return for fiscal year 2004, partially offset by a (euro)0.6 million tax expense incurred by our Brazilian operations.

     In 2003, based on the annual study performed, it was concluded that the recoverability of the tax assets recognized was reasonably assured. The corporate income tax legislation in effect in the countries in which we are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward to offset taxable income in subsequent years. Specifically, the last years for offset of the main tax losses incurred by us are as follows:

     o In Spain, in accordance with changes in the tax law introduced in 2001, tax losses may now be carried forward to offset against taxable income during a period of 15 years, which period commences in the first year in which such company begins to generate income.

     o In Mexico, tax losses may be carried forward to offset against taxable income during a period of ten years from the year in which they were incurred.

     o In Brazil and Chile, there is no deadline for the offset of tax losses, although in Brazil the amount that the losses offset may not exceed 30% of total taxable income.

     o In Peru and Argentina, tax losses may be carried forward to offset taxable income during a period of four and five years, respectively, from the year in which they were incurred.

     o In the United States, net operating losses (NOLs) may be carried forward for offset in a period of twenty years from the year in which they were incurred, with an additional carryback of two years.

     Minority Interest. Minority interest increased to (euro)3.1 million for 2004 from (euro)0.5 million for 2003 principally due to increasing losses incurred by OneTravel.com, Inc.

   Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

   Revenues

     Our revenues for 2003 and 2002 were principally derived from our Internet access businesses in Spain, Brazil and Mexico and advertising on our portals and network of sites. In 2003, we derived 39% of our total operating revenues in Latin America, compared with 31% in 2002. The revenues from 2003 derived from the Strategic Agreement with Telefonica accounted for (euro)101 million, which represents 19% of total operating revenues.

     Total Operating Revenues. Our total operating revenues decreased 12% to
(euro)546.6 million for 2003 from (euro)621.8 million for 2002, primarily because of the global economic slowdown in advertising and the depreciation of certain currencies against the euro from which Terra Networks, S.A. obtains its revenues outside Spain, and for the reasons discussed below. At 2002 exchange rates for local currencies against the euro, total operating revenues would have been (euro)622 million for 2003.

     Access revenues. Our access and services revenues decreased 2% to
(euro)216.4 million for 2003 from (euro)220.4 million for 2002. Revenues in 2003, using the exchange rate in 2002, would have increased by (euro)25 million.

     Access and services revenues represented approximately 40% and 35% of our total operating revenues for 2003 and 2002, respectively.

     Spain and Brazil represent 82% of Terra's access revenues. In Spain, the number of ADSL subscribers grew to approximately 166,000 in 2003 from approximately 125,000 in 2002, and in Brazil the number of ADSL subscribers grew to approximately 393,000 in 2003 from approximately 227,000 in 2003.

     The table below provides comparative information regarding our paid access subscriber base for the periods indicated.


                                                         Thousands
                                                of PayAccess Subscribers(1)
                                                      at December 31,
                                               ----------------------------
                                                   2002             2003
                                               ----------------------------
Business

      Spanish ISP                                   312               346
      Brazilian ISP                                 878             1,061
      Mexican ISP                                    73(1)             89
      Chilean ISP                                    84               125
      Peruvian ISP                                   41                32
      Guatemalan ISP                                 11                19
                                               ----------------------------
            Total                                 1,399             1,672
                                               ============================

---------------------------
(1)  Excludes clients which use our access services with pre-paid cards.

     Advertising and E-commerce Revenues. Advertising and e-commerce revenues decreased 49% to (euro)143.0 million for 2003 from (euro)281.4 million for 2002, principally as a result of the difficulties in the advertising market and the general slowdown in the growth of the online advertising in the countries where we operate and the Bertelsmann agreement termination in 2002. Advertising and e-commerce revenues represented approximately 26% and 45% of our total operating revenues for 2003 and 2002, respectively. Advertising and e-commerce revenues from Latin America accounted for 17% of our total advertising and e-commerce revenues in 2003 compared to 8.7% in 2002.

     Communication, Portal and Content Services. Communication, portal and content services revenues increased 79% to (euro)119 million in 2003 from
(euro)66.6 million in 2002, principally as the result of the success of the VAS strategy and its relevance under the agreement with Telefonica. The revenues related to the Strategic Alliance Agreement entered into with Telefonica, S.A. represented 53% of these services in 2003.

     These services accounted for 22% and 12% revenues in 2003 and 2002, respectively. Due to the concentration of Telefonica's clients in Brazil and Spain, those two countries are the largest revenue contributors.

     Corporate Services Revenues. Corporate services revenues increased 34% to
(euro)58.6 million in 2003 from (euro)43.7 million in 2002, principally as a result of the increase in revenues generated in Spain from consulting and e-learning services related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A. Mexico, Brazil and Spain represented 23%, 28% and 21%, respectively, of our total corporate services revenues in 2003. The revenues related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A. represented 29% in 2003.

     Other Revenues. Other revenues decreased 2% to (euro)9.5 million for 2003 from (euro)9.7 million for 2002. Other revenues from Spain accounted for 64% of our total other revenues.

   Operating Expenses

     Total Operating Expenses. Our total operating expenses for 2003 decreased 27% to (euro)664.9 million from (euro)906.2 million for 2002 for the reasons discussed below.

     Goods Purchased. Goods purchased, which mainly include telecommunications expenses, technical help desk expenses and expenses relating to the purchase of content, decreased by 9% to (euro)265.8 million for 2003 from (euro)293.6 million for 2002. The benefits due to the renegotiation and signing of new contracts under the Strategic Alliance with Telefonica were directly reflected in this cost line and offset the (euro)27 million from the inclusion of OneTravel.com, Inc. in the scope of consolidation in April 2003. As a percentage of total operating revenues, goods purchased increased to 49% for 2003 from 47% for 2002.

     Personnel Expenses. Personnel expenses decreased 28% to (euro)119.7 million for 2003 from (euro)165.4 million for 2002. This decrease was principally due to workforce reductions in 2002, mainly in Lycos and Mexico. Personnel expenses from Lycos accounted for 35% of our total personnel expenses for 2003 and 43% for 2002. As a percentage of net revenues from operations, personnel expenses decreased to 22% for 2003 from 27% for 2002.

     Depreciation and Amortization. Depreciation and amortization expense decreased 45% to (euro)78.7 million for 2003 from (euro)142.7 million for 2002.

     Other Operating Expenses. Other operating expenses decreased 34% to
(euro)200.6 million for 2003 from (euro)304.4 million for 2002. This was principally due to tight expense controls, a 26% decrease in professional services costs (including consulting fees, auditors' fees and advisory fees) to
(euro)23.2 million in 2003 from (euro)31.3 million in 2002, mainly as a result of significant cost control policies implemented in each of the countries where we operate and a 45% decrease in marketing expenses to (euro)79.1 million in 2003 from (euro)142.9 million in 2002. The decrease in marketing expenses was due in part to the consolidation of Terra's brand name in the markets in which we operate. Marketing expenses relating to our Brazilian, Spanish and U.S. businesses represented 21%, 33% and 28%, respectively, of our total marketing expenses in 2003. As a percentage of net revenues from operations, other operating expenses decreased to 37% for 2003 from 49% for 2002.

     Financial Income (Expense), Net. Net financial income was (euro)57.7 million for 2003 compared with net financial income of (euro)63.5 million for 2002, representing a decrease of 9%. The decline in financial income was due principally to sharp reductions in interest rates and this decline was partially offset by the revaluation of the marketable securities held by Lycos, Inc.

     Amortization of Goodwill. Amortization of goodwill decreased 67% to
(euro)82.3 million for 2003 from (euro)252.6 million for 2002, principally as a result of the consolidation of goodwill written off in 2002 in accordance with the accounting principle of prudence in valuation. The amortization of the goodwill generated in the acquisition of Lycos amounted to (euro)13 million for 2003.

     Equity Share of Affiliate Losses, Net. Net equity share of losses of our affiliates was (euro)34.7 million for 2003 compared with (euro)148.9 million for 2002, primarily as a result of the minor losses of Lycos Europe, Terra mobile (sold in 2003) and Uno-e Bank (valued at put price).

     Extraordinary Income (Expense), Net. Net extraordinary income was (euro)4.5 million for 2003 compared to net extraordinary expense of (euro)1,046.3 million for 2002. This extraordinary income resulted principally from (euro)10 million from the profit in the sale of Terra Mobile, (euro)11 million gain from the sale of the treasury stock in the tender offer, (euro)6 million goodwill impairment,
(euro)3 million tender offer expenses and (euro)2 million from early termination of contracts. Under Spanish GAAP, certain income and expenses, such as those arising from the disposition of fixed assets, can be classified as extraordinary items. Under U.S. GAAP, these amounts would be classified as components of operating income (loss).

     Corporate Income Tax. In 2003, based on the annual study performed, it was concluded that the recoverability of the tax assets recognized was reasonably assured. As a result of a 2002 year-end analysis of recoverability of tax assets, Terra Networks Espana S.A. and Terra Networks Mexico, S.A de C.V. eliminated from their balance sheets the deferred tax assets.

Additionally, Terra Networks, S.A. adjusted its tax assets by (euro)318.9 million. The net effect of these entries and certain other adjustments is that we recorded in our consolidated statement of operations a corporate income tax gain of (euro)0.3 million. The corporate income tax legislation in effect in the countries in which we are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward to offset taxable income in subsequent years. Specifically, the last years for offset of the main tax losses incurred by us are as follows:

     o In Spain, in accordance with changes in the tax law introduced in 2001, tax losses may now be carried forward to offset against taxable income during a period of 15 years, which period commences in the first year in which such company begins to generate income.

     o In Mexico, tax losses may be carried forward to offset against taxable income during a period of 10 years from the year in which they were incurred.

     o In Brazil and Chile, there is no deadline for the offset of tax losses, although in Brazil the amount that the losses offset may not exceed 30% of total taxable income.

     o In Peru and Argentina, tax losses may be carried forward to offset taxable income during a period of four and five years, respectively, from the year in which they were incurred.

     o In the United States, net operating losses (NOLs) may be carried forward for offset in a period of twenty years from the year in which they were incurred, with an additional carryback of two years.

     Minority Interest. Minority interest decreased to (euro)0.5 million for 2003 from (euro)2.4 million for 2002 principally due to the dissolution and liquidation of Bumeran Participaciones, S.L. The (euro)0.5 million refers to the minority interest of OneTravel.com, Inc., a subsidiary company since April 2003.

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

     Revenue Recognition

     Under U.S. GAAP, the SAB 101 and a supplemental Q&A also published by the Staff of the U.S. Securities and Exchange Commission (SEC), offer guidance for a number of transactions based on four requirements, which are: (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller's price to the buyer is fixed or determinable; and
(d) collection is reasonably assured.

     Under Spanish GAAP revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

     Revenues from providing access services consist of the portion of the interconnection fees due to Terra. The revenues from providing Internet access are recorded, under both Spanish and U.S. GAAP, at their gross amount when Terra acts as principal in the transaction and carries the risk of loss for the collection. Only a commission is recorded as revenue from providing Internet access when the criteria as described above are not met. The revenues are recognized when the services are performed.

     The revenues from the sale of advertising are obtained through short-term contracts and payments, which customers make for long-term prominent placing and advertising space on Terra's websites. Under these contracts, Terra guarantees for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized, under both Spanish and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Terra obligations remain at the end of a period in which the collection of the resulting receivables is probable. Terra obligations typically include guarantees of minimum number of "impressions" or times that an advertisement appears in pages viewed by users of Terra's online properties.

     The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within Terra's suite of products as well as from royalties from the sale of goods and services from Terra's websites.

     Terra establishes contracts with vendors by which the vendor pays or agrees to pay a fee to Terra to obtain internet space on Terra's website. Such contracts vary by vendor and they can be: (i) established to display a minimum number of impressions of the vendor's product/advertisement on Terra's portal during an agreed period or (ii) negotiated periodically, where the fees are earned based on a fixed amount. Regardless of the type of contract, a vendor is always entitled to receive stated rights, such as the display of the vendor's products in Terra's portal, either regularly for a specified period of time, or as contracted, in return for an established fee. Such fees are not generally collected up-front, but rather are collected once the service (the impressions) are completely delivered by Terra. Therefore, Terra recognizes the related revenue as earned; that is, once the mentioned contracted service is delivered to the vendor, regardless of whether an online purchase is made by the end-customer, and as long as there are no remaining obligations with the vendor and collection is reasonably assured. In cases where fees are collected up-front, the revenue is deferred and recognized as the service is delivered.

     In the case of royalties from the sale of goods and services through Terra's websites, e-commerce revenues are recognized when the product is delivered to the end-customer, and only if there are no remaining obligations with the customer and collection is reasonably assured. This accounting method is consistent with the revenue and cost recognition criteria followed by the product vendor, as described in EITF 01-9. In cases where there are significant remaining obligations, Terra defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when Terra acts as principal in the transaction, whereas they are recognized net when it acts as an agent in the transaction. Electronic commerce revenues include the revenues from the transactions of Onetravel.com, Inc.

     Under Spanish GAAP, in the transactions of the affiliate Onetravel.com, Inc. in which Terra bills the end customer for the total amount of the fare including taxes, assumes the risk of credit or default on the part of the end customer and has a minimum purchase commitment with its main supplier or is authorized to establish the definitive price to be paid by the end customer, the "Net Sales and Services" caption includes the full amount billed as described in
Note 4 (o). Under U.S. GAAP, the caption "Net Sales and Services" includes only the amount of the net commission that Terra charges for every service to its customers. This different criteria between U.S. GAAP and Spanish GAAP has no effect on Terra's statement of operations.

     The revenues from communication, portal and content services include subscriptions to value-added and communication services and the sale of associated software package licenses. They also include subscriptions to portal services and content and sales of associated software package licenses. These services are provided directly to the end customer or through corporations that distribute them to end customers. The revenues from providing value-added, content and communication services are recorded, under both Spanish and U.S. GAAP, at their gross amount when Terra acts as principal in the transaction and carries the risk of loss for the collection; and they are registered at the time the service is rendered if there are no substantial commitments on the part of Terra remaining and the collection of the resulting receivable is probable.

     Under Spanish GAAP, the revenues from software package licensing are recognized at the time the service is rendered, if there are no substantial commitments on the part of Terra remaining and the collection of the resulting receivable is probable. Under U.S. GAAP, and in accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software support fees are deferred and credited to income on a straight-line basis over the life of the related service contract, which is generally one month. SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. In compliance with SOP 97-2, when vendor-specific objective evidence does not exist to support the fair value of each element in a multiple-element arrangement, all the revenue from the arrangement is deferred and recognized ratably over the life of the related contract for U.S. GAAP purposes (see Note 22.18 to our consolidated financial statements). Corporate services and other revenues include services rendered to companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues are recognized at the moment the service is rendered to the customer.

     Web Site Development Costs

     The Emerging Issues Task Force ("EITF") addressed the issue of accounting for the costs of developing a web site in Issue No. 00-2, "Accounting for Web Site Development Costs ", and concluded that software that is developed by Terra or purchased from vendors represent internal use software covered by SOP 98-1. However, in determining the appropriate accounting for costs incurred for software to be used on Terra's web site, consideration should be given to the following: (1) the guidance provided in SOP 93-7, "Reporting on Advertising Costs", if the web site is to be wholly or partially used for advertising; (2) whether the costs incurred are graphics and software costs or represent content development costs; and (3) the appropriate amortization period.

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

     Content development costs related to preparing, updating and organizing the information presented in the web site have been accounted for pursuant to APB Opinion 17, "Intangible Assets", up to December 31, 2001 and SFAS No. 142 beginning January 1, 2002. The costs of internally developed intangible assets that are not specifically identifiable should be expensed as incurred, while amounts paid to third parties should be recognized as an asset.

     The majority of Terra's software and software related expenditures relate to the development and maintenance of its portal. Under Spanish GAAP, internal and external costs incurred in the planning or conceptual development of Terra's portal are expensed as incurred. Once the planning or conceptual development of a web site enhancement project has been achieved, and the project has reached the application or development stage, the following costs are capitalized as intangible assets:

     o external direct costs of materials and services used in the project, payroll and payroll-related costs for employees who are directly associated with and who devote time to the project (to the extent of the time spent directly on the project); and

     o    interest cost incurred in the development of the project, if material.

     Training and routine maintenance costs are expensed as incurred. Costs incurred that result in enhancements or additional functionality to the web site are capitalized in accordance with the policy described above. Due to the above, there are no significant differences between Spanish and U.S. GAAP.

     During the years ended December 31, 2004, 2003 and 2002, most of Terra's costs are charged to earnings relating to web site development. Those costs relate mainly to the purchase of content or monthly rental fees paid to Terra's suppliers and, accordingly, these costs have been not capitalized.

     Impairment and Disposal of Long-Lived Assets

     In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets", which supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Terra adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The long-lived asset impairment write-downs described in Note 1 have been consistent with the principles established in SFAS No. 144.

U.S. GAAP Reconciliation

     The principal differences between U.S. GAAP and Spanish GAAP relevant to us are the amortization and impairment of goodwill, the recognition of deferred taxes, the effect of translating goodwill at the current exchange rate, the accounting treatment applied to certain business combinations and the application of FASB 115 to certain equity investments. See note 22 to our consolidated financial statements. These differences are as follows:

     o Under Spanish GAAP accumulated translation differences related to foreign affiliates that are disposed of are reclassified from translation differences to reserves upon their sale. Under U.S. GAAP, upon sale of an investment in a foreign entity, the amount attributable to that entity and accumulated in translation differences must be removed from this caption and must be reported as part of the gain or loss on sale or liquidation of the investment. Therefore, the negative translation differences generated under Spanish GAAP as well as additional translation differences arising under U.S. GAAP totaling
          (euro)1,172.1 million have been reclassified to the statement of operations in 2004, contributing principally to a net loss of
          (euro)978 million Under U.S. GAAP compared to net income of (euro)164 million under Spanish GAAP.

     o Under U.S. GAAP, in accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing under a fair value approach. SFAS No. 142 requires the testing of all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value, which is determined using discounted cash flows methodology. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result of this second impairment test of goodwill as of December 31, 2002, the company recorded a noncash impairment charge of (euro)856.7 million, which is reported for Spanish GAAP purposes in the statement of operations as "extraordinary expenses." Under U.S. GAAP, according to SFAS No. 142, goodwill assigned to a reporting unit is deemed to be impaired if its carrying amount together with the reporting unit's book value exceeds the reporting unit's fair value. The amount of goodwill impairment is the difference between the goodwill carrying amount and its "implied" fair value. In 2002, we recorded under U.S. GAAP an impairment of (euro)147 million. In 2003, an additional impairment of (euro)1.9 million was recorded under U.S. GAAP. In 2004, under Spanish GAAP, we have recorded an impairment of (euro)8.9 million, and under US GAAP an additional impairment of (euro)5.4 million.

     o Under Spanish GAAP, deferred tax assets, including those related to net operating loss carryforwards, are recognized if there is a reasonable likelihood that the deferred tax assets can be realized within a ten-year period from the date on which the assets were generated. For 1999, 2000 and 2001, we recognized such tax assets under Spanish GAAP since we considered their recoverability to be reasonably assured on the basis of the Terra Group's business plan then in force. Under U.S. GAAP, based on relevant considerations, a valuation allowance would be provided in full against the deferred tax assets related to our net operating losses under U.S. GAAP. For Spanish GAAP purposes, based on the annual analysis of income targets in the future, in 2002 the company, in accordance with generally accepted accounting principles, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans. In 2003, no tax credits were recorded under U.S. GAAP. Subsequent to the increase in the participation of Telefonica, S.A. after the tender offer and the purchase of treasury stock (See Note 22.3), the 2004 Shareholders' Meeting of Terra Networks, S.A. approved the inclusion of the Spanish affiliates of the Terra Group in the Consolidated Tax Group of Telefonica since January 1st, 2004. Therefore, any tax loss carryforwards or tax credits arising in 2004 and thereafter will be recoverable by the Telefonica Group. Under both Spanish GAAP and U.S. GAAP, Terra has recorded, in the 2004 statement of income, an income tax benefit of (euro)306 million, which has been recorded against the caption "Short Term loans to Group Companies", since these amounts will be received from Telefonica when the latter utilizes such tax benefits.

     o Under U.S. GAAP, equity investments constituting between 20% and 50% of a company's share capital should be accounted for under the equity method. Investments constituting less than 20% of a company's share capital should be accounted for pursuant to FASB 115 ("Accounting for Certain Investments in Debt and Equity Securities"). Our former subsidiary, Lycos, Inc., had several equity investments in publicly listed companies ranging from 3% to 20% that for purposes of Spanish GAAP, were recorded at market value not exceeding the cost of the investment, as management control was not exercised. Under U.S. GAAP these investments are accounted for pursuant to FASB 115. Accordingly, all unrealized gains or losses are recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet up to the moment these holdings are sold. During 2004 all these investments have been sold prior to the sale of Lycos, Inc.

     o Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is translated using the historical exchange rate on the date the acquisition was consummated. Under U.S. GAAP, all assets, including goodwill and other intangible assets, are translated using the current rate of exchange as of the balance sheet date. With respect to the goodwill associated with the Telefonica Strategic Alliance Agreement, as this contract has been agreed in euros, the goodwill has been translated under U.S. GAAP at the closing exchange rate for February 2003 and the amortization expense has been recalculated over the remaining useful life.

     o Under Spanish GAAP, up-front connection fees from the sale of license software packages are, in most cases, recognized directly to earnings, while under U.S. GAAP if there is no vendor-specific objective evidence of their fair value, these fees are recorded in earnings throughout the expected life of the client relationship, in accordance with SOP 97-2, "Software Revenue Recognition."

     o Under Spanish GAAP, the shares on deposit with finance entities acting as agents in stock option plans are recorded as a capital increase subscribed by these entities. Under U.S. GAAP, the amount is shown as a long-term liability since the banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through an agreement that obliges and entitles the Company to repurchase the shares.

     o In December 2003, we acquired 26,544,652 shares, which covered the stock option plans of employees of Lycos, Inc. These shares are recorded as treasury stock in the long-term investments caption under Spanish GAAP. Under U.S. GAAP, none of these entries would have been recorded. Instead, the options issued in the acquisition of Lycos Inc. would be recorded as purchase price or deferred compensation. Therefore, all of the entries under Spanish GAAP have been reversed under U.S. GAAP.

     o The U.S. GAAP carrying amount of Lycos, Inc. as of October 5, 2004 was higher than that under Spanish GAAP by (euro)9.4 million, as described in note 22.8 to our consolidated financial statements. Accordingly, after the sale of this affiliate, this amount was registered as an additional loss in the sale in the U.S. GAAP statement of operations.

     o Under U.S. GAAP shareholders' equity was (euro)1,249 million at December 31, 2004 compared with (euro)1,635 million under Spanish GAAP. Under U.S. GAAP, shareholders' equity was (euro)2,208 million at December 31, 2003 compared with (euro)2,721 million under Spanish GAAP.

     Under U.S. GAAP net loss was (euro)978 million compared to a net income of
(euro)164 million under Spanish GAAP for the year ended December 31, 2004. We had a net loss of (euro)219 million for 2003 under U.S. GAAP compared with a net loss of (euro)173 million under Spanish GAAP during such period. Please see note 22 to our consolidated financial statements.

     Goodwill represented approximately 5% of our assets at December 31, 2004 and 14% of our assets at December 31, 2003 under Spanish GAAP.

New Accounting Standards

     Statements of Financial Accounting Standards No. 123 (Revised 2004):
Share-Based Payment

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. Terra does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

     Statements of Financial Accounting Standards No. 151: Inventory Costs - An Amendment of ARB No. 43, Chapter 4

     On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

     SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. Terra does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

     Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

     On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

     SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. Terra does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

     SAB No. 107: Shared Based Payment

     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. Terra does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

RECENT DEVELOPMENTS

Sale of Lycos Business

     On October 5, 2004, as part of our strategy of focusing on strengthening our presence in Spanish- and Portuguese-speaking markets, we sold 100% of our stock in Lycos, Inc. to Daum Communications Corp. The sale did not include Terra Networks USA, Inc. (which serves the Spanish-speaking community in the United States) or our stake in Lycos Europe N.V. (which operates a network of European websites and provides a variety of Internet services and content in various languages), which were transferred to us by Lycos, Inc. prior to the sale. Pursuant to the Stock Purchase Agreement, we undertook to indemnify Daum Communications, its subsidiaries and their respective directors, officers, employees, agents, affiliates and assigns for, among other things, losses, liabilities, costs and expenses relating to certain specified matters and legal proceedings arising prior to the sale. Our financial statements include the results of operations of Lycos until September 30, 2004. Lycos accounted for approximately 9.9% of our total operating revenues in 2004 during the first three quarters of the fiscal year during which it was consolidated in our financial statements, compared to 16.1% in 2003 for the full fiscal year, in each case net of the revenues generated by the assets transferred to us by Lycos prior to the sale. In 2004, Lycos, Inc. accounted for approximately 29% of our total advertising and e-commerce revenues compared to 43% in 2003, and approximately 15% of our total communication, portal and content services revenues compared to 23% in 2003, in each case net of the revenues generated by the assets transferred to us by Lycos, Inc. prior to the sale.

Sale of OneTravel.com, Inc.

     On February 11, 2005 Terra Networks, S.A. agreed to sell its stake in OneTravel.com, Inc (54.15% of the share capital) to the United States operator RCG Companies for a pro rata share of the amount to be paid for 100% of OneTravel, which is expected to reach at least U.S.$25.5 million and includes a $2.5 million deposit which was received at signing, $10.5 million to be paid in cash at closing and $12.5 million to be paid in the form of a promissory note convertible into cash or shares of RGC, subject to certain terms and conditions. During fiscal year 2004, OneTravel.com, Inc. accounted for approximately 5% of our total consolidated revenue and 21% of our total advertising and e-commerce revenue.

B.    LIQUIDITY AND CAPITAL RESOURCES

     To date, we have primarily financed our operations from:

     o funds raised in our global initial public offering completed in November 1999 pursuant to which we raised approximately (euro)853 million;

     o capital contributions and short-term debt financing from members of the Telefonica group pursuant to which we raised approximately
          (euro)432 million;

     o a rights offering in September 2000 pursuant to which we raised approximately (euro)2.2 billion;

     o cash held by companies acquired, mainly Lycos, Inc. until our disposition of Lycos in October 2004; and

     o    cash generated from operations.

     Substantially all of the shares offered in the rights offering were subscribed for by Telefonica, S.A.

     As of December 31, 2004, based on our existing business plan, we believe that these sources will be sufficient to meet our present operational funding needs and budgeted capital expenditures. However, any significant acquisition in cash that we make may require additional financing. We cannot assure you that we will be able to obtain sufficient funds to finance our operating losses, make necessary capital expenditures and continue to execute our business plan.

     In 2004, our cash flow from operations was positive, and we expect our cash flow from operations during 2005 to be positive as well. This expectation is a forward-looking statement based on various assumptions regarding our operations, cash flow requirements and other factors and is subject to the risks set forth in "Risk Factors" and elsewhere in this annual report on Form 20-F. Actual results may vary materially from this expectation. Following approval at our shareholders' meeting held on June 22, 2004, on July 31, 2004, we paid a dividend amounting to (euro)2.00 per share, payable to shareholders of record on July 31, 2004, resulting in a total cash payment of (euro)1,136 million. Additionally, on February 23, 2005, Terra's Board of Directors approved a proposal to pay a dividend in the amount of (euro)0.60 per share, which would amount to a total payment of approximately (euro)337 million, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made during the days following the meeting. We intend to retain future earnings, if any, to finance our business. As a result, we do not anticipate making any additional cash distributions in the foreseeable future.

     We expect to fund our future operations, acquisitions, joint ventures and infrastructure improvements to support our strategic plan through a combination of:

     o remaining proceeds from our (euro)2.2 billion September 2000 rights offering;

     o    operating cash flow; and

     o    to the extent necessary, additional equity and debt offerings.

     Amortization of goodwill expense, which affects our results of operations, is not a cash item and therefore does not affect our ability to generate cash or our cash needs.


Capital Expenditures

     Our material commitments for capital expenditures in 2002, 2003 and 2004 related to computer hardware and the acquisition of software. The table below shows our capital expenditures for computer hardware and the acquisition of software during each of the past three years.

                                             Year Ended December 31,
                                        ----------------------------------
                                           2002        2003       2004
                                        ----------------------------------
                                               (thousands of euro)

Hardware                                   13,635      13,510       8,202
Software                                   11,714      14,683      14,717
                                        ----------------------------------
      Total                                25,349      28,193      22,919
                                        ==================================


      We expect our capital expenditures during 2005, 2006 and 2007 relating to computer hardware to be as set forth in the table below.

                                             Year Ended December 31,
                                        ----------------------------------
                                           2005        2006       2007
                                        ----------------------------------
                                             (millions of euro)

Spain                                       6           3          4
Brazil                                      6           6          6
Mexico                                     --          --         --
United States                              --           1          1
Other                                       2           2          2
                                        ----------------------------------
      Total                                14          12         13
                                        ==================================


      In addition, we expect our capital expenditures during 2005, 2006 and 2007 relating to the acquisition of software to be as set forth in the table below.

                                           Year Ended December 31,
                                        ----------------------------------
                                           2005        2006       2007
                                        ----------------------------------
                                              (millions of euro)

Spain                                       16         10         10
Brazil                                       3          3          3
Mexico                                      --         --         --
United States                               --         --         --
Other                                        2          2          2
                                        ----------------------------------
      Total                                 21         15         15
                                        ==================================


     The foregoing amounts are estimates only and our actual capital expenditures may be less than or exceed these amounts. We do not expect to make any material commitments for capital expenditures relating to purposes other than computer hardware and the acquisition of software in 2005, 2006 or 2007.

Cash Flows

     The following analysis of cash flows is based on our consolidated financial statements. To date, we have experienced significant negative cash flows from operating activities resulting from our net operating losses. Net cash used in operating activities as described in Note 22.19 to our consolidated financial statements was (euro)3 million for 2004 compared to net cash used in operating activities of (euro)63 million for 2003 and net cash used in operating activities of (euro)205 million for 2002.

     Net cash provided by investing activities was (euro)90 million for 2004 compared to net cash used in investing activities of (euro)49 million for 2003 and net cash used in investing activities of (euro)126 million for 2002. Net cash provided by investing activities in 2004 related primarily to our sale of Lycos, Inc.

     Net cash used in financing activities consisted of (euro)1,150 million for 2004, net cash provided by financing activities amounted to (euro)5 million for 2003 and net cash used in financing activities amounted to (euro)19 million for 2002. Net cash used in financing activities in 2004 relates to our payment of a
(euro)1,136 million dividend. Net cash provided by financing activities in 2003 mainly relates to return on our existing cash balance. Net cash used in financing activities in 2002 mainly related to a decrease in long-term liabilities.

Debt

     At December 31, 2004, we had no material indebtedness.

     At December 31, 2004, we held no derivative instruments. The Financial income (expense), net caption in the accompanying consolidated statement of operations reflects the effect of the transactions carried out in 2004.

C.    RESEARCH AND DEVELOPMENT

     We continuously seek to improve our existing products, services and systems, to develop new solutions that add value to our customers' user experience and to improve and broaden our portfolio of products. Our focus is on developing broadband-related products, communication and content services, new marketing solutions and the integration of all of these.

     We maintain a close relationship with Telefonica Investigacion y Desarrollo, S.A.U., a subsidiary of the Telefonica group, and also use the services of other companies such as Accenture, DMR or HP, which helped us integrate the new Real Madrid and Barca Terra Spain Football Channels and Terra Music Premium Service. Overall, we implement an active policy of developing new products and of introducing new services and systems jointly with leading market providers.

     As a general policy we develop projects with a worldwide perspective. In some cases, however, global products are adapted to the specific demands or characteristics of each market in order to optimize their local acceptance. Working on a global level helps us to reduce costs and increase efficiencies, while taking into consideration local peculiarities enables us to enhance the success of our products with end users.

     Since January 2004, a global and independent division called `ITD' integrated all of our technology resources, including development, research and operations areas.

     This approach has enabled the swift launch, in 2004, of a successful Photo Log Service in the Latin-American market. A new subscription-based e-mail service (offering automatic classification, antivirus and advanced anti-spamming features with an easy to use user interface) has also been launched in Brazil. Support services for Terra's Central American markets are provided by the Terra Miami Operations Center.

     Under this structure we have continued developing new products in 2004 that we expect to be deployed commercially in 2005. Terra Search Global Platform and Terra Web Log (Blogs) service are two examples of important new products developed in 2004 as "global products" and adapted to local marketing needs.

D.   TREND INFORMATION

     Fiscal year 2004 was challenging for us as we tried to sustain our position as a leading company in our sector. During 2004, we analyzed our position in each of our markets and businesses in order to be prepared to face the various changes that are occurring within the sector.

     o In the access business, we are witnessing a significant growth rate in broadband penetration in the access markets in which we are present.

          In addition, we are noticing an increasing number of bundled communications and content offerings by telecommunications and access providers which go beyond "pure" connectivity (i.e., BT-Yahoo!, SBC-Yahoo, Verizon-MSN). Access speeds are also continuously increasing, generating a greater demand for services and content based on broader bandwidth.

          As a result, competition is increasing significantly in the markets where we are present, and as a result, this could imply diminishing margins in the future.

     o In the basic services business, which mainly includes activities relating to advertising and e-commerce, we concluded that there was a need to establish a certain scale and specialize in certain categories.

          This strategy of scale and specialization has allowed other major Internet product and service providers to become profitable businesses. For example, Google has done it through the monetization of its search engine. Yahoo has leveraged its scale in its domestic market. Finally, Amazon and e-Bay have created profitable businesses based on e-commerce.

          We aim to enhance our position in the online advertising and e-commerce markets in Spain, Latin America and in the U.S. Hispanic market. Where possible, we plan to add extra value to our services by joining forces with other leading Internet product and service providers in order to build sufficient scale in products where the size of operations makes a significant difference, or in very specialized products for which there is significant demand. The overriding objective would be to offer the highest quality and best experience to the users of our portals.

     o The Value-Added Services (VAS) business includes the sale of services or content through subscriptions or stand-alone transactions mainly in the areas of music, games or video (children's cartoons, films, adult content, documentaries, sports broadcasts, etc.). This market is expected to grow exponentially as a result of the growth of broader bandwidths and an increasing level of consumer sophistication.

          In this business, the greatest challenge is to bring these contents and services to a sufficiently large client base in a segmented manner. This approach to the consumer can be achieved through community based communication services such as instant messaging, registration of users to our portal services or through the customer relationships created through our access business.

          In this regard, we believe that we are uniquely positioned to capture this opportunity, primarily by offering bundled packages of high quality VAS to our broad base of access customers and portal users. Consequently, we have decided to reduce our exposure in those markets where we could not leverage our advantage of selling access or our ability to reach Telefonica's access and telecommunications customers.

          Going forward, we believe that the importance of bundling access with portal services, enhanced with other offers like voice and television, is the best way to address customer needs in an efficient way. The proposed merge with Telefonica resulting in the integration of Telefonica assets with our own presents the best value creation opportunity for both companies.

     In addition, the following events could have a financial impact on Terra:

     o Our shareholders' meeting held on June 22, 2004 approved a distribution of (euro)2.00 per share following our positive performance and the different strategic focus resulting from the simplification of our structure. We paid the dividend to shareholders of record on July 31, 2004, resulting in a total cash payment of
          (euro)1,136 million. See "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Dividend Policy."

     o On October 5, 2004, we sold 100% of our stock in Lycos, Inc. to Daum Communications Corp. as part of our strategy of focusing on strengthening our presence in Spanish- and Portuguese-speaking markets. The sale did not include Terra Networks USA or our stake in Lycos Europe, which were transferred to us by Lycos, Inc. prior to the sale. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Recent Developments--Sale of Lycos Business."

     o On February 11, 2005 Terra Networks, S.A. agreed to sell its stake in OneTravel.com, Inc (54.15% of the share capital) to the United States operator RCG Companies for a pro rata share of the amount to be paid for 100% of OneTravel, which is expected to reach at least U.S.$25.5 million and includes a $2.5 million deposit which was received at signing, $10.5 million to be paid in cash at closing and $12.5 million to be paid in the form of a promissory note convertible into cash or shares of RGC, subject to certain terms and conditions. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Recent Developments--Sale of OneTravel.com, Inc."

     o On February 23, 2005, the Board of Directors of Terra has approved Telefonica S.A.'s proposed merger with Terra. The share swap equation of 2 Telefonica shares, each with a par value of one euro, for every 9 Terra shares or ADSs, each with a par value of two euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Board. The merger proposal is subject to approval by the shareholders at the Ordinary General Shareholders' Meetings of both companies. If the merger is effected, Terra will be merged into Telefonica S.A. and will cease to exist as an independent corporate entity, with Telefonica acquiring all of the rights and obligations of Terra by universal succession. Accordingly, upon consummation of the merger, Terra's shares and ADSs will cease to be listed on the Spanish stock exchanges and the Nasdaq, respectively, and the registration of Terra's shares and ADSs with the Securities and Exchange Commission will be terminated. Terra's Board of Directors also approved the payment of a dividend in the amount of (euro)0.60 per share, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made in the days following the shareholders' meeting and before the merger of Telefonica and Terra is recorded with the Commercial Registry.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We do not currently have any off-balance sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table discloses aggregate information about all of our contractual obligations and the periods in which payments are due.

                                                                                  Payments Due by Period
                                                                -----------------------------------------------------------
                                                                             Less than                              After 5
                                                                  Total       1 year       1-3 years    4-5 years    years
                                                                -----------------------------------------------------------
                                                                                   (thousands of euro)
Contractual Obligations
Leases and other ordinary support contract arrangements             12,994      4,726       7,200        1,068          o
Infrastructure and other business-related contract arrangements     68,770     45,760      22,819          191          o
                                                                ===========================================================
      Total contractual obligations                                 81,764     50,486      30,019        1,259          o


     The caption "Leases and other ordinary support contract arrangements" includes our future obligations related to non-operational contracts, and excludes all commercial and infrastructure arrangements. The most significant obligations included under this caption are the overhead real estate lease obligations relating to our headquarter offices in Spain, the United States, Brazil and Mexico. This caption also includes our obligations under real estate maintenance contracts, office support services contracts, and amounts due under our civil responsibility insurance policy.

     The caption "Infrastructure and other business-related contract arrangements" includes all of our commercial and infrastructure arrangements, as well as other contracts which relate directly to carrying on our business activities. The most significant obligations included under this caption are our obligations under communications, hosting and equipment housing agreements, including the connection fee commitments of Terra Brazil and Terra Espana under contracts with Telefonica and other telecommunications service providers, as well as our maintenance fee obligations for the Indefeasible Rights of Use of bandwidth acquired by Terra Espana from Telefonica in 2003 and our obligations under our service and support agreement with Telefonica Empresas relating to the management and operation of our Network Operation Center in Spain. This caption also includes our obligations under portal support and service arrangements, such as our upserver agreements with Doubleclick.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Under the Spanish Corporate Law (Ley de Sociedades Anonimas), the board of directors is responsible for the supervision of management, administration and representation in all matters concerning our business, subject to the provisions of the by-laws (estatutos sociales) and resolutions adopted at general shareholders' meetings. We will endeavor to appoint a majority of the members of the board of directors from outside of the company, including representatives of the significant shareholders and independent directors. Under the generally accepted Code of Good Governance Corporate Practices (Codigo de Buen Gobierno) approved by the Olivencia Commission (Comision Olivencia) and the recent report approved by the Aldama Commission (Comision Aldama), the following persons would not be considered independent directors: persons who have had a significant commercial or business relationship with the company or have been officers of the company during the two years prior to the date of appointment or have family links with the company or with the members of the board of directors.

      Directors are elected by our shareholders to serve a five-year term. A director may be elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders' meeting, when the appointment may be ratified or a new director to fill the vacancy is elected. A director may resign or be removed from office by the shareholders at the general shareholders' meeting. Our by-laws provide that a majority of the members of the board (represented in person or by proxy) constitute a quorum. Resolutions of the board of directors are passed by a simple majority of the directors present or represented at a board meeting.

     During 2002, 2003 and 2004, a series of measures were prepared for purposes of ensuring good corporate governance practices and passed by the board of directors of the Company. The most important measures have been summarized below:

     o Internal Regulations of Conduct in Matters Relating to the Stock Exchanges. Terra Networks, S.A. has set up a series of preventive control mechanisms, directed towards avoiding the undue use of inside information, regulation of conflicts of interest and the handling of confidential information within the company.

     o Corporate Standards of Control and Notification of Financial Accounting Information of the Terra Group. A review of the internal control systems related to financial accounting information has been carried out in order to establish rules for disclosure of financial information. The rules are of obligatory application to all the companies in the Terra Group.

     o Creation of an Information and Disclosure Committee and its Regulating Charter. The aim of creating this committee is to introduce best practices to (i) prepare the appropriate processes to guarantee that information disclosed to the markets, whether periodic or specific in nature, is true, clear and complete; (ii) define and establish responsibilities in each of the different stages of the processes; and
          (iii) establish and maintain adequate control and supervision mechanisms over these procedures.

     o Anonymous Complaint Procedure for Employees of the Terra Group on Financial Accounting Matters and Auditing. In order to improve the information system in the Terra Group, employees have been provided with an anonymous mailbox. Employees can direct their complaints related to accounting, internal controls or auditing matters they may identify. The platform used for its development and implementation is the Terra Global Intranet, a multi-lingual communication tool in Spanish, English and Portuguese.

     o Annual Report on Corporate Governance Concerning Financial Year 2003, approved by the Board of Directors following favorable reports by the Auditing and Control Committee of the Board of the Company, on 24 February 2004, aims to provide a detailed explanation of the structures of the system of corporate governance of Terra and its operation in practice, to inform its shareholders and investors. With this Annual Report, the Board of Directors provides the shareholders of the Company in due fulfillment of the obligation established under "Act 26/2003, of 17 July, that amends Act 24/1988, of 28 July, on the Stock Market, and the redrafted text of the Stock Company Act, approved by Legislative Royal Decree 1564/1989, of 22 December, in order to reinforce the transparency of listed stock companies" (Transparency Act). Moreover, information has been included on other matters that may be of interest to shareholders and investors, such as that concerning the work carried out by the Board of Directors and its Committees during financial year 2003, or that on the channels of information of the Company on the market.

     o Regulations of the Board of Directors. In May 2004, the Board of Directors approved the redrafted text of the regulations of the Board adapted to the Transparency Act. The object of these Regulations is to determine the principles of action of the Board of Directors of Terra Networks, S.A. and its Commissions, to regulate its organization and operation and to establish the rules of conduct of its members, in order to achieve the greatest possible degree of efficiency and optimize its management.

     o Corporate Web Page (www.terranetworks.com) constituting another instrument to reinforce transparency and to provide a framework to guarantee and facilitate exercise of shareholder rights in relation to the Company, with particular attention to both shareholders' right to information, and to disclose relevant information of the Company within the markets and shareholders.

     o Regulations of the General Meeting of Shareholders were approved at the shareholders' meeting held on June 22, 2004. These Regulations of the General Meeting of Shareholders of Terra Networks, S.A. aim, within the framework of the laws in force, to reinforce its transparency as a listed stock company, as well as to gather and organise the different aspects of calling, organisation and development of the General Meeting of Shareholders in a single text, to provide the shareholder a framework to guarantee and facilitate exercise of their rights in relation to the governing body of the Company, with particular attention to the shareholders' right to information and to participate in the deliberations and voting, ensuring the maximum diffusion of the calling and proposals of resolutions that are submitted to the General Meeting of Shareholders, all in order to ensure maximum transparency and efficiency in forming the will and decision making by the Meeting.

     Under Spanish corporate law, the board of directors may delegate its powers to an executive committee or delegate committee or to one or more managing directors (consejeros delegados). Spanish corporate law provides that resolutions appointing an executive committee or any managing director or authorizing the permanent delegation of all, or part of, the board's power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated.

     At March 2005, the members of our board and their respective positions were as follows:


                                                                       Current Term
Name                                              Position               Expires            Age
-----------------------------------------------------------------------------------------------
Joaquin Faura Batlle                              Executive Chairman        2009             54
Luis Badia Almirall                               Director                  2008             57
Luis Bassat Coen                                  Director                  2008             63
Jose Alfonso Bustamante Bustamante                Director                  2008             63
Carlos Fernandez-Prida Mendez-Nunez               Director                  2007             60
Fernando Labad Sasiain                            Director                  2005(1)          67
Alfonso Merry Del Val Gracie                      Director                  2005(1)          58
Francisco Moreno de Alboran y de Vierna           Director                  2005(2)          59
Enrique Used Aznar                                Director                  2006             63
Jose F. Mateu Isturiz                             Secretary; Non-Director   2006             49
_____________________

(1) Appointed by the Board of Directors in February 10, 2005. They need to be confirmed in their positions by the annual general meeting.
(2)  His position expires at the next annual general meeting.


     On January 29, 2003, Luis Bassat Coen and Luis Badia Almirall replaced Jesus Maria Zabalza Lotina and Alejandro Junco de la Vega Elizondo. On March 25, 2003, J. Alfonso Bustamante Bustamante replaced Johannes Hendrikus Hubert De Mol. On October 29, 2003, Robert J. Davis stepped down as member of the Board. On December 16, 2003, Joaquim Agut Bonsfills tendered his resignation as the Company's Executive Chairman and Joaquin Faura Batlle replaced Robert J. Davis. Also at the meeting in question, the Board resolved to appoint Joaquin Faura Batlle as the Company's new Executive Chairman to replace Joaquim Agut Bonsfills. On January 27, 2004, Edward M. Philip stepped down as member of the Board. On February 24, 2004, Joaquim Agut Bonsfills and Mr. Luis Ramon Arrieta Durana stepped down from the Board.

     The annual general meeting held on June 22, 2004 confirmed the appointment of Joaquin Faura Batlle as Director for a five-year term. The Board of Directors meeting held on the same date resolved to confirm Mr. Faura as Executive Chairman of Terra.

     At the meeting of the Board of Directors of Terra held on February 10, 2005, Mr. Angel Vila Boix and Telefonica Data Corp. stepped down from the Board. At the same meeting, the Board of Directors appointed D. Alfonso Merry Del Val Gracie to replace Telefonica Data Corp. and Mr. Fernando Labad Sasiain to replace D. Angel Vila Boix, as new members of the Board. The two new Directors are shareholders of Terra, holding five shares apiece.

     None of our directors serve on our board pursuant to any service contract. Of these directors, we consider all to be "external," with the exception of Mr. Faura, according to the definition set forth in our internal company regulation. Our definition of "external director," although similar to the notion of director independence under the U.S. securities laws and/or the Nasdaq marketplace rules, is not consistent with the definition of independence under such rules and the terms should not be considered interchange.

     During 2004 the board of directors met 11 times. As of April 14, 2005 the board of directors had met five times during 2005.

Biographies of Directors and the Secretary to the Board

      Joaquin Faura Batlle was appointed Executive Chairman of our board of directors in December 2003. He joined the Telefonica Group in 2002. He held several positions at Telefonica Group, including general manager of Marketing & Contents at "Telefonica, S.A." and general manager of Marketing and Consumption of "Telefonica de Espana, S.A." Mr. Faura served in various positions at Altadis, PepsiCo, Chupa Chups and Gillette Group. Mr. Faura currently serves on the Board of Directors of Endemol Holding NV. and RUMBO, S.A. ("Red universal de marketing and booking on line, S.A."). Mr. Faura holds a law degree from the University of Barcelona and an M.B.A. degree from IESE, Barcelona, Spain.

     Luis Badia Almirall has served as a director since April 2003. Mr. Badia is vice president and a member of the board of directors of Beta Capital Meespierson and Beta Capital, Sociedad de Valores, S.A., a company which he helped to found in 1985 and where he served as vice president and a member of the executive board. Mr. Badia also currently serves as a member of the board of directors of the real estate group Metropolis, Inmobiliarios y Restauraciones, S.L. and Tejidos Royo. Mr. Badia is a member of the board of the Barcelona Stock Exchange. Previously, Mr. Badia has served as a board member of the directive team of the Financial Analyst Institute in Madrid and Barcelona, and has occupied a variety of director positions at Banco Urquijo from 1971 to 1984. Mr. Badia is also a financial analyst. He holds degrees in law and fiscal and financial studies from the University of Barcelona and has a business degree from INSEAD in France.

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

     Jose Alfonso Bustamante Bustamante has served as a director since April 2003. Mr. Bustamante is currently chairman of Sociedad Andina de Inversiones S.A. as well as of Sociedad Ganadera del Sur S.A. and a member of the board of directors of the following companies: La Positiva Seguros y Reaseguros S.A., Empresa Electrica de Piura S.A, Corporacion Financiera de Inversiones S.A. and Indeco S.A. Previously, he held the position of chairman of the board at the Telefonica Group in Peru from September 1998 to January 2003 as well as at Telefonica Foundation in Peru from January 1999 to March 2003, when he was named member of the board of directors of Terra Networks in Madrid. Mr. Bustamante has also previously served as chairman of the Peruvian Banking Association from 1995 to 1997, and chairman and member of the board of directors of Bancosur, later Banco Santander Central Hispano, for 27 years. He has also served in a variety of governmental positions in Peru from 1993 to 1994. Mr. Bustamante graduated from the Universidad Agraria La Molina in Lima, Peru and later completed post-graduate studies in business administration at the University of Michigan.

     Carlos Fernandez-Prida Mendez-Nunez has served as a director since April 2002. Mr. Fernandez-Prida served as a member of the board of directors of Telefonica Media de Argentina S.A. and Instituto para el Desarrollo Empresarial de la Argentina, among others, and has served on the board of directors of Atlantida de Comunicaciones, Cablevision, S.A. and Asociacion de Empresas de Servicios Publicos Argentina. In 1998, he was appointed as president of Telefonica de Argentina, a position which he occupied until February 2002. He served as president of the Asociacion Espanola para la Investigacion de la Industria de la Madera between 1992 and 1996, and has served on the boards of directors of various companies in Spain and England, particularly in the chemical, forestry and real estate sectors since 1992. Between 1968 and 1981, he was a professor at the Universidad Politecnica de Madrid. Mr. Fernandez-Prida received a degree in engineering from the Universidad Politecnica de Madrid and is licensed in chemical sciences by UNED. He received an executive business degree in general management and corporate management from the Escuela Superior de Administracion de Empresas de Madrid. He completed post-graduate work at the University of Indiana (United States).

     Fernando Labad Sasiain has served as Director since February 2005. Mr. Labad since 2001 serves as Executive Vice President of Telefonica Foundation (Fundacion Telefonica). He served as Chief Operating Officer and Vice President Logistics, in Altadis, S.A. as well as member of the Board in 1999. Previously he held the position of Chief Executive Officer of Tabacalera, S.A. from 1996 to 1999. Mr. Labad served as Chief Executive Officer of Corporacion Industrial Banesto, within the Dorna Group from 1992 to 1996. Prior to that, he served as Chief Executive Officer of Ercros, S.A., which was formed as a result of the merger of Sociedad Anonima Cros and Union Explosivos Riotinto (ERT), where he served as Chief Executive Officer at the time. Previously, Mr. Labad also served as General Director of Administration and Finances in ERT starting in 1983. He served as General Director of Administration and Finances in Altos Hornos de Vizcaya, S.A. between 1962 and 1983. Mr. Labad has a doctorate in Economics from Universidad Complutense de Madrid.

     Alfonso Merry Del Val Gracie has served as Director since February 2005. Mr. Merry del Val served as Chief Executive Officer of Centros Comerciales Continente (Spain) and Chief Executive Officer of Carrefour (Spain). He was named a member of the Executive Board of Promodes in 1990, having started at the company in 1976. Previously he promoted "Jumbo" (hypermarket in Madrid) and in 1973, served as Chief Executive Officer of Pao de Azucar in Spain. His professional life began at Citibank of New York in 1966, and in 1968 he worked as assistant to the General Manager of Merrill Lynch, Italy. Two years later he was named General Manager of I.C. Planning Espana, a subsidiary of Buton Spa, Italy. Mr. Merry del Val has a degree in Economics and Commerce from Bocconi University (Milan, Italy) and has a doctorate in Economics and Commerce from Pavia University (Italy).

     Francisco Moreno de Alboran y de Vierna has served as a director since October 1999. Prior to joining our company, Mr. Moreno de Alboran held various positions at McKinsey & Co. from 1973 to 1999, including as a member of its Directors and Principals Committees (1988-1999), board director (1990-1999), and president of both McKinsey's Spanish (1983-1999) and Portuguese (1983-1996) organizations. He also serves as director in several Spanish and Italian companies and not-for-profit organizations. Between 1969 and 1972, he worked as project manager for a major Spanish construction corporation. Mr. Moreno de Alboran has a degree in engineering from the Universidad Politecnica de Madrid and an M.B.A. degree from INSEAD in Fontainebleau, France.

     Enrique Used Aznar has served as a director since June 2001. Mr. Used is the chairman of Amper, S.A. and Amper Programas and the deputy chairman of Medidata (Brazil). Previously, he held several positions at Telefonica and in the Telefonica group, including chairman of Telefonica Internacional, S.A., Telefonica Moviles, S.A., Estratel and Telefonica Investigacion y Desarrollo, S.A. He has also served as deputy chairman and chief executive officer of Telefonica Publicidad e Informacion and Compania de Telecomunicaciones de Chile. He has also served as a member of the board of directors of Telefonica de Argentina, ATT Network System International and Ericsson (Spain). Mr. Used holds a degree in Telecom Engineering from the Universidad Politecnica de Madrid. He also holds a PADE ("Senior Executive Management Program") from IESE (Universidad de Navarra).

     Jose F. Mateu Isturiz has served as Secretary to the Board of Directors and General Counsel to the Company since April 2001. Mr. Mateu is a current member of the board of directors of Amper, S.A. Prior to joining Terra Networks in 2001, Mr. Mateu was senior counsel and vice secretary of the board of Repsol YPF, S.A., where he held various positions since joining the company in 1988. He has served as member of the board of directors of Gas Madrid, S.A. and chairman of the board of Compania Madrilena del Alumbrado y Calefaccion por Gas, S.A. Mr. Mateu also worked as a government expert to the legal service of the EEC Commission. Mr. Mateu is a member of the Madrid Bar and the SERL of the International Bar Association and is a member of the Roundtable Europe Group. He is a frequent lecturer in European, corporate and tax law and a member of the editorial board of Global Counsel. Mr. Mateu started his career as a state attorney in several ministries of the Spanish government. Mr. Mateu holds a law degree from the Complutense University of Madrid and conducted post- graduate studies to become a state attorney and finance and tax inspector.

Executive Officers and Senior Management

     Our executive officers and senior management and their respective positions at April 14, 2005 are as follows:


                                                                                                                  Year of
Name                                                             Position                               Age      Appointment
----------------------------------------------------------------------------------------------------------------------------
Joaquin Faura Batlle                 President and Executive Chairman                                    53         2004
Elias Rodriguez-Vina Cancio          Chief Financial Officer                                             44         2001
Juan Rovira de Osso                  Executive Vice President--Resources                                 49         2004
Silvia de Jesus                      Executive Vice President--Latin American Operations                 50         2002
Antonio Botas Banuelos               Executive Vice President--Marketing and Global Clients              41         2004
Jose F. Mateu Isturiz                General Counsel                                                     50         2001
Marisa Guijarro Pinal                Senior Vice President--Chief Executive for Terra Spain              42         2004
Luis Velo Puig-Duran                 Executive Vice President--Contents Global Unit                      43         2004
Alfonso Vicente Castillo             Executive Vice President--Innovation, Technology and Development    47         2004


     All of our executive officers and senior management serve at the discretion of the board of directors.

Biographies of Executive Officers and Senior Management

     Elias Rodriguez-Vina Cancio serves as chief financial officer. Prior to joining Terra Networks in early 2001, Mr. Rodriguez-Vina served as business development director for GE Capital Europe for Spain and Portugal and director of mergers and acquisitions for UBS. Mr. Rodriguez-Vina began his career in auditing at Arthur Andersen. Mr. Rodriguez-Vina holds a Law and Economics degree from the University of Comillas (ICADE) and a Masters degree in Tax from the University of Comillas (ICADE) and Business Administration from the University of Navarra (IESE).

     Juan Rovira de Osso serves as executive vice president of Resources. Prior to joining Terra, Mr. Rovira worked at the Telefonica group, which he joined in 1997 as deputy general manager for business development of Telefonica Internacional. Before joining the Telefonica group, Mr. Rovira held several positions at Banco Santander and Banco de Vizcaya, S.A. (the predecessor to Banco Bilbao Vizcaya Argentaria, S.A.) relating to international business. Mr. Rovira holds a law degree from the University of Barcelona and an executive management degree from IESE Business School in Barcelona, which is part of the University of Navarra.

     Silvia Nora de Jesus is Executive Vice President of Latam Operations, responsible for products, commercialization and results for Terra in Latin America (Brazil, Mexico, Chile, Peru, Argentina, Uruguay, Colombia, Venezuela, Guatemala, El Salvador, Honduras, Puerto Rico, Dominican Republic, Nicaragua, Panama and Costa Rica). Prior to this current role, Ms. de Jesus was responsible for Terra Brazil as Country Manager. Before joining TNSA in 1999, Ms. de Jesus was General Director of ZAZ, one of the most important Internet services in Brazil which was acquired by Terra Networks in 1999. She also worked at RBS, a multimedia company with radio, TV, newspaper and cable companies in southern Brazil as CIO of RBS Corporation. Silvia de Jesus holds degrees in chemical engineering and business administration from the Universidade Federal do Rio Grande do Sul, Brazil, and participated in International and Local Business Courses. She also participated in Latu Sensus Business Course of Kellogg College, Northwestern University.

     Antonio Botas Banuelos serves as our Executive Vice President for Marketing. From 1997 until September of 1999, Mr. Botas served as director and general manager of DoubleClick Iberoamerica. From 1995 until 1997, Mr. Botas served in a number of executive positions at Telefonica Publicidad e Informacion, S.A., including director of marketing. From 1991 to 1994, Mr. Botas served as marketing manager of the Royal Life Insurance Company. Mr. Botas is a law graduate of Complutense University of Madrid. He also has an M.B.A. from the IESE in Barcelona, which is part of the University of Navarra.

     Luis Velo Puig-Duran has an industrial engineering degree and an M.B.A. from Madrid Business School. In 1995, he began his career at Antena 3 where he served as General Director of Antenea 3D and Antena 3 Inciativas Comerciales. In January of 2000, he joined Terra Networks, S.A. as General Director of Electronic Commerce until December 2000, when he was named Delegate Director of Antena 3 Television. In May 2002, he joined Telefonica, S.A. as Assistant General Director of Content.

     Alfonso Vicente Castillo has a telecommunications engineering degree from the Universidad Politecnica de Cataluna where he graduated first in his class. He has spent his entire professional career in the Telefonica Group where he served various functions including General Director of Planning of Telefonica Multimedia (1997), Director of Strategy and Technology for Telefonica (1998), Director of Business Development for Spain (2000) and Assistant General Director of Business Development for Telefonica, S.A. in the Corporate Unit of Content
(2002).

     Marisa Guijarro Pinal, who has a degree in Economics from the Universidad Autonoma of Madrid, has spent a large part of her working life with the Telefonica Group. In 1996, she joined Telefonica Moviles as head of the Marketing division in Moviles Espana. She subsequently took on various management positions in Moviles Corporacion. In February 2003, she became head of the Marketing and Corporate Sponsorship Area of the Telefonica Group. Marisa has also held important positions in companies such as United Biscuits, Cadbury Schweppes, Jacobs Suchard and Nielsen.

B.   COMPENSATION

     For the year ended December 31, 2004, the aggregate compensation of all of our directors paid by us was approximately (euro)1.6 million. During the same period, the aggregate compensation of our eight executive officers and members of senior management (who are also not current directors) paid or accrued was approximately (euro)2.4 million.

     The aggregate compensation figures include salary and incentive compensation. Incentives are paid based on individual executive goals and the achievement of Terra objectives.

C.   BOARD PRACTICES

Committees of the Board

     The Board of Directors has established an audit committee and a nominating and compensation committee, and is entitled to establish a delegate committee. Each of the audit committee and the nominating and compensation committee is required by Board regulations to have a minimum of three and a maximum of five external directors. The following is a brief description of the existing committees of our Board of Directors as well as those that the Board is entitled to establish.

Delegate Committee

     The delegate committee would have all of the powers of the Board of Directors other than those powers which are non-delegable pursuant to Spanish corporate law. The Board of Directors of Terra Networks, S.A. decided at its meeting held on February 24, 2004, to revoke the powers granted permanently to the Delegate Committee. Accordingly, Terra Networks, S.A. does not currently have a Delegate Committee.

Audit Committee

     The audit committee is responsible for supervising corporate accounting and auditing, nominating our independent auditor and verifying our compliance with the Internal Regulations of Conduct in the securities markets. During 2004, the committee met 11 times. The following external directors serve on our audit committee: Francisco Moreno de Alboran y de Vierna, Enrique Used Aznar and Luis Badia Almirall. In particular, the audit committee, in accordance with our internal regulation:

     o proposes the appointment of the auditor, the terms and conditions of its recruitment, the scope of its work and the renewal or termination of its mandate;

     o reviews the accounts of the company, monitors the fulfillment of all the legal requirements and the correct application of the generally accepted accounting principles and criteria suggested by the management of the company;

     o serves as the communication channel between the board of directors and the auditor, assesses the results of each audit carried out and mediates and arbitrates should differences arise between the board of directors and the auditor in connection with the principles and criteria applicable to the preparation of the financial statements;

     o reviews the adequacy and integrity of the internal control procedures followed in the preparation of the consolidated and individual accounts;

     o supervises the fulfillment of the audit contract and ensures that the opinion on the annual accounts and the main contents of the auditors' report is drafted in a clear and accurate way;

     o reviews the prospectuses, annual reports and interim financial information which the company must provide to the markets and its supervisory bodies; and

     o monitors the fulfillment of the Internal Conduct Code in the securities markets, of the Senior Executives Conduct Code and of the Internal Regulation of the board of directors.

     In addition, the Spanish government passed an act regulating new financial measures ("Ley de Medidas de Reforma del Sistema Financiero"), which entered into force in November 2002, which requires all listed companies to create and regulate their audit committees through company by-laws.

     Pursuant to this act, we proposed and our shareholders approved at their annual general meeting held on April 2, 2003, an amendment to our by-laws relating to the composition of our audit committee, previously included in our internal regulation of good corporate practice. This article provides for an audit committee composed of three to five directors appointed by the board of directors. All members of the audit committee must be non-executive directors, defined as those directors who do not exercise management responsibilities within the company or its affiliates. The president of the audit committee is appointed by the committee from among its members, and generally must be replaced every four years, subject to certain exceptions. The audit committee meets quarterly, and whenever appropriate, upon convocation of the president, two of the committee's members or the delegate committee.

Nominating and Compensation Committee

     The nominating and compensation committee is responsible for nominating directors, periodically revising the board's compensation and approving any transaction with a significant shareholder. During 2003, the committee met eight times. The following external directors serve on our nominating and compensation committee: Enrique Used Aznar and Francisco Moreno de Alboran y de Vierna. In particular, the nominating and compensation committee:

     o issues reports on the proposals for the appointment of board members and senior executives of the company and of its subsidiaries;

     o    approves the remuneration of senior executives;

     o    determines the remuneration system for the board of directors; and

     o    issues reports on incentive schemes.

D.   EMPLOYEES

     At December 31, 2004, we had 1,606 employees. The following table breaks down our employees by principal countries or markets in which we operated at December 31, 2004, 2003 and 2002.

                                                         December 31,
                                                -------------------------------
                                                   2004      2003        2002
                                                -------------------------------
Country/Market
      Argentina                                      50        40         46
      Brazil                                        510       486        486
      Caribbean                                       2         2          3
      Central America                                57        59         54
      Colombia                                       35        36         49
      Chile                                          99        99        101
      Spain                                         399       474        491
      Mexico                                        125       222        295
      OneTravel.com, Inc.                           103       137         --
      Peru                                           50        46         44
      U.S. Hispanic and U.S.                         50       425        665
      Uruguay                                        --        --         --
      Venezuela                                       9         7         34
      Headquarters (Spain)                          117       222        226
                                                -------------------------------
            Total                                 1,606     2,255      2,494
                                                ===============================

     We also employ independent contractors to support our research and development, marketing, sales and editorial departments.

     During 2004, we reduced our labor force in our Madrid headquarters by 101 employees as a result of the implementation of our new organizational structure.

     On February 11, 2004, Lycos, Inc. reduced its labor force by 117 employees as a result of the reorganization of its product and services portfolio and the outsourcing of its media sales force to 24/7 Real Media Inc., with which it entered into an agreement for media sales and advertisement placement and analysis services.

     Additionally, during the last quarter of 2004, we restructured our business in Mexico. As a consequence, headcount in Terra Mexico was reduced by about 70 employees and our Mexican offices were relocated to Mexico D.F. from Monterrey.

     We consider our relations with our employees to be satisfactory.

E.   SHARE OWNERSHIP

     At April 14, 2005, according to the data kept by the Company, Mr. Joaquin Faura Batlle, the Executive Chairman, and Mr. Alfonso Merry Del Val Gracie and Mr. Fernando Labad Sasiain, directors, are the only directors or executive officers who own shares of the Company, with individual ownership of five shares each. Those shares were acquired after the public tender offer, for the purpose of being appointed Director by the Board. Therefore, at April 14, 2005, none of our directors or executive officers beneficially owned shares representing one percent or more of our share capital.

     At December 31, 2004, the following directors and executive officers held options to acquire our ordinary shares:

                                  No. of shares       Exercise     Number of options
Name                           subject to options       price     exercisable per year      Expiration date
-----------------------------------------------------------------------------------------------------------
Antonio Botas Banuelos                45,000        (euro)17.78   One-fourth per year        December 2005
                                                                  beginning one year from
                                                                  date of grant
Elias Rodriguez-Vina Cancio           50,000        (euro)17.78   One-fourth per year        December 2005
                                                                  beginning one year from
                                                                  date of grant
Jose F. Mateu Isturiz                 50,000        (euro)17.78   One-fourth per year        December 2005
                                                                  beginning one year from
                                                                  date of grant
Silvia de Jesus                       35,000        (euro)17.78   One-fourth per year        December 2005
                                                                  beginning one year from
                                                                  date of grant
Juan Rovira de Osso                   50,000        (euro)7.51    One-fourth per year        June 2006
                                                                  beginning one year from
                                                                  date of grant

Employee Stock Options

a)   Terra Networks, S.A. Stock Option Plan

     The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18 and December 1, 1999.

     The plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Group companies of a portion of the capital stock of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

     In order to establish the necessary coverage for the plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004. These shares were subscribed in full by the aforementioned banks (see note 1 to our consolidated financial statements). In April 2004, the Barclays contract (formerly the Banco Zaragozano, S.A. contract) was renewed until July 15, 2004 and the Caja de Ahorros y Pensiones de Barcelona contract was renewed until April 30, 2006. On July 15, 2004 Terra Networks, S.A. purchased the stake owned by Barclays Bank (7,000,000 shares) in an over-the-counter transaction. These shares are accounted for as treasury stock, pending their cancellation by our next annual shareholders meeting.

     The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the prospectus presented to the Securities and Exchange Commission in the U.S.

     On December 1, 1999 and June 8, 2000, the Board of Directors, exercising the powers granted to it by the Stockholders' Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

     1. Each of the stock options under the plan entitles the employee to acquire one share of Terra Networks, S.A. at an exercise price of
          (euro)11.81 per share.

     2. The duration of the plan is four years and three months (therefore ending on February 28, 2004), and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

     3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee. In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution of the Stockholders' Meeting of June 8, 2000, and launched pursuant to a resolution of the Board of Directors dated December 22, 2000, which authorized the launch of a second phase of the Stock Option Plan, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Group.

     The main features established by the Board of Directors for this assignment were as follows:

     1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of
          (euro)19.78 per share.

     2. The duration of the plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

     3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

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

     On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to Company executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

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

     On July 22, 2004, Terra's board of directors approved a (euro)2.00 reduction in the exercise price of Terra Networks, S.A. options granted under Terra's stock option plans, with a charge to the "additional paid-in capital" line-item of our balance sheet. The reduction took effect on July 30, 2004, following approval by Terra's Ordinary General Shareholders' Meeting.

     As of December 31, 2004, options on 3,118,810 shares had been assigned to Terra Group employees, executives and directors, all of which relate to the second phase of the plan, as all stock options related to the first phase of the plan have expired. The average weighted stock option exercise price was
(euro)14.21.

     As of December 31, 2004, the Terra Group's executives and directors held 650,000 stock options under the Terra Networks, S.A. Stock Option Plan, the average weighted exercise price of which was (euro)16.37.

     The information on the exercise price of the options granted under the Terra Networks, S.A. Stock Option Plan to Terra employees and not yet exercised as of December 31, 2004, is as follows:

                                                                Weighted Average
                 Range of Prices            No. of Options       Price in the
                    (in euro)              not yet Exercised     Year (in euro)
      --------------------------------------------------------------------------
                    4.48-5.07                      153,400            4.81
                    5.33-6.90                      359,000            6.41
                    7.09-7.51                      124,500            7.26
                   9.68-17.78                    1,746,920           17.14

                                                                Weighted Average
                 Range of Prices            No. of Options       Price in the
                    (in euro)              not yet Exercised     Year (in euro)
      --------------------------------------------------------------------------
      Total outstanding options at 12/31/04      2,383,820           14.21

     The information on the exercise price of the options granted under the Terra Networks, S.A. Stock Option Plan to employees of Lycos, Inc. following our acquisition of Lycos, Inc. in October 2000 and not yet exercised as of December 31, 2004, is as follows:

                                                                Weighted Average
                 Range of Prices          No. of ADS Options      Price in the
                    (in US$)              not yet Exercised      Year (in US$)
      --------------------------------------------------------------------------
                   Under 4.24                  17,500                2.87
                   4.24-4.70                    3,000                4.50
                   4.71-5.40                   75,000                4.83
                   Over 5.40                  639,550               16.56

  Total outstanding options at 12/31/04       735,050               14.99


b) Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc.

     Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to assume the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

     On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares;
(ii) the transfer to Citibank, N.A. (as Agent Bank) of all the options on Lycos, Inc. shares so that they could be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

     As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

     As described in note 1 to our consolidated financial statements, on December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the shareholders' meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. held by the Agent Bank for the stock option plans assumed by the Company as a result of the integration of Lycos, Inc. The shareholders' meeting of June 22, 2004 approved the reduction of our share capital through the cancellation of the remaining 26,507,482 shares.

     On July 22, 2004, Terra's board of directors approved a (euro)2.00 reduction in the exercise price of Terra Networks, S.A. options granted under Terra's stock option plans, with a charge to the "additional paid-in capital" line-item of our balance sheet. The reduction took effect on July 30, 2004, following approval by Terra's Ordinary General Shareholders' Meeting.

     Pursuant to the Stock Purchase Agreement we entered into with Daum Communications Corp. on July 30, 2004 for the sale of Lycos, Inc., Daum Communications undertook to cause Lycos to take all commercially reasonable steps, at our cost and expense, to facilitate and process any exercises of options granted under Terra's Stock Option Plans to the extent such options are then exercisable. Consequently, while we remain fully liable for the purchase options on shares of Terra Networks, S.A. granted to the employees, executives and directors of Lycos, Inc. under the Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc., we rely on Lycos, Inc. to provide us with information on our outstanding liability in respect of such options.

     At October 5, 2004, the date of the sale of Lycos, Inc., 11,575,387 purchase options on shares of Terra Networks, S.A. granted to the employees, executives and directors of Lycos, Inc. under the Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc. and the Terra Networks, S.A. Stock Option Plan remained outstanding.

     The information on the exercise price of the options granted under the Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc. and not yet exercised as of December 31, 2004, is as follows:

                                                               Weighted Average
                 Range of Prices         No. of ADS Options    Price in the Year
                    (in US$)             not yet Exercised        (in US$)
      --------------------------------------------------------------------------

                  Under 5.46                 1,012,338               3.69

                  5.46-10.88                   162,296               9.03

                 10.89-16.32                 4,285,262              13.39

                 16.33-32.69                 4,668,293              26.13

Total outstanding options at 12/31/04       10,128,189              18.22

     Based on information received from Lycos, Inc., during fiscal year 2004, the employees, executives and directors of Lycos, Inc. had exercised 1,089,238 options, and, as of December 31, 2004, had the right to exercise an additional 10,128,189 options granted under the Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc., the average weighted exercise price of which was US$18.22.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     At February 23, 2005, according to the information available in the public registers of the Spanish National Securities Market Commission, beneficial owners of 5% or more of our voting stock were as follows:

                     Identity of        Number      Percent
Title of Class    Person or Group     of Shares    of Class
-----------------------------------------------------------
Ordinary          Telefonica, S.A.   436,205,419    75.87%

     The Telefonica group had a 91.15% interest in us immediately prior to our initial public offering in November 1999. Following our initial public offering and our delivery of our ordinary shares to certain third parties in connection with acquisitions we made during 1999, the Telefonica group's interest in us was 67.0%. The Telefonica group's interest in us was later increased to 70.6% in September 2000 as a result of a rights offering by us pursuant to which Telefonica acquired its pro rata portion as well as all shares not subscribed for by other shareholders in accordance with the terms of a rights offering agreement entered into by us, Telefonica and Lycos in connection with our agreement to acquire Lycos. The Telefonica group's interest was reduced to 36.3% in October 2000 as a result of our combination with Lycos.

     On May 28, 2003, Telefonica, S.A. launched a public tender offer to acquire 100% of our outstanding shares that it does not currently own. The CNMV, the Spanish securities commission, approved the prospectus filed by Telefonica, S.A. for the tender offer on June 19, 2003. The offer price was
(euro)5.25 per share, payable in cash. The tender offer had a one-month acceptance period beginning on June 23, 2003, the day the offer was published, and ending on July 23, 2003. Following a meeting of our board of directors on June 26, 2003, we announced on June 27, 2003 that, consistent with the independent fairness opinions rendered by the financial advisers appointed by the board, the board, based on the unanimous recommendation of the independent directors, considered the current terms and conditions of the tender offer to be fair and for the benefit of the Company and its shareholders. Our board announced, based on the unanimous recommendation of the independent directors, that it considered as positive Telefonica's commitment to implement, during the six months following termination of the offer, whatever measures necessary to continue the listing of our shares or to promote the delisting of the shares (including, if necessary, through a delisting tender offer) if, as a result of the offer, the limited public float does not permit an adequate liquidity on the stock exchanges. Our board affirmed that the Strategic Alliance Framework Agreement entered into between Telefonica and Terra Networks on February 12, 2003 remains in effect and, according to its terms, the tender offer shall not result in any amendments to it.

     The tender offer launched by Telefonica, S.A. was accepted by 54.52% of the stockholders holding the shares on which the offer was targeted, representing 33.60% of the capital stock of Terra Networks, S.A., which, added to the ownership interest already held by Telefonica, S.A. in the capital stock of Terra Networks, S.A., gave Telefonica, S.A. a stake of 71.97% in the Company. On July 25, 2003, Telefonica, S.A. confirmed through a relevant fact disclosure, its decision to waive the minimum limit to which the tender offer had been restricted. Consequently, the resulting direct holding represented 71.97% of the total capital stock of Terra Networks, S.A. During 204, Telefonica, S.A. purchased 3,321,048 shares of Terra Networks on the open market, bringing its direct ownership of Terra Networks to 75.87% at February 23, 2005.

     Our share capital as of December 31, 2004 was 574,941,513 shares and our share capital as of the date of this annual report remained unchanged.

     Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

     At March 23, 2005, approximately 515 record holders in the United States owned an aggregate of 12,406,225 of our ordinary shares in the form of ADSs, representing a total of approximately 2.2% of our outstanding issued share capital at December 31, 2004.

     At April 14, 2005, certain directors, executive officers and other employees held options to acquire our ordinary shares. See "Item 6--Directors, Senior Management and Employees--Share Ownership--Employee Stock Options.

B.   RELATED PARTY TRANSACTIONS

Ongoing Relationships with Members of the Telefonica Group

     We have entered into or expect to enter into a number of agreements and relationships with other members of the Telefonica group relating to services that these companies will provide to us and that we will provide to them.

   Strategic Alliance Framework Agreement

     On February 12, 2003, we entered into an agreement among all parties to the previous Strategic Alliance Memorandum signed on May 16, 2000, i.e., Bertelsmann AG, Telefonica, S.A., our then-wholly owned subsidiary Lycos, Inc., and our holding company Terra Networks, S.A. The new agreement terminates the Strategic Alliance Memorandum and encourages the parties to continue exploring opportunities for the mutual provision of communication, development and content services in the online markets.

     In addition, on the same date, we entered into a separate Strategic Alliance Framework Agreement with Telefonica, S.A. For a description of Telefonica's business, see "Item 4--Information on the Company--Organizational Structure--Our Relationship with the Telefonica Group." The new Strategic Alliance Framework Agreement between Terra and Telefonica responded, on the one hand, to the changes experienced in the Internet business, particularly with respect to the development of broadband technology, and, on the other hand, to the need to adapt the range of products and services we offered to Bertelsmann AG under the prior Strategic Alliance Memorandum to the new conditions referred to above and to the specific needs of the Telefonica group in the markets in which it operates.

     This Strategic Alliance Framework Agreement takes full advantage of the Telefonica group's skills as a connectivity and broad and narrowband access provider, along with the Terra Group's skills as portal, aggregator, supplier and manager of content and services for fixed telephony Internet in the residential, small office/home office (SoHo) and, when so agreed, SME markets. While this Strategic Alliance Framework Agreement does not limit in any way whatsoever our capability to provide Internet access services, the aim of the agreement is to take advantage of synergies and the creation of value for both groups.

     This Strategic Alliance Framework Agreement was entered into for a period of six years ending December 31, 2008 and may be renewed on an annual basis thereafter. See "Item 10--Additional Information--Material Contracts--Strategic Alliance Framework Agreement with Telefonica, S.A."

   Connectivity Agreements

     Historically, we have purchased network-related services from Telefonica group companies for the provision of both our Internet access services and all of our portal-related services. In recent years, we have entered into agreements with Telefonica group companies, typically fixed telephony operators and/or Telefonica Data subsidiaries, in countries where such Telefonica group companies have a presence.

     The most significant connectivity agreements with Telefonica group companies are the following:

     o Agreements entered into between Telefonica de Espana, S.A.U. and our Spanish subsidiary, Terra Networks Espana, S.A.U., under which we are supplied with different communications services relating mainly to the narrow- and broadband access infrastructure required to offer ISP services (i.e., use and operations of IP network resources, wholesale broadband access and IP backbone connectivity). Typically, these agreements contain publicly regulated terms and conditions and are normally drafted to be consistent with model agreements previously approved by the Spanish regulator, since Telefonica de Espana was designated in 1998 as the incumbent operator until 2005 in, among others, fixed telephony and leased line markets.

     o We have other significant connectivity agreements in Spain with Telefonica Empresas Espana, S.A.U. through our Spanish subsidiary, Terra Networks Espana, S.A.U. We have established long-term relationships with Telefonica Empresas Espana for, among others, the outsourcing of the operations and maintenance of our data center in Madrid, the granting of an irrefutable right of use and certain interconnection arrangements based on network use or availability.

     o We also have similar connectivity agreements in Brazil between our Brazilian subsidiary, Terra Networks Brazil, S.A.U. and certain Brazilian subsidiaries of the Telefonica group, since in recent years we have been increasing the number of both our narrow- and broad-band Internet access clients. Thus, we are also increasing our underlying connectivity and network-related needs.

     During the last two years, we intensified our relationship with Telefonica group companies for the provision of network-related services as part of a series of agreements entered into to implement the Strategic Alliance Framework Agreement signed on February 12, 2003, and have outsourced additional services and/or revised some of these relationships in certain countries to adjust them to the terms of the Strategic Alliance Framework Agreement. For example, we grant Telefonica certain exclusive and preferred terms, provided, however, that the terms and conditions entered into are on the most favored customer basis allowed by regulations. This should further enable us to focus on our clients and core business. See "Item 4--Information on the Company--Business Overview."

   Call Center Agreements

     We outsource most of our call centers to Telefonica group companies, namely subsidiaries of Atento Holding Telecomunicaciones, S.A., the business line of the Telefonica group that focuses on providing telephony customer care services. These agreements enable us to provide customer support and we consider these call centers to be our most important customer relationship communication channel. Our customers and potential subscribers can contact us by phone, e-mail and/or through our website (auto-support or chat). Call center customer management includes sales of access and communications services and technical support, e-commerce sales, backoffice, customer care and bad debt recovery and collection activities. Typically, these agreements include service level agreements to ensure quality of services.

     Our most significant call center agreements with Telefonica group companies are the following:

     o Agreements entered into between Atento Brasil, S.A. and our Brazilian subsidiary, Terra Networks Brazil, S.A., under which we outsource our call centers in Brazil. The Brazilian agreements account for our largest geographical expenses in these types of services since call centers predominantly support our pay clients and our largest pay client bases in Brazil.

     o We also have significant call center agreements with Atento Espana, S.A. through our Spanish subsidiary, Terra Networks Espana, S.A.U., and with Atento Peru, S.A. through our Peruvian subsidiary, Terra Networks Peru, S.A.

     For more information, see "Item 4--Information on the Company--Business Overview--Access Services--Customer Support."

   Traffic-Inducement Fees

     In certain countries where we have a presence and where allowed by applicable regulations, the Internet industry has established standards whereby network operators enter into revenue sharing arrangements paying traffic-inducement fees to ISPs in order to incentivize increased volume of traffic on their networks.

     In certain markets, we have managed to entered into similar agreements with members of the Telefonica group, and therefore receive payments from them as a function of the traffic (volume of minutes) we generate for their network. Since we are a leading ISP in the countries where we operate Internet access services, traffic-inducement fees tend to amount to a significant revenue stream for us.

     We began earning traffic-inducement fees in Spain in October 1999, in Guatemala in May 2000, in El Salvador in July 2000, in Chile in the first quarter of 2000 and in Brazil in August of 2003.

     See "Item 4--Information on the Company--Business Overview--Access Services--Revenues."

   Portal Services Agreements

     Over the last few years, we have strengthened our relationship with Telefonica group companies, namely fixed telephony operators offering Internet access services, in the provisioning of portal development and maintenance services, and licensing of software packages. These services that we provide to Telefonica group companies enable them to supplement their connectivity offer and incorporate online content and services, which increases usage and/or appeal of the Telefonica group companies' Internet access offering. In exchange, we are typically paid by Telefonica group companies on a per user license and service maintenance basis, while we normally reserve the right to exploit advertising and/e-commerce opportunities on the portals we develop and operate for Telefonica group companies.

     Our most significant portal services agreements with Telefonica group companies are the following:

     o Agreement entered into between Telefonica de Espana, S.A.U. and our Spanish subsidiary, Terra Networks Espana, S.A.U., under which we develop certain Internet portals and subportals, namely for Telefonica Net and subportals for Telefonica de Espana, S.A.U.'s residential narrow- and broadband clients and Telefonica de Espana, S.A.U.'s SME clients. We also maintain and operate such portals through the licensing of software packages which enable Telefonica de Espana, S.A.U. to offer value-added services to its clients.

     o Agreement entered into between Telefonica de Espana, S.A.U. and our Spanish subsidiary, Terra Networks Espana, S.A.U., under which we develop, maintain, operate and sell access to a recently launched pay broadband portal named Mundo ADSL that targets ADSL subscribers in Spain. Mundo ADSL has been designed to capture additional ARPU (Average Revenue Per User) from ADSL subscribers in Spain. We are paid by Telefonica pursuant to this agreement on a per user license and service maintenance basis and on a revenue sharing basis.

     o Similarly, our Brazilian subsidiary, Terra Networks Brazil, S.A., entered into an agreement with Assist Telefonica, S.A. for the development, maintenance and operation of Internet portals in Brazil, such as iTelefonica.com.br. We also maintain and operate such portals through the licensing of software packages which enable Assist Telefonica, S.A. to offer value-added services to its clients.

     The signing of the Strategic Alliance Framework Agreement on February 12, 2003 has enabled us to enhance the aforementioned relationships and may allow us to establish similar or better agreements in other geographic markets where Telefonica group companies offer narrow- and/or broadband Internet access services. Accordingly, we have plans to launch portals similar to the ones described above in other markets in the very near future.

   Advertising Agreements

     As a result of the Strategic Alliance Memorandum signed on May 16, 2000, among us, our then wholly-owned subsidiary, Lycos, Inc., and Bertelsmann AG, our largest advertiser worldwide during the years 2000, 2001 and 2002 was the Bertelsmann group. Our second largest advertiser during that period was the Telefonica group. Since the signing of the Strategic Alliance Framework Agreement on February 12, 2003, our largest advertiser has been the Telefonica group. We are confident that this will continue to be the case for the duration of the Strategic Alliance Framework Agreement (i.e., through December 31,
2008), since the Telefonica group has undertaken to purchase a minimum volume of online advertising spaces on our Internet portals.

     Generally, advertising campaigns on our portals are conducted under insertion orders subject to our general terms and conditions for online advertising. However, from time to time we negotiate advertising framework agreements with our largest advertisers who commit to purchasing advertising spaces from us on at least a yearly basis. Accordingly, several of our subsidiaries are entering into such advertising framework agreements with Telefonica group companies to fulfill the commitments set forth in the Strategic Alliance Framework Agreement.

     See "Item 4--Information on the Company--Business Overview--Advertising and E-commerce Services--Advertising and E-commerce Revenue Model."

   Other Relationships

     o Telefonica Publicidad e Informacion, S.A. (TPI)--TPI publishes yellow and white pages directories and provides some of our Spanish and Latin American Internet portals with such online services. Furthermore, we reached an agreement to display certain sponsored links and other online advertising formats within the search service of our main internet portal targeting internet users in Spain (i.e. www.terra.es).

     o Telefonica Finanzas, S.A.--We obtain cash management services from this company.

     o Telefonica Investigacion y Desarrollo--Under a master agreement we have with this company, we decide to outsource certain research and development services to them from time to time.

     o T-Gestiona--This company provides management, administrative and other related services to us in several countries, such as legal, accounting and human resources.

     o Fonditel--This company manages the pension plans we offer to certain of our employees.

     o    Antares--This company provides our employees with health insurance.

     o Pleyade--This company provides our employees with life insurance policies.

     See "Item 4--Information on the Company--Organizational Structure."

     The portion of our total operating revenues and expenses represented by transactions with Telefonica group companies is detailed in note 16 to our consolidated financial statements.

   Certain Transactions

     We also utilize services provided by Telefonica, S.A. and its subsidiaries, such as the leasing of circuits, cash-management services, the obtaining of reference information and other services. Costs related to services provided by related parties for the years ended December 31, 2002, 2003 and 2004 were approximately (euro)173 million, (euro)169 million and
(euro)183 million, respectively.

      On February 23, 2005, the Board of Directors of Terra has approved Telefonica S.A.'s proposed merger with Terra. The share swap equation of 2 Telefonica shares, each with a par value of one euro, for every 9 Terra shares or ADSs, each with a par value of two euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Board. The merger proposal is subject to approval by the shareholders at the Ordinary General Shareholders' Meetings of both companies. If the merger is effected, Terra will be merged into Telefonica S.A. and will cease to exist as an independent corporate entity, with Telefonica acquiring all of the rights and obligations of Terra by universal succession. Accordingly, upon consummation of the merger, Terra's shares and ADSs will cease to be listed on the Spanish stock exchanges and the Nasdaq, respectively, and the registration of Terra's shares and ADSs with the Securities and Exchange Commission will be terminated. Terra's Board of Directors also approved the payment of a dividend in the amount of
(euro)0.60 per share, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made in the days following the shareholders' meeting and before the merger of Telefonica and Terra is recorded with the Commercial Registry.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Please see Item 19(a) for a list of financial statements filed under Item
18.

Legal Proceedings

     There are no material legal proceedings pending or to our knowledge threatened against or affecting us except as noted below.

     Terra Networks, S.A. and certain of our directors and officers who worked for us in 1999 at the time of our initial public offering in the United States have been named as defendants in five lawsuits filed in the United States. These lawsuits were consolidated into one amended complaint which is related to numerous purported class actions (over 1,000) filed in the Southern District of New York against certain issuers of securities in initial public offerings, certain individual directors and officers of those issuers, and the underwriters of those initial public offerings, purportedly on behalf of purchasers of stock in the initial public offerings or the aftermarket. The complaints allege principally that the financial institutions underwriting the initial public offering assigned shares to certain customers in exchange for those customers agreeing (i) to purchase shares in the aftermarket at a fixed price to maintain an artificially high market value for the shares and (ii) to pay the financial institutions inflated fees or other remuneration in violation of applicable Securities and Exchange Commission and National Association of Securities Dealers rules and regulations. Because these allegations have been made principally against the underwriters, we, and other companies whose initial public offerings have been the subject of similar allegations, have negotiated the stay of all proceedings brought against the issuers and directors and officers of the issuers until the issue between the plaintiffs and the underwriters is addressed by the court. Additionally, plaintiffs' counsel, issuers and the issuers' insurance companies have initiated a mediation. A settlement in principle has been reached among the plaintiff shareholders, the issuers (including Terra Networks, S.A.) and the issuers' insurance companies. According to the terms of the settlement, the issuers, including Terra, and their insurance companies undertake to guarantee a certain sum of money on condition that the plaintiffs do not collect such amount from the underwriters. The Company accepted the terms of this settlement agreement on July 22, 2003, conditioned on the acceptance of the other parties. The settlement does not resolve the dispute between the plaintiffs and the underwriters. On February 15, 2005, the settlement was preliminarily approved by the trial judge, subject to minor revisions to the bar order. The court will hold an evidentiary hearing to determine the fairness of the settlement, after which the preliminary settlement would become final, and the actions against Terra and the other issuers would be dismissed.

     On January 31, 2001, IDT Corporation filed a lawsuit in the United States District Court for the District of New Jersey against Terra Networks, S.A., Telefonica, S.A., Terra Networks USA, Inc. and Lycos, Inc. The complaint alleges principally (i) that Terra Networks breached its obligations to deliver a specified number of Terra Networks ordinary shares pursuant to the agreement dated April 2000 (the "Termination Agreement"), which terminated the previous agreement dated October 1999 between the parties and terminated Terra Networks' joint venture with IDT Corporation, (ii) that Terra Networks failed to disclose its negotiations relating to the acquisition of Lycos, Inc. to IDT Corporation during the negotiation of the Termination Agreement and (iii) that Terra Networks breached its obligations pursuant to its joint venture agreement with IDT Corporation. The complaint, as amended in March 2001, seeks an unspecified award of damages. We made a motion to dismiss substantially all of the complaints as a matter of law which the court denied in substantial part in May 2002. In June 2002 the defendants moved for partial reconsideration of the motion to dismiss, and in October 2002 the court granted the motion to dismiss as to the counts related to the performance of the Joint Venture Agreement between Terra and IDT. As a result of the dismissal of these counts, Terra Networks USA is no longer a defendant. In July 2002, IDT moved to amend the second amended complaint to add a claim under Section 20(a) of the Securities Exchange Act of 1934 against Telefonica. This proposed claim asserts that Telefonica is subject to "controlling person" liability for the fraud, allegedly committed by Terra in its negotiations with IDT. In September 2002, a magistrate court granted IDT's motion and Telefonica has filed objections to this ruling with the district court. Terra Networks, S.A. filed counterclaims against IDT. In July 2003, defendants filed motions with the Court asking that summary judgment be granted as to IDT's claims, including those asserted against Telefonica. On September 1, 2004, the District Court upheld the Magistrate Judge's September 2002 ruling granting IDT permission to assert the Section 20(a) claim against Telefonica in a Third Amended Complaint. Terra and Telefonica then filed answers denying the allegations of the Third Amended Complaint. In its Answer, Terra reasserted its counterclaims against IDT.

     On September 27, 2004, Telefonica filed a motion asking that the Third Amended Complaint be dismissed based on lack of personal jurisdiction. On March 2, 2005, the District Court granted the motion as to specific jurisdiction over Telefonica based on contacts of its subsidiaries, and denied the motion as to jurisdiction based on Telefonica's nationwide contacts, without prejudice to renew the motion following limited discovery. In light of the planned acquisition by Telefonica of the outstanding common shares of Terra, Telefonica has indicated to the Court that it is considering not renewing its motion to contest personal jurisdiction in this matter.

     On September 30, 2004, the District Court issued decisions resolving two of the summary judgment motions filed by defendants in July 2003. Specifically, the Court granted Lycos, Inc.'s motion and dismissed Lycos from the action. The Court denied Terra's motion for summary judgment, which argued that IDT waived any claim for fraud. The Court did not rule that there was no waiver; rather, it held that it was up to the jury to decide if there has been a waiver.

     On March 8, 2005, the District Court ruled on defendant's other summary judgment motion, denying the motion as to plaintiff's fraud claims and granting summary judgment to plaintiff on plaintiff's breach of contract claim to deliver an additional 250,000 shares of Terra stock. The Court also ruled on IDT's motion to dismiss Terra's counterclaims, dismissing counterclaims one through five on the basis that rescission of the Termination Agreement is not an available remedy, and denying the motion as to the sixth counterclaim for breach by plaintiff of the Termination Agreement. Terra has moved for reconsideration of the Court's ruling as to the element of the fifth counterclaim asserting a breach of contract claim which, based on the reasoning of the Court's March 8, 2005 Opinion, appears to have been dismissed in error.

     Plaintiff's Third Amended Complaint does not specify the damages allegedly suffered by IDT. Both sides have disclosed expert reports relating to the question of damages in the event that IDT establishes liability against defendants. Defendants' experts opine that IDT has not suffered any damages. IDT's experts have offered a theory of "lost opportunity" damages in excess of one hundred million dollars. The District Court, in its March 8, 2005 Opinion, stated that "out-of-pocket" damages is the standard measure for securities claims such as those asserted by IDT. IDT has offered no expert opinion that it has suffered any out-of-pocket damages. Defendants intend to move to strike IDT's damage theory as untenable as a matter of fact and law.

     A pre-trial judicial conference, together with the deadline for a pre-trial order summarizing the claims, responses and evidence to be submitted by the parties to the suit, has been scheduled for June 14, 2005. A briefing schedule for motions addressed to plaintiff's theory of damages and other remaining substantive legal issues has been set for the summer of 2005. According to the Magistrate Judge responsible for management of the case, the trial will most likely not commence before spring 2006. Terra's auditors, Deloitte & Touche Espana, S.L., have included an emphasis paragraph in their report on our consolidated financial statements stating that their opinion on our consolidated financial statements is subject to the effects of any adjustment that might have been required had the final outcome of the IDT litigation been known as of December 31, 2004. Terra believes, on the basis of the opinion of its legal counsel, that it has strong defenses to IDT's claims. However, we cannot predict the outcome of any trial or its effect on our business, financial condition or results of operations.

     The minority stockholders of Bumeran Participaciones, S.R.L. (liquidated company) have filed complaints contesting the resolution adopted at the Stockholders' Meeting of December 18, 2002 to dissolve the company and appoint a liquidator. They are seeking to have the courts set aside the aforementioned resolution to dissolve Bumeran Participaciones, S.R.L. having petitioned the relevant court, unsuccessfully, to stay the resolution as an injunctive measure. Notwithstanding the above, two arbitration proceedings have been filed, by Master Equities, in the first case, and the rest of minority stockholders of Bumeran, in the second case. On March 15, 2004 the arbitrator dismissed the claims asserted against Terra in both arbitration proceedings. On June 24, 2004, the minority stockholders' claims were rejected and the legal proceedings dismissed. One of the claimants (Master Equities) has appealed the decision to the Provincial High Court of Madrid (Audiencia Provincial de Madrid). These proceedings are still pending. The Company, based on the opinion of its legal counsel, believes that the outcome of these proceedings, however decided, will not have a material adverse effect on our business, financial condition or results of operations.

     In May 2001, we brought a breach of contract suit against a third party with whom we had negotiated to obtain our domain name, "terra.com.ar," in Argentina. We have succeeded in obtaining a preliminary injunction preventing the opposing party from transferring the domain name pending the outcome of the suit. We have paid a total of $3,000 pursuant to a contract for the exclusive use of the domain name. However, the opposing party is contesting the existence of the contract, alleging that the sum paid was merely a negotiation fee. The court is in the process of examining the evidence, primarily in Spain through the corresponding rogatory commissions. Due to the lack of precedents in this field of law, we cannot predict how the Argentine courts will rule based on the evidence. Although we believe our maximum possible exposure in the event of an unfavorable ruling is limited, we cannot rule out the possibility that the injunction may be lifted by the Argentine courts, and that we may be required to indemnify the party for any damages caused by unauthorized use of the domain name.

     Following the May 28, 2003 announcement by Telefonica of a tender offer for 100% of our outstanding shares, a putative class action was filed on May 29, 2003 by Tish and Glezerman with the Supreme Court of the State of New York, County of New York by a shareholder of Terra Networks, S.A. against Telefonica, S.A., Terra Networks, S.A. and certain current and former directors of Terra Networks, S.A. The plaintiff claims that the defendants have breached their fiduciary duties to the shareholders of Terra Networks, S.A., that Telefonica, S.A. is abusing its dominant position as a majority shareholder by imposing an unfair and inadequate price per share on the minority shareholders and that the per share price is not the result of arm's length negotiations but was fixed arbitrarily to cap the market price of the shares. The relief sought by the plaintiff includes an injunction against the tender offer, an accounting for all profits and any special benefits obtained by the defendants as a result of the alleged unlawful conduct, and costs and disbursements. The litigation process has been inactive since the complaints were filed. We believe that even if the outcome is unfavorable to us it will not have a material adverse effect on our business, financial condition or results of operations.

     Terra Networks, S.A., Telefonica, S.A. and certain individuals purported to be directors of either Terra or Telefonica have been named as defendants in a class action brought by an individual holder of Terra American Depository Shares, as representative of a purported class of all Terra shareholders. The suit was filed on February 22, 2005 in the Supreme Court for the County of Westchester, New York, and seeks to enjoin the pending merger transaction in which Telefonica plans to acquire all of the outstanding shares and ADSs of Terra that it does not already own. The plaintiff's class action complaint alleges breaches of common law duties to Terra shareholders, and seeks unspecified damages as an alternative remedy if the transaction is consummated. On March 28, 2005, Terra served and filed its answer to the plaintiff's class action complaint, denying the substantive allegations and asserting numerous affirmative defenses. On the same day, Terra notified the removal of the litigation from New York State Court to the U.S. District (Federal) Court for the Southern District of New York. To Terra's knowledge, no other defendant has been served with the class action complaint, and the case remains in a preliminary phase.

     ADICAE filed a claim against Terra Networks S.A., as well as against certain advisors of Terra Networks, S.A. and Telefonica S.A., in connection with the tender offer made by Telefonica S.A. On April 13, 2004, the Examining Central Tribunal (Juzgado Central de Instruccion) decided not to admit the claim. The plaintiff appealed the decision and the appeal was rejected by the Tribunal, pending the Tribunal's resolution of a performance bond imposed on ADICAE, in order to appeal before the Supreme Court (Tribunal Superior).

     On January 19, 2005, Universal Communications Systems, Inc. and Michael J. Zwebner filed a purported class action complaint, naming Terra Networks, S.A., Lycos, Inc. and several "John Doe" individuals as defendants. The complaint asserts three counts against Terra Networks, S.A.: (1) Fraudulent Security Transactions, under Fla. Stat. Sec. 517.301; (2) Cyber Stalking, under 47 USC Sec. 223; and(3) Diminution of Trade Name, under Fla. Stat. Sec. 495.151. We have moved to quash the summons and dismiss the complaint, challenging the assertion of personal jurisdiction over Terra Networks, S.A. in the Southern District of Florida. The motion to dismiss has been fully briefed and Terra Networks, S.A. is presently waiting for a ruling from the Court. The issue of class certification has yet to be briefed or litigated before the Court. We believe that even if the outcome is unfavorable to us it will not have a material adverse effect on our business, financial condition or results of operations.

     Pursuant to the Stock Purchase Agreement entered into with Daum Communications Corp. on July 30, 2004 in connection with our sale of Lycos, Inc. which was completed on October 5, 2004, we have undertaken to indemnify Daum Communications for certain matters arising prior to the sale, including the following:

     o Lycos, Inc. v. Overture Services, Inc. On October 16, 2003, Lycos, Inc. brought a complaint against Overture Services, Inc. in the United States District Court for the District of Massachusetts. The complaint alleges that Overture breached the anti-assignment, confidentiality, and payment provisions of a services agreement dated September 30, 2001 between the parties in connection with Overture's merger with Yahoo!, Inc., a key competitor of Lycos. The complaint seeks declaratory relief and damages in an amount to be determined at trial. Overture brought counter-claims against Lycos for breach of contract and breach of the implied covenant of good faith and fair dealing. Overture also brought a claim for patent infringement against Lycos and a third party, FindWhat.com, Inc. On August 12, 2004, Lycos answered the counter-claims, denying liability, Discovery has now commenced except in relation to the patent claims of Overture, which have been stayed by the Court pending a trial of similar claims between Overture and FindWhat.com in a federal district court in California.

   Dividend Policy

     Prior to 2004, we never declared or paid any cash dividends. In the last quarter of 2003 and in 2004 our cash flow from operations became positive, and we expect our cash flow from operations during 2005 to be positive as well. This expectation is a forward-looking statement based on various assumptions regarding our operations, cash flow requirements and other factors and is subject to the risks set forth in "Risk Factors" and elsewhere in this annual report on Form 20-F. Actual results may vary materially from this expectation. In light of this performance and other considerations, our shareholders' meeting held on June 22, 2004 approved a resolution to make a distribution of
(euro)2.00 per share, payable to shareholders of record on July 31, 2004, which we paid on that date, resulting in a total cash payment of (euro)1,136 million in dividends. Additionally, on February 23, 2005, Terra's Board of Directors approved a proposal to pay a dividend in the amount of (euro)0.60 per share, with a charge against the "Reserve for Shares Issuance Premium" account. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made during the days following the meeting.


ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     Our ordinary shares, nominal value two euro each, trade on the New Market segment of the Spanish stock exchanges and on the Automated Quotation System of the Spanish stock exchanges and are quoted under the symbol "TRR." Our ADSs, each ADS representing one ordinary share, are quoted on the Nasdaq National Market under the symbol "TRRA." The following table summarizes the high and low trading price for our ordinary shares in Spain and ADSs on Nasdaq from January 2000 through April 12, 2005.

                            SPANISH STOCK EXCHANGES

Period                                                         High       Low
-------------------------------------------------------------------------------
                                                                   (euro)
Monthly
April 2005 (through April 12)                                   3.44      3.35
March 2005                                                      3.57      3.40
February 2005                                                   3.67      3.09
January 2005                                                    3.20      2.85
December 2004                                                   3.05      2.79
November 2004                                                   2.88      2.79
October 2004                                                    2.90      2.77

2004
First quarter                                                   5.34      4.80
Second quarter                                                  5.21      4.82
Third quarter                                                   4.96      2.75
Fourth quarter                                                  3.05      2.77

2003
First quarter                                                   5.28      3.86
Second quarter                                                  5.50      4.38
Third quarter                                                   5.31      4.60
Fourth quarter                                                  5.10      4.60
Full year                                                       5.50      3.86

2002
Full year                                                      10.07      3.71

2001
Full year                                                      18.90      5.09

2000
Full year                                                     157.65     10.53

---------
Source:  Reuters

                             NASDAQ NATIONAL MARKET

Period                                                         High       Low
-------------------------------------------------------------------------------
                                                               (U.S. dollars)

Monthly
April 2005 (through April 12)                                   4.47      4.24
March 2005                                                      4.75      4.32
February 2005                                                   4.75      3.97
January 2005                                                    4.20      3.71
December 2004                                                   3.98      3.35
November 2004                                                   3.74      3.48
October 2004                                                    3.62      3.34

2004
First quarter                                                   6.63      5.85
Second quarter                                                  6.25      5.70
Third quarter                                                   6.06      3.25
Fourth quarter                                                  3.98      3.34

2003
First quarter                                                   5.67      4.19
Second quarter                                                  6.95      4.67
Third quarter                                                   6.20      5.22
Fourth quarter                                                  6.00      5.35
Full year                                                       6.95      4.19

2002
Full year                                                       9.00      3.60

2001
Full year                                                      17.63      4.50

2000
Full year                                                     145.25      9.06

---------
Source:  Reuters


B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

Trading on the Nasdaq National Market

     ADSs representing our ordinary shares have been quoted on the Nasdaq National Market since November 1999 and trade under the symbol "TRRA."

Trading on the Spanish stock exchanges

     Our ordinary shares are listed on the New Market segment of the Spanish stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our shares have been listed on the Spanish stock exchanges since November 1999 and trade under the symbol "TRR." As a result of the reduced liquidity of Terra Networks, S.A. shares in the Spanish market resulting from the Telefonica tender offer, the technical assessment committee of the Ibex 35 index has decided to remove Terra Networks from the index, effective January 2, 2004.

Securities Trading in Spain

     The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2004, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

     In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, the Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day's closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

     The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called "static" range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called "dynamic" range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders for a security within the computerized system which exceed any of the above "static" and "dynamic" ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the "static" and "dynamic" ranges will apply over such reference price. The "static" and "dynamic" ranges applicable to each particular security are established and reviewed periodically by the Sociedad de Bolsas, S.A.

     Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from the Sociedad de Bolsas, S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding binding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and if, among other things, the trade involves more than
(euro)300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

     o the trade involves more than (euro)1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

     o the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

     o the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

     o    the Sociedad de Bolsas, S.A. finds other justifiable cause.

     Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas, S.A. by the end of the trading day and published in the Boletin de Cotizacion and in the computer system by the beginning of the next trading day.

   Clearance and Settlement System

     A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the "Spanish Securities Act") under which Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A.U., or Iberclear, was created.

     Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly-owned subsidiary of Bolsas y Mercados Espanoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., has the following functions:

     o bookkeeping of securities represented by means of book entries admitted to trading in the stock markets or in the Public Debt Book Entry Market;

     o managing the clearance and settlement system for the brokerage transactions in the stock markets and at the Public Debt Book Entry Market; and

     o providing technical and operational services directly linked to the registry, clearance and settlement of securities, or any other service required by the Sociedad de Sistemas to be integrated with any other registry, clearance, and settlement systems.

     Iberclear will provide the CNMV, the Banco de Espana, and the Ministro de Economia with the information that these entities may request regarding the registry, clearance, and settlements performed within the systems managed by Iberclear.

     Transactions carried out on the Spanish stock exchanges are cleared and settled through Iberclear. Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

     o the member entity appearing in the records of Iberclear as holding the relevant shares in its own name or

     o the investor appearing in the records of the member entity as holding the shares.

     The settlement of any transaction must be made three business days following the date on which the transaction was carried out.

     Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner's request the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity's name.

     Brokerage commissions are not regulated. Brokers' fees, to the extent charged, will apply upon transfer of title of shares from the Depositary to a holder of ADRs in exchange for such ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

Spanish Securities Market Legislation

     The Spanish Securities Act (Law 24/1988) which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

     o established an independent regulatory authority, the CNMV, to supervise the securities markets;

     o established a framework to regulate trading practices, public offerings, tender offers and insider trading;

     o    required stock exchange members to be corporate entities;

     o required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

     o    established the legal framework for the Automated Quotation System;

     o    exempted the sale of securities from transfer and value-added taxes;

     o    deregulated brokerage commissions; and

     o provided for transfer of shares by book-entry or by delivery of evidence of title.

     Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

     o The concept of the "investment services company" was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

     o An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anonima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

     o The European principle of "single passport" or "single license" was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the "home country principle"), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the "host country principle").

     o Spanish investment services companies wishing to render their services overseas must be authorized to do so. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

     o An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

     On July 8, 2003, in order to increase the transparency of the Spanish financial markets, the Spanish parliament passed the so-called "Transparency Act" ("Ley de Transparencia"), also known as Ley Aldama. The Act regulates the corporate governance structure of listed companies, setting out new reporting obligations and defining the duties of directors and their legal liabilities. The Transparency Act amends the Securities Market Act of 1988 (24/1988) and the Public Companies Act approved by Legislative Royal Decree 1564/1989.

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

Registry and Company's Purposes

     Terra Networks is registered with the Commercial Registry in Barcelona on Page B-217,925, Volume 32,874. Terra Networks' purpose is to set up activities and provide services in the telecommunications, information and communication fields. Terra Networks may set up Internet and other network-related activities, including those related to access, production, distribution and exhibition of its own or third-party content, portals, e-commerce and any other activities that may exist in these fields in the future, all geared towards meeting market demand. Terra Networks may devote itself, without reservation or limitation of any kind, to any type of lawful business that directly or indirectly contributes to performing the activities included in Terra Networks' purpose described above. The company's purpose is set forth in Article 2 of its by-laws.

Directors

     A director need not be a shareholder to be elected to the board of directors, unless he or she is provisionally appointed by the board of directors itself through co-option (provisional appointment by the board pending shareholder approval), in accordance with the provisions of Article 138 of the Spanish Corporation Law of 1989.

Description of Terra Networks Ordinary Shares

   Dividend Rights

     The shareholders shall vote on how fiscal year profits are to be distributed pursuant to the approved balance sheet. Dividends may be paid out from fiscal year profits or from freely available reserves only if Terra Networks' net worth is no less than the value of the corporate stock, and will not become so as a result of the distribution. All dividends paid out to Terra Networks shareholders shall be in proportion to the capital that they paid in.

   Attendance and Voting at Shareholders' Meetings

     Each ordinary share entitles the shareholder to one vote. Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting.

     Pursuant to the by-laws of Terra Networks and to the Spanish Corporation Law, general meetings of shareholders may be either ordinary or extraordinary. Ordinary general meetings must be convened within the first six months of each fiscal year on a date fixed by the board of directors. As a general rule, extraordinary general meetings may be called from time to time by Terra Networks' board of directors at its discretion or at the request of shareholders representing at least 5% of Terra Networks' share capital. Notices of all shareholders' meetings must be published in the Commercial Registry Official Gazette (Boletin Official del Registro Mercantil) and in a local newspaper within the province of Barcelona at least 15 days prior to the date fixed for the meeting.

     At ordinary general meetings, shareholders are asked to approve Terra Networks' management, the financial statements for its previous fiscal year and the application of its net income or loss. All other matters may be addressed at extraordinary general meetings called for such purpose. Shareholders can vote on these matters at an ordinary general meeting if such items are included on the meeting's agenda.

     Only holders of more than 25 ordinary shares duly registered in the book-entry record maintained by Iberclear at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend shareholders' meetings.

     Terra Networks' by-laws provide that, on the first call of a general shareholders' meeting, a duly constituted general meeting of shareholders requires a quorum of at least one-quarter of our issued share capital. On the second call, there is no quorum requirement. Consideration of extraordinary matters such as modification of our by-laws, changes in our share capital structure, change in the corporate form, mergers, spin-offs, issues of bonds, dissolution and liquidation require on first call a quorum of at least one-half of our issued share capital, and on second call the presence of shareholders representing at least one-quarter of our issued share capital. If, after the second call, the shareholders present or represented constitute less than one-half of our issued share capital, resolutions relating to extraordinary matters may be adopted only with the approval of two-thirds of the share capital present or represented at such meeting. Approval of obligations issuance, capital increase or decrease, transformation, spin off, merger and dissolution, requires a quorum of at least 50% of our issued share capital on the first call and at least 25% of the issued share capital on the second call. The approval of these resolutions requires the affirmative vote of a majority of the shares represented at the first or second call of the annual general meeting if a quorum of at least 50% of the issued share capital of Terra Networks entitled to vote is obtained, or two-thirds of the votes represented at the second call of the annual general meeting if the quorum is less than 50% but at least 25% is obtained.

     Nasdaq Marketplace Rule 4350(f) requires a minimum quorum of shareholders representing at least 33 1/3% of a company's issued share capital in order to duly constitute a general meeting of shareholders. As described above, Terra's bylaws only require a quorum of shareholders representing at least 25% of issued share capital in most cases in order to duly constitute a general meeting of shareholders. Terra's quorum requirement is standard in Spain for similarly situated companies. On November 3, 1999, in connection with the filing of our initial public offering listing application with the Nasdaq Stock Market, we received an exemption from the Nasdaq quorum requirements.

     A shareholders' meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of such meeting was given, and, upon unanimous agreement, shareholders may consider any matter at such meeting.

     A resolution passed at a general meeting of shareholders is binding on all shareholders, subject to Spanish law. In certain circumstances, such as change of corporate purpose or corporate form, Spanish law allows dissenting or absent shareholders to contest resolutions. In the case of resolutions contrary to law, the right to contest is extended to all shareholders.

     Under the Spanish Corporation Law, shareholders who voluntarily aggregate their shares so that they are equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the board of directors. Shareholders who exercise this right may not vote on the appointment of other directors.

   Preemptive Rights

     Pursuant to the Spanish Corporation Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by Terra Networks, including ordinary shares, and for bonds issued which are convertible into ordinary shares. These preemptive rights may be abolished in certain circumstances if shareholders of Terra Networks pass a resolution at a shareholders' meeting in accordance with Article 159 of the Spanish Corporation Law.

   Form and Transfer

     The ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise the shareholders' rights, though joint holders are jointly and severally liable for all obligations arising from their status as shareholders. The Servicio de Compensacion y Liquidacion de Valores, S.A., which manages the clearance and settlement system of the Spanish stock exchanges, maintains the central registry of shares reflecting the number of shares held by each of its member entities (entidades adheridas) as well as the amount of such shares held by beneficial owners. Each member entity in turn maintains a register of the owners of such shares.

     Transfers of ordinary shares quoted on a Spanish stock exchange must be made through or with the participation of a member of a Spanish stock exchange that is an authorized broker or dealer by book-entry registry or delivery of evidence of title to the buyer. The transfer of shares may be subject to certain fees and expenses.

   Reporting Requirements

     Because Terra Networks' ordinary shares are listed on a Spanish stock exchange, agreements with respect to the acquisition or disposition of our ordinary shares must be reported within seven business days of the acquisition or disposal to us, the CNMV, the relevant Spanish stock exchanges and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, where:

     o in the case of an acquisition, the acquisition results in that person or group holding 5% (or successive multiples thereof) of our share capital; or

     o in the case of a disposal, the disposal takes any existing holding of that person or group below a threshold of 5% (or successive multiples thereof) of our share capital.

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

C.   MATERIAL CONTRACTS

Material Contracts

   Sale of Lycos, Inc. to Daum Communications Corp.

     On July 30, 2004, we entered into a Stock Purchase Agreement with Daum Communications Corp., pursuant to which we sold 100% of our holdings in Lycos, Inc. to Daum Communications. The sale was completed on October 5, 2004 for approximately (euro)89 million. The Stock Purchase Agreement was entered into following the conclusion of a competitive sales process undertaken at the instance of Terra and headed by a leading international investment bank which acted as financial advisor to Terra.

     The sale of Lycos was consistent with our strategy of strengthening our presence in the Spanish- and Portuguese-speaking markets and the geographical areas in which the Telefonica Group has significant operations. The transaction did not include Terra Networks USA or Terra's stake in Lycos Europe. We retained these and other financial assets that Lycos, Inc. transferred to Terra Networks, S.A. prior to the sale.

     The sale of Lycos, whose income represented approximately 16% of our total revenue in 2003, did not alter our target of generating a positive net income in fiscal year 2004. Due to a tax credit generated primarily as a result of our sale of Lycos, we reported positive net income for the first time in fiscal year 2004.

     Pursuant to the Stock Purchase Agreement, we undertook to indemnify Daum Communications, its subsidiaries and their respective directors, officers, employees, agents, affiliates and assigns for, among other things, losses, liabilities, costs and expenses relating to certain specified matters and legal proceedings arising prior to the sale. See "Item 8--Financial Information--Legal Proceedings."

     Additionally, Daum Communications undertook under the Stock Purchase Agreement to cause Lycos to take all commercially reasonable steps, at Terra's cost and expense, to facilitate and process any exercises of options granted under Terra's Stock Plans to the extent such options are then exercisable. See "ITEM 6. Directors, Senior Management and Employees--Share Ownership--Employee Stock Options".

   Strategic Alliance Framework Agreement with Telefonica, S.A.

     On February 12, 2003, we entered into a Strategic Alliance Framework Agreement with Telefonica, S.A., which is included as an exhibit to this annual report. This Strategic Alliance Framework Agreement takes full advantage of the Telefonica group's skills as broad- and narrowband access provider, along with the Terra Group's skills as portal, aggregator, supplier and manager of content and services for fixed telephony Internet in the residential, small office/home office (SoHo) and, when so agreed, SME markets. The aim of the Strategic Alliance Framework Agreement is to take advantage of synergies and the creation of value for both groups.

     The Strategic Alliance Framework Agreement has been entered into for a period of six years ending December 31, 2008 and may be renewed on an annual basis thereafter.

     The principal provisions of the Strategic Alliance Framework Agreement can be summarized as follows:

     (i)    Reinforcement of the Terra Group as:

            o exclusive provider of the essential portal elements, use of the brand, aggregator of broad- and narrowband Internet content and services targeting the residential, SoHo and (subject to prior specific agreement) SME segments within the Internet fixed telephony-based access and connectivity services offered by companies belonging to the Telefonica group;

            o preferred supplier of audit, consultancy, management and maintenance services for the Telefonica group's corporate portals;

            o exclusive provider of online e-learning services for all employees of both the Telefonica group and the Terra Group; and

            o preferred supplier of online integrated marketing services for the companies in the Telefonica group.

     (ii) The Telefonica group guarantees to purchase a minimum volume of online advertising spaces on our Internet portals.

     (iii) The companies in the Terra Group shall purchase exclusively from the Telefonica group wholesale Internet access and connectivity services, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

     (iv) The companies in the Terra Group shall outsource to the Telefonica group the management of all or part of the service and/or operation of the network access elements required for the provision of Internet access to residential, SoHo and, when so agreed, SME clients, provided, however, that such outsourcing is undertaken under the most favored customer terms allowed by regulations.

     (v) The companies in the Terra Group shall purchase exclusively from the Telefonica group advanced network services and platforms required to build the Terra service offering to residential, SoHo and (subject to prior specific agreement) SME clients, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

     Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Group a generation of at least (euro)78.5 million per year on average in value, which results from the difference between (i) the operating income generated under the new Strategic Alliance Framework Agreement, together with any cost savings, and (ii) the operating costs directly related to the generation of such income (whether fixed or variable, exclusive or shared, excluding in all cases the structural costs already existing at Terra), together with possible additional investments required by the Telefonica group which are necessary for the development of Telefonica. Under the Agreement, Telefonica must generate for us at least (euro)78.5 million in value per year, for projects that we have a unilateral right to accept, reject or defer. If Telefonica fails to order us services that are worth (euro)78.5 million and we are therefore unable to provide services to Telefonica due to the need for further technological development of the product or service ordered or for any other reason, we may have to defer our recognition of this revenue until a future fiscal year.

     While this Strategic Alliance Framework Agreement does not limit in any way whatsoever our capability to provide Internet access services, this new agreement intends to define the basis for a new model of the relationship between the two groups of companies that improves their respective skills to boost the Internet-related growth of both Terra and Telefonica.

     In the weeks following the execution of the Strategic Alliance Framework Agreement we entered into numerous specific agreements involving as parties companies of both the Terra Group and the Telefonica group. These agreements amend or supplement preexisting arrangements, or establish new relationships which further develop and implement the terms of the Strategic Alliance Framework Agreement. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

     In compliance with the terms of the Strategic Alliance Framework Agreement, in 2004, the annual minimum value was generated for the Terra Group.

     The Strategic Alliance Framework Agreement with Telefonica, S.A., together with all agreements ancillary thereto, could be terminated at Telefonica's option in the event of a change control of Terra Networks, S.A., provided, however, that the change is not caused by (i) the transfer by Telefonica, S.A. of all or part of its participation in Terra Networks, S.A., or (ii) an act or agreement of Telefonica, S.A. with a third party which leads to a change of control that entitles a shareholder other than Telefonica, S.A. to direct the management and administration of Terra directly or indirectly, as the holder of the majority of voting rights or by virtue of agreements entered into with other shareholders. All the agreements entered into pursuant and subject to the Strategic Alliance Framework Agreement would also terminate on that date. Moreover, should such a change of control take place before October 27, 2005, and should Telefonica, S.A. consequently choose to terminate the Strategic Alliance Framework Agreement, Telefonica would be obligated to purchase products and services from the Terra Group during each quarter included between the termination date and October 26, 2005, on the following terms: (i) $50 million for each quarter the first year, (ii) $56.25 million for each quarter the second year, and (iii) $62.5 million for each quarter the third year.

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

     Shares in Spanish companies held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the ADR depositary or Sociedad de Sistema's member. When a foreign investor acquires shares that are subject to the reporting requirements of the Spanish National Securities Commission, notice must be given by the foreign investor directly to the Registry of Foreign Investment in addition to the notices of majority interests that must be sent to the company, the Spanish National Securities Commission and the applicable stock exchanges. This notice must be given through a bank or other financial institution duly registered with the Banco de Espana and the CNMV or through bank accounts opened with any branch of such registered entities.

     Investment by foreigners domiciled in tax haven jurisdictions (countries identified in Royal Decree 1080/1991 (Decreto Real 1080/1991, de 5 de julio)) is subject to special reporting requirements.

Preemptive Rights

     Pursuant to the Spanish Corporation Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by us, including our ordinary shares and for bonds issued which are convertible into ordinary shares. These preemptive rights may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders' meeting in accordance with Article 159 of the Spanish Corporation Law.

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

Purchase of Shares

     Subject to certain exceptions, we may purchase our own shares if:

     o the purchase has been authorized by the general shareholders' meeting by means of a resolution establishing the terms of the purchase, including the maximum number of shares to be purchased, the minimum and maximum purchase price and the duration of the authorization, which authorization shall not exceed 18 months;

     o the aggregate nominal value of the shares purchased, together with that of those shares already held by the company and its affiliates, does not exceed five percent of the share capital of the company;

     o the company is able to meet the special reserve required by the provisions of Article 79.3 of the Spanish Corporation Law of 1989, without decreasing its share capital and reserves; and

     o    the shares to be purchased are fully paid.

     Generally, shares that are not purchased in accordance with the above must be disposed of within one year from the date of the first purchase, cancelled and/or declared void.

     Our shareholders' meeting held on June 22, 2004 authorized the acquisition by us or our affiliates of up to 5% of our share capital, including acquisitions of shares in connection with our employee stock option plans. See "Item 10--Additional Information--Employee Stock Option Plan." This authorization is valid for a period of 18 months from the date of authorization and supersedes previous authorizations.

E.   TAXATION

     The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon U.S. tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990 (the "Treaty"), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

     As used herein, the term "U.S. Holder" means a beneficial owner of one or more shares or ADSs:

     (a) who is, for U.S. federal income tax purposes, one of the following:

          (i)   a citizen or resident of the United States,

          (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, or

          (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source

     (b) who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

     (c) who holds the shares or ADSs as capital assets for U.S. federal income tax purposes;

     (d) who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Terra Networks, S.A.; and

     (e) whose holding is not effectively connected with a permanent establishment in Spain.

     This summary does not address tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, banks, certain other financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities or foreign currencies, retirement plans, persons holding the shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

     If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

     For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts will generally be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

     U.S. Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

Spanish Tax Considerations

   Taxation of Dividends

     Under Spanish law, dividends paid by a Spanish resident company to a holder of shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends at a 15% tax rate.

   Taxation of Extraordinary Distributions

     In 2004, we have made a special distribution consisting of a distribution of paid-in capital. Under Spanish law, this distribution is subject to special tax treatment. In general, the amount of this distribution received in cash or in kind is not taxable under Spanish income tax law but instead reduces the acquisition cost of the shares or ADSs for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of the shares or ADSs, the amount of gain realized will be higher). If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the a rate of shares or ADSs, that U.S. Holder will be subject to tax on the excess at a rate of 15% and be required to file a Spanish Form 210 along with payment of the tax within one month of the distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

   Taxation of Capital Gains

     Spanish income tax is generally levied at a 35% tax rate on capital gains obtained by nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

     Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of at least 25% in our capital during the twelve months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS such U.S. Holder is a U.S. resident within the meaning of the Treaty. Since July 5, 2004, U.S. Holders were required to request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a signed statement by the U.S. Holder declaring that the U.S. Holder was or will be a resident of the United States for the period for which the Treaty benefit is claimed. Spanish law requires that both of these forms be filed within one month from the date in which the capital gain is realized.

   Spanish Wealth Tax

     Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Individuals who hold shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, U.S. Holders who held shares or ADSs located or deemed to be located in Spain on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their tax advisors with respect to the Spanish Wealth Tax.

   Spanish Inheritance and Gift Taxes

     Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 7.65% and 81.6% for individuals. Gifts of shares granted to corporate U.S. Holders are subject to corporate tax which is generally levied at the rate of 35%.

   Expenses of Transfer

     Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax or duties will be levied on such transfers.

United States Federal Income Tax Considerations

   Passive Foreign Investment Company Rules

     We cannot provide U.S. Holders any assurance that we were not considered a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for the 2004 taxable year or that we have not been a PFIC in prior years. PFIC status is determined based on the composition of a company's income and the market value of its assets from time to time.

     If Terra Networks were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition of shares or ADSs would be allocated ratably over the U.S. Holder's holding period for such shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before Terra Networks became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter (an "Excess Distribution"), would generally be subject to taxation as described above. If Terra Networks was a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, then the special distribution paid in 2004 would be treated as an "Excess Distribution" to such U.S. Holder unless the U.S. Holder acquired its shares or ADSs during the taxable year in which it received the distribution.

     If Terra Networks were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADS and the shares of ADSs are "regularly traded" on a "qualified exchange" such U.S. Holder may make a mark-to-market election, which may mitigate some of the adverse tax consequences resulting from Terra Networks' PFIC status. The shares and ADSs will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of shares or ADSs are traded on a qualified exchange on at least 15 days during such calendar year. A "qualified exchange" includes certain exchanges in the United States, including the Nasdaq National Market where the ADSs are traded, and foreign exchanges that are regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are "qualified" for this purpose.

     If a U.S. Holder makes the mark-to-market election, for each year in which Terra Networks is a PFIC, the U.S. Holder generally will include as ordinary income the excess, if any, of the fair market value of the Terra Networks shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, such U.S. Holder's basis in the Terra Networks shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Terra Networks shares or ADSs will be treated as ordinary income.

     Regardless of whether a mark-to-market election is made, dividends paid by a PFIC will not be eligible for the preferential rates applicable to dividends received by certain non-corporate U.S. Holders, discussed below.

     Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns shares or ADSs during any year in which we are a PFIC, the U.S. Holder must file IRS Form 8621.

     We urge U.S. Holders to consult their own tax advisors concerning our PFIC status and the availability and consequences of making the mark-to-market election discussed above.

     The discussion below is applicable to a U.S. Holder if we are not a PFIC for the current taxable year and have not been a PFIC during any year in which the U.S. Holder held shares or ADSs.

    Taxation of Dividends

     Subject to the discussion under "Passive Foreign Investment Company Rules" above, distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Terra Networks' current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated first as a tax free return of capital to the extent of the U.S. Holder's basis in the shares or ADSs and then as capital gains. Terra Networks has not calculated, and does not intend to calculate, its earnings and profits for U.S. federal income tax purposes.

     The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Terra Networks. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

     Spanish taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder's circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct such Spanish taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

    Taxation Upon Sale or Other Disposition of Shares or ADSs

     Subject to the discussion under "Passive Foreign Investment Company Rules" above, a U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between such U.S. Holder's tax basis in the shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     As discussed under "Spanish Tax Considerations-Taxation of Capital Gains" above, gain realized by a U.S. Holder on the sale or other disposition of shares or ADSs may be subject to Spanish tax unless the U.S. Holder provides the relevant Spanish tax authorities with both a certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. U.S. Holders are advised to submit IRS Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the IRS Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities, as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale or other disposition of shares or ADSs and the procedures available for an exemption from such tax.

   Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

     We are exposed to market risk from changes in foreign currency exchange rates due to our operations and investments in countries outside the euro zone, principally countries in Latin America such as Brazil and Mexico. The currency of many Latin American countries, including Brazil and Mexico, and recently, Argentina, have experienced substantial depreciation and volatility in the past and our revenues may decline in value if the local currencies depreciate relative to the euro.

     We have, at times, been exposed to market risk from changes in the market values of equity securities we held for investment. We record such investments on our consolidated balance sheet at the lower of cost or market value. For listed securities, market value is based on the lower of the average market price during the last quarter of the year and the market price at year end. For unlisted securities, market value is based on cost, net, if appropriate, of the required allowance for diminution in value. Substantially all of the equity securities held for investment by us at December 31, 2003 were owned by Lycos, Inc. and were sold as part of Lycos, Inc. in October 2004. At December 31, 2004, we did not hold, and we currently do not hold, any equity securities for investment.

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

     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Luis Badia Almirall is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Luis Badia Almirall and each of the other members of the Audit Committee are "independent" as defined under Nasdaq Marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.

ITEM 16.B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our President and Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer or Controller, or persons performing similar functions within Terra and its subsidiaries. Our code of ethics is incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003. See "Item 19--Financial Statements and Exhibits."

     Consistent with Spanish practice, our code of ethics does not currently apply to our employees, other than the employees listed above. Following the decision of our Board of Directors to accept Telefonica, S.A.'s proposal of merger with Terra (see "Item 5--Operating and Financial Review and Prospects--Trend Information"), we have decided not to amend our code of ethics at this time.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The fees accrued for the fiscal years 2004 and 2003 for the various member firms of Deloitte Touche Tohmatsu, to which Deloitte & Touche Espana S.L., the auditors of the Telefonica Group, belongs, amounted to (euro)1,051 and
(euro)1,390 thousand, respectively.

      The detail of the foregoing amounts, which include the total amounts for the Spanish and foreign companies in which the Terra Group has effective control, is as follows:

                                                                Percentage of
                                              Fee Amount          Total Fees
                                         ---------------------------------------
                                           2004      2003       2004      2003
                                         ---------------------------------------
                                                 (in thousands of euro,
                                                   except percentages)

Audit Fees(1)                               944       823      89.82%    59.21%
Audit-related Fees(2)                        77       429       7.33%    30.86%
Tax Fees(3)                                  20        64       1.90%     4.60%
Non-audit Fees(4)                            10        74       0.95%     5.33%
                                         ---------------------------------------
Total                                     1,051     1,390      100.0%   100.0%
                                         =======================================

---------
(1) Audit Fees: The services included under this caption consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit, statutory audits, comfort letters and consents, attestation services, and assistance with and review of documents filed with the SEC.

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

Audit Committee Pre-Approval Policies and Procedures

     The Audit Committee proposes and approves the appointment of the auditor, the terms and conditions of its recruitment, the scope of its work and the renewal or termination of its mandate. We also have a policy group whose role is to inform the Audit Committee of all audit fees. Furthermore, the Audit Committee is informed of the relevant amount of all other fees.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
     PURCHASERS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (d) Maximum Number (or
                                                                        (c) Total Number of Shares (or    Approximate Dollar Value)
                           (a) Total Number of    (b) Average Price     Units) Purchased as Part of       of Shares (or Units) that
                           Shares (or Units)      Paid per Share (or    Publicly Announced Plans or       May Yet Be Purchased Under
Period of Fiscal Year      Purchased              Unit)                 Programs                          the Plans or Programs
-----------------------------------------------------------------------------------------------------------------------------------
Month #1 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #2 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #3 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #4 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #5 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #6 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #7 (identify
   beginning and
   ending dates)              7,000,000 (1)              2.16                        --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #8 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #9 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #10 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #11 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Month #12 (identify
   beginning and
   ending dates)                   --                     --                         --                              --
-----------------------------------------------------------------------------------------------------------------------------------
Total                         7,000,000                  2.16                        --                              --
-----------------------------------------------------------------------------------------------------------------------------------

(1) On July 15, 2004, Terra Networks, S.A. purchased 7,000,000 of its own shares from Barclays Bank, S.A. at a price of (euro)15,120,000 ((euro)2.16 per share) in an over-the-counter transaction pursuant to agreements between the two entities. These shares were initially acquired by Banco Zaragozano, S.A. (which was subsequently acquired by and merged into Barclays Bank, S.A.) as the agent financial institution for the Terra Networks, S.A. Stock Option Plan for the Terra Group's employees (see note 17-a to our consolidated financial statements). The aforementioned 7,000,000 shares acquired by Terra are currently held as treasury stock and are to be cancelled pursuant to a resolution of Terra's Shareholders' Meeting, if applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) List of Financial Statements

                                                                           Page
                                                                           ----

     Index to Terra Networks Consolidated Financial Statements...........   F-1

     Independent Auditors' Report of Deloitte Touche Tohmatsu............   F-2

     Report of BDO Audiberia relating to Terra Networks Espana, S.A.U. ..   F-4

     Independent Auditors' Report of KPMG Deutsche
        Treuhand-Gesellschaft relating to Lycos Europe N.V.
        dated January 31, 2005...........................................   F-5

     Independent Auditors' Report of KPMG Deutsche
        Treuhand-Gesellschaft relating to Lycos Europe N.V.
        dated January 28, 2004...........................................   F-6

     Consolidated Balance Sheets as of December 31, 2004 and 2003........   F-7

     Consolidated Statements of Operations for the Years Ended
        December 31, 2004, 2003 and 2002.................................   F-9

     Notes to the Consolidated Financial Statements......................   F-11


     Exhibit I...........................................................   F-95

     (b) List of Exhibits

     1.1  Amended and Restated Bylaws (English translation).**

     4.1 Amended and Restated Agreement and Plan of Reorganization dated as of September 20, 2000, among Terra Networks, S.A., Lycos, Inc. and Lycos Virginia, Inc.****

     4.2 Amended and Restated Rights Offering Agreement dated as of May 16, 2000, by and among Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc.****

     4.3 Strategic Alliance Memorandum of Understanding, dated as of May 16, 2000, by and among Bertelsmann AG, Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc.***

     4.4 Strategic Alliance Memorandum of Understanding, dated as of May 16, 2000, by and among Bertelsmann AG, Terra Networks, S.A. and Lycos, Inc.***

     4.5 Letter of Understanding, dated as of May 16, 2000, between Terra Networks, S.A. and Bertelsmann AG.***

     4.6 Letter of Intent, dated as of May 16, 2000, between Terra Networks, S.A. and Bertelsmann AG.**

     4.7 Statement of Intent, dated as of January 4, 2000, between Argentaria, Caja Postal y Banco Hipotecario, S.A. and Terra Networks, S.A.***

     4.8 Statement of Intent, dated as of January 4, 2000, between Argentaria, Caja Postal y Banco Hipotecario, S.A. and Terra Networks, S.A. (English translation).***

     4.9 Letter of Intent, dated as of March 2000, by and among Wit Capital Group, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Terra Networks, S.A., ENBA PLC and the shareholders and optionholders listed therein.***

     4.10 Series B Convertible Preferred Stock Purchase Agreement, dated as of February 3, 2000, by and among Aremate.com, Inc. and Terra Networks USA, Inc.***

     4.11 Agreement for the Supply of Journalistic Content, dated as of April 20, 2000, between Terra Networks Brasil S.A., Agencia Estado LTDA., S.A. "O Estado de S. Paulo," Radio Eldorado LTDA. and Terra Networks, S.A.***

     4.12 Agreement for the Supply of Journalistic Content, dated as of April 20, 2000, between Terra Networks Brasil S.A.,

          Agencia Estado LTDA., S.A. "O Estado de S. Paulo," Radio Eldorado LTDA. and Terra Networks, S.A. (English translation).***

     4.13 Strategic Alliance Framework Agreement, dated as of February 12, 2003, between Telefonica, S.A. and Terra Networks, S.A.**

     4.14 Merger Plan of Telefonica, S.A. and Terra Networks, S.A., dated February 23, 2005.*****

     4.15 Stock Purchase Agreement, dated as of July 30, 2004, between Terra Networks, S.A. and Daum Communications, Corp.

     8.1  List of Subsidiaries.

     10.1 Consent of Deloitte Touche Tohmatsu to incorporation by reference.

     10.2 Consent of BDO Audiberia to incorporation by reference.

     10.3 Consent of KPMG Deutsche Treuhand-Gesellschaft to incorporation by reference.

     11.1 Code of Conduct for Financial Officers*

     12.1 Certification of Joaquin Faura Batlle, President and Chief Executive Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Elias Rodriguez-Vina Cancio, Chief Financial Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---------
* Incorporated by reference to Terra Networks' annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Commission on June 28, 2004.

** Incorporated by reference to Terra Networks' annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on July 2, 2003.

*** Incorporated by reference to Terra Networks' annual report on Form 20-F for the fiscal year ended December 31, 1999 filed with the Commission on June 30, 2000.

**** Incorporated by reference to Terra Networks' registration statement on Form F-4, registration number 333-12208 filed with the Commission on September 21, 2000.

***** Incorporated by reference to Terra Networks' Form 425 filed with the Commission on February 23, 2005.

                      TERRA NETWORKS, S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report of Deloitte Touche Tohmatsu                    F-2
Report of BDO Audiberia relating to Terra Networks Espana, S.A.U.           F-4
Independent Auditors' Report of KPMG Deutsche Treuhand-Gesellschaft
     relating to Lycos Europe N.V. dated January 31, 2005                   F-5
Independent Auditors' Report of KPMG Deutsche Treuhand-Gesellschaft
     relating to Lycos Europe N.V. dated January 28, 2004                   F-6
Consolidated Balance Sheets as of December 31, 2004 and 2003                F-7
Consolidated Statements of Operations for the Years
     Ended December 31, 2004, 2003 and 2002                                 F-9
Notes to the Consolidated Financial Statements                             F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders and the Board of Directors of Terra Networks, S.A.:

We have audited the accompanying consolidated balance sheets of TERRA NETWORKS, S.A. (a subsidiary of Telefonica, S.A., see note 1) and SUBSIDIARIES as of December 31, 2004 and 2003, and the related consolidated statements of operations for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Terra Networks Espana, S.A. and Lycos Europe, N.V. for each of the three years in the period ended December 31, 2004, which statements reflect total assets, income (loss) before taxes and revenues representing 8.5%, 7.49% and 40.13% in 2004, 5.22%, (0.01)%
and 33.87% in 2003 and 3.33%, (9.60)% and 16.21% in 2002, respectively, of the related consolidated totals. The financial statements of Terra Networks Espana, S.A. and the amounts included in the reconciliation note of the Company's financial statements (see Note 22) in respect of this entity were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this entity, is based solely on the report of the other auditor. The financial statements of Lycos Europe NV, prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP), were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this entity, is based solely on the report of the other auditor. The conversion of the Lycos Europe N.V.'s figures from US GAAP to accounting principles generally accepted in Spain as part of the consolidation process of the Company has been reviewed by us as part of our audit of the accompanying financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in note 19-b), on February 23, 2005, the Board of Directors of Terra Networks, S.A. approved the plan for the merger of the Company with its parent company Telefonica, S.A. This merger has not yet been approved by the respective Stockholders' Meetings. In this regard, the consolidated financial statements referred to above do not reflect the effects, if any, that could arise from the aforementioned merger.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terra Networks, S.A. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and the funds obtained and applied for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Spain.

We draw your attention to Note 17-d)1, where the directors disclose a legal proceeding against the Company and its parent company filed by International Discount Telecommunications Corporation (IDT). As stated in such note and according to the company's legal advisors, the final outcome of such legal proceedings can not be predicted.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of shareholders' equity and financial position as of December 31, 2004 and 2003, to the extent summarized in Note 22.

DELOITTE, S.L.





Madrid, Spain

February  24,  2005  (except  for the note 22, as to which the date is April 14,
2005)

Report of BDO Audiberia relating to Terra Networks Espana, S.A.U.


              AUDITORS' REPORT ON THE ANNUAL FINANCIAL STATEMENTS

We have audited the accompanying Statement of Financial Position of Terra Networks Espana, S.A. as of December 31, 2004 and 2003 , the related statements of profit and loss for each of the three years in the period ended December 31 2004, 2003 and 2002 and the reconciliation from generally accepted accounting principles in Spain (Spanish GAAP) to generally accepted accounting principles in the United States of America (US GAAP). These financial statements are the responsibility of the Company's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in notes 10 and 11 of the attached notes to the financial statements, the company maintains balances and carries out significant transactions with companies of the Telefonica Group.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 2004 and 2003 and the results of its operations for each of the three years in the period ended December 31 2004, 2003 and 2002 and the reconciliation from generally accepted accounting principles in Spain (Spanish GAAP) to generally accepted accounting principles in the United States of America (US GAAP) in conformity with generally accepted accounting principles in Spain.

BDO Audiberia



---------------------------------
Peter D. Cook

Madrid, Spain, February 15, 2005
kpmg



             Report of Independent Registered Public Accounting Firm



To LYCOS Europe N.V., Haarlem

We have audited the accompanying consolidated balance sheets of LYCOS Europe N.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LYCOS Europe N.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Dusseldorf, Germany
January 31, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft



Stefan Haas                            Charlotte Niessen
Wirtschaftsprufer                      Wirtschaftspruferin
kpmg


             Report of Independent Registered Public Accounting Firm


To LYCOS Europe N.V., Haarlem

We have audited the accompanying consolidated balance sheet of LYCOS Europe N.V. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, statements of changes in shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LYCOS Europe N.V. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2002, the company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Dusseldorf, Germany
January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft




Stefan Haas                                 Charlotte Niessen
Wirtschaftsprufer                           Wirtschaftspruferin

                     TERRA NETWORKS, S.A. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
-----------------------------------------------------------------------------
                                                        Thousands of Euros
                                                     ------------------------
                        ASSETS                         12/31/04     12/31/03
-----------------------------------------------------------------------------
FIXED AND OTHER NONCURRENT ASSETS

Start-up expenses                                           560          892

Intangible assets (Note 7)-                             223,945       80,267
  Research and development expenses                           -            -
  Rights on leased assets                                     -       14,338
  Intellectual property                                  23,785       22,324
  Computer software                                     102,188       94,456
  Intangible assets in progress                              11        2,699
  Other intangible assets                               260,919      128,131
  Allowances                                             (6,136)     (14,078)
  Accumulated amortization                             (156,822)    (167,603)

Property and equipment (Note 8)-                         12,307       38,301
  Land and structures                                     5,789       14,736
  Plant and machinery                                    11,474       15,163
  Computer hardware                                     110,162      123,974
  Furniture                                               9,386       12,241
  Advances and construction in progress                     430          151
  Other tangible fixed assets                             2,741        3,045
  Allowances                                            (13,483)     (17,042)
  Accumulated depreciation                             (114,192)    (113,967)

Long-term investments-                                  505,850      546,311
  Investments in companies accounted
    for by the equity method (Note 6)                    51,111       68,634
  Other investments (Note 9)                            201,583      264,096
  Loans to associated companies (Note 13)                 3,757       16,029
  Other loans                                               442          187
  Long-term deposits and guarantees given                 2,663        1,722
  Taxes receivable (Note 14)                            299,832      295,795
  Allowance for investments in companies accounted
    for by the equity method (Note 6)                    (3,686)      (3,974)
  Investment valuation allowances (Note 9)              (49,852)     (83,906)
  Other investment valuation allowances (Note 13)             -      (12,272)

Long-term treasury stock (Note 10)                       15,120      126,262
                                                   --------------------------
     Total fixed and other noncurrent assets            757,782      792,033
                                                   --------------------------

CONSOLIDATION GOODWILL (Notes 4-a and 5)                 97,446      422,095
                                                   --------------------------

DEFERRED CHARGES                                         10,549        5,818
                                                   --------------------------

CURRENT ASSETS
Inventories                                               2,713          603

Accounts receivable-                                    122,772      142,647
  Trade receivables for sales and services               44,585       50,995
  Receivable from Telefonica Group companies (Note 12)   64,444       57,417
  Receivable from associated companies (Note 13)          1,976        1,837
  Taxes receivable (Note 14)                             10,331       29,741
  Other accounts receivable                               1,436        2,657

Short-term investments-                                 847,010    1,590,584
  Loans to Telefonica Group companies (Note 12)         826,921    1,365,431
  Other short-term investments (Note 4-i)                20,089      225,153

Cash                                                      7,172        8,937

Accrual accounts                                          6,766       24,501
                                                   --------------------------
               Total current assets                     986,433    1,767,272
                                                   --------------------------
                   TOTAL ASSETS                       1,852,210    2,987,218
-----------------------------------------------------------------------------

                     TERRA NETWORKS, S.A. AND SUBSIDIARIES

-------------------------------------------------------------------------------
                                                          Thousands of Euros
                                                       ------------------------
           STOCKHOLDERS' EQUITY AND LIABILITIES          12/31/04     12/31/03
-------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (Note 10)-
Capital stock                                             1,149,883   1,202,936
Additional paid-in capital                                3,975,218   5,126,134
Reserves of the Parent Company:
  Unrestricted reserves                                      13,766           6
  Reserves for retired capital stock                         92,648      39,596
  Reserves for treasury stock                                15,120     126,262
  Prior years' income (losses)                           (1,714,160)   (703,941)
Reserves at fully consolidated companies                 (1,652,365)  2,289,662)
Reserves at companies accounted for by the equity method   (202,925)   (208,092)
Consolidation translation differences                      (206,421    (399,988)
Loss for the year attributable to the Parent Company        163,972    (172,710)
                                                       ------------------------
              Total stockholders' equity                  1,634,736   2,720,541
                                                       ------------------------

MINORITY INTERESTS (Note 11)                                      -       2,961
                                                       ------------------------

NEGATIVE CONSOLIDATION GOODWILL (Note 4-a)                        -       6,615
                                                       ------------------------

DEFERRED REVENUES                                             1,008       1,000
                                                       ------------------------

PROVISIONS FOR CONTINGENCIES AND EXPENSES                    25,416      22,896
                                                       ------------------------

LONG-TERM PAYABLES TO GROUP COMPANIES (Note 12)              26,183      26,192
                                                       ------------------------

LONG-TERM DEBT                                                1,227         694
                                                       ------------------------

LONG-TERM DEFERRED TAX LIABILITY (NOTE 14)                   14,991       3,020
                                                       ------------------------

CURRENT LIABILITIES
Payable to credit institutions (Note 7)                           -       7,163
Payable to Telefonica Group companies (Note 12)              26,740      38,202
Payable to associated companies (Note 13)                       269       3,105
Trade accounts payable                                       79,358      98,155
Other nontrade payables:
  Taxes payable (Note 14)                                     9,275      14,497
  Other nontrade payables                                    25,280      32,157
Accrual accounts                                              7,727      10,020
                                                       ------------------------
              Total current liabilities                     148,649     203,299
                                                       ------------------------

      TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES          1,852,210   2,987,218
-------------------------------------------------------------------------------

The accompanying Notes 1 to 21 are an integral part of the consolidated balance sheet as of December 31, 2004.

                           TERRA NETWORKS, S,A, AND SUBSIDIARIES

                 2004, 2003 AND 2002 CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------
                                                                Thousands of Euros
                                                       --------------------------------
                         DEBIT                            2004        2003       2002
---------------------------------------------------------------------------------------
EXPENSES:
Inventory variation                                                       -       3,839
Procurements:
   Purchases from Telefonica Group companies (Note 15)   153,300    142,555     160,122
   Purchases from associated companies                       198        400         361
   Other purchases and work performed by other
     companies                                           102,809    122,881     129,297
Personnel expenses (Note 15)                              95,785    119,653     165,433
Depreciation and amortization expense                     79,513     78,742     142,718
Variation in operating allowances                          9,107      7,709      21,613


Other operating expenses:
  Outside services provided by Telefonica Group
    companies (Note 15)                                   29,742     26,572      12,596
   Outside services provided by associated companies         193        152          87
   Outside services and other operating expenses
     (Note 15)                                           128,478    166,189     270,137
                                                     ----------------------------------
Total operating expenses                                 599,125    664,853     906,203
                                                     ----------------------------------
Operating income                                               -          -           -
                                                     ----------------------------------

Interest on debts                                          3,120      3,899       3,977
Exchange losses                                            5,468      2,442       7,864
Other financial and similar expenses                       8,142      4,029       7,467
                                                     ----------------------------------
Financial income                                          18,277     57,743      63,544
                                                     ----------------------------------

Share in losses of companies carried by the
  equity method (Note 6)                                  14,843     34,734     148,902
Amortization of consolidation goodwill (Note 5)           65,577     83,269     254,157
                                                     ----------------------------------
Income from ordinary activities                                -          -           -
                                                     ----------------------------------

Variation in investment valuation allowances (Note 9)          -          -      33,488
Losses in the sale of fixed assets                         5,062        800       6,981
Variation in tangible fixed asset and intangible
  asset allowances                                             -          -      54,199
Losses on long-term investments                               77        144       2,866
Extraordinary expenses and losses (Note 15)               61,907     17,564     987,954
                                                     ----------------------------------
Extraordinary income                                           -      4,534           -
                                                     ----------------------------------
Income before taxes and minority interests                     -          -           -
                                                     ----------------------------------
Corporate income tax (Note 14)                                 -        266     342,625

                                                     ----------------------------------
Net income for the year                                  163,972          -           -
---------------------------------------------------------------------------------------

                           TERRA NETWORKS, S,A, AND SUBSIDIARIES

        2004, 2003 AND 2002 CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
---------------------------------------------------------------------------------------
                                                            Thousands of Euros
                                                     ----------------------------------
                       CREDIT                           2004        2003       2002
---------------------------------------------------------------------------------------
REVENUES:
Net sales:
   Net sales to Telefonica Group companies (Note 15)     139,241    130,615      53,651
   Net sales and services to associated companies          3,259      8,905      32,454
   Net sales and services to third parties               396,662    405,571     530,841
Capitalized expenses of Group work on fixed assets           727        910       1,656
Other operating revenues from Telefonica Group
  companies (Note 15)                                        280        281       1,989
Other operating revenues                                     309        345       1,200
                                                     ----------------------------------
Total operating revenues (Note 15)                       540,478    546,627     621,791
                                                     ----------------------------------
Operating loss                                            58,647    118,226     284,412
                                                     ----------------------------------

Revenues from equity investments                               -        837           -
Revenues from investments in and loans to Telefonica
  Group companies (Note 15)                               23,308     35,021      48,989
Revenues from investments in and loans to associated
  companies                                                               -         313
Financial revenues from investment securities and
  loans                                                    5,603     27,810      21,037
Exchange gains                                             5,065      3,657       8,973
Other financial and similar revenues                       1,031        788       3,540
                                                     ----------------------------------
Financial loss                                                 -          -           -
                                                     ----------------------------------

Share in gains of companies carried by the equity
  method (Note 6)                                            284          -           -
Reversal of negative consolidation goodwill                  729        972       1,602
                                                     ----------------------------------
Loss on ordinary activities                              119,777    177,514     622,325
                                                     ----------------------------------

Gains on the disposal of long-term investments
  (Note 2)                                                37,805     10,908      19,734
Other extraordinary revenues (Note 15)                     3,468     12,134      19,422
                                                     ----------------------------------
Extraordinary loss                                        25,773          -   1,046,332
                                                     ----------------------------------
Loss before taxes and minority interests                 145,550    172,980   1,668,657
                                                     ----------------------------------
Tax Credit (Note 14)                                     306,456          -           -
Loss attributed to minority interests (Note 11)            3,066        536       2,412
                                                     ----------------------------------
Loss for the year                                              -    172,710   2,008,870
---------------------------------------------------------------------------------------

The accompanying Notes 1 to 21 are an integral part of the 2004 consolidated statement of operations,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        As of December 31, 2004 and 2003

(1)  DESCRIPTION OF THE TERRA NETWORKS GROUP

Terra Networks, S.A. ("the Parent Company") was incorporated for an indefinite period of time in Madrid on December 4, 1998, under its original name of Telefonica Comunicaciones Interactivas, S.A. The Parent Company changed its corporate name to Telefonica Interactiva, S.A. on February 17, 1999, and to Terra Networks, S.A. on September 7, 1999.

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

In order to carry on its business activities, Terra Networks, S.A. has incorporated or acquired subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2004, and, once Lycos, Inc. had been excluded from the scope of consolidation, the Terra Networks, S.A. and Subsidiaries Group ("the Terra Group") was providing services through direct or indirect holdings in Spain, Germany, Austria, Denmark, France, the Netherlands, Italy, the U.K., Sweden, Switzerland, the U.S., Argentina, Brazil, Chile, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Peru, Puerto Rico, the Dominican Republic, Uruguay and Venezuela, (see Exhibit I). The holdings in Germany, Austria, Denmark, France, the Netherlands, Italy, the U.K., Sweden and Switzerland arose, after the sale of Lycos, Inc. as a result of the maintenance within the Terra Group of Lycos Europe N.V.

In 2004, 2003 and 2002 the main events affecting the consolidated financial statements were as follows:

Divestment of Lycos, Inc.

On October 5, 2004, Terra Networks, S.A. executed the agreement reached on July 31, 2004, with the Korean company Daum Communications, Corp. whereby Terra Networks, S.A. sold all the shares of Lycos, Inc. to the Korean company once the required administrative authorizations had been obtained, in particular, the approval of the U.S. antitrust authorities.

Prior to the sale, Lycos, Inc. transferred certain assets to Terra Networks, S.A., including the equity interests in Lycos Europe, N.V., and Terra Networks USA, LLP. and other financial assets. These assets continued to form part of the Terra Group after the sale of Lycos, Inc.

The book value of the assets transferred was (euro)332.9 million. The selling price of Lycos Inc. was set at US$ 108 million, and the gain on the transaction, taking into account the value of the assets received, amounted to (euro)26 million (see Note 15).

Payment of dividend

On June 22, 2004, the Stockholders' Meeting of Terra Networks, S.A., approved the payment of a fixed cash dividend of (euro)2 gross on each of the Company's outstanding shares, with a charge to the "Additional Paid-in Capital" account. The dividend was paid on July 30, 2004, for a total amount of (euro)1,136 million (see Note 10).

Restructuring process

In order to create a more streamlined and flexible organization that is closer to its end customers, in 2004 the Terra Networks Group decided to change both its organizational and corporate structure. Thus, from the standpoint of its leverage in the Telefonica Group, a rationalization process was carried out, in which areas and functions were simplified, which affected both the corporate centers (Terra Networks, S.A. and Terra Networks Latam, E.T.V.E., S.L.) and various subsidiaries (Lycos, Inc. and Terra Networks Mexico, S.A. de C.V., among others). The Group's presence was also strengthened in the markets in which the Telefonica Group has a presence. All this gave rise to a significant drop in personnel costs and to a reduction of the headcount at 2004 year-end to 1,606 persons, as compared with the headcount of 2,255 persons at 2003 year end. The expenses incurred in this process are recorded under the "Extraordinary Expenses" caption (see Note 15) in the accompanying consolidated statement of operations.

Acquisition of treasury stock and capital reductions

On July 15, 2004, Barclays Bank, S.A. sold to Terra Networks, S.A., outside the market, 7,000,000 shares issued by the latter, at a price of (euro)2.16 per share, under the agreements between the two entities. These shares were initially acquired by Banco Zaragozano, S.A. (which was succeeded by Barclays Bank, S.A. as a result of the merger of the two banks) as the agent financial institution for the Stock Option Plan for the Terra Group's employees (see Note 17-a). The aforementioned 7,000,000 shares acquired by Terra Networks, S.A. are held as treasury stock to be retired, if applicable, pursuant to a resolution of the Stockholders' Meeting.

On December 16, 2003, the Board of Directors of Terra Networks, S.A., pursuant to the powers granted to it by the Stockholders' Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. owned by Citibank, NA, as the agent bank for the Stock Option Plans assumed by the Company as a result of the integration of Lycos, Inc. These shares represent 4.41% of the capital stock of Terra Networks S.A. The aforementioned 26,525,732 shares of treasury stock were retired in accordance with a resolution of the Stockholders' Meeting of Terra Networks, S.A., held on June 22, 2004 (see Note 10), to reduce capital stock by
(euro)53,053 thousand.

These shares were acquired from Citibank, NA in order to be able to recognize the new tax asset that arose in 2004 and those that might arise in subsequent years. This was achieved through the inclusion of Terra Networks, S.A. in the Telefonica consolidated tax group in 2004 since, once this acquisition had been made, Telefonica, S.A. had an ownership interest of 75.29% of the effective capital stock of Terra Networks, S.A. (capital stock less treasury stock). As a result of the aforementioned integration, an account receivable from Telefonica, S.A. amounting to (euro)307,126 thousand, as of December 31, 2004, was recognized in this connection (see Note 14).

Tender offer

On June 19, 2003, the Spanish National Securities Market Commission ("the CNMV") authorized Telefonica S.A. to submit a tender offer for all the Terra Networks, S.A. shares listed and traded on the Spanish computerized trading system (continuous market) and on the U.S. Nasdaq index, after Telefonica, S.A.(1) had submitted the mandatory application for authorization and the information memorandum for the launch of a tender offer, pursuant to the applicable legislation.

The tender offer, as described in the related information memorandum registered with the CNMV on June 19, 2003, was instrumented as an acquisition in cash, the consideration being (euro)5.25 per share of Terra Networks, S.A. The tender offer was subject to the acquisition by Telefonica, S.A. of a number of Terra Networks, S.A. shares which, together with those already owned by Telefonica and frozen until the date of publication of the results of the tender offer, accounted for at least 75% of the capital stock of Terra Networks, S.A. at the date of publication of the results of the tender offer. Also, Telefonica, S.A. expressly reserved the right to waive this condition on the date of expiration of the tender offer acceptance period (July 23, 2003).


(1) Resolution adopted by the Board of Directors of Telefonica, S.A. on May 28, 2003.

On June 26, 2003, the Board of Directors of Terra Networks, S.A., in accordance with the opinion issued by the investment banks Citigroup and Lehman Brothers, deemed that the tender offer for all the shares of Terra Networks, S.A. was fair and reasonable for the stockholders. Also, in keeping with this positive assessment, the Board of Directors indicated its willingness to accept the tender offer for the 2,420,468 shares formerly held by Lycos, Inc. The directors who individually owned Terra Networks, S.A. shares and the director appointed by Banco Bilbao Vizcaya Argentaria (BBVA) also indicated their willingness to accept the offer.

On July 25, 2003, the CNMV notified the Parent Company that the tender offer launched by Telefonica, S.A. for 370,675,587 shares of Terra Networks, S.A. had been accepted for 202,092,043 shares, representing 54.52% of the shares for which the tender offer was launched and 33.60% of the capital stock of Terra Networks, S.A.

Also, on July 25, 2003, Telefonica S.A. confirmed through a relevant fact disclosure, its decision to waive the minimum limit to which the tender offer had been restricted. Accordingly, the direct holding resulting from the tender offer represented 71.97% of the total capital stock of Terra Networks, S.A.

Alliances with Bertelsmann AG and Telefonica S.A.

On May 16, 2000, Terra Networks, S.A., Telefonica, S.A., Lycos, Inc. and Bertelsmann AG entered into agreements for cooperation in the access to the new content of the Terra Group and joint marketing campaigns. Under the agreement, Bertelsmann AG would make payments amounting to US$ 325 million for the products and services acquired from the Terra Group for the two years following the merger of Terra Networks, S.A. and Lycos, Inc. The agreement also established that Bertelsmann AG would make payments totaling US$ 675 million for the products and services acquired from the Terra Group for the three years following the second anniversary of the merger of the aforementioned companies, and Telefonica S.A. undertook to acquire goods and services from the Terra Group during that period for the amount of the purchases not made by Bertelsmann AG, up to US$ 675 million.

On February 12, 2003, Terra Networks, S.A. and Telefonica, S.A. entered into a Framework Strategic Alliance Agreement to replace the strategic agreement of May 16, 2000. Also, all the former signatories of the aforementioned agreement entered into a new preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of on-line communications, development and content services.

The new agreement between Terra Networks, S.A. and Telefonica, S.A. was entered into in response to, on the one hand, the changes in the Internet businesses and, in particular, the development of broadband technology and, on the other, the need to adapt the range of products and services offered by the Terra Group under the agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefonica Group in the markets in which it operates.

As reflected by a study carried out by an independent appraiser at the request of the Parent Company's Board of Directors, the capacity of the new strategic alliance agreement to create value for the Terra Group and its stockholders is at least equal to that of the agreement that it replaces. The alliance makes maximum use of the capacity of the Telefonica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The Framework Agreement defines a new model for relations between the two companies that will make it possible to make better use of their respective capabilities to promote their growth on the Internet, in order to harness synergies and create value for the two Groups, generating a minimum value of (euro)78.5 million annually for the Terra Group throughout the term of the Agreement. This amount is the difference between the revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the Agreement is six years, extendible for successive 12-month periods (see Note 15).

In compliance with the terms of the Framework Strategic Alliance Agreement, in 2004 and 2003 the aforementioned annual minimum value was generated for the Terra Group.

Asset write-downs

Whenever circumstances arise which are likely to lead to significant variances with respect to business projections and, in any case, in the last quarter of the each year, the Company reviews its subsidiaries' business plans and, on the basis of quantitative and qualitative factors, evaluates whether it is necessary to write down the value of their goodwill and other intangible assets used in their operations. When factors making it necessary to perform write-downs are identified, the Company determines the amount thereof by comparing the book value of the goodwill and other intangible assets with their market value. The Company calculates the market value mainly using the discounted cash flows method, i.e. taking the present value of the estimated future cash flows. At the end of 2004, 2003 and 2002 the objective of these analyses based on the estimated future value that each of the businesses and countries will generate, was to determine the recovery of the goodwill, recognized tax assets, and other fixed assets in the consolidated balance sheet of the Terra Group, in accordance with the accounting principle of prudence in valuation. Additionally, in 2002 an independent appraiser was commissioned to conduct a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represented at that date approximately 50% of the total) and the goodwill associated with the alliance between Bertelsmann AG and Telefonica S.A.

As a result of these studies, in accordance with the accounting principle of prudence in valuation, as of December 31, 2004 consolidation goodwill amounting to (euro)8,892 thousand was written off. As of December 31, 2003 and 2002, goodwill amounting to (euro)6,452 thousand and (euro)856,657 thousand respectively were written off and in 2002 capitalized tax credits amounting to
(euro)384,530 thousand were reversed. Also, as of December 31, 2002,
(euro)56,622 thousand of pre-opening expenses were written down and tangible fixed asset and intangible asset allowances of (euro)32,573 thousand and
(euro)21,648 thousand, respectively, were recorded.

Terra Networks, S.A. stockholders

Terra Networks, S.A. is listed on the Spanish continuous market (in the special securities trading segment known as the "New Market") and, consequently, on the four Spanish Stock Exchanges, and on NASDAQ. At its meeting of December 11, 2003, the Technical Advisory Committee of the Ibex Indexes resolved, in accordance with the Technical Standards for the Composition and Calculation of the Ibex 35 indexes, to exclude the Terra Networks (TRR) securities from the Index, effective January 2, 2004.

As of December 31, 2004, 2003, and 2002 the stockholders of Terra Networks, S.A. were as follows:

------------------------------------------------------------------------------

                                                      Percentage of ownership

                                       ---------------------------------------
              Stockholder                     12/31/04    12/31/03    12/31/02
------------------------------------------------------------------------------
Telefonica, S.A.                               75.87 (*)   71.97(*)      38.58
Treasury stock                                  1.22        4.41          4.59
Other stockholders                             22.91       23.62         56.83
------------------------------------------------------------------------------
Total                                         100.00      100.00        100.00
------------------------------------------------------------------------------

(*) Telefonica, S.A.'s effective percentages of ownership (capital stock less treasury stock) were 76.80% and 75.29%, respectively.

As of December 31, 2004 the "Other Stockholders" caption included the holding of Caja de Ahorros y Pensiones de Barcelona, (La Caixa) (1.197%), the purpose of which is to provide coverage for the Stock Option Plan for the Terra Group's employees (see Notes 10, 17-a and 17-b) and, if these options are not exercised, the shares will be retired.

Environmental information

In view of the business activities carried on by the Terra Group, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

(2)  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)   True and fair view-

These consolidated financial statements, which were prepared by the Parent Company's directors from the accounting records of Terra Networks, S.A. and its subsidiaries, are presented in accordance with the Spanish National Chart of Accounts and Royal Decree 1815/1991 approving the rules for the preparation of consolidated financial statements, and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Parent Company and its subsidiaries. The financial statements of the subsidiaries were prepared by each company's directors in accordance with Spanish accounting principles and standards and with the applicable legislation in the countries in which these companies are located.

The 2004 consolidated financial statements will be submitted for approval by the Parent Company's Stockholders' Meeting, and it is considered that they will be approved without any changes.

The consolidated financial statements for 2003 were approved by the Stockholders' Meeting of Terra Networks, S.A. on June 22, 2004.

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

In 2004 and 2003 all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Azeler Automocion, S.A., Iniciativas Residenciales en Internet, S.A. and the associated companies of Lycos, Inc. (Lycos Europe N.V., Lycos Asia Limited and Lycos Ventures LP), which are accounted for by the equity method, since in the case of these companies, although control over their governing bodies is not exercised and a majority of the voting rights is not owned, there is a lasting relationship in which influence is exercised over their management.


In the specific case of the holding in Uno-e Bank, S.A., in 2003 the consumer finance business line of Finanzia Banco de Credito, S.A. was integrated into Uno-e Bank, S.A., through a capital increase at Uno-e Bank, S.A. on April 23, 2003, following which the holding of Terra Networks, S.A. stood at 33%. Additionally, under the liquidity agreement entered into by Terra Networks, S.A. and BBVA on January 10, 2003, once the integration took place, Terra Networks, S.A. had the right to sell its holding in Uno-e Bank, S.A. to BBVA for a guaranteed minimum price of (euro)148.5 million. Therefore, the holding in Uno-e Bank S.A. is valued at this amount (see Note 9).

Additionally, there are inactive companies whose effect on the consolidated financial statements is scantly material which are included in the consolidated balance sheet under the "Other Investments" caption at historical cost. The related investment valuation allowances were recorded where necessary (see Note
9).

All material balances and transactions between the consolidated companies were eliminated in consolidation. Also, the margins included in the billings of subsidiaries to other Terra Group companies for capitalizable goods and services were eliminated in consolidation.

The consolidated statement of operations includes the revenues and expenses of the companies excluded from the Terra Group through the date on which the holding was sold or the company concerned was liquidated, and those of the companies included in the Group from the date on which the holding was acquired or the company concerned was incorporated through year-end.

The result of accounting for the investments in associated companies by the equity method is reflected under the "Investments Accounted for by the Equity Method" caption on the asset side of the consolidated balance sheet and the "Share in Losses of Companies Accounted for by the Equity Method" caption in the consolidated statement of operations.

The equity of the minority stockholders in the net worth and results of the fully consolidated subsidiaries is recorded under the "Minority Interests" caption on the liability side of the consolidated balance sheet and the "Loss Attributed to Minority Interests" caption in the consolidated statement of operations, respectively.

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the holdings accounted for by the equity method to the Parent Company's accounts, since it is considered that these reserves will be used to finance each company, and the unrestricted reserves will not give rise to any significant additional tax costs.

c)   Comparative information-

On October 5, 2004, Terra Networks, S.A. executed the agreement reached on July 31, 2004, with the Korean company Daum Communications, Corp. whereby Terra Networks, S.A. sold all the shares of Lycos, Inc. to the aforementioned Korean company. On September 30, 2004, Lycos, Inc. transferred certain assets amounting to (euro)332.9 million to Terra Networks, S.A.

After the sale of Lycos, Inc., the Company reclassified the unallocated amount of the net book value relating to the Strategic Alliance Agreement with Telefonica, S.A., for a net amount of (euro)181,805 thousand, from the "Consolidation Goodwill" caption to the "Other Intangible Assets" caption.

The corporate income tax recorded in the accompanying statement of operations relates to the recognition of the tax asset for tax losses incurred in 2004, which was recorded as a result of the inclusion of the Terra Group in the aforementioned Telefonica consolidated tax group on January 1, 2004.

d)   Scope of consolidation-

The consolidated Terra Group companies and information thereon are described in
Exhibit I.

The main changes in the scope of consolidation in 2004 and 2003 were as follows (in chronological order):

d.1.) Subsidiaries-

o    Lycos, Inc.-

On October 5, 2004, Terra Networks, S.A. executed the agreement reached on July 31, 2004, with the Korean company Daum Communications, Corp. whereby Terra Networks, S.A. sold all the shares of Lycos, Inc. to the Korean company once the required administrative authorizations, in particular, the approval of the U.S. Antitrust Authorities, had been obtained.

Prior to the sale, Lycos, Inc. transferred certain assets to Terra Networks, S.A., which included the equity interests in Lycos Europe, N.V., and in Terra Networks USA, LLP. and other financial assets. The gain on the transaction, taking into account the value of the assets received, amounted to (euro)26,171 thousand, and this amount is recorded under the "Gains on the disposal of Long-Term Investments" caption in the accompanying consolidated statement of operations (see Note 15).

o    Tecnologia y S.V.A., S.A.

On June 15 2004, Terra Networks Mexico Holding, S.A. de C.V. sold the subsidiary Tecnologia y S.V.A., S.A., giving rise to a gain of (euro)10,772 thousand. This gain is recorded under "Gains on the disposal of Long-Term Investments" caption in the accompanying consolidated statement of operations (see Note 15).

o    Terra Networks Latam E.T.V.E, S.L.-

In December 2004 a corporate reorganization was carried out through the contribution by Terra Networks, S.A. to Terra Networks Latam, E.T.V.E., S.L. (a wholly-owned subsidiary) of the holdings owned by Terra Networks, S.A. in 2004 in certain foreign companies located in Latin America for their net book value. In 2003 the Latin American holdings were also reorganized within the Group, involving their sale to various Terra Group companies by Terra Networks Latam E.T.V.E., S.L. for their net book values (see Exhibit I).

o    OneTravel.com, Inc.-

On April 18, 2003, the Terra Group acquired a majority of the voting rights in this company, increasing its holding from 39.6% as of December 31, 2002, to 52.07%. In August 2003 the Terra Group concluded the share purchase agreements by virtue of which its holding in the capital stock of OneTravel.com, Inc., was increased from 52.07% to 54.15%. The effective amount disbursed in 2003 was
(euro)3.3 million.

o    Capital increases without changes in percentages of ownership-

The detail of the capital increases at the Group's subsidiaries in 2004 is as follows:

--------------------------------------------------------------------------------
                                    Capital Increase       Capital Increase
                                  through Conversion        through Fully
                                      of Debt to             Subscribed
Company                             Capital Stock        Monetary Contribution
--------------------------------------------------------------------------------

Educaterra, S.L.                      6,235 (*)                     -
Maptel, S.A.U.                            -                     1,040 (*)
Terra Lycos, S.A.                         -                       500 (*)
T.N. Espana  S.A.U.                  17,500 (*)                     4 (*)
T.N Guatemala, S.A.                       -                     1,060 (**)
T.N. Mexico Holding, S.A. de C.V.         -                     1,500 (**)
T.N. Argentina, S.A.                      -                     1,472 (**)
T.N. Venezuela, S.A.                      -                       325 (**)
T.N. Colombia Holding S.A.                -                     7,550 (**)

--------------------------------------------------------------------------------

(*) Amounts in thousands of euros. (**) Amounts in thousands of U.S. dollars.

Additionally, in 2004 Emplaza, S.A. was dissolved and liquidated.


d.2) Associated companies-

o    A Tu Hora, S.L.-

On September 2, 2004, Terra Networks Asociadas, S.L. sold the 50% holding it owned in the inactive company A Tu Hora, S.L. to Tele Pizza, S.A. for (euro)100 thousand. Until that date, A Tu Hora, S.L. had been accounted for by the equity method in Terra Networks, S.A. This transaction gave rise to extraordinary income of (euro)2,875 thousand due to the repayment of advances (see Note 15).

o    Uno-e Bank, S.A.-

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered null and void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that would replace that dated May 15, 2002, once the aforementioned integration had taken place. This agreement established a liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at its market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than
(euro)148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the aforementioned liquidity agreement.

In compliance with the terms of the aforementioned Agreement of January 10, 2003, and after obtaining the necessary authorizations, on April 23, 2003, BBVA and Terra Networks, S.A., at the Special Stockholders' Meeting of Uno-e Bank, S.A., unanimously approved a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Credito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders' Meeting held on the same date approved the contribution and the subscription in full of the capital increase. This capital increase was recorded in a public deed dated June 19, 2003 and registered in the Mercantile Register on July 16, 2003.

This capital increase entailed the integration of the consumer finance business line of Finanzia Banco de Credito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-eBank, S.A. stood at 67% and 33%, respectively.

o    Terra Mobile, S.A.-

In 2003 Terra Networks Asociadas, S.L. sold its holding in the company for
(euro)1 to Telefonica Moviles, S.A., making the latter the sole shareholder of Terra Mobile. The sale gave rise to a gain of (euro)10,526 thousand, since Terra Networks had recorded an allowance for the investment value for the negative underlying book value of Terra Mobile, S.A.

o    Capital increases at other investees-

The detail of the capital increases at Terra Group associated companies in 2004 is as follows (amounts in thousands of euros):

--------------------------------------------------------------------------------
                                                             Capital Increase
                             Capital Increase through         through Fully
                                Conversion of Debt         Subscribed Monetary
Company                            into Capital               Contribution
--------------------------------------------------------------------------------

Inversis Networks, S.A.                     -                     1,601

--------------------------------------------------------------------------------


(3)  DISTRIBUTION OF INCOME

In 2004, Terra Networks, S.A. earned income of (euro)190,917 thousand.

The proposed distribution of 2004 income that the Company's Board of Directors will submit for approval by the Stockholders' Meeting is as follows: a) to allocate 10% of the income for the year ((euro)19,092 thousand) to the legal reserve; and b) to offset "Accumulated Losses".


(4)  VALUATION STANDARDS

The main valuation methods applied by the Parent Company in preparing the accompanying consolidated financial statements were as follows:

a)   Consolidation goodwill-

Consolidation goodwill relates to the positive difference between the amounts paid to acquire the subsidiaries and the value of the proportional part of their equity at the acquisition date, net of value adjustments and allowances recorded before the date of first-time consolidation and after uniformity adjustments.

Pursuant to Royal Decree 1815/1991 regulating the rules for the consolidation and integration of companies, the difference arising in first-time consolidation between the acquisition cost recorded by the acquiring company and the equity of the acquired company is recorded under the "Consolidation Goodwill" caption on the asset side of the consolidated balance sheet. The recoverability of the goodwill depends on the fulfillment of the future business plans prepared by the Group. In view of the nature of any business plan, which is based on future expectations, significant differences may arise between the projected and actual results.

o    Amortization and write-down of goodwill

The Parent Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

The amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A., which will be recovered over the term of the agreement.

This goodwill was assigned to the intangible asset arising from the aforementioned contract, which guarantees the generation of a minimum annual value (see Note 1). Since the terms and conditions of the agreement were not modified and, therefore, the generation of value was not modified, as a result of the divestment of Lycos, Inc., on October 5, 2004, the Company reclassified it to the "Other Intangible Assets" caption for a net amount of (euro)181,805 thousand (see Notes 5 and 7). Consequently, since that date, this asset has been amortized with a charge to the "Depreciation and Amortization Expense" caption in the consolidated statement of operations.

At each year-end, studies are made of the subsidiaries' business plans, based on the new circumstances in the market in general and in the Internet industry in particular. The objective of these analyses is to determine the recovery of the goodwill, recognized tax assets and other fixed assets in the consolidated balance sheet of the Terra Group, on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of these studies, and in accordance with the accounting principle of prudence, the unamortized consolidation goodwill was written down by (euro)8,892 thousand, (euro)6,452 thousand and (euro)856,657 thousand as of December 31, 2004, 2003, and 2002, respectively. The write-down recorded in 2004 relates in full to One Travel.com , Inc. (see Notes 5 and 15).

There were no acquisitions in 2004 that generated goodwill. (euro)65,577 thousand of amortization of consolidation goodwill were charged to the 2004 consolidated statement of operations (see Note 5).

The goodwill generated in 2003 amounted to (euro)3,730 thousand, and arose from the increases in the holding in OneTravel.com, Inc. (euro)83,269 thousand of amortization of consolidation goodwill were charged to the 2003 consolidated statement of operations (see Note 5).

The goodwill arising from the acquisitions made in 2002 amounted to (euro)3,523 thousand. (euro)254,157 thousand of amortization of consolidation goodwill were charged to the 2002 consolidated statement of operations.

o    Goodwill arising from the acquisition of Lycos, Inc.

For the purpose of calculating the goodwill arising from the acquisition of Lycos, Inc., the acquisition cost recorded in the individual financial statements of Terra Networks, S.A. was broken down in two different tranches:

     1. New shares of Terra Networks, S.A. issued, subscribed and paid in full, to cover the ordinary shares of Lycos, Inc. (239,491,725 shares issued at a par value of (euro)11 each plus the expenses associated with the transaction).

     2. New shares of Terra Networks, S.A. issued, subscribed and paid in full, to cover the shares of Lycos, Inc. issued and subscribed relating to the aforementioned company's employees' stock option plans (62,540,249 shares issued at a value of (euro)11 each). Until December 2003 these shares were deposited at Citibank, NA under a share deposit agreement (see Note 10).

For accounting purposes, a distinction was drawn between shares that covered options of employees of Lycos, Inc. with an exercise price equal to or greater than (euro)11 and shares that covered options of employees of Lycos, Inc. with an exercise price of less than (euro)11.

 The varying accounting treatments of the differences between the acquisition price and the company's equity gave rise to the appearance of various accounts that have gradually ceased to exist:

     -    As the beneficiaries of the options exercised their right

     - As Terra Networks, S.A., pursuant to the aforementioned resolutions of the Stockholders' Meeting, acquired the options that had not been exercised and subsequently retired the shares through a capital reduction.

     -    As a result of the divestment of Lycos, Inc.

On October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options - see Note 10) entered into a contract to regulate all matters relating to the Stock Option Plans on Terra Networks, S.A. shares. Under this contract, Terra Networks, S.A. was able to acquire the shares held by the Agent Bank, for
(euro)11 per share, for their subsequent delivery to the beneficiaries of the plans once the latter exercised their options. When the option exercise period expired, in relation to the options that had not been exercised, Terra Networks, S.A., in accordance with the resolutions of the Company's Stockholders' Meetings of June 8, 2000 and April 2, 2003, acquired the excess shares and then retired them (see Note 10).

Note 17-b shows a detail of the options under the Lycos, Inc. employee stock option plan.

b)   Transactions between consolidated companies-

All reciprocal receivables and payables between the consolidated companies, as well as the transactions giving rise to reciprocal expenses and revenues for them, were eliminated in consolidation. The results on intercompany transactions are eliminated and deferred until they have been realized vis-a-vis non-Group companies.

c) Uniformity of items in the individual financial statements of the consolidated companies-

In general, assets and liabilities and revenues and expenses of the companies included in the scope of consolidation are valued using uniform methods. However, in the specific case of the different methods that give rise to material differences, such methods were made uniform in consolidation by adapting them to the methods applied by the Parent Company.

d)   Translation of the financial statements of consolidated foreign companies-

The financial statements of the Terra Group subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

     1. Capital stock and reserves, which were translated at the historical exchange rates.

     2. Goodwill arising at the Parent Company as a result of the direct acquisition of foreign holdings, which, together with the related accumulated amortization, was translated at the historical exchange rates.

     3. Income statement items, which were translated at the average exchange rates for the year, except for the amortization of the goodwill of the Parent Company, which was translated at the historical exchange rates, as described above.

The exchange differences arising from application of these methods are included under the "Stockholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheet.

e)   Start-up expenses-

Start-up expenses, which comprise incorporation, pre-opening and capital increase expenses, are recorded at cost.

They relate mainly to expenses such as lawyers' fees, public deed and registration expenses, etc., and advertising expenses incurred in launching the Terra brand name.

The Terra Group amortizes start-up expenses on a straight-line basis over five years. As described in Note 1 and based on the annual review of future earnings expectations obtained from the business plans, in 2002, in accordance with the accounting principle of prudence in valuation, substantially all the unamortized start-up expenses as of December 31, 2002, were written off, giving rise to a charge of (euro)56,622 thousand to the consolidated statement of operations, which was recorded under the "Other Extraordinary Expenses" caption.

(euro)517 thousand, (euro)910 thousand and (euro)26,256 thousand of amortization of start-up expenses were charged to the consolidated statement of operations in 2004, 2003 and 2002 respectively.

f)   Intangible assets-

The intangible assets relate mainly to rights on leased assets, intellectual property, computer software and other intangible rights.

The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. At present there are no financial lease contracts.

Intellectual property is recorded at the amounts paid for the acquisition from third parties of title to or the right to use trademarks, and is amortized on a straight-line basis over five years.

Computer software is recorded at cost only when it will foreseeably be used over several years, in which case it is amortized on a straight-line basis over three years. Software maintenance expenses are expensed currently.

The "Other Intangible Assets" caption includes intangible rights relating to the acquisition of franchises and customer rosters from third parties, which are amortized on a straight-line basis over three and five years, respectively, as well as rights acquired under long-term contracts for services and content, which are amortized on a straight-line basis over the contract term, and Internet capacity usage rights. Additionally, due to the divestment of Lycos, Inc. on October 5, 2004, the Company reclassified the goodwill assigned to the agreement entered into by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A. to the "Other Intangible Assets" caption for a net amount of (euro)181,805 thousand. This asset is being amortized on a straight-line basis over the term of the aforementioned agreement (six years).

The contribution of the intangible assets to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the net book value of the assets. In 2004 and 2003 no provisions were recorded for the decline in value of intangible assets. In 2002 provisions for the decline in value of intangible assets totaling (euro)21,648 thousand were recorded.

(euro)53,494 thousand, (euro)43,055 thousand and (euro)72,956 thousand of amortization of intangible assets were charged to the consolidated statement of operations in 2004, 2003 and 2002 respectively (see Note 7).

g)       Property and equipment-

Property and equipment are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The contribution of property and equipment to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the net book value of the assets. In 2004 and 2003 no provisions were recorded for the decline in value of property and equipment. In 2002 provisions for the decline in value of property and equipment totaling (euro)32,573 thousand were recorded.

The Group depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:


------------------------------------------------------------------
                                             Years of Estimated
                                                Useful Life
------------------------------------------------------------------

Structures                                          5-8
Plant                                               5-10
Furniture                                           5-11
Computer hardware                                   2-5
Other tangible fixed assets                         4-6
Other fixtures                                       10

------------------------------------------------------------------


(euro)25,502 thousand, (euro)34,777 thousand and (euro)43,506 thousand of depreciation of property and equipment were charged to the 2004, 2003 and 2002 consolidated statements of operations, respectively (see Note 8).

h)   Long-term investments-

Non-consolidated investments and investments accounted for by the equity method are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

     1.   Listed securities:

          The market value was taken to be the lower of the average market price in the last quarter or the market price at year-end.

     2.   Unlisted securities and companies accounted for by the equity method:

          The market value was taken to be the underlying book value of the investments adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

As mentioned in Note 2, the investment in Uno-e Bank, S.A. is valued at the guaranteed amount of (euro)148.5 million based on the capital increase at this company, following which the holding of Terra Networks, S.A. at year-end was 33%, and it acquired the right to sell it to BBVA for the aforementioned amount.

In relation to the subsidiaries in which the Company's holding exceeds 50%, unrealized losses (cost higher than market value or underlying book value at year-end) are recorded under the "Investment Valuation Allowances " caption up to the limit of cost. Should unrealized losses exceed cost, reducing the cost value to zero, the overprovision is reclassified for the purposes of the consolidated balance sheet to the liability "Provisions for Contingencies and Expenses" caption.

In relation to the subsidiaries in which the Company's holding is less than 50% and which are not accounted for by the equity method, the unrealized losses and/or gains (cost higher or lower, respectively, than market value or underlying book value at year-end) are recorded directly under the "Financial Revenues from Investment Securities and Loans" caption or the "Other Financial and Similar Expenses" caption, respectively, in the accompanying consolidated statement of operations.

i)   Short-term investments-

The "Loans to Telefonica Group Companies" caption includes mainly two items:

     - Short-term investments of cash balances at Telefonica y Finanzas, S.A. by Terra Networks, S.A. and various Terra Group companies, which earn interest at market rates (see Note 12), which as of December 31, 2004 and 2003, amounted to (euro)519,795 thousand and (euro)1,365,307 thousand, respectively. The interest earned on these investments is recorded under the "Revenues from Investments and Loans to Telefonica Group Companies" caption in the accompanying consolidated statement of operations.

     - The account receivable from Telefonica, S.A. as a result of the inclusion of Terra Networks, S.A. in the Telefonica consolidated Tax Group amounting to (euro)307,126 thousand as of December 31, 2004 (see
          Note 12).

Also, the "Other Short-Term Investments" caption included mainly the investments of Lycos, Inc. in monetary assets in the form of deposits at various financial institutions in U.S. dollars, which earned interest at market rates. These short-term investments amounted to US$ 274,689 thousand and US$ 378,806 thousand of December 31, 2003 and 2002, respectively, and the equivalent euro value was
(euro)217,491 thousand and (euro)361,214 thousand as of those dates.

j)   Classification of receivables and payables-

In the accompanying consolidated balance sheets, receivables and payables maturing in under 12 months from year-end are classified as short-term items and those maturing at over 12 months as long-term items.

k)   Inventories-

Inventories are valued at the lower of cost or market. Obsolete, defective or slow-moving inventories have been reduced to realizable value. Allowances for the decline in value of inventories are recorded on the basis of the loss in value and turnover thereof, and also when promotional sales are made at a price below the acquisition or production cost.

l)   Treasury stock-

Treasury stock is valued at the lower of cost, comprising the total amount paid for its acquisition, or market. The market value is taken to be the lower of underlying book value, the average market price in the last quarter of the year or the year-end market price.

The Company recorded the related restricted reserve pursuant to Article 79.3 of the revised Corporations Law (see Note 10-d).

Adjustments of (euro)2,865 thousand and (euro)165,521 thousand as of December 31, 2004 and 2003, respectively, were made to the value of the treasury stock due to the difference between the acquisition price of these shares and their underlying book value, and these amounts were recorded with a charge to the "Additional Paid-in Capital" caption, since these shares were not for unrestricted use, but rather were held for the sole purpose of covering stock option plans (see Note 10). Substantially all these shares of treasury stock were acquired from Citibank, NA as the agent bank for the stock option plans assumed by the Company as a result of the integration of Lycos Inc.

m)   Corporate income tax-

This caption relates to both Spanish corporate income tax and the similar taxes to which the foreign Terra Group companies are subject.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

The Parent Company recognizes tax assets for accounting purposes after analyzing the budgets and business plans that evidence that they will be recovered in a period of less than ten years, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards.

As explained in Note 14, although Terra Networks, S.A. and other Spanish Group companies have formed part of the consolidated Tax Group of which Telefonica, S.A. is the Parent Company since January 1, 2004, it is considered that tax assets relating to tax losses incurred from that date onwards and contributed to the Tax Group will be recoverable as taxable income is generated by the Tax Group which can be offset in accordance with accounting legislation. In 2004 an account receivable from Telefonica, S.A. of (euro)307,126 thousand was recognized in this connection.

n)   Foreign currency transactions-

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

Exchange losses are recorded as financial expenses in the year in which they arise.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years or in the current year, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year.

o)   Recognition of revenues and expenses-

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

Certain Terra Group companies, mainly Terra Networks Espana, S.A. and Terra Networks Brasil, S.A., entered into agreements with Telefonica Group companies in 2004 and 2003 for the sale of software package licenses and for the associated maintenance and support services. The software packages consist of applications that enable the Telefonica Group companies to include more features in their broad and narrow band retail Internet access services for residential and business customers.

The revenues from the sale of the aforementioned software licenses and initial charges are recorded when the licenses are delivered and title to them is transferred, since the associated costs have already been incurred by the delivery date. The software maintenance and support revenues are recorded when the services are provided (pursuant to the agreements, on a monthly basis). The main transactions with Telefonica Group companies are disclosed in Note 15.

For transactions in which the subsidiary One Travel.com. Inc (which operates as an on-line travel agency) bills the end customer for the total amount of the fare including taxes, assumes the risk of credit or default on the part of the end customer and has a minimum purchase commitment with its supplier or is authorized to establish the definitive price to be paid by the end customer, the "Net Sales and Services" caption includes the full amount billed. Also, for these sales, the "Other Purchases and Work Performed by Other Companies" caption includes the full cost of the products sold. When these conditions are not fulfilled, the commission earned by One Travel.com, Inc is recognized under the "Net Sales and Services" caption. (euro)25,657 thousand and (euro)20,936 thousand relating to transactions of One Travel.com, Inc were recorded under the "Net Sales" and "Other Purchases and Work Performed by Other Companies" captions, respectively, in the accompanying 2004 consolidated statement of operations.


(5)  CONSOLIDATION GOODWILL

The variations in 2004 and 2003 in this caption in the accompanying consolidated balance sheet were as follows:



-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Thousands of Euros
                                             --------------------------------------------------------------------------------------
                                             Balance at                Retirement/   Amorti-      Write-   Translation   Balance at
                                              01/01/04    Additions     Transfers    zation        downs   Differences    12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Terra Networks Brasil, S.A.                      90,583         -            -      (16,464)           -          -       74,119
Subsidiaries of
  Terra Networks Brasil, S.A.                     1,739         -            -       (1,444)           -         10          305
Terra Networks Guatemala, S.A.                    1,704         -            -         (305)           -          -        1,399
Terra Networks Chile, S.A.                       20,656         -            -       (3,541)           -          -       17,115
Lycos, Inc.                                      77,935         -      (69,066)      (9,601)           -        732            -
Strategic alliance with Telefonica, S.A.        213,888         -     (181,805)     (32,083)           -          -            -
One Travel.com, Inc.                             15,590                              (2,139)      (8,892)       (51)       4,508
-----------------------------------------------------------------------------------------------------------------------------------
Goodwill arising at fully or proportionally
  consolidated companies                        422,095         -     (250,871)     (65,577)      (8,892)       691       97,446
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                               Thousands of Euros
                                             --------------------------------------------------------------------------------------
                                             Balance at                Retirements/  Amorti-      Write-   Translation   Balance at
                                              01/01/03    Additions      Transfers   zation        downs   Differences    12/31/03
-----------------------------------------------------------------------------------------------------------------------------------

Terra Networks Brasil, S.A.                     107,048         -          -        (16,465)           -          -        90,583
Subsidiaries of
  Terra Networks Brasil, S.A.                     4,505         -       (1,083)      (1,883)           -        200         1,739
Terra Networks Guatemala, S.A.                    2,009         -          -           (305)           -          -         1,704
Terra Networks Chile, S.A.                       24,206         -          -         (3,541)           -         (9)       20,656
Lycos, Inc.                                      98,639         -       (2,216)     (13,335)           -     (5,153)       77,935
Strategic alliance with Telefonica, S.A.        256,666         -         -         (42,778)           -          -       213,888
Ifigenia Plus, S.L.                               7,445         -         -            (993)      (6,452)       -               -
One Travel.com, Inc.                                  -     3,730       13,784       (2,039)           -        115        15,590
-----------------------------------------------------------------------------------------------------------------------------------
Goodwill arising at fully or proportionally
  consolidated companies                        500,518     3,730       10,485      (81,339)      (6,452)    (4,847)      422,095
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Goodwill arising at companies accounted
for by the equity method                        126,671         -     (124,741)      (1,930)           -          -             -
-----------------------------------------------------------------------------------------------------------------------------------

Total                                           627,189     3,730     (114,256)     (83,269)      (6,452)    (4,847)      422,095
-----------------------------------------------------------------------------------------------------------------------------------

As explained in Note 1, on October 5, 2004, the agreement for the sale of the shares of Lycos, Inc. was formalized and the remaining goodwill at that date was written off. Additionally, as a result of this divestment, the Company reclassified the goodwill assigned to the agreement entered into by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A. to the "Other Intangible Assets" caption for a net amount of (euro)181,805 thousand (see Note 7).

The additions to goodwill in 2003 arose as a result of the acquisitions of holdings in the various Terra Group companies (see Exhibit I). The amortization relates to the period from the date of acquisition of the holdings through December 31, 2004 and 2003, respectively.

The "Transfers" column for 2003 included (euro)110,957 thousand relating to the reclassification of the full amount of the goodwill of Uno-e Bank, S.A. to the "Other Investments" caption in the accompanying consolidated balance sheet.

As indicated in Note 4-a, as of December 31, 2004, 2003 and 2002, the unamortized balance of the goodwill was written down by (euro)8,892 thousand,
(euro)6,452 thousand, and (euro)856,657 thousand, respectively, and these amounts were recorded with a charge to the "Extraordinary Expenses and Losses" caption in the accompanying consolidated statements of operations (see Note 15).


(6)      INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

The variations in 2004 and 2003 in this caption in the consolidated balance sheet and in the related allowances for decline in value were as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Thousands of Euros
                              -----------------------------------------------------------------------------------------------------
                                                             Prior Year'      Share in
                               Balance at   Exclusion of    Expenses and       Income                   Translation     Balance at
                                01/01/04      Companies        Losses         (Losses)     Transfers    Differences      12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
De remate.com, Inc.              3,975             -                   -             -            -            (289)      3,686
Azeler Automocion, S.A.            590             -                   -           (21)           -             -           569
Rumbo, S.A.                          -             -                   -           284         (284)            -             -
Lycos Europe N.V.               61,939             -                (244)      (13,643)           -          (1,484)     46,568
Lycos Ventures LP                1,239           (392)                 -          (168)        (716)             37           -
Lycos Asia Limited                   -             -              (1,633)         (408)       2,041             -             -
Iniciativas Residenciales
   en Internet, S.A.               891             -                   -          (603)           -             -           288
-----------------------------------------------------------------------------------------------------------------------------------
Investments
  accounted                     68,634           (392)            (1,877)      (14,559)       1,041          (1,736)     51,111
  for by the equity
  method
-----------------------------------------------------------------------------------------------------------------------------------

Allowances                      (3,974)             -                 -              -            -             288      (3,686)

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Thousands of Euros
                                                                         Share in
                             Balance at                                   Income                  Translation    Balance at
                              01/01/03     Additions    Retirements      (Losses)    Transfers    Differences     12/31/03
-----------------------------------------------------------------------------------------------------------------------------------
CIERV, S.L.                         -            -           -             (1,268)       1,268           -             -
De remate.com, Inc.             4,789            -           -                -              -           (814)     3,975
OneTravel.com, Inc.             3,702        2,730           -               (126)      (5,795)          (511)         -
Uno-e Bank, S.A.               39,929            -           -             (2,383)     (37,546)             -          -
Azeler Automocion, S.A.         1,136            -           -               (546)          -               -        590
Rumbo, S.A.                         -            -           -             (2,947)       2,947              -          -
Terra Mobile                        -        8,000      (8,000)                 -            -              -          -
A Tu Hora, S.A.                 1,897            -           -             (1,897)           -              -          -
Lycos Asia Limited                  -            -           -             (8,069)       7,210            859          -
Lycos Korea, Inc.                   -                                       1,213       (1,093)          (120)         -
Lycos Europe N.V.              79,779            -           -            (17,632)           -           (208)    61,939
Lycos Ventures LP               1,732           12        (174)               (71)          10           (270)     1,239
Iniciativas Residenciales
   en Internet, S.A.            1,899            -           -             (1,008)           -              -        891
-----------------------------------------------------------------------------------------------------------------------------------
Investments accounted for
by the equity method          134,863        10,742        (8,174)         (34,734)    (32,999)         (1,064)   68,634
-----------------------------------------------------------------------------------------------------------------------------------

Allowances                     (4,789)            -             -                -           -             815    (3,974)

-----------------------------------------------------------------------------------------------------------------------------------


In 2003 the "Transfers" column included the reclassification of the investment in Uno-e Bank, S.A., together with the related goodwill, to the "Other Investments" caption in the accompanying consolidated balance sheet.

Also, in 2004 and 2003 the "Transfers" column includes the reclassification of the accounts payable by the companies accounted for by the equity method to the long-term "Provisions for Contingencies and Expenses" caption on the liability side of the consolidated balance sheet (see Note 4-h).

(7)  INTANGIBLE ASSETS

The detail of the balances of the "Intangible Assets" caption and of the variations therein in 2004 and 2003 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                   Thousands of Euros
                              -------------------------------------------------------------------------------------------
                                            Additions
                               Balance at       or      Retirements   Transfers    Exclusion   Translation   Balance at
                                01/01/04    Provisions                            of Companies Differences    12/31/04
-------------------------------------------------------------------------------------------------------------------------
Rights on leased assets                           -        (326)            -    (14,267)         255               -
                                14,338
Intellectual property           22,324          427        (252)           77        (57)       1,266          23,785
Computer software                            14,717      (5,159)        7,719     (9,377)        (168)        102,188
                               94,456
Intangible assets in progress    2,699           12        (368)       (2,332)         -            -              11

Other intangible assets        128,131          327     (34,107)          396    (17,939)       2,306          79,114
Strategic alliance with
   Telefonica, S.A.                  -            -           -       181,805          -            -         181,805
Allowances                     (14,078)           -           -         8,463          -         (521)         (6,136)
Accumulated amortization      (167,603)     (53,494)     38,466        (8,856)    36,712       (2,047)       (156,822)
-------------------------------------------------------------------------------------------------------------------------
Total, net                      80,267      (38,011)     (1,746)      187,272     (4,928)       1,091         223,945
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
                                                      Thousands of Euros
                              -------------------------------------------------------------------------------------------
                                            Additions
                               Balance at       or      Retirements   Transfers    Exclusion   Translation   Balance at
                                01/01/03    Provisions                            of Companies Differences    12/31/03
-------------------------------------------------------------------------------------------------------------------------

Research and development
expenses                             155             -           -          (155)         -            -            -
Rights on leased assets                -        14,029         (11)          320                                14,338
Intellectual property             23,052           156           -           811       (190)      (1,505)       22,324
Computer software                 78,627        14,683      (1,270)        6,672       (431)      (3,825)       94,456

Intangible assets in progress      3,977         3,080        (585)       (3,661)         -         (112)        2,699
Other intangible assets          112,482        32,004        (846)         (611)         -      (14,898)      128,131
Allowances                       (19,377)            -         791         1,441          -        3,067       (14,078)
Accumulated amortization        (141,830)      (43,055)      1,178        (1,127)       294       16,937      (167,603)
-------------------------------------------------------------------------------------------------------------------------
Total, net                        57,086        20,897        (743)        3,690       (327)        (336)       80,267
-------------------------------------------------------------------------------------------------------------------------


The "Transfers" column for 2004 includes basically the reclassification of the full amount of the goodwill assigned to the agreement entered into by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A., from the "Consolidation Goodwill" caption for a net amount of (euro)181,805 thousand (see
Note 5).

The "Exclusion of Companies" column for 2004 includes mainly the effect of the exclusion from consolidation of Lycos, Inc. (see Note 1).

The additions to the "Other Intangible Assets" caption in 2003 included the acquisition of Internet capacity usage rights.

Additionally, in 2003 Lycos, Inc. converted operating lease contracts, amounting to (euro)14,029 thousand, into capital lease contracts. This transaction was financed through a cash outlay of (euro)3,755 thousand and initial financing of
(euro)10,274 thousand from credit institutions. As of December 31, 2003, this financing had been reduced to (euro)7,163 thousand. There are no financial lease contracts as of December 31, 2004.

The "Translation Differences" column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in their respective countries.

In 2004 and 2003 the main additions to intangible assets related to acquisitions made by various Terra Group subsidiaries in Mexico, Brazil, Spain and the U.S., mainly under long-term content supply contracts and software licenses.

(8)  PROPERTY AND EQUIPMENT


The detail of the balances of the "Property and Equipment" caption and of the variations therein in 2004 and 2003 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                    Thousands of Euros
                              -------------------------------------------------------------------------------------------
                                             Additions
                                Balance at       or      Retirements   Transfers    Exclusion   Translation   Balance at
                                 01/01/04    Provisions                            of Companies Differences    12/31/04
 ------------------------------------------------------------------------------------------------------------------------
 Land and structures               14,736            72      (5,923)          -     (2,342)        (754)          5,789
 Plant and machinery               15,163           589      (3,454)       (795)         -          (29)         11,474
 Computer hardware                123,974         8,202     (12,383)        547     (9,581)        (597)        110,162
 Furniture                         12,241           312      (1,293)        (54)    (1,658)        (162)          9,386
 Construction in progress             151           445         (69)        (98)         -            1             430
 Other tangible fixed assets        3,045           343        (576)        (66)         -           (5)          2,741
 Allowances                       (17,042)            -       2,906         (89)                    742         (13,483)
 Accumulated depreciation        (113,967)      (25,502)     15,343         719      7,453        1,762        (114,192)
 -------------------------------------------------------------------------------------------------------------------------
 Total, net                        38,301       (15,539)     (5,449)        164     (6,128)         958          12,307
 -------------------------------------------------------------------------------------------------------------------------



 -------------------------------------------------------------------------------------------------------------------------
                                                       Thousands of Euros
                               -------------------------------------------------------------------------------------------
                                             Additions
                                Balance at       or      Retirements   Transfers    Exclusion   Translation   Balance at
                                 01/01/03    Provisions                            of Companies Differences    12/31/03
 -------------------------------------------------------------------------------------------------------------------------

 Land and structures               18,312           203        (349)         108          -       (3,538)         14,736
 Plant and machinery                8,782         2,196         (12)       4,447        (17)        (233)         15,163
 Computer hardware                131,956        13,510      (8,655)         504       (150)     (13,191)        123,974
 Furniture                         14,120           316        (121)          46        (34)      (2,086)         12,241
 Construction in progress             214           154         (49)        (146)         -          (22)            151
 Other tangible fixed assets        8,147            70         (93)      (4,951)       (14)        (114)          3,045
 Allowances                       (29,233)            -       2,149        3,223          -        6,819         (17,042)
 Accumulated depreciation         (97,539)      (34,777)      6,945         (323)       118       11,609        (113,967)
 ------------------------------------------------------------------------------------------------------------------------
 Total, net                        54,759       (18,328)       (185)       2,908        (97)        (756)         38,301
 -------------------------------------------------------------------------------------------------------------------------


The "Exclusion of Companies" column for 2004 relates mainly to the effect of the exclusion from consolidation of Lycos, Inc. (see Note 1).

In 2004 and 2003 the most significant investments in property and equipment related to those made by the Terra Group subsidiaries in Spain, Mexico, Brazil, and the U.S., mainly in computer hardware.

The "Translation Differences" column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in their respective countries.

(9)  OTHER INVESTMENTS

The detail of the balances of the "Long-Term Investments - Other Investments" caption, of the related investment valuation allowances and of the variations therein in 2004 and 2003 is as follows:

--------------------------------------------------------------------------------
                                    Other
Thousands of Euros                Investments        Allowances          Net
--------------------------------------------------------------------------------

Balance at January 1, 2003            93,785         (78,653)          15,132
--------------------------------------------------------------------------------
Additions or provisions                2,623          18,177           20,800
Retirements                           (8,355)          8,405               50
Transfers                            189,772         (41,326)         148,446
Translation differences              (13,729)          9,491           (4,238)
--------------------------------------------------------------------------------
Balance at December 31, 2003         264,096         (83,906)         180,190
--------------------------------------------------------------------------------
Additions or provisions                1,756          (2,817)          (1,061)
Retirements                          (66,269)         37,977          (28,292)
Translation differences                2,000          (1,106)             894
--------------------------------------------------------------------------------
Balance at December 31, 2004         201,583         (49,852)         151,731
--------------------------------------------------------------------------------

The "Additions" in 2004 and 2003 relate mainly to additional investments in Inversis Networks, S.A. amounting to (euro)1,601 thousand and (euro)2,539 thousand, respectively.

The "Transfers" account in 2003 relates mainly to the reclassification of the full amount of the investment in Uno-e Bank, S.A. from the "Consolidation Goodwill" and "Investments Accounted for by the Equity Method" captions, for a net amount of (euro)148,500 thousand.

The "Retirements" account in 2004 relates basically to the divestment of the minority interests owned by Lycos, Inc.


(10) STOCKHOLDERS' EQUITY

The variations in equity accounts in 2004, 2003 and 2002 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Thousands of Euros
                                ----------------------------------------------------------------------------------------------------

                                            Additional                            Reserves at                  Income
                                 Capital     Paid-in    Reserves   Accumulated   Consolidated   Translation  (Loss) for
                                  Stock      Capital      (1)         Losses     Companies (2)  Differences   the Year      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2002       1,242,532   5,635,694     2,193      9,951       (645,270)      (122,010)    (566,298)   5,556,792
------------------------------------------------------------------------------------------------------------------------------------
Allocation of loss                       -           -         -    101,040       (667,338)             -      566,298            -
Capital reduction                  (26,211)   (117,950)        -          -              -              -            -     (144,161)
Restricted reserve for retired
  capital                                -     (26,211)   26,211          -              -              -            -            -
Other transfers                          -           -      (329)       329              -              -            -            -
Loss for the year                        -           -         -          -              -              -   (2,008,870)  (2,008,870)
Consolidation of foreign
  subsidiaries                           -           -         -          -              -       (212,874)           -     (212,874)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2003       1,216,321   5,491,533    28,075    111,320     (1,312,608)      (334,884)  (2,008,870)   3,190,887
------------------------------------------------------------------------------------------------------------------------------------
Allocation of loss                       -           -           - (804,072)    (1,204,798)             -    2,008,870            -
Capital reduction                  (13,385)    (60,231)        -          -              -              -            -      (73,616)
Restricted reserve for retired
capital                                  -     (13,385)   13,385          -              -              -            -            -
Treasury stock value adjustment          -    (165,521)        -      6,741              -              -            -     (158,780)
Restricted reserve for treasury
stock                                    -    (126,262)  126,262          -              -              -            -            -
Variation in the scope of
consolidation                            -           -         -    (19,652)        19,652              -            -            -
Other transfers                          -           -    (1,858)     1,722              -            136            -            -
Loss for the year                        -           -         -          -              -              -     (172,710)    (172,710)
Consolidation of foreign
subsidiaries                             -           -         -          -              -        (65,240)           -      (65,240)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003     1,202,936   5,126,134   165,864   (703,941)    (2,497,754)      (399,988)    (172,710)   2,720,541
------------------------------------------------------------------------------------------------------------------------------------
Allocation of loss                       -           -         -    (44,075)      (128,635)             -      172,710            -
Capital reduction                  (53,053)    (70,258)        -          -              -              -            -     (123,311)
Restricted reserve for retired
capital                                  -     (53,053)   53,053          -              -              -            -            -
Dividend paid                            -  (1,135,883)   13,760          -              -              -            -   (1,122,123)
Treasury stock value adjustment          -      (2,865)        -          -              -              -            -       (2,865)
Restricted reserve for treasury
stock                                    -     111,143  (111,143)         -              -              -            -            -
Variation in the scope of                                                                                            -
consolidation                            -           -         -   (966,144)       771,099        195,045            -            -
Income for the year                      -           -         -          -              -                     163,972      163,972
Consolidation of foreig
subsidiaries                             -           -         -          -              -         (1,478)           -       (1,478)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004     1,149,883   3,975,218   121,534 (1,714,160)     1,855,290       (206,421)     163,972    1,634,736
------------------------------------------------------------------------------------------------------------------------------------

(1) The "Reserves" column includes the balances of the "Unrestricted Reserves", "Reserves for Retired Capital" and "Reserves for Treasury Stock" captions in the accompanying consolidated balance sheet.

(2) The "Reserves at Consolidated Companies" column includes the balances of the "Reserves at Fully Consolidated Companies" and "Reserves at Companies Accounted for by the Equity Method" captions in the accompanying consolidated balance sheet.

a)   Capital stock-

2004

The Parent Company's capital stock as of December 31, 2004, consisted of 574,941,513 fully subscribed and paid shares of (euro)2 par value each.

On July 14, 2004, a capital reduction of (euro)53,053 thousand was executed in a public deed. Capital was reduced through the retirement of 26,526,402 shares of treasury stock of (euro)2 par value each, pursuant to a resolution adopted by the Stockholders' Meeting on June 22, 2004. Substantially all of these shares, which related to surplus shares left over from the Lycos, Inc. employee stock option plans, were acquired from Citibank, NA by virtue of the resolution of the Board of Directors of December 16, 2003, using the powers granted to it by the Stockholders' Meetings of June 8, 2000 and April 2, 2003. As of December 31, 2003, these Terra Networks, S.A. shares were recorded under the "Treasury Stock" caption. The capital retirement reduced the balances of the "Capital Stock", "Additional Paid-in Capital" and "Treasury Stock" captions by (euro)53,053 thousand, (euro)70,258 thousand and (euro)123,311 thousand, respectively.

As of December 31, 2004, the Company held 7,000,000 shares of treasury stock acquired from Barclays Bank, S.A. These shares are covering the stock option plan for employees of the Terra Group (see Note 1 and 4-l). These shares, which must be retired at the next Stockholders' Meeting, represent 1.217% of the capital stock, are valued at (euro)2.16 each and amount to (euro)15,120 thousand, and this amount is recorded under the "Treasury Stock" caption on the asset side of the accompanying consolidated balance sheet.


2003

The Parent Company's capital stock as of December 31, 2003, consisted of 601,467,915 fully subscribed and paid shares of (euro)2 par value each.

On June 5, 2003, a capital reduction of (euro)13,385 thousand was executed in a public deed. Capital was reduced through the retirement of 6,692,344 shares of treasury stock of (euro)2 par value each, pursuant to a resolution adopted by the Stockholders' Meeting on April 2, 2003. These shares related to surplus shares left over from the Lycos, Inc. employee stock option plans. As of that date, these purchase options on Terra Networks, S.A. shares were recorded under the "Other Long-Term Investments" caption. The capital retirement reduced the balances of the "Capital Stock", "Additional Paid-in Capital", "Long-Term Investments" and "Consolidation Goodwill" captions by (euro)13,385 thousand,
(euro)60,231 thousand, (euro)71,400 thousand and (euro)2,216 thousand, respectively.

As of December 31, 2003, the Company held 26,544,652 shares of treasury stock acquired by virtue of the resolution of the Board of Directors of December 16, 2003, using the powers granted to it by the Stockholders' Meetings of June 8, 2000 and April 2, 2003 (see Note 1). These shares were covering the stock option plan for employees of Lycos, Inc. In the first few months of 2004 employees of the Terra Group exercised options on 18,250 shares and the remainder, 26,526,402 shares of treasury stock, were retired in July 2004, thereby complying with the resolution adopted by the Stockholders' Meeting on June 22, 2004. As of December 31, 2003, these shares represented 4.41% of the capital stock and were valued at
(euro)4.76 each.

b)   Additional paid-in capital-

On June 22, 2004, the Stockholders' Meeting of Terra Networks, S.A., approved the payment of a fixed cash dividend of (euro)2 gross on each of the Company's outstanding shares. The effect on the "Additional Paid-in Capital" caption in this connection amounted to (euro)1,136 million.

c)   Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Parent Company has incurred losses through December 31, 2003, the balance of the legal reserve as of December 31, 2004 was zero.

d)   Reserve for treasury stock-

As described in Note 10-a), in 2004 the Parent Company reduced capital through the retirement of 26,526,402 shares of treasury stock that it held as of December 31, 2003, and, consequently, it eliminated the reserve for treasury stock that it had recorded for this amount.

In accordance with Article 79.3 of the revised Spanish Corporations Law, as of December 31, 2004, the Parent Company had recorded a restricted reserve of
(euro)15,120 thousand for a total of 7,000,000 shares of treasury stock (see
Note 10-a).

e)   Reserve for retired capital-

Pursuant to Article 167 of the revised Corporations Law, the Parent Company recorded a restricted reserve of (euro)92,649 thousand for the amount of the par value of the shares retired in 2004 and prior years in order to avoid its creditors having the right to contest the aforementioned capital reductions.

f)   Reserves at consolidated companies-

In 2004 the holding in Lycos, Inc. was excluded from consolidation, as a result of which the reserves at fully consolidated companies and companies accounted for by the equity method were reduced by (euro)771,099 thousand. This amount was reclassified to the accumulated losses of the Parent Company (see Note 10-g).

Additionally, the dissolution of Emplaza, S.A. and A Tu Hora , S.L. gave rise to a reduction in reserves of (euro)10,310 thousand, and this amount was reclassified to the reserves of Terra Networks Asociadas, S.L., the company which owned these holdings.

g)   Translation differences-

The translation differences relate to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by the companies at which this accounting practice is applied. These effects reduced the accumulated assets by (euro)206,421 thousand as of December 31, 2004, and by (euro)399,988 thousand as of December 31, 2003, as a result of the consolidation of the various subsidiaries composing the Group.

Pursuant to Royal Decree 1815/1991, the exclusion from consolidation of Lycos, Inc. reduced the translation differences by (euro)195,045 thousand, which was reclassified to the accumulated losses of the Parent Company.

The year-end exchange rate method was used to calculate the translation differences (see Note 4-d).

h)   Contribution of the Group companies to consolidated reserves and results

The detail of the contribution of the Terra Group companies to consolidated reserves and results as of December 31, 2004 and 2003, is as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                               Thousands of Euros
                                                             ------------------------------------------------------------
                                                              Loss (Income)                  Negative (Positive) Reserves
                                                             ------------------------------------------------------------
                                                                12/31/04       12/31/03        12/31/04      12/31/03
-------------------------------------------------------------------------------------------------------------------------
Terra Networks, S.A. (Parent Company)                            (264,784)        44,075       1,606,386 (**) 538,077
Fully or proportionally consolidated companies:
T.N. Espana, S.A.                                                 (15,439)           831         235,368      232,985
Ordenamiento de Links Especializados, S.L.                              -              -               -        1,552
Terra Lycos Intangibles, S.A.                                          68             95           5,213        5,118
Lycos, Inc.                                                        44,327         48,678               -      692,830
T.N Guatemala, S.A.                                                 1,742          1,930          12,250       10,320
T.N. Peru, S.A.                                                     2,042          1,479          47,131       45,652
T.N. USA, Inc. and subsidiaries                                    10,969              -         230,010      230,010
T.N. Argentina, S.A.                                                  986          1,540          51,706       50,166
T.N. Mexico Holding, S.A. de C.V. and subsidiaries                 11,940         24,303         404,948      380,645
Telefonica Interactiva Brasil, S.A. and subsidiaries               17,714          8,774         400,778      392,004
T.N. Chile Holding Ltda. and subsidiary                             6,154          6,015          58,622       52,607
T.N. Venezuela, S.A.                                                  249            859          17,901       17,042
T.N. Colombia Holding S.A. and subsidiary                             273          2,662          47,261       44,599
Ifigenia Plus, S.L.                                                 1,367            520           4,347        3,827
T.N. Caribe, S.A.                                                       -            137           1,524        1,387
Maptel Networks, S.A.                                                 642            803           1,334          531
Terra Networks Latam E.T.V.E., S.L.                               (11,798)          (859)         (1,598)        (739)
Terra Networks Asociadas, S.L.                                      9,819         (7,467)        128,893      126,050
OneTravel.com, Inc.                                                 4,213          2,689 (*)       5,765        3,076
Emplaza, S.A. (liquidated)                                              -              -               -        3,886
Terra Lycos, S.A.                                                      (1)             -               -            -
Educaterra, S.L.                                                      986          1,038           1,038            -

Companies accounted for by the equity  method:
Uno-e Bank, S.A.                                                        -          2,383           2,383            -
Azeler Automocion, S.A.                                                21            546           4,608        4,062
A Tu Hora, S.A.                                                         -          1,897               -        4,527
Rumbo S.A.                                                           (284)         2,947           9,357        6,410
Centro de Investigacion y Experimentacion de la Realidad
Virtual, S.L.                                                           -          1,268          12,740       11,472
De remate.com, Inc.                                                     -              -           8,036        8,036
Lycos Asia Limited                                                    408          8,069               -       12,966
Lycos Europe N.V.                                                  13,643         17,632         162,718      145,086
Lycos Ventures LP                                                     168             71               -        8,129
Lycos Korea, Inc.                                                       -         (1,213)              -        1,466
Sympatico Lycos, Inc.                                                   -              -               -          103
Iniciativas Residenciales en Internet, S.A.                           603          1,008           2,957        1,949
-------------------------------------------------------------------------------------------------------------------------
   TOTAL                                                         (163,972)       172,710       3,461,676    3,035,831

-------------------------------------------------------------------------------------------------------------------------

(*) Including (euro)126 thousand in 2003, generated when the company was accounted for by the equity method.

(**) Including (euro)966,144 thousand generated by Lycos, Inc. when it formed part of the Terra Group.

i)   Stock option plans-

The "Stockholders' Equity" caption includes the effect of the increase in capital stock and additional paid-in capital relating to the shares issued to cover the outstanding Stock Option Plans on Terra Networks, S.A. shares.

As of December 31, 2004, 13,879,903 shares had been issued to cover these Stock Option Plans on shares of Terra Networks, S.A.

As described in Note 1, on July 15, 2004, Barclays Bank, S.A. sold to Terra Networks, S.A., outside the market, 7,000,000 shares issued by the latter, at a price of (euro)2.16 per share. These shares continue to cover the Stock Option Plans for Terra Group employees in progress at that date and are recorded under the "Treasury Stock" caption on the asset side of the accompanying consolidated balance sheet (see Note 4-l); however, these shares must be retired at the next Stockholders' Meeting.

In addition to the aforementioned shares of treasury stock, the financial institution Caja de Ahorros y Pensiones de Barcelona, as agent bank for the various stock option plans outstanding as of December 31, 2004, owns 6,879,903 shares.

If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to retire the surplus shares. Accordingly, the shares issued by Terra Networks, S.A. on which the related stock options are not exercised must be presented to the Stockholders' Meeting of Terra Networks, S.A. for their retirement, with the concomitant effect on the financial statements due to the reduction of capital stock and additional paid-in capital.

Note 17-b shows a detail of the options under the Stock Option Plan for Lycos, Inc. employees.

(11) MINORITY INTERESTS

These relate to the equity of minority interests in the net worth and results for the year of the fully consolidated subsidiaries. Exhibit I contains a detail of the various Terra Group companies, including the percentages of direct and indirect ownership and their net worth at 2004 year-end.


The variations in 2004 and 2003 in this caption in the accompanying consolidated balance sheet were as follows:

----------------------------------------------------------------------------------------------------
                                                      Thousands of Euros
                           -------------------------------------------------------------------------
                             Balance at     Loss for       Capital      Translation    Balance at
                Company       01/01/04      the Year      Increases     Differences     12/31/04
----------------------------------------------------------------------------------------------------
One Travel.com, Inc.           2,961        (3,066)            -           105                -
----------------------------------------------------------------------------------------------------
Total                          2,961        (3,066)            -           105                -
----------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------
                                                      Thousands of Euros
                           -------------------------------------------------------------------------
                             Balance at     Loss for       Capital      Translation    Balance at
                Company       01/01/03      the Year      Increases     Differences     12/31/03
----------------------------------------------------------------------------------------------------

One Travel.com, Inc.             -            (536)        3,496             1            2,961
----------------------------------------------------------------------------------------------------
Total                            -            (536)        3,496             1            2,961
----------------------------------------------------------------------------------------------------


(12) BALANCES WITH TELEFONICA GROUP COMPANIES

The detail as of December 31, 2004 and 2003, of the balances arising from transactions with Telefonica Group companies, which are broken down in Note 15 ("Revenues and Expenses"), is as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                     Thousands of Euros
----------------------------------------------------------------------------------------------------------------------------
                                                                   Short-Term    Short-Term     Long-Term     Short-Term
                       December 31, 2004                          Investments    Receivables    Payables       Payables
----------------------------------------------------------------------------------------------------------------------------
Telefonica Finanzas, S.A.                                             519,795             -             -              -
Telefonica, S.A.                                                      307,126 (*)     8,604        26,183           (140)
Telefonica Data Espana S.A.                                                 -           288             -          7,757
Telefonica Investigacion y Desarrollo, S.A.                                 -             -             -            732
Telefonica de Espana, S.A.                                                  -        33,422             -          4,706
Telefonica Moviles, S.A.                                                    -         2,104             -            255
Telefonica Procesos y Tecnologia de la Informacion, S.A.                    -           113             -            465
Atento Espana, S.A.                                                         -             -             -            370
Zeleris Espana, S.A.                                                        -             2             -            363
CTC Chile, S.A.                                                             -         5,328             -            201
CTC Mundo, S.A.                                                             -           144             -            323
Telefonica Moviles Chile, S.A.                                              -           315             -             11
Assist Telefonica, S.A.                                                     -         2,501             -              -
Telecomunicaciones de Sao Paulo, S.A.                                       -         3,258             -          1,491
Telefonica Soluciones de Inf. y Teleco, S. L.                               -           700             -              -
Telefonica Internacional, S.A.                                              -         2,530             -              -
Telefonica Publicidad e Informacion, S.A.                                   -           432             -            180
Fisatel, S.A. de C.V.                                                       -             -             -          2,047
Telefonica Soluciones de Informatica y Com. de Espana                       -             -             -            888
Telefonica Moviles Mexico                                                   -           369             -            556
Telefonica Data Brasil                                                      -            56             -              -
Atento Do Brasil Ltda.                                                      -             -             -            860
Telefonica Data USA, Inc.                                                   -             5             -            253
Telefonica Empresas Peru, S.A.                                              -            32             -          1,061
Telefonica del Peru, S.A.                                                   -         2,046             -              -
Other Telefonica Group companies                                            -         2,195             -          4,361
----------------------------------------------------------------------------------------------------------------------------
Total                                                                 826,921        64,444        26,183         26,740
----------------------------------------------------------------------------------------------------------------------------

(*) see Note 14.


----------------------------------------------------------------------------------------------------------------------------
                                                                               Thousands of Euros
----------------------------------------------------------------------------------------------------------------------------
                                                           Short-Term        Short-Term       Long-Term       Short-Term
                  December 31, 2003                       Investments        Receivables       Payables        Payables
----------------------------------------------------------------------------------------------------------------------------
Telefonica Finanzas, S.A.                                  1,365,307                -                 -                1
Telefonica, S.A.                                                   -           12,155            26,183            1,273
Telefonica Data Espana S.A.                                        -              904                 -           14,336
Telefonica Investigacion y Desarrollo, S.A.                        -                7                 -            2,094
Telefonica de Espana, S.A.                                         -           23,316                 -            4,870
Telefonica Moviles Espana, S.A.                                    -            3,364                 -            2,068
Telefonica Procesos y Tecnologia de la
  Informacion, S.A.                                                -                -                 -              998
Atento Espana, S.A.                                                -                1                 -              959
Zeleris Espana, S.A.                                               -                -                 -              771
CTC Chile, S.A.                                                    -            5,056                 -            1,302
CTC Mundo, S.A.                                                    -              419                 -                -
Telefonica Moviles Chile, S.A.                                     -              372                 -               11
Assist Telefonica, S.A.                                            -            1,355                 -                -
Telecomunicaciones de Sao Paulo, S.A.                              -            1,927                 -              476
Telefonica Soluciones de Inf. y Teleco, S. L.                      -              164                 -                -
Telefonica Internacional, S.A.                                     -                -                 -                -
Telefonica Publicidad e Informacion, S.A.                          -               79                 -              180
Fisatel, S.A. de C.V.                                            124                -                 -                -
Telefonica Soluciones de Informatica y Com. de
Espana                                                             -              622                 -               65
Telefonica Moviles Mexico                                          -              895                 -                5
Telefonica Data Brasil                                             -                -                 -            1,561
Atento Do Brasil Ltda.                                             -                -                 -              662
Telefonica Data USA, Inc.                                          -                2                 -              457
Telefonica Empresas Peru, S.A.                                     -                -                 -              969
Telefonica del Peru, S.A.                                          -            3,541                 -              536
Other Telefonica Group companies                                   -            3,238                 9            4,608
----------------------------------------------------------------------------------------------------------------------------
Total                                                      1,365,431           57,417            26,192           38,202
----------------------------------------------------------------------------------------------------------------------------


The balances with Telefonica Finanzas, S.A. (Telfisa) relate to the current accounts held by various Spanish Terra Group companies at that entity. The current account balances earn interest at market rates (the average interest rates in 2004 and 2003 were 2.29% and 2.57%, respectively).

The balances included under the "Short-Term Receivables" and "Short-Term Payables" captions relate mainly to the outstanding balances arising from various transactions performed under the Framework Strategic Alliance Agreement entered into with Telefonica, S.A. (see Note 15).

(13) BALANCES WITH ASSOCIATED COMPANIES

The detail of the accounts receivable from and payable to associated companies as of December 31, 2004 and 2003, is as follows:

-----------------------------------------------------------------------------------------------------------
                                                                          Thousands of Euros
-----------------------------------------------------------------------------------------------------------
                                                            Long-Term Loans   Short-Term      Short-Term
                     December 31, 2004                                        Receivables      Payables
-----------------------------------------------------------------------------------------------------------
Red Universal de Marketing y Bookings Online,  S.A.               3,757            864               26
Lycos Europe, N.V.                                                    -             19              126
Aremate.com, Inc.                                                     -            505                -
Iniciativas Residenciales en Internet, S.A.                           -            448               83
Uno-e Bank, S.A.                                                      -             97                -
Other                                                                 -             43               34
-----------------------------------------------------------------------------------------------------------
Total                                                             3,757          1,976              269
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                                            Thousands of Euros
-----------------------------------------------------------------------------------------------------------
                                                             Long-Term Loans  Short-Term       Short-Term
                     December 31, 2003                                        Receivables       Payables
-----------------------------------------------------------------------------------------------------------

Red Universal de Marketing y Bookings Online,  S.A.                3,757            463            194
A Tu Hora, S.A.                                                        -              -          2,877
Lycos Asia Limited                                                12,272              -              -
Lycos Europe, N.V.                                                     -              -             32
Aremate.com, Inc.                                                      -            884              -
Iniciativas Residenciales en Internet, S.A.                            -            358              2
Other                                                                  -            132              -
-----------------------------------------------------------------------------------------------------------
Total                                                             16,029          1,837          3,105
-----------------------------------------------------------------------------------------------------------


The loans granted to Red Universal de Marketing y Bookings Online, S.A. are participating loans (earning floating interest rates subject to fulfillment of the condition precedent that the company obtain certain results).

The long-term loans granted in 2003 to the associated company Lycos Asia Limited earn interest at market rates and had been fully provisioned as of December 31, 2003, under the "Other Investment Valuation Allowances" caption in the accompanying consolidated balance sheet. In 2004 this company was excluded from the scope of consolidation as a result of the divestment of Lycos, Inc.

(14) TAX MATTERS

a)   Tax receivables and taxes payable-

The detail of the "Tax Receivables" and "Taxes Payable" captions in the accompanying consolidated balance sheets as of December 31, 2004 and 2003, is as follows:

--------------------------------------------------------------------------------
                                                         Thousands of Euros
                                                     ---------------------------
                     December 31, 2004                Long Term    Short Term
--------------------------------------------------------------------------------

Tax receivables
Tax loss carryforwards                                   233,839            -
Prepaid income taxes                                      55,839            -
VAT refundable                                             4,457        1,259
Tax withholdings and prepayments                               -        6,739
Local taxes                                                    -            -
Foreign taxes                                              5,697        2,333
--------------------------------------------------------------------------------
Total                                                    299,832       10,331
--------------------------------------------------------------------------------

Taxes payable
Long-term deferred taxes                                   2,292            -
Personal income tax withholdings                               -        1,373
Withholdings from income from movable capital                  -        2,240
Accrued social security taxes payable                          -          605
VAT payable                                                    -          303
Local taxes                                                    -           53
Foreign taxes                                             12,699        4,701
--------------------------------------------------------------------------------
Total                                                     14,991        9,275
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                         Thousands of Euros
                                                     ---------------------------
                     December 31, 2003                Long Term    Short Term
--------------------------------------------------------------------------------

Tax receivables
Tax loss carryfowards                                    233,925            -
Prepaid income taxes                                      55,839            -
VAT refundable                                             4,457        2,935
Tax withholdings and prepayments                               -       17,937
Local taxes                                                    -           32
Foreign taxes                                              1,574        8,837
--------------------------------------------------------------------------------
Total                                                    295,795       29,741
--------------------------------------------------------------------------------

Taxes payable
Long-term deferred taxes                                   2,423            -
Personal income tax withholdings                               -        1,433
Accrued social security taxes payable                          -          771
VAT payable                                                    -        1,090
Local taxes                                                    -        2,209
Foreign taxes                                                597        8,731
--------------------------------------------------------------------------------
Total                                                      3,020       14,497
--------------------------------------------------------------------------------


The years open for review by the tax inspection authorities for the main taxes applicable vary from one consolidated company to another, although they are generally the last four years. The Company's directors do not expect any material liabilities to arise for the Company in the event of a tax audit of the open years.

The variations, by company, in 2004 and 2003 in the tax assets recorded by the Terra Group under the "Tax Loss Carryforwards" caption in the consolidated balance sheet were as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                  Thousands of Euros
                                       --------------------------------------------------------------------------
                                       Tax Losses Incurred     Reversal of       Translation
          December 31, 2004               in Prior Years     2004 Tax Losses     Differences         Total
-----------------------------------------------------------------------------------------------------------------
Terra Networks, S.A.                        231,170                       -              -            231,170
Ifigenia Plus, S.L.                              66                     (66)             -                  -
Terra Networks Chile Holding,
  S.A. and subsidiary                         2,689                                   (20)              2,669
-----------------------------------------------------------------------------------------------------------------
                                            233,925                     (66)          (20)            233,839
-----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                  Thousands of Euros
                                       -------------------------------------------------------------------------
                                       Tax Losses Incurred                       Total
          December 31, 2003               in Prior Years    2003 Tax Losses     Differences          Translation
----------------------------------------------------------------------------------------------------------------

Terra Networks, S.A.                        231,170                      -              -            231,170
Ifigenia Plus, S.L.                              66                      -              -                 66
Terra Networks Chile Holding,
  S.A. and subsidiary                         2,689                      -              -              2,689
----------------------------------------------------------------------------------------------------------------
                                            233,925                      -              -            233,925
----------------------------------------------------------------------------------------------------------------


The prepaid income taxes and tax loss carryforwards recognized by the Company as of December 31, 2004, will be allocated to income as and when the companies that generated them obtain taxable income which, per the Terra Group's business plan, will occur in the next ten years, which, under the Spanish accounting legislation in force as of December 31, 2004, is the maximum period for recognizing tax assets for tax loss carryforwards. Similarly, the deferred tax liabilities will be reversed as and when Terra Networks, S.A. releases the investment valuation allowance as a result of the obtainment of income by its subsidiaries.


b)   Corporate income tax-

The corporate income tax of each of the Terra Group companies is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax legislation in force in the countries in which the Terra Group companies are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward for offset against the taxable income obtained in subsequent years. Specifically, the last years offsetting the main tax losses incurred by the Terra Group are as follows:

1. Under the legislation currently in force in Spain, following the amendments introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax losses incurred in a given year may be carried forward for offset against the income obtained in the 15 years following the first year in which income is obtained.

2. In Mexico, tax losses may be carried forward for offset for a period of ten years from the year in which they are incurred.

3. In Brazil and Chile there is no deadline for the offset of tax losses, although in Brazil the amount of the losses to be offset may not exceed 30% of the total taxable income.

4. In Peru and Argentina, tax losses may be carried forward for offset for four and five years, respectively, from the year in which they were incurred.

5. In the U.S., tax losses can be carried forward for offset for 20 years from the year in which they were incurred.

The breakdown of the net balance of the "Corporate Income Tax" caption in the accompanying 2004 and 2003 consolidated statements of operations is as follows:


                                                               -------------------------------------------
                                                                          Thousands of Euros
                                                               -------------------------------------------
                                                                 12/31/04       12/31/03      12/31/02
----------------------------------------------------------------------------------------------------------
Tax asset earned in the sale of Lycos, Inc.                       (271,733)            -              -
Tax asset for period losses of Tax Group companies                 (55,280)            -              -
Reversal of tax assets                                                  66             -        384,530
Reversal of tax assets in consolidation                                  -                      (42,450)
Permanent differences at Tax Group companies                        19,889             -              -
Prepaid income taxes                                                     -             -              -
Deferred income taxes                                                    -           (28)           266
Tax effect of consolidation adjustments                                  -             -              -
Tax incurred abroad                                                    597           290              -
                                                               -------------------------------------------
                                                                  (306,461)          262        342,346

Other items (net balance)                                                5             4            279
                                                               -------------------------------------------
Corporate income tax                                              (306,456)          266        342,625
----------------------------------------------------------------------------------------------------------


In connection with the sale of the holding in Lycos Inc. (see Note 1), Terra Networks, S.A. recognized a tax asset amounting to (euro)272 million in 2004, which was included in the total tax asset of (euro)306 million recognized in 2004. This tax asset arose from the difference between the selling price of the shares of Lycos Inc. ((euro)89 million) and the value at which the capital increase through which this company was acquired was recorded, net of the adjustments (mainly provisions to the investment valuation allowance) which had already been tax deductible prior to the sale.

Additionally, the Company is considering the possibility of reporting a higher tax loss for 2004, for an amount of up to (euro)7,418 million, as a result of using as the acquisition value for tax purposes the value that would result from using the market value of the Lycos Inc. shares received, rather than the book value at which they were recorded, in conformity with Article 159 of the Spanish Corporations Law. However, since this has been rejected by the tax authorities in replies to the requests for tax rulings on similar cases, and in view of the uncertainties concerning the final decision that may be adopted, as of the date of preparation of these consolidated financial statements no effect for accounting purposes was taken into account in this connection.

In 2004 and 2003, based on the annual study performed, it was concluded that the recoverability of the tax assets recognized was reasonably assured. In 2002, as a result of an analysis of the recoverability of the tax assets, Terra Networks Espana, S.A. and Terra Networks Mexico, S.A. de C.V. eliminated from their balance sheets the tax assets that they had recognized. In addition, Terra Networks, S.A. adjusted its tax asset by (euro)318,877 thousand as of December 31, 2002.

The aforementioned analysis of the recoverability of the tax assets focused on analyzing the impact on Terra Networks, S.A. (the Parent Company) of the future earnings expectations of the subsidiaries and, consequently, on the possible reversal of the investment valuation allowance recorded in the Parent Company's individual financial statements.

These future earnings expectations were obtained from the business plans of the subsidiaries, which were also used in the analysis of the recoverability of goodwill, as described in Note 1.

Since Terra Networks, S.A. and other Spanish Group companies have formed part, since January 1, 2004, of the consolidated Tax Group the Parent Company of which is Telefonica, S.A., it is considered that the tax asset associated with the tax losses incurred from this date and contributed to the Tax Group is recoverable.

c)   Application of the consolidated tax regime

On July 2, 2001, the Spanish tax authorities approved the application by the Terra Group of the consolidated corporate income tax regime for 2001 and subsequent years.

Accordingly, in the period from 2001 to December 31, 2003 (see Note 14-d) the companies resident in Spain that met the requirements provided for in Articles 78 et seq. of Corporate Income Tax Law 43/1995 were taxed under the consolidated tax regime as Tax Group no. 111/01, of which Terra Networks, S.A. was the Parent Company. This Tax Group was dissolved on December 31, 2003.

d)   Inclusion in the Telefonica consolidated Tax Group

On December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the Stockholders' Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 Terra shares owned by Citibank, NA as the agent bank for the Stock Option Plans assumed by the Company when Lycos, Inc. was included in the Group.

These shares were acquired in order to be able to recognize the new tax asset arising in 2004 and, possibly, in subsequent years. This was achieved through the inclusion of Terra Networks, S.A. in the Telefonica consolidated Tax Group in 2004 since, once the acquisition had been made, the Telefonica, S.A. ownership interest accounted for 75.29% of the effective capital stock of Terra Networks, S.A. (capital stock less treasury stock). The inclusion of Terra Networks, S.A. in the Telefonica, S.A. Consolidated Group enabled the new tax asset generated from January 1, 2004, to be used earlier, since the related tax losses can be offset against the taxable income earned by the consolidated Tax Group the Parent Company of which is Telefonica, S.A. The tax assets generated prior to 2004 by the present Terra Networks, S.A. Consolidated Group are not transferable and can only be offset against the taxable income generated by the Terra Networks, S.A. Consolidated Group companies.

As a result of the acquisition by Telefonica S.A. of an effective ownership interest of over 75% in Terra Networks, S.A., the Company considers that, pursuant to Legislative Royal Decree 4/2004 approving the revised Corporate Income Tax Law, for tax purposes it will no longer be the Parent Company of its subsidiaries in Spain and, accordingly, Tax Group no. 111/01 was dissolved in 2004, making 2003 the last year in which the Group was taxed under the consolidated tax regime as an independent Group.

The account receivable from Telefonica, S.A. arising in 2004 as a result of the filing of a corporate income tax return amounted to (euro)307,126 thousand as of December 31, 2004, and this amount is recorded under the "Loans to Telefonica Group Companies" caption in the accompanying consolidated balance sheet (see
Note 12).


(15) REVENUES AND EXPENSES

Revenues-

The operating revenues relate mainly to the following items:

1. Internet service provider and communications revenues. These relate to the revenues from subscriptions mainly to provide Internet access to the residential and SOHO markets and support services and technical assistance to users. They also include the revenues for induced traffic and interconnection received from telecommunications operators in certain countries and revenues from charges for technical assistance and user support. These revenues account for 44% of the total operating revenues. In 2004 13% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A.

2. Portal advertising and e-commerce revenues. The advertising revenues relate mostly to revenues received on the basis of a price based on the number of insertions, clicks or any advertising format in the Terra Group's portals, pursuant to the agreements to sponsor portal areas based on a fixed amount. They also include the revenues arising from e-commerce transactions made through the Terra Group's portals. These revenues account for 22% of the total operating revenues. In 2004 10% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A. The e-commerce revenues include the amount invoiced for on-line travel sales (mainly air fares, and hotel and cruise bookings). One Travel.com. Inc, which is an on-line travel agency, bills the end customer for the total amount of the fare, including taxes, assumes the risk of credit or default on the part of the end customer, has a minimum purchase commitment to its supplier and is authorized to establish the definitive price to be paid by the end customer. In 2004 21.4% of the portal advertising and e-commerce revenues related to on-line travel sales.

3. Communications services, portal and content sale revenues. These include the revenues from subscriptions to value added and communications services and the sale of associated software package licenses. They also include revenues from subscriptions to portal services and content and from the sale of associated software package licenses. These services are provided directly to the end customer or through corporations which distribute them to such end customers. These revenues represent 23% of the total operating revenues. In 2004 57% of the revenues earned in this connection related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A.

4. Corporate services revenues. These relate to services rendered to companies such as connection services, development of applications, web developing, consulting projects, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues account for 11% of the total operating revenues. In 2004 34% of the revenues in this connection related to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A.

5. Other services. These relate to revenues from sales of modems and connection kits. These revenues do not account for a significant percentage of the total operating revenues, although 10% of revenues in this connection relate to the Framework Strategic Alliance Agreement entered into with Telefonica, S.A.

The detail, by geographical market (taken to be the country in which the Terra Group service provider is located), of the "Total Operating Revenues" caption in the accompanying consolidated statement of operations is as follows:

--------------------------------------------------------------------------------
                                                 Thousands of Euros
                Country
--------------------------------------------------------------------------------
                                          2004          2003          2002
--------------------------------------------------------------------------------
Spain                                     238,349      207,392          204,510
U.S.A.                                     86,315      126,296          226,629
Brazil                                    147,405      140,714          108,579
Mexico                                     29,242       35,005           49,876
Chile                                      28,125       26,441           23,149
Guatemala and the Caribbean                 2,143        2,221            2,702
Peru                                        6,463        6,909            4,321
Argentina                                   1,030          657              504
Venezuela                                     957          279              720
Colombia                                      449          713              696
Uruguay                                         -            -              105
                                      ------------------------------------------
                                          540,478      546,627          621,791
--------------------------------------------------------------------------------

Note: Terra intercompany sales were eliminated from the amounts contributed by each country to the total consolidated revenues.

Transactions with Telefonica Group companies-

The Terra Group's main transactions with the Telefonica Group are based on the Framework Strategic Alliance Agreement of February 12, 2003 (see Note 1). The main features of the Framework Agreement are as follows:

     a)   Strengthening of the Terra Group as:

          - The exclusive provider of essential portal elements, brand user and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefonica Group companies' connectivity and ISP services.

          - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefonica Group companies.

          - Exclusive provider of Telefonica Group employee on-line training services.

          - Preferential provider of on-line integral marketing services to the Telefonica Group companies.

     b) Guaranteed minimum volume of purchases of on-line advertising space of the Terra Group companies by the Telefonica Group companies.

     c) Exclusive acquisition of connectivity and wholesale Internet access services by Terra Group companies from Telefonica Group companies under the legally permitted most-favored-customer conditions.

     d) Outsourcing by Terra Group companies to Telefonica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

     e) Exclusive acquisition by Terra Group companies from Telefonica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

This Framework Agreement guarantees the generation for the Terra Group of a minimum value throughout the term of the Agreement of (euro)78.5 million per year. This amount is the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The Framework Agreement defines a new model for relations between the two companies which puts to better use their respective capabilities to promote their growth on the Internet. This Framework Agreement will run for six years through December 31, 2008, and will be automatically renewed annually, unless notice of termination is expressly given by the parties concerned.

In conformity with the provisions of the Framework Strategic Alliance Agreement, in 2004 and 2003 the aforementioned annual minimum value was generated for the Terra Group.

Following is a description of the main transactions with Telefonica Group companies in 2004, 2003 and 2002, included or otherwise in the scope of the Framework Strategic Alliance Agreement:

o Communications services from the Telefonica Data Group, relating mainly to the Spanish and international Internet traffic required to provide services to ISP customers and to make the portal more visible.

o Communications services from Telefonica de Espana, S.A., relating mainly to the narrow and broad band access infrastructures required to configure the ISP services marketed.

o    Teleoperation and telemarketing services from the Atento Group.

o Sale of software package licenses and provision of the associated maintenance and support services to Telefonica de Espana, under an agreement between Terra Networks Espana, S.A. and Telefonica de Espana, S.A. The software packages consist of applications that enable Telefonica de Espana, S.A. to add more features to its narrow and broad band retail ISP services, and services for residential and business customers.

o Sale of software package licenses, including the sale of the access customer management program of Terra Networks Brasil to Assist Telefonica, S.A.

o    Portal services between Terra Networks Brasil, S.A. and Assist Telefonica,
     S.A.

o On-line training services between Educaterra, S.L. and Telefonica Group companies.

o Consulting, management and maintenance of the Telefonica Group's corporate portals.

o Advertising services. These relate to the revenues received mainly on the basis of a price based on the number of insertions in Terra's portals, pursuant to the agreements to sponsor portal areas based on a fixed amount.

The Terra Group's transactions in 2004, 2003 and 2002 with Telefonica Group companies were as follows:

Revenues


-------------------------------------------------------------------------------------------------------------------
                                                                                        Thousands of Euros
                                                                            ---------------------------------------
                                  Company                                      2004             2003          2002
-------------------------------------------------------------------------------------------------------------------
Telefonica Data Espana, S.A.                                                      298            600           232
Telefonica de Espana, S.A.                                                     83,398         62,655        43,048
CTC Chile, S.A.                                                                 1,479          1,906         1,098
CTC Mundo, S.A.                                                                   100            222           142
Telefonica Empresas Chile, S.A.                                                   574            903           383
Telefonica, S.A.                                                               13,959         18,427           315
Telefonica Centroamerica Guatemala, S.A.                                            -              -            92
Teleinformatica y Comunicaciones, S.A.                                              -             48            27
Telefonica Moviles Espana, S.A.                                                 2,548          2,212           444
Telefonica de Argentina, S.A.                                                     196            252           149
Telesp, S.A.                                                                   11,831          7,783         1,610
Assist Telefonica, S.A.                                                        13,095         27,244         1,511
Telefonica Solucion de Informatica y Comunicacion de Espana, S.A.                  18            827           658
Telefonica Internacional, S.A.                                                  2,538            202             -
Telefonica de Peru, S.A.                                                        4,268          4,143         1,601
Other Telefonica Group companies                                                4,939          3,191         2,341
-------------------------------------------------------------------------------------------------------------------
Total net sales to Telefonica Group companies                                 139,241        130,615        53,651
-------------------------------------------------------------------------------------------------------------------
Telefonica Data USA, S.A.                                                           -              -         1,273
Telefonica Moviles Mexico, S.A. de C.V.                                           205             24             -
Other Telefonica Group companies                                                   75            257           716
-------------------------------------------------------------------------------------------------------------------
Total other operating revenues received from Telefonica
 Group companies                                                                  280            281         1,989
-------------------------------------------------------------------------------------------------------------------
Total operating revenues received from Telefonica Group
  companies                                                                   139,521        130,896        55,640
-------------------------------------------------------------------------------------------------------------------

Telefonica Finanzas, S.A.                                                      23,238         34,569        48,969
Other Telefonica Group companies                                                   70            452            20
-------------------------------------------------------------------------------------------------------------------
Total financial revenues received from Telefonica Group
  companies                                                                    23,308         35,021        48,989
-------------------------------------------------------------------------------------------------------------------

Expenses


----------------------------------------------------------------------------------------------------------------
                                                                                   Thousands of Euros
                                                                       -----------------------------------------
                               Company                                     2004            2003           2002
----------------------------------------------------------------------------------------------------------------
Telefonica Data Espana, S.A.                                               26,250          13,315        20,353
Telefonica de Espana, S.A.                                                 66,975          69,137        87,967
Telecomunicaciones de Sao Paulo, S.A.                                      23,251           1,157         1,349
Atento Espana, S.A.                                                         4,032           3,565         4,618
Endemol Entertainment Uk, Plc.                                                  -               -           194
Atento Brasil, S.A.                                                         8,018           9,673        10,018
T. Data Brasil, S.A.                                                        3,834          23,125        18,586
CTC Chile, S.A.                                                             1,725           2,362         1,574
CTC Mundo, S.A.                                                             2,608           2,179         1,552
Telefonica Empresas Chile, S.A.                                             2,307           2,896         3,255
Telefonica Moviles, S.A.                                                      428             786           877
Teleatento del Peru, S.A.C.                                                   591             382           410
Telefonica Centroamerica Guatemala Holding, S.A.                                -             867           682
Telefonica Empresas Peru, S.A.                                              1,092             573           160
Telefonica Data USA, Inc.                                                   3,161           4,170         1,081
Other Telefonica Group companies                                            9,028           8,368         7,446
----------------------------------------------------------------------------------------------------------------
Total purchases from Telefonica Group companies                           153,300         142,555       160,122
----------------------------------------------------------------------------------------------------------------

Telefonica Investigacion y Desarrollo, S.A.                                   469               3           226
Telefonica de Espana, S.A.                                                  7,241           6,302         4,020
Telefonica, S.A.                                                            4,624           2,653           662
Telefonica Data Espana, S.A.                                                5,418           5,038           426
Atento Do Brasil, Ltda.                                                     2,718               -             -
Zeleris Espana, S.A.U.                                                       (197)          3,335             -
CTC Chile, S.A.                                                               956           1,004           964
Atento Chile, S.A.                                                            191              57           128
Telefonica Moviles Espana, S.A.                                               512             458           380
Telefonica de Argentina, S.A.                                                  24              32            24
Telesp, S.A.                                                                  799             653         1,214
Atento Mexico, S.A. de C.V.                                                 1,546           1,488         1,890
Telefonica Moviles Mexico, S.A. de C.V.                                     1,722           2,760             -
Other Telefonica Group companies                                            3,719           2,789         2,662
----------------------------------------------------------------------------------------------------------------
Total outside services received from Telefonica Group
  companies                                                                29,742          26,572        12,596
----------------------------------------------------------------------------------------------------------------
Total                                                                     183,042         169,127       172,718
----------------------------------------------------------------------------------------------------------------

Travel revenues-

The detail of the revenues from online travel sales of One Travel.com, Inc. recorded as of December 31, 2004 and 2003 is as follows (in thousands of euros):

------------------------------------------------------------------------
                                           2004             2003
------------------------------------------------------------------------

Air fares                                 19,394           25,902
Hotels                                     1,876            1,649
Cruises                                    2,401            1,644
Other                                      1,986            1,998
------------------------------------------------------------------------
Total                                     25,657           31,193
------------------------------------------------------------------------


In 2004 and 2003 One Travel.com, Inc. made gross sales (amount managed) amounting to US$ 93,105 thousand and US$ 106,083 thousand, respectively. The accounting method used to recognize the revenues and expenses of One Travel.com, Inc. is described in the "Valuation Standards" Note (see Note 4).

As of December 31, 2002 the Terra Group percentage of ownership in Onetravel.com, Inc. amounted to 39.6%. As there was no management control, the subsidiary was accounted for by the equity method.

Personnel expenses-

The detail of the personnel expenses in the years ended December 31, 2004, 2003 and 2002 is as follows:

-------------------------------------------------------------------------
                                           Thousands of Euros
                                 ----------------------------------------
                                     2004         2003          2002
-------------------------------------------------------------------------

Wages and salaries                    77,502       95,760       135,186
Social security costs                 10,613       10,731         9,426
Other employee welfare expenses        7,670       13,162        20,821
-------------------------------------------------------------------------
Total                                 95,785      119,653       165,433
-------------------------------------------------------------------------


In 2004 the Group carried out significant labor force restructuring processes, mainly at companies in Spain, the U.S.A. and Mexico, giving rise to a significant reduction in personnel expenses and in the number of employees.

The "Other Employee Welfare Expenses" caption includes the contributions to the external pension fund, which are made on the basis of a percentage of each employee's total salary.

Average headcount-

The Terra Group had an average of 2,018, 2,300 and 2,807 employees in the years ended December 31, 2004, 2003 and 2002, respectively, and the year-end headcounts in 2004, 2003 and 2002 were 1,606, 2,255, 2,494, respectively.

Outside services and other operating expenses-

The detail of this caption for the years ended December 31, 2004, 2003 and 2002, is as follows:

--------------------------------------------------------------------------------------------------
                                                                            Thousands of Euros
                                                                   -------------------------------
                                                                     2004      2003        2002
--------------------------------------------------------------------------------------------------
Advertising, publicity, public relations and outside marketing      52,715    68,495     139,621
expenses
Independent professional services                                   21,897    23,191      31,314
Rent and royalties                                                  12,005    26,803      41,695
Travel expenses                                                      3,282     4,591       7,199
Taxes other than income tax                                         10,007     9,867       8,723
Other operating expenses                                            28,572    33,242      41,585
--------------------------------------------------------------------------------------------------
Total                                                              128,478   166,189     270,137
--------------------------------------------------------------------------------------------------

Extraordinary revenues and income-

The detail of the "Gains on the disposal of Long-Term Investments" caption in 2004, 2003 and 2002 is as follows:

--------------------------------------------------------------------------------------------------
                                                                          Thousands of Euros
                                                                  --------------------------------
                                                                      2004      2003        2002
--------------------------------------------------------------------------------------------------

Lycos, Inc. (Note 2)                                                  26,171        -           -
Tecnologia y S.V.A., S.A. (Note 2)                                    10,772        -           -
Terra Mobile, S.A. (Note 2)                                                -   10,526           -
Lycos Korea, Inc.                                                          -        -      10,616
Lycos Canada, Inc.                                                         -        -       8,493
Frictionless                                                               -        -         527
Other gains on the disposal of long-term investments                     862      382          98
--------------------------------------------------------------------------------------------------
Total                                                                 37,805   10,908      19,734
--------------------------------------------------------------------------------------------------


The detail of the "Other Extraordinary Revenues" caption in 2004, 2003 and 2002 is as follows:

--------------------------------------------------------------------------------
                                                         Thousands of Euros
                                                  ------------------------------
                                                   2004        2003        2002
--------------------------------------------------------------------------------

Repayment of advances collected (Note 2)          2,875          -            -
Reversal of tax allowances in Lycos and Spain         -          -       16,360
Gain on treasury stock sold in the tender offer                               -
launched by Telefonica, S.A. (Note 1)                 -     10,985
Other                                               593      1,149        3,062
                                                 -------------------------------
Total                                             3,468     12,134       19,422
--------------------------------------------------------------------------------


As described in Note 1, on June 26, 2003, the Board of Directors announced its acceptance of the tender offer launched by Telefonica, S.A. for the 2,420,468 shares of Terra Networks, S.A. held by Lycos, Inc. (see Note 1). The gain on the sale of these shares amounted to (euro)10,985 thousand.

Extraordinary expenses and losses-

The detail of the extraordinary expenses and losses in 2004, 2003 and 2002 is as follows:

-------------------------------------------------------------------------------
                                                      Thousands of Euros
                                              ---------------------------------
                                                    2004       2003      2002
 ------------------------------------------------------------------------------

 Write-down of goodwill (Note 5)                    8,892      6,452   856,657
 Write-down of preopening expenses                      -          -    56,622
 Extraordinary loss due to accounting for
  Lycos Europe by the equity method                     -          -    50,200
 Early termination of contracts                    23,751      2,177     1,452
 Labor force  and business restructuring costs     21,906        597     9,062
 Prior years' expenses and losses                   3,214      3,776     1,485
 Provision for contingencies                            -          -     8,326
 Other extraordinary expenses                       4,144      4,562     4,150
 ------------------------------------------------------------------------------
 Total                                             61,907     17,564   987,954
 ------------------------------------------------------------------------------

In order to create a more streamlined and flexible organization that is closer to its end customers, in 2004 the Terra Networks Group decided to change both its organizational and corporate structure. Thus for the purpose of its leverage in the Telefonica Group, a rationalization process was carried out, in which areas and functions were simplified, which affected both the corporate centers (Terra Networks, S.A. and Terra Networks Latam, E.T.V.E., S.L.) and various subsidiaries (Lycos, Inc. and Terra Networks Mexico, S.A. de C.V., among others). The Group's presence was also strengthened in the markets in which the Telefonica Group has a presence. All this gave rise to a significant drop in personnel costs and to a reduction of the headcount at 2004 year-end to 1,606 persons, as compared with the headcount of 2,255 persons at 2003 year-end. The expenses incurred in this process were recorded under the "Early Termination of Contracts" and "Labor Force and Business Restructuring Costs" captions in 2004.

(euro)946 thousand, (euro)597 thousand, (euro)9,062 thousand were recorded, respectively, under the "Labor Force and Business Restructuring Costs" caption in the 2004, 2003 and 2002 consolidated statement of operations in relation to indemnity payments to directors and senior executives.


(16) DIRECTORS' COMPENSATION, OTHER BENEFITS AND OTHER DISCLOSURES ON THE BOARD OF DIRECTORS

In the years ended December 31, 2004, 2003 and 2002, the compensation and other benefits paid to the Board members and recorded in the accompanying consolidated statements of operations were as follows:

--------------------------------------------------------------------------------
                                                         Thousands of Euros
                                                   -----------------------------
                                                    2004      2003      2002
 -------------------------------------------------------------------------------
 Salaries of executive directors                      461      1,945    2,210
 Indemnity payments to directors of Lycos, Inc.       511          -        -
 Compensation of Board members                        571        706      867
 Fees for attending Committee meetings                 32         40       32
 -------------------------------------------------------------------------------
 Total                                              1,575      2,691    3,109
 -------------------------------------------------------------------------------

As described in Note 17, the executive members of the Board of Directors of the Terra Group did not hold any stock options on Terra Networks, S.A. shares as of December 31, 2004. In 2003 the executive members of the Board of Directors of the Terra Group held 8,717,026 stock options on Terra Networks, S.A. shares derived from the Stock Option Plans of Terra Networks, S.A. and Lycos, Inc. The weighted average exercise price was (euro)18.40 as of December 31, 2003. In 2003 there were no variations with respect to 2002 in the number of options assigned or in their exercise price.

As of December 31, 2004, 2003 and 2002, there were no other commitments to the directors.

The information presented below is required mainly under the provisions of the Corporations Law and the Securities Market Law:

1) The directors who hold equity investments in companies engaging in identical, similar or complementary business activities are as follows:


----------------------------------------------------------------------------------------------------------------------------------
                                                                 % of                                     Functions Performed or
            Owner                       Investee              Ownership           Line of Business            Positions Held
----------------------------------------------------------------------------------------------------------------------------------
Francisco Moreno de Alboran           Jazztel, S.A.              0.1             Telecommunications                -
y Vierna
----------------------------------------------------------------------------------------------------------------------------------
Angel Vila                          Telefonica, S.A.            < 0.01           Telecommunications        Corporate Development
                                                                                                              General Manager
----------------------------------------------------------------------------------------------------------------------------------
Enrique Used Aznar                     Amper, S.A.               0.39            Telecommunications           Chairman
                                    Telefonica, S.A.            < 0.01           Telecommunications           Director
----------------------------------------------------------------------------------------------------------------------------------
Telefonica Data Corp, S.A.          Telefonica, S.A.            < 0.01           Telecommunications           Director
(Antonio Viana-Baptista)        Telefonica Moviles, S.A.        < 0.01      Wireline telecommunications     Executive Chairman
                               Portugal Telecom SGPS, S.A.      < 0.01           Telecommunications           Director
                                      PT Multimedia             < 0.01                Internet                Director
----------------------------------------------------------------------------------------------------------------------------------


2) The directors do not perform any activities as independent professionals or as employees, that are identical, similar or complementary to those that constitute the Company's corporate purpose, except for the following, who perform them under the terms and conditions indicated below:

Antonio Viana-Baptista, representative of the director of Telefonica DataCorp, S.A.

----------------------------------------------------------------------------------------------------------------------------
                         Type of Arrangement
                           under which the                                                  Positions Held or Functions
                         Activity is Carried     Company through which the Activity is    Performed at the Company through
  Activity Carried on            on                           Carried on                    which the Service is Provided
----------------------------------------------------------------------------------------------------------------------------
       Director              Employment                    Telefonica, S.A.                                     Director
                            relationship               Telefonica Moviles, S.A.                               Executive Chairman
                                                     Telefonica de Argentina, S.A.                              Director
----------------------------------------------------------------------------------------------------------------------------
       Director                                     Telefonica Internacional, S.A.                              Director
                             Employment                     Brasilcel, N.V.                                     Director
                            relationship            Telefonica Moviles Espana, S.A.                             Director
                                                      Telefonica de Espana, S.A.                                Director
----------------------------------------------------------------------------------------------------------------------------
       Director              Employment               Portugal Telecom SGPS, S.A.                               Director
                            relationship
----------------------------------------------------------------------------------------------------------------------------

Enrique Used Aznar

----------------------------------------------------------------------------------------------------------------------------
                         Type of Arrangement
                           under which the                                                  Positions Held or Functions
                         Activity is Carried     Company through which the Activity is    Performed at the Company through
  Activity Carried on            on                           Carried on                    which the Service is Provided
----------------------------------------------------------------------------------------------------------------------------
       Director              Employment                       Amper, S.A.                                       Chairman
                            relationship                   Telefonica, S.A.                                     Director
                                                       Telefonica del Peru, S.A.                                Director
                                                 Telecomunicaciones de Sao Paulo, S.A.                          Director
                                                    Telefonica Internacional, S.A.                              Director
----------------------------------------------------------------------------------------------------------------------------

Luis Bassat Coen

----------------------------------------------------------------------------------------------------------------------------
                         Type of Arrangement
                           under which the                                                  Positions Held or Functions
                         Activity is Carried     Company through which the Activity is    Performed at the Company through
  Activity Carried on            on                           Carried on                    which the Service is Provided
----------------------------------------------------------------------------------------------------------------------------
       Director              Employment       Telefonica, Publicidad e Informacion, S.A.                      Director
                            relationship                Ogilvy Interactive, S.A.                              Chairman
----------------------------------------------------------------------------------------------------------------------------

Carlos Fernandez-Prida Mendez-Nunez

----------------------------------------------------------------------------------------------------------------------------
                         Type of Arrangement
                           under which the                                                  Positions Held or Functions
                         Activity is Carried     Company through which the Activity is    Performed at the Company through
  Activity Carried on            on                           Carried on                    which the Service is Provided
----------------------------------------------------------------------------------------------------------------------------
       Director              Employment              Telefonica de Argentina, S.A.                             Director
                            relationship
----------------------------------------------------------------------------------------------------------------------------


Joaquin Faura Batlle

----------------------------------------------------------------------------------------------------------------------------
                         Type of Arrangement
                           under which the                                                  Positions Held or Functions
                         Activity is Carried     Company through which the Activity is    Performed at the Company through
  Activity Carried on            on                           Carried on                    which the Service is Provided
----------------------------------------------------------------------------------------------------------------------------
       Director              Employment                   Endemol Interactive                                  Director
                            relationship
----------------------------------------------------------------------------------------------------------------------------


In 2004 Terra Networks, S.A. held eleven Board of Directors' meetings, eleven meetings of the Audit and Control Committee and nine meetings of the Appointments and Compensation Committee.

(17) COMMITMENTS AND CONTINGENCIES

a)   Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by the Board of Directors' resolutions adopted on October 18 and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Group companies of a portion of the capital stock of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the Plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004. These shares were subscribed in full by these banks (see Note 1).

The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, exercising the powers granted to it by the Stockholders' Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the participant (employee or executive) to acquire one share of Terra Networks, S.A. at an exercise price of (euro)11.81 per share.

2. The duration of the Plan is four years and three months (therefore ending on February 28, 2004), and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution of the Stockholders' Meeting of June 8, 2000, and launched pursuant to a resolution of the Board of Directors dated December 22, 2000, which authorized the launch of a Second Phase of the Stock Option Plan, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Group through that date.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of (euro)19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4. Options were granted to one executive director and four general managers and persons of similar category, and this was duly notified to the CNMV on December 29, 2000.

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

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to Company executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved at its meetings on January 30, July 25 and September 26, the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2003, options on 6,438,696 shares had been assigned to Terra Group employees, executives and directors, of which 1,555,554 relate to the First Phase of the Plan and the remainder to the Second Phase. The weighted average stock option exercise price is (euro)14.70.

As of December 31, 2003, the Terra Group's executives and directors held 1,185,252 stock options under the Terra Networks, S.A. Stock Option Plan, the weighted average exercise price being (euro)19.03.

On April 28 and 29, 2004, Terra Networks, S.A. entered into contracts with La Caixa and Barclays Bank (which absorbed Banco Zaragozano and succeeded it in all its rights and obligations), respectively, to extend the contracts executed on October 5, 1999; the term of the contract with La Caixa was extended through April 30, 2006, and that of the contract with Barclays Bank through July 15, 2004.

On June 22, 2004, the Stockholders' Meeting of Terra Networks, S.A. resolved, in connection with item IV on the agenda relating to the "Reduction of capital stock through the retirement of shares of treasury stock, with disapplication of the creditors' right to contest, and delegation of power in connection with the coverage of the Option Plans", to delegate powers to the Board of Directors of Terra Networks, S.A., in connection with the coverage of the Option Plans of Terra Networks, S.A., so that it can decide, if necessary or appropriate in view of the evolution of the share market price, to eliminate such coverage or to continue without coverage or, if appropriate, to establish any other coverage system to cater for the obligations arising from the Option Plans, thus extending the power conferred under the resolution adopted by the Stockholders' Meeting on October 1, 1999, in relation to item two on the Agenda.

On July 15, 2004, in compliance with the aforementioned contract dated October 5, 1999, and with the extension dated April 29, 2004, Terra Networks, S.A. purchased from Barclays Bank, outside the market, the 7,000,000 Terra Networks, S.A shares owned by the latter. These shares were classified as treasury stock and will be retired, if so decided, at the Stockholders' Meeting.

On July 22, 2004, the Board of Directors of Terra Networks, S.A., after obtaining a favorable report from the Audit and Control Committee, resolved to reduce by (euro)2 the exercise price of all the Terra Networks, S.A. stock options granted to the beneficiaries of the Terra Group's Stock Option Plans. The reduction became effective on the date of dividend payment (July 30, 2004) with a charge to additional paid-in capital approved by the Stockholders' Meeting of Terra Networks, S.A.

As of December 31, 2004, options on 3,118,870 shares had been assigned to Terra Group employees and executives, all of which relate to the second phase of the Option Plan, since the rights relating to the first phase expired in April. The weighted average stock option exercise price is (euro)14.21.

As of December 31, 2004, the Terra Group's executives held 650,000 stock options under the Terra Networks, S.A. Stock Option Plan, the weighted average exercise price of which is (euro)16.37.

As of December 31, 2004, no directors of Terra Networks, S.A. held any stock options.

The information for employees of Terra Networks on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2004, is as follows:

--------------------------------------------------------------------------------
                                       No. of Options not     Weighted Average
     Range of Prices in the Year         yet Exercised        Price in the Year
--------------------------------------------------------------------------------

      (euro)4.48 - (euro)5.07                153,400              4.81
      (euro)5.33 - (euro)6.90                359,000              6.41
      (euro)7.09 - (euro)7.51                124,500              7.26
      (euro)9.68 - (euro)17.78             1,746,920             17.14

--------------------------------------------------------------------------------
Total outstanding options at 12/31/04      2,383,820             14.21
--------------------------------------------------------------------------------

The information for employees of Lycos, Inc. (granted after the merger on October 27, 2000) on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2004, is as follows:

--------------------------------------------------------------------------------
                                        No. of Options not     Weighted Average
      Range of Prices in the Year         yet Exercised        Price in the Year
--------------------------------------------------------------------------------
          US$0.01 - US$4.23                   17,500                2.87
          US$4.24 - US$4.7                     3,000                4.50
          US$4.71 - US$5.4                    75,000                4.83
          US$5.41 or greater                 639,550               16.56

--------------------------------------------------------------------------------
Total outstanding options at 12/31/04        735,050               14.99
--------------------------------------------------------------------------------

b) Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to assume the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

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

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. approved the partial modification of the resolution relating to the Stock Option Plan, that had been ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As described in Note 1, on December 16, 2003, the Board of Directors of Terra Networks, S.A., exercising the powers granted to it by the Stockholders' Meetings of June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. held by Citibank, NA as the Agent Bank for the stock option plans assumed by the Company as a result of the integration of Lycos, Inc. These shares continued to cover the Lycos Inc. employee Stock Option Plans outstanding at that date.

As of December 31, 2003, the employees, executives and directors of Lycos, Inc. had exercised 16,216,587 options, and a commitment to exercise 19,272,198 options at a weighted average exercise price of US$ 20.77 had been made.

As of December 31, 2003, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares, the weighted average exercise price of which is US$ 23.05.

Also, as of December 31, 2003, the members of the Board of Directors who hold or have held executive posts at the Terra Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which being
(euro)18.40.

On June 22, 2004, the Stockholders' Meeting of Terra Networks, S.A. resolved, inter alia, to reduce capital stock by (euro)53,052,804 for the purpose of retiring 26,526,402 shares of treasury stock. The resolution expressly stated that 26,507,482 of the shares to be retired had been acquired by Terra Networks, S.A. from Citibank N.A. and were classified as treasury stock to cover the obligations arising from the Lycos Inc. Stock Option Plans assumed by Terra Networks, S.A. under section D) of the resolution adopted by the Stockholders' Meeting on June 8, 2000, in connection with item five on the Agenda (in the revised version approved by the Stockholders' Meeting on June 7, 2001).

Also, under the aforementioned capital reduction resolution, the Board of Directors of Terra Networks, S.A. was expressly empowered to decide, if necessary or appropriate in view of the evolution of the share market price, to eliminate such coverage or to continue without coverage or, if appropriate, to establish any other coverage system to cater for the obligations arising from the Option Plans of Lycos, Inc.

On July 22, 2004, the Board of Directors of Terra Networks, S.A., after obtaining a favorable report from the Audit and Control Committee, resolved to reduce by (euro)2 the exercise price of all the Terra Networks, S.A. stock options granted to the beneficiaries of the Terra Group's Stock Option Plans. The reduction became effective on the date of dividend payment (July 30, 2004) with a charge to additional paid-in capital approved by the Stockholders' Meeting of Terra Networks, S.A.

On July 31, 2004, Terra Networks, S.A. and the Korean company Daum Communications entered into a contract for the sale of all the Lycos, Inc. shares. The transaction was finally implemented on October 5, 2004, once the required administrative authorizations had been obtained, in particular, the approval of the U.S. antitrust authorities.

Under the contract for the sale of the shares, Terra Networks, S.A. undertook to continue to assume the obligations arising from the Stock Option Plans of Terra Networks, S.A. vis-a-vis the beneficiaries of Lycos, Inc., although it was established that Lycos, Inc. could carry out, for the account and at the expense of Terra Networks, S.A., such actions as might be necessary or appropriate in connection with the exercise of the options by the beneficiaries.

As of December 31, 2004, the employees, executives and directors of Lycos had exercised 1,089,238 options, and a commitment to exercise 10,128,189 options at a weighted average price of US$ 18.22 had been made.

The information on the options under the Terra Networks, S.A. Stock Option Plan resulting from the assumption of the Stock Option Plans of Lycos, Inc. not yet exercised as of December 31, 2004, is as follows:


--------------------------------------------------------------------------------
                                        No. of Options not    Weighted Average
     Range of Prices in the Year          yet Exercised       Price in the Year
--------------------------------------------------------------------------------
        US$0 - US$5.45                     1,012,338              3.69
        US$5.46 - US$10.88                   162,296              9.03
        US$10.89 - US$16.33                4,285,262             13.39
        US$16.34 - US$32.69                4,668,293             26.13

--------------------------------------------------------------------------------
Total outstanding options at 12/31/04     10,128,189             18.22
--------------------------------------------------------------------------------


c)   Guarantee commitments to third parties-

As a holding company, in the course of its business operations Terra Networks, S.A. has performed various transactions in which it is standard practice to receive or provide guarantees on liabilities, commitments, contingencies, etc. arising from the investments forming the subject matter of the transactions.

Company management considers that the liabilities, if any, which might arise from the aforementioned commitments would not have a significant impact on the Company.

As of December 31, 2004, Citibank International PLC, Sucursal en Espana, for the account of Terra Networks, S.A., issued two counter-guarantee letters for the following companies vis-a-vis various agencies or entities, the detail being as follows:


--------------------------------------------------------------------------------
                                                           Thousands of Euros
                                                         -----------------------
                                                            2004        2003
--------------------------------------------------------------------------------

Lycos, Inc.                                                 7,342          -
One Travel.com                                                596          -
--------------------------------------------------------------------------------
Total                                                       7,938          -
--------------------------------------------------------------------------------


At the date of preparation of these consolidated financial statements, the guarantee provided for Lycos, Inc. had been released.


d)   Litigation in progress-

1. Complaint filed by IDT against Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc.

On January 31, 2001, International Discount Telecommunications Corporation (IDT) commenced proceedings at the New Jersey Courts in the U.S. against Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc. This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the purported nonperformance of the obligations under the agreement to terminate the joint venture agreement, on purported fraud and contravention of the legislation governing the purchase and sale of securities (Federal Securities Exchange Act) and, lastly, on purported fraudulent concealment of information.

After this complaint was filed, it was amended by IDT, which eliminated all explicit reference to a claim for damages of a specified amount, since this was contrary to the U.S. legislation under which the claim was filed. The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim for damages being specified and quantified in the course of the proceeding.

In May 2002 the Court set aside the part of the complaint relating to the charges filed for the purported breaches of the joint venture agreement.

In July 2002 IDT added to the "second amended claim" a new claim that Telefonica, S.A. would be liable, as a controlling person, for the fraud claimed against Terra Networks, S.A. in its negotiations with IDT that led to the termination agreement. Telefonica, S.A. has filed objections against this claim, which are currently before the Court.

On July 2, 2003, Telefonica S.A., Terra Networks S.A. and Lycos Inc. filed a summarized request for the taking of evidence and prepared pleadings requesting that certain charges be set aside, including the breach of the securities legislation claimed against Telefonica, S.A.

In September 2004 IDT filed a third claim, identical to the second, against three companies, except in this case the claim against Telefonica, S.A. was based on its liability as the controlling company of the defendant Terra Networks, S.A.

Terra Networks, S.A. and Telefonica S.A. have filed an answer and, in turn, Telefonica S.A. has pleaded a lack of jurisdiction.

In September 2004 the Court resolved not to continue with the proceedings against Lycos, Inc.

On October 4, 2004, a conference took place with the Judge in charge of the case who resolved to take expert evidence (reports and examinations). A date has yet to be set for the parties to file before the Judge supervising the evidence proposed by the parties a complete Pre-trial Order which includes a summary of the claims and related answers and of the evidence taken. As a guide, our lawyers consider that the trial is most likely to be held in the last quarter of 2005, and will at least examine the alleged infringement by Terra Networks, S.A. of the Federal Securities Exchange Act, in relation to its failure to advise IDT of the transaction with Lycos, Inc. prior to April 30, 2000.

The external legal counsel of Terra Networks, S.A. considers that the Company has a sound defense to counter the claim, although based on the current status of the proceedings, they do not consider that they are in a position to predict its outcome.

2.   Bumeran Participaciones, S.R.L. (liquidated company)

The minority stockholders of Bumeran Participaciones, S.R.L. (liquidated company) have filed complaints contesting the resolution adopted at the Stockholders' Meeting of December 18, 2002, to dissolve the company and appoint a liquidator.

They are seeking to have the courts set aside the aforementioned resolution to dissolve Bumeran Participaciones, S.R.L., having petitioned the court to stay the resolution as an injunctive measure, which was set aside by the Court of First Instance and the Madrid Provincial Appellate Court.

Aside from the aforementioned procedures, two arbitration proceedings were filed against Terra Networks, S.A., as follows:

- The first by Master Equities (minority stockholder of Bumeran Participaciones S.R.L.); and

- The second by the other minority stockholders of Bumeran Participaciones S.R.L. (Lorne Consultants, S.A. , Regent Equities, S.A., Pablo Larguia and Century Equities, S.A).

The current status of the proceedings is as follows:

o A favorable ruling was handed down to Terra Networks, S.A., which was acquitted of the two arbitration proceedings through the Awards dated March 15, 2004, which are now firm and final.

o In the proceeding to contest the resolutions adopted on December 18, 2002, by the Stockholders' Meeting of Bumeran Participaciones, S.R.L., which is being heard by the Majadahonda Court of First Instance 6 through the Order dated June 24, 2004, the Court ordered all the plaintiffs to discontinue the proceedings, and, consequently, that these proceedings to be stayed. This Decision was clarified by the aforementioned Court through an Order dated July 28, 2004, which upheld that the proceeding should be stayed. One of the plaintiffs (Master Equities) appealed to the Madrid Provincial Appellate Court, while the remainder accepted the Court's Decision. The Madrid Provincial Appellate Court has yet to hand down a decision on the proceeding and to order the definitive stay of proceedings or, where appropriate, the continuation of the proceeding to contest the resolutions of the Stockholders' Meeting. The external legal counsel of Terra Networks, S.A. considers that, if the Madrid Provincial Appellate Court confirms the Decision dated June 24, 2004, handed down by the Majadahonda Court of First Instance 6, the proceeding would be definitively concluded, without any type of liability for Terra Networks, S.A. The outcome of the Appeal and the conclusion of the Proceeding will not have a significant impact on the financial statements of Terra Networks, S.A.

3. Collective lawsuits filed by stockholders of Terra Networks, S.A. in the U.S., in connection with the admission to listing of Terra

Terra Networks, S.A. has been summonsed to appear as a defendant in five complaints filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time when the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra Networks, S.A. are part of the more than one thousand complaints filed in the U.S. in 2000 and 2001 in connection with approximately three hundred IPOs. These complaints, challenging the allotments made under the IPOs, allege, principally, that the security placement institutions allotted shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for allotting shares to them, these customers agreed to buy shares on the secondary market at a predetermined price in order to keep the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to otherwise contravene SEC and Nasdaq rules.

Also, the directors and executives of Terra Networks, S.A. negotiated and signed an agreement with the plaintiffs whereby the latter agreed to exclude the individual defendants from the proceedings, without prejudice to the possibility of including them once again in the event that the plaintiffs put forward appropriate grounds for doing so.

In July 2002 Terra Networks, S.A. and other defendant securities issuers jointly filed a petition to have the joined claim dismissed. This petition was rejected by the Judge on February 19, 2003.

The plaintiffs, the securities issuers (including Terra Networks, S.A.) and their insurance companies have finalized the terms of an agreement which mainly establishes that the insurance companies undertake to guarantee the availability of a certain sum of money on condition that the plaintiffs do not collect the same sum from the placement institutions. The Transactional Agreement does not resolve the dispute between the plaintiffs and the placement institutions.

On February 15, 2005, the Judge hearing the case approved, on a preliminary basis, the Transactional Agreement, although he suggested to the parties involved specific minor amendments to the wording of the Agreement before its definitive approval, scheduled by the Court to take place on March 18, 2005. Accordingly, the Company is confident that the outcome of the litigation will not have an adverse effect on Terra Networks, S.A.

4. Collective lawsuits filed by stockholders of Terra Networks, S.A in the U.S. in connection with the tender offer by Telefonica, S.A. for Terra Networks, S.A.

On May 29, 2003, two class actions were filed at the Supreme Court of New York State by stockholders of Terra Networks, S.A. against Telefonica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A.

These actions are founded mainly on the claim that the price offered to the stockholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the Company's shares, and seek to not have the tender offer approved or, alternatively, to have damages awarded to them.

In connection with the status of the first claim, formal notice was served on the directors domiciled in Massachusetts. The time period allowed for filing an answer has been extended without any deadline, as has the time period for production of the documents requested, which may be demanded by the plaintiffs by serving 30 days' prior notice. However, no formal notice of the second complaint has yet been served.

Based on the opinion of the legal counsel of Terra Networks, S.A., in no case has the plaintiff filed before the Court an injunctive measure and, accordingly, any subsequent petition filed would be ineffective. Also, the external legal counsel of Terra Networks, S.A. considers that should a claim be filed for damages, Terra Networks, S.A. would have strong grounds on which to contest such a claim and, accordingly, the Company is confident that the outcome of the litigation would not be adverse for Terra Networks, S.A.

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

In September 2004 the other stockholders of IMDI (minority stockholders) filed a further claim against Lycos Inc. (no action was brought against Terra Networks, S.A.), which, in turn, petitioned for it to be added to the first complaint. At the end of November 2004 Terra Networks, S.A. learned that the first plaintiffs had extended their claim to it, to its current Chairman and Board of Directors and to Terra Networks USA, Inc. and Terra Networks Operations, Inc. On February 14, 2005, a Accord and Satisfaction was reached with the first plaintiffs in which Terra Networks, S.A. agreed to pay an amount for which a provision had already been recorded in the accompanying consolidated financial statements.

6.   Lycos, Inc. against Overture Services, Inc.

Lycos Inc. filed a complaint against Overture Services Inc., which is being processed by the Massachussets District Court, claiming that the latter company infringed certain contractual agreements, such as those relating to the non-assignment of contracts, confidentiality and payment, provided for in the Integration and Distribution contract entered into by the parties on September 30, 2001, as a result of which Overture was acquired by Yahoo!.Inc., which is a direct competitor of Lycos Inc. The amount of this complaint has not been quantified.

In turn, Overture Services Inc. filed a counterclaim against Lycos, Inc. alleging that it was in fact Lycos Inc. that was in breach of contract by infringing the principle of good faith.

The possibility of commencing negotiations for a possible Accord and Satisfaction between the co-litigant parties is being studied. The Company considers that the economic agreement that will be reached will not have an adverse effect on its net worth.

7.   Universal Communications Systems, Inc.

In July 2004 Universal Communications Systems, Inc. filed a complaint amounting to US$ 300 million against Lycos, Inc. at the Courts of Florida, claiming that consumer fraud had been committed and that UCSY's brand had been diluted (through the Ranging Bull website forums - a Lycos finance web site similar to Invertia). The litigation was made public and was assumed by the Korean company Daum Communications, Corp. under the purchase and sale agreement entered into by it as a result of its acquisition of Lycos, Inc.

Without prejudice to the foregoing, the plaintiffs recently filed a new complaint against Terra Networks, S.A. in 2005, of which we have not been duly summonsed in conformity with the Hague Convention and, accordingly, the claim has not yet been received in the name of Terra Networks, S.A.. The procedural strategy to be followed by Terra Networks, S.A. in relation to this claim is being evaluated.

(18) FEES PAID TO AUDITORS

The payments made in 2004 and 2003 to the various member firms of the Deloitte & Touche Worldwide Organization, to which Deloitte, S.L., the auditors of the consolidated Terra Group, belongs, amounted to (euro)1,046 thousand and
(euro)1,390 thousand, respectively.

The detail of the foregoing amounts is as follows:


                                                  ------------------------------
                                                       Thousands of Euros
                                                  ------------------------------
                                                   12/31/04            12/31/03
--------------------------------------------------------------------------------
Audit of financial statements                         832                 823
Other audit services                                  184                 429
Work additional to or other than audit services        30                 138
--------------------------------------------------------------------------------
Total                                               1,046               1,390
--------------------------------------------------------------------------------


The payments made to other auditors of the Terra Group in 2004 and 2003 amounted to (euro)863 thousand and (euro)578 thousand, respectively, the detail being as follows:


                                                   -----------------------------
                                                        Thousands of Euros
                                                   -----------------------------
                                                    12/31/04            12/31/03
--------------------------------------------------------------------------------
Audit of financial statements                          49                  42
Other audit services                                   11                  11
Work additional to or other than audit services       803                 525
--------------------------------------------------------------------------------
Total                                                 863                 578
--------------------------------------------------------------------------------


These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Terra Group companies.

(19) EVENTS SUBSEQUENT TO YEAR-END

a)   Changes in the Board of Directors-

On February 10, 2005, the Board of Directors of Terra Networks, S.A. accepted the resignation of the directors Angel Vila Boix and Telefonica Data Corp. Also, on that same date the Board of Directors of Terra Networks, S.A. appointed the Company stockholders Alfonso Merry del Val Gracie and Fernando Labad Sasiain as new directors by co-optation to cover the aforementioned vacancies.

b) Merger with Telefonica, S.A. and distribution of dividend

On February 9, 2005, Terra Networks, S.A. received an invitation from Telefonica, S.A. to merge the two companies.

At an extraordinary meeting on February 10, 2005, the Board of Directors of Terra Networks, S.A. was informed of the invitation of Telefonica S.A., and resolved to initiate a period of study and negotiation to determine the degree to which a potential merger would be in the interest of Terra Networks, S.A., and to study the terms and conditions thereof. For this purpose, the Board of Directors of Terra Networks, S.A., in the absence of the nominee directors appointed, at the behest of Telefonica S.A. and in a process led by the independent directors, resolved to appoint Lehman Brothers and Citigroup as financial advisers in this transaction.

The Boards of Directors of Telefonica, S.A. and Terra Networks, S.A. resolved at their respective meetings held on February 23, 2005, to approve a plan for the merger by absorption of Terra Networks, S.A. into Telefonica, S.A. through the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the latter, which will acquire, by way of universal succession, the rights and obligations of Terra Networks, S.A.

The exchange ratio for the shares of the companies to be merged, which was determined on the basis of the actual net worth values of Telefonica, S.A. and Terra Networks, S.A., will be as follows: two (2) shares of Telefonica, S. A., of one euro ((euro)1) par value each, for every nine (9) shares of Terra Networks, S.A., of two euros ((euro)2) par value each.

Also, the Board of Directors of Terra Networks, S.A. resolved, within the framework of the negotiations with Telefonica, S.A. in relation to the merger of the two companies, to propose to the Company's next Stockholders' Meeting that a dividend be distributed in cash, with a charge to the "Additional Paid-in Capital" account of (euro)0.60 gross for each of the Company's outstanding shares carrying dividend rights on the payment date. This payment will be made prior to the registration of the aforementioned merger at the Mercantile Registry.

c)   Sale of OneTravel.com, Inc.

On February 11, 2005, Terra Networks, S.A. resolved to sell its holding in OneTravel.com, Inc., representing 54.1% of the capital stock, within the framework of various agreements entered into by OneTravel.com, Inc. with the U.S. company RCG Companies, Inc. aimed at the merger of the two companies. The execution of this merger depends on the obtainment of the internal approval of the respective companies.

The transaction totals US $25.5 million, of which US $2.5 million will be paid when the agreement is signed, US $10.5 million when the merger is formalized and US $12.5 million will be deferred for a period of between six months and one year through a bond convertible into shares of the buyer.

d)   Adoption of International Financial Reporting Standards - IFRSs

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005, in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union. In conformity with this Regulation, the Group will have to present its consolidated financial statements for 2005 in accordance with the IFRSs adopted by the European Union.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, although the first consolidated financial statements prepared in accordance with IFRSs will, in the case of the Group, be those for the year ending December 31, 2005, it will be necessary to include, for comparison purposes, the figures for the preceding year (2004), prepared on a basis consistent with that used to calculate the figures for 2005. Accordingly, an opening balance sheet will have to be prepared as of the date of transition to IFRS accounting methods (January 1, 2004, in the case of the Group), also in accordance with the IFRSs in force as of December 31, 2005.

In order to meet the obligation imposed by Regulation (EC) no. 1606/2002, the Group has established a plan for the transition to IFRSs that includes, inter alia, the following steps:

1. Analysis of the differences between the methods provided for in the National Chart of Accounts in force in Spain and in IFRS.

2. Selection of the methods to be used in cases or areas in which IFRSs permit alternative accounting treatments to be applied.

3. Assessment and determination of the appropriate changes to or adaptations of the operating procedures and systems used for compiling and providing the information required in order to prepare the consolidated financial statements.

4. Preparation of the opening consolidated financial statements, as of the transition date, in accordance with IFRSs.

The Group started to implement the plan for the transition to IFRSs in 2003 and the stage of completion is currently as planned for the adaptation to be completed in 2005.

(20)  CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

--------------------------------------------------------------------------------------
                                                            Thousands of Euros
                                                     ---------------------------------
                APPLICATION OF FUNDS                    2004       2003        2002
--------------------------------------------------------------------------------------
Funds applied in operations                                   -           -     77,286
Reparto de dividendo                                  1,122,123           -          -
Additions to start-up expenses                              187         169         69
Intangible asset additions                               15,483      63,952     21,303
Property and equipment additions                          9,963      16,449     21,729
Acquisitions of subsidiaries                              1,756      15,385     76,577
Additions to other long-term investments                    658       6,208     12,857
Tax assets written off, net                                   -           -      5,018
Additions to deferred charges                                 -           -      3,991
Conversion to capital of short-term payables              5,025       8,751     10,898
Deferred revenues                                             -           -      3,732
Provision for contingencies and expenses recorded             -           -     21,039
Long-term debt                                                -         489        606
Minority interests                                            -           -      1,150
Acquisition of treasury stock                            15,120           -          -
Variations due to translation differences                 2,608      52,836     79,404
--------------------------------------------------------------------------------------
                TOTAL FUNDS APPLIED                   1,172,923     164,239    335,659
--------------------------------------------------------------------------------------
           FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                                            Thousands of Euros
                                                     ---------------------------------
                  SOURCE OF FUNDS                       2004       2003        2002
--------------------------------------------------------------------------------------
Funds obtained from operations                          296,535         277          -
Stock options exercised under ESOP                           85       6,814      3,756
Disposal of treasury stock                                    -       1,722          -
Retirements of start-up expenses                              -          81          -
Retirements of intangible assets                          1,746       1,070      4,542
Retirements of property and equipment                     5,449         282      4,567
Retirements of subsidiaries                              35,749         184      8,232
Sale of subsidiaries                                     88,878
Retirements of other long-term investments                  262         121      8,844
Tax assets realized, net                                    828         757          -
Retirements of deferred charges                              13       3,007          -
Transfers to short term                                       -      26,490        517
Provision for contingencies and expenses released           579       4,745          -
Minority interests                                            -       3,496          -
Deferred revenues                                             6         538          -
Long-term debt                                              540           -          -
Variations due to translation differences                     -           -          -
Variations in working capital due to inclusion of
 companies                                               16,064           -          -
Variations in working capital due to inclusion of
 companies                                                    -       2,882          -
--------------------------------------------------------------------------------------
                TOTAL FUNDS OBTAINED                    446,734      52,466     30,458
--------------------------------------------------------------------------------------
     FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED          726,189     111,773    305,201
--------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                  Thousands of Euros
                                       ------------------------------------------------------------------------
                                                  2004                    2003                     2002
                                       ------------------------------------------------------------------------
      VARIATION IN WORKING CAPITAL        Increase    Decrease    Increase     Decrease    Increase    Decrease
---------------------------------------------------------------------------------------------------------------
Inventories                                 2,110                      188            -           -       1,919
Accounts receivable                                     19,875           -        4,716           -      32,614
Short-term investments                                 743,574           -      144,079           -     454,725
Cash                                                     1,765           -       17,488      25,689           -
Accrual accounts                                        17,735           -        4,693           -      10,825
Current liabilities                        54,650                   59,015            -     169,193           -
---------------------------------------------------------------------------------------------------------------
                   TOTAL                   56,760      782,949      59,203      170,976     194,882     500,083
---------------------------------------------------------------------------------------------------------------
        VARIATION IN WORKING CAPITAL      726,189                  111,773                  305,201
---------------------------------------------------------------------------------------------------------------

The reconciliation of the net income (loss) for the year to the funds obtained from operations is as follows:

-------------------------------------------------------------------------------------------------------------
Thousands of Euros                                                       2004         2003           2002
-------------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                         163,972      (172,710)   (2,008,870)
Add:
Start-up expense amortization expense                                      517           910        26,256
Intangible asset amortization expense                                   53,494        43,055        72,956
Property and equipment depreciation expense                             25,502        34,777        43,506
Write-down of start-up expenses                                              -             -        56,622
Consolidation goodwill amortization expense                             65,577        83,269       254,157
Write-down of consolidation goodwill                                     8,892         6,452       856,657
Share in losses of companies accounted for by the equity
  method                                                                14,843        34,734       148,902
Extraordinary expenses and losses of companies accounted for by
the equity method                                                        1,877             -        50,200
Variation in allowances for property and equipment and
  intangible assets                                                          -             -        54,199
Variation in long-term investment valuation allowances                       -             -        33,488
Variation in investments                                                 2,817             -             -
Write-down of tax asset                                                     66             -       342,346
Period provision for contingencies and expenses                              -             -         1,526
Less:
Share in the income of companies accounted for by the equity
method                                                                    (284)            -             -
Reversal of negative consolidation goodwill                               (729)         (972)       (1,602)
Write-down of negative consolidation goodwill                                -             -        (3,714)
Variation in long-term investment valuation allowances                       -             -        (1,503)
Gains on long-term investment disposals                                (36,943)      (10,525)            -
Variation in investments                                                     -       (18,177)            -
Loss attributed to minority interests                                   (3,066)         (536)       (2,412)
-------------------------------------------------------------------------------------------------------------
Funds applied in (obtained from) operations                            296,535           277       (77,286)
-------------------------------------------------------------------------------------------------------------

(21) Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

(22) DIFFERENCES BETWEEN SPANISH AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

The consolidated financial statements of Terra Networks, S.A. were prepared in accordance with accounting principles generally accepted in Spain ("Spanish GAAP"), which differ in some respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A reconciliation of net loss and shareholders' equity from Spanish GAAP to U.S. GAAP is provided in this Note.

Reconciliation of net loss and shareholders' equity from Spanish GAAP to U.S.
GAAP

---------------------------------------------------------------------------------------------------
                                                                         Thousands of Euros
  #                                                                  ------------------------------
 Ref.                                                                   12/31/2004     12/31/2003
---------------------------------------------------------------------------------------------------
        Shareholders' equity per Spanish GAAP                            1,634,736      2,720,541
        -------------------------------------------------------------------------------------------
        Adjustments for U.S. GAAP purposes:
   1      Research and development expenses                                      -              -
   2      Start up costs                                                      (560)          (892)
   3      Corporate Income Tax (a)                                        (287,387)      (287,342)
   4      Permanent decline of value in Lycos Europe, N.V.                 (38,023)       (37,358)
   5      Goodwill  arising from Chile acquisition (net)                   (17,116)       (20,657)
   7    Adjustments to carrying value of Lycos Inc.:
 7 b)     Stock options granted to employees of Lycos                            -       (117,520)
 7 c)     Lycos' reversal of goodwill amortization and additional                -         13,335
        impairment of goodwill
 7 d)     Investments under SFAS 115                                             -          7,063
 7 e)     Lycos' translation of goodwill                                         -        (22,329)
  11      Reversal of amortization of goodwill except
          Lycos, Inc. and subsidiaries (SFAS 142)                           85,709         65,491
  11      Additional impairment of goodwill other than Lycos, Inc.
          and subsidiaries (SFAS 142)                                      (29,702)       (24,294)
  13      Translation of goodwill other than Lycos, Inc.                   (60,150)       (60,732)
  13      Strategic Alliance amortization expense                           20,294         25,370
  14      Capital increase subscribed to by finance entities
          acting as agents in ESOP                                         (29,981)       (30,122)
  15      Revenue recognition (SOP 97-2)                                   (29,068)       (22,720)
  17      Unrealized positive exchange rate differences                        543              -
          Tax effects of above adjustments (a)                                   -              -
        -------------------------------------------------------------------------------------------
        Total differences                                                 (385,441)      (512,707)
        -------------------------------------------------------------------------------------------
        Shareholders' equity per U.S. GAAP                               1,249,295      2,207,834
---------------------------------------------------------------------------------------------------

(a) The adjustments above do not include the tax effect, if any, of reconciling the shareholders' equity from Spanish GAAP to U.S. GAAP, since a valuation allowance would be provided in full against the deferred tax assets related to the Group's net operating losses under U.S. GAAP.

Note: Certain prior year amounts have been reclassified for comparative purposes.

---------------------------------------------------------------------------------------------------------------------
                                                                                     Thousands of Euros,
                                                                                   except per share data
  #                                                                     ---------------------------------------------
 Ref.                                                                        12/31/04      12/31/03     12/31/02
---------------------------------------------------------------------------------------------------------------------
        Net income /(loss) per Spanish GAAP                                   163,972      (172,710)    (2,008,870)
        -------------------------------------------------------------------------------------------------------------
   1      Reversal of amortization of research and
             development expenses                                                   -            975          3,666
   2      Reversal of amortization of start-up costs                              330            910         81,852
   3      Corporate income tax                                                    (58)            65        342,084
   4      Permanent decline in the value of Lycos Europe, N.V.                      -              -        (42,778)
   5      Goodwill relating to Chile acquisition                                3,541          3,541          3,539
   6      Adjustment resulting from Peru acquisition                                -              -         17,784
 7 a)     Amortization of deferred compensation expense                             -        (17,559)       (53,148)
 7 b)     Stock options granted to employees of Lycos                            (729)          (972)       (10,538)
 7 c)     Lycos' reversal of goodwill amortization and additional
            impairment of goodwill                                              9,600         13,335              -
 7 d)     Unrealized gains/losses investments under SFAS 115                   23,139        (21,272)       (16,426)
 7 e)     Lycos' translation of goodwill                                            -              -         46,538
   8      Reduction of gain from sale of Lycos, Inc.                           (9,379)             -              -
   9      Cumulative translation adjustment of Lycos, Inc.                 (1,172,144)             -              -
  10      Amortization of goodwill relating to Uno-e Bank
            Acquisition                                                             -        (17,364)        13,024
  11      Reversal of amortization of goodwill other than Lycos, Inc.
            and subsidiaries (SFAS 142)                                        20,218         21,550         43,941
  11      Additional impairment of goodwill other than Lycos, Inc. and
            subsidiaries (SFAS 142)                                            (5,408)        (1,985)       (22,309)
  12      Gain in the sale of treasury stock                                        -        (10,985)             -
  13      Translation of goodwill (excluding Lycos, Inc.)                           -              -          5,963
  13      Strategic Alliance amortization expense                              (5,076)        (5,134)         8,585
  15      Revenue recognition (SOP-97.2)                                       (6,348)        (8,410)       (14,310)
  16      Restructuring charge                                                      -         (3,101)         3,714
  17      Unrealized positive exchange rate differences                           543              -              -
                                                                        ---------------------------------------------
          Other                                                                     -             83              -
          Tax effects of above adjustments (a)                                      -              -              -
        -------------------------------------------------------------------------------------------------------------
        Net loss per U.S. GAAP                                               (977,799)      (219,033)    (1,597,689)
        Weighted average shares outstanding (b)                           562,157,469    560,532,170    559,298,611
        Net income /(loss) per share under U.S. GAAP                           (1.739)        (0.391)        (2.857)
        -------------------------------------------------------------------------------------------------------------
        Net loss under U.S. GAAP consists of:
        Loss from continuing operations                                       (53,504)      (138,550)      (964,011)
        Loss from discontinuing operations                                   (924,295)       (80,483)      (633,678)
        Net loss under U.S. GAAP                                             (977,799)      (219,033)    (1,597,689)

        Basic and diluted per-share amounts:
        Continuing operations                                                  (0.095)        (0.247)        (1.724)
        Discontinuing                                                          (1.644)        (0.144)        (1.133)
        Basic and diluted net loss per share under U.S. GAAP                   (1.739)        (0.391)        (2.857)
---------------------------------------------------------------------------------------------------------------------

(a) The adjustments above do not include the tax effect, if any, of reconciling the net loss from Spanish GAAP to U.S. GAAP, since a valuation allowance would be provided in full against the deferred tax assets related to the Group's net operating losses under U.S. GAAP.

(b) Weighted average shares outstanding are calculated as the sum of total amount of outstanding shares at the end of every month divided by twelve.

Note: Certain prior year amounts have been reclassified for comparative purposes.

The statement of changes in shareholders' equity under U.S. GAAP at December 31, 2004 and 2003, is as follows:

-----------------------------------------------------------------------------------------------------
                                                                            Thousands of Euros
                                                                       ------------------------------
                                                                           2004           2003
-----------------------------------------------------------------------------------------------------
U.S. GAAP shareholders' equity at January 1                               2,207,834       2,346,243
Variations:
   Net loss of the year under U.S. GAAP                                    (977,799)       (219,033)
   Dividend distribution                                                 (1,122,123)              -
   Exercise of stock options                                                    227           6,889
   Amortization of deferred compensation expense                                  -          17,559
   Sale of Treasury Stock                                                         -          12,707
   Other adjustments: Spanish - U.S. GAAP differences                             -            (112)
Accumulated other comprehensive income (loss):
   Unrealized gains/losses on marketable securities, net of tax             (30,202)         38,373
   Conversion differences of Lycos taken to  P/L account                  1,172,144               -
   Currency translation adjustments arising in Spanish GAAP                  (1,478)        (65,240)
   Currency translation adjustments arising in U.S. GAAP                        692          70,448
-----------------------------------------------------------------------------------------------------
 U.S. GAAP shareholders' equity at December 31                             1,249,295      2,207,834
-----------------------------------------------------------------------------------------------------

Shareholders' rights and any dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Terra Networks, S.A.

Description of the main differences included in the reconciliation of net loss and shareholders' equity from Spanish GAAP to U.S. GAAP

1.   Research and development

In accordance with Spanish GAAP, research and development costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP research and development costs for maintenance, services performed by others, equipment and purchased intangibles that have no alternative future use are expensed when acquired, incurred or constructed. Under Spanish GAAP, a part of these costs were classified under "Other intangible assets". As of December 31, 2003 all these costs were fully amortized under Spanish GAAP, and no new additions have been recorded during 2004.

2.   Start-up costs

In accordance with Spanish GAAP, period expenses incurred during the start-up of a business that will contribute to future revenues may be deferred and amortized over five years. Under U.S. GAAP, start-up costs must be expensed as incurred.

As stated in the Notes to the Financial Statements of the Terra Group, in 2002 the Company performed an analysis of the income expected to be generated in the future per the business plans and according to the accounting principle of prudence in valuation, decided to write off substantially all the unamortized start-up costs remaining at December 31, 2002 for Spanish GAAP purposes. During 2003 and 2004 there have been no new additions to the "Start-up costs" caption.

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

Specifically, Spanish GAAP permit the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if the deferred tax assets can be reasonably realized within a ten-year period from the date on which the assets were generated. For the 2001 financial statements, the Group recognized such tax assets under Spanish GAAP, since it considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group's business plan then in force.

As stated in the Notes to the Financial Statements of the Terra Group, in 2002 the company performed an analysis of the income expected to be generated in the future per the business plans and according to the accounting principle of prudence in valuation, decided not to record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which were not reasonably recoverable within the next ten fiscal years, according to the business plans then in force (see Note 14). In 2003, no further deferred tax assets relating to tax loss carryforwards were recorded in the Terra Group. As of December 31, 2004 and 2003, total net deferred tax assets that remained capitalized under Spanish GAAP in relation to prior year tax loss carryforwards and tax credits amounted to (euro)287,387 and
(euro)287,342, respectively.

Under U.S. GAAP, deferred tax assets should be recognized if it is "more likely than not" that these assets will be realized. In making a determination of whether it is more likely than not that a deferred tax asset is realizable, all available evidence, both positive and negative, should be considered. Companies should look to both objective evidence, such as a Company's operating history, as well as subjective evidence, such as a Company's budgets and business plans, to determine whether a valuation allowance is needed. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

Under U.S. GAAP, reaching a conclusion that a valuation allowance is not needed is difficult when there is significant objective negative evidence, such as cumulative losses, in recent years. Most of the companies in the Group have incurred such losses in each tax-reporting period since its creation. Moreover, the Group does not have other objective, positive evidence such as existing contracts or a firm sales backlog, that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures. Based on this evidence, under U.S. GAAP, a valuation allowance has been recorded in full against the deferred tax asset related to the Group's net operating losses capitalized at December 31, 2004 and 2003.

On the other hand, as a consequence of the tender offer launched by Telefonica in 2003 and the subsequent purchase of treasury stock completed in December 2003 (See Note 1), Telefonica achieved an interest ownership of 75.29% as of December 31, 2003. Subsequent to this increase in participation, the inclusion of the Spanish affiliates of the Terra Group in the Consolidated Tax Group of Telefonica since January 1st, 2004, was approved at the 2004 Shareholders' Meeting of Terra Networks, S.A. Therefore, any tax loss carryforwards or tax credits arising in 2004 and thereafter will be recoverable by the Telefonica Group. Under both Spanish GAAP and U.S. GAAP, Terra has recorded, in the 2004 statement of operations, an income tax benefit of (euro)306 million, which has been recorded against the caption "Loans to Telefonica Group Companies", since these amounts will be received from Telefonica when the latter utilizes such tax benefits.

4.   Valuation of the investment in Lycos Europe, N.V.

Under U.S. GAAP, an other than temporary decline in the value of an equity method investment should be recorded as the excess of the carrying value over its fair value, determined based on the trading market value at the date the decline in value is determined to be other than temporary. A number of factors, such as the length of time and the extent to which the market value has been less than cost, general market conditions, and the financial condition and near-term prospects of the issuer, must be considered when performing the impairment analysis.

The group held, through its subsidiary Lycos Inc. (prior to its sale), an investment in Lycos Europe, N.V. Under Spanish GAAP, the investment in Lycos Europe, N.V. is accounted for under the equity method and its carrying value is classified in investments on the accompanying consolidated balance sheets. Under U.S. GAAP, this investment is also carried under the equity method. In 2002, based on an analysis of the factors mentioned above, the Group determined that this investment was other than temporarily impaired, and therefore recorded a permanent decline of 47,183 thousand dollars ((euro)42,778 thousand) under U.S. GAAP.

As part of the Share Purchase Agreement on the sale of Lycos Inc., Lycos Europe, N.V. was transferred to Terra Networks, S.A. at its book value as of October 5, 2004. The transfer operation has had no effect in the valuation of Lycos Europe, N.V. in the consolidated figures of the Terra Group as of December 31, 2004. The carrying value of Lycos Europe, N.V. under Spanish GAAP and U.S. GAAP is (euro)46,568 thousand, and (euro)8,545 thousand, respectively, at December 31, 2004. At such date, the Group's percentage of ownership in Lycos Europe, N.V. is 32.1%, and the fair value of the Company's investment in Lycos Europe, N.V. based on the quoted trading price at year-end is approximately (euro)66 million. Thus, no additional permanent decline has been recorded under U.S. GAAP.

5.   Goodwill from acquisitions from related parties: Terra Networks Chile

On October 4, 1999, Terra Networks, S.A.'s subsidiary, Terra Networks Chile Holding Limitada (formerly Telefonica Interactiva Chile Limitada), acquired from CTC Mundo the 95% interest it owned of Proveedora de Servicios de Conectividad, S.A. Terra Networks Chile Holding Limitada paid US$ 40 million in cash, generating goodwill of (euro)44,623 thousand under Spanish GAAP. As both CTC Mundo and Terra Networks, S.A. participated in the Telefonica, S.A. Group at the time of this transaction, according to U.S. GAAP the acquisition of Proveedora de Servicios de Conectividad, S.A. would be considered a reorganization of entities under common control. Therefore, under U.S. GAAP, Proveedora de Servicios de Conectividad, S.A. would be recorded at its historical cost basis and no goodwill associated with the transaction would be recognized. Accordingly, the related goodwill and its respective amortization recorded under Spanish GAAP is reversed under U.S. GAAP.

6.   Capital contribution to parent Company (intangible assets Terra Networks
     Peru)

On October 20, 1999, Terra Networks Peru, S.A., a subsidiary of Terra Networks, S.A., entered into contracts with Telefonica del Peru, S.A. and Telefonica Servicios Internet del Peru, S.A.C. that enabled it to commence operations in the residential Internet segment. According to the main terms of the agreements, Telefonica del Peru, S.A. agrees not to provide directly or through subsidiaries Internet services for residential users. The consideration paid by Terra Networks, S.A. for the foregoing covenant not to compete amounted to $25 million, and this amount was recorded as an intangible asset and was being amortized on a straight-line basis over five years under Spanish GAAP. Additionally, Telefonica Servicios Internet del Peru, S.A.C. transferred to Terra Networks Peru, S.A. all of its contracts with customers and the customer database of the Internet Provider Centers, and made available to the latter the assets assigned to or obtained for the provision of Internet services to residential customers. Terra Networks Peru, S.A. paid $5 million in this connection, and this amount was recorded as an intangible asset and was being amortized on a straight-line basis over five years under Spanish GAAP.

As Telefonica del Peru, S.A., Telefonica Servicios Internet del Peru, S.A.C. and Terra Networks, S.A. participated in the Telefonica, S.A. Group at the time of this transaction, in accordance with U.S. GAAP, the $30 million in payments would not be capitalized as intangible assets but would instead be treated similar to dividends.

In the fourth quarter of 2002, the contribution of this intangible asset to the generation of future income was analyzed and an allowance amounting to
(euro)10.3 million was recorded to cover the negative difference between the present value of the estimated future flows and the carrying value of the asset for Spanish GAAP purposes. This impairment was reversed under U.S. GAAP. As a result, the effect from this reconciliation item on shareholders' equity at December 31, 2004 and 2003 is zero.

7.   Adjustments to carrying value of Lycos Inc. before its sale

On October 5, 2004, Terra Networks, S.A. executed the agreement with Daum Communications Corp. to sell its holding in Lycos, Inc. (Note 1). The result of the operation under Spanish GAAP, amounting to (euro)26,171 thousand, has been recorded in the "Gains on the disposal of long-term investments" caption, within extraordinary revenue, of the statement of operations under Spanish GAAP.

Due to the effects of the U.S. GAAP adjustments of Lycos Inc. on Terra Network's consolidated shareholders' equity, as described in each of the line items below, Terra had, prior to the sale of Lycos, a different carrying amount under Spanish and U.S. GAAP for this investment. Therefore, upon its sale, a reduction in the gain from disposal of long-term investments of (euro)9,379 thousand has been recognized under U.S. GAAP and has been included within reconciling item 22.8. Furthermore, the negative cumulative adjustment related to Lycos Inc. up to the date of sale has been taken to the statement of operations under U.S. GAAP, as reflected in reconciling item 22.9. Such amount includes the cumulative translation adjustment that has been reclassified as accumulated losses under Spanish GAAP (see Note 10-g)

Described below are the U.S. GAAP adjustments to the carrying value of Lycos Inc. that have been recorded since 2000. These adjustments have been eliminated, together with the cost of the investment, upon the sale of Lycos, as mentioned above, and thus no effect is recorded for them on shareholders' equity as of December 31, 2004. The effect of these adjustments on net loss for the nine-month period prior to the sale is reflected within each line item in the 2004 reconciliation.

a) Acquisition of Lycos Virginia, Inc. and amortization of deferred compensation expense

On June 8, 2000, the Shareholders' Meeting of Terra Networks, S.A. resolved to increase its capital in order to acquire all of the shares of Lycos Virginia, Inc., a successor to Lycos, Inc., through a share exchange transaction. Accordingly, on October 27, 2000, Terra Networks, S.A. issued 302,031,974 shares of (euro)2 par value each with additional paid-in capital of (euro)9. The total amount of the capital increase was (euro)3,322,351,716.

Under Spanish GAAP, the acquisition was accounted for under the purchase method of accounting. The method used to obtain the purchase price and calculate and record the goodwill generated under Spanish GAAP has been described in Note 4-a of the consolidated financial statements.

Under U.S. GAAP, the acquisition price of Lycos Virginia, Inc. would be determined in a different manner than the calculation under Spanish GAAP. First, the value of the Terra Networks, S.A. shares issued to consummate the acquisition would be valued using the average market price of Terra Networks, S.A.'s common stock around the time the merger was agreed to and announced. In accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", this average market price would be the share price at the last time the average security price dropped below the floor price established by the acquisition agreement without subsequent recovery, which was $45.37 per share.

Furthermore and as noted previously, upon acquisition, Terra Networks, S.A. agreed to replace outstanding options to purchase shares of Lycos, Inc. common stock held by Lycos' employees with options to purchase Terra Networks, S.A.'s shares. The Terra Networks, S.A. options had the same terms and conditions as the Lycos, Inc. stock options, except that the number of options and their exercise price were adjusted based on the exchange ratio used to consummate the combination, 2.15.

The value of these replacement options, to a certain extent, was also considered purchase price under U.S. GAAP. Furthermore, in regards to non-vested options granted, a portion of the fair value of these awards were instead classified as deferred compensation and amortized over the remaining period of time in which employees earned full rights to the options.

The following calculations were made regarding the Terra Networks, S.A. options issued:

                                                               Number of Replacement
                                                 Original          Terra Networks        Weighted-Average
                                             Amount of Lycos       Options/Shares        Exercise Price of
                                             Options/Shares            Issued           Replacement Options
                                             --------------------------------------------------------------
 Vested (1)                                     15,252,174            32,792,173            (euro)16.92
 Unvested (1)                                   13,836,314            29,748,076            (euro)20.34
                                             ----------------------------------------
       Total                                    29,088,488            62,540,249
                                             ----------------------------------------
 Ordinary shares                               111,391,500           239,491,725
                                             ----------------------------------------
 Total Terra Networks shares issued                                  302,031,974
                                                               ======================

(1)  As of the date of the consummation of the combination: October 27, 2000.

The value of the fully vested options was (euro)1,369.07 million. This value was determined using a Black-Scholes pricing model and was based on the following weighted-average assumptions:

     o    risk free interest rate of 5.5%,

     o    volatility of 78%,

     o    expected term of 5 years and

     o    expected dividend yield of 0%.

Under U.S. GAAP, this value would be recorded in its entirety as purchase price.

The value of the unvested options was (euro)1,179.81 million. This value was determined using a Black-Scholes pricing model and was based on the following weighted-average assumptions:

     o    risk free interest rate of 5.55%,

     o    volatility of 62%,

     o    expected term of 6 years and

     o    expected dividend yield of 0%.

On the date that Terra Networks, S.A. granted these unvested replacement options, the intrinsic value of the unvested replacement options was (euro)5.36 per share. This amount was calculated by subtracting the weighted-average exercise price of the replacement options of (euro)20.34 from the assumed fair market value of Terra Networks shares on the date of grant of (euro)25.70. Thus, the aggregate intrinsic value of all of the unvested replacement options was (euro)159.45 million as of the date of grant.

The weighted-average remaining service period on the unvested options was 3 years. The weighted-average aggregate service period under the terms of the initial options awarded by Lycos was assumed to be 3 years. Thus, the portion of fair value of the unvested stock options to be classified as deferred compensation expense is 3/3 of the aggregate intrinsic value shown above, or
(euro)159.45 million. This amount was fully amortized in October 2003. Thus, the effect in the U.S. GAAP statement of operations of 2004 is nil.

Accordingly, the difference of (euro)1,020.36 million between the fair value of the unvested stock options and the amount classified as deferred compensation would be recorded as additional purchase price under U.S. GAAP, in regards to the non-vested stock options.

The following is a summary of the calculation of the purchase price, as described above:

U.S. GAAP                                                               Thousands of Euros,
                                                                           except share
                                                                             amounts)
-----------------------------------------------------------------------------------------
Fair market value per share (a)                                                    50.20
                                                                         ----------------
Value of Terra Networks shares issued                                         12,022,485
Fair value of vested stock options issued                                      1,369,073
Fair value of unvested stock options issued (b)                                1,020,359
Direct acquisition costs (c)                                                      66,230
                                                                         ----------------
Total purchase price                                                          14,478,147
                                                                         ================

(a) In accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", this amount represents the share price at the last time the average security price dropped below the floor price established by the acquisition agreement without subsequent recovery. Such amount is equivalent to US$ 45.37 per share.

(b)  Reduced by (euro)159.45 classified as deferred compensation expense.

(c) This amount represents taxes, legal fees and other direct costs in connection with the acquisition of Lycos.

The table below summarizes the allocation of the purchase price for Lycos, Inc. according to U.S. GAAP:

                                                                                       Estimated
                                                                  Fair value          useful life
                                                             (thousands of Euros)       (years)
                                                             ------------------------------------
Net assets (excluding intangible assets)..................         1,085,686
Web visitors and customerlist.............................            389,568            3 to 5
Developed technology......................................            376,302            3 to 5
Other intangible..........................................            196,593               5
Goodwill..................................................         12,429,998               10
                                                                   ----------
Total.....................................................         14,478,147
                                                                   ----------

As described above, there was a significant difference between Spanish and U.S. GAAP in the value of goodwill associated with the acquisition of Lycos, Inc. Under Spanish GAAP, the value of the shares issued to consummate the acquisition of Lycos, Inc. was (euro)11 per share, while for U.S. GAAP purposes the shares were valued at (euro)50.20 per share, which was the average market price of the Terra Networks, S.A. common stock around the time the merger was agreed to and announced. Due to this difference in the purchase price, there was a significant difference in the amount of goodwill arising from the acquisition of Lycos, Inc. for Spanish GAAP and U.S. GAAP purposes.

In the fourth quarter of 2001, the Controlling Company reached a conclusion that the total amount of additional goodwill associated with Lycos, Inc. recorded under U.S. GAAP needed to be fully impaired, and thus the goodwill under Spanish and U.S. GAAP remained the same at December 31, 2001. The write-off of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with Lycos, Inc. under U.S. GAAP. As a result, the difference related to the calculation of the original goodwill no longer applied at December 31, 2004 or 2003.

The effect of this reconciliation item on net loss for the years ended December 31, 2003 and 2002 relates to the amortization of deferred compensation expense as described above.

b) Stock options granted to employees of Lycos

As discussed in Note 4-a to the consolidated financial statements, Terra Networks, S.A., after the acquisition of Lycos, Inc. in October 2000, accounted for stock awards granted to employees of Lycos Virginia, Inc., under Spanish GAAP, by making a distinction between the shares with an exercise price equal to or greater than (euro)11 and those with an exercise price of less than
(euro)11. This accounting treatment gave rise to a series of accounts, as described below, that have gradually ceased to exist, either because the options have been exercised, the related shares retired, or as a result of the divestment of Lycos Inc.

- For options that had an exercise price of (euro)11 or greater, Terra Networks, S.A. recorded an asset at (euro)11 per share in the caption "Due from Shareholders for Uncalled Capital", with an offsetting credit to shareholders' equity. As the employees exercise their options covered by these shares, the positive difference between the exercise price paid by the employee and the (euro)11 was recorded in the accompanying consolidated financial statements under the "Negative Goodwill in Consolidation" caption on the liability side of the consolidated balance sheet. This difference was being allocated to income over the remaining period over which the goodwill that initially arose in the transaction was being amortized, up to a maximum of ten years from the acquisition date.

- For options that had an exercise price of less than (euro)11 per share, Terra Networks, S.A. recorded an asset under the "Due from Shareholders for Uncalled Capital" caption on the asset side of the consolidated balance sheet for the exercise price of the shares. The difference between this price and the (euro)11 was recorded as additional goodwill. This goodwill was being amortized on a straight-line basis over ten years.

The accounting under Spanish GAAP when an award was exercised or forfeited is also described in Note 4-a.

The options cancelled (either because the option holder's employment was terminated prior to the vesting of the options or because the life or term of the options expired under the Plan) had been reclassified under Spanish GAAP to the "Other long-term investments" caption until the Stockholders' Meeting approved the retirement of these shares reducing the "Common Stock" and "Additional Paid-in Capital" captions.

On June 5, 2003, a capital reduction of (euro)13,385 thousand was executed in a public deed through the retirement of 6,692,344 shares of treasury stock of
(euro)2 par value each, pursuant to a resolution adopted by the Stockholders' Meeting on April 2, 2003. These shares were left over from the Lycos, Inc. employee stock option plans. As of that date these purchase options on Terra Networks, S.A. shares were recorded under the "Other Long-Term Investments" caption. The capital retirement reduced the balances of the "Capital Stock", "Additional Paid-in Capital", "Long-Term Investments" and "Consolidation Goodwill" captions by (euro)13,385 thousand, (euro)60,231 thousand,
(euro)71,400 thousand and (euro)2,216 thousand, respectively.

On December 16, 2003 Terra Networks, S.A. acquired the 26,525,732 shares of Terra Networks, S.A. owned by Citibank, NA, as the agent bank for the Stock Option Plans established by the Company on the integration of Lycos, Inc. After this acquisition, the asset underlying these shares was reclassified, under Spanish GAAP, from the "Due from Shareholders for Uncalled Capital" (for outstanding option rights) and "Other long-term investments" (for option rights cancelled) captions to the "Treasury Stock" caption in the accompanying consolidated balance sheet as of December 31, 2003. A restricted reserve for Treasury Stock was also created.

Furthermore, on July 14, 2004, a capital reduction of (euro)53,053 thousand was executed in a public deed through the retirement of 26,526,402 shares of treasury stock of (euro)2 par value each, pursuant to a resolution adopted by the Stockholders' Meeting on June 22, 2004. These shares represented those that were left over from the Lycos, Inc. employee stock option plans that had been acquired from Citibank in 2003 (in addition to others acquired separately). Under Spanish GAAP, these shares were previously recorded under the "Treasury Stock" caption as described above. The capital retirement reduced the balances, under Spanish GAAP, of the "Capital Stock", "Additional Paid-in Capital" and "Treasury Stock" captions by (euro)53,053 thousand, (euro)70,258 thousand and
(euro)123,311 thousand, respectively as of December 31, 2004.

Under U.S. GAAP, none of the entries for the transactions described above would have been recorded, since the options issued in the acquisition of Lycos Virginia, Inc. were recorded as additional purchase price or deferred compensation, as described in section 7 a) of this Note. Therefore, all related entries under Spanish GAAP have been reversed for U.S. GAAP purposes.

c) Goodwill impairment of Lycos, Inc. and reversal of goodwill amortization

Under Spanish GAAP, goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a period of up to ten years beginning from the date of each acquisition.

Since January 1st, 2002, under U.S. GAAP, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing under a fair value approach (See Note 22.11).

In the fourth quarter of 2002, the Company, assisted by independent valuation consultants, performed impairment tests to the goodwill arising from Lycos, Inc. and all of its affiliates at a reporting unit level. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result, as of December 31, 2002, the Company recorded, under both Spanish and U.S. GAAP, a non-cash impairment charge of (euro)696,44 million related to the goodwill of Lycos, Inc. and some of its affiliates, which was reported for Spanish GAAP purposes in the accompanying 2002 statement of operations as "extraordinary expense".

Under U.S. GAAP, according to SFAS 142, goodwill assigned to a reporting unit is deemed to be impaired if its carrying amount together with the reporting unit's book value exceed the reporting unit's fair value. The amount of goodwill impairment is the difference between the goodwill carrying amount and its "implied" fair value. Because goodwill was not amortized in 2002 under U.S. GAAP, the amortization recorded in 2002 under Spanish GAAP was reversed, but simultaneously impaired, to leave the carrying value at its estimated recoverable amount. Thus, the effect on 2002 net loss is nil. For 2003 and 2004 (up to the date of sale), the amortization expense recorded in relation to the goodwill of Lycos and subsidiaries is reversed in accordance with SFAS 142, increasing net loss by (euro)13,335 thousand and (euro)9,600 thousand, respectively.

In 2003, the impairment test performed was satisfactory and thus no additional impairment was recorded related to Lycos, Inc.'s goodwill.

d) Unrealized gains / losses on available for sale securities (SFAS 115)

Under Spanish GAAP, companies in which Terra Networks, S.A. owns at least 20% if unlisted and 3% if listed are carried by the equity method; provided that, investments in companies in which Terra Networks, S.A. owns less than 50% of the common voting stock must be consolidated when such companies are considered under Spanish GAAP to be controlled by Terra Networks, S.A. Furthermore, investments in marketable securities that are not carried under the equity method are carried at the lower of cost or market.

Under U.S. GAAP, companies in which a holding of between 20% and 50% is owned or in which the investor can exert significant influence (but not control) are carried by the equity method. Where significant influence does not exist, investments of less than 20% should be accounted for as either marketable investment securities, and thus accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", or as non-marketable investment securities, and thus accounted for at cost.

Lycos, Inc., subsidiary of Terra Networks, S.A. sold in October 5, 2004, had several equity ownership interests of less than 20% that, pursuant to SFAS 115, should be considered "available for sale" marketable securities. Accordingly, under U.S. GAAP, these investments were marked to market at each balance sheet date and any unrealized gains or losses were recorded in the equity section of the balance sheet within accumulated other comprehensive income (OCI), and not through the statements of operations. Lycos Inc. sold all these equity investments gradually throughout 2004 (before Terra's sale of Lycos) and thus reclassified all accumulated unrealized gains from OCI to the statement of operations, realizing a total gain on the sale of these investments, under U.S. GAAP, of (euro)19,246 thousand. Under Spanish GAAP, a net loss of (euro)3,893 thousand was recorded on the sale of these investments. Thus, an adjustment is included in the U.S. GAAP reconciliation to properly reflect the gain under U.S. GAAP.

e)   Translation of Lycos' goodwill

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

Under Spanish GAAP, the goodwill related to the acquisition of Lycos, Inc. was translated up to the moment of the sale at the historic exchange rate of 1.21 euros per dollar. Under U.S. GAAP, this goodwill has been translated at the current exchange rate as of each balance sheet date. The translation of this goodwill at closing exchange rates up to October 5, 2004, resulted in a negative cumulative translation adjustment of (euro)21,569 thousand, which was taken to the statement of operations as part of the loss upon the sale.

8.   Reduction of gain from sale of Lycos, Inc.

As a result of the adjustments described in Note 22.7 above, the U.S. GAAP carrying amount of Lycos, Inc. as of October 5, 2004 was higher than that under Spanish GAAP by (euro)9,379 thousand, and therefore the gain recorded under Spanish GAAP on the sale is reduced by such amount in the 2004 net loss reconciliation, as illustrated below:

                                                             thousands of Euros
                                                            --------------------
     Lycos' goodwill translation                                 (21,569)
     Reversal of goodwill amortization and additional
       impairment of goodwill                                     22,935
     Stock options granted to employees of Lycos Stock
       Options                                                     8,013
     Total adjustments to Lycos' carrying amount at                -----
       October 5, 2004                                             9,379
                                                                   -----
The effect of any Lycos related adjustments on net loss for the nine-month period ended September 30, 2004, is properly reflected in the U.S. GAAP reconciliation within each line item. Furthermore, the negative cumulative translation adjustment related to Lycos Inc. up to the date of sale has been taken to the statement of operations under U.S. GAAP, as reflected in reconciling item 22.9 below.

9. Cumulative translation adjustment of Lycos, Inc.

Under both Spanish and U.S. GAAP, the equity captions in Lycos' balance sheet were converted at the historic rate of the moment the caption was created. The conversion of equity at historic exchange rates generates conversion differences, as the rest of assets (except for goodwill, which under Spanish GAAP is also translated at the historic exchange rate) and liabilities of the balance sheet are translated at the exchange rate as of the closing of the year. Because the dollar-euro exchange rate at the time of the purchase of Lycos Inc. (1.21) was significantly higher than at the moment of its sale (0.806), the negative cumulative translation adjustment has been accounted for under both Spanish and U.S. GAAP.

Under Spanish GAAP, cumulative translation adjustments related to foreign affiliates that are disposed of are reclassified from translation differences to retained earnings (accumulated losses) upon their sale. Therefore, the negative translation differences generated from the moment Lycos, Inc. was acquired by Terra Networks, S.A. in October 2000, until its sale in October 5, 2004, amounting to (euro)195,045 thousand (see Note 10-g of the accompanying Notes to the Financial Statements), are reclassified to accumulated losses of Terra Networks, S.A.

Under U.S. GAAP, upon sale of an investment in a foreign entity, the amount attributable to that entity and accumulated in translation differences must be removed from this caption and must be reported as part of the gain or loss on sale or liquidation of the investment, in accordance with SFAS No. 52, "Foreign Currency Translation". Therefore, the negative translation differences generated under Spanish GAAP, as well as additional translation differences arising under U.S. GAAP, amounting to (euro)1,172,144 thousand, have been reclassified to the statement of operations in 2004.

10.  Acquisition of Uno-e Bank, S.A.

Pursuant to the agreements entered into in February 2000 by Telefonica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for an aggregate purchase price of (euro)160,434,000. In the moment of the acquisition, the investment was carried by the equity method and the results of Uno-e Bank, S.A.'s operations have been included in the consolidated financial statements since the date of acquisition and up to April 23, 2003, as explained below.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                        At July 31, 2001
                                                      (thousands of Euros)
                                                      --------------------
    Current assets ..................................       295,046
    Property, plant and equipment ...................         3,333
    Intangible assets ...............................         4,806
    Other fixed assets ..............................         5,377
    Goodwill ........................................       130,251
                     Total assets acquired ..........       438,813
    Current liabilities .............................            23
    Long-term debt and other ........................       278,356
                   Total liabilities assumed ........       278,379
    Total net assets acquired .......................       160,434

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A. On that same date, BBVA and Terra Networks, S.A. entered into a liquidity agreement establishing a put option for Terra Networks, S.A. that guarantees a minimum price in case of the sale of the holding in Uno-e Bank, S.A. not lower than (euro)148.5 million. After the aforementioned agreement was approved by the Special Stockholders' Meeting of Uno-e Bank, S.A on April 23, 2003, a non-monetary capital increase was fully subscribed by BBVA and consequently the holding of Terra Networks, S.A. as of December 31, 2003 stood at 33%.

From the moment the agreement was approved by the Special Stockholders' Meeting, for Spanish GAAP purposes, the holding of Terra Networks, S.A. in Uno-e Bank, S.A was reclassified from the "Holdings in affiliated companies" and "Goodwill in consolidation" caption to the "Other holdings" caption in the accompanying consolidated balance sheet and accounted for at the amount of the option ((euro)148.5 million). Consequently, after this reclassification the goodwill was no longer amortized under Spanish GAAP.

Under U.S. GAAP, according to EITF 00-6, the holding in this affiliated company should be integrated by the equity method until the put option is exercised and the shares are transferred. However, because the equity carrying amount of Uno-e Bank, S.A. under US GAAP as of December 31, 2003 and 2004 was higher than the option strike price, an impairment would have to be recognized for the excess, by analogy to paragraph 19(h) of APB Opinion 18, since Management considers that the option will be exercised. Therefore, an additional goodwill impairment of (euro)17.4 million was recognized during 2003 under U.S. GAAP to reflect the investment in Uno-e Bank at the (euro)148.5 million value of the put option. This additional impairment was caused by the reversal, under U.S. GAAP, of the goodwill amortization expense recorded in 2002 under Spanish GAAP.

In 2004, under Spanish GAAP, the holding in Uno-e Bank is still recorded at the strike price of (euro)148.5 million. As a consequence, there is no difference in the asset valuation between Spanish and US GAAP at December 31, 2004 and 2003. The only difference relates to the classification of this investment and its goodwill in the balance sheet (See Note 22.25).

11. Goodwill impairment and reversal of goodwill amortization expenses (excluding the goodwill in Lycos, Inc.)

Under Spanish GAAP, goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a period of up to ten years beginning from the date of each acquisition.

Since January 1st, 2002, under U.S. GAAP, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing under a fair value approach. Under U.S. GAAP, according to SFAS 142, goodwill assigned to a reporting unit is deemed to be impaired if its carrying amount together with the reporting unit's book value exceed the reporting unit's fair value. The amount of goodwill impairment is the difference between the goodwill carrying amount and its "implied" fair value.

SFAS No. 142 also requires testing all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. As described in Note 1, under Spanish GAAP, the Group utilized a fair-value approach to test goodwill for impairment. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value. The fair value of the reporting units and the related implied fair value of its respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows.

2002

The results of the transitional impairment test did not indicate the need for impairment as of January 1, 2002. In the fourth quarter of 2002, additional impairment tests were performed. Under Spanish GAAP, impairments amounting to
(euro)160.22 million were recognized. Under U.S. GAAP, the Controlling Company completed this additional testing of goodwill at a reporting unit level. The results of this testing indicated that the carrying value of some reporting units exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result, as of December 31, 2002, the Company recorded additional non-cash impairment charge of (euro)22.3 million under U.S. GAAP (excluding the impairment of Lycos, Inc., See Note 22.7 c).

The following is a summary of the additional impairment charges in the consolidated statement of operations under U.S. GAAP for the year ended December 31, 2002 (excluding Lycos, Inc., See Note 22.7 c):

Additional impairment of goodwill under U.S. GAAP             Thousands of Euros
-------------------------------------------------             ------------------
From acquisition of Terra Networks Mexico and subsidiaries           18,777
From acquisition of TN Colombia                                       1,935
Other goodwill impairment charges                                     1,597

Total goodwill impairment charge                                     22,309

2003

In April 2003 Terra Networks, S.A., through its subsidiary Terra Networks Asociadas, S.L., acquired a majority of voting rights in Onetravel.com, Inc. increasing its holding to 52,07%. In August 2003, an additional purchase was made and after this acquisition the percentage of ownership in Onetravel.com, Inc. was 54,15%. The total amount disbursed in 2003 was (euro)3,330 thousand.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                                                             At August 1, 2003
                                                            (thousands of Euros)
                                                            --------------------
       Current assets ....................................            1,060
       Property, plant and equipment .....................              142
       Intangible assets .................................              188
       Other fixed assets ................................                7
       Goodwill ..........................................            2,152
                        Total assets acquired ............            3,549
       Current liabilities ...............................              218
       Long-term debt and other ..........................                1
                      Total liabilities assumed ..........              219
       Total net assets acquired .........................            3,330

In the fourth quarter of 2003 the Company completed its goodwill impairment testing, concluding that the carrying value of the goodwill that Terra Networks, S.A. had in Ifigenia Plus, S.L. exceeded the estimated fair value as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. As a result, as of December 31, 2003, the Company decided to write-down the total amount of this goodwill and recorded a non-cash impairment charge of (euro)6.5 million, which was reported for Spanish GAAP purposes in the statement of operations as "extraordinary expense". Under U.S. GAAP, an additional impairment of (euro)1,985 thousand was recorded against the goodwill of Ifigenia Plus, S.L. in order to also leave its balance at zero.

2004

In September 2004, the Board of Directors of Terra Networks, S.A. decided to proceed with the sale of the Company's investment in Onetravel.com, Inc. (see section below on discontinued operations). An investment bank was engaged to lead a bidding process in order to maximize the outcome of this divestment. Several offers were received, and the maximum valuation of Onetravel.com was estimated at approximately USD 10 million. Therefore, the Company concluded its holding in Onetravel.com was impaired, recording, under Spanish GAAP, an impairment amounting to (euro)8,892 thousand (See Note 4 a). Under U.S. GAAP, an additional goodwill impairment of (euro)5,408 thousand has been recorded.

Goodwill amortization recorded under Spanish GAAP has been reversed for all years presented.

The variations in 2004 and 2003 in goodwill under U.S. GAAP for fully consolidated companies were as follows:

----------------------------------------------------------------------------------------------------------------
                                                       Thousands of Euros
                  ----------------------------------------------------------------------------------------------
    Goodwill
    U.S. GAAP         Balance at                  Retirements/                   Translation     Balance at
                       12/31/03     Additions      Transfers      Impairment     differences      12/31/04
----------------------------------------------------------------------------------------------------------------
United States           89,298         -            (71,790)       (14,300)            694          3,902
Brazil                  68,787         -                  -              -             582         69,369
Guatemala                2,309         -                  -              -               -          2,309
----------------------------------------------------------------------------------------------------------------
Total                  160,394         -            (71,790)       (14,300)          1,276         75,580
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                       Thousands of Euros
                  ----------------------------------------------------------------------------------------------
    Goodwill
    U.S. GAAP         Balance at                  Retirements/                   Translation     Balance at
                       12/31/02     Additions      Transfers      Impairment     differences      12/31/03
----------------------------------------------------------------------------------------------------------------
Spain                    8,427            -               -         (8,427)              -              -
United States           75,636        3,730          23,802              -         (13,870)        89,298
Brazil                  68,717            -          (1,083)             -           1,153         68,787
Guatemala                2,309            -                              -               -          2,309
----------------------------------------------------------------------------------------------------------------
Total                  155,089        3,730          23,507         (8,427)        (12,717)       160,394
----------------------------------------------------------------------------------------------------------------

12.  Treasury stock

In the Spanish GAAP financial statements, treasury stock is shown separately in the assets side of the consolidated balance sheet. For U.S. GAAP reporting purposes, treasury stock is shown as a component of the shareholders' equity (as a deduction).

As of December 31, 2002 Terra Networks, S.A. had, through its subsidiary Lycos, Inc., 2,420,468 shares of its own shares. This treasury stock was acquired in 2000 as a result of former agreements between Lycos Virginia, Inc. and CMGI Group, corresponding to stock options granted to employees of Lycos in the initial stage of the Company. In 2003 this treasury stock was sold, since, as described in Note 1, on June 26, 2003, the Board of Directors of Terra Networks, S.A. indicated its willingness to accept the tender offer of Telefonica, S.A. for these shares. Under Spanish GAAP, the gain on the sale was accounted for as "extraordinary income" and the restricted reserve underlying this treasury stock was reversed for (euro)1,858 thousand.

Under U.S. GAAP, treasury stock transactions are not recognized in the statement of income, but are instead recorded in equity against additional paid in capital. Therefore, the profit ((euro)10.9 million) on the sale of the treasury stock held by Lycos Inc. was reversed in the 2003 reconciliation to net loss, with no effect in shareholders' equity.

On the other hand, on December 16, 2003 Terra Networks, S.A. acquired the 26,525,732 shares of Terra Networks, S.A. previously owned by Citibank, NA, as the agent bank for the Stock Option Plans established by the Company upon the integration of Lycos, Inc. In June 2004, those shares remaining from options not exercised were retired.

Under Spanish GAAP, these shares were valued at the lower of cost, comprising the total amount paid for its acquisition, or market. The market value is taken to be the lower of underlying book value, the average market price in the last quarter of the year or the year-end market price. The underlying book value as of December 31, 2003 was (euro)4.76 and an adjustment of (euro)158,780 thousand was charged to shareholders' equity under Spanish GAAP, since these shares were acquired exclusively to be delivered to its employees, to be sold on their behalf when they exercise their options or, pursuant to the resolutions of the Stockholders' Meetings of June 8, 2000 and April 2, 2003, to be retired if the options were not exercised before they mature. Indeed, any remaining shares were retired in 2004 as described above, reducing capital stock under Spanish GAAP by (euro)53,053 thousand.

Under U.S. GAAP, the options issued in the acquisition of Lycos Virginia, Inc. were recorded as additional purchase price or deferred compensation. Therefore, since the shares previously held by Citibank, which were purchased in 2003 and retired in 2004, together with their respective reserve, have been eliminated in the adjustment described in Note 22.7 b), no further adjustment to treasury stock is reflected in this item as of December 31, 2003 and 2004.

Furthermore, as described in Note 1, on July 15, 2004, Barclays Bank sold to Terra Networks, S.A. 7,000,000 shares of Terra Networks, S.A. that had been previously acquired by the bank as the agent bank of the Stock Options plans for employees of Terra Networks, S.A. Because the amounts originally paid by the Banks had been recorded as a long-term liability under U.S. GAAP (as described and adjusted in Note 22.14), the purchase above has been recorded against the liability outstanding under U.S. GAAP, and the treasury stock acquired of (euro)15.120 thousand, which is reflected as non-current assets in the Spanish GAAP balance sheet as of December 31, 2004, is deducted from shareholders' equity in Note 22.14.

13. Translation of goodwill (excluding Lycos, Inc. and subsidiaries), and strategic alliance agreement amortization expense

Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is carried at cost based on the historical exchange rate on the date the acquisition was consummated. Under U.S. GAAP, all assets, including goodwill and other intangible assets, are translated using the current rate of exchange as of the balance sheet date, in accordance with SFAS No. 52. This adjustment includes the effect of translating goodwill, except the Lycos Inc. goodwill, which is adjusted in item 22.7e), at year-end rates.

Furthermore, on February 12, 2003 (see Note 1) a new Framework Strategic Agreement was signed between Terra Networks, S.A. and Telefonica S.A., replacing the agreement of May 16, 2000. This new agreement creates a minimum value of (euro)78.5 million annually for the Terra Group. From this date, the intangible asset associated with this Strategic Alliance contract has been translated under U.S. GAAP at the closing exchange rate of February 2003, as the contract is no longer established in US dollars. The net amount as of February 28, 2003 was (euro)279,135 thousand and accordingly, amortization expense for the remaining useful life of the contract has been recalculated under U.S. GAAP. The contract will be amortized over the same period under both Spanish and U.S. GAAP, and the monthly amortization expense is increased by
(euro)423 thousand under U.S. GAAP. The recalculation of the amortization had an impact of (euro)5.1 million in the U.S. GAAP consolidated statement of operations of 2003 and of (euro)5.1 million in 2004.

Under U.S. GAAP, this contract has been accounted for as an "Intangible Asset", while under Spanish GAAP it was classified as goodwill and reclassified to the caption "Other intangible Assets" as of October 5th, 2004, after the sale of Lycos, Inc. (See Note 22.25).

14.  Shares in deposit at finance entities acting as agents in Stock Option
     Plans

In the Spanish GAAP financial statements, the amount paid by the two finance entities, Barclays Bank (previously Banco Zaragozano) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), acting as agents in the Stock Option Plan for Terra Networks, S.A.'s employees (Note 1), was recorded as a capital increase subscribed to by the aforementioned companies. For U.S. GAAP reporting purposes, this transaction should be treated as a finance agreement, since the transaction does not comply with the requirements of SFAS No. 140 par. 9b and
c. That is, the banks did not have the right to pledge or exchange the shares, and the Company maintained control over the shares through the agreement that entitled and obligated it to repurchase them. Therefore, any amount outstanding is shown as a component of long-term liabilities as of December 31, 2003 and 2004.

As mentioned in Note 22.12, on July 15, 2004, Terra Networks, S.A. acquired from Barclays Bank a total of 7,000,000 shares that the bank had subscribed as agent bank in the aforementioned Stock Option Plan at (euro)2.16 a share, for a total of (euro)15.120 thousand. This purchase has been recorded against the liability outstanding under U.S. GAAP, and the treasury stock acquired is deducted from shareholders' equity. The remaining shares outstanding as of December 31, 2004, which include 6,879,903 shares subscribed by the agent bank La Caixa, are reflected as a loan from this financial entity at such date as described above.

15. Revenue recognition

The main difference in accounting treatment with respect to revenue recognition is related to up-front connection fees from the sale of license software packages, which under Spanish GAAP are, in most cases, recognized directly to earnings in the same moment the license is delivered and the title is transferred, while under U.S. GAAP, because there is no vendor-specific objective evidence of their fair value, these fees are recorded in earnings throughout the expected life of the client relationship, in accordance with SOP 97-2, "Software Revenue Recognition".

From 2002 Terra Networks Espana, S.A. has been selling software packages, including software licenses, to Telefonica de Espana, S.A. as a part of the Framework Strategic Alliance Agreement signed between Terra Networks, S.A. and Telefonica, S.A. on February 12, 2003 (See Note 15). These software licenses, under Spanish GAAP have been recorded as revenues in 2002, 2003 and 2004. Under U.S. GAAP, the revenue from these license agreements should be recorded throughout the life of the contract. Therefore, an adjustment in the revenues of 2004, 2003 and 2002 for (euro)6.3 million, (euro)8.4 million and (euro)14.3 million, respectively, has been included in the U.S. GAAP reconciliation.

See Note 22.23 for more detail on revenue recognition significant accounting policies.

16.  Restructuring charges

On February 5, 2003, Lycos, Inc. experienced a workforce reduction of 145 employees. The Company expected to incur in approximately (euro)3.7 million of restructuring expenses composed primarily of employee severance and outplacement services, which the Company anticipated would be paid during 2003. Accordingly, under Spanish GAAP, expenses related to this restructuring were considered probable in 2002, and therefore included as a component of accrued expenses in the consolidated balance sheet as of December 31, 2002.

Under US GAAP, in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which the Company decided to early adopt, if employees are not required to render service until they are terminated in order to receive the termination benefits or will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognized and measured at its fair value at the communication date, which was in February 2003. Therefore, the related restructuring charges were eliminated in the 2002 U.S. GAAP reconciliation.

In 2003 Lycos, Inc. finally incurred in restructuring costs amounting to
(euro)3.1 million. These expenses were recorded, under US GAAP, in the "Personnel Expenses" caption of such year.

Furthermore, as described in Note 1, in 2004 the Terra Networks Group decided to change both its organizational and corporate structure and began a restructuring process in which areas and functions were simplified. All this gave rise to a significant drop in personnel costs and to a reduction of the headcount at 2004 year-end to 1,606 persons, as compared with the headcount of 2,255 persons at 2003 year-end. The expenses incurred in this process, which have been recorded, under Spanish GAAP, under the "Extraordinary Expenses" caption (see Note 15) in the accompanying consolidated statement of operations, consisted mainly of early termination of contracts and labor force and business restructuring costs.

The labor force restructuring process has been arranged through a voluntary special termination benefits program to specific employees, needing approval of the benefit packages from the employees' Union and the Spanish Department of Labor. That is, through an "Expediente de Regulacion de Empleo" (ERE), as regulated by Spanish labor laws.

Under U.S. GAAP, SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS 88), states that an employer that offers special termination benefits to employees shall recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. Furthermore, an employer that provides contractual termination benefits shall recognize a liability and a loss when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. The labor force restructuring costs described above have been recorded in accordance with this guidance. Thus, there is no difference in accounting for this plan between Spanish and U.S. GAAP. The only difference is in classification, since such costs are not classified as extraordinary under U.S. GAAP.

17.  Unrealized positive exchange rate differences

Under Spanish GAAP, unrealized positive exchange rate differences can only be recognized in the statement of operations when there are negative exchange rate differences in the same homogeneous group that have been charged to income in prior years or in the current year to compensate them. Otherwise, unrealized positive exchange rate differences are recorded as long term deferred revenues until the moment the differences become realized. The Company has applied this accounting principle, and as of December 31, 2004, had certain unrealized foreign currency transaction gains that cannot be compensated with corresponding losses, and have thus been included within "deferred revenues".

Under U.S. GAAP, foreign currency transactions gains or losses, whether realized or unrealized, generally shall be included in determining net income for the period in which the exchange rate changes, in accordance with SFAS 52. Therefore, an adjustment has been included in the 2004 U.S. GAAP reconciliation.

Additional disclosures required under U.S. GAAP

18.  Comprehensive income

Comprehensive income is defined in FASB Concepts Statements No. 6 and SFAS No. 130, "Reporting Comprehensive Income", as "the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners".

The following represents the statement of comprehensive income (loss) prepared under U.S. GAAP:

----------------------------------------------------------------------------------------------------------
                                                                                 Thousands of Euros
                                                                           -------------------------------
Statement of Comprehensive Income (Loss)                                       12/31/04        12/31/03
----------------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                                                         (977,799)       (219,033)
Other comprehensive income (loss):
  Foreign currency translation adjustments                                    1,171,358           5,242
  Unrealized gains (losses) on marketable securities, net of tax of nil         (30,202)         38,373
----------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                     163,357        (175,418)
----------------------------------------------------------------------------------------------------------

The following represents the statement of changes in accumulated other comprehensive loss prepared under U.S. GAAP:

----------------------------------------------------------------------------------------------------------
                                                                                 Thousands of Euros
                                                                           -------------------------------
Accumulated Other Comprehensive Loss                                           12/31/04        12/31/03
----------------------------------------------------------------------------------------------------------
Beginning balance, January 1                                                 (1,379,937)     (1,423,552)
  Foreign currency translation adjustments                                    1,171,358           5,242
  Unrealized gains/losses on marketable securities, net of tax of nil           (30,202)         38,373
----------------------------------------------------------------------------------------------------------
Ending balance, December 31                                                    (238,781)     (1,379,937)
----------------------------------------------------------------------------------------------------------

19.  Statement of cash flows

For purposes of the statement of cash flows, the Group considers all highly liquid debt instruments (or investments) purchased with an original maturity of three months or less to be cash equivalents.

---------------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                                                  Thousands of Euros
                                                            ---------------------------------------------
                                                              12/31/2004     12/31/2003     12/31/2002
---------------------------------------------------------------------------------------------------------
Net income/(loss) per Spanish GAAP                                 163,972      (172,710)    (2,008,870)
---------------------------------------------------------------------------------------------------------
Adjustments to reconcile net loss to net
  cash used in operating activities-
    Depreciation and amortization                                   79,513         78,742        142,718
    Amortization of goodwill                                        65,577         83,269        254,157
    Reversal of negative goodwill in consolidation                    (729)          (972)        (1,602)
    Minority interest in loss of subsidiaries                       (3,066)          (536)        (2,412)
    Equity method gains/losses                                      14,559         34,734        148,902
    Provision in long-term financial investment                      2,817        (18,177)        33,488
    Tax assets for tax loss carryforwards(1)                      (307,126)             -        342,346
    Goodwill impairment                                              8,892          6,452        856,657
    Write-down of start-up costs and other assets                        -              -        110,821
    Other                                                           (8,467)       (21,510)        46,509
Changes in operating assets and liabilities, net of
  effects from purchase of new investments-
    Inventory                                                       (2,110)          (188)         1,919
    Accounts receivable from third parties                           7,492        (18,764)        25,524
    Accounts receivable from related companies                      (7,027)         5,638        (16,341)
    Prepayments                                                     17,735          4,693         10,825
    Prepaid taxes                                                   19,410         15,709         23,431
    Trade creditors                                                (21,633)       (21,097)       (53,466)
    Non-trade creditors                                            (14,040)         4,582        (18,673)
    Accounts payable to related companies                          (11,462)         3,347       (103,303)
    Accrued taxes payable                                           (5,222)         2,017          5,853
    Deferred revenues                                               (2,293)       (47,864)        (3,336)
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                 (3,208)       (62,635)      (204,853)
--------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
    Cash received (paid) for financial investments
    and other                                                       36,709         25,634        (23,403)
    Acquisitions of businesses                                      (3,750)       (13,880)       (68,345)
    Capital expenditures                                           (48,718)       (73,756)       (43,032)
    Payments for start-up costs                                          -              -            (69)
    Sale of investments and other                                  105,592         12,765          9,109
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                 89,833        (49,237)      (125,740)
--------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
    Dividends paid                                              (1,135,883)             -              -
    Proceeds from other capital contributions                          981          4,404          3,756
    Acquisition of treasury stock                                  (15,120)             -              -
    Increase (decrease) in other-long term liabilities                  29             82        (21,645)
    Contributions from minority interest owners                          -              -         (1,150)
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities             (1,149,993)         4,486        (19,039)
========================================================================================================
Effect of exchange rate changes on cash                             10,903        (54,181)       (79,404)
--------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                         (1,052,465)      (161,567)      (429,036)
Cash and cash equivalents at beginning of year                   1,599,521      1,761,088      2,190,124
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year(1)                        547,056      1,599,521      1,761,088
--------------------------------------------------------------------------------------------------------

(1) According to SFAS 95, we have deducted from the total figure of cash and short-term investments of the Spanish GAAP balance sheet, a figure of
     (euro)307,126 thousand of tax receivables with Telefonica (see Notes 12 and 14-d).

20. Lycos, Inc. and Onetravel.com, Inc. classification differences in the U.S. GAAP balance sheet and statement of operations.

     a)   Lycos, Inc.

     Terra Networks completed the sale of this affiliate to Daum Communications, Corp. on October 5, 2004. Accordingly, the Spanish GAAP 2004 statement of operations includes the effect of nine months of revenues and expenses of Lycos, Inc. in each line item. The contribution to the 2004 consolidated profit and loss account by Lycos, Inc. is (euro)50,834 thousand, excluding the equity loss of Lycos Europe, N.V., a subsidiary that remained in the Terra Group after the sale ((euro)12,328 thousand).

     Under U.S. GAAP, Lycos Inc. is considered to be a "component of an entity", as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which will be eliminated from the ongoing operations of the Group as a result of the sale transaction. In addition, Terra Networks does not have any continuing involvement in the operations of Lycos Inc. after its sale. SFAS 144 states that in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of the business enterprise for current and prior periods shall report the results of operations of the component, including any gain or loss recognized, in discontinued operations, reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes.

     b)   Onetravel.com, Inc.

     In September 2004, the Board of Directors of Terra Networks, S.A. decided to disinvest in its subsidiary Onetravel.com, Inc.. As of December 31, 2004, under U.S. GAAP, the subsidiary has to be reclassified as a "held for sale" asset as it is a holding that will be sold in a maximum period of 12 months, the company is actively promoting the sale, offers have been received and there are no special conditions to fulfill other than those usual in a sale.

     Under U.S. GAAP, in accordance with SFAS 144, a long-lived asset classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. As described in Note 22.11, an impairment has been recorded on the goodwill related to Onetravel.com, Inc. during 2004. Furthermore, as a "held for sale" asset, all the assets and liabilities captions related to Onetravel.com, Inc. should be presented separately in a unique line of short term assets/liabilities held for sale in the statement of financial position, and the statement of operations is reclassified to the discontinued operations line. The effect of reclassifying Onetravel.com, Inc. as a held for sale asset in the U.S. GAAP consolidated balance sheet is the following:

          ----------------------------------------------------------------
          Impact in the consolidated Balance Sheet              '000 Euros
          ----------------------------------------------------------------
          Fixed Assets                                              2,003
          Goodwill                                                  3,902
          Current Assets                                              867
          ----------------------------------------------------------------
          Total Assets Held for Sale                                6,772
          ----------------------------------------------------------------

          Long term Liabilities                                     2,879
          Current Liabilities                                       1,503
          ----------------------------------------------------------------
          Total Liabilities Held for Sale                           4,382
          ----------------------------------------------------------------

21.  Stock option plan

     a)   Terra Networks, S.A. Stock Option Plans

     As described in Note 17-a, the Company has a stock incentive plan that was adopted on October 1, 1999. On November 17, 1999, the date of the Group's initial public offering ("IPO"), Terra Networks, S.A. issued 14,000,000 ordinary shares to Banco Zaragozano and Caja de Ahorros y Pensiones de Barcelona (La Caixa), as agents under the Terra Networks, S.A. Stock Option Plan. In 2000, the Company granted 795,910 options to employees under the first phase of the Plan. Each option entitled the holder to acquire one ordinary share of Terra Networks, S.A. The exercise price of these options was (euro)11.81. These options had an expiration date of four years and three months from the date of grant and vested at a rate of one-third each year from the second year from the date on which the options were granted. Thus all unexercised options from the first phase of the plan expired on February 28, 2004.

     At December 31, 2000 the fair value of options granted during 2000 was approximately (euro)7.26 per share. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the 2000 grants: risk-free interest rate of 5.275%; expected life of 4 years; expected dividend yield of zero percent; and assumed volatility of 78% based on a study of volatility factors of public companies in the same industry as Terra Networks, S.A., such as Yahoo!, AOL, Amazon and others.

     On December 22, 2000, the Board of Directors approved the launch of a second phase of the Stock Option Plan. 3,326,169, 949,200 and 70,000 options to acquire ordinary shares of Terra Networks, S.A. were granted to employees of the Company and Board members in 2001, 2002 and 2003, respectively, under this phase of the Stock Option Plan. Each of the stock options under the second phase of the Plan entitled the holder to acquire one share of Terra Networks, S.A. at an exercise price equivalent to the market value of Terra Networks, S.A.'s common stock on the date of grant. The options granted under this phase of the Plan are exercisable at a rate of one fifth each year from the first year from the date on which the options were granted. These options have an expiration date of five years from the date of grant.

     The weighted average contractual life of outstanding options was 4 years. In 2004 no new options have been granted and at December 31, 2002 and 2003 the fair value of options granted during 2002 and 2003 pursuant to the second phase of the Stock Option Plan was approximately (euro)4.25 and
     (euro)1.55 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used:

     --------------------------------------------------------------------------
     Assumption                          Granted in 2003        Granted in 2002
     --------------------------------------------------------------------------
     Risk-free interest rate                     3.52%                 3.83%
     --------------------------------------------------------------------------
     Expected life                              5 years               5 years
     --------------------------------------------------------------------------
     Expected dividend yield                      0%                     0%
     --------------------------------------------------------------------------
     Assumed volatility                         39.59%                 55.21%
     --------------------------------------------------------------------------

     Terra Networks, S.A. applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock option grants to employees and directors. Accordingly, no compensation cost has been recognized related to such grants in the accompanying statements of operations for the years ended December 31, 2002, 2003 and 2004, as the exercise price of the options was equivalent to the fair value of Terra Networks' ordinary shares on the measurement date. Had compensation cost for these grants been determined consistent with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation"(SFAS 123), the Group's net loss would have been increased by approximately (euro)37.33 million, (euro)21.05 million and
     (euro)11.1 million for 2002, 2003 and 2004, respectively, and the Group's basic and diluted loss per share under U.S. GAAP would have increased by
     (euro)0.07, (euro)0.04 and (euro)0.02 per share for the years ended December 31, 2002, 2003 and 2004, respectively.

     The following table summarizes information about stock options outstanding held by employees of Terra under the Terra Networks Stock Option Plan at December 31, 2004:

---------------------------------------------------------------------------------------------------------------
                                    Options outstanding at 12/31/04            Options vested at 12/31/04
---------------------------------------------------------------------------------------------------------------
                                               Weighted -
                                                average       Weighted -                         Weighted -
                                  Number       remaining       average          Number            average
                               outstanding    contractual     exercise          vested           exercise
       Exercise prices         at 12/31/04   life (years)       price         at 12/31/04          price
---------------------------------------------------------------------------------------------------------------
    (euro)4,48 - (euro)5,07      153,400          2.2         (euro)4.81          98,000         (euro)4.86
    (euro)5,33 - (euro)6,90      359,000          1.9         (euro)6.41         241,425         (euro)6.54
    (euro)7,09 - (euro)7,51      124,500          1.9         (euro)7.26          74,750         (euro)7.30
    (euro)9,68 - (euro)17,78   1,746,920          1.0        (euro)17.14       1,714,245         (euro)1.28
---------------------------------------------------------------------------------------------------------------
                               2,383,820                     (euro)14.21       2,128,420         (euro)15.14
---------------------------------------------------------------------------------------------------------------

Additionally, this table summarizes information about stock options outstanding held by employees of Lycos, Inc. (granted after the merger on October 27, 2000) at December 31, 2004:

---------------------------------------------------------------------------------------------------------------
                                    Options outstanding at 12/31/04            Options vested at 12/31/04
------------------------------------------------------------------------------------------------------------
                                               Weighted -
                                                average       Weighted -                         Weighted -
                                  Number       remaining       average          Number            average
                               outstanding    contractual     exercise          vested           exercise
       Exercise prices         at 12/31/04   life (years)       price         at 12/31/04          price
------------------------------------------------------------------------------------------------------------
          US$0.01 - US$4.23      17,500          1.74          2.87            11,125             2.82
          US$4.24 - US$4.7        3,000          2.27          4.50             1,500             4.50
          US$4.71 - US$5.4       75,000          2.14          4.83            37,500             4.83
          US$5.41 or greater    639,550          1.10         16.56           610,675            16.82
------------------------------------------------------------------------------------------------------------
                                735,050                       14.99           660,800            15.59
------------------------------------------------------------------------------------------------------------

     As explained in Note 17-a, on July 22, 2004, the Board of Directors of Terra Networks, S.A. resolved to reduce by (euro)2 the exercise price of the Terra Networks S.A. stock options granted to the beneficiaries of the Terra Group's Stock Option Plans, as a result of the cash dividend payment of (euro)2 paid on June 22, 2004, which was charged to additional paid in capital (Note 10-b). Under U.S. GAAP, a change in the exercise price of a fixed stock option plan generally results in variable plan accounting. However, when the adjustment to the exercise price is used to offset the decrease in the per-share price of the stock caused by an equity restructuring or recapitalization performed through a special, large nonrecurring dividend that causes the market value per share of the stock underlying the option or award to decrease, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", states there shall be no accounting consequence as long as certain conditions are met. Therefore, because the aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change and the ratio of the exercise price per share to the market value per share is not reduced, the Group continues to account for the Terra Networks Stock Option Plan as a fixed plan under APB 25.

     b) Terra Networks, S.A. Stock Option Plan resulting from the acquisition of Lycos, Inc.

     In connection with the acquisition of Lycos, Inc. Terra Networks, S.A. assumed Lycos, Inc. Stock Option Plans (see Note 17-b).

     For the Lycos, Inc. Stock Option Plans no compensation charge under either APB 25 or SFAS 123 has been calculated since these options formed part of the goodwill arising in the acquisition of Lycos Inc. (see Note 22.7 a). For information about stock options outstanding under the Lycos, Inc. Stock Option Plans at December 31, 2004, see Note 17-b. Out of the outstanding options at December 31, 2004, all but 3,298 options were fully vested.

     Under the contract for the sale of Lycos, Inc., 11,575,387 of stock options outstanding to employees of Lycos, Inc. have been assumed by Terra Networks, S.A. with no modifications to the conditions of those Plans. The only change taking place is that the employees of Lycos, Inc. are no longer employees of the Terra Group and therefore do not perform any services for the Group.

     Under U.S. GAAP, and in accordance with Issue 19 of EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, because the termination of employment of Lycos employees with the Terra Group does not result in forfeiture of the award under its original terms, and the former employees are no longer providing any services to the Terra Group, there is no accounting consequence of the termination.

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

Distribution of sales by product for the years ended December 31, 2004, 2003 and 2002 was as follows:

------------------------------------------------------------------------------
                                               Thousands of Euros
                                    ------------------------------------------
                                        2004          2003          2002
------------------------------------------------------------------------------
Access                                    236,501       216,492       220,416
Advertising & E-Commerce                  119,661       143,021       281,362
Communication and Portal Services         122,304       119,023        66,638
Corporate Services                         59,633        58,581        43,657
Other                                       2,379         9,510         9,718

------------------------------------------------------------------------------
Total revenues (*)                        540,478       546,627       621,791
------------------------------------------------------------------------------

(*) The revenue disclosures for 2002 have been modified and some necessary reclassifications in the data have been made in order to adapt prior years' disclosures to the actual classification of revenues in 2004 and 2003 with the purpose of preserving the comparability of the information.

For the year ended December 31, 2004, 25% (18.5% in 2003) of the total revenues are related to the contract signed by Telefonica, S.A. and Terra Networks, S.A. in substitution of the advertising contract with Bertelsmann (See Note 15). Out of this total amount, 13% (3% in 2003) of the access revenues correspond to this new Framework Strategic Alliance, 10% (11% in 2003) of the advertising and e-commerce revenues relate to the same contract, 23% (53% in 2003) of the communication and portal services and 34% (30% in 2003) of the corporate services revenues. There are no significant amounts in connection with this Agreement registered under the other revenues caption.

For the year ended December 31, 2002 approximately 61% of the revenues relate to the advertising contract with Bertelsmann.

Geographic distribution of sales to external clients (taken to be the country in which the Terra Group service provider Company is located) for the years ended December 31, 2004, 2003 and 2002 was as follows:

     ----------------------------------------------------------------------
                                            Thousands of Euros
                                  -----------------------------------------
                                     2004          2003          2002
     ----------------------------------------------------------------------
     Sales to external clients:
     Spain                             135,326       117,791       155,317
     United States                      83,105       118,082       193,339
     Brazil                            118,024       105,605       105,119
     Mexico                             28,650        34,473        49,316
     Chile                              25,339        23,348        20,854
     Guatemala                           2,034         2,213         2,536
     Peru                                2,102         2,620         2,577
     Argentina                             625           316           290
     Venezuela                             449           309           692
     Colombia                            1,008           800           691
     Uruguay                                 -             -            74
     Caribbean                               -            14            36
     ----------------------------------------------------------------------
                                       396,662       405,571       530,841

     Sales to related parties          142,780       139,801        88,094
     Other revenues                      1,036         1,255         2,856
     ----------------------------------------------------------------------
     Total revenues                    540,478       546,627       621,791
     ----------------------------------------------------------------------

The contribution by geographical market (taken to be the country in which the Terra Group service provider Company is located) to the "Total operating revenues" caption in the accompanying consolidated statement of operations is shown in Note 15.

The distribution of fixed assets and intangible assets under Spanish GAAP at December 31, 2003, 2002 and 2001 was as follows:

------------------------------------------------------------------------------
                                                Thousands of Euros
                                     -----------------------------------------
                                            2004          2003          2002
------------------------------------------------------------------------------
Property, plant and equipment (net):
Spain                                       3,115        14,038        21,453
Chile                                       1,778         3,965         4,778
Mexico                                      2,823             1         4,437
Brazil                                      3,271         6,807         7,211
United States                                 735        11,381        13,935
Peru                                          328         1,410         1,705
Argentina                                       -             2             -
Guatemala                                     204           552           888
Venezuela                                      53           133           288
Colombia                                        -             1             -
Uruguay                                         -             -            14
Caribbean                                       -            11            50
------------------------------------------------------------------------------
Total                                      12,307        38,301        54,759
------------------------------------------------------------------------------

Intangible assets (net):
Spain                                     212,733        52,051        22,695
Chile                                       3,701         3,798         5,907
Mexico                                        776         1,383         2,651
Brazil                                      5,236         7,484         7,788
United States                               1,196        14,624        16,315
Peru                                          186           847         1,544
Argentina                                       -             1             -
Guatemala                                     103            38            81
Venezuela                                      14            35            88
Caribbean                                       -             6            17
------------------------------------------------------------------------------
Total                                     223,945        80,267        57,086
------------------------------------------------------------------------------

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

Revenue Recognition-

Under U.S. GAAP, the SAB 101 (as updated by SAB 104) and a supplemental Q&A also published by the Staff of the U.S. Securities and Exchange Commission
(SEC), offer guidance for a number of transactions based on four requirements, which are: (a) persuasive evidence that an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller's price to the buyer is fixed or determinable; and (d) collection is reasonably assured.

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

The revenues from the sale of advertising are obtained through short-term contracts and payments, which business partners make for long-term prominent placing and advertising space on the Company's websites. Under these contracts, the Company guarantees for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized, under both Spanish and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of "impressions" or times that an advertisement appears in pages viewed by users of the Company's online properties.

The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the Company's suite of products as well as from royalties from the sale of goods and services from the Company's websites.

Terra establishes contracts with vendors by which the vendor pays or agrees to pay a fee to Terra to obtain internet space on the Company's website. Such contracts vary by vendor and they can be: (i) established to display a minimum number of impressions of the vendor's product/advertisement on Terra's portal during an agreed period or (ii) negotiated periodically, where the fees are earned based on a fixed amount. Regardless of the type of contract, a vendor is always entitled to receive stated rights, such as the display of the vendor's products in Terra's portal, either regularly for a specified period of time, or as contracted, in return for an established fee. Such fees are not generally collected up-front, but rather are collected once the service (the impressions) are completely delivered by Terra. Therefore, the Company recognizes the related revenue as earned; that is, once the mentioned contracted service is delivered to the vendor, regardless of whether an online purchase is made by the end-customer, and as long as there are no remaining obligations with the vendor and collection is reasonably assured. In cases where fees are collected up-front, the revenue is deferred and recognized as the service is delivered.

In the case of royalties from the sale of goods and services through the Company's websites, e-commerce revenues are recognized as the product is delivered to the end-customer, and only if there are no remaining obligations with the customer and collection is reasonably assured. This accounting method is consistent with the revenue and cost recognition criteria followed by the product vendor, as described in EITF 01-9. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recognized net when it acts as an agent in the transaction. Electronic commerce revenues include the revenues from the transactions of Onetravel.com, Inc.

Under Spanish GAAP, in the transactions of the affiliate Onetravel.com, Inc. in which the Company bills the end customer for the total amount of the fare including taxes, assumes the risk of credit or default on the part of the end customer and has a minimum purchase commitment with its main supplier or is authorized to establish the definitive price to be paid by the end customer, the "Net Sales and Services" caption includes the full amount billed as described in Note 4 (o). Under U.S. GAAP, the caption "Net Sales and Services" includes only the amount of the net commission that the Company charges for every service to its customers. This different criteria between U.S. GAAP and Spanish GAAP has no effect in the statement of operations.

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

Under Spanish GAAP, the revenues from software package licensing are recognized at the time the service is rendered, if there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable. Under U.S. GAAP, and in accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software support fees are deferred and credited to income on a straight-line basis over the life of the related service contract, which is generally one month. SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. In compliance with SOP 97-2, when vendor-specific objective evidence does not exist to support the fair value of each element in a multiple-element arrangement, all the revenue from the arrangement is deferred and recognized ratably over the life of the related contract for U.S. GAAP purposes (see Note 22.15).

The corporate services and other revenues include services rendered to Companies such as connection services, development of applications, web developing, advisory services, b2b e-commerce, and corporate financial information in the case of Terra Networks Mexico, S.A. de C.V. These revenues are registered at the moment the service is rendered to the customer.

Web Site Development Costs-

The Emerging Issues Task Force ("EITF") addressed the issue of accounting for the costs of developing a web site in Issue No. 00-2, "Accounting for Web Site Development Costs ", and concluded that software that is developed by the Company or purchased from vendors represent internal use software covered by SOP 98-1. However, in determining the appropriate accounting for costs incurred for software to be used in the Company's web site, consideration should be given to the following: (1) the guidance provided in SOP 93-7, "Reporting on Advertising Costs", if the web site is to be wholly or partially used for advertising; (2) whether the costs incurred are graphics and software costs or represent content development costs; and (3) the appropriate amortization period.

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

Content development costs related to preparing, updating and organizing the information presented in the web site have been accounted for pursuant to APB Opinion 17, "Intangible Assets", up to December 31, 2001 and SFAS No. 142 beginning January 1, 2002. The costs of internally developed intangible assets that are not specifically identifiable should be expensed as incurred, while amounts paid to third parties should be recognized as an asset.

The majority of the Group's software and software related expenditures relate to the development and maintenance of its portal. Under Spanish GAAP, internal and external costs incurred in the planning or conceptual development of the Group's portal are expensed as incurred. Once the planning or conceptual development of a web site enhancement project has been achieved, and the project has reached the application or development stage, the following costs are capitalized as intangible assets:

     o external direct costs of materials and services used in the project, payroll and payroll-related costs for employees who are directly associated with and who devote time to the project (to the extent of the time spent directly on the project) and

     o interest cost incurred in the development of the project, if material.

Training and routine maintenance costs are expensed as incurred. Costs incurred that result in enhancements or additional functionality to the web site are capitalized in accordance with the policy described above. Due to the above, there are no significant differences between Spanish and U.S. GAAP.

During the years ended December 31, 2004, 2003 and 2002, most of our costs are charged to earnings relating to web site development. Those costs relate mainly to the purchase of content or monthly rental fees paid to our suppliers and, accordingly, these costs have been not capitalized.

Impairment and Disposal of Long-Lived Assets-

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets", which supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The long-lived asset impairment write-downs described in Note 1 have been consistent with the principles established in SFAS No. 144.

24.  Disclosure of fair value of financial instruments

SFAS No. 107 requires that the Group disclose the estimated fair value of its financial instruments as of December 31, 2004, 2003 and 2002. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a)   Cash and cash equivalents

The fair value of these investments approximates their carrying value due to the short maturity of the instruments.

b)   Short-term investments

The carrying value for short-term investments approximates fair value because of the relatively short time between the origination of the instruments and their expected realization.

c)   Long-term financial investments

The fair value of long-term financial investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments considered individually, the cost of valuing them based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained thereby, and the Group's management considers that the difference between the book value and the fair value is not material.

d)   Accounts receivable and accounts payable

The fair value of these accounts approximates their carrying value because of their short-term nature.

25.  Classification differences

Goodwill and intangible assets

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating loss. The amount of goodwill amortization recorded under Spanish GAAP was
(euro)65,577 thousand, (euro)83,269 thousand and (euro)254,157 thousand for the years ended December 31, 2004, 2003 and 2002. For U.S. GAAP reporting purposes, amortization of goodwill was shown as a deduction before operating income. Under U.S. GAAP, goodwill is only amortized up to January 1, 2002.

For U.S. GAAP, all goodwill related to investments accounted for under the equity method would be included within the carrying amount of the investment in the equity method investee, rather than being shown as a part of the separate goodwill balance on the balance sheet as is done under Spanish GAAP. This classification difference would increase the carrying amount of equity investments and decrease goodwill under U.S. GAAP by (euro)145,553 thousand as of December 31, 2002, net of accumulated amortization and after impairments. As of December 31, 2004 and 2003 there are no goodwill under U.S. GAAP or Spanish GAAP related to investments accounted for under the equity method.

Up to October 5, 2004 (date of sale of Lycos Inc.) the portion of goodwill arising in the acquisition of Lycos, Inc. allocated to the Strategic Agreement entered into on May 16, 2000 by Bertelsmann AG, Telefonica, S.A. and Terra Networks, S.A. was shown in the consolidated balance sheet as goodwill in the Spanish GAAP financial statements. After the sale of Lycos Inc., this asset has been reclassified to intangible assets in the Spanish GAAP financial statements. Under U.S. GAAP, this asset has always been classified as an intangible asset. Therefore, the U.S. GAAP classification difference existing in 2003 and 2002 no longer exist.

Under both Spanish and U.S. GAAP, from February 12, 2003, this asset is amortized over six years, which is the term of the new Framework Strategic Agreement signed substituting the Agreement of May 16, 2000 (See Note 22.13). In 2004, under Spanish GAAP, the amortization of this asset until October 5, 2004 has been recorded as goodwill amortization. Under U.S. GAAP the amortization expense of the whole year 2004 is recorded in the caption "Amortization expense of Intangible Assets".

Equity method losses

In the Spanish GAAP financial statements, equity in losses of companies carried by the equity method is shown below operating loss in the consolidated statement of operations. The amount of equity in losses of companies carried by the equity method recorded under Spanish GAAP was (euro)14,559 thousand,
(euro)34,734 thousand and (euro)148,902 thousand for the years ended December 31, 2004, 2003 and 2002. For U.S. GAAP reporting purposes, equity in losses of companies carried by the equity method is presented after the minority interest in the statement of operations (on an after tax basis).

Accounting for Leases

Under Spanish GAAP, the Company recorded leased fixed assets as intangible assets as of December 31, 2003. In addition, at the inception of a capital lease, the asset was recorded in the balance sheet at the present value of minimum lease payments, and the corresponding liability was recorded at its nominal amount. The unamortized portion of interest charges were recorded as a deferred asset, and were amortized using the effective interest method as payments on the lease were made. Under U.S. GAAP, leased fixed assets are shown in the balance sheet as property, plant and equipment. In addition, the capitalized asset and obligation must be recorded at the net present value of the minimum lease payments at the outset of the lease. Interest is charged each period, but the total amount of interest to be paid is not recorded in the balance sheet. This difference is not applicable at December 31, 2004, since the leased fixed assets related to Lycos, Inc., and thus were sold with the rest of assets and liabilities of this subsidiary on October 5, 2004.

Under Spanish GAAP, certain income and expenses, such as those arising from the disposition of fixed assets can be classified as extraordinary items. Under U.S. GAAP, these amounts would be classified as a component of operating income
(loss).

26.  Advertising

The Group companies advertise their branded services and products through national and regional media in the countries in which they operate. These advertising costs are expensed as incurred, and are charged to "operating expenses". Advertising expenses amounted to (euro)62,611 thousand, (euro)79,104 thousand and (euro)142,905 thousand, for the years ended December 31, 2004, 2003 and 2002, respectively.

27.  Earnings (loss) per share

The shares of the stock options Plans of Terra Networks, S.A., described in
Note 22.21, are considered under US GAAP as dilutive shares, as defined under FAS 128 "Earnings Per Share". However, as the Company has incurred net losses under U.S. GAAP since its creation, there are no differences between basic and diluted loss per share for any periods presented.

28.  Consolidation methods

In July 1999, Lycos, Inc., formed a venture capital fund to make strategic early-stage investments in companies that are involved with electronic commerce, online media, or the development of Internet technology, content or services. The general partner of the fund is Lycos Triangle Partners, LLC, a Delaware limited liability company formed by Lycos and Triangle Capital Corporation.

The Company had 70% ownership and fully consolidated Lycos Triangle Partners, LLC. Therefore, the company accounted for its 13.2% ownership in Lycos Ventures, L.P., the limited partner of this venture capital fund, under the equity method of accounting. The carrying value of Lycos Ventures, L.P., was classified as an equity investment amounting to (euro)1.2 million in the consolidated balance sheet of 2003 and the share of losses of Lycos Ventures, L.P. was approximately (euro)71 thousand. In 2004, Lycos Ventures, L.P. was sold with other assets and liabilities of Lycos, Inc. The share of losses of Lycos Ventures, L.P. recorded in the consolidated statement of operations in 2004, prior to the sale of this affiliate, amounted to (euro)169 thousand.

As described in Note 2-b, the Company has majority investments in certain inactive companies that have not been consolidated under Spanish GAAP because their effect on the consolidated financial statements is scantly material and consolidation is not deemed necessary to present a true and fair view of the consolidated financial statements as required under Spanish GAAP. Instead, these subsidiaries were valued at the lower of cost or market. Under U.S. GAAP, these majority-owned investments, which include Terra Lycos Holding, B.V., Terra Networks Servicos de Acceso a Internet e trading, Lda., and Terra Networks Maroc, S.A.R.L. (as listed in Appendix I), must be consolidated, since exclusion based on materiality is not an accepted treatment. The effect on shareholders' equity and net income of consolidating these subsidiaries is
(euro)-31 thousand and (euro)-1 thousand, respectively, as of and for the year ended December 31, 2004. Thus, the adjustment has not been posted to the reconciliation. The affiliates Terra Networks Servicos de Acceso a Internet e trading, Lda., and Terra Networks Maroc, S.A.R.L. are in process of dissolution as of December 31, 2004.

29.  Use of estimates

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

30.  New accounting standards

Statements of Financial Accounting Standards No. 123 (Revised 2004):
Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs - An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

EXHIBIT I: consolidated companies

                                                                                  ------------------------
                                                                                     Thousands of Euros
----------------------------------------------------------------------------------------------------------
                                                             Percentage of                          Net
                                                          Direct and Indirect     Capital at      Worth at
         Company, Line of Business and Address                 Ownership           12/31/04       12/31/04
----------------------------------------------------------------------------------------------------------
Terra Lycos Intangibles, S.A. (formerly Terra                     100%                 660         13,885
Interactiva de Contenidos, S.A.)
ISP
Via Dos Castillas, 33, Pozuelo de Alarcon - Madrid
----------------------------------------------------------------------------------------------------------
Terra Business Travel, S.A. (formerly Terra Lycos, S.A.)          100%                 560            555
Intermediation in and/or organization of tourism
services. Travel agency.
Via Dos Castillas, 33, Pozuelo de Alarcon - Madrid
----------------------------------------------------------------------------------------------------------
Terra Lycos Holding, B.V.                                         100%                  18             18
Marketing of software licenses
Koningslaan 34
1075 AD Amsterdam, the Netherlands
----------------------------------------------------------------------------------------------------------
Uno-e Bank, S.A. (***)                                             33%              80,317        119,530
On-line banking
Julian Camarillo, 4, Edificio C, 28037 Madrid
----------------------------------------------------------------------------------------------------------
Terra Networks Espana, S.A.                                       100%               9,869       (374,082)
ISP
Via Dos Castillas, 7, Pozuelo de Alarcon, Madrid
----------------------------------------------------------------------------------------------------------
CIERV, S.L.                                                       100%                   6            (**)
Design of communications products
Via Dos Castillas, 33, Pozuelo de Alarcon, Madrid
----------------------------------------------------------------------------------------------------------
Corporacion Real Time Team, S.L.                                  100%                  18            (**)
                                                           12.04% indirectly
Design, advertising and consulting on the Internet      through CIERV, S.L. and
Claudio Coello, 32, 1ext, Madrid                             87.96% through
                                                             Terra Networks
----------------------------------------------------------------------------------------------------------
Terra Networks USA, Inc.  (1)                                     100%                  (*)        (1,746)
Internet portal
1201 Brickell Avenue  Suite 700
Miami, Florida  33131, USA
----------------------------------------------------------------------------------------------------------
Deremate.com, Inc.                                                18%                  (**)           (**)
Internet content and e-commerce                            indirectly through
1018 Centre Road, Wilmington, Delaware, USA                    Terra USA
----------------------------------------------------------------------------------------------------------
LE Holding Corporation                                            100%                  (*)            (*)
Portfolio company
Corporation Trust Center, 1209 Orange Street,
Wilmington, Delaware 19801, USA
----------------------------------------------------------------------------------------------------------
Lycos Europe, N.V.                                               32.1%               3,123        192,862
Internet portal
Richard Holkade, 30-34, Haarlem, the Netherlands
----------------------------------------------------------------------------------------------------------
Terra Networks Latam E.T.V.E, S.L. (formerly Terra                100%              57,447         90,558
Networks Asociadas Extranjeras, S.L.)
Foreign securities management
Via Dos Castillas, 33, Pozuelo de Alarcon - Madrid
----------------------------------------------------------------------------------------------------------
Telefonica Interactiva Brasil, Ltda (1)                          99.99%

                                                                                  ------------------------
                                                                                     Thousands of Euros
----------------------------------------------------------------------------------------------------------
                                                             Percentage of                          Net
                                                          Direct and Indirect     Capital at      Worth at
         Company, Line of Business and Address                 Ownership           12/31/04       12/31/04
----------------------------------------------------------------------------------------------------------
Portfolio company                                          indirectly through      534,510         81,590
Rua de Consolacao, 247, 6(0) Sao Paulo, Brazil                    TN Latam
----------------------------------------------------------------------------------------------------------
Terra Networks Brasil, S.A. (1)                                   100%             248,656          7,856
ISP and portal                                             59.16% indirectly
Rua General Joao Manoel, 90, Porto Alegre,                 through TI Brasil
Rio Grande do Sul, Brazil
----------------------------------------------------------------------------------------------------------
Africanet Proveedora de Acesso e Informacoes, Ltda.             99.99%                 310             39
ISP                                                       indirectly through
Rua Timbiras, 138, loja 03 Belo Horizonte, Minas                TN Brasil
Gerais, Brazil
----------------------------------------------------------------------------------------------------------
Mago Informacoes e Dados, Ltda.
ISP                                                             99.99%               1,939            (63)
Rua Timbiras, 138 loja 03, Belo Horizonte, Mina Gerais,  indirectly through TN
Brazil                                                           Brasil
----------------------------------------------------------------------------------------------------------
Voyager Informatica, Ltda.
ISP                                                             99.99%                 105             20
Rua General Joao Manoel,  90, Porto Alegre, Rio Grande   indirectly through TN
do Sul, Brazil                                                   Brasil
----------------------------------------------------------------------------------------------------------
Manchester Informatica, Ltda.
ISP                                                                99%
Rua Abiail do Amaral Carneiro, 191, loja 03/04,          indirectly through TN         746            209
Vitoria, Espirito Santo, Brazil                                  Brasil
----------------------------------------------------------------------------------------------------------
Pensatron Informatica, Ltda.
ISP                                                             99.99%                  10            108
Rua Boulevard 28 setembro 389, sala 416/417, Rio de      indirectly through TN
Janeiro, Brazil                                                  Brasil
----------------------------------------------------------------------------------------------------------
Netmarket Informatica, Ltda.
ISP                                                             99.99%                  73              9
Rua General Joao Manoel, 90,  Porto Alegre, Rio Grande   indirectly through TN
do Sul, Brazil                                                   Brasil
----------------------------------------------------------------------------------------------------------
Easyway Integradora Sistemas, Ltda.
ISP                                                             99.97%               1,162             93
Rua Alfonso Cavalcanti, 54, Porto Alegre, Rio Grande do  indirectly through TN
Sul, Brazil                                                      Brasil
----------------------------------------------------------------------------------------------------------
Missoes Informatica, Ltda.
ISP                                                             99.99%                 234             31
Rua General Joao Manoel, 90,  8(0) andar , Porto Alegre,  indirectly through TN
Rio Grande do Sul, Brazil                                       Brasil
----------------------------------------------------------------------------------------------------------

  (1) Consolidated data.
  (*) Less than (euro)1,000.
 (**) Data not available as of the date of preparation of the consolidated financial statements.
(***) Provisional data as of the date of preparation of the consolidated financial statements.
TN:   Terra Networks.
ISP:  Internet service provider.

                                                                                  ------------------------
                                                                                     Thousands of Euros
----------------------------------------------------------------------------------------------------------
                                                             Percentage of                          Net
                                                          Direct and Indirect     Capital at      Worth at
         Company, Line of Business and Address                 Ownership           12/31/04       12/31/04
----------------------------------------------------------------------------------------------------------
DW Net Internet, Ltda.                                          99.93%                  56             28
ISP                                                        indirectly through
Rod. Antonio Heil, 635, Brusque, Santa Catarina, Brazil         TN Brasil
----------------------------------------------------------------------------------------------------------
Terra Sorocaba, Ltda.                                             100%                 480             12
ISP                                                       indirectly through
Rua Riachuelo, 290, Sorocaba, Sao Paulo, Brazil                TN Brasil
----------------------------------------------------------------------------------------------------------
Santa Helena Servicos de Informatica e Comunicaciones,
Ltda.                                                              99%               2,647            209
ISP                                                       indirectly through
Rua Luiz Viana Filho, s/n(0), Salvador, Bahia, Brazil          TN Brasil
----------------------------------------------------------------------------------------------------------
Waves Networks e Prestacao de Servicos de Internet, S/A.
ISP                                                                60%
Av. Das Nacoes Unidas, 12901 12(0) andar,  Sao Paulo,      indirectly through            3           (690)
Brazil                                                         TN Brasil
----------------------------------------------------------------------------------------------------------
Fortaleza Networks e Prestacao de Servicos de Internet,
S/A.                                                               80%                  68         (1,057)
ISP                                                        indirectly through
Rua General Joao Manoel, 90,  Porto Alegre, Rio Grande         TN Brasil
do Sul, Brazil
----------------------------------------------------------------------------------------------------------
Terra Networks Mexico Holding, S.A. de C.V. (formerly
Terra Networks Mexico, S.A. de C.V.) (1)                          100%              91,316        (28,796)
Portfolio company                                          indirectly through
Blvd. Diaz Ordaz Pte. N(0) 123, Col. Santa Maria,               TN Latam
Monterrey, Nuevo Leon, Mexico
----------------------------------------------------------------------------------------------------------
Terra Networks Mexico, S.A. de C.V. (formerly
Informacion Selectiva, S.A.)                                    99.99%               3,069        (13,096)
ISP and portal                                            indirectly through
Blvd. Diaz Ordaz Pte. N(0) 123, Col. Santa Maria,          TN Mexico Holding
Monterrey, Nuevo Leon,  Mexico
----------------------------------------------------------------------------------------------------------
Terra Infosel, S.A. de C.V (formerly Guadalajara
Teleport, S.A. de C.V.)                                           100%                 198             17
ISP and Internet services                                 indirectly through
Guadalajara, Mexico                                        TN Mexico Holding
----------------------------------------------------------------------------------------------------------
Terra Negocios, S.A. de C.V. (formerly Interdata
Infosel, S.A. de C.V.)                                            100%                  19            483
 e-commerce services                                      indirectly through
Monterrey, Mexico                                         TN Mexico Holding
----------------------------------------------------------------------------------------------------------

  (1) Consolidated data.
  (*) Less than (euro)1,000.
 (**) Data not available as of the date of preparation of the consolidated financial statements.
(***) Provisional data as of the date of preparation of the consolidated financial statements.
TN:   Terra Networks.
ISP:  Internet service provider.

                                                                                  ------------------------
                                                                                     Thousands of Euros
----------------------------------------------------------------------------------------------------------
                                                             Percentage of                          Net
                                                          Direct and Indirect     Capital at      Worth at
         Company, Line of Business and Address                 Ownership           12/31/04       12/31/04
----------------------------------------------------------------------------------------------------------
Terra de Compras S.A. (formerly Comunicacion Internet,          99.99%                  91              0
S.A. de C.V.)                                             indirectly through
 e-commerce services                                           TN Mexico
Monterrey, Mexico
----------------------------------------------------------------------------------------------------------
Infoshare Inc.                                                    100%                 290          (294)
 Infosel Financiero Services                              indirectly through
 New York, USA                                                 TN Mexico
----------------------------------------------------------------------------------------------------------
Internet Queretaro, S.A.                                        99.99%                  52             52
Internet Services                                         indirectly through
Queretaro, Mexico                                         TN Mexico Holding
----------------------------------------------------------------------------------------------------------
Terra Networks Chile Holding Limitada, S.A. (1)                 99.99%              95,180         24,145
Portfolio company                                         indirectly through
Av.Vitacura, 2736, Las Condes, Santiago de Chile               TN Latam
----------------------------------------------------------------------------------------------------------
Terra Networks Chile, S.A.                                        100%              38,788         (1,249)
ISP and portal                                            indirectly through
Av.Vitacura, 2736, Las Condes, Santiago de Chile           TN Chile Holding
----------------------------------------------------------------------------------------------------------
Terra Networks Colombia Holding, S.A. (1)                       99.99%                 248         (2,901)
Portfolio company                                           81% Indirectly
Diagonal 97, n(0) 17-60, Oficina 402, Bogota, Colombia     through TN Latam
----------------------------------------------------------------------------------------------------------
                                                                99.99%                   2            311
                                                          94.99% indirectly
Terra Networks Colombia, S.A.                                through TN
Portal and Internet in general                             Colombia Holding
Diagonal 97, n(0) 17-60, Oficina 402, Bogota, Colombia   5% indirectly through
                                                              TN Venezuela
----------------------------------------------------------------------------------------------------------
Terra Networks Argentina, S.A.                                  99.99%               1,251           (166)
ISP and portal                                             indirectly through
Av. Aleandro N. Alem, 712, Piso 11, Buenos Aires              TN Latam
----------------------------------------------------------------------------------------------------------
Terra Networks Peru, S.A.
ISP and portal                                                  99.99%               2,540          1,308
Los Sauces, 374, Piso 9 of. 902, Torre Roja, San          indirectly through
Isidro, Lima, Peru                                             TN Latam
----------------------------------------------------------------------------------------------------------
Terra Networks Venezuela, S.A.
ISP and portal                                                    100%               1,370         (1,691)
Av. Francisco de Miranda, Cruce con Avda. el Parque,      indirectly through
Torre Edicampo, Piso 2, Oficina 21, Campo Alegre,              TN Latam
Caracas, Venezuela
----------------------------------------------------------------------------------------------------------

  (1) Consolidated data.
  (*) Less than (euro)1,000.
 (**) Data not available as of the date of preparation of the consolidated financial statements.
(***) Provisional data as of the date of preparation of the consolidated financial statements.
TN:   Terra Networks.
ISP:  Internet service provider.

                                                                                  ------------------------
                                                                                     Thousands of Euros
----------------------------------------------------------------------------------------------------------
                                                             Percentage of                          Net
                                                          Direct and Indirect     Capital at      Worth at
         Company, Line of Business and Address                 Ownership           12/31/04       12/31/04
----------------------------------------------------------------------------------------------------------
Terra Networks Guatemala, S.A. (1)
ISP and portal                                                    100%
Diagonal 6 n(0) 10-01 Zona 10 Nivel 10, Oficina 1002,       indirectly through      13,080         (1,430)
Centro Gerencial, Edificio Las Margaritas II, Guatemala         TM Latam
----------------------------------------------------------------------------------------------------------
Terra Networks El Salvador, S.A. de C.V.
Portal and Internet in general                                  99.99%               1,606             77
63 Ave. Sur y Alameda Roosvelt, Centro Financ. Gigante      indirectly through
Torre D, 2(0) Nivel,  San Salvador                             TN Guatemala
----------------------------------------------------------------------------------------------------------
Terra Networks Honduras, S.A.                                   99.99%                   1            (23)
Portal and Internet in general                            indirectly through TN
Honduras                                                     TN Guatemala
----------------------------------------------------------------------------------------------------------
Terra Networks Costa Rica, S.A.
Portal and Internet in general                                  99.99%                 192             86
Curridabat, Edificio Domus Plaza, 2(a) Planta Ofician 1     indirectly through
2, San Jose, Costa Rica                                       TN Guatemala
----------------------------------------------------------------------------------------------------------
Terra Networks Nicaragua, S.A.                                  99.99%                  (*)            (*)
Portal and Internet in general                            indirectly through
Nicaragua                                                    TN Guatemala
----------------------------------------------------------------------------------------------------------
Terra Networks Panama, S.A.
Portal and Internet in general                                  99.99%                  (*)        (2,159)
C/Harry Eno y Piloto, Posada Edificio El Educador,        indirectly through
Coopeduc, Bethania, Panama                                   TN Guatemala
----------------------------------------------------------------------------------------------------------
Terra Networks Caribe, S.A.
Internet portal                                                 99.98%
Avenida Winston Churchill, Plaza Fernandez II, Local 18    indirectly through          499           (291)
B 3er. Nivel Ensanche Paraiso, Santo Domingo, Dominican      TN Guatemala
Republic
----------------------------------------------------------------------------------------------------------
Terra Networks Servicos de Acceso a Internet e Trading,
Lda.                                                              100%                  12            (**)
Av. Arriaga, 73, 2(0)andar, sala 212, Fregueria da Se,      indirectly through
Concelho de Funchal                                              TN Latam
Portugal
----------------------------------------------------------------------------------------------------------
Terra Networks Maroc, S.A.R.L.                                    100%                  31            (**)
332, Boulevard Brahim Roudani, Casablanca                 indirectly through
Morocco                                                         TN Latam
----------------------------------------------------------------------------------------------------------
Terra Networks Asociadas, S.L.
Portfolio company                                                 100%               6,114        (17,673)
Via Dos Castillas, 33, Pozuelo de Alarcon, Madrid
----------------------------------------------------------------------------------------------------------

  (1) Consolidated data.
  (*) Less than (euro)1,000.
 (**) Data not available as of the date of preparation of the consolidated financial statements.
(***) Provisional data as of the date of preparation of the consolidated financial statements.
TN:   Terra Networks.
ISP:  Internet service provider.

                                                                                  -------------------------
                                                                                     Thousands of Euros
-----------------------------------------------------------------------------------------------------------
                                                             Percentage of                          Net
                                                          Direct and Indirect     Capital at      Worth at
         Company, Line of Business and Address                 Ownership           12/31/04       12/31/04
-----------------------------------------------------------------------------------------------------------
Ifigenia Plus, S.L.
Education and culture portal                                      100%                 144         (2,739)
Plaza Santa Maria Soledad Torres Acosta, 1 5(a) Planta,     indirectly through
Madrid                                                         TN Asociadas
----------------------------------------------------------------------------------------------------------
Educaterra, S.L.                                                  100%                 686          1,859
Education portal                                            indirectly through
Paseo de la Castellana 141, Edificio Cuzco IV - 5(a)           TN Asociadas
Planta, Madrid.
----------------------------------------------------------------------------------------------------------
Maptel Networks, S.A.U.
Digital cartography design work                                   100%               2,543            422
Plaza Santa Maria Soledad Torres Acosta, 1 5(a) Planta,     indirectly through
Madrid                                                        TN Asociadas
----------------------------------------------------------------------------------------------------------
Red Universal de Marketing y Bookings Online, S.A. (1)             50%                 900         (5,810)
Travel booking portal                                      indirectly through
Procion, 1-3, 28023 Madrid                                    TN Asociadas
----------------------------------------------------------------------------------------------------------
Azeler Automocion, S.A. (1)                                        50%               1,804          1,139
Motoring portal                                            indirectly through
Via Dos Castillas, 33, Pozuelo de Alarcon, Madrid            TN Asociadas
----------------------------------------------------------------------------------------------------------
Iniciativas Residenciales en Internet, S.A.                        50%               1,424            577
Real estate portal                                         indirectly through
Paseo de Recoletos, 10 Ala Norte 1(a) Planta, Madrid          TN Asociadas
----------------------------------------------------------------------------------------------------------
OneTravel.com, Inc. (1) and subsidiaries                        54.15%                  10         (1,327)
Travel booking portal                                     indirectly through
258 Main Street, 3rd floor, East Greenville, USA             TN Asociadas
----------------------------------------------------------------------------------------------------------
Inversis Networks, S.A.                                         10.68%              44,027         30,264
IT and telematic systems and applications                 Indirectly through
Calle Deyanira, 57. 28022 Madrid                             TN Asociadas
----------------------------------------------------------------------------------------------------------

The data on the capital and reserves of the subsidiaries that do not head their subgroups were translated to thousands of euros at the exchange rates ruling as of December 31, 2004. The 2004 results were translated to thousands of euros at the cumulative average exchange rates as of December 31, 2004.


  (1) Consolidated data.
  (*) Less than (euro)1,000.
 (**) Data not available as of the date of preparation of the consolidated financial statements.
(***) Provisional data as of the date of preparation of the consolidated financial statements.
TN:   Terra Networks.
ISP:  Internet service provider.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

TERRA NETWORKS, S.A.

By:   /s/ Joaquin Faura Batlle
      ---------------------------------------
Name:  Joaquin Faura Batlle
Title: President and Chief Executive Officer

Date: April 14, 2005

                                LIST OF EXHIBITS


Exhibit
 Number                            Description
--------------------------------------------------------------------------------

 4.15 Stock Purchase Agreement, dated as of July 30, 2004, between Terra Networks, S.A. and Daum Communications, Corp.

 8.1    List of Subsidiaries.

 10.1   Consent of Deloitte Touche Tohmatsu to incorporation by reference.

 10.2   Consent of BDO Audiberia to incorporation by reference.

 10.3 Consent of KPMG Deutsche Treuhand-Gesellschaft to incorporation by reference.

 12.1 Certification of Joaquin Faura Batlle, President and Chief Executive Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 12.2 Certification of Elias Rodriguez-Vina Cancio, Chief Financial Officer of Terra Networks, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 13.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
        Section 906 of the Sarbanes-Oxley Act of 2002.